As confidentially submitted to the Securities and Exchange Commission on June 27, 2025
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WeRide Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)
Cayman Islands (State or other jurisdiction of incorporation or organization)	7373 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)
21st Floor, Tower A, Guanzhou Life
Science Innovation Center
No. 51, Luoxuan Road, Guangzhou
International Biotech Island
Guangzhou 510005
People’s Republic of China
+86 (20) 2909-3388
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Yilin Xu, Esq. Cooley LLP 52/F, China World Office Tower A No. 1 Jianguomenwai Avenue Beijing, the People’s Republic of China +86 10 8540-0618	Will H. Cai, Esq. Michael X. Yu, Esq. Cooley LLP c/o 35/F Two Exchange Square 8 Connaught Place Central, Hong Kong +852 3758-1200	Reid S. Hooper, Esq. Cooley LLP 1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC +1 202 776 2097	Benjamin Su, Esq. Latham & Watkins LLP 18th Floor, One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500
Haiping Li, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower,
The Landmark
15 Queen’s Road Central Hong Kong
+852 3740-4700

Approximate date of commencement of proposed sale to the public:
as soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.
Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant files a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary Prospectus—Subject to Completion,
Dated            , 2025

WeRide Inc.
Class A Ordinary Shares

This prospectus relates to the offering of       Class A ordinary shares, par value US$0.00001 per share, as part of a global offering, or the Global Offering, consisting of an international offering of       Class A ordinary shares offered hereby, and a Hong Kong public offering of       Class A ordinary shares. [Of the total offering amount, WeRide is offering       Class A ordinary shares, and the selling shareholder named in this prospectus, or the Selling Shareholder, are offering       Class A ordinary shares. The public offering price for the international offering and the Hong Kong public offering is HK$      per Class A ordinary share, or approximately US$      per Class A ordinary share based on an exchange rate of HK$      to US$1.00. [We will not receive any of the proceeds from the sale of the Class A ordinary shares by the Selling Shareholder.]
Our American Depositary Shares, or ADSs, are listed on the Nasdaq Stock Market, or Nasdaq, under the symbol “WRD.” The closing price of our ADSs on Nasdaq on        , 2025 was US$      per ADS, or HK$      per Class A ordinary share, based upon an exchange rate of HK$      to US$1.00. Each ADS represents three Class A ordinary shares.
We will determine the offer price for both the international offering and the Hong Kong public offering by reference to, among other factors, the closing price of our ADSs on the last trading day before the pricing of the global offering, which is expected to be on or about        , 2025, or the Price Determination Date. The maximum offer price for the Hong Kong public offering is HK$    , or US$    , per Class A ordinary share (equivalent to US$      per ADS).
The allocation of Class A ordinary shares between the international offering and the Hong Kong public offering is subject to reallocation. For more information, see “Underwriting” beginning on page [•] of this prospectus. The public offering price in the international offering may differ from the public offering price in the Hong Kong public offering. See “Underwriting—[Pricing].” The international offering contemplated herein consists of a U.S. offering and a non-U.S. offering made outside the United States in compliance with applicable law. We are paying a registration fee for Class A ordinary shares sold in the United States, as well as for Class A ordinary shares initially offered and sold outside the United States in the Global Offering that may be resold from time to time into the United States.
We have applied to list our Class A ordinary shares on The Stock Exchange of Hong Kong Limited, or the Hong Kong Stock Exchange, pursuant to the Hong Kong Listing Rules under the stock code “                 .”
We are an “emerging growth company” as defined under applicable U.S. federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our Class A ordinary shares, including those represented by ADSs, involves risks. See “Risk Factors” beginning on page 26 for additional information and factors you should consider before investing in our securities.

WeRide Inc. is not an operating company in mainland China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this registration statement, “we,” “us,” “our company,” “the Company” or “our” refers to WeRide Inc., our Cayman Islands holding company, and its subsidiaries, including WeRide, and “WeRide” refers to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide.
For the years ended December 31, 2022, 2023 and 2024, there were intra-group loans, capital contributions and amounts paid under intra-group transactions. See “Prospectus Summary—Cash Flows through Our Organization.” We have established stringent controls and procedures for monitoring cash flows within our organization. The cash of our group is under the unified management of our finance department. Each cash requirement, after raised by the business department of an operating entity, is required to go through a two-to-five-level review process, depending on the relevant business department making such request and the amount of cash involved. A single employee is not permitted to complete all requisite reviews of a cash transfer, but rather only portions of the whole procedure. For special cash requirements that are out of the ordinary course of our business, additional review may be required to ensure the cash transfer is compliant with our internal policies and procedures. After such cash requirement is approved by the responsible persons in the finance department, the treasury department makes the cash transfer to the relevant operating entities. We strictly follow the foregoing controls and procedures to ensure that each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To date, we have not had any difficulty in transferring cash among our Cayman Islands holding company and our subsidiaries. The cash transfers through our organization are also subject to restrictions and limitations under PRC laws and regulations, which may restrict our subsidiaries’ ability to pay dividends or make payments to the Cayman Islands holding company, and thus cause the value of our securities you invest in the Global Offering to significantly decline or become of little or no value. For the years ended December 31, 2022, 2023 and 2024, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this prospectus, no subsidiaries have paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. In the future, cash proceeds raised from overseas financing activities, including the Global Offering, may be transferred by us to our mainland China subsidiaries via capital contribution or shareholder loans, as the case may be. For a detailed description of how cash is transferred through our organization and these restrictions, see “Prospectus Summary—Cash Flows through Our Organization.”
We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations.
For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
in, China-based issuers, anti- monopoly regulatory actions and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless.
On December 16, 2021, the Public Company Accounting Oversight Board, or the PCAOB, issued its report notifying the U.S. Securities and Exchange Commission, or the SEC, of its determination that it was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong, including our auditor, which is headquartered in mainland China. Under the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections because of a position taken by an authority in the foreign juridiction for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over- the-counter trading market in the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. Furthermore, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCAA, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for two consecutive years. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission- Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading in the U.S. under the HFCAA. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work,” and “Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”

PRICE HK$      PER CLASS A ORDINARY SHARE

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Class A ordinary share	Total
Public offering price(1)	HK$	HK$
Underwriting discounts and commissions(2)	HK$	HK$
Proceeds, before expenses, to us(3)	HK$	HK$
US$ Proceeds, before expenses, to the Selling Shareholders	HK$	HK$

(1)
Equivalent to US$      per ADS, based upon each ADS representing three Class A ordinary shares and an exchange rate of HK$      to US$1.00 as of           , 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System

(2)
See “Underwriting” for additional information regarding compensation payable by us to the underwriters.

(3)
Includes estimated net proceeds of HK$      from the sale of           Class A ordinary shares in the Hong Kong public offering.

We have granted the international underwriters the option to purchase up to an additional      Class A ordinary shares at the public offering price until 30 days after the last day for the lodging of applications under the Hong Kong public offering.[     has entered into a borrowing arrangement with      to facilitate the settlement of over-allocations.      is obligated to return Class A ordinary shares to       by exercising the option to purchase additional Class A ordinary shares from us or by making purchases in the open market. No fees or other remuneration will be paid by the underwriters to us or      for the loan of these Class A ordinary shares.]
We have two classes of ordinary shares, Class A ordinary shares and Class B ordinary shares. Upon the completion of the Global Offering,       Class A ordinary shares and [54,814,423] Class B ordinary shares will be issued and outstanding, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 40 votes. Each Class B ordinary share is convertible to one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See the section titled “Description of Share Capital” herein for additional information on our share capital. Dr. Tony Xu Han, our founder, chairman and chief executive officer, and Dr. Yan Li, our co-founder, director and chief technology officer, beneficially own in the aggregate all of our issued Class B ordinary shares, representing in the aggregate    % of the voting power of our total issued and outstanding shares immediately after the completion of the Global Offering, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.
Delivery of the Class A ordinary shares in the Global Offering is expected to be made on or about        , 2025.

CICC	Morgan Stanley
(in alphabetical order)
The date of this prospectus is           , 2025.

Our Comprehensive Product Portfolio for Diversified Use Cases
Robotaxi—Mobility-as-a-Service

Robobus—Public Transportation Solutions
Robovan—Logistics-as-a-Service

Robosweeper—S1 and S6 Models for Urban Sanitation
ADAS Solution—Equipped on Chery EXEED Sterra Family

The Only Company That Offers Commercialized L2-L4 Full Range

Autonomous driving solutions for cities

The Only Company With Autonomous Driving Permits

In China, the UAE and Singapore[1]

30+ Cities in 10 Countries

With trial and commercial operations across multiple products[1]

Notes:

(1) As of the date of this prospectus

You should rely only on the information contained in this prospectus or in any free writing prospectus that we authorize to be distributed to you. We[, the Selling Shareholders] and the underwriters have not authorized anyone to provide you with any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you, and neither we[, the Selling Shareholders,] nor the underwriters take responsibility for any other information others may give you. We [and the Selling Shareholders] are offering to sell, and seeking offers to buy, Class A ordinary shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of the Class A ordinary shares. Our business, financial condition, results of operations and prospectus may have changed since that date.
Neither we[, the Selling Shareholders,] nor any of the underwriters has taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of this prospectus or any filed free writing prospectus outside the United States.

i

PROSPECTUS SUMMARY
The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A ordinary shares discussed under “Risk Factors,” before making your investment decision. Certain information contained in this prospectus concerning WeRide’s industry and the regions in which WeRide operates, including its general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates, if so indicated, is based on an industry report dated               , or the CIC Report, and commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, to provide information regarding WeRide’s industry and market position. Neither we nor any other party involved in the Global Offering has independently verified such information, and neither we nor any other party involved in the Global Offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.
Overview
WeRide is a global provider of L4 autonomous driving products and solutions, including commercial robotaxi services, around the world. We believe our technology is among the most advanced, reliable, and commercially proven globally, powering a wide range of use cases across mobility, logistics and sanitation. Our WeRide One unified approach is cost effective, adaptable and scalable. In addition to L4 autonomous driving products and solutions, we also provide L2 and L3 solutions. We are the second largest company globally for L4 and above autonomous driving on city roads in terms of revenue in 2024, representing 21.8% market share, according to CIC.
Our technology is the foundation of our success. This technology stack is built on a robust, in-house infrastructure, high-quality datasets, hybrid architectures and sophisticated AI models. These capabilities allow us to consistently develop and deliver commercially viable, safe and reliable autonomous vehicles that meet the demands of everyday use. To harness and unleash the power of our technology at scale, we developed an integrated platform to manage and fine-tune the operations of our products in commercial settings.
We believe the ultimate tests of autonomous technology and systems are in real-world performance and safety track record. The successful and continued deployment of our vehicles in over 30 cities across ten countries validates the strength and reliability of our technology and operational expertise. To date, we have produced and operated nearly a thousand vehicles for multiple applications, and we are committed to further expanding our operations.
Autonomous driving will meaningfully impact the world, and we are committed to making this technology accessible globally. We have a demonstrated track record of responsible market entry and global expansion through strategic local partnerships with stakeholders, which is not only highly effective but also reliably replicable in new markets. As we expand to new markets, we are focused on delivering efficient execution, exceptional experience, as well as safe technology, products, and solutions.
We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving. We have also built a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, urban service operators, and other key industry stakeholders. Through these collaborations, we aim to drive industry development and accelerate the responsible adoption of autonomous driving, ultimately creating a positive impact on society.
Our extensive experience in international markets, growing brand recognition, robust safety record, advanced technology, and strong partnerships will serve as key assets, solidifying our position as a global leader in autonomous driving. Below is an overview of WeRide’s experience and operations:

Notes:
(1)
According to CIC

(2)
As of the date of this prospectus

(3)
Including China, the UAE, Switzerland, and France

As a result of these achievements, we have been externally recognized by media and industry publications. WeRide was honored on the 2024 Fortune Future 50 List and ranked 8th on Fortune 2023 “Change the World” list, for our profound impact on society and the global environment through groundbreaking innovations and sustainable business practices, alongside industry giants such as OpenAI, NVIDIA, Tesla and General Motors.
How WeRide Addresses Key Industry Challenges
Autonomous driving is difficult technologically and even more challenging to reliably deliver in the real world. WeRide addresses these unique challenges in the following ways:
•
Technology readiness.   From a technology perspective, L4 autonomous driving products and solutions often require significant custom-built infrastructure to handle training, development and deployment due to the lack of off-the-shelf commercial solutions, vast amounts of high-quality and properly annotated data for training, models to assist in decision making, and custom vehicle platforms to bring the solution to life. Additionally, these solutions must be designed to enable and monitor the operations of the vehicles in a variety of weather conditions and environments. WeRide has developed a cohesive technology stack that powers highly capable and reliable solutions. Over time, as we expand our operations, our capabilities in data, models and hardware and software integration will rapidly advance to keep us on the cutting edge and continue to deepen our competitive moat.

•
Operational safety.   Although L4 vehicles are reported to be safer than human driven cars, consumers and the public are much less tolerant towards machine errors than human errors, and often expect autonomous vehicles to be flawless. This is why we take a zero-fault tolerance approach to safety. We supplement our fully redundant hardware and software autonomous driving systems with additional operational safeguards such as remote monitoring and environment-specific protocols, all designed to prioritize safety as our foundational commitment. As of February 6, 2025, we maintained a track record of no regulatory discipline for autonomous driving system failure, after five years of commercial operations on open roads.

•
Regulatory support and consumer confidence.   To achieve scalability, L4 autonomous technology must not only reach maturity but also secure regulatory support and consumer confidence. The regulatory landscape varies significantly from place to place. Additionally, given the continued improvement of the autonomous driving technology, regulators begin to recognize the potential for this technology to have a positive impact on society. We undertake careful analysis of a number of factors and engage in thoughtful dialogue to ensure our technology is ready and suitable for the market. We believe that autonomous driving technology can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances, either geographic, seasonal or temporal. Additionally, our broad product portfolio allows us to deliver unique value to governments and society as products such as robobuses and robosweepers can provide public services of significant utility.
•
Supply chain and operational infrastructure.   While the zero-to-one expansion into new geographies is important to us, we are also intensely focused on scaling in new markets once we have established our operations. Scaling requires supply chain support, operational capabilities as well as a robust and dependable network of partners to maximize efficiency. In addition to the ability to manufacture, assemble and deliver massive numbers of vehicles, infrastructure to maintain and repair the vehicles must be established. Additionally, operational oversight is required to ensure quality of service and safety. Partner support across financing and insurance is also crucial to scaling quickly and cost effectively. We have a robust and growing network of regional and local partners. As we expand into new markets, this network of partners and our experience working with them create a significant competitive moat that is hard to replicate.

•
Operational knowledge.   Given robotaxis are driverless in nature and operate on technologies fundamentally different from traditional taxis, operating and deploying robotaxis efficiently require real-world operational expertise specific to robotaxi operations. Leveraging our unparalleled experience operating robotaxis on open roads, we have established standard deployment procedures for efficient market entry covering localization, cloud infrastructure, homologation, on-site training for remote safety officers, and setup of local operational instructions. We have also developed operational protocols for vehicle integration, app onboarding, emergency handling, accident response, repair processes, and real-time fleet status monitoring. The deployment and operational standard-operating-procedures allow us to operate more efficiently and enter new markets more rapidly. They are extremely valuable for us, as they can be developed only through commercial operational experience that takes time to accumulate.

WeRide Technology
By adopting our WeRide One unified approach, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency. Our technology stack is designed in-house as no commercially available alternatives, to our knowledge, could meet our stringent requirements or integrate as seamlessly. This technology stack is built on four core elements: infrastructure and core capabilities, data, technology solutions, and an operations platform.
•
Infrastructure and Core Capabilities.   Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation.

•
Data.   Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types, according to CIC. We have generated data from over five years of operations and our partnerships. To date, we have accumulated nearly 40 million km of driving data. Additionally, we generate highly relevant synthetic data, which is capable of significantly reducing the time needed for data processing and greatly improving development efficiency. With our comprehensive datasets, we excel at covering corner cases for autonomous driving. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.

•
Technology Solutions.   Our infrastructure and core capabilities have allowed us to build highly capable, sophisticated autonomous driving technology solutions:

•
Hybrid Architecture:   We utilize a hybrid approach that combines a deterministic overlay with an end-to-end model. While pure end-to-end models have many benefits, they may not suit every real-world driving scenario. Our approach provides a balance of adaptability, reliability, safety, and transparency for the most robust and reliable commercial autonomous driving solutions.

•
World Simulator:   Our AI agent simulator, used daily for model training, simulates the real-world complexity of driving on public road. It also stress-tests our vehicles through fuzzy logic, and fault and noise injection. This world model extensively simulates long-tail cases, enabling multi-factor validation for real-world deployment. Our AI agent simulator significantly reduces R&D burdens, allowing us to scale effectively using both real and synthetic data.

•
HD Mapping and Map-less Solutions:   Leveraging precise localization and a high level of active scene understanding, we offer both high-precision map systems, as well as map-less/light-map systems that enable vehicles to navigate effectively using multi-sensor data on both structured roads and no-lane environments, where our vehicles are capable of real-time map construction. Both systems are integrated into L2 to L4 use cases.

•
Operations platform.   All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. With this platform, we have significantly reduced the time to market for entering new verticals. We have launched a broad range of autonomous products, from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road across mobility, logistics, and sanitation.

Robotaxi and Other Autonomous Driving Products
Robotaxi is one of the most impactful manifestations of our technology and a key part of our expansion and growth strategy. Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional mobility. Due to potential operating cost savings, robotaxi can be a viable solution in markets where human labor is expensive, lacking or unreliably available.
As of February 6, 2025, our robotaxis have completed nearly 1,900 days of commercial operations on open roads with no regulatory discipline for autonomous driving system failure. Our latest generation of robotaxis, GXR, entered commercial production in 2024, and we aim to continue to scale in 2025.
We deliver robotaxi and related services on a whole package basis, a model we believe is more operationally and regulatory feasible in the near term due to the requisite understanding of service quality and safety standards. We believe our robotaxis offer superior unit economics and higher profitability compared to traditional taxis. The payback period following initial deployment is heavily influenced by vehicle utilization rates and the speed of market expansion, which is why we prioritize rapid market entry and deployment in close collaboration with local partners.
In Europe, we have debuted our robotaxi pilot testing in Switzerland. In the UAE, we offer our services through the local TXAI app as well as the Uber app. This is Uber’s first autonomous vehicle launch outside of the United States and the largest commercial robotaxi service outside the United States and China in terms of the number of vehicles. In China, we have deployed all of our L4 solutions and continue to expand our fully licensed service, primarily in Beijing and Guangzhou.
In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. See “— Our Products and Solutions” for more details.
ADAS and R&D Services
We provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. Today, we are the only autonomous driving company in the world that has also successfully commercialized a suite of L4 products and solutions at large scale globally, according to

CIC. Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as to test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts. See “— Our Products and Solutions — ADAS and R&D Services” for more details.
Go-to-Market Strategy
We target markets that exhibit significant potential for autonomous driving and a readiness to embrace autonomous technology. We have made progress in Europe, the Middle East and Asia and aim to increase the density and scale of our presence in these markets as well as to enter new markets.
We proactively initiate dialogues with regulators to understand their priorities and demonstrate how our products and services can meet their needs. This includes showcasing the safety, efficiency, innovation, and economic and social benefits of our autonomous driving products and solutions. By aligning our technology with public goals, such as reducing traffic congestion, lowering emissions, and addressing labor shortages and instability, we position ourselves as a valuable partner in advancing the public good.
In each new market, we prioritize rapid but responsible market entry and commercialization of our vehicles in close collaboration with local go-to-market partners where our vehicles are deployed alongside existing fleets. This allows us to overcome the cold-start problem and scale utilization quickly, efficiently and profitably. We only offer our vehicles with attached services, representing our commitment to service quality and strengthening our relationship with our partners.
In each market where we expand, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier 1 suppliers, logistics providers, urban service operators, and other key industry stakeholders.
As we continue to enter new markets, we have the unique opportunity to shape the narrative around autonomous driving technology and define the standards for the services we offer. This ability to influence both public perception and industry expectations will serve as a core part of our competitive advantage in each market.
Our Strengths
•
Advanced autonomous driving technology.

•
Innovative, proven and scalable business model.

•
Global footprint and proven track record of expansion.

•
Ecosystem of strong partners.

•
Strong technical capabilities led by visionary management.

Our Strategies
•
Continue to develop and enhance technology capabilities.

•
Scale up commercialization and explore incremental revenue.

•
Accumulate operational knowledge and optimize processes.

•
Retain talent to build a leading team in the industry.

•
Strengthen and expand collaborations with ecosystem partners.

Summary of Risk Factors
Investing in our Class A ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment decision. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in “Risk Factors.”

Risks Related to Our Business and Industry
Risks and uncertainties related to our business and industry include, but are not limited to, the following:
•
We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.

•
Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected.

•
Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.

•
Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.

•
We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.

•
Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.

•
Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.

•
If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.

•
Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.

•
Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.

•
We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.

•
The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations.

Risks Related to Doing Business in Mainland China
We face risks and uncertainties related to doing business in mainland China in general, including, but not limited to, the following:
•
The PCAOB had historically been unable to inspect our auditor in relation to their audit work.

•
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.

•
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

•
The PRC government has oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Actions by the PRC government to exert control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

•
Risks and uncertainties arising from the legal system in mainland China, which may also exist in other jurisdictions, including risks and uncertainties regarding the enforcement of laws and the fact that rules and regulations in China may evolve quickly with any public consultation and advanced notice period being relatively short in terms of the time that we may need to fully adapt to such changes, all of which could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in Mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”

•
We are subject to mainland China laws and regulations restricting capital flows which may affect our liquidity. See “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

•
We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.

Risks Related to Our Class A Ordinary Shares and the ADSs
Risks and uncertainties related to our Class A ordinary shares and the ADSs include, but are not limited to, the following:
•
The trading price and trading volume of our Class A Ordinary Shares or ADSs may be volatile, which could lead to substantial losses to investors.

•
Substantial future sales or perceived potential sales of our Class A Ordinary Shares and ADSs in the public market could cause the price of our Class A Ordinary Shares and ADSs to decline.

•
Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence following the Global Offering.

•
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

•
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.

•
Techniques employed by short sellers may drive down the market price of our Class A ordinary shares and/or ADSs.

•
Because we do not expect to pay dividends in the foreseeable future after the Global Offering, you must rely on price appreciation of our Class A ordinary shares and ADSs for return on your investment.

•
Our management will have broad discretion over the use of the proceeds we receive in the Global Offering and may not apply the proceeds in ways that increase the value of your investment.

•
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.

Risks Related to the Global Offering and the Dual Listing
Risks and uncertainties related to the Global Offering and our dual listing in Hong Kong and the United States include, but are not limited to, the following:
•
Consummation of the Global Offering is subject to market and other conditions, and there can be no assurance that it will be completed on the terms described in this prospectus, or at all.

•
An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of the Class A ordinary shares might fluctuate significantly.

•
Since there will be a gap of several days between pricing and trading of our Class A ordinary shares, the price of the ADSs traded on the Nasdaq may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.

•
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following the Hong Kong public offering and the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

•
Purchasers of our Class A ordinary shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.

Corporate History and Structure
We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., formerly known as JingChi Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HongKong Limited, or WeRide HK, formerly known as JingChi Hong Kong Limited, as its wholly-owned subsidiary in Hong Kong in May 2017.
We commenced our operations in mainland China shortly after the establishment of our offshore structure. In December 2017, we selected Guangzhou as our global headquarters. In January 2018, WeRide HK established a wholly-owned subsidiary, Guangzhou Wenyuan Zhixing Technology Co., Ltd., or the WFOE, in mainland China. In March 2018, our founder established Guangzhou Jingqi Technology Co., Ltd., or Guangzhou Jingqi, in mainland China. In July 2018, we started to direct the activities of and consolidate the financial results of Guangzhou Jingqi by entering into a series of contractual arrangements by and among our WFOE, Guangzhou Jingqi and its nominee shareholders. In March 2023, we terminated such contractual arrangements and acquired Guangzhou Jingqi as a wholly-owned subsidiary of our company.
In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK, and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary. In addition, Guangzhou Jingqi established wholly-owned subsidiaries, Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd. and Wenyuan Jingxing (Beijing) Technology Co., Ltd. for business operation and research and development center in Shenzhen and Beijing, respectively, and established a wholly-owned subsidiary in Shanghai, namely Shanghai Wenyuan Zhixing Technology Co., Ltd. From June 2022 to the date of this prospectus, the WFOE further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing, Chongqing, Tianjin and Qionghai.
The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:
Pursuant to our eighth amended and restated memorandum and articles of association, for so long as Tonyhan Limited and Yanli Holdings Limited, which we refer to as the Founder Entities, or their affiliates remain as shareholders of our company, such shareholders shall together be entitled to appoint, remove and replace at least two directors, which we refer to as the Founder Entity Appointed Directors, by delivering a written notice to us. There is no minimum share ownership threshold for Founder Entities or their affiliates to retain their director nomination rights. Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., Dr. Tony Xu Han and Dr. Yan Li, Alliance Ventures, B.V. is entitled to appoint, remove, and replace two directors by delivering a written notice to us. In the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. In order to keep Alliance Ventures, B.V.’s nomination rights, Dr. Tony Xu Han and Dr. Yan Li shall exercise their director appointment right through the Founder Entities and appoint the nominees from Alliance Ventures, B.V. as Founder Entity Appointed Directors. As advised by our Cayman Islands counsel, these entities together would not be entitled to appoint more than two directors.
Our Holding Company Structure and Risks Related to Doing Business in Mainland China
WeRide Inc. is not an operating company in China, but a Cayman Islands holding company with operations mainly conducted by its subsidiaries in mainland China. As used in this prospectus, “we,” “us,” “our company,” “the Company” or “our” refers to WeRide Inc., our Cayman Islands holding company, and its subsidiaries.
We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in mainland China and the complex and evolving PRC laws and regulations. For example, we face risks associated with the fact that the PRC government has significant authority in regulating our operations and may influence or intervene in our operations at any time, regulatory approvals on offerings conducted overseas by, and foreign investment in, China-based issuers, anti-monopoly regulatory actions, and oversight on data security. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become of little or no value. For a detailed description of risks related to doing business in mainland China, see “Risk Factors—Risks Related to Doing Business in mainland China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry- wide regulations in this nature may cause the value of such securities to significantly decline or become of little or no value. For more details, see “Risk Factors—Risks Related to Doing Business in mainland China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in mainland China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, which may also exist in other jurisdictions, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Risk Factors—Risks Related to Doing Business in mainland China—There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our ADSs.”
Permissions Required from the PRC Authorities for Our Operations
We conduct our business primarily through our subsidiaries in mainland China. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this prospectus, as advised by Commerce & Finance Law Offices, we have obtained all of the requisite licenses and permits from the PRC government authorities that are material for our business operations, including, among others, a license for ride hailing operations for the WeRide Go app, four urban solid waste licenses and several road testing permits held by our mainland China subsidiaries. However, we may be required to obtain additional licenses, permits, filings or approvals for our products and services in the future. If (i) we fail to obtain, maintain or renew the relevant licenses, permits, filings or approvals, (ii) we inadvertently conclude that such licenses, permits, filings or approvals are not required, while they actually are required, or (iii) we are required to obtain the relevant approval or complete other filing procedures as a result of changes of applicable laws, regulations or interpretations thereof but fail to do so, as the case may be, the competent PRC government authorities may have the power to, among other things, levy fines, confiscate our income, revoke our licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. See “Risk

Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”
Permissions Required from the PRC Authorities for the Global Offering
On December 28, 2021, the Cyberspace Administration of China, or the CAC, together with certain other PRC governmental authorities, jointly released the Revised Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Revised Cybersecurity Review Measures, (i) operators of critical information infrastructure that intend to purchase network products and services and online platform operators that conduct data processing activities, in each case that affect or may affect national security, and (ii) operators of network platforms seeking listing abroad that are in possession of more than one million users’ personal information must apply for a cybersecurity review. The Revised Cybersecurity Review Measures set out certain general factors which would be the focus in assessing the national security risk during a cybersecurity review, including without limitation, risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments in relation to a listing abroad. If we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may subject us to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, and materially and adversely affect our business and results of operations.
As of the date of this prospectus, we are not in possession of more than one million users’ personal information. However, if we plan to list our securities on other foreign exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. For detailed information, see “Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and we are required to comply with PRC and other applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.”
On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, a filing-based regulatory system will apply to “indirect overseas offering and listing” of PRC domestic enterprises, which refers to such securities offering and listing in an overseas market made by an offshore entity based on the underlying equity, assets, earnings or other similar rights of a domestic enterprise which operates its main business domestically in mainland China. The Filing Rules apply to all overseas equity financing and listing activities of PRC domestic enterprises, including initial and follow-on offerings of shares, depository receipts, convertible corporate bonds, or other equity instruments and trading of securities in overseas market.
We have completed the required filings with the CSRC for our US IPO in accordance with the requirements under the Filing Rules, and the CSRC has concluded the filing procedure and published the filing results on the CSRC website on October 17, 2024. However, under the Filing Rules, any post-listing follow-on offering by an issuer in the same overseas market shall be subject to filing requirements within three business days after the completion of the offering. Furthermore, any future capital raising activities such as follow-on equity or debt offerings, listing on other stock exchanges and going private transactions, may also be subject to the filing requirement with the CSRC. Failure to complete such filing procedures as required under the Filing Rules, or a rescission of any such filings completed by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in mainland China, and other forms of sanctions that may materially and adversely affect our business, financial condition and results of operations. For detailed information, see “Risk Factors—Risks Related to Doing Business in mainland China—We may be required to complete filing procedures with the China Securities Regulatory Commission in connection with our future offerings. We cannot predict whether we will be able to complete such filing on a timely manner, or at all.” In connection with the Global Offering, on [•], the CSRC issued a notification on our completion of the PRC filing procedures for the Global Offering and the proposed listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

The Holding Foreign Companies Accountable Act
Pursuant to the Holding Foreign Companies Accountable Act, which was enacted on December 18, 2020 and further amended by the Consolidated Appropriations Act, 2023, signed into law on December 29, 2022, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the- counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. See “Risk Factors—Risks Related to Our Business and Industry—The PCAOB had historically been unable to inspect our auditor in relation to their audit work” and “Risk Factors—Risks Related to Our Business and Industry—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibited from trading of the ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.”
Cash Flows through Our Organization
WeRide Inc., our Cayman Islands holding company may transfer cash to WeRide HongKong Limited, the wholly-owned Hong Kong subsidiary of WeRide Inc., by making capital contributions or providing intra- group loans. WeRide HongKong Limited, in turn, may transfer cash to its wholly- owned subsidiary in mainland China by making capital contributions or providing intra-group loans to them. Our subsidiaries may also provide intra- group loans to WeRide Inc. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to WeRide HongKong Limited. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to WeRide HongKong Limited only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under the PRC Company Law, each of our PRC subsidiary is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonus and welfare funds at their discretion, and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Upon satisfaction of the aforementioned statutory conditions and procedures, if our wholly-owned subsidiaries in mainland China generate accumulated profits and meet the requirements for statutory reserve funds, they may pay dividends or distribute earnings to WeRide HongKong Limited. WeRide HongKong Limited, in turn, may transfer cash to WeRide Inc. through dividends or other distributions. With necessary funds, WeRide Inc. may pay dividends or make other distributions to U.S. investors and service any debt it may have incurred outside of mainland China. As of the date of this prospectus, our wholly- owned subsidiaries in mainland China have not paid any dividends to WeRide HongKong Limited or other entities outside of mainland China.
We have established stringent controls and procedures for monitoring cash flows within our organization. The cash of our group is under the unified management of our finance department. Each cash requirement, after raised by the business department of an operating entity, is required to go through a two-to-five-level review process, depending on the relevant business department making such request and the amount of cash involved. A single employee is not permitted to complete all requisite reviews of a cash transfer, but rather only portions of the whole procedure. For special cash requirements that are out of the ordinary course of our business, additional review may be required to ensure the cash transfer is compliant with our internal policies and procedures. After such cash requirement is approved by the responsible persons in the finance department, the treasury department makes the cash transfer to the relevant operating entities. We strictly follow the foregoing controls and procedures to ensure that each transfer of cash among our Cayman Islands holding company and our subsidiaries is subject to internal approval. To date, we have not had any difficulty in transferring cash among our Cayman Islands holding company and our subsidiaries. In the future, we plan to continue to transfer cash within our organization based on the working capital needs of each operating entity within our organization.
The following table sets forth the amount of the transfers for the periods presented.
	Year Ended December 31,
	2022	2023(2)
	(RMB in thousands)
Loans from WeRide Inc. to subsidiaries	2,836,263	2,362,772
Repayment from subsidiaries to WeRide Inc.(1)	—	708,391
Capital contributions from HK subsidiary to mainland China subsidiaries	518,406	986,020
Amounts paid by Guangzhou Jingqi and its subsidiaries to WFOE under intra-group transactions	61,821	1,595
Amounts paid by WFOE to Guangzhou Jingqi and its subsidiaries under intra-group transactions	129,631	162,044
Loans from WFOE to Guangzhou Jingqi and its subsidiaries	195,100	251,142
Loans from Guangzhou Jingqi and its subsidiaries to WFOE	10,028	45,544

Note:
(1)
WeRide Corp., our subsidiary in the United States, was the only subsidiary that provided repayment in 2023.

(2)
On March 21, 2023, we completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary.

For the year ended December 31, 2024, we provided loans to our subsidiaries totaling RMB3,574.5 million; our subsidiaries repaid RMB242.8 million to us, and our Hong Kong subsidiary contributed capital of RMB1,434.7 million to our mainland China subsidiaries. For the three months ended March 31, 2025, we provided loans to our subsidiaries totaling RMB308.6 million; our subsidiaries did not repaid to us, and our Hong Kong subsidiary contributed capital of RMB143.5 million to our mainland China subsidiaries. For the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, no assets other than cash were transferred between the Cayman Islands holding company and its subsidiaries. As of the date of this prospectus, no subsidiary has paid dividends or made other distributions to the Cayman Islands holding company, and no dividends or distributions have been paid or made to U.S. investors. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. See “Dividend Policy.”
In light of our holding company structure as well as our substantive operation in mainland China, our ability to pay dividends to the shareholders, including the investors in the ADSs, and to service any debt we may incur, may highly depend upon dividends paid by our WFOE to us, despite that we may obtain financing at the Cayman Islands holding company level through other methods. However, under PRC laws and regulations, our mainland China subsidiaries are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us and the investors in the ADS. Remittance of dividends by a wholly foreign-owned enterprise out of mainland China is also subject to examination by the banks designated by SAFE. The amounts restricted, which represents the paid-in capital and additional paid-in capital of our WFOE, Guangzhou Jingqi and its subsidiaries, totaled RMB1,647.2 million, RMB2,352.2 million, RMB3,989.2 million (US$546.5 million) and RMB4,150.3 million (US$571.9 million)

as of December 31, 2022, 2023 and 2024 and as of March 31, 2025, respectively. Furthermore, cash transfers from our mainland China subsidiaries to entities outside of mainland China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of our mainland China subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. For risks relating to the fund flows of our operations in mainland China, see “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business,” and “Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulations of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”
For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our securities, see “Taxation.” If any dividend is paid by our mainland China subsidiaries to us in the future, under the PRC Enterprise Income Tax Law, or the EIT Law, and its implementation rules, dividends from our PRC subsidiaries to its non-PRC shareholders may be subject to a 10% withholding tax if such dividends are derived from profits. If WeRide Inc. or our offshore subsidiaries are deemed to be a PRC resident enterprise (we do not currently consider WeRide Inc. or our offshore subsidiaries to be PRC resident enterprises), the withholding tax may be exempted, but WeRide Inc. or our offshore subsidiaries will be subject to a 25% tax on our worldwide income, and our non-PRC enterprise investors may be subject to PRC income tax withholding at a rate of 10%.
VIE Consolidation Schedule
We had historically relied on contractual arrangements among our WFOE, Guangzhou Jingqi, or the VIE, and the former shareholders of the VIE to direct the business operations of the VIE. On March 21, 2023, we completed the unwinding of the VIE structure by terminating the contractual arrangements and acquiring the VIE as our wholly-owned subsidiary. We do not believe that a VIE structure is necessary for our operations under PRC laws and regulations.
We terminated the VIE primarily due to economic reasons and the increased regulatory scrutiny over VIE structure. Before the unwinding of the VIE structure, the VIE historically held an ICP License and a surveying and mapping certificate, both of which are subject to foreign investment restrictions. The VIE obtained the ICP License because we believed that an ICP license might be required for our online ride-hailing platform. However, as subsequently confirmed with the relevant authorities, if the online ride-hailing platform only engages in the publication of information related to online ride-hailing, it does not need an ICP license. Maintaining the ICP License incurs incremental costs without bringing any material benefits. As a result, the VIE completed the deregistration of the ICP License. While the VIE historically conducted our surveying and mapping business, we have since been cooperating with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, for such functions. Based on our communications with investors, we believe that investors may prefer a simpler corporate structure that does not involve a VIE. Compared to relying on the VIE structure, our cooperation with Guangzhou Yuji for surveying and mapping presents better corporate governance, involves less burdensome disclosure requirements, and is more accepted by the investor community.
Guangzhou Yuji is a related party in which a substantial interest in the voting power is owned by a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. On February 28, 2022, we, through Guangzhou Jingqi, entered into a Framework Agreement for the Procurement and Services of High-definition Maps with Guangzhou Yuji, pursuant to which Guangzhou Yuji provides us with the high definition maps to be used by our autonomous vehicles in China based on our requirements. The initial term of the agreement was set for one year, with the option to renew upon mutual consent. The agreement has since been renewed and is currently valid until December 31, 2025. We make quarterly service fee payments to Guangzhou Yuji under the agreement. Both parties are subject to a strict confidentiality clause under the Framework Agreement for the Procurement and Services of High-definition Maps. On October 8, 2022, we entered into a Data Service

Framework Agreement with Guangzhou Yuji through our WFOE to further expand our cooperation scope with Guangzhou Yuji. Pursuant to the Data Service Framework Agreement, Guangzhou Yuji provides data collection, labeling and compliance services to our WFOE with an indefinite term. Specifically, Guangzhou Yuji provides services for the collection, storage, transmission and labelling of the surveying and mapping data used by our autonomous vehicles in China pursuant to the requirement of relevant PRC laws. Our WFOE pays Guangzhou Yuji for the services provided on a monthly basis. Both parties are subject to a strict confidentiality clause under the Data Service Framework Agreement.
The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Edition), or the Negative List 2021. Any industry not listed on the Negative List 2021, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2021. As a result, we do not need a VIE structure to operate the business of our PRC subsidiaries.
We had historically entered into a series of contractual agreements with the VIE and its former shareholders, pursuant to which we had (i) the power to direct the management, financial and operating policies of the VIE, and (ii) exposure or rights to variable returns from our involvement with the VIE and the ability to use our power over the VIE to affect the amount of the returns. As a result, we treated the VIE and its subsidiaries as our consolidated entities under IFRS, and we consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with IFRS before March 21, 2023. Revenue contributed by the VIE and its subsidiaries accounted for 7.2% of our total revenue for the year ended December 31, 2022.
The following table presents the condensed consolidating schedule of WeRide Inc. depicting the consolidated statement of profit or loss for the year ended December 31, 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.
	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	Eliminations	VIE and its subsidiaries	Consolidated Total
	(RMB in thousands)
Revenue(1)	—	546,255	76,821	181,539	(277,072)	527,543
Cost of revenue(1)	—	(298,644)	(84,207)	(86,965)	174,818	(294,998)
Gross profit/(loss)	—	247,611	(7,386)	94,574	(102,254)	232,545
Other net income(1)	—	15,932	59	80,290	(76,985)	19,296
Research and development expenses(1)	—	(290,279)	(329,423)	(241,508)	102,645	(758,565)
Administrative expenses	(16,440)	(64,430)	(33,308)	(123,058)	—	(237,236)
Selling expenses	—	(15,663)	(152)	(7,759)	—	(23,574)
Impairment loss on receivables and contract assets	—	(9,412)	(1,323)	(961)	—	(11,696)
Operating loss	(16,440)	(116,241)	(371,533)	(198,422)	(76,594)	(779,230)
Net foreign exchange gain	—	29,879	—	—	(9,670)	20,209
Interest income	—	7,191	17,934	10,986	—	36,111
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	—	—	7,731	—	—	7,731
Other finance costs	—	(1,692)	(985)	(1,525)	—	(4,202)
Inducement charges of warrants	(125,213)	—	(125,213)	(125,213)	—	(125,213)
Fair value changes of financial liabilities measured at FVTPL	25,308	—	25,308	25,308	—	25,308

	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	Eliminations	VIE and its subsidiaries	Consolidated Total
	(RMB in thousands)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	—	—	—	—	(479,210)
Share of loss from subsidiaries, the VIE and its subsidiaries(2)	(702,941)	(190,964)	(356,088)	—	1,249,993	—
Loss before taxation	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)
Income tax	—	—	—	—	—	—
Loss for the year	(1,298,496)	(271,827)	(702,941)	(188,961)	1,163,729	(1,298,496)

Notes:
(1)
Represents the elimination of the intercompany services fees and intercompany sales. The service fees between the WFOE and the VIE and its subsidiaries amounted to RMB143.1 million for the year ended December 31, 2022. Other than service fees, the intercompany revenue and expenses between the WFOE and the VIE and its subsidiaries are nil for the year ended December 31, 2022.

(2)
Represents the elimination of the investment in our WFOE, other subsidiaries of WeRide Inc., the VIE and its subsidiaries. The WFOE’s share of loss from the VIE and its subsidiaries amounted to RMB189.0 million for the year ended December 31, 2022.

The following table presents the condensed consolidating schedule of WeRide Inc. depicting the consolidated statement of cash flows for the year ended December 31, 2022 of WeRide Inc., WFOE, other subsidiaries, the VIE and its subsidiaries, and the corresponding eliminating adjustments separately.
	For the Year Ended December 31, 2022
	WeRide Inc.	WFOE	Other subsidiaries	Eliminations	VIE and its subsidiaries	Consolidated Total
	(RMB in thousands)
Net cash used in operating (RMB in thousands) activities	(10,848)	(281,870)	(309,011)	(68,652)	—	(670,381)
Net cash used in investing activities(1)	(2,634,633)	(252,667)	(2,640,977)	(15,876)	3,341,739	(2,202,414)
Net cash generated from/(used in) financing activities(1)	2,782,671	745,443	2,636,465	(638,252)	(3,341,739)	2,184,588
Net increase/(decrease) in cash	137,190	210,906	(313,523)	(722,780)	—	(688,207)
Cash as of January 1	1,084,196	556,587	320,578	764,207	—	2,725,568
Effect of foreign exchange rate changes	105,116	23,686	67,528	—	—	196,330
Cash as of December 31	1,326,502	791,179	74,583	41,427	—	2,233,691

Note:
(1)
Represents cash received as the investment in other subsidiaries of WeRide Inc., and the VIE and its subsidiaries from WeRide Inc., our WFOE and other subsidiaries of WeRide Inc., which was eliminated as inter-company transaction upon consolidation.

Fungibility and Exchanges between ADSs and Class A Ordinary Shares
In connection with our Hong Kong public offering, and to facilitate fungibility and conversion between ADSs and Class A ordinary shares and trading between Nasdaq and the Hong Kong Stock Exchange, we intend to move all our Class A ordinary shares represented by the ADSs from our Cayman share register to our Hong Kong share register.
In addition, all Class A ordinary shares offered in both the international offering and the Hong Kong public offering will be registered on the Hong Kong share register in order to be listed and traded on the Hong Kong Stock Exchange. Holders of ordinary shares registered on the Hong Kong share register will be able to convert these ordinary shares into ADSs, and vice versa. See “Conversion between ADSs and Class A Ordinary Shares.”
It is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs constitutes a sale or purchase of the underlying Hong Kong-registered ordinary shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. See “Risk Factors—Risks Relating to the Global Offering—There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following the Hong Kong public offering and the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.”
Implication of Being a Foreign Private Issuer
We are a foreign private issuer within the meaning of the rules under the United States Securities Exchange Act of 1934, as amended, or Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market Rules. See “Risk Factors—Risks Related to Our Class A Ordinary Shares and the ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.”
Implication of Being an Emerging Growth Company
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of our US IPO; (c) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Corporate Information
Our principal executive offices are located at 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China. Our telephone number at this address is +86 (20) 2909-3388. Our registered office in the Cayman Islands is located at the offices of International Corporation Services Ltd, P.O. Box 472, Harbour Place, 2nd Floor, 103 South Church Street, George Town, Grand Cayman KY1-1106, Cayman Islands.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.weride.ai/. The information contained on our websites is not a part of this prospectus. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.
Conventions that Apply to this Prospectus
Unless otherwise indicated or the context otherwise requires, references in this prospectus to:
•
“ADAS” are to advanced driver-assistance system;

•
“ADRs” are to the American depositary receipts that may evidence the ADSs;

•
“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

•
“Class A ordinary shares” are to our Class A ordinary shares of par value US$0.00001 per share, carrying one vote per share;

•
“Class B ordinary shares” are to our Class B ordinary shares of par value US$0.00001 per share carrying 40 votes per share;

•
“commercialization revenue” are to revenue generated from products and services which have been commercially deployed;

•
“CSRC” are to China Securities Regulatory Commission;

•
“GNSS” are to global navigation satellite system;

•
“IDE” are to integrated development environment;

•
“IFRS” are to International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;

•
“IMU” are to inertial measurement unit;

•
“LiDAR” are to light detection and ranging;

•
“OEM” are to original equipment manufacturer;

•
“ordinary shares” are to our Class A ordinary shares and/or Class B ordinary shares;

•
“our US IPO” are to the initial public offering of our ADSs in the United States in October 2024;

•
“our memorandum and articles of association” are to our eighth amended and restated memorandum and articles of association that became effective immediately prior to the completion of our US IPO;

•
“our WFOE” or “the WFOE” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd.;

•
“PCAOB” are to The United States Public Company Accounting Oversight Board;

•
“RMB” and “Renminbi” are to the legal currency of mainland China;

•
“R&D” are to research and development;

•
“Guangzhou Jingqi” are to Guangzhou Jingqi Technology Ltd.;

•
“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•
“We,” “us,” “our company” and “our” are to WeRide Inc., our Cayman Islands holding company and its subsidiaries, including WeRide, and “WeRide” are to Guangzhou Wenyuan Zhixing Technology Co., Ltd. and its subsidiaries in mainland China. Unless otherwise specified, in the context of describing business and operations, we are referring to the business and operations conducted by WeRide; and

•
“Yutong” are to Zhengzhou Yutong Group Co., Ltd. and its affiliates.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the underwriters of their option to purchase additional ADSs.

Our reporting currency is Renminbi. This prospectus also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the exchange rate in effect as of March 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.
Due to rounding, numbers presented throughout this prospectus may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
This prospectus contains information derived from various public sources and certain information from a report we commissioned regarding our industry and our market position in China prepared by China Insights Industry Consultancy Limited, an independent research firm. Such information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in this prospectus. The industry in which we operate is subject to a high degree of uncertainty and risk due to variety of factors, including those described in the “Risk Factors” section. These and other factors could cause results to differ materially from those expressed in this prospectus.

THE GLOBAL OFFERING
Public Offering Price
HK$      , or US$      , per Class A ordinary share.
Class A ordinary shares offered by us
We are offering           Class A ordinary shares in the Global Offering, consisting of an international offering of          Class A ordinary shares offered hereby, and a Hong Kong public offering of          Class A ordinary shares. For more information, see “Underwriting.”
[Class A ordinary shares offered by the Selling Shareholders
The Selling Shareholders are offering           Class A ordinary shares in the Global Offering, consisting of an international offering of          Class A ordinary shares offered hereby, and a Hong Kong public offering of          Class A ordinary shares.]
Option to Purchase Additional Class A ordinary shares
Up to          additional Class A ordinary shares, consisting of          Class A ordinary shares that the underwriters may purchase from us,[    and     Class A ordinary shares that the underwriters may purchase from the Selling Shareholders], in each case within 30 days of the date of this prospectus, at the public offering price, less underwriting discounts and commissions, on the same terms as set forth in this prospectus.
Class A ordinary shares Outstanding Immediately After the Global Offering
           Class A ordinary shares (or           Class A ordinary shares if the underwriters exercise in full the option to purchase additional Class A ordinary shares).
Use of proceeds
We estimate that our net proceeds from the Global Offering, after deducting underwriting discounts and commissions and other estimated offering expenses payable by us, will be approximately HK$      million, or US$      million (or approximately HK$      million, or US$      million, if the underwriters exercise in full their option to purchase additional Class A ordinary shares), after deducting estimated underwriting discounts and commissions, fees and the estimated offering expenses payable by us.
In line with our strategies, we intend to apply the net proceeds from the Global Offering for the following purposes and in the amounts set forth below:
•
Approximately    % of the net proceeds, or HK$      million, will be used to develop our autonomous driving technology stack, including infrastructure and core capabilities, data, autonomous driving technology solutions, and an operations platform;

•
Approximately    % of the net proceeds, or HK$     million, will be used to accelerate the commercial mass production and/or the operation of our L4 fleets, to improve the quality of our autonomous driving products and solutions and expand our business scale over the next five years;

•
Approximately    % of the net proceeds, or HK$     million, will be used to establish marketing teams

and branches necessary for us to expand into existing markets and additional markets, as well as to invest in marketing activities over the next five years; and
•
Approximately    % of the net proceeds, or HK$     million, will be used for working capital and general corporate purposes.

[We will not receive any proceeds from the sale of shares of our Class A ordinary shares by the Selling Shareholders.]
See “Use of Proceeds” [and “Selling Shareholders”] for more information.
Lock-up
In connection with the Global Offering, we, [each member of the single largest group of Shareholders], Key Persons [and the selling shareholder] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of         after the date of the Hong Kong underwriting agreement, the date by reference to which disclosure of its/his/her shareholdings in the Company is made in the Hong Kong prospectus, or the Listing Date, as applicable, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters).
In addition, Guangqizhixing Holdings Limited, an investor in the private placement conducted concurrently with our US IPO, remains subject to lock-up restrictions until 12 months after October 24, 2024, the date of the prospectus used in our US IPO, for the ordinary shares it subscribed in the concurrent private placement.
See “Shares Eligible for Future Sales” and “Underwriting” for more information.
Risk Factors
You should carefully read “Risk Factors” beginning on page [•] and the other information included in this prospectus, for a discussion of factors you should carefully consider before deciding to invest in our securities.
Proposed Hong Kong Stock Exchange Code for the Class A Ordinary Shares
We have applied to list our Class A ordinary shares on the Hong Kong Stock Exchange pursuant to the Hong Kong Listing Rules under the stock code “           .”
Listing
Our ADSs are listed on the Nasdaq Global Market under the symbol “WRD.”
Payment and Settlement
The underwriters expect to deliver the Class A ordinary shares against payment therefor through the facilities of the Depository Trust Company on            , 2025.

The numbers of Class A ordinary shares to be outstanding after the Global Offering are based on 798,772,293 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of March 31, 2025, but exclude:
•
            Class A ordinary shares issuable upon the settlement of restricted stock units granted under the WeRide Inc. Amended and Restated 2018 Share Plan, or the 2018 Share Plan;

•
            Class A ordinary shares issuable upon the exercise of outstanding share options with a weighted average exercise price of US$      per share granted under the 2018 Share Plan; and

•
           additional Class A ordinary shares reserved for future issuance under the 2018 Share Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following summary consolidated statements of profit or loss and summary consolidated statements of cash flow data for the years ended December 31, 2022, 2023 and 2024, and summary consolidated statements of financial position data as of December 31, 2023 and 2024 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The following summary consolidated statements of profit or loss and summary consolidated statements of cash flow data for the three months ended March 31, 2025 and 2024 and summary consolidated statements of financial position data as of March 31, 2025 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. Our unaudited condensed consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements and include, in our opinion, all adjustments of a normal and recurring nature that are necessary for the fair statement of the financial information set forth in those financial statements.
Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board. Our historical results are not necessarily indicative of results expected for future periods and our results for the three months ended March 31, 2025 are not necessarily indicative of results to be expected for the full fiscal year or any other period. You should read this Summary Consolidated Financial Data section together with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
The following table presents our summary consolidated statements of profit or loss for the periods indicated.
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Product revenue	337,717	64.0	54,190	13.5	87,710	12,087	24.3	6,478	9.1	9,500	1,309	13.1
Service revenue	189,826	36.0	347,654	86.5	273,424	37,679	75.7	64,697	90.9	62,937	8,673	86.9
Total revenue	527,543	100.0	401,844	100.0	361,134	49,766	100.0	71,175	100.0	72,437	9,982	100.0
Cost of revenue(1)
Cost of goods sold	(192,523)	(36.5)	(34,138)	(8.5)	(71,716)	(9,883)	(19.9)	(6,168)	(8.7)	(4,762)	(656)	(6.6)
Cost of services	(102,475)	(19.4)	(184,230)	(45.8)	(178,703)	(24,626)	(49.5)	(35,641)	(50.1)	(42,320)	(5,832)	(58.4)
Total cost of revenue	(294,998)	(55.9)	(218,368)	(54.3)	(250,419)	(34,509)	(69.3)	(41,809)	(58.7)	(47,082)	(6,488)	(65.0)
Gross profit	232,545	44.1	183,476	45.7	110,715	15,257	30.7	29,366	41.3	25,355	3,494	35.0
Other net income	19,296	3.7	15,750	3.9	16,491	2,273	4.6	5,966	8.4	2,684	370	3.7
Research and development expenses(1)	(758,565)	(143.8)	(1,058,395)	(263.4)	(1,091,357)	(150,393)	(302.2)	(277,631)	(390.1)	(325,717)	(44,885)	(449.7)
Administrative expenses(1)	(237,236)	(45.0)	(625,369)	(155.6)	(1,138,802)	(156,931)	(315.3)	(117,783)	(165.5)	(123,881)	(17,071)	(171.0)
Selling expenses(1)	(23,574)	(4.5)	(41,447)	(10.3)	(53,566)	(7,382)	(14.8)	(10,521)	(14.8)	(13,931)	(1,920)	(19.2)
Impairment loss on receivables and contract assets	(11,696)	(2.2)	(40,217)	(10.0)	(28,664)	(3,950)	(7.9)	(5,667)	(8.0)	(723)	(100)	(1.0)
Operating loss	(779,230)	(147.7)	(1,566,202)	(389.7)	(2,185,183)	(301,126)	(605.1)	(376,270)	(528.7)	(436,213)	(60,112)	(602.2)
Net foreign exchange gain	20,209	3.8	7,052	1.8	27,880	3,842	7.7	3,722	5.2	4,072	561	5.6
Interest income	36,111	6.8	132,042	32.9	176,902	24,378	49.0	48,947	68.8	39,746	5,477	54.9
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	7,731	1.5	42,960	10.7	(61,834)	(8,521)	(17.1)	3,409	4.8	9,183	1,265	12.7
Other finance costs	(4,202)	(0.8)	(3,490)	(0.9)	(3,451)	(476)	(1.0)	(708)	(1.0)	(1,419)	(196)	(2.0)

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Inducement charges of warrants	(125,213)	(23.7)	—	—	—	—	—	—	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	4.8	(4,549)	(1.1)	—	—	—	—	—	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(90.8)	(554,048)	(137.9)	(465,254)	(64,114)	(128.8)	(146,384)	(205.7)	—	—	—
Loss before taxation	(1,298,496)	(246.1)	(1,946,235)	(484.2)	(2,510,940)	(346,017)	(695.3)	(467,284)	(656.5)	(384,631)	(53,005)	(531.0)
Income tax	—	—	(2,866)	(0.7)	(5,868)	(809)	(1.6)	(798)	(1.1)	(441)	(61)	0.6
Loss for the year/period	(1,298,496)	(246.1)	(1,949,101)	(484.9)	(2,516,808)	(346,826)	(696.9)	(468,082)	(657.6)	(385,072)	(53,066)	(531.6)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	(10,284)	(7,161)	(987)	(1,430)	—	—
Research and development expenses	(231,000)	(440,138)	(234,350)	(32,294)	(97,075)	(47,723)	(6,576)
Administrative expenses	(89,978)	(465,678)	(937,660)	(129,213)	(81,854)	(49,993)	(6,889)
Selling expenses	(4,451)	(15,684)	(8,696)	(1,198)	(3,267)	(1,948)	(268)
Total	(325,429)	(931,784)	(1,187,867)	(163,692)	(183,626)	(99,664)	(13,733)
The following table presents our summary consolidated statements of financial position data as of the dates indicated:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets	5,073,473	5,370,023	7,287,995	1,004,313	6,865,615	946,108
Non-current assets	311,918	244,235	405,775	55,917	446,743	61,562
Total assets	5,385,391	5,614,258	7,693,770	1,060,230	7,312,358	1,007,670
Total (deficit)/equity	(2,082,116)	(3,051,918)	7,066,019	973,723	6,734,179	927,995
Current liabilities	7,379,407	8,591,413	542,489	74,757	504,774	69,560
Non-current liabilities	88,100	74,763	85,262	11,750	73,405	10,115
Total liabilities	7,467,507	8,666,176	627,751	86,507	578,179	79,675
Net current (liabilities)/ assets	(2,305,934)	(3,221,390)	6,745,506	929,556	6,360,841	876,547
Total equity and liabilities	5,385,391	5,614,258	7,693,770	1,060,230	7,312,358	1,007,670

The following table presents our summary consolidated statements of cash flow data for the periods indicated:
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(670,381)	(474,890)	(593,595)	(81,800)	(134,041)	(345,583)	(47,623)
Net cash (used in)/generated from investing activities	(2,202,414)	(546,944)	325,505	44,856	551,051	293,654	40,467
Net cash generated from financing activities	2,184,588	446,954	2,823,875	389,140	(13,626)	(46,323)	(6,383)
Net (decrease)/increase in cash and cash equivalents	(688,207)	(574,880)	2,555,785	352,197	403,384	(98,252)	(13,539)
Cash and cash equivalents as of January 1	2,725,568	2,233,691	1,661,152	228,913	1,661,152	4,268,300	588,187
Effect of foreign exchange rate changes	196,330	2,341	51,363	7,078	(664)	7,008	966
Cash and cash equivalents as of December 31/March 31 .	2,233,691	1,661,152	4,268,300	588,187	2,063,872	4,177,056	575,614

RISK FACTORS
An investment in our ADSs involves significant risks. You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below, before making an investment decision. Any of the following risks could have a material and adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ADSs could decline, and you may lose all or part of your investment.
RISKS RELATED TO THE RESEARCH AND DEVELOPMENT OF OUR PRODUCTS AND SERVICES
We are a company with a limited operating history and financial track record in the emerging and fast-evolving autonomous driving industry, which involves significant risks and uncertainties.
We commenced operations in 2017. We launched paid robotaxi services to the public in China in 2019. We achieved commercial production of our robobus in China in 2021 and started its public service in Guangzhou in 2022. We also launched our robovan and robosweeper in September 2021 and April 2022, respectively. We started to offer key ADAS technologies and ecosystem support in 2022, and commenced mass production of a state-of-the-art ADAS in March 2024. We are still in a relatively early stage of development and commercialization.
You should consider our business and prospects in light of the risks and challenges we face as a company with limited operating history into a rapidly-evolving industry, including, among other things, with respect to our ability to:
•
design and offer safe, reliable and quality autonomous driving products and services on an ongoing basis;

•
establish and expand our customer base for our purpose-built L4 autonomous driving vehicles, including robotaxi, robobus and other vehicle types;

•
successfully launch and commercialize future special purpose vehicles;

•
successfully expand our operations in the ADAS market leveraging our technological and commercialization experience in the L4 vertical;

•
successfully expand to new geographical areas and jurisdictions;

•
successfully produce autonomous driving vehicles with our OEM partners in the expected timeline;

•
maintain the safe operation of our purpose-built L4 autonomous driving vehicles;

•
establish and maintain cooperative relationships with ecosystem partners, such as OEMs, Tier 1 suppliers, logistics and urban service providers, and others;

•
improve and enhance our platform and autonomous technology, and maintain a reliable, secure, high-performance and scalable technology infrastructure;

•
improve and maintain our operational efficiency;

•
successfully market our product and service offerings;

•
attract, retain, and motivate talented employees;

•
obtain and generate sufficient capital to maintain our operations and grow our business;

•
anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

•
build a well-recognized and respected brand; and

•
navigate an evolving and complex regulatory environment.

If we fail to address any or all of these risks and challenges, our business, prospects, financial condition and results of operations may be materially and adversely affected. There are also a number of additional challenges to autonomous driving, many of which are not within our control, including market acceptance of autonomous driving, governmental licensing requirements, concerns regarding data security and privacy, actual and threatened litigation (whether or not a judgment is rendered against us), and the general perception that an autonomous driving vehicle is not safe because there is no human driver. There can be no assurance that the market will accept our technology, in which case our future business, results of operations and financial condition could be adversely affected. In addition, the global autonomous driving industry is in general in its early stages and rapidly evolving. Our autonomous driving technology has not yet commercialized at a large scale. We cannot assure you that we will be able to adapt to changing market or regulatory conditions swiftly or cost-effectively. If we fail to do so, our business, results of operations and financial condition will be adversely affected.
In addition, because we have limited historical financial track record and operate in a rapidly-evolving market, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more established market. In future periods, our revenue growth may slow down or even decline for a number of reasons, including slower-than-expected commercialization of our products and services, fiercer competition, unfavorable market conditions and rapidly evolving government regulations. We have encountered in the past, and will continue to encounter in the future, risks and uncertainties frequently experienced by fast-growing companies with limited operating histories in rapidly-changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or outdated, or if we do not address these risks successfully, our actual results of operations could differ materially from our projections, and our business, prospects, financial condition and results of operations could be adversely affected.
We are making, and expect to continue to make in the foreseeable future, substantial investments in developing new offerings and technologies. These new initiatives are inherently risky, and we may not realize the expected benefits from them.
Technology is a key competing factor to the autonomous driving industry. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. We have made substantial investments to develop new offerings and technologies. For the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, our research and development expenses amounted to RMB758.6 million, RMB1,058.4 million, RMB1,091.4 million (US$150.4 million), RMB277.6 million and RMB325.7 million (US$44.9 million), respectively, representing 143.8%, 263.4%, 302.2%, 390.1% and 449.7% of our revenues for the corresponding year/period. We expect to incur substantial and potentially increasing research and development expenses in developing new technologies, products and service offerings and to dedicate substantial resources to improving and refining our technology stack. If we do not spend our development budget efficiently or effectively on innovative and commercially successful technologies, we may not realize the expected benefits from our investments.
In addition, we will pursue new initiatives which may carry a high degree of risk, as each involves nascent industries and unproven business strategies and technologies with which we have limited or no prior development or operating experience. For example, we entered into a strategic partnership with Bosch in 2022 under which we, as a Tier 2 supplier, provide research and development services, key technologies and ecosystem support. Because such offerings and technologies are new, they will likely involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges and other risks, some of which we do not currently anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others will render our product and service offerings noncompetitive or obsolete. Furthermore, our development efforts with respect to new products and service offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established products, services and technologies. Even if we are successful in developing new products, services or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new products, services or technologies. If we do not realize the expected benefits of our investments, our business, financial condition, operating results and prospects may be harmed.

RISKS RELATED TO OUR FINANCIAL CONDITION AND NEED FOR ADDITIONAL CAPITAL
We have only recently started to generate revenue and have a history of net losses and operating cash outflow as well as net current liabilities and deficit during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025. There is no assurance that we will become or subsequently remain profitable.
We have only recently started to generate revenue and have not been profitable since our inception. We incurred loss of RMB1,298.5 million, RMB1,949.1 million, RMB2,516.8 million (US$346.8 million), RMB468.1 million and RMB385.1 million (US$53.1 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, respectively. We recorded net cash outflow from operating activities of RMB670.4 million, RMB474.9 million and RMB593.6 million (US$81.8 million), and RMB345.6 million (US$47.6 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively. We expect to incur net losses as well as net cash outflow from operating activities in the near future.
We have made significant up-front investments in research and development, administrative and selling expenses to rapidly develop and expand our business and technologies. We expect to continue to invest significantly in research and development, administrative and selling expenses, to establish and expand our business, and these investments may not result in an increase in revenue on a timely basis, or at all.
We may not generate sufficient revenue or we may incur substantial losses for a number of reasons, including the lack of demand for our products and services, increasing competition, challenging macro-economic environment as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in achieving profitability and maintaining and enhancing our cash position, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.
In addition, we have a history of net current liabilities and deficit during the Track Record Period. We recorded net current liabilities of RMB2,305.9 million and RMB3,221.4 million as of December 31, 2022 and 2023, respectively. Moreover, we had net liabilities of RMB2,082.1 million and RMB3,051.9 million as of December 31, 2022 and 2023, respectively, primarily due to the loss for the year. Our net deficit position may limit our working capital for the purpose of operations or capital for our expansion plans and materially and adversely affect our business, results of operations and financial condition. We record net current assets of RMB6,745.5 million (US$929.6 million) and RMB6,360.8 million (US$876.5 million) as of December 31, 2024 and March 31, 2025, as compared to net current liabilities of RMB3,221.4 million as of December 31, 2023. The significant change in our net current position was primarily due to the proceeds from our U.S. IPO and the conversion of preferred shares and other financial instruments subject to redemption and other preferential rights into equity following our U.S. IPO.
If we fail to obtain or generate sufficient capital to maintain our operations and finance our growth strategies, or fail to do so on favorable or commercially acceptable terms to us, our operations and prospects could be negatively affected.
We need significant capital to, among other things, conduct research and development for our autonomous driving technology platform, attract and retain top talent, launch new autonomous driving vehicle types, offer more advanced ADAS features, maintain and grow our fleet, expand our customer base and provide quality technical support services. Our capital expenditures, which represent payments for purchase of intangible assets, property and equipment, were RMB82.7 million, RMB37.0 million, RMB85.5 million (US$11.8 million), RMB6.7 million and RMB74.9 million (US$10.3 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Capital Expenditure.” We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development, and that our level of capital expenditures may be significantly affected by customers’ demand for our products and services. The fact that we have a limited operating history and we operate in a novel and evolving industry means we have limited historical data on the demand for our products and services. As a result, our future capital requirements may be uncertain and actual capital requirements may be different from those we currently anticipate especially in the fast-evolving autonomous driving industry that we operate. In addition, we may need a substantial amount of cash to fulfill certain covenants under our agreements with business partners. For example, pursuant to the shareholders agreement we entered into on July 10, 2019 with two investors, if the joint venture company established by these investors and us does not complete an initial public offering within six years after its incorporation, we may be required by one of the investors to repurchase all or a part of its equity interests in the joint venture, and may need to pay the other investor certain amount of cash to ensure its investment return. As a result, we recognized put option liabilities of RMB39.8 million, RMB40.4 million, RMB41.1 million (US$5.7 million) and RMB41.3 million (US$5.7 million) as of December 31, 2022, 2023, 2024 and March 31, 2025, respectively.
Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions, investor acceptance of our business plans and other factors. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds to support liquidity, we will have to significantly reduce our spending, or delay or cancel our planned activities. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.
In addition, our future capital needs and other business reasons could require us to issue additional equity or debt securities or obtain a credit facility. The sale of additional equity or equity-linked securities could dilute our existing shareholders. The incurrence of indebtedness would result in increased debt service obligations and could subject us to operating and financing covenants that would restrict our operations or our ability to pay dividends to our shareholders.
We received government grants during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, but we cannot guarantee that we will continue to receive such grants or subsidies in the future. In addition, the changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operation results in the long term.
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we received government grants and recognized government grants as other net income of RMB19.7 million, RMB14.4 million, RMB14.1 million (US$1.9 million), RMB4.9 million and RMB0.2 million (US$34 thousand) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, respectively. We also recorded government grants received with conditions of RMB139.1 million, RMB176.4 million, RMB184.5 million (US$25.4 million) and RMB187.2 million (US$25.8 million) in other payables as of December 31, 2022, 2023, 2024 and March 31, 2025, respectively, and RMB5.9 million, RMB6.5 million, RMB4.7 million (US$0.6 million) and RMB2.0 million (US$0.3 million) in other non-current liabilities as of December 31, 2022, 2023, 2024 and March 31, 2025, respectively. However, there is no assurance of the continued availability of the government grants currently enjoyed by us, any reduction or elimination of which would have an adverse effect on our financial condition. Our eligibility for government grants depends on a variety of factors, including the relevant government policies, the availability of funding at different granting authorities, and the development progress made by other peer companies. In addition, the timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance, such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China. Further, there are also government grants that have no conditions attaching to them and such grants are recognized as other net income when the grants are received.
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we sold a portion of our vehicles to customers in China. While we have started to sell vehicles internationally, these sales have not yet achieved scale, and the volume remains low with high pricing. The limited scale of our international sales does not pose a significant threat to the competitive landscape in those markets. As a result, we believe that the risk of tariffs or other non-tariff trade barriers being imposed on our vehicles due to the government subsidies we receive is currently remote. However, in the long term, we cannot rule out the possibility that our Company may be subject to tariffs or other non-tariff trade barriers as our international presence grows. In addition, trade-related tensions between China and the United States and other jurisdictions remain an important source of potential risk, and such tension may intensify in the future, resulting in the imposition of more tariffs or other trade restrictions, especially to the companies receiving government grants from PRC, like us. If we plan to offer an increased number of vehicles internationally, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated, such changes could have a material adverse effect on our business, financial condition, or results of operations. In addition, future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business.
RISKS RELATED TO THE COMMERCIALIZATION OF OUR PRODUCTS AND TECHNOLOGIES
Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected.
The autonomous driving industry can be characterized by a significant number of technical and commercial challenges, including an expectation for better-than-human driving performance, considerable capital requirements, long vehicle development lead times, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. Our future business depends, to a large extent, on our ability to continue to develop and successfully commercialize our products and services. We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. Our ability to develop, deliver and commercialize at scale our autonomous driving platform and systems to support or perform autonomous operation of autonomous driving vehicles is still to be further proven.
Our products and autonomous driving system are technical and complex, and commercial application requires that we meet very high standards for technology performance and system safety. We may be unable to timely release new products and services that meet our intended commercial use cases, and we may therefore experience limited than expected commercialization of our technology. Commercial deployment has taken longer in the autonomous driving industry than anticipated, and it may take us more time to complete our own technology development, commercialization and large-scale operation than is currently projected. The achievement of broadly applicable autonomous driving technology will require further technology improvements including, for example, handling non-compliant or unexpected corner cases and inclement weather conditions.
These improvements may take us longer than expected, which would increase our capital requirements for technology development, delay our timeline to commercialization, and reduce the potential financial returns that may be expected from the business.
Our continued enhancement of our autonomous driving technology is and will be subject to risks, including but not limited to the following aspects:
•
our ability to achieve sufficiently safe autonomous driving system performance;

•
our ability to develop ADAS that enable autonomous driving functions on vehicles;

•
acceptance from our customers and potential customers, as well as the general public of our autonomous driving products and services as well as the autonomous driving technology in general;

•
our ability to continue to enhance our data analytics and software technology;

•
our ability to successfully complete system testing, validation and obtain safety approvals;

•
our ability to obtain additional approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

•
our ability to preserve core intellectual property rights;

•
our ability to design, develop and secure necessary components on acceptable terms and in a timely manner;

•
our ability to secure additional capital to support our research and development activities; and

•
our ability to expand and strengthen cooperative relationships with our ecosystem partners.

Since the market for autonomous driving products and services is relatively new and disruptive, if our autonomous driving products and services fail to gain acceptance from the general public, regulatory authorities, our target customers, users or other stakeholders, or fail to do so at the pace we expect, our business, prospects, operating results and financial condition could be materially harmed.
Demand for autonomous driving technology depends to a large extent on general, economic, political, regulatory and social conditions in a given market. The market opportunities we are pursuing are at an early stage of development, and it is difficult to predict customer demand or penetration rates for our products and services. Our technology targeting advanced autonomous driving requires significant investment and longer time-to-market, and may not be commercially successful on a large scale in the short term, or at all.
In addition, regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could also cause the public or our potential business partners and end users to lose confidence in autonomous driving products and services in general. The safety of such technology depends in part on end users of the autonomous driving vehicles, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For instances, in recent years, there have been several car accidents involving vehicles equipped with autonomous driving systems from various manufacturers. Although many of these accidents were not caused by malfunctions in the autonomous driving systems, they still resulted in significant negative publicity to the autonomous driving industry. In the future, accidents involving autonomous driving vehicles could result in suspension or prohibition of autonomous driving vehicles, which could negatively affect our business and the autonomous driving industry as a whole. If safety and reliability issues for autonomous driving technology cannot be addressed properly, our business, prospects, operating results, and financial condition could be materially harmed.
Our future growth depends in part on the overall development trend of autonomous driving industry and acceptance of our technology. The market may not accept our technology, products and services, at the pace we expect, or at all, and our business, prospects, financial condition and results of operations will be materially and adversely affected. Key industry participants may develop competing services or may otherwise seek to overthrow our efforts. For example, our robotaxis and robobuses might displace individual drivers for taxis, buses and ride hailing services, which may be interpreted as negatively affecting employment opportunities for these individuals, as has been the case in other industries that have been subject to automation. This could result in negative publicity and even legislation or regulations that make it more difficult to operate our business in certain jurisdictions that we may expand our operations into. Any such occurrences could materially harm our future business.
Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.
As a relatively new enterprise that is beginning to scale our business, we encounter considerable difficulties, many of which are beyond our control. The difficulties include, among others, unknown future challenges and opportunities, substantial risks and expenses in the course of developing new products and services, entering new markets, undertaking marketing activities and delivering our products and services to our customers. The likelihood of our success must be considered in light of these risks, expenses, complications, delays, and the competitive environment in which we operate. Therefore, there is substantial uncertainty as to the success of our business plan. We may not be able to scale up rapidly enough to generate significant revenue, raise additional capital or operate profitably. We will continue to encounter risks and difficulties frequently experienced by companies at an early stage of commercialization, including marketing our products and services, scaling up our operation and headcount, and may incur unforeseen expenses, difficulties, or delays in connection with our growth. Any investment in our Company is therefore highly speculative and could result in the loss of your entire investment.

We have limited experience to date in applying our autonomous driving technology at a large scale. As of February 6, 2025, we had offered paid robotaxi services for nearly 1,900 days. As of the same date, our robobuses had been deployed in more than 30 cities in eight countries, namely, Switzerland, France, Japan, Singapore, the UAE, Saudi Arabia, Qatar and China, and had offered transportation services since November 2021. We launched the world’s first robovan dedicated to intra-city delivery of goods in urban cities in September 2021, and the world’s first purpose-built robosweeper designed for open road in April 2022, according to CIC. As of February 6, 2025, we have not yet delivered to third parties our purpose-built L4 autonomous driving vehicles at a large scale. We have reached understanding with customers regarding future orders of our autonomous vehicle. Until the customers enter into definitive purchase agreements for our autonomous vehicle, which is within the discretion of the customers, no assurance can be made that the customers will purchase our autonomous vehicles and we can receive payment as scheduled. In addition, we have only recently started delivering ADAS, and have had limited proven track record of successful operation in ADAS applications. Whether the order forecast from our customers will materialize will ultimately depend on various factors, including the market acceptance of the vehicle models on which ADAS will be installed, which are beyond our control.
Even if we are successful in developing and commercializing our autonomous driving and ADAS technology, we could face unexpected difficulties, delays and cost overruns, including as a result of factors beyond our control such as unforeseen issues with our technology, problems with suppliers and adverse regulatory developments. Any failure to develop our technology within our projected costs and timelines or failure to execute our business plan as expected could have material adverse effects on our business, prospects, operating results and financial condition.
In addition, we currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services. We also intend to adopt an asset-light model across our different business lines, such that instead of owning autonomous driving fleet by ourselves, we may cooperate with third-party fleet asset owners and operate the vehicles on our platform. However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospects, financial condition and results of operations. See “— Risks Related to the Manufacturing of Our Products—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.” In addition, as the scale of our business grows, it is possible that we may be required to take up vehicle manufacturing and operation of a larger autonomous driving vehicle fleet ourselves, which is much more capital-intensive for us relative to partnering with third parties. If that happens, we cannot guarantee that we will possess the necessary human and capital resources to complete such transition, in the expected timeframe or at all. Failure to do so could have material adverse effects on our business, prospects, operating results and financial condition.
If our autonomous driving technology products and services fail to meet evolving customer needs, respond to the industry evolution appropriately, tailor to developing use cases or to perform as expected, our ability to market or sell our products and services could be adversely affected.
In order to succeed, we need to tailor our products and services to address rapidly-changing customer demands, the evolving autonomous driving technology and emerging user cases. Our results of operation will depend on our ability to adapt and respond effectively to these changes in a timely manner. We may not be equipped with the insight into new trends in the autonomous driving industry that could emerge and affect our business operations, and we may not be able to forecast and meet the continuously changing demands and preferences towards our products and services. If we fail to develop new features of our technology platform, autonomous driving vehicles or ADAS to meet the emerging marketing demands, we may lose our competitive edge over other industry participants. If we fail to accurately estimate the demand for our products and services, match the timing and quantities of component and supplies purchases to actual needs or successfully implement inventory management and other systems to accommodate the increased complexity in our supply chain, we may incur unexpected production disruption and storage, transportation and write-off costs, which could have a material adverse effect on our business, prospects, financial condition and operating results.
We cannot assure you that our technology will achieve the required reliability for autonomous driving at a large scale commercially. There can be no assurance that our algorithms and data analytics could predict every single potential issue that may arise during the operation of our autonomous driving vehicles, the failure of which could lead to road accidents and casualties, and could materially and adversely affect our business, prospects, financial condition and results of operations.
Furthermore, there can be no assurance that our customers and end users will be able to properly adapt to the different operation processes for our autonomous driving vehicles. Any accidents resulting from such failure to operate our autonomous driving vehicles properly could harm our brand and reputation, result in adverse publicity and product liability claims, and have a material adverse effect on our business, prospects, financial condition and operating results.
Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.
Our relationship with our customers and business partners is crucial to our success. We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites, and (ii) the provision of services, including autonomous driving related operational and technical support services, ADAS research and development services, and intelligent data services. If we fail to maintain relationships with our customers, or fail to continue to attract new customers, or if our customers or end users reduce or cease the use of our products and services for any reason, our business, financial condition, results of operations and prospects may be materially and adversely affected.
In addition, we depend on a limited number of customers, including certain shareholders of our company, to generate a substantial portion of our revenue. The revenue attributable to our five largest customers was RMB415.7 million, RMB307.6 million, RMB169.3 million (US$23.3 million) and RMB39.4 million (US$5.4 million) for the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2025, respectively, representing 78.8%, 76.6%, 46.8% and 54.5% of our total revenue for the corresponding year/period. The revenue attributable to our largest customer was RMB155.9 million, RMB222.3 million, RMB88.2 million (US$12.2 million) and RMB15.4 million (US$2.1 million) for the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2025, respectively, representing 29.6%, 55.3%, 24.4% and 21.3% of our total revenue for the corresponding year/period. We derived 10.2%, 12.1%, 8.9% and 9.1% of our total revenue from related parties for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively. There is no assurance that we will be able to maintain or expand our relationships with our customers, or that we will be able to continue to serve them at current levels, or at all. If any of our customers significantly reduces or even ceases its use of our products and services, we may not be able to find alternative customers at comparable levels, or at all. In addition, we may not be able to continue to attract new customers. As a result, we may experience a decline in our revenue, which will negatively affect our results of operations and financial performance.
RISKS RELATED TO THE MANUFACTURING OF OUR PRODUCTS
We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks.
Strategic business relationships are and will continue to be an important factor in the growth and success of our business. We have established a robust ecosystem consisting of OEMs, Tier 1 suppliers, logistics and urban service providers, and others. A number of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation for our product and service offerings. Components manufactured by OEMs or our Tier-1 suppliers could contain defects that would cause our autonomous driving vehicles to fail to operate as intended. We will also need to identify and negotiate additional relationships with other third parties. We may not be able to successfully identify and negotiate definitive agreements with these business partners on terms that are attractive or at all, which would cause us to incur increased costs to develop and provide these capabilities.
Collaboration with these third parties is subject to risks, some of which are outside our control. We could experience delays to the extent our partners do not meet the agreed upon timelines or experience capacity constraints. We could also experience disagreement in budget or funding for the joint development projects. There is also a risk of other potential disputes with partners in the future, including with respect to intellectual property rights. In addition, our ability to successfully commercialize could also be adversely affected by perceptions about the quality of our or our partners’ products and services. If our existing partner agreements were to be terminated, we may be unable to enter into new agreements on terms and conditions acceptable to us. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, and financial condition.
Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.
Some of our customers may experience reduced payment capabilities due to a downturn in the macroeconomic environment, leading to extended payment cycles and making it more challenging for us to collect receivables. For example, our impairment loss on receivables and contract assets significantly increased from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily attributed to the aging deterioration of receivables and contract assets, as a result of slowed cash collection from our customers, and the increase of our balances of receivables. Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US$4.0 million) in 2024 as we enhanced our collection of receivables. Our impairment loss on receivables and contract assets decreased from RMB5.7 million in the three months ended March 31, 2024 to RMB0.7 million (US$0.1 million) in the same period in 2025, primarily due to our improved collection of receivables. There is no assurance that the financial position of our customers will remain healthy in the future. If our customers experience financial distress or are unable to settle their payments in a timely manner or at all, our liquidity and the financial condition could be adversely affected.
Because some key components in our vehicles come from limited sources of supply, we may be susceptible to supply shortages, price adjustment, long lead time for components and other supply changes, any of which could disrupt our supply chain.
Most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles are sourced from third-party suppliers and our OEM partners. We have limited experience in managing a large supply chain to manufacture and deliver vehicles at scale. In addition, some of the key components used to manufacture our autonomous driving vehicles come from limited sources of supply. We may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. In addition, our agreements with most of our third-party suppliers are non-exclusive. Our suppliers may dedicate more resources to other companies, including our competitors, and the availability and pricing of the components provided may be beyond our control. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not experience shortages in the supply of key components from our major suppliers. However, we may be subject to component shortages or pricing fluctuations in the future which could materially and adversely affect our business and results of operations. In the event of a component shortage, supply interruption or material pricing change from suppliers of these components, our business partners who manufacture our autonomous driving vehicles may not be able to develop alternate sources in a timely manner in the case of limited sources. Developing alternate sources of supply for these components may be time-consuming, difficult and costly, and our business partners who manufacture our autonomous driving vehicles may not be able to source these components on terms that are acceptable to us, which may undermine our ability to meet our requirements or to fill customer orders in a timely manner. Any interruption or delay in the supply of any of these parts or components, or the inability to obtain these parts or components from alternate sources at acceptable prices and within a reasonable amount of time, would adversely affect our ability to meet our product launch timeline or scheduled product deliveries to users. This could adversely affect our relationships with our customers and could delay the expansion of our operations, including with our business partners who manufacture our autonomous driving vehicles. Even where we are able to pass increased component costs along to our customers, there may be a lapse of time before we are able to do so such that we must absorb the increased cost initially. If we are unable to source these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to meet customer demand, which may result in our customers using competitive services instead of ours.

We rely on a stable and sufficient supply of high-quality raw materials, equipment, and other necessary supplies. Any increases in prices or interruptions in supply could negatively impact our business, profitability and results of operations.
We purchase research and development equipment, raw materials, reagent consumables, and various goods and services from third-party suppliers and service providers for our operations. If these third parties fail to deliver supplies that meet legal and regulatory requirements, contract terms, or our standards, it could compromise the quality of our products and solutions and even harm our reputation. Additionally, various factors may influence the prices of our supplies, including economic conditions, market supply and demand, environmental and regulatory requirements, natural disasters, both domestically and globally. If there are significant price increases for these supplies, we may need to pass those increased costs on to our customers. However, there is no guarantee that we will be able to raise the prices of our products and services enough to cover these increased costs. Accordingly, any substantial rise in supply prices could adversely affect our business, profitability and results of operations.
We might also face shortages of the supplies, due to capacity constraints or market delays and disruptions, particularly in light of supply chain challenges caused by global pandemics, natural disasters, and international trade tensions. Even when our required supplies are available, we may still struggle to secure adequate quantities at a reasonable price. Our inability to secure supplies in adequate amounts and under commercially acceptable terms could delay, hinder, or compromise our research and development efforts, and may have a material adverse effect on our business, financial condition, results of operation, and prospects.
Misconduct or illegal actions of our third-party suppliers, manufacturers or other business partners could materially and adversely affect our reputation, business, financial condition and results of operations.
We work with third parties in developing and providing our products and services, such as OEMs to develop and manufacture our autonomous driving vehicles. We carefully select our third-party suppliers, manufacturers and other business partners, but we are not able to fully control their actions. If these third parties fail to perform as we expect, experience difficulty in meeting our requirements or standards, fail to conduct their business ethically, fail to provide satisfactory services to end users, receive negative press coverage, violate applicable laws or regulations, breach the agreements with us, or if the agreements we have entered into with the third parties are terminated or not renewed, our business and reputation could be damaged. In addition, if such third-party business partners cease operations, temporarily or permanently, face financial distress or other business disruptions, increase their fees, or if our relationships with them deteriorate, we would suffer from increased costs, be involved in legal or administrative proceedings with or against our third-party service providers and experience delays in providing end users with similar services until we find or develop a suitable alternative. Furthermore, if we are unsuccessful in identifying high-quality partners, or establishing cost-effective relationships with them, or effectively managing these relationships, our business, prospects, financial conditions and results of operations would be materially and adversely affected.
RISKS RELATED TO OUR INTELLECTUAL PROPERTY RIGHTS
We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.
Our intellectual property is an essential asset of our business. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products and services, potentially resulting in the loss of our competitive advantage and a decrease in our revenue, which would adversely affect our business prospects, financial condition and operating results. Our success depends in part on our ability to protect our core technology and intellectual property. We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to employee and third-party nondisclosure agreements, intellectual property licenses and other contractual rights, to establish, maintain, protect and enforce our rights in our technology, proprietary information and processes. Intellectual property laws and our procedures and restrictions provide only limited protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We may also be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. However, the measures we take to protect our intellectual property from unauthorized use by others may not be effective and there can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services or technologies that are substantially similar or superior to ours and that compete with our business.
We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. Any litigation initiated by us concerning the violation by third parties of our intellectual property rights is likely to be expensive and time-consuming and could lead to the invalidation of, or render unenforceable, our intellectual property, or could otherwise have negative consequences for us. Furthermore, it could result in a court or governmental agency invalidating or rendering unenforceable our patents or other intellectual property rights upon which the suit is based. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management’s attention and resources, could delay the introduction and implementation of new technologies, result in our substituting inferior or more costly technologies into our products or injure our reputation. Moreover, policing unauthorized use of our technologies, trade secrets and intellectual property may be difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. If we fail to meaningfully establish, maintain, protect and enforce our intellectual property and proprietary rights, our business, operating results and financial condition could be adversely affected.
We may not be able to protect our intellectual property rights throughout the world, and changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.
We routinely apply for and register intellectual property in mainland China and overseas. The protection of intellectual property rights in mainland China is different from that of the United States or other developed countries. In addition, filing, prosecuting, maintaining, defending and enforcing patents and other intellectual property rights on our products and services in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside China can be less extensive than those in mainland China. In addition, effective intellectual property protection may not be available in every jurisdiction in which we offer our products and services. Although we have generally taken measures to protect our intellectual property rights, there can be no assurance that we will be successful in protecting or enforcing our rights in every jurisdiction. Consequently, we may not be able to prevent third parties from practicing our inventions in all jurisdictions where we operate or expect to operate in the future, or from selling or importing products made using our inventions into other jurisdictions. Competitors may misappropriate our technologies in jurisdictions where we have not obtained patent protection or other intellectual property rights to develop their own products and may export otherwise infringing, misappropriating or violating products. These products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
We may encounter problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries where we may apply for registration of intellectual property may not favor the enforcement of patents and other intellectual property rights, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our intellectual property rights generally. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly, and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.
In addition, changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our innovations in the United States. The patent grant system in the United States has recently transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under the current “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. As such, a third party that files a patent application in the United States Patent and Trademark Office before us could be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This and other changes in the U.S. patent law could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our patent applications may not issue as patents, which may have a material adverse effect on our ability to prevent others from commercially exploiting products and services similar to ours.
We cannot be certain that we are the first inventor of the subject matter to which we have filed a particular patent application, or if we are the first party to file such a patent application. If another party has filed a patent application to the same subject matter as we have, we may not be entitled to the protection sought by the patent application. Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will be broad enough to protect our proprietary rights or otherwise afford protection against competitors with similar technology. In addition, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Our competitors may challenge or seek to invalidate our issued patents, or design around our issued patents, which may adversely affect our business, prospects, financial condition or operating results. Also, the costs associated with enforcing patents, confidentiality and invention agreements, or other intellectual property rights may make aggressive enforcement impracticable.
In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.
We rely on proprietary information (such as trade secrets, know-how and confidential information) to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our trade secrets or proprietary information and, even if entered into, these agreements may be breached or may otherwise fail to prevent disclosure, third-party infringement or misappropriation of our proprietary information, may be limited as to their term and may not provide an adequate remedy in the event of unauthorized disclosure or use of proprietary information. We have limited control over the protection of trade secrets used by our third-party manufacturers and suppliers and could lose future trade secret protection if any unauthorized disclosure of such information occurs. In addition, our proprietary information may otherwise become known or be independently developed by our competitors or other third parties. To the extent that our employees, consultants, contractors and other third parties use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain protection for our proprietary information could adversely affect our competitive business position. Furthermore, laws regarding trade secret rights in certain markets where we operate may afford little or no protection to our trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that trade secret to compete with us. If any of our trade secrets were to be disclosed (whether lawfully or otherwise) to or independently developed by a competitor or other third party, our business, operating results, and financial condition will be materially and adversely affected.

We also rely on physical and electronic security measures to protect our proprietary information, but we cannot guarantee that these security measures provide adequate protection for such proprietary information or will never be breached. There is risk that third parties may obtain unauthorized access to and improperly utilize or disclose our proprietary information, which could harm our competitive advantages. We may not be able to detect or prevent the unauthorized access to or use of our information by third parties, and we may not be able to take appropriate and timely steps to mitigate the damages, or the damages may not be capable of being mitigated or remedied.
We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.
The industry in which our business operates is characterized by a large number of patents, some of which may be of questionable scope, validity or enforceability, and some of which may appear to overlap with other issued patents. As a result, there is a significant amount of uncertainty in the industry regarding patent protection and infringement. In recent years, there has been significant litigation globally involving patents and other intellectual property rights. Third parties have asserted, and may in the future assert, that we have infringed, misappropriated or otherwise violated their intellectual property rights. Although past assertions have been settled and did not have any material adverse effect on our business and operations, there can be no guarantee that future assertions of this kind will not have a material adverse effect on our business and operations. We may not be able to obtain a commercially reasonable license or a license that we obtain (if any) may not entirely resolve the potential risks of intellectual property infringement. As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve one or more of our competitors focused on using their patents and other intellectual property to obtain competitive advantage, or patent holding companies or other adverse intellectual property rights holders who have no relevant product and service revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods, and we cannot assure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. In addition, because patent applications can take many years until the patents issue, there may be applications now pending of which we are unaware, which may later result in issued patents that our products and services may infringe. We expect that in the future we may receive notices that claim we or our collaborators have misappropriated or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows.
To defend ourselves against any intellectual property claims brought by third parties, whether with or without merits, can be time-consuming and could result in substantial costs and a diversion of our resources. These claims and any resulting lawsuits, if resolved adversely to us, could subject us to significant liability for damages, impose temporary or permanent injunctions against our products, technologies or business operations, or invalidate or render unenforceable our intellectual property.
If our technology is determined to infringe a valid and enforceable patent, or if we wish to avoid potential intellectual property litigation on any alleged infringement, misappropriation or other violation of third party intellectual property rights, we may be required to do one or more of the following: (i) cease development, sales, provision or use of our products and services that incorporate or use the asserted intellectual property right; (ii) obtain a license from the owner of the asserted intellectual property right, which may be unavailable on commercially reasonable terms, or at all, or which may be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us; (iii) pay substantial royalties or other damages; or (iv) redesign our technology or one or more aspects or systems of our autonomous driving vehicles to avoid any infringement or allegations thereof. The aforementioned options sometimes may not be commercially feasible. Additionally, in our ordinary course of business, we agree to indemnify our customers, ecosystem partners and other commercial counterparties for any infringement arising out of their use of our intellectual property, so we may face liability to our business partners or third parties for indemnification or other remedies in the event that they are sued for infringement.
We may also in the future license third party technology or other intellectual property, and we may face claims that our use of such in-licensed technology or other intellectual property infringes, misappropriates or otherwise violates the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.
We also may not be successful in any attempt to redesign our technology to avoid any alleged infringement. A successful claim of infringement against us, or our failure or inability to develop and implement non-infringing technology or license the infringed technology on acceptable terms and on a timely basis, could materially adversely affect our business and results of operations. Furthermore, such lawsuits, regardless of their merits or success, would likely be time-consuming and expensive to resolve and would divert management’s time and attention from our business, which could seriously harm our business. Also, such lawsuits, regardless of their merits or success, could seriously harm our reputation with customers and in the industry at large.
We utilize open-source software, which may pose particular risks to our proprietary software, technologies, products, and services in a manner that could harm our business.
We use open-source software in our in-vehicle software, which are installed on all of our autonomous vehicles. We anticipate to continue using open-source software in the future. The terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services or retain our ownership of our proprietary intellectual property. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of, or alleging breach of, the applicable open-source license. These claims could result in litigation and could require us to purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid breach of the applicable open-source software licenses or potential infringement. This re-engineering process could require us to expend significant additional research and development resources, and we cannot guarantee that we will be successful.
Additionally, the use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open-source software, and we cannot ensure that the authors of such open-source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open-source software, such as the lack of warranties or assurances of title, non-infringement or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. We have processes to help alleviate these risks, including a review process to disallow any open source code with licenses that will expose our own code and intellectual property, but we cannot be sure that all open-source software is identified or submitted for approval prior to use in our products and services. Any of these risks could be difficult to eliminate or manage, and, if not addressed properly, could adversely affect our ownership of proprietary intellectual property, the security of our vehicles, or our business, results of operations and financial condition.
RISKS RELATED TO OUR GENERAL OPERATIONS
We operate and compete in highly competitive markets, facing challenges from both current and future competitors. If we fail to commercialize our technology on a large scale before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.
We face competition from autonomous driving industry participants in each of our products and solutions which will only intensify if we introduce additional vehicle types or expand the use cases of our autonomous technology. The competitive landscape of our industry is shaped by a multitude of evolving elements, such as overall economic trends, ability to source capital, improvements in technology infrastructure and products, implementation capability, public acceptance, and regulatory changes. These factors, which are largely outside our control, can change unpredictably and thereby affect our standing in the competition.
Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. We face competition, both in mainland

China and internationally, from autonomous driving companies that offer autonomous driving technologies, products and services. In addition to the existing competitors, we may also face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs. In addition, because the autonomous driving market is relatively nascent, our OEM partners and we have been and are expected to continue exploring different business models and innovating our product and solutions. Our OEM partners may launch autonomous driving vehicles that potentially compete with our vehicles for customers, end users and market share.
Some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. If we fail to compete effectively, or if we are compelled to take costly measures in reaction to the moves of our competitors, our profitability, results of operations and financial condition may be materially and adversely affected. In addition, our competitors in certain geographic markets may enjoy substantial competitive advantages such as greater brand recognition, longer operating histories, better localized knowledge and more supportive regulatory regimes. Some of our competitors may be capable of offering innovative service and product offerings and more desirable pricing models. As a result, such competitors may be able to respond more quickly and effectively than us in such markets to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our products or offerings less attractive. We cannot be certain that the pace of our growth or our product offerings will meet the demand of our customers and end users at all times, the failure of which may materially and adversely affect our business, prospects, financial condition and results of operations. Furthermore, increased competition could also intensify our pricing pressure and force us to adjust our pricing strategies to maintain and grow our market share. We may not have the same financial resources as our competitors that allow us to adjust pricing, which may result in a loss of customers and future market share. On the other hand, if we follow the downward price adjustment trend, our ability to generate revenue and achieve profitability may be adversely affected.
We may not be able to execute our growth strategies successfully or manage our growth, and as a result, our business may be adversely affected.
Our ability to maintain or enhance our growth rates and achieve profitability partially depends on our ability to increase our revenue and operating income through a series of organic growth initiatives. Our growth strategies include to grow business to reach large-scale commercialization, continue to strengthen our technology, reduce cost and improve operational efficiency, expand global presence and to broaden strategic partnership. However, we may not be able to execute on these strategies as effectively as anticipated. Our ability to execute on these strategies depends on a number of factors, including:
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our ability to build on our technological and business milestones to advance towards full commercialization across robotaxi, robobus, robovan, robosweeper and other autonomous driving use cases;

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our ability to work with OEMs and other suppliers to scale up our products and services to meet our customers’ needs;

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our ability to work with business partners to bring state-of-the-art ADAS to the market;

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our ability to continue to deliver our technology through providing autonomous driving products and services;

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whether we have adequate capital resources to expand and optimize our technology platform, expand our offerings, enhance our data capabilities and increase our spending on talent development;

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our ability to continue to upgrade our technology platform and to accelerate the evolution of our product and service offerings;

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our successful execution of our overseas expansion plan;

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our ability to improve operational efficiency;

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our ability to strengthen our existing partnerships and enter into new strategic partnerships with industry leaders across the value chain;

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our ability to hire, train and retain top talent in the autonomous driving industry; and

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our ability to navigate an evolving and complex regulatory environment.

Our current and future autonomous driving products and services may not generate the expected levels of sales and profitability, and our growth strategies may not lead to the commercialization necessary to achieve a comparable level of profitability. To the extent that we are unable to execute on our growth strategies in accordance with our expectations and fail to achieve the expected levels of sales and profitability, our business and results of operations may be adversely impacted. In addition, our growth may continue to fluctuate and may be below our historical rates. Therefore, we cannot assure you that we will achieve and subsequently maintain profitability in the future.
Our autonomous driving technology and related software and hardware could have undetected defects or contain serious errors, which could create safety issues, reduce market adoption, damage our brand image, subject us to product recalls or expose us to product liability and other claims that could materially and adversely affect our business.
Our autonomous driving technology is highly technical and very complex, and has in the past and may in the future experience defects, errors or bugs at various stages of development. We may be unable to timely correct problems to our business partners’ and end users’ satisfaction. Additionally, there may be undetected errors or defects especially as we introduce new systems or as new versions are released. Undetected errors and defects may cause our autonomous driving vehicles that make up our fleet and the vehicles of our customers applying our autonomous driving technology to malfunction, which could result in serious injury to or death of the end users of vehicles, or those in the surrounding area. Errors or defects in our products and services may only be discovered after they have been tested, commercialized and deployed. We generally offer a limited warranty to our customers for our products in order to repair or replace for the aforementioned errors, defects or hardware component failures. However, subject to the product liability related laws and regulations in the jurisdictions where our products and services are offered, we may incur significant additional development costs and product recall, repair or replacement costs, or more importantly, liability for personal injury or property damage caused by such errors or defects, as these problems would also likely result in claims against us. The occurrence of any of the above will cost us significant expense and diversion of management attention and other resources. Our reputation or brand may be damaged as a result of these problems and end customers may be reluctant to use our vehicles and services, which could adversely affect our ability to retain existing customers and attract new customers, and could materially and adversely affect our financial results.
For each autonomous driving vehicle type we have developed, the vehicles that adopt our ADAS and our future autonomous driving vehicle models, once production begins, we may experience product liability disputes and product recalls, which could adversely affect our brand in our target markets and could adversely affect our business, prospects, financial conditions and results of operations. Any product liability dispute or product recall in the future may result in adverse publicity, damage our brand and materially adversely affect our business, prospects, operating results, and financial condition. In the future, we may be subject to product recalls if any of the components of our autonomous driving vehicles prove to be defective or non-compliant with applicable motor vehicle safety standards. Such recalls typically involve significant expense and diversion of management attention and other resources, which could adversely affect our brand image, as well as our business, prospects, financial condition and results of operations. In addition, we could face material legal claims for breach of contract, product liability, tort or breach of warranty as a result of defects and errors in our software and hardware. Any such lawsuit may cause irreparable damage to our brand and reputation. In addition, defending a lawsuit, regardless of its merit, could be costly and may divert management’s attention and adversely affect the market’s perception of our brand and our products. In addition, our business liability insurance coverage could prove inadequate with respect to a claim and future coverage may be unavailable on acceptable terms or at all. These product-related issues could result in claims against us and our business could be materially and adversely affected.
Our business generates and processes a large amount of data, and we are required to comply with PRC and other regions’ applicable laws relating to privacy and cybersecurity. The improper use or disclosure of data or failure to comply with applicable laws and regulations could have a material and adverse effect on our business and prospects.
In operating our business and providing services to customers and end users, we collect, use, store, transmit and otherwise process various types of data. While we take measures to comply with all applicable cybersecurity and data privacy laws and regulations, we face risks and challenges inherent in processing and protecting large volume of data, including:
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protecting the data collected, stored and processed on our technology systems, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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addressing concerns related to privacy and sharing, safety, security and other factors, including properly sanitizing personal data collected; and

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complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information and other data.

The users’ data obtained by us through the WeRide Go app, our online taxi platform, is stored on the cloud provided by a leading cloud service supplier in China. We have reached written agreements with this cloud service supplier on data security obligations, requiring it to adopt appropriate technical measures and management measures to protect the data.
Even with the aforementioned agreements, we do not control the cloud services provided by the aforementioned cloud service supplier, and there is a risk that such services may not be reliable. If the cloud service supplier violates the agreements or relevant regulations, we may incur additional costs and time to supervise their work, and we may be held responsible for their misconduct and face claims from users.
When our L4 autonomous driving vehicles are in operation, with certain camera angle, camera accuracy and the relative speed and position between our vehicle and pedestrians or other vehicles under limited circumstances, the cameras of our vehicles may collect certain personal information. According to the Several Provisions on Vehicle Data Security Management (Trial Implementation), if it is impossible to obtain consent from individuals to collect and provide personal information outside the vehicle due to the need to ensure driving safety, anonymization should be performed, including deleting images containing natural persons that can be identified, or performing partial blurring of human figures in the videos. For personal information originated outside the vehicle, we are unable to obtain the consent of the relevant individuals. As such, we desensitize the videos collected by smearing facial features and license plates before such information leaves the vehicles. The original videos are deleted immediately after such desensitization is completed. However, we cannot assure you that the de-identification measures we take fully comply with regulatory requirements in this regard, the failure of which may subject us to administrative measures and severely disrupt our business operations.
In addition to the regulations on vehicle-collected data discussed above, the PRC regulatory and enforcement regime with regard to data security and data protection in general is evolving and may be subject to different interpretations or changes. Moreover, different PRC regulatory bodies, including the Standing Committee of the National People’s Congress, or the SCNPC, the MIIT, the CAC, the MPS and the State Administration for Market Regulation, or the SAMR, have enforced data privacy and protections laws and regulations with varying standards and applications. See “Regulations—Regulations Relating to Cybersecurity and Data Security” and “Regulations—Regulations Relating to Privacy.”
In December 2021, the CAC, together with other authorities, jointly promulgated the Revised Cybersecurity Review Measures, which became effective on February 15, 2022 and replaces its predecessor regulation. Pursuant to the Revised Cybersecurity Review Measures, critical information infrastructure operators that purchase internet products and services and network platform operators that conduct data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security.
We do not believe that the users’ data stored by our cloud services provider could result in us or the cloud services provider being subject to a cybersecurity review by the CAC. Under the Revised Cybersecurity Review Measures, a CAC cybersecurity review may be triggered when (i) operators of “critical information infrastructure” purchase network products and services that affect or may affect national security; (ii) network platform operators holding the personal information of more than one million users plan to list abroad; and (iii) network platform operators conduct data processing activities that affect or may affect national security. With respect to (i) and (ii), we have not been designated by the relevant PRC authorities as an operator of “critical information infrastructure” and are currently not in possession of more than one million users’ data, and the listing does not constitute a “listing abroad” under the Revised Cybersecurity Review Measures. In terms of (iii), we do not believe that our handling of the data stored by our cloud service provider affects or may affect national security, given that (a) we only collect user data necessary for providing our services and ensuring user safety, and none of such data is considered “important data” under the relevant PRC regulations that may endanger national security and public interests if tampered with, damaged, disclosed, illegally obtained or illegally utilized; (b) the amount of personal information we hold is currently far less than one million; (c) we have adopted security measures to safeguard users’ data stored in the cloud and prevent cybersecurity incidents such as data breach, tampering, damage or loss; and (d) the users’ data stored in the cloud are not provided to any non-PRC entities in any form. As of February 6, 2025, we have not been subject to or received any notice requiring us to file for a cybersecurity review by the CAC with respect to the users’ data stored by our cloud services provider.
As of February 6, 2025, we have not been designated by the relevant PRC authorities as a critical information infrastructure operator, nor have we been involved in any formal investigations on cybersecurity review made by the CAC or any other PRC authority on such basis or any cybersecurity-related warning or sanction from the PRC government or any notice from relevant authorities specifying us to file for the cybersecurity review.
However, if we plan to list our securities on other foreign stock exchanges in the future, and if by that time the amount of users’ personal information we possess exceeds one million, we will be obligated to apply for a cybersecurity review. If and when we are required to go through a cybersecurity review, we face uncertainties as to whether we will be able to timely complete the review, or at all, which may bring substantial uncertainties to our future listing and financing plan, and therefore adversely affect our business and results of operations.
In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and may result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.
In addition to mainland China, we have also commenced testing and commercialization of our autonomous driving vehicles overseas. As we expand our global footprints, we expect to be subject to laws and regulations in foreign jurisdictions, such as the U.S., regarding data privacy, protection, and security. These regimes may, among other things, impose data security requirements, disclosure requirements, and restrictions on data collection, uses, and sharing that may impact our operations and the development of our business. As of February 6, 2025, we had not offered any services to the general public in the United States and have not collected any consumer information there. However, our products and services may evolve to add new features and functionality to respond to market demand that may change our privacy obligations. Therefore, the full impact of these privacy regimes on our business is rapidly evolving across jurisdictions and remains uncertain at this time. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises user data. Failure to fully comply with these laws and regulations in overseas jurisdictions could also result in regulatory enforcement actions against us or otherwise subject us to significant liability, costs and a material loss of revenue resulting from the adverse impact on our reputation and brand. Any of such events could have materially adverse effect on our business, financial condition, results of operations and prospects.
Our operations are subject to extensive and evolving governmental regulations and may be adversely affected by changes in automotive safety regulations that could impose substantial costs, legal prohibitions or unfavorable changes upon our operations, and we may incur material liabilities under, or costs in order to comply with, existing or future laws and regulations.
We are subject to legal and regulatory requirements, political uncertainty and social, environmental and economic conditions in jurisdictions we operate, including markets in which we generate significant sales, over which we have little control and which are inherently unpredictable. The costs of compliance, including remediations of any discovered issues and any changes to our operations mandated by new or amended laws, may be significant, and any failures to comply could result in significant expenses, delays or fines. We are subject to laws and regulations applicable to the manufacture, sale, import, export and service of automobiles in general, both domestically and abroad. In addition, there are a variety of international and domestic regulations that may apply to autonomous driving vehicles, which include many existing vehicle standards that were not originally intended to apply to vehicles that may not have a driver. The laws, regulations, administrative orders and regulatory standards relating to autonomous driving are still developing and remain subject to substantial uncertainty. There has been relatively little mandatory government regulation of the autonomous driving industry to date and no widely accepted uniform standards to certify autonomous driving technology and its commercial use on public roads. On July 27, 2021, the Ministry of Industry and Information Technology, or the MIIT, the Ministry of Public Security, or the MPS, and the Ministry of Transport, or the MOT, jointly issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation). According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road testing for autonomous driving vehicles, and bears corresponding liability. Such entity shall meet various regulatory requirements, including related business capacity, ability to pay civil compensation for possible personal and property losses caused by road tests, evaluation rules for test driving, ability to safeguard network security and others. On November 17, 2023, the MIIT, the MPS, the MOT, and Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice on the Pilot Implementation of Intelligent Connected Vehicle Access, which took effect immediately. This notice outlines detailed regulations for the admission and road operation of intelligent connected vehicles during the pilot period. On November 21, 2023, the MOT released the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), effective immediately. These guidelines govern the use of autonomous driving vehicles for various transportation operations on different roadways, specifying the scenarios and conditions under which these vehicles can be used in different transportation contexts. In addition, certain local governments in mainland China, such as Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have issued or applied local rules and regulations for the road testing of autonomous driving vehicles in accordance with the central-level regulations. See “Regulations—Regulations Relating to Autonomous Driving Vehicles” for details. We have been approved by local governmental authorities to conduct test driving of our autonomous driving vehicles in cities such as Guangzhou, Shenzhen, Beijing, Wuxi, Dalian and others. However, such governmental approvals are for specific time periods, and we cannot guarantee that we will be able to renew the approvals when needed. In addition, we may not be able to obtain approvals from the local governments of other cities where we expect to conduct road tests in the future, in a timely manner or at all. Furthermore, while we have built safety processes to ensure that the performance of our technology meets the regulatory requirements and standards as we interpret the applicable laws and regulations, there can be no assurance that these measures will be deemed by relevant governmental authorities as sufficient, or will meet future regulatory requirements enacted regarding the operation and commercialization of self-driving technology. Moreover, laws, regulations, administrative orders and regulatory standards with regard to autonomous driving vehicles and their road tests in the jurisdictions we operate continue to rapidly evolve and are complex, which increases the likelihood of varying complex or conflicting regulations or may limit global adoption, impede our strategy, or negatively impact our long-term expectations for our investments in these areas, and could adversely affect our business. In addition, certain regulations and implementation provides new requirements and local government authorities have significant amount of discretion in interpreting, implementing and enforcing rules and regulations. If we fail to comply with the applicable legal requirements concerning the autonomous driving industry in a timely manner, our operation may be subject to the order of rectification, fine or the suspension of non-compliant operations, which may materially and adversely affect our business and results of operations.
In addition, as we grow our business to provide our products and services in additional countries and regions, we will be subject to complex environmental, manufacturing, health and safety laws and regulations at numerous jurisdictions, including but not limited to laws relating to autonomous driving, vehicle transportation, product material inputs and product liability. Particularly, the rate at which governments approve autonomous driving products could impact our operations. The deployment and operational capability of our L4 autonomous driving vehicles in real-world scenarios are contingent upon receiving timely governmental approvals, especially for our projects overseas. Delays in securing these essential regulatory approvals can significantly affect our revenue recognition timing, as these approvals are indispensable for progressing from the testing phase to full-scale commercialization. Furthermore, we may become subject to laws with respect to anti-corruption, anti-bribery, anti-money laundering and other similar laws and regulations in various jurisdictions in which we conduct, or in the future may conduct, activities. Non-compliance with any of the foregoing laws and regulations may subject us to significant fines, penalties, lawsuits and enforcement actions, result in regulatory sanctions and additional compliance requirements, increase regulatory scrutiny of our business, restrict our operations or damage our reputation.
Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.
Our business is subject to intense regulation, and we are required to hold a number of licenses and permits in connection with our business operations. As advised by our PRC legal counsel, as of February 6, 2025, we had obtained all the licenses and permits necessary for our current business operations in China in all material aspects. However, we cannot assure you that we will be able to renew the licenses and permits that we have obtained, or obtain new licenses and permits required for our future business operations, when necessary in a timely manner, or at all.
We currently collaborate with Guangzhou Yuji Technology Co., Ltd., or Guangzhou Yuji, a service provider that possesses a navigation electronic map production and surveying license, to provide surveying and mapping services to our company. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors. In October 2022, in order to comply with certain regulatory development, we expanded our cooperation scope with such licensed service provider to also cover the conduction of activities that requires qualification in order to facilitate the operation of our vehicles. If our cooperation with such service provider is terminated or expires without timely renewal for any reason, and we cannot reach similar cooperation arrangements with other qualified service providers on terms acceptable to us, or at all, we may have to halt the relevant operation of our vehicles until we can obtain such licenses, if ever. Any of the foregoing may disrupt our operations and may materially and adversely affect our business, financial condition and results of operations. Moreover, we had historically conducted surveying and mapping in internet mapping service category and hold the relevant certificate through Guangzhou Jingqi. After the unwinding of the VIE structure in March 2023, we terminated the surveying and mapping business of Guangzhou Jingqi. If our cooperation with Guangzhou Yuji is terminated for any reason, we may need to, based on our business needs, engage another licensed surveying and mapping service provider in China to conduct the surveying and mapping business. We cannot assure you that, if and when it becomes necessary for us to do so, we will successfully engage such service provider/expand our cooperation scope with such service provider on commercially acceptable terms and in a timely manner, or at all. Failure to do so will disrupt our business operations and negatively affect our results of operations, financial performance and prospectus.
In addition, new laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. We cannot assure you that we will be able to obtain such licenses and permits in a timely and cost-effective manner. If any applicable local government authorities consider that we were operating without the proper approvals, licenses or permits, they have the power to, among other things, levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by government authorities may have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Class A ordinary shares and ADSs. For further details on the requisite licenses and approvals for our business operations, see “Regulations.”
We depend on the experience and expertise of our senior management team, technical engineers and certain key employees, and the loss of any executive officer or key employee, or the inability to identify, recruit or retain executive officers, technical engineers and key employees in a timely manner, could harm our business, operating results, and financial condition.
Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services and general and administrative functions. There had been, and may from time to time be, changes in our executive management team. There may also be disputes and proceedings surrounding compensation, non-compete obligations and intellectual properties with former employees. Such changes, disputes and proceedings could disrupt our business, result in negative publicity of our company, and cause diversion of management attention and financial resources. We do not maintain key-man insurance for any member of our senior management team or any other employee. The loss of one or more of our executive officers or key employees could have a material adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for talent is intense in the autonomous driving industry and the technology-related labor market in general, especially for engineers with high levels of experience in designing and developing autonomous driving related algorithms. We may also need to recruit highly qualified personnel internationally. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have and can offer more attractive compensation packages for new employees. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the share incentive awards they receive in connection with their employment. If the perceived value of our share awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel on a timely basis or fail to retain and motivate our current personnel, we may not be able to commercialize and then expand our technology platform in a timely manner and our business and future growth prospects could be adversely affected.
It is possible that the unit economics of our autonomous driving vehicles do not materialize as expected, which could adversely affect our business prospects.
Our business model is partially premised on our future expectations and assumptions regarding unit economics of our robotaxi, robobus, robovan and potentially other autonomous driving vehicles, as labor costs associated with human drivers are largely removed from the overall cost structure and each vehicle can operate for extended hours. There are uncertainties in these assumptions, and we may not be able to achieve the unit economics we expect for many reasons, including but not limited to costs of the autonomous driving system hardware, other fixed and variable costs associated with autonomous driving vehicle operation, useful life of autonomous driving vehicles, vehicle utilization and product pricing. To manage hardware costs, we must engineer cost-effective designs for our sensors, computers and vehicles, achieve adequate scale, and continue to enable software improvements. In addition, we must continually push initiatives to optimize other cost components such as maintenance and insurance costs. This will require significant coordination with our OEM partners and suppliers. Adequate cost management may not materialize as expected, or at all, which would have material adverse effects on our business prospects.
Autonomous driving technology, products and services are new to market, and the appropriate price points are still being assessed by the market. Additionally, increased competition may result in pricing pressure and reduced margins and may impede our ability to increase revenue or cause us to lose market share, any of which could materially and adversely affect our business, financial condition and results of operations. Unfavorable changes in any of these or other unit economics-related factors, many of which are beyond our control, could materially and adversely affect our business, prospects, financial condition and results of operations.
Strategic acquisition of and investments in businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges.
To further expand our business and strengthen our market-leading position, we may tap into new market opportunities or enter into new markets by forming strategic alliances, including joint ventures, or making strategic investments and acquisitions. If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, significant increase of our interest expense, leverage and debt service requirements if we incur additional debt to pay for an acquisition or investment and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. On the other hand, we may not be able to successfully select investment and acquisition targets that supplement our business and growth strategies. After devoting significant resources to potential acquisitions, the transactions may not be closed successfully due to strengthened anti-monopoly enforcement in mainland China. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with IFRS. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. No assurance can be given that our acquisitions, joint ventures and other strategic investments will be successful and any negative developments in connection with our acquisitions or strategic investment could have a material adverse effect on our business, reputation, results of operations and financial condition.
In addition, we intend to pursue joint venture opportunities which we believe will allow us to expand into more markets and complement our growth strategy. We may be required to contribute significant amount of capital and managerial resources in forming joint ventures with third parties. We may not succeed in the collaboration with third parties to meet our performance and financial expectations, which could adversely impact our ability to meet internal forecasts and expectations. In addition, in forming joint ventures, we may not be able to, at all times, comply with local or foreign regulatory requirements, and the joint ventures may not be able to obtain necessary regulatory clearance, licenses and permits for its intended business purposes. Any of the foregoing could have a material adverse effect on our business, reputation, results of operations and financial condition.
Our expansion into new geographical areas and jurisdictions involves inherent risks, which may adversely affect our business and results of operations.
Our expansion into new geographical areas and jurisdictions involves new risks and challenges associated with such new markets, such as obtaining permits to conduct test driving and further, commercialization, of our autonomous driving vehicles in these new geographical areas and jurisdictions. We may also need to adjust our pricing policies to adapt to local economic conditions. Furthermore, our expansion into international markets will require us to respond timely and effectively to rapid changes in market conditions in the relevant countries and regions. Our success in international expansion partially depends on our ability to succeed in different legal, regulatory, economic, environmental, social, and political conditions which we have little control over. Our business operations in new geographical areas and jurisdictions may be disrupted by changes in local laws, regulations and policies. We cannot assure that we will be able to execute on our business strategy or that our product and service offerings will be successful in such markets.
The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations.
It is unknown whether and to what extent new tariffs, economic or trade sanctions, export controls or other new laws or regulations related to trade (and in particular trade with or involving China) will be adopted by the U.S. government or the European Union government, or the effect that any such actions would have on us, the industry we operate in, our business partners and end users. Any unfavorable government policies on international trade, such as capital controls, export controls, sanctions or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. Any new trade-related laws or restrictions, or the regeneration of existing trade agreements could have an adverse effect on our business, financial condition, results of operations.
Our business in the U.S. only includes research and development and road testing. We have not offered and do not plan to offer any services or products to the U.S. markets. See “Business—Our Business in the U.S.” We have been closely monitoring policies in the United States that are aimed at restricting U.S. persons from investing in or supplying to certain Chinese companies. The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. For instance, the United States is in the process of developing new export controls with respect to “emerging and foundational” technologies, which may include certain AI and semiconductor technologies. Moreover, many of the recent policy updates in the United States, including the recently announced outbound investment restrictions by the U.S. government may have unforeseen implications for our business. On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. Persons for a wide range of investments in entities associated with China (including Hong Kong and Macao) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions,” and include acquisitions of equity interests that are not yet publicly traded, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China based issuers including us. Based on our counsel’s assessment, there is ambiguity with respect to how the U.S. Department of the Treasury may interpret the scope of the Final Rule and we cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule because of our interaction with and potential engagement in the aforementioned sensitive technological sectors, such as artificial intelligence, we believe there is reasonable basis to support the view that investment through this Global Offering should qualify for the “publicly traded securities” exemption to be outside the scope of “covered transactions” under the Final Rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours, and the U.S. Department of the Treasury has not provided guidance that would definitively confirm that the Global Offering can be exempted from the Final Rule under the “publicly traded securities” exemption. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” (each as defined under the Final Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Final Rule. In addition, even though U.S. persons’ acquisitions of certain publicly traded securities are exempted from the scope of covered transactions under the Final Rule, the Final Rule could still limit our ability to raise capital or contingent equity capital from U.S. investors after this offering given that relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of the Treasury, potential amendments to the Final Rule or the introduction of similar regulations. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects. In such a case, the value of our shares may significantly decline, or in extreme cases, become worthless.
The U.S. Department of Commerce’s Bureau of Industry and Security, or BIS, has promulgated a final rule, the BIS Final Rule, which went into effect on March 16, 2025, 60 days from the date of publication in the Federal Register on January 15, 2025. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—BIS Final Rule” for more details regarding the BIS Final Rule. Our business in the United States is limited to research and development and road testing, and the United States has not been, and will not be, a market for our products or services. We do not believe our current road testing activities in the United States are prohibited or restricted by the BIS Final Rule in its current form. However, if our road testing activities become prohibited or restricted, due to the future amendments of the BIS Final Rule, other potential prohibition of autonomous driving companies from conducting testing in the United States, or otherwise, we expect to be able to discontinue road testing in the United States without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the United States. See “Business—Our Business in the U.S.” The data collected from our road testing in the United States is not necessary for our research and development activities in the United States, which are not otherwise prohibited or restricted by the BIS Final Rule. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States. The BIS Final Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the United States, but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities could deter customers from purchasing our products or services in the future.
Our business in Europe includes a commercial deployment in France, which is part of the EU and a pilot project in Switzerland, which is part of the European Economic Area, or EEA. See “Business—Our Products and Solutions—Achievements and Global Expansion.” We have been closely monitoring policies in the EU and EEA, which are relevant to our plans to offer services in these markets, including tariffs, export controls and other international trade issues that may affect our business. In addition, trade tensions between the U.S. and EU, such as the recent countermeasures imposed on U.S. steel and aluminum exports by the EU could have an impact on our business, in particular if they are expanded by the EU to cover China or alternatively if the EU adopts similar restrictions to the U.S. on VCS or our other technologies described above in order to secure decreases to, or avoid future escalation of U.S. tariffs on EU products.
It is uncertain whether and how the U.S. government or European Union government will further regulate the autonomous driving and artificial intelligence industries or whether any new and more stringent regulations and/or, limitations, restrictions or prohibitions will be promulgated and implemented on the application, development, commercialization and use in the United States or European Union, or EU, of autonomous driving technology by entities deemed to PRC affiliated, based or controlled, as well as how entities deemed to be U.S./EU and/or U.S./EU affiliated entities interact with the foregoing entities. There could be regulatory or legislative changes targeting this industry that have a material adverse impact on our business and operations, our ability to raise capital and the market price of our Class A ordinary shares and ADSs.
Moreover, national security and foreign policy concerns may prompt governments to impose trade or other restrictions, which could make it more difficult to restrict our access to certain markets or technology. The political landscape in the United States could affect the U.S. government’s attitude towards China and cause uncertainty to restrictions it may impose on Chinese technology. Measures such as these could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. The America First Memo also contemplates potential restrictions on investments in publicly traded securities by pension funds, university endowments and other limited partner investors. Investor concerns may also adversely affect the value and trading of the securities of China-based companies. As a result, Chinese companies would have to identify and secure alternative supplies or sources of financing, which they may not be able to do in a timely manner and on commercially acceptable terms, or at all. In addition, Chinese companies may have to limit and reduce their research and development and other business activities, or cease conducting transactions with parties, in the United States and other countries that impose export controls or other restrictions. Given that we operate a research and development center in the United States, and we cooperate with certain U.S.-based suppliers, our business is particularly susceptible to these controls and restrictions. In addition, the U.S. government could enhance scrutiny on China-based autonomous driving companies, including prohibiting these companies from conducting testing or making it not feasible for these companies to conduct testing in the U.S. Our financial condition and results of operations could be materially and adversely affected as a result.
We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations.
Any Chinese companies or individuals targeted under U.S. economic sanctions or export control restrictions may lose access to the U.S. markets. U.S. entities and individuals may not be permitted to do business with sanctioned companies and individuals, and other international enterprises may as a matter of law and/or policy decide not to engage in transactions with such companies or individuals. A supplier of our company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China, which we do not believe will have a material impact to our operations. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—Restrictions Impacting Our Suppliers” for more details. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. In addition, one of our suppliers was added to the list of Chinese Military Companies maintained by the Department of Defense, or DoD, although this will not impact our ability to transact with such supplier. See “Business—Our Business in the U.S.—Certain Rules and Regulations Impacting Our Group and Operations—Restrictions Impacting Our Suppliers” for more details. However, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. In addition, policies that are aimed at restricting U.S. or other foreign persons from supplying certain Chinese companies have been issued in the U.S. and other foreign jurisdictions in recent years. These measures could deter suppliers and investors in the United States and/or other countries that impose export controls and other restrictions from providing technologies and products to, making investments in, or otherwise engaging in transactions with Chinese companies. We may be affected by future changes in U.S. export control laws and regulations. In particular, the tightened U.S. export controls, including export controls related to the export to mainland China of certain advanced semiconductors and equipment to manufacture them, as well as export control on emerging technologies could become an additional barrier in securing sufficient supplies of semiconductors. In addition, in the future, if we, any of our customers, suppliers or other ecosystem partners that have collaborative relationships with our company or our affiliates were to become targeted under sanctions or export control restrictions, or if we were unable to source U.S.-origin software and components from third parties or otherwise access U.S. technology as a result of such regulatory changes, our product and service development, commercialization and other aspects of our business operations may be materially interrupted. In addition, under the Foreign Investment Risk Review Modernization Act, investments in companies that deal in critical technology are, in some instances, subject to filing requirements and, review and approval by the Committee on Foreign Investment in the United States, or CFIUS. The term critical technology includes, among others, technology subject to U.S. export controls and certain emerging and foundational technology. We currently do not produce, design, test, manufacture, fabricate or develop any critical technologies. As such, we do not believe there is any mandatory filing requirement with the CFIUS in connection with the Global Offering. However, if our technology is later considered as critical technology by CFIUS, future investment in our company could become subject to filing requirements, and we could be subject to potential enforcement actions in connection with such filings. The occurrence of any of the above could materially and adversely affect our business, prospects, results of operations and financial condition.
According to the regulations of CFIUS, CFIUS has jurisdiction to review the following types of transactions: (1) “covered control transactions,” which are transactions that could result in control of a U.S. business directly or indirectly by a foreign person (whether or not that control is actually exercised, including transfers of a U.S. business from one foreign person to another), (2) “covered investments,” which are certain non-controlling investments in U.S. businesses that afford a foreign person access to material nonpublic technical information, board membership or observer rights, or substantive decision making in a U.S. business involved in critical technologies, critical infrastructure, or sensitive personal data (a “TID U.S. business”), (3) changes in rights that give a foreign person control over a U.S. business, (4) transactions designed or structured to evade CFIUS jurisdiction, and (5) certain acquisitions, leases, and concessions involving real estate that is proximate to identified sensitive U.S. military and intelligence assets. See 31 C.F.R. §§ 800.213, 802.212.
However, according to the CFIUS rules, only certain covered control transactions and covered investments in a TID U.S. business would require mandatory filings to CFIUS. As a threshold matter, a mandatory filing is only required for certain investments in TID U.S. Businesses. See 31 C.F.R. §§ 800.401.
A “TID U.S. business” is U.S. business that is involved “critical technologies,” “critical infrastructure,” and/or “sensitive personal data.” Specifically, a “TID U.S. business is any U.S. business that:
a.
Produces, designs, tests, manufactures, fabricates, or develops one or more critical technologies;

b.
Performs the functions as set forth in column 2 of appendix A to 31 C.F.R. Part 800 with respect to covered investment critical infrastructure; or

c.
Maintains or collects, directly or indirectly, sensitive personal data of U.S. citizens.”

31 C.F.R. § 800.248. In pertinent part, “critical technologies” include “[i]tems included on the Commerce Control List (CCL) set forth in Supplement No. 1 to part 774 of the Export Administration Regulations (EAR) (15 CFR parts 730-774), and controlled—(1) Pursuant to multilateral regimes, including for reasons relating to national security, chemical and biological weapons proliferation, nuclear nonproliferation, or missile technology; or (2) For reasons relating to regional stability or surreptitious listening” and “[e]merging and foundational technologies controlled under section 1758 of the Export Control Reform Act of 2018 (50 U.S.C. 4817).” 31 C.F.R. § 800.215. Items subject to the EAR that are not identified on the Commerce Control List are classified “EAR99,” and generally do not require a destination-based license, except to the Crimea region of Ukraine, Cuba, North Korea, and Syria, subject to certain exceptions for food, medicine, and some software. Certain specified EAR99 items also require a destination-based for Russia or Belarus.
Based on the export control risk assessment by our U.S. export control counsel, all the items that we produce, design, test, manufacture, fabricate, or develop—including our proprietary software and certain proprietary hardware used on our autonomous vehicles—are classified EAR99, and the third-party hardware incorporated in our autonomous driving solutions are classified EAR99 (i.e., not described on the Commerce Control List) or subject only to anti-terrorism controls (i.e., not multilateral controls). Therefore, we do not produce, design, test, manufacture, fabricate, or develop any “critical technologies.” We are also not involved in any covered investment critical infrastructure described in column 2 of Appendix A to 31 C.F.R. Part 800. We also do not sell any of our products in the United States, and therefore do not collect or maintain any sensitive personal data of U.S. persons. Therefore, we would not qualify as a TID U.S. Business and, accordingly, no mandatory notification to CFIUS would be required in connection with the Global Offering. We maintain policies and procedures designed to ensure compliance with these regulations. However, such policies and procedures may not be sufficient, and our directors, officers, employees, representatives, consultants, agents and business partners could engage in improper conduct for which we may be held responsible. Non-compliance with these laws and regulations could subject us to adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect our business, prospects, results of operations, financial condition and reputation.
Tariffs, sanctions, trade barriers and other international trade policies may adversely affect our business, financial condition, results of operations and prospects.
The recent announcements of substantial new tariffs and other restrictive trade policies have created a dynamic and unpredictable trade landscape, which may adversely impact our business.
Current or future tariffs or other restrictive trade measures may raise the costs of raw materials, components or finished goods, which may adversely impact both our product offerings and our operational expenses. Such cost increases may reduce our margins and require us to increase prices, which could harm our competitive position, reduce customer demand and damage customer relationships. Our manufacturers, suppliers and distribution channels are also affected by the current trade environment, and we may experience supply chain disruptions as a result of increased costs and uncertainty, as well as risks to the long-term viability of key vendors, which may impact our ability to meet customer demand or manage inventory efficiently. Tariff and other trade-related cost pressures and supply chain disruptions may lead to reputational harm if we are unable to deliver products or services on expected timelines or if any price increases are poorly received by customers or business partners. In addition, many of our customers operate businesses that may be impacted by trade policies, which may result in decreased demand for our products or extended sales cycles as customers assess the impact of evolving trade policies on their operations and face increased costs or decreased revenue due to tariffs and trade restrictions.
Trade disputes, trade restrictions, tariffs and other political tensions between the U.S. and other countries may also exacerbate unfavorable macroeconomic conditions including inflationary pressures, foreign exchange volatility, financial market instability, and economic recessions or downturns, which may also negatively impact customer demand for our products or services, delay purchases or renewals, limit expansion opportunities with customers, limit our access to capital, or otherwise negatively impact our business and operations. Ongoing tariff, trade restrictions and macroeconomic uncertainty has and may continue to contribute to volatility in the price of our common stock.
The complexity of announced or future tariffs may also increase the risk that we or our customers or suppliers may be subject to civil or criminal enforcement actions in the U.S. or foreign jurisdictions related to compliance with trade regulations. In addition, retaliatory trade policies or anti-U.S. sentiment in certain regions whether driven by trade tensions, political disagreements, or regulatory concerns may make customers, governments and investors more hesitant to engage with, purchase from or invest in U.S. firms. This may lead to increased preference for local competitors, changes to government procurement policies, heightened regulatory scrutiny, decreased intellectual property protections, delays in regulatory approvals or other retaliatory regulatory non-tariff policies, which may result in heightened international legal and operational risks and difficulties in attracting and retaining non-U.S. customers, suppliers, employees, partners and investors.
Ongoing uncertainty regarding trade policies may also complicate our short- and long-term strategic planning, and that of our partners and customers, including decisions regarding hiring, product strategy, capital investment, supply chain design and geographic expansion.
While we continue to monitor trade developments, the ultimate impact of these risks remains uncertain and any prolonged economic downturn, escalation in trade tensions, or deterioration in international perception of U.S.-based companies could materially and adversely affect our business, results of operations, financial condition and prospects. In addition, tariffs and other trade developments have and may continue to heighten the risks related to the other risk factors described elsewhere in this prospectus.
A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.
The Chinese economy and global economy from 2020 to 2022 were adversely impacted by the COVID-19 pandemic, and the macroeconomic environments continue to face numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. Several factors have adversely impacted a global economy already weakened by the pandemic, including higher-than-expected inflation worldwide, supply chain disruptions and pressures, rising energy prices and further negative spillovers from the global conflicts. There have also been concerns on the relationship between China and other countries, which may potentially lead to foreign investors closing down their businesses or withdrawing their investments in mainland China and, thus, exiting the China market, and other economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations, tariffs, cybersecurity, market entry and supply chain regulations.
Economic conditions in mainland China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in mainland China. Any severe or prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers may reduce or delay purchasing or using our products and services, while we may have difficulty expanding our offerings and commercialization fast enough, or at all, to offset the impact of decreased demand by our existing customers.
Increasing focus with respect to environmental, social and governance matters may impose additional costs on us or expose us to additional risks. Failure to comply with the laws and regulations on environmental, social and governance matters may subject us to penalties and adversely affect our business, financial condition and results of operation.
Companies across all industries are facing increasing scrutiny relating to their environmental, social and governance, or ESG, policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG calls for capital, investors and lenders to tilt their investment decisions to favor industries and companies with recognized ESG practices. We believe our autonomous technology delivers a safer transportation experience both for the passengers and the environment around by significant reducing the risk of accidents, particularly for those associated with human errors. We are dedicated to delivering optimization of vehicle controls and maneuvers that in turn brings improvement of energy efficiency. Despite our continual efforts to adapt to and comply with investor, lender or other industry shareholder expectations and standards related to ESG, we may not be able to always meet the evolving expectations and standards. We may be perceived to not have responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so. We may therefore suffer from reputational damage, which will negatively affect our future business, financial condition and stock price.
Any disruption to our technology systems and facilities, operational systems, security systems, infrastructure or integrated software could adversely affect our business and results of operations.
We collect and maintain information in digital form that is necessary to conduct our business, and we rely on our technology systems and facilities, comprising of our operational systems, data management systems, security systems, servers and others, in connection with many of our business activities. Some of these networks and systems are managed by third-party service providers and are not under our direct control, and as a result, a number of third-party service providers may or could have access to our confidential information. Our operations routinely involve receiving, storing, processing and transmitting confidential or sensitive information pertaining to our business, users, customers, ecosystem partners, employees and other sensitive matters, including intellectual property, proprietary business information and personal information. It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential or sensitive information. We have established physical, electronic, and organizational measures designed to safeguard and secure our systems to prevent a data compromise, and rely on commercially available systems, software, tools, and monitoring to provide security for our technology systems and the processing, transmission, and storage of digital information. Despite the implementation of preventative and detective security controls, such technology systems are vulnerable to damage or interruption from a variety of sources, including telecommunications or network failures or interruptions, system malfunction, natural disasters, malicious human acts, terrorism, and war. For example, our data held in third-party servers may be subject to access requests by regulators and others. Our technology systems and facilities, including our servers, are additionally vulnerable to physical or electronic break-ins, security breaches from inadvertent or intentional actions by our employees, third-party service providers, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties, including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering, and other means to affect service reliability and threaten the confidentiality, integrity, and availability of information.
We have experienced attempts to breach our systems and other similar incidents, none of which have been material. Any future cyber incidents could, however, materially disrupt operational systems, result in the loss of trade secrets or other proprietary or competitively sensitive information, compromise personally identifiable information regarding end users or employees and jeopardize the security of our facilities. Any disruption to our technology system may also affect our ability to manage our data and inventory, procure parts or supplies or produce, sell and deliver our products and provide services to customers, adequately protect our intellectual property or achieve and maintain compliance with applicable laws, regulations and contracts. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments and cyber terrorists, has generally increased as the number, intensity, and sophistication of attempted attacks and intrusions from around the world have increased. We can provide no assurance that our current technology systems, or those of the third parties upon which we rely, are fully protected against cybersecurity threats. It is possible that we or our third-party service providers may experience cybersecurity and other breach incidents that remain undetected for an extended period. Even when a security breach is detected, the full extent of the breach may not be determined immediately. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Information technology security threats, including security breaches, computer malware and other cyber-attacks are increasing in both frequency and sophistication and could cause us to incur financial liability, subject us to legal or regulatory sanctions or damage our reputation with users, customers, ecosystem partners and other stakeholders. We continually seek to maintain information security and controls, however, our efforts to mitigate and address network security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities may not be successful, and the impact of a material cybersecurity event could have a material adverse effect on our competitive position, reputation, results of operations, financial condition and cash flows.

Unauthorized control or manipulation of systems in autonomous driving vehicles may cause them to operate improperly or not at all, or compromise their safety and data security, which could result in loss of confidence in us and our technology solutions, cancellation of contracts with certain of our customers and materially harm our business.
Our product and service offerings rely on our complex information technology systems. While we have implemented security measures intended to prevent unauthorized access to our information technology networks, our vehicles and their systems, malicious entities may attempt to gain unauthorized access to modify, alter and use such networks, vehicles and systems to gain control of, or to change, our vehicles’ functionality, user interface and performance characteristics or to gain access to data stored in or generated by our vehicles. We encourage reporting of potential vulnerabilities in the security of our products and services through our security vulnerability reporting policy, and we aim to remedy any reported and verified vulnerability. However, there can be no assurance that any vulnerabilities will not be exploited before they can be identified, or that our remediation efforts are or will be successful.
Any unauthorized access to or control of our vehicles or their systems or any loss of data could result in legal claims or government investigations. In addition, regardless of their veracity, reports of unauthorized access to our vehicles, their systems or data, as well as other factors that may result in the perception that our products and services, their systems or data are capable of being hacked, may harm our brand, prospects and operating results.
We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.
We adopted the 2018 Share Plan in June 2018, which was amended and restated in July 2024 and may be amended and restated from time to time, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. Under the 2018 Share Plan, the maximum aggregate number of our Class A ordinary shares available for issuance, or the Award Pool, shall initially be 311,125,716. The Award Pool will be increased on an annual basis on the first day of each fiscal year of our company during the term of the 2018 Plan, commencing on January 1, 2025, by an amount equal to 1.0% of the total number of issued and outstanding shares on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year. For the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, we recorded RMB325.4 million, RMB931.8 million, RMB1,187.9 million (US$163.7 million), RMB183.6 million and RMB99.7 million (US$13.7 million) of share-based compensation expense in the statement of comprehensive income. We may record substantial share-based compensation expense in the future. As of February 6, 2025, 93,624,183 restricted share units and options to purchase a total of 120,799,818 Shares were granted and remain outstanding.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. We may adopt additional share plans to recruit new employees and to compensate existing employees. Furthermore, prospective candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. Thus, our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. To attract and retain qualified employees, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.
Fair value change in financial assets at FVTPL may materially and adversely affect our results of operations and financial performance.
Our financial assets at fair value through profit or loss, or the FVTPL, primarily represent our investments in wealth management products and listed companies. As of December 31, 2022, 2023, 2024 and March 31, 2025, our financial assets at FVTPL were RMB1,218.5 million, RMB317.0 million, RMB1,742.1 million (US$240.1 million), RMB1,747.7million (US$240.8 million), respectively. We recorded a gain from fair value changes of financial assets at FVTPL of RMB7.7 million and RMB43.0 million in 2022 and 2023, respectively, a loss of RMB61.8 million (US$8.5 million) for the year ended December 31, 2024 and a gain of RMB3.4 million and RMB9.2 million (RMB1.3 million) for the three months ended March 31, 2024 and

2025, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities.” For fair value measurement of financial instruments, see Note 31(e) to the Notes to Consolidated Financial Statements in this prospectus. The wealth management products issued by banks are influenced by the overall market conditions. Any market volatility or fluctuations in interest rates may affect the fair value of our financial assets at fair value through profit or loss. Our investment in listed companies is subject to stock price fluctuations, resulting in fluctuations in fair value change in financial assets at FVTPL. Additionally, we may hold other financial assets whose fair value is determined with a greater degree of judgment and is more sensitive to market conditions. Changes in fair value are recognized in profit or loss and such treatment of gain or loss may introduce volatility or materially and adversely affect our business, results of operations and financial performance.
The successful operation of our business depends upon the performance and reliability of internet, mobile and other infrastructures that are beyond our control.
Our business depends on the performance and reliability of internet, mobile and other infrastructures that are not under our control. The functionality, connectivity and safe operation of our autonomous driving vehicles rely on the mobile communication infrastructure and wireless technology. The occurrence of an unanticipated problem, such as a power outage, telecommunications delay or failure, security breach or computer virus could result in delays or interruptions to our product and service offerings and our technology platform, as well as business interruptions for us and our users, customers and business partners. Any of these events could damage our reputation, significantly disrupt our operations and subject us to liability, which could adversely affect our business, financial condition, and operating results.
In addition, disruptions in internet infrastructure or GPS signals or the failure of telecommunications network operators to provide us with the bandwidth we need to provide our product and service offerings may interfere with the speed and availability of our technology platform and product and service offerings. For example, if our WeRide Go is unavailable when users of our robotaxi services attempt to access it due to any disruption to telecommunications network, they may not apply our services as often in the future, or at all, and may use our competitors’ product or service offerings more often. Furthermore, if mobile internet access fees or other charges to internet users increase, consumer traffic to our WeRide Go may decrease, which may in turn cause our revenue to decrease.
Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.
As of February 6, 2025, we leased a number of premises in mainland China, which are used mainly as office space, research and development centers and workshops. Any defects in lessors’ title to the leased properties may disrupt our use of these properties, which may, in turn, affect our business operations. We had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 15 of our leased properties as of March 31, 2025. Without valid real estate ownership certificates or proof of authorizations from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease.
Furthermore, under the Measures for Administration of Lease of Commodity Properties, which was promulgated by the Ministry of Housing and Urban-Rural Development of the PRC on December 1, 2010 and became effective on February 1, 2011, both lessors and lessees are required to file the lease agreements for registration and obtain property leasing filing certificates for their leases. As of March 31, 2025, 41 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. Although failure to do so does not in itself invalidate the leases, we may be subject to fines if we fail to rectify such non-compliance within the prescribed time frame after receiving notice from the relevant PRC government authorities. The penalty ranges from RMB1,000 to RMB10,000 for each unregistered lease, at the discretion of the relevant authority. In the event that any fine is imposed on us for our failure to register our lease agreements, we may not be able to recover such losses from the lessors.

If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.
In connection with the audits of our consolidated financial statements, we and our independent registered public accounting firm have identified a material weakness in our internal control over financial reporting as of December 31, 2024. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Internal Control over Financial Reporting” for more details of the weakness and the measures we have taken to address the weakness.
As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for our fiscal year ending December 31, 2025. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.
During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Class A ordinary shares and/or ADSs. Additionally, ineffective internal control over financial reporting could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
Our risk management and internal control systems may not be adequate or effective.
We have designed and implemented risk management and internal control systems consisting of policies and procedures in relation to financial reporting processes, information system risk management, human resource risk management, regulatory compliance risk management and internal audit. See “Business—Risk Management and Internal Control.” While we seek to improve our risk management and internal control systems on a continuous basis, we cannot assure you that these systems are sufficiently effective in ensuring the prevention of fraud. Since our risk management and internal control systems depend on implementation by our employees, we cannot assure you that our employees or other related third parties are sufficiently or fully trained to implement these systems, or that their implementation will be free from human error or mistakes. If we fail to timely update, implement, and modify, or fail to deploy sufficient human resources to maintain our risk management policies and procedures, our business, results of operations, financial condition and prospects could be materially and adversely affected.
We may be subject to inventory obsolescence risk and credit risk of our customers.
Our inventories during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 primarily consisted of production supplies and work in progress. Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweepers. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.2 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as approximately RMB50.0 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 24.3% from RMB204.7 million as of December 31, 2024 to RMB254.4 million (US$35.1 million) as of March 31, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan. Our inventory turnover days increased from 167 days in 2022 to 313 days in 2023, and decreased to 308 days in 2024. Our inventory turnover days increased from 308 days in 2024 to 439 days in the three months ended March 31, 2025. Despite our mitigating measures, we cannot guarantee that our inventories can be fully utilized within their effective lifespan. See “Business—Logistics and Inventory Management—Inventory Management.” As our business expands, our inventory obsolescence risk may also increase commensurately with the increase in our inventories and our inventory turnover days.
Our trade receivables turnover days increased from 96 days in 2022 to 249 days in 2023, as we continued to grow our customer base and granted credit periods to accommodate customers’ payment practices. Our trade receivables turnover days increased from 249 days in 2023 to 314 days in 2024, and further to 364 days in the three months ended March 31, 2025 due to long aged receivables from several customers whose operations were impacted by macroeconomic environment. Any deterioration in the financial position of our customers may materially or adversely affect our profits and cash flow as these customers may default on their payments to us. We cannot assure you that the risks of default by our customers will not increase in the future or that we will not experience cash flow problems as a result of such defaults. Should these events develop into actual events, our operations and profitability will be adversely affected. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities—Trade receivables.”
We have limited insurance coverage, which could expose us to significant costs and business disruption.
We provide social security insurance including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance for our employees. We also provide vehicle insurance for all of our vehicles in operation. However, insurance companies in China currently offer limited business-related insurance products. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.
We may, from time to time, be subject to legal proceedings during the course of our business operations.
We may be subject to legal proceedings or administrative penalties from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations and financial condition. For example, we are currently subject to certain labor disputes. Claims arising out of actual or alleged violations of law could be asserted against us by consumers and businesses that utilize our services, by competitors, or by governmental entities in civil or criminal investigations and proceedings or by other entities. These claims could be asserted under a variety of laws, including but not limited to transportation and vehicle regulations, product liability laws, consumer protection laws, intellectual property laws, unfair competition laws, privacy laws, labor and employment laws, securities laws, real estate laws, tort laws, contract laws, property laws and employee benefit laws. We may continue to be involved in various legal or administrative proceedings and there is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

Our business could be adversely affected by natural disasters, public health crises, political crises, economic downturns or other unexpected events.
A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, mobile networks, the internet or the operations of our third-party technology providers. In addition, any further outbreaks of COVID-19 or other unforeseen public health crises, or political crises, such as terrorist attacks, war and other political instability, or other catastrophic events, whether in mainland China or abroad, could adversely affect our operations or the economies of the markets where we operate. The COVID-19 pandemic adversely affected our testing and commercialization efforts between 2020 and 2022, and we cannot assure you that new outbreaks, particularly with new variants, will not occur. Any such occurrences could cause severe disruption to our daily operations, including our research and development center and conducting test-drives of our autonomous driving vehicles, and may even require a temporary closure of our facilities. In recent years, there have been outbreaks of epidemics in mainland China and globally. Any natural disaster, act of terrorism or other disruption to us or our business partners’ abilities could result in decreased demand for our product and service offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition and results of operations. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. Disruptions or downturns in global or national or local economic conditions may cause demand for autonomous driving services to decline. An economic downturn resulting in a prolonged recessionary period would have a material adverse effect on our business, financial condition, and operating results.
RISKS RELATED TO DOING BUSINESS IN MAINLAND CHINA
Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
A substantial majority of our assets and operations are located in mainland China. Accordingly, our business, financial condition, results of operations and prospects may be influenced by political, economic and social conditions in mainland China generally and by continued economic growth in mainland China as a whole.
The Chinese economy, political and social conditions differ from those of many other jurisdictions. Over the past decades, the Chinese government has taken various measures to promote the market economy and encourage entities to establish sound corporate governance. The PRC government has also implemented certain measures in the past, including interest rate adjustment, aiming at sustaining the pace of economic growth. Any such development may cause decreased economic activity and affect the overall economic growth, and may adversely affect our business and operating results, leading to reduction in demand for our services and adversely affect our competitive position. We currently enjoy preferential local governmental policies, which contain eligibility requirements. We cannot guarantee that we will be able to successfully renew our preferential treatment in the future.
Litigation and negative publicity surrounding companies with significant operations in China listed in the U.S. may result in increased regulatory scrutiny of us and negatively impact the trading price of our Class A ordinary shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the U.S. have negatively impacted stock prices for such companies. Various equity-based research organizations have published reports on China-based companies after examining, among other things, their corporate governance practices, related party transactions, sales practices and financial statements that have led to special investigations and stock suspensions on national exchanges. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the trading price of our Class A ordinary shares and ADSs, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
It may be difficult for overseas regulators to conduct investigation or collect evidence within mainland China.
Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States may not be efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Furthermore, pursuant to the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises which became effective on March 31, 2023, the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC companies by overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration. The PRC companies shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “— Risks Related to Doing Business in Mainland China—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.”
The PCAOB had historically been unable to inspect our auditor in relation to their audit work.
Our auditor, the independent registered public accounting firm that issues the audit report in our SEC filings, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our Class A ordinary shares and ADSs would be deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our Class A ordinary shares and/or ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting or prohibition of trading of our ADSs, or the threat of their being delisted or prohibited from trading, may materially and adversely affect the value of your investment.
Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our ADSs are prohibited from trading in the United States, there is no certainty that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our Class A ordinary shares or ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.
There may be changes from time to time in the interpretation and application of the laws of mainland China, and any failure to comply with laws and regulations could have a material adverse effect on our business, results of operations, financial condition and the value of our Class A ordinary shares and ADSs.
Our operations in mainland China are governed by PRC laws and regulations. Our mainland China subsidiaries are subject to laws and regulations applicable to foreign investment in mainland China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. Many laws, regulations and legal requirements are relatively new and may change from time to time. The PRC legal system is evolving quickly. The interpretation and enforcement of relevant laws and regulations are subject to change. New laws and regulations may be promulgated and existing laws and regulations, as well as the interpretation and enforcement thereof, may change quickly. In addition, any new or changes in PRC laws and regulations related to foreign investment in mainland China could affect the business environment and our ability to operate our business in mainland China.
From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. While this may also apply to other jurisdictions, administrative and court proceedings in mainland China may take a long time, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities retain discretion in interpreting and implementing statutory provisions and contractual terms like other jurisdictions do, it may be difficult to predict the outcome of administrative and court proceedings that we are involved in. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our Class A ordinary shares and ADSs.
We conduct our business primarily in China. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares and ADSs. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or become worthless. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
We are required to complete the filing procedure with the CSRC in connection with our future offerings. We cannot predict whether we will be able to complete such filing in a timely manner, or at all.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. We do not believe that any provision in these opinions had a material adverse impact on our business or offshore listing plan.
On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Under the Filing Rules, any post-listing follow-on offering by an issuer in the same overseas market shall be subject to filing requirements within three business days after the completion of the offering. We may be subject to orders to rectify, warnings and fines if we fail to comply with the requirements under the Filing Rules. In addition to the above filing requirements, the Filings Rules also requires an issuer to report to the CSRC within three business days after occurrence of any the following events: (i) its change of control; (ii) its being subject to investigation or sanctions by any overseas securities regulators or overseas authorities; (iii) its change of listing status or listing segment; (iv) voluntary or mandatory delisting; and (v) material change of its principal business operations to the extent that it ceases to be subject to the filing requirements of the Filing Rules. However, we cannot predict whether we will be able to complete such filing or report in a timely manner, or at all. If the CSRC or other PRC regulatory authorities in the future promulgate new rules or explanations imposing further requirements that we obtain their approvals or complete the required filing or other regulatory procedures for future capital raising activities, there can be no assurance that we will be able to obtain such approval requirements in a timely manner. Any unforeseen situations or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, financial condition, results of operations and the value of our Class A ordinary share and ADSs.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into other currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of the Renminbi against the Hong Kong dollars, U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in global and geographical political and economic conditions and China’s foreign exchange policies. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.
Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, if we decide to convert our Renminbi into Hong Kong dollars or U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of such currencies against the Renminbi would have a negative effect on the amount available to us.
Limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transaction to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC foreign exchange regulations that restrict our ability to convert Renminbi into foreign currency.
China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex, such as the PRC Anti-monopoly Law, the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Security Review Rules, and the Measures for the Security Review of Foreign Investment. These laws and regulations impose requirements in some instances that MOFCOM and the NDRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, the Anti-Monopoly Law requires that MOFCOM be notified in advance of any concentration of undertaking if certain thresholds are triggered. The M&A Security Review Rules provide that mergers and acquisitions by foreign investors that raise “national security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by MOFCOM, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Moreover, the Measures for the Security Review of Foreign Investment provide that foreign investors or the relevant parties in China shall proactively report to the Office of the Working Mechanism any foreign investment in, among other sectors, important information technology and key technology that involve national security concerns and result in the foreign investor’s acquisition of actual control of the enterprise invested in before making such investment. In the future, we may grow our business by acquiring complementary businesses. While the consummation of the Global Offering, which does not involve an acquisition subject to the aforementioned regulations, does not conflict with any of these regulations and does not require notification to, review by or approval from MOFCOM or the NDRC under these regulations, complying with the applicable requirements of the relevant regulations to complete any future acquisitions that we may engage in could be time consuming, and any required approval processes, including approval from MOFCOM, may delay or inhibit our ability to complete such acquisitions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to offshore investment activities by PRC residents may limit our mainland China subsidiaries’ ability to change their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.
In July 2014, the State Administration of Foreign Exchange, or SAFE, promulgated the Circular of the State Administration of Foreign Exchange on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities and also requires the foreign-invested enterprise that is established through round-trip investment to truthfully disclose its controller(s). SAFE Circular 37 further requires amendment to the SAFE registrations in the event of any changes with respect to the basic information of the offshore special purpose vehicle, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore special purpose vehicle, such as increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders or beneficial owners who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, effective since June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, should be registered with qualified banks instead of SAFE. The qualified banks examine the applications and accept registrations under the supervision of SAFE. Any failure or inability of the relevant shareholders or beneficial owners who are PRC residents to comply with the registration procedures set forth in these regulations, or any failure to disclose or misrepresentation of the controller(s) of the foreign-invested enterprise that is established through round-trip investment, may subject us to fines and legal sanctions, such as restrictions on our cross-border investment activities, on the ability of our PRC subsidiaries to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us. We may not at all times be fully informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or continually comply with all requirements under SAFE Circular 37 or other related rules. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Registration for the change in our round-trip invested entity might not be completed in a timely manner. Failure by our shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.
We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.
We are a Cayman Islands holding company and we may rely on dividends and other distributions on equity paid by our mainland China subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If any of our mainland China subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our mainland China subsidiaries may pay dividends only out of its respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, each of our mainland China subsidiaries is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital.
Our mainland China subsidiaries generate primarily all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our mainland China subsidiaries to use their Renminbi revenue to pay dividends to us. For instance, when we repatriate funds to the PRC from overseas financing activities, we may be required to complete certain filing or approval procedures to transfer funds out of the PRC for purposes such as investment, acquisition, or other capital account activities. Failure to complete these procedures could negatively affect our ability to pursue overseas expansion. Additionally, we cannot assure that additional regulatory requirements governing the convertibility of RMB into foreign currencies will not be imposed in the future, such as due to foreign exchange policy adjustments in response to changes in global economic conditions. If we are unable to access sufficient foreign currencies to meet our needs, we may face challenges in paying dividends to shareholders in foreign currencies or funding our overseas expansion efforts. Any limitation on the ability of our mainland China subsidiaries to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.
In addition, the PRC Enterprise Income Tax Law, or the EIT Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.
Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.
In February 2012, SAFE promulgated the Notice of the State Administration of Foreign Exchange of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the mainland China subsidiaries of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in China for a continuous period of not less than one year and who have been granted options will be subject to these regulations as we are a public company listed on the Nasdaq Stock Market. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary and limit our PRC subsidiary’s ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Regulatory Overview—Regulations Relating to Share Incentive Plans.”
In addition, the State Administration of Taxation, or SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted share unites will be subject to PRC individual income tax. Our mainland China subsidiaries have obligations to file documents related to employee share options or restricted share units with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities. See “Regulations—Regulations Relating to Share Incentive Plans.”
Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect our business and our financial condition.
China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our products and services, our results of operations may be materially and adversely affected.
In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing provident fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 we engaged third-party agents to make the contribution for our employees. In addition, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 for some of our employees, we did not pay social insurance and housing provident fund in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. If we are subject to full distribution, late fees or fines in relation to the underpaid employee benefits, our financial condition and results of operations may be adversely affected. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a cost-effective manner, which could adversely affect our business and results of operations. Furthermore, we have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. The Road Testing and Demonstrative Application Norm and several local regulations require the entities conducting road testing and demonstration applications to execute employment contracts or labor service agreements with test drivers. As these regulations do not explicitly stipulate penalties, failing to sign such contracts per se would not give rise to any financial penalties to our Group but may affect the approval of corresponding road testing permits applications. Additionally, we do not expect failing to sign such contracts will have any material adverse impacts on our financial prospects. Since we apply for road testing permits based on actual projects in different cities, not all drivers are engaged simultaneously. As of March 31, 2025, we had 742 test drivers employed by third parties, all drivers involved in our road testing applications have signed employment contracts or labor service agreements with us.
In October 2010, the SCNPC promulgated the PRC Social Insurance Law, or the Social Insurance Law, effective on July 1, 2011 and amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Provident Funds to apply for social insurance registration and housing provident fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. As advised by our PRC legal counsel, (i) under the Regulations on Administration of Housing Provident Fund, (a) if we fail to complete housing provident fund registration before the prescribed deadlines, we may be subject to a fine ranging from RMB10,000 to RMB50,000; and (b) if we fail to pay housing provident fund contributions within the prescribed deadlines, we may be subject to an order by the relevant PRC authorities to make such payments; and (ii) according to the Social Insurance Law, (a) for outstanding social insurance fund contributions that we did not fully pay within the prescribed deadlines, the relevant PRC authorities may demand that we pay the outstanding social insurance contributions within a stipulated deadline and we may be liable for a late payment fee equal to 0.05% of the outstanding contribution amount for each day of delay; and (b) if we fail to make such payments, we may be liable to a fine of one to three times the outstanding contribution amount.
As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.
If the chops of our mainland China subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.
In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our mainland China subsidiaries are generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
We are an offshore holding company conducting our operations in mainland China through our mainland China subsidiaries. We may make loans to our mainland China subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our mainland China subsidiaries.
Any loans to our mainland China subsidiaries, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our mainland China subsidiaries to finance their activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, and medium or long-term loans by us to our mainland China subsidiaries must be recorded and registered with the National Development and Reform Committee, or the NDRC. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprises or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities or investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).
SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular of General Affairs Department of State Administration of Foreign Exchange on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, Supplementary Notice of General Affairs Department of State Administration of Foreign Exchange on Issues Relating to Improving the Relevant Business Operations of Administration of Foreign Exchange Settlement for Payment of Foreign Currency Capital Funds of Foreign Investment Enterprises and Notice of the State Administration of Foreign Exchange on Issues Relating to Pilot Scheme of Reform of Administration of Foreign Currency Capital Settlement by Foreign Investment Enterprises in Certain Localities. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may affect our ability to transfer any foreign currency we hold to our mainland China subsidiaries, which may adversely affect our liquidity and our ability to fund and expand our business in China.
In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our mainland China subsidiaries or future capital contributions by us to our mainland China subsidiaries. As a result, uncertainties exist as to our ability to provide prompt financial support to our mainland China subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.
Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within China is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT, issued the Circular of the State Administration of Taxation on Issues Relating to Identification of PRC-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance with the De Facto Standards of Organizational Management, or SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.
We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we could be subject to PRC tax at a rate of 25% on our worldwide income, which could materially reduce our net income, and we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A ordinary shares and ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within China. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of the ADSs or Class A ordinary shares by such shareholders may be subject to PRC tax at a rate of 10% in the case of non-PRC enterprises or a rate of 20% in the case of non-PRC individuals unless a tax reduction or exemption is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or Class A ordinary shares.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.
In February 2015, the SAT issued the Public Notice Regarding Certain Enterprise Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owns the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a tax rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforementioned safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of the ADSs acquired and sold on public securities markets.
On October 17, 2017, the SAT issued the Public Notice on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Public Notice 37, which became effective on December 1, 2017.

According to SAT Public Notice 37, where the non-resident enterprise fails to declare its tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay its tax due within required time limits, and the non-resident enterprise shall declare and pay its tax payable within such time limits specified by the tax authority. If the non-resident enterprise voluntarily declares and pays its tax payable before the tax authority orders it to do so, it shall be deemed that such enterprise has paid its tax payable in time.
We face uncertainties on the reporting and consequences of previous and future private equity financing transactions, share exchanges or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligation and request our mainland China subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Public Notice 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.
RISKS RELATED TO OUR WVR STRUCTURE
The concentration of our Share’s voting power limited our shareholders’ ability to influence corporate matters.
Our company is controlled through weighted voting rights. Each Class A ordinary shares carries only one fortieth (1/40) of the voting rights of each Class B ordinary shares and one tenth (1/10) of the voting rights of each Class B ordinary shares after amendment of our currently effective memorandum and articles of association in the Post-Listing GM (except as required by applicable law and in relation to the Reserved Matters). Immediately upon the completion of Global Offering, our WVR Beneficiaries will be Dr. Han, our founder, chairman of our board of directors, executive Director and CEO, and Dr. Li, our co-founder, executive Director and CTO. Dr. Han and Dr. Li will beneficially own [27,129,666] Class A ordinary shares and [54,814,423] Class B ordinary shares, representing (i) approximately [73.51]% of the voting rights in our company (assuming the over-allotment option is not exercised) with respect to shareholder resolutions relating to matters other than the Reserved Matters, on the basis that Class A ordinary shares entitle the shareholder to one vote per share and Class B ordinary shares entitle the shareholder to 40 votes per Share and (ii) approximately [41.83]% of the effective voting rights in our company, assuming that Class A ordinary shares entitle the shareholder to one vote per share and the exercise of voting rights attached to Class B ordinary shares will be capped at ten votes per share. Dr. Han and Dr. Li therefore have significant influence over management and affairs of our company and over all matters requiring shareholder approval, including the election of directors (excluding the appointment, election or removal of any independent non-executive director) and significant corporate transactions, such as a mergers, consolidations, liquidations and the sale of all or substantially all of our assets, and other significant corporate actions. In addition, the issuance of the Class A ordinary shares, including future stock-based acquisition transactions and employee equity incentive programs, could prolong the duration of our WVR Beneficiaries’ ownership of our voting power immediately after the completion of the Global Offering and their ability to determine the outcome of most matters submitted to a vote of our shareholders. This concentrated control limits or severely restricts our shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Shareholders do not view as beneficial. As a result, the market price of our Class A ordinary shares or the ADSs could be adversely affected. This concentrated control could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class B ordinary shares may view as beneficial, and may also discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their Shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or the ADSs.
Our dual-class share structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares or the ADSs.
We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of our Class A ordinary shares and/or ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class share structure may prevent the inclusion of our securities in such indices, which could adversely affect the trading price and liquidity of our securities. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class share structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our Class A ordinary shares or ADSs could be adversely affected.
Risks Related to Our Class A ordinary shares and the ADSs
The trading price and trading volume of our Class A ordinary shares or ADSs may be volatile, which could lead to substantial losses to investors.
The trading price of our ADSs has been volatile since the ADSs started to trade on Nasdaq on October 25, 2024. The trading price of the ADSs could continue to fluctuate widely due to a variety of factors, many of which are beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile and fluctuate widely in response to factors beyond our control. In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in the PRC that have listed their securities in Hong Kong or the United States may affect the volatility in the price of and trading volumes for our Class A ordinary shares and ADSs. Some of these companies have experienced significant volatility. The trading performances of these PRC companies’ securities may affect the overall investor sentiment towards other PRC companies listed in the United States and consequently may impact the trading performance of our Class A ordinary shares and ADSs, regardless of our actual operating performance.
In addition to the above factors, the price and trading volume of our Class A ordinary shares and ADSs may be highly volatile due to multiple factors, including the following:
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regulatory developments affecting us or our industry, strategic business partners and third parties that collaborate with us;

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announcements of studies and reports relating to the quality of our products and services or those of our competitors;

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changes in the economic performance or market valuations of our competitors;

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actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

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changes in financial estimates by securities research analysts;

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conditions in the autonomous driving industry;

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announcements by us or our competitors of acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

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additions to or departures of our senior management;

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fluctuations of exchange rates between the RMB and the U.S. dollar;

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release or expiry of lock-up or other transfer restrictions on our issued and outstanding Class A ordinary shares or ADSs;

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sales or perceived potential sales of additional Class A ordinary shares or ADSs;

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changes in relations between the United States and China; and

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potential litigation or regulatory investigations.

Substantial future sales or perceived potential sales of our Class A ordinary shares and ADSs in the public market could cause the price of our Class A ordinary shares and ADSs to decline.
Future sales of a substantial number of our Class A ordinary shares or ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares or ADSs to decline and could impair our ability to raise capital through the sale of additional equity securities. Such sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, our shareholders may, subject to any applicable lock-up restrictions, sell their securities in the market. We cannot predict what effect, if any, that market sales of securities held by a principal shareholder or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares or ADSs. In addition, if we issue additional ordinary shares, in the form of ADSs or otherwise, either through private transactions or in the public markets in the United States or other jurisdiction, your ownership interests in our company would be diluted and this, in turn, would have an adverse effect on the price of our Class A ordinary shares or ADSs.
All of the Class A ordinary shares sold in the Global Offering will be freely tradable without restrictions or further registration under the Securities Act, except for any shares held by our “affiliates” as defined in Rule 144 under the Securities Act, and shares subject to lock-up agreements described below.
In connection with the Global Offering, we, [each member of the single largest group of Shareholders], Key Persons [and the selling shareholder] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of         after the date of the Hong Kong underwriting agreement, the date by reference to which disclosure of its/his/her shareholdings in the Company is made in the Hong Kong prospectus, or the Listing Date, as applicable, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters). In addition, as previously disclosed, Guangqizhixing Holdings Limited, an investor in the private placement conducted concurrently with our US IPO, remains subject to lock-up restrictions until 12 months after October 24, 2024, the date of the prospectus used in our US IPO, for the ordinary shares it subscribed in the concurrent private placement. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our Class A ordinary shares or ADSs could decline significantly. See “Shares Eligible for Future Sale—Lock-up Agreements.”
Further, certain major holders of our ordinary shares have the right to cause us to register under the Securities Act the sale of their shares under certain conditions. Registration of these shares under the Securities Act would result in Class A ordinary shares or ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Such sales in the public market could cause the price of our Class A ordinary shares or ADSs to decline significantly.
Certain principal shareholders have substantial influence over our key corporate matters and will continue to have such influence following the Global Offering.
Certain principal shareholders of our company have certain special rights with respect to our key corporate matters, in addition to voting power based on beneficial ownership in our company. Pursuant to our currently effective memorandum and articles of association, Tonyhan Limited, an entity beneficially owned by Dr. Tony Xu Han, our chairman and chief executive officer, and Yanli Holdings Limited, an entity beneficially owned by Dr. Yan Li, our director and chief technology officer, are entitled to appoint, remove, and replace at least two directors, subject to certain conditions. Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., a shareholder of our Series C-1 Preferred Shares, Dr. Tony Xu Han and Dr. Yan Li, which became effective upon the completion of our US IPO, Alliance Ventures, B.V. is entitled to the right to appoint, remove, and replace two directors, subject to certain conditions. These special rights enable these principal shareholders to have substantial influence over our key corporate matters and could discourage others from pursuing any change of control transaction that holders of our Class A ordinary shares and ADSs may view as beneficial. See “Management—Terms of Directors and Officers” and “Related Party Transactions—Nominating and Support Agreement.”
Our dual-class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
We have in place a dual-class share structure such that our ordinary shares will consist of Class B ordinary shares and Class A ordinary shares. In respect of matters requiring the votes of shareholders, holders of

Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 40 votes per share based on our proposed dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
Dr. Tony Xu Han, our founder, chairman and chief executive officer, and Dr. Yan Li, our co-founder, director and chief technology officer, beneficially own all of our issued Class B ordinary shares. As of March 25, 2025, these Class B ordinary shares constitute approximately 6.4% of our total issued and outstanding share capital and 73.3% of the aggregate voting power of our total issued and outstanding share capital due to the disparate voting powers associated with our dual-class share structure. See “Principal [and Selling] Shareholders.” As a result of the dual-class share structure and the concentration of ownership, holders of Class B ordinary shares will have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Such holders may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Class A ordinary shares and ADSs, the market price for our Class A ordinary shares and ADSs and trading volume could decline.
The trading market for our Class A ordinary shares and ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A ordinary shares and ADSs or publishes inaccurate or unfavorable research about our business, the market price for our Class A ordinary shares and ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Class A ordinary shares and ADSs to decline.
Techniques employed by short sellers may drive down the market price of our Class A ordinary shares and/or ADSs.
Short selling is the practice of selling securities that the seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.
Public companies that have a substantial majority of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits and/or SEC enforcement actions.
It is not clear what effect such negative publicity could have on us. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations, and any investment in our Class A ordinary shares and ADSs could be greatly reduced or even rendered worthless.
Because we do not expect to pay dividends in the foreseeable future after the Global Offering, you must rely on price appreciation of our Class A ordinary shares and ADSs for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings after the Global Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Class A ordinary shares and/or ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account of the company, provided that in no circumstances may a dividend be paid out of share premium if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares and ADSs will likely depend entirely upon any future price appreciation of such securities. There is no guarantee that our Class A ordinary shares and ADSs will appreciate in value after the Global Offering or even maintain the price at which you purchased them. You may not realize a return on your investment in our Class A ordinary shares and ADSs and you may even lose your entire investment.
Our management will have broad discretion over the use of the proceeds we receive in the Global Offering and may not apply the proceeds in ways that increase the value of your investment.
[While we will not receive any proceeds from the sale of our Class A ordinary shares by the Selling Shareholders identified herein, our] management will have broad discretion to use the net proceeds payable to us from the Global Offering and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds from the Global Offering in ways that increase the value of your investment. If we do not invest or apply the net proceeds from the Global Offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause the market price of our Class A ordinary shares or ADSs to decline.
The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise the same rights as our shareholders.
Holders of ADSs do not have the same rights as our shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. As an ADS holder, you will only be able to exercise the voting rights carried by the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the Class A ordinary shares underlying your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares, and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the Class A ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary notice of shareholder meetings sufficiently in advance of such meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the Class A ordinary shares underlying your ADSs are voted and you may have no legal remedy if the Class A ordinary shares underlying your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting. Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs if you do not provide timely instructions to the depositary as to how to vote the shares underlying your ADSs at shareholders’ meetings, which could adversely affect your interests.
Under the deposit agreement for ADSs, if you do not provide timely instructions to the depositary as to how to vote the shares underlying your ADSs, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:
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we have instructed the depositary that we do not wish a discretionary proxy to be given;

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we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

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a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

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the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for
ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.
Forum selection provisions in our currently effective memorandum and articles of association and our deposit agreement with the depositary bank could limit the ability of holders of our Class A ordinary shares, ADSs or other securities to obtain a favorable judicial forum for disputes with us, our directors and officers, the depositary bank, and potentially others.
Our currently effective memorandum and articles of association provide that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Our deposit agreement with the depositary bank also provides that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or relate in any way to the deposit agreement, including claims under the Securities Act or the Exchange Act. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary bank arising out of or related in any way to the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, including without limitation claims under the

Securities Act or the Exchange Act, may only be instituted in the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks jurisdiction or such designation of the exclusive forum is, or becomes, invalid, illegal, or unenforceable, in the state courts of New York County, New York). However, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and a court could find this type of provision to be inapplicable, unenforceable, or inconsistent with other documents relevant to the filing of such lawsuits. If a court were to find the federal court choice of forum provision contained in our currently effective memorandum and articles of association or our deposit agreement with the depositary bank to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. If upheld, the forum selection clause in our currently effective memorandum and articles of association, as well as the forum selection provisions in the deposit agreement, may limit a security-holder’s ability to bring a claim against us, our directors and officers, the depositary bank, and potentially others in his or her preferred judicial forum, and this limitation may discourage such lawsuits. In addition, the Securities Act provides that both federal and state courts have jurisdiction over suits brought to enforce any duty or liability under the Securities Act or the rules and regulations thereunder. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The exclusive forum provision in our currently effective memorandum and articles of association will not operate so as to deprive the courts of the Cayman Islands from having jurisdiction over matters relating to our internal affairs.
We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.
We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment impose or increase fees or charges (other than taxes and other governmental charges, registration fees, cable (including SWIFT) or facsimile transmission costs, delivery costs or other such expenses) or that would otherwise prejudice any substantial existing right of the ADS holders, such amendment will not become effective as to outstanding ADSs until the expiration of 30 days after notice of that amendment has been disseminated to ADS holders, but no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when the ADSs are delisted from the stock exchange in the United States on which the ADSs are listed and we do not list the ADSs on another stock exchange in the United States, nor is there a symbol available for over-the-counter trading of the ADSs in the United States. If the ADS facility is terminated, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.
Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement.
Under the deposit agreement, any legal suit, action or proceeding against or involving the depositary, arising out of or relating in any way to the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding.

The deposit agreement provides that the depositary may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions do not preclude you from pursuing any claims under the Securities Act or the Exchange Act in state or federal court. See “Description of American Depositary Shares” for more information.
You may not receive cash dividends if the depositary decides it is impractical to make them available to you.
The depositary will pay cash dividends on the ADSs only to the extent that we decide to distribute dividends on our Class A ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our Class A ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs representing our ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration, the United States District Court of the Southern District of New York (or, if the United States District Court of the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts of New York County, New York) have exclusive jurisdiction to hear and determine claims arising under the deposit agreement and in that regard, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our Class A ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.
If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.
Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in Hong Kong or the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in court in Hong Kong or a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than copies of our currently effective memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by the shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.
As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Differences in Corporate Law.”
You may be subject to limitations on transfer of your ADSs.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.
We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.
We are a company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations in mainland China and a majority of our assets are located in China. In addition, most of our directors and senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, as this may also apply to other jurisdictions, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.
Our currently effective memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our Class A ordinary shares and the ADSs.
Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.
Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:
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the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

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the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

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the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time;

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the selective disclosure rules by issuers of material nonpublic information under Regulation FD promulgated by SEC; and

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certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer, which may be difficult for overseas regulators to conduct investigation or collect evidence within China.
As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market’s corporate governance requirements; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market’s corporate governance requirements.
As a Cayman Islands company listed on the Nasdaq Stock Market, we are subject to the corporate governance listing standards of the Nasdaq Stock Market. However, rules of the Nasdaq Stock Market permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the corporate governance listing standards of the Nasdaq Stock Market. If we choose to follow home country practices in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the corporate governance listing standards of the Nasdaq Stock Market that are applicable to U.S. domestic issuers.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of our Class A ordinary shares and ADSs and could materially and adversely affect our business, results of operations, and financial condition.
We do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in the businesses of the research, development and commercialization of autonomous driving technology.
Under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. Section 3(b)(1) of the Investment Company Act provides that notwithstanding Section 3(a)(1)(C) of the Investment Company Act a company will not be deemed to be an “investment company” if it is primarily engaged, directly or through a wholly owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Rule 3a-8 under the Investment Company Act provides a nonexclusive safe harbor from the definition of “investment company” for certain research and development companies. We do not believe that we are an “investment company” under the Investment Company Act, including by operation of Section 3(b)(1) of the Investment Company Act and as a result of our compliance with the safe harbor of Rule 3a-8 under the Investment Company as a research and development company, within the meaning of such rule. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, are required to register as an “investment company” under the Investment Company Act. If we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities (as defined in the Investment Company Act) in order to fall outside the definition of an investment company. Additionally, we may have to forgo potential future acquisitions of investment securities (as defined in the Investment Company Act). Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the Nasdaq, which would materially and adversely affect the liquidity and value of our Class A ordinary shares and ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.
There can be no assurance that we will not be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs and/or Class A ordinary shares.
A non-U.S. corporation, such as our company, will generally be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income, or the asset test.
Based on the value of our assets and composition of our income and assets, including goodwill for the taxable year ended December 31, 2024, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2024. While we do not expect to be or become a PFIC, we have not made a determination as to whether we are or will become a PFIC for the current taxable year or the foreseeable future and no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made on an annual basis determined at the close of the tax year in question that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A ordinary shares or ADSs may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A ordinary shares or ADSs from time to time (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets including cash raised in the Global Offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of being or becoming classified as a PFIC may substantially increase.
If we are classified as a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation—United States Federal Income Tax Considerations”) holds our Class A ordinary shares or ADSs, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For more information, see “Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations”.
Because under certain attribution rules our non-U.S. subsidiaries may be treated as controlled foreign corporations for U.S. federal income tax purposes, there could be adverse U.S. federal income tax consequences to certain U.S. Holders of our Class A ordinary shares or ADSs who are Ten Percent Shareholders.
For U.S. federal income tax purposes, each “Ten Percent Shareholder” (as defined below) in a non-U.S. corporation that is classified as a “controlled foreign corporation,” or CFC, generally is required to include in income such Ten Percent Shareholder’s pro rata share of the CFC’s “Subpart F income,” investment of earnings in U.S. property, and “global intangible low-taxed income,” even if the CFC has made no distributions to its shareholders. “Subpart F income” generally includes dividends, interest, rents, royalties, gains from the sale of securities and income from certain transactions with related parties, and “global intangible low-taxed income” generally consists of net income of the CFC, other than Subpart F income and certain other types of income, in excess of certain thresholds. A non-U.S. corporation generally will be classified as a CFC if Ten Percent Shareholders own, directly, indirectly or constructively (through attribution), more than 50% of either the total combined voting power of all classes of stock entitled to vote of such corporation or of the total value of the stock of such corporation. A “Ten Percent Shareholder” is a United States person (as defined by the U.S. Internal Revenue Code of 1986, as amended) who owns or is considered to own, directly, indirectly or constructively, 10% or more of either the total combined voting power of all classes of stock entitled to vote of such corporation or the total value of the stock of such corporation. The determination of CFC status is complex and, under current law, includes certain “downward attribution” rules pursuant to which our non-U.S. subsidiaries may be treated as constructively owned by our U.S. subsidiaries and, therefore, our non-U.S. subsidiaries may be treated as CFCs. Prospective holders of our Class A ordinary shares or ADSs that may be or become Ten Percent Shareholders should consult their tax advisors with respect to the potential adverse tax consequences of investing in us.
We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.
As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, the exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting. As a result, our investors may not have access to certain information they may deem important.
We incur increased costs as a result of being a public company, particularly if and after we cease to qualify as an “emerging growth company.”
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules implemented by the SEC or Nasdaq, impose various requirements on the corporate governance practices of public companies. These rules and regulations may increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly.

As a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. Furthermore, operating as a public company makes it more difficult and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We continue evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.
In addition, if and after we are no longer an “emerging growth company,” we expect to incur additional significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act and the other rules and regulations of the SEC.
Risks Related to the Global Offering and the Dual Listing
Consummation of the Global Offering is subject to market and other conditions, and there can be no assurance that it will be completed on the terms described in this prospectus, or at all.
Acceptance of all applications for shares offered in the Global Offering will be conditional on (i) the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Class A ordinary shares in issue and to be issued as mentioned in this prospectus, on the Main Board of the Hong Kong Stock Exchange and such approval not subsequently having been withdrawn or revoked prior to the date of listing of our Class A ordinary shares on the Hong Kong Stock Exchange, (ii) the pricing of such shares offered in the Global Offering having been agreed between the joint representatives (for themselves and on behalf of the underwriters) of the Global Offering and the Company, and (iii) certain other conditions.
The satisfaction of these conditions is subject to market conditions and our compliance with applicable listing rules of the Hong Kong Stock Exchange. For example, if with reference to the public offering price for the Hong Kong public offering and the international offering to be determined on the price determination date, the expected market capitalization of our Company at the time of the listing of our Class A ordinary shares on the Hong Kong Stock Exchange will not exceed HK$40 billion (i.e., the market capitalization requirements of a listing applicant seeking listing with Weighted Voting Rights, or WVR, structure under Rule 8A.06(1) of the listing rules of the Hong Kong Stock Exchange), the Global Offering will not proceed. For illustration purposes, based on the number of shares initially available under the Global Offering (i.e., [44,096,000] Class A ordinary shares), the public offering price shall be HK$[45.4] or more per share to meet the market capitalization requirements of HK$40 billion under Rule 8A.06(1) of the listing rules of the Hong Kong Stock Exchange. If any of the conditions to the Global Offering is not satisfied, due to our failure to meet the aforesaid Rule 8A.06(1) requirements or any other reasons, prior to the dates and times specified, the Global Offering will not proceed and will lapse.
We will incur increased costs as a result of listing in Hong Kong.
We are now a public company in the United States that may incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, imposes various requirements on the corporate governance practices of public companies. These rules and regulations increase our legal and financial compliance costs and make some corporate activities more time-consuming and costly. We cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs. After we become a public company listed on the Hong Kong Stock Exchange, we will be subject to laws, rules and regulations in Hong Kong as well. As a dual-listed company in Hong Kong and the United States, we will have to comply with laws and regulations on both markets. However, Hong Kong and the United States have different regulatory regimes governing matters related to listed companies and in certain cases have fairly different requirements on certain matters. We will incur additional costs and expenses in complying with the complex regulatory systems on both markets. Failure to comply with any regulatory requirements could result in material adverse impact on the trading of our Class A ordinary shares or ADSs and reputation and subject us to administrative penalties.

An active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange might not develop or be sustained and trading prices of the Class A ordinary shares might fluctuate significantly.
Following the completion of the Global Offering, we cannot assure you that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will develop or be sustained. The trading price or liquidity for our ADSs on the Nasdaq might not be indicative of those of our Class A ordinary shares on the Hong Kong Stock Exchange following the completion of the Global Offering. If an active trading market of the Class A ordinary shares on the Hong Kong Stock Exchange does not develop or is not sustained after the Global Offering, the market price and liquidity of our Class A ordinary shares could be materially and adversely affected.
In 2014, the Hong Kong, Shanghai, and Shenzhen stock exchanges collaborated to create an interexchange trading mechanism called Stock Connect that allows international and PRC investors to trade eligible equity securities listed in each other’s markets through the trading and clearing facilities of their home exchange. Stock Connect currently covers over 3,000 equity securities trading in the Hong Kong, Shanghai, and Shenzhen markets. Stock Connect allows PRC investors to trade directly in eligible equity securities listed on the Hong Kong Stock Exchange, known as Southbound Trading; without Stock Connect, PRC investors would not otherwise have a direct and established means of engaging in Southbound Trading. In October 2019, the Shanghai and Shenzhen stock exchanges separately announced their amended implementation rules in connection with Southbound Trading to include shares of WVR companies to be traded through Stock Connect. However, since these rules are relatively new, there remains uncertainty as to the implementation details, especially with respect to shares of those companies with a secondary or dual-primary listing on the Hong Kong Stock Exchange. It is unclear whether and when our Class A ordinary shares of our Company, a WVR company with a dual-primarily listing in Hong Kong upon the listing, will be eligible to be traded through Stock Connect, if at all. The ineligibility or any delay of our Class A ordinary shares for trading through Stock Connect will affect PRC investors’ ability to trade our Class A ordinary shares and therefore may limit the liquidity of the trading of our Class A ordinary shares on the Hong Kong Stock Exchange.
Since there will be a gap of several days between pricing and trading of our Class A ordinary shares, the price of the ADSs traded on the Nasdaq may fall during this period and could result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.
The offer price for both the international offering and the Hong Kong public offering is expected to be determined on the price determination date. However, our Class A ordinary shares will not commence trading on the Hong Kong Stock Exchange until they are delivered, which is expected to be a few business days after the price determination date. As a result, investors may not be able to sell or otherwise deal in our Class A ordinary shares during that period. Accordingly, holders of our Class A ordinary shares are subject to the risk that the trading price of our Class A ordinary shares could fall when trading commences as a result of adverse market conditions or other adverse developments that could occur between the price determination date and the time trading begins. In particular, as our ADSs will continue to be traded on the Nasdaq and their price can be volatile, any fall in the price of the ADSs may result in a fall in the price of our Class A ordinary shares to be traded on the Hong Kong Stock Exchange.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
Upon the listing, we will be subject to the Hong Kong Stock Exchange and the Nasdaq listing and regulatory requirements concurrently. The Nasdaq and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of our Class A ordinary shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of our ADSs may not be indicative of the performance of our securities, including our Class A ordinary shares, after the Global Offering.

The deposit of our Class A ordinary shares for delivery of ADSs and the surrender of ADSs for cancellation and withdrawal of our Class A ordinary shares may adversely affect the liquidity or trading price of our securities.
The ADSs are currently traded on the Nasdaq. Subject to compliance with U.S. securities laws and the terms of the deposit agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary for delivery of ADSs. Any holder of ADSs may also withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary for delivery of ADSs or that a substantial number of ADSs are surrendered for cancellation and withdrawal of our Class A ordinary shares, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and the ADSs on the Nasdaq may be adversely affected.
The time required for the exchange between our Class A ordinary shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of our Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the Nasdaq and the Hong Kong Stock Exchange on which our ADSs and Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, or other factors may delay the deposit of the Class A ordinary shares for delivery of the ADSs or the surrender of ADSs for cancellation and withdrawal of our Class A ordinary shares. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any deposit of our Class A ordinary shares for delivery of ADSs or surrender of ADSs for cancellation and withdrawal of our Class A ordinary shares will be completed in accordance with the timelines that investors may anticipate.
Furthermore, the depositary for the ADSs is entitled to charge the ADS holders fees for various services including for the issuance of our ADSs upon deposit of Class A ordinary shares, cancellation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who deposit Class A ordinary shares for delivery of ADSs or surrender ADSs for cancellation and withdrawal of our Class A ordinary shares may not achieve the level of economic return they may anticipate.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following the Hong Kong public offering and the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.
In connection with the Hong Kong public offering and the listing of our Class A ordinary shares on the Hong Kong Stock Exchange, we will establish a branch register of members in Hong Kong, or the Hong Kong Share Register. Our Class A ordinary shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from our ADSs, will be registered on the Hong Kong Share Register, and the trading of these Class A ordinary shares on the Hong Kong Stock Exchange will be subject to the Hong Kong stamp duty. To facilitate the conversion of our ADS and Class A ordinary share and trading between the Nasdaq and the Hong Kong Stock Exchange, we also intend to move a portion of our issued Class A ordinary shares from our register of members maintained in the Cayman Islands to our Hong Kong Share Register.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their shares, including underlying shares represented by ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Class A ordinary shares and/or ADSs may be affected.
We may be subject to securities litigation, which is expensive and could divert management attention.
Companies that have experienced volatility in the volume and market price of their shares have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.
Purchasers of our Class A ordinary shares will incur immediate and significant dilution and may experience further dilution if we issue additional shares or other equity securities in the future, including pursuant to the share incentive schemes.
The offer price for both the international offering and the Hong Kong public offering is higher than the net tangible asset value per Class A ordinary share immediately prior to the Global Offering. Therefore, purchasers of the Class A ordinary shares in the Global Offering will experience an immediate dilution in pro forma net tangible asset value. In order to expand our business, we may consider offering and issuing additional shares or other equity securities in the future. Purchasers of the Class A ordinary shares in the Global Offering may experience dilution in the net tangible asset value per share of their Class A ordinary shares if we issue additional shares or other equity securities in the future at a price which is lower than the net tangible asset value per Class A ordinary share at that time. Furthermore, we may issue ordinary shares pursuant to the share incentive schemes, which would further dilute shareholders’ interests in our Company.
Forward-looking information in this prospectus may be proved inaccurate.
This prospectus contains certain forward-looking statements and information relating to us that is based on our management’s belief and assumptions. The words “anticipate,” “believe,” “expect,” “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our financial condition may be adversely affected and may vary materially from those described herein as anticipated, believed, estimated or expected. You are strongly cautioned that reliance on any forward looking statements involves known or unknown risks and uncertainties. Subject to the requirements of the listing rules of the Hong Kong Stock Exchange, we do not intend to publicly update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein might not occur in the way we expect, or at all. In all cases, you should consider carefully how much weight or importance you should attach to, or place on, such facts or statistics.
We cannot guarantee the accuracy of facts, forecasts and other statistics obtained from official governmental sources contained in this prospectus.
Certain facts, statistics and data contained in this prospectus relating to China, Hong Kong, the autonomous driving industry have been derived from various official government publications we generally believe to be reliable. We have taken reasonable care in the reproduction or extraction of the official government publications for the purpose of disclosure in this prospectus and have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot guarantee the quality or reliability of such source materials. They have not been prepared or independently verified by us, the underwriters, or any of their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside China and Hong Kong. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this prospectus may be inaccurate or may not be comparable to statistics produced with respect to other economies. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, you should give due consideration as to how much weight or importance they should attach to or place on such facts.
You should read the entire prospectus carefully, and we strongly caution you not to place any reliance on any information contained in press articles and/or other media regarding us, our business, our industry or the Global Offering.
There may have been, prior to the publication of this prospectus, and there may be subsequent to the date of this prospectus but prior to the completion of the Global Offering, press and/or media regarding us, our business, our industries and the Global Offering. None of us, the underwriters or any other person involved in the Global Offering has authorized the disclosure of information about the Global Offering in any press or media and none of these parties accepts any responsibility for the accuracy or completeness of any such information or the fairness or appropriateness of any forecasts, views or opinions expressed by the press and/or other media regarding the Class A ordinary shares, the Global Offering, our business, our industry or us. We make no representation as to the appropriateness, accuracy, completeness or reliability of any such information, forecasts, views or opinions expressed in any such publications. To the extent that such statements, forecasts, views or opinions are inconsistent or conflict with the information contained in this prospectus, we disclaim them. Accordingly, you are cautioned to make your investment decisions on the basis of the information contained in this prospectus only and should not rely on any other information.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect our current expectations and views of future events. These statements are based on the beliefs and assumptions of our management. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. Known and unknown risks, uncertainties and other factors, including those listed in “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. These forward-looking statements include, but are not limited to, statements relating to:
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our mission, goals and strategies;

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our future business development, financial condition and results of operations;

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the expected changes in our revenues, expenses or expenditures;

•
the expected growth of the autonomous driving market in China and globally;

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our expectations regarding demand for and market acceptance of our products and services;

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our ability to improve and enhance our autonomous driving technology and offer quality products and services;

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competition in our industry;

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government policies and regulations relating to our industry;

•
general economic and business conditions in China and globally;

•
the outcome of any legal or administrative proceedings; and

•
assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
This prospectus also contains statistical data and estimates that we obtained from government and private publications, including industry data and information from CIC. Statistical data in these publications also include projections based on a number of assumptions. The market data contained in this prospectus involves a number of assumptions, estimates and limitations. The related markets in China and elsewhere may not grow at the rates projected by market data, or at all. The failure of the markets to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS
We estimate that we will receive net proceeds from the Global Offering of approximately HK$       million, or US$       million (or approximately HK$       million, or US$       million, if the underwriters exercise their option to purchase additional Class A ordinary shares), after deducting estimated underwriting discounts and commissions, fees and the estimated offering expenses payable by us.
[We will not receive any of the proceeds from the sale of Class A ordinary shares by the Selling Shareholders in the Global Offering. See “Principal and Selling Shareholders.” We will, however, bear the costs, other than the underwriting discounts and commissions, associated with the sale of these Class A ordinary shares.]
In line with our strategies, we intend to apply the net proceeds from the Global Offering for the following purposes and in the amounts set forth below:
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Approximately      % of the net proceeds, or HK$       million, will be used to develop our autonomous driving technology stack, including infrastructure and core capabilities, data, autonomous driving technology solutions, and an operations platform;

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Approximately      % of the net proceeds, or HK$       million, will be used to accelerate the commercial mass production and/or the operation of our L4 fleets, to improve the quality of our autonomous driving products and solutions and expand our business scale over the next five years;

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Approximately      % of the net proceeds, or HK$       million, will be used to establish marketing teams and branches necessary for us to expand into existing markets and additional markets, as well as to invest in marketing activities over the next five years; and

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Approximately      % of the net proceeds, or HK$       million, will be used for working capital and general corporate purposes.

The foregoing represents our intentions as of the date of this prospectus with respect of the use and allocation of the net proceeds of the Global Offering to us based upon our present plans and business conditions, but our management will have significant flexibility and discretion in using the net proceeds of the offering. The occurrence of unforeseen events or changed business conditions may result in utilization of the proceeds of the Global Offering in a manner other than as described in this prospectus.
To the extent that the net proceeds we receive from the Global Offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest bearing, debt instruments or bank deposits. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

DIVIDEND POLICY
Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decide to pay or recommend dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
We have not previously declared or paid cash dividends, and we have no plan to declare or pay any dividends in the near future on our ordinary shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our mainland China subsidiaries to pay dividends to us. See “Regulations—Regulations Relating to Foreign Exchange.”
If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the underlying Class A ordinary shares represented by the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the underlying Class A ordinary shares represented by the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
The following table presents our capitalization as of March 31, 2025 presented on:
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an actual basis; and

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on an adjusted basis giving effect to our issuance and sale in the Global Offering of        Class A ordinary shares, resulting in estimated net proceeds of HK$       (US$      ), based on the offer price of HK$      , or US$      , per Class A ordinary share (equivalent to US$       per ADS), after deducting estimated underwriting discounts and commissions, fees and estimated offering expenses payable by us, and assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of March 31, 2025
	Actual		As Adjusted
	RMB	US$	RMB	US$
	(in thousands, except share and per share data)
Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 3,500,000,000 shares authorized, 798,772,293 shares issued and outstanding as of March 31, 2025; and shares outstanding on an as adjusted basis as of March 31, 2025)	57	8
Class B ordinary shares (US$0.00001 par value; 500,000,000 shares authorized, 54,814,423 shares issued and outstanding as of March 31, 2025; and shares outstanding on an as adjusted basis as of March 31, 2025)	4	1
Share premium	12,750,595	1,757,079
Reserves	2,999,947	413,403
Accumulated losses	(9,016,424)	(1,242,496)
Total shareholders’ equity	6,734,179	927,995
Total capitalization	6,734,179	927,995
If the underwriters exercise their option to purchase additional ADSs in full, each of our as adjusted total shareholders’ equity, total capitalization and as adjusted shares of Class A ordinary shares outstanding as of March 31, 2025 would be US$      , US$       and        Class A ordinary shares, respectively.
The numbers of ordinary shares to be outstanding after the Global Offering are based on 798,772,293 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of March 31, 2025, but exclude:
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            Class A ordinary shares issuable upon the settlement of restricted stock units granted under the 2018 Share Plan;

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            Class A ordinary shares issuable upon the exercise of outstanding share options with a weighted average exercise price of US$       per share granted under the 2018 Share Plan; and

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            additional Class A ordinary shares reserved for future issuance under the 2018 Share Plan.

[The Selling Shareholders identified herein will receive all net proceeds from the sale of the ADSs held by it. Therefore, we will not receive any net proceeds from such sale and our total capitalization will not be impacted by such net proceeds received by the Selling Shareholders.]

DILUTION
If you invest in our Class A ordinary shares in the Global Offering, your interest will be diluted to the extent of the difference between the public offering price per Class A ordinary share and our net tangible book value per Class A ordinary share after this Global Offering. The Class A ordinary shares being sold by the Selling Shareholder in the Global Offering were issued and outstanding prior to the Global Offering. As a result, such sales by the Selling Shareholder will not have a dilutive effect. Dilution results from the fact that the public offering price per Class A ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently issued ordinary shares. Net tangible book value represents the amount of our total consolidated assets, excluding consolidated intangible assets and goodwill, less the amount of our total consolidated liabilities. Net tangible book value per ADS represents net tangible book value attributable to ADSs divided by 853,586,716, the total number of our ordinary shares outstanding as of March 31, 2025, times three, the ADS-to-share conversation ratio. Our net tangible book value as of March 31, 2025 was negative RMB$       million (negative US$       million), or negative RMB        (negative US$      ) per ordinary share (representing 826,214,105 ordinary shares outstanding as of that date) and negative US$       per ADS. Dilution is determined by subtracting as adjusted net tangible book value per ordinary share, after giving effect to the issuance and sale by us of        Class A ordinary shares in this Global Offering at an assumed offer price of HK$      , or US$       per Class A ordinary share after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us and assuming the Overall Coordinators do not exercise their option to purchase additional Class A ordinary shares. As Class A ordinary shares and Class B ordinary shares are entitled to the same rights, except for voting and conversion rights, the dilution is presented based on all issued and outstanding ordinary shares, including Class A ordinary shares and Class B ordinary shares.
Without taking into account any other changes in net tangible book value after March 31, 2025, other than to give effect to the issuance and sale by us of        Class A ordinary shares in this Global Offering at an assumed offer price of HK$      , or US$      , per Class A ordinary shares, assuming no adjustment to the allocation of Class A ordinary shares between the Hong Kong public offering and the international offering and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the Overall Coordinators do not exercise their option to purchase additional Class A ordinary shares, our as adjusted net tangible book value as of March 31, 2025 would have been US$       million, or US$       per issued Class A ordinary share and US$       per ADS. This represents an immediate increase in net tangible book value of US$       per ordinary share and US$       per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$      per ordinary share and US$       per ADS to investors purchasing Class A ordinary shares in the Global Offering.
The following table illustrates this dilution to new investors purchasing Class A ordinary shares in the Global Offering.
	Per Ordinary Share	Per ADS
Public offering price	US$	US$
Actual net tangible book value as of March 31, 2025	US$	US$
As adjusted net tangible book value after giving effect to the Global Offering	US$	US$
Dilution in net tangible book value to new investors in the Global Offering	US$	US$
The dilution information discussed above is illustrative only and may change based on the actual public offering price. A US$1.00 increase (decrease) in the assumed public offering price of HK$      , or US$      , per ordinary share, would increase (decrease) our adjusted net tangible book value after giving effect to the Global Offering by US$       million, the as adjusted net tangible book value per ordinary share and per ADS after giving effect to the Global Offering by US$       per ordinary share and US$       per ADS and the dilution in net tangible book value per ordinary share and per ADS to new investors in the Global Offering by US$       per ordinary share and US$       per ADS, assuming no change to the number of ordinary shares offered by us as set forth on the front cover page of this prospectus, assuming no adjustment to the allocation of ordinary shares between the Hong Kong public offering and the international offering and after deducting estimated underwriting discounts and commissions. If the Overall Coordinators were to exercise in full, for themselves or on behalf of the international underwriters, their option to purchase additional ordinary shares from us, the as adjusted net tangible book value would be US$       per ordinary

share and US$       per ADS, and the dilution in as adjusted net tangible book value to investors in the Global Offering would be US$ per ordinary share and US$       per ADS. This information is supplied for illustrative purposes only and assumes no exercise of the options or warrants outstanding as of March 31, 2025.
The foregoing calculations (other than the historical net tangible book value calculation) are based on 798,772,293 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of March 31, 2025, but exclude:
•
            Class A ordinary shares issuable upon the settlement of restricted stock units granted under the 2018 Share Plan;

•
            Class A ordinary shares issuable upon the exercise of outstanding share options with a weighted average exercise price of US$       per share granted under the 2018 Share Plan; and

•
additional Class A ordinary shares reserved for future issuance under the 2018 Share Plan.

The foregoing discussion and tables do not give effect to the exercise of any outstanding options, or the vesting of any restricted stock units. To the extent that options or outstanding as of March 31, 2025 may be exercised, or other shares are issued, investors purchasing shares in the Global Offering could experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

ENFORCEABILITY OF CIVIL LIABILITIES
We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•
political and economic stability;

•
an effective judicial system;

•
a favorable tax system;

•
the absence of exchange control or currency restrictions; and

•
the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:
•
the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•
Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
Most of our operations are conducted in China, and a majority of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors.
We have appointed       , located at       , as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.
We have been informed by Travers Thorp Alberga, our counsel as to Cayman Islands law, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Travers Thorp Alberga that although there is no statutory enforcement in the Cayman Islands of judgments obtained in a U.S. court (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands will, at common law, recognize and enforce a foreign monetary judgment of a foreign court of competent jurisdiction without any re-examination of the merits of the underlying dispute based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay a liquidated sum for which such judgment has been given, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final and conclusive, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.
However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
Commerce & Finance Law Offices, our PRC legal counsel, has advised us that there is uncertainty as to whether the courts of mainland China would:
•
recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•
entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this prospectus. In addition, according to the PRC Civil Procedures Law, courts in China will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to the PRC for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law and PRC Law on the Application of Laws to Foreign-related Civil Relations. The shareholder may participate in the action by itself or entrust any other person or PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies.
In addition, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or Class A ordinary shares, to establish a connection to mainland China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

CORPORATE HISTORY AND STRUCTURE
We commenced our business in February 2017. In March 2017, our Cayman Islands holding company, WeRide Inc., formerly known as JingChi Inc., was incorporated, and later became the sole shareholder of WeRide Corp. Our Cayman Islands holding company further established WeRide HongKong Limited, or WeRide HK, formerly known as JingChi Hong Kong Limited, as its wholly-owned subsidiary in Hong Kong in May 2017.
We commenced our operations in mainland China shortly after the establishment of our offshore structure. In December 2017, we selected Guangzhou as our global headquarters. In January 2018, WeRide HK established a wholly-owned subsidiary, Guangzhou Wenyuan Zhixing Technology Co., Ltd., or the WFOE, in mainland China. In March 2018, our founder established Guangzhou Jingqi Technology Co., Ltd., or Guangzhou Jingqi, in mainland China. In July 2018, we started to direct the activities of and consolidate the financial results of Guangzhou Jingqi by entering into a series of contractual arrangements by and among our WFOE, Guangzhou Jingqi and its nominee shareholders. In March 2023, we terminated such contractual arrangements and acquired Guangzhou Jingqi as a wholly-owned subsidiary of our company.
In August 2019, for the operation of our robotaxi business, Guangzhou Jingqi, WeRide HK and two investors jointly established Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd., in which Guangzhou Jingqi currently holds 69% equity interests. In order to conduct test driving in Nanjing, Guangzhou Jingqi further established Wenyuan Suxing (Jiangsu) Technology Co., Ltd., its wholly-owned subsidiary. In addition, Guangzhou Jingqi established wholly-owned subsidiaries, Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd. and Wenyuan Jingxing (Beijing) Technology Co., Ltd. for business operation and research and development center in Shenzhen and Beijing, respectively, and established a wholly-owned subsidiary in Shanghai, namely Shanghai Wenyuan Zhixing Technology Co., Ltd. From June 2022 to the date of this prospectus, the WFOE further established wholly-owned subsidiaries in various cities, including Guangzhou, Shenzhen, Wuhan, Nanjing, Beijing, Shanghai, Zhengzhou, Wuxi, Xi’an, Anqing, Chongqing, Tianjin and Qionghai.

The following diagram illustrates our corporate structure, including our principal subsidiaries, as of the date of this prospectus:
Equity interests (100% unless otherwise specified) Entity in which the investors hold their interest Intermediary holding entities Operating entities

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward- Looking Statements.”
OVERVIEW
WeRide is a global provider of L4 autonomous driving products and solutions, including commercial robotaxi services, around the world. We believe our technology is among the most advanced, reliable, and commercially proven globally, powering a wide range of use cases across mobility, logistics and sanitation. Our WeRide One unified approach is cost effective, adaptable and scalable. In addition to L4 autonomous driving products and solutions, we also provide L2 and L3 solutions.
We generated revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS research and development services, and intelligent data services. Our revenue was RMB527.5 million, RMB401.8 million, RMB361.1 million (US$49.8 million), RMB71.2 million and RMB72.4 million (US$10.0 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, respectively. Our loss for the year was RMB1,298.5 million and RMB1,949.1 million and RMB2,516.8 million (US$346.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively. Our loss for the period was RMB468.1 million and RMB385.1 million (US$53.1 million) for the three months ended March 31, 2024 and 2025, respectively.
BASIS OF PREPARATION
Our historical financial information has been prepared in accordance with all applicable IFRS Accounting Standards issued by the International Accounting Standards Board, or IASB. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the historical financial information, are disclosed in Note 3 to our consolidated financial statements included elsewhere in this prospectus.
The preparation of the historical financial information in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
KEY FACTORS AFFECTING OUR RESULTS OF OPERATIONS
Our business, results of operations and financial condition have been, and are expected to continue to be, affected by a number of factors, some of which are outside of our control. These factors include, but are not limited to, the following:
Continued Commercialization of Our Autonomous Driving Products and Services
Our business model centers on the commitment to address real world problems. We focus on driving the adoption of our autonomous driving technology, products and services and we have delivered consistent growth underpinned by the leadership of our commercialization and maturity of our products. We are offering a wide range of services and products. In 2022, 2023 and 2024, we offered services and products to 21, 36 and 91 business customers, respectively. In the three months ended March 31, 2024 and 2025, we offered services and products to 27 and 46 business customers, respectively. We expect to scale up our operations, increase the range of our product and service offerings and expand our revenue sources in the future.
Our success will depend upon the progression of technological and commercialization milestones. See “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Autonomous driving technology is an emerging technology, and we face significant challenges to develop and commercialize our technology. Our technology may not perform as well as we expect or may take us longer to commercialize than is currently projected,” and “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
Continued Investment In Technology
Technology is at the core of our business. We believe our L4 autonomous driving technology is among the most advanced and validated in the world.
Our research and development team are critical to the success of our business. We have focused on attracting and retaining best-in-class talent to solve the greatest difficulties challenging the autonomous driving industry. We will continue to invest heavily in employee recruitment and retention to grow our strength in key technologies.
The autonomous driving industry is a promising market and technology is a key competing factor. Our financial performance will be significantly dependent on our ability to maintain our technological leadership. As such, we expect to incur substantial and potentially increasing research and development expenses and to dedicate substantial resources to improving and refining our technology capabilities. We have not capitalized our expenditure on our research and development activities incurred for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, primarily because that we believe we are still facing uncertainties related to development and commercialization of our products and services, evolving regulatory frameworks and public reception of our innovative technology. As such, we still cannot demonstrate these activities would generate probable future economic benefits and our expenditure on these development activities incurred has not met the capitalization criteria yet. We expect these development activities would start to generate meaningful future economic benefit between 2026 and 2028.
Economies of Scale and Improvement of Cost and Operational Efficiencies
Operating at a large scale gives us significant advantages in terms of efficiencies and our financial performance will depend on our ability to achieve such efficiencies.
Our investment in our unified operations platform has helped us achieve a high level of commonality in software and hardware across our different products. We have the opportunity to benefit from lower per unit production cost if we operate at scale. Our future performance will depend on our ability to scale up our operation and increase the volume of our autonomous driving vehicles.
This operations platform also allows us to apply autonomous driving technology to new use cases quickly and with greater research and development efficiency. We also expect to maintain a competitive edge in operational efficiency as we continue to upgrade the unified operations platform. The operating experience and resources we acquire by launching one use case in a given geography allows us to expand the scope of our autonomous driving products and services in the same area with greater operational efficiency, and in turn the overall scale of our operations.
We expect to achieve economies of scale and improve our margin as we ramp up the deployment and operation of our autonomous driving vehicles and introduce more use cases. Emergence of competition may negatively impact pricing, margins and market share, but we believe our commercialization and technological leadership will allow us to maintain favorable margins and unit economics. Our future performance will depend on our ability to deliver on these margins and economies of scale.
We remain committed to lowering our operating and production costs across our product lines, although we expect the absolute amount of our costs and expenses to increase in the near future as we continue to expand our operations and invest in our technologies, products and services. We believe such investment has and will continue to strengthen our technological leadership and translate into higher efficiencies in the long run.
Market Acceptance and Adoption of Autonomous Driving Products and Services
The market for autonomous driving products and services, particularly L4 autonomous driving products and services, is nascent and fast evolving.
Our business model is primarily supported by a large and expanding addressable market that we believe is increasingly benefiting from the introduction of autonomous driving technologies. Our autonomous driving vehicles are expected to present compelling unit economics as compared with traditional vehicles, particularly because the adoption of self-driving technologies will reduce labor costs associated with human drivers and extend the operating hours of each vehicle. Our autonomous driving technology will also help alleviate any shortage of human drivers. As a result, we have been able to identify participants across different segments of the transportation industry who have expressed support for our product and service offerings as viable solutions to the challenges they face.
Although we have managed to generate demand and have received market acceptance for our products and services to a certain degree, the long-term success of our business model hinges on the broadscale adoption and support of L4 autonomous driving technology. In addition, the pace of regulatory development and the time needed to obtain governmental approvals in different countries and regions for autonomous driving products are critical to our performance, particularly for deploying and operating our L4 autonomous vehicles overseas. Delays in securing these critical approvals could dramatically disrupt our revenue generation timelines and recognition milestones for operational assistance services as we transition from the testing phase to full-scale commercialization, potentially affecting our market launch and growth trajectory.
Recognition of Share-based Compensation Expenses
We have granted options and other types of awards under our 2018 Share Plan. As of February 6, 2025, 93,624,183 restricted share units and options to purchase a total of 120,799,818 shares had been granted and remain outstanding. For the years ended December 31, 2022, 2023 and 2024, we recorded RMB325.4 million, RMB931.8 million and RMB1,187.9 million (US$163.7 million) of share-based compensation expense in the consolidated statements of profit or loss. For the three months ended March 31, 2024 and 2025, we recorded RMB183.6 million and RMB99.7 million (US$13.7 million) of share-based compensation expense in the consolidated statements of profit or loss. We may record substantial share-based compensation expense in the future. See “Risk Factors—Risks Related to Our General Operations—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”
CRITICAL ACCOUNTING ESTIMATES
We have identified various accounting policies that are material to the preparation of our financial information, and the understanding of our financial condition and results of operations. See Note 2 to our consolidated financial statements included elsewhere in this prospectus for details regarding our material accounting policies.
The preparation of our historical financial information in conformity with IFRS requires the use of certain critical accounting estimates. It also requires our management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the historical financial information are disclosed in Note 3 to our consolidated financial statements included elsewhere in this prospectus.
The critical accounting estimates that we believe to have the most significant impact on our historical financial information are described below.
Fair Value of Warrant Liabilities
We measure the warrant liabilities at fair value, see Note 2(s) to our consolidated financial statements included elsewhere in this prospectus. Since there are no quoted prices in an active market, we establish the fair value of warrant liabilities with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of our shares and the estimated probability of the occurrence of triggering events, require our management’s estimates. We review management’s estimates and assumptions periodically and adjust them if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.
Share-based Compensation
We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. We have to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. We also have to estimate the vesting periods of the share awards which are variable and subject to an estimate of when an IPO of our company will occur before we completed our U.S. IPO in October 2024. See Note 30 to our consolidated financial statements included elsewhere in this prospectus for the assumptions and models used for estimating the fair value of share-based compensation.
Fair Value of Our shares
Prior to completion of our U.S. IPO, we were a private company with no quoted market prices for our shares. We therefore made estimates of the fair value of our shares on various dates for the following purposes:
•
determining the fair value of our share-based compensation to our employees at each grant date; and

•
determining the fair value of our financial liabilities for the warrants at the issuance date and each period end.

The following table sets forth the fair value of our shares.
Date of Valuation	Fair Value Per Share	Discount Rate	DLOM	Exercise Price of Share Options Per Share
				(US$)
June 30, 2022	2.88	20%	15%	0.55–1.24
December 31, 2022	3.42	20%	13%	0.46–1.24
June 30, 2023	3.44	20%	11%	N/A
December 31, 2023	3.46	20%	7%	0.55–1.24
June 30, 2024	3.47	20%	4%	1.22
July 26, 2024	4.82	20%	4%	0.00–1.22
August 1, 2024	4.82	20%	4%	1.22–1.24
We utilized discounted cash flow, or DCF, valuation model to determine the fair value of our shares.
With the assistance of an independent valuation firm, we applied an income approach, specifically a DCF analysis based on our projected cash flows using management’s best estimates as of the valuation date to determine the fair value of our shares. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts, the major assumptions used in earnings forecasts include revenue growth rate and the profit margin. However, these fair values are inherently uncertain and highly subjective. The other assumptions used in calculating the fair value of our shares using income approach include:
•
Discount Rates.   The discount rates listed in the table were based on the weighted average cost of capital, which was determined based on a number of factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

•
Discount for Lack of Marketability, or DLOM.   DLOM was quantified by the Black-Scholes option pricing model and Finnerty option model. Under this option-pricing method, the cost of the put option, which could be used to hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. The key assumptions of such model include risk-free rate, timing of a liquidity event (such as an initial public offering), and estimated volatility of our shares. The further the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares.
The determination of the fair value of our shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the date of valuation.
The option-pricing method was used to allocate the enterprise’s value to ordinary shares and convertible redeemable preferred shares. This method treats ordinary shares and convertible redeemable preferred shares as call options on the enterprise’s value, with exercise prices based on their respective payoffs upon a liquidity event, such as a sale of our company, an initial public offering, or a redemption event, and estimates of risk free rate and the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management.
The fair value of our shares increased from US$2.88 per share as of June 30, 2022 to US$3.42 per share as of December 31, 2022. This increase was primarily attributable to (i) our successful completion of Series D+ preferred shares financing, which provided us with the fund needed for our continual expansion, and (ii) decrease of DLOM from 15% to 13% as a result of major milestones described above and the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our shares increased from US$3.42 per share as of December 31, 2022 to US$3.44 per share as of June 30, 2023. This increase was primarily attributable to decrease of DLOM from 13% to 11% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our shares remained largely stable from US$3.44 per share as of June 30, 2023 to US$3.46 per share as of December 31, 2023. This slight increase was primarily attributable to a decrease of DLOM from 11% to 7% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our shares remained stable from US$3.46 per share as of December 31, 2023 to US$3.47 per share as of June 30, 2024. This slight increase was primarily attributable to a decrease of DLOM from 7% to 4% as a result of the continual growth of our business which reduced the risks associated with our cash flow and earnings forecast.
The fair value of our shares increased from US$3.47 per share as of June 30, 2024 to US$4.82 per share as of July 26, 2024 which is 7% discount on the lower end of our U.S. IPO price range. This increase is primarily due to the heightened probability of an initial public offering as a result of our initial public offering plan.
CONSOLIDATED RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations for the years/periods presented, both in absolute amount and as a percentage of our revenue for the years/periods presented. This information should be read together with our historical financial information and related notes included elsewhere in this prospectus. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Product revenue	337,717	64.0	54,190	13.5	87,710	12,087	24.3	6,478	9.1	9,500	1,309	13.1
Service revenue	189,826	36.0	347,654	86.5	273,424	37,679	75.7	64,697	90.9	62,937	8,673	86.9
Total revenue	527,543	100.0	401,844	100.0	361,134	49,766	100.0	71,175	100.0	72,437	9,982	100.0
Cost of revenue(1)
Cost of goods sold	(192,523)	(36.5)	(34,138)	(8.5)	(71,716)	(9,883)	(19.9)	(6,168)	(8.7)	(4,762)	(656)	(6.6)
Cost of services	(102,475)	(19.4)	(184,230)	(45.8)	(178,703)	(24,626)	(49.5)	(35,641)	(50.1)	(42,320)	(5,832)	(58.4)
Total cost of revenue	(294,998)	(55.9)	(218,368)	(54.3)	(250,419)	(34,509)	(69.3)	(41,809)	(58.7)	(47,082)	(6,488)	(65.0)
Gross profit	232,545	44.1	183,476	45.7	110,715	15,257	30.7	29,366	41.3	25,355	3,494	35.0
Other net income	19,296	3.7	15,750	3.9	16,491	2,273	4.6	5,966	8.4	2,684	370	3.7
Research and development expenses(1)	(758,565)	(143.8)	(1,058,395)	(263.4)	(1,091,357)	(150,393)	(302.2)	(277,631)	(390.1)	(325,717)	(44,885)	(449.7)
Administrative expenses(1)	(237,236)	(45.0)	(625,369)	(155.6)	(1,138,802)	(156,931)	(315.3)	(117,783)	(165.5)	(123,881)	(17,071)	(171.0)
Selling expenses(1)	(23,574)	(4.5)	(41,447)	(10.3)	(53,566)	(7,382)	(14.8)	(10,521)	(14.8)	(13,931)	(1,920)	(19.2)
Impairment loss on receivables and contract assets	(11,696)	(2.2)	(40,217)	(10.0)	(28,664)	(3,950)	(7.9)	(5,667)	(8.0)	(723)	(100)	(1.0)
Operating loss	(779,230)	(147.7)	(1,566,202)	(389.7)	(2,185,183)	(301,126)	(605.1)	(376,270)	(528.7)	(436,213)	(60,112)	(602.2)
Net foreign exchange gain	20,209	3.8	7,052	1.8	27,880	3,842	7.7	3,722	5.2	4,072	561	5.6
Interest income	36,111	6.8	132,042	32.9	176,902	24,378	49.0	48,947	68.8	39,746	5,477	54.9
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	7,731	1.5	42,960	10.7	(61,834)	(8,521)	(17.1)	3,409	4.8	9,183	1,265	12.7
Other finance costs	(4,202)	(0.8)	(3,490)	(0.9)	(3,451)	(476)	(1.0)	(708)	(1.0)	(1,419)	(196)	(2.0)
Inducement charges of warrants	(125,213)	(23.7)	—	—	—	—	—	—	—	—	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	4.8	(4,549)	(1.1)	—	—	—	—	—	—	—	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(90.8)	(554,048)	(137.9)	(465,254)	(64,114)	(128.8)	(146,384)	(205.7)	—	—	—
Loss before taxation	(1,298,496)	(246.1)	(1,946,235)	(484.2)	(2,510,940)	(346,017)	(695.3)	(467,284)	(656.5)	(384,631)	(53,005)	(531.0)
Income tax	—	—	(2,866)	(0.7)	(5,868)	(809)	(1.6)	(798)	(1.1)	(441)	(61)	0.6
Loss for the year/period	(1,298,496)	(246.1)	(1,949,101)	(484.9)	(2,516,808)	(346,826)	(696.9)	(468,082)	(657.6)	(385,072)	(53,066)	(531.6)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Cost of revenue	—	(10,284)	(7,161)	(987)	(1,430)	—	—
Research and development expenses	(231,000)	(440,138)	(234,350)	(32,294)	(97,075)	(47,723)	(6,576)
Administrative expenses	(89,978)	(465,678)	(937,660)	(129,213)	(81,854)	(49,993)	(6,889)
Selling expenses	(4,451)	(15,684)	(8,696)	(1,198)	(3,267)	(1,948)	(268)
Total	(325,429)	(931,784)	(1,187,867)	(163,692)	(183,626)	(99,664)	(13,733)

DESCRIPTION OF KEY COMPONENTS OF RESULTS OF OPERATIONS
Revenue
We generate revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services, including ADAS research and development services, and intelligent data services. We also generated an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020 and from the provision of autonomous freight-as-a-service to our customers through our robovans starting in 2023, each of which was included in service revenue from autonomous driving related operational and technical support services. In each of 2022, 2023 and 2024, we generated less than 1.0% of our total revenue from WeRide Go.
The following table sets forth the breakdown of our revenue by nature in absolute amount and as a percentage of our total revenue for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue:
Product revenue(1)	337,717	64.0	54,190	13.5	87,710	12,087	24.3	6,478	9.1	9,500	1,309	13.1
Service revenue(2)	189,826	36.0	347,654	86.5	273,424	37,679	75.7	64,697	90.9	62,937	8,673	86.9
Total Revenue	527,543	100.0	401,844	100.0	361,134	49,766	100.0	71,175	100.0	72,437	9,982	100.0

Notes:
(1)
Represents the sales of our autonomous driving vehicles, mainly including our robobuses, robotaxis and robosweepers and related sensor suites.

(2)
Represents the provision of services, including autonomous driving related operational and technical support services, ADAS research and development services and intelligent data services.

For the years ended December 31, 2022, 2023 and 2024, our revenue was RMB527.5 million, RMB401.8 million and RMB361.1 million (US$49.8 million), respectively. For the three months ended March 31, 2024 and 2025, our revenue was RMB71.2 million and RMB72.4 million (US$10.0 million), respectively.
For the years ended December 31, 2022, 2023 and 2024, our product revenue was RMB337.7 million, RMB54.2 million and RMB87.7 million (US$12.1 million), respectively, representing 64.0%, 13.5% and 24.3% of our total revenue for the corresponding year. For the three months ended March 31, 2024 and 2025, our product revenue was RMB6.5 million and RMB9.5 million (US$1.3 million), respectively, representing 9.1% and 13.1% of our total revenue for the corresponding period.
For the years ended December 31, 2022, 2023 and 2024, our service revenue was RMB189.8 million, RMB347.7 million and RMB273.4 million (US$37.7 million), respectively, representing 36.0%, 86.5% and 75.7% of our total revenue for the corresponding year. For the three months ended March 31, 2024 and 2025, our service revenue was RMB64.7 million and RMB62.9 million (US$8.7 million), respectively, representing 90.9% and 86.9% of our total revenue for the corresponding period.
The following table sets forth the breakdown of our revenue by categories of products and solutions, in absolute amounts and as a percentage of our total revenue for the years/periods presented:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Sales of robotaxis and related services(1)	43,303	8.2	29,379	7.3	47,832	6,591	13.2	8,473	11.9	16,138	2,224	22.3
Sales of other L4 vehicles and related services(2)	327,041	62.0	110,096	27.4	148,401	20,450	41.1	25,491	35.8	22,836	3,147	31.5
Robobus	320,240	60.7	94,914	23.6	79,688	10,981	22.1	18,446	25.9	8,895	1,226	12.3
Robosweeper	6,801	1.3	7,642	1.9	55,320	7,623	15.3	5,051	7.1	12,537	1,728	17.3
Robovan(3)	—	—	7,540	1.9	13,393	1,846	3.7	1,994	2.8	1,404	193	1.9
Other technology services(4)	157,199	29.8	262,369	65.3	164,901	22,725	45.7	37,211	52.3	33,463	4,611	46.2
Total revenue	527,543	100.0	401,844	100.0	361,134	49,766	100.0	71,175	100.0	72,437	9,982	100.0

Notes:
(1)
Represents revenue generated from (i) sales of robotaxis, (ii) recurring fees based on ongoing operational and technical support services relating to our robotaxis, and (iii) ride-hailing services. All such revenue is generated from L4 technology.

(2)
Represents revenue generated from (i) sales of L4 vehicles, and (ii) recurring fees based on ongoing operational and technical support services relating to L4 vehicles. All such revenue is generated from our L4 technology.

(3)
We collaborated with ZTO to test logistics services using our own fleet of robovans and generated revenue from such testing in 2023 and 2024. For our strategic partnership with ZTO, see “Business—Our Products and Solutions—Robovan—Business Model.” In addition, we sold robovans to a client other than ZTO in 2024.

(4)
Represents revenue generated from technology services derived from our autonomous driving technology stack, including L4 research and development services and other services that do not fall into L4.

Revenue from L4 technology was RMB377.0 million, RMB175.2 million, RMB217.1 million, RMB35.3 million and RMB42.0 million for the years ended December 31, 2022, 2023, 2024 and the three months ended March 31, 2024 and 2025, respectively, representing 71.5%, 43.6%, 60.1%, 49.7% and 58.0% of our total revenue for the corresponding year/period.
Revenue from sales of robotaxis and related services decreased from RMB43.3 million in 2022 to RMB29.4 million in 2023 primarily due to decrease in the sales of robotaxi from 11 units in 2022 to 3 units in 2023, mainly as a result of a challenging macroeconomic environment. Revenue from robotaxis and related services increased from RMB29.4 million in 2023 to RMB47.8 million in 2024, primarily due to an increase in the sales of robotaxi.
Revenue from robotaxis and related services increased from RMB8.5 million in the three months ended March 31, 2024 to RMB16.1 million (US$2.2 million) in the three months ended March 31, 2025, primarily due to an increase in the sales of robotaxi.
We are in the early stage of commercialization. As we continue to make headways in the commercialization of our autonomous technologies, the composition of our revenue and the relative weight of our revenue items may change. For instance, our robotaxis have entered commercial production in 2024 and we aim to achieve readiness for large-scale commercialization in 2025, and we expect that our revenue from the robotaxi business will increase accordingly after the achievement of these commercialization milestones.
The following table sets forth the number of vehicles sold by vehicle type. The decreases in sales of robotaxis, robobuses, and robosweepers in 2023 were mainly due to a challenging macroeconomic environment. Based on our communication with our potential business partners, we had an understanding that they prioritized their budgets in 2023 for investment in other fields. Many of our existing clients resumed their investment in autonomous driving, resulting in increases in sales of robobuses and robosweepers in 2024. See “Business—Business Sustainability” for more details.

	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2025
Sales of robotaxis	11	3	18	8
Sales of robobuses	90	19	14	—
Sales of robosweepers	2	—	49	3
Sales of robovans	—	—	10	—
Cost of Revenue
Our cost of revenue primarily consist of cost of goods sold and cost of services. Our cost of goods sold represents the cost of inventories associated with the sales of our autonomous driving vehicles. Our cost of services mainly comprises payroll and employee benefits for the provision of L4 autonomous driving and ADAS services.
The following tables set forth the breakdown of our cost of revenue by nature in absolute amount and as a percentage of our total cost of revenue for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Cost of goods sold	(192,523)	65.3	(34,138)	15.6	(71,716)	(9,883)	28.6	(6,168)	14.8	(4,762)	(656)	10.1
Cost of services	(102,475)	34.7	(184,230)	84.4	(178,703)	(24,626)	71.4	(35,641)	85.2	(42,320)	5,832	89.9
Total	(294,998)	100.0	(218,368)	100.0	(250,419)	(34,509)	100.0	(41,809)	100.0	(47,082)	(6,488)	100.0
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue:
Payroll and employee benefits	(68,529)	23.2	(80,687)	37.0	(86,923)	(11,978)	34.7	(10,570)	25.3	(26,975)	(3,717)	57.3
Share-based compensation	—	—	(10,284)	4.7	(7,161)	(987)	2.9	(1,430)	3.4	—	—	—
Cost of goods sold	(192,523)	65.3	(34,138)	15.6	(71,716)	(9,883)	28.6	(6,168)	14.8	(4,762)	(656)	10.1
Depreciation and amortization	(2,794)	0.9	(3,434)	1.6	(4,381)	(604)	1.7	(725)	1.7	(1,622)	(224)	3.5
Service fee from a related party	(13,175)	4.5	(50,743)	23.2	(21,133)	(2,912)	8.4	(10,399)	24.9	(68)	(9)	0.1
Outsourcing service fee	(6,912)	2.3	(10,596)	4.9	(25,899)	(3,569)	10.3	(7,395)	17.7	(8,342)	(1,150)	17.7
Utilities and property management fee	—	—	(54)	0.0	(3,254)	(448)	1.3	(186)	0.4	(267)	(37)	0.6
Vehicle related costs(1)	(4,767)	1.6	(11,991)	5.5	(9,411)	(1,297)	3.8	(3,145)	7.5	(1,840)	(254)	3.9
Platform service fees(2)	—	—	(6,550)	3.0	(14,444)	(1,990)	5.8	(1,072)	2.6	(796)	(110)	1.7
Travel expenses	(2,585)	0.9	(2,145)	1.0	(2,131)	(294)	0.9	(226)	0.5	(375)	(52)	0.8
Others	(3,713)	1.3	(7,746)	3.5	(3,966)	(547)	1.6	(493)	1.2	(2,035)	(280)	4.3
Total	(294,998)	100.0	(218,368)	100.0	(250,419)	(34,509)	100.0	(41,809)	100.0	(47,082)	(6,489)	100.0

Notes:

(1)
Vehicle related costs include warranty for vehicle, vehicle insurance, electricity charges and other direct expenses incurred from vehicle operations.

(2)
Platform service fees include logistics platform fee and cloud platform service fee.

For the years ended December 31, 2022, 2023 and 2024, our cost of revenue was RMB295.0 million, RMB218.4 million and RMB250.4 million (US$34.5 million), respectively. For the three months ended March 31, 2024 and 2025, our cost of revenue was RMB41.8 million and RMB47.1 million (US$6.5 million), respectively.
For the years ended December 31, 2022, 2023 and 2024, our cost of goods sold was RMB192.5 million, RMB34.1 million and RMB71.7 million (US$9.9 million), respectively, representing 65.3%, 15.6% and 28.6% of the total cost of revenue for the corresponding year. For the three months ended March 31, 2024 and 2025, our cost of goods sold was RMB6.2 million and RMB4.8 million (US$0.7 million), respectively, representing 14.8% and 10.1% of the total cost of goods sold for the corresponding period. The decrease from 2022 to 2023 was primarily as a result of the decrease in the sales of our robobuses. The increase in cost of goods sold from 2023 to 2024 was in line with revenue growth for the year ended December 31, 2024. The decrease in cost of goods sold from the three months ended March 31, 2024 to the same period in 2025 was primarily because we recorded (i) a loss on disposal of certain materials and (ii) a write-down of carrying amount of robosweepers with long storage age according to expected decrease in selling price in the three months ended March 31, 2024.
For the years ended December 31, 2022, 2023 and 2024, our cost of services was RMB102.5 million, RMB184.2 million and RMB178.7 million (US$24.6 million), respectively, representing 34.7%, 84.4% and 71.4% of total cost of revenue for the corresponding year. For the three months ended March 31, 2024 and 2025, our cost of services was RMB35.6 million and RMB42.3 million (US$5.8 million), representing 85.2% and 89.9% of total cost of revenue for the corresponding period. The increase from 2022 to 2023 was primarily due to the increased personal-related expenses associated with the customized research and development services we provided to Bosch. The decrease from 2023 to 2024 was primarily due to a decrease in service fee for ADAS research and development services from RMB139.6 million in 2023 to RMB71.2 million (US$9.8 million) in 2024 as services for Bosch was completed during the third quarter of 2024, paralleling the decrease in our service revenue, partially offset by (i) an increase of RMB44.5 million personnel-related expenses in intelligent data service commenced in 2024, and (ii) an increase of RMB18.4 million in operational and technical supporting services. The increase from the three months ended March 31, 2024 to the same period in 2025 was primarily due to an increase of RMB25.9 million in costs for intelligent data services and an increase of RMB4.0 million in costs of operational and technical support services, partially offset by a decrease of RMB23.2 million in costs of ADAS research and development services which was completed in the third quarter of 2024.
We expect our cost of revenue to increase in absolute amounts in the foreseeable future as we continue to commercialize our technologies and given the projected growth in the sales of our products and services. As is with the case of our revenue composition, our cost structure may also change as our product and service portfolio continues to expand and evolve.
Gross Profit and Gross Margin
Due to the success of our product and service offerings, we are in a favorable market position to secure a healthy profit margin. For the years ended December 31, 2022, 2023 and 2024, our gross profit was RMB232.5 million, RMB183.5 million and RMB110.7 million (US$15.3 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 44.1%, 45.7% and 30.7%, respectively. For the three months ended March 31, 2024 and 2025, our gross profit was RMB29.4 million and RMB25.4 million (US$3.5 million), respectively, and our gross margin was 41.3% and 35.0%, respectively. The decrease from 2023 to 2024 was primarily because of (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses, (ii) the sales strategy we adopted in 2024 involving certain pricing adjustments we made based on factors such as inventory positions and order volumes, (iii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch, and (iv) relatively low profit margin from our enlarged intelligent data services which commenced in 2024. The decrease from the three months ended March 31, 2024 to the three months ended March 31, 2025 was primarily due to the decrease in service gross margin as (i) the customized R&D services for Bosch with higher margin had been completed in late 2024, and (ii) revenue from intelligent data service with relatively low margin increased in first quarter of 2025. The foregoing decrease in service gross margin was partially offset by an increase in margin from product sales as we recorded write-down of carrying amounts of certain long-aging robosweepers for the three months ended March 31, 2024, while there was no such write-down recognized for the same period in 2025.
The following table sets forth our gross profit and gross margin for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	Gross Profit	Gross margin	Gross Profit	Gross margin	Gross Profit	Gross Profit	Gross margin	Gross Profit	Gross margin	Gross Profit	Gross Profit	Gross margin
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Products	145,194	43.0	20,052	37.0	15,994	2,204	18.2	310	4.8	4,738	653	49.9
Services	87,351	46.0	163,424	47.0	94,721	13,053	34.6	29,056	44.9	20,617	2,841	32.8
Total	232,545	44.1	183,476	45.7	110,715	15,257	30.7	29,366	41.3	25,355	3,494	35.0
For the years ended December 31, 2022, 2023 and 2024, our gross profit for products was RMB145.2 million, RMB20.1 million and RMB16.0 million (US$2.2 million), respectively, representing a gross margin of 43.0%, 37.0% and 18.2% for the corresponding year. The decrease from 2022 to 2023 was primarily as a result of the decrease in the sales of our robobuses. The decrease in gross margin from 2023 to 2024 was primarily due to the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices. For the three months ended March 31, 2024 and 2025, our gross profit for products was RMB0.3 million and RMB4.7 million (US$0.7 million), respectively, representing a gross margin of 4.8% and 49.9% for the corresponding period. The increase in margin from product sales from the three months ended March 31, 2024 to the three months ended March 31, 2025 was because we recorded write-down of carrying amounts of certain long-aging robosweepers in the first quarter of 2024, while there was no such writedown recognized in the first quarter of 2025.
For the years ended December 31, 2022, 2023 and 2024, our gross profit for services was RMB87.4 million, RMB163.4 million and RMB94.7 million (US$13.1 million), respectively, representing a gross margin of 46.0%, 47.0% and 34.6% for the corresponding year. The increase from 2022 to 2023 was primarily due to an increase in ADAS research and development service revenue as well as an increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. The decrease from 2023 to 2024 was primarily due to the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024. For the three months ended March 31, 2024 and 2025, our gross profit for services was RMB29.1 million and RMB20.6 million (US$2.8 million), respectively, representing a gross margin of 44.9% and 32.8% for the the corresponding period. The decrease from the three months ended March 31, 2024 to the three months ended March 31, 2024 was primarily due to (i) the customized R&D services for Bosch with higher margin had been completed in late 2024, and (ii) revenue from intelligent data service with relatively low margin increased in first quarter of 2025.
Operating Expenses
Our operating expenses primarily consist of research and development expenses, administrative expenses and selling expenses. The following table sets forth our operating expenses and as a percentage of our revenue for the years/periods presented:

	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating Expenses:
Research and development expenses	(758,565)	143.8	(1,058,395)	263.4	(1,091,357)	(150,393)	302.2	(277,631)	390.1	(325,717)	(44,885)	449.7
Administrative expenses	(237,236)	45.0	(625,369)	155.6	(1,138,802)	(156,931)	315.3	(117,783)	165.5	(123,881)	(17,071)	171.0
Selling expenses	(23,574)	4.5	(41,447)	10.3	(53,566)	(7,382)	14.8	(10,521)	14.8	(13,931)	(1,920)	19.2
Total	(1,019,375)	193.3	(1,725,211)	429.3	(2,283,725)	(314,706)	632.3	(405,935)	570.4	(463,529)	(63,876)	639.9
Research and Development Expenses
Our research and development expenses primarily consist of (i) payroll and employee benefits, (ii) share-based compensation, (iii) depreciation and amortization, (iv) professional services fee, (v) service fee from a related party, (vi) outsourcing service fee, (vii) utilities and property management fee and (viii) others. For the years ended December 31, 2022, 2023 and 2024, our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$150.4 million), respectively. For the three months ended March 31, 2024 and 2025, our research and development expenses were RMB277.6 million and RMB325.7 million (US$44.9 million), respectively. During 2022, 2023, 2024 and the three months ended March 31, 2025, we did not capitalize R&D expenses nor allocate them by products or services. The following table sets forth a breakdown of our research and development expenses by nature in absolute amount and as a percentage of our total research and development expenses for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Payroll and employee benefits	(335,939)	44.3	(390,471)	36.9	(551,581)	(76,010)	50.5	(117,906)	42.5	(178,766)	(24,635)	54.9
Share-based compensation	(231,000)	30.5	(440,138)	41.6	(234,350)	(32,294)	21.5	(97,075)	35.0	(47,723)	(6,576)	14.7
Depreciation and amortization	(66,025)	8.7	(67,839)	6.4	(76,709)	(10,571)	7.0	(18,447)	6.6	(26,228)	(3,614)	8.1
Professional services fee	(22,805)	3.0	(13,441)	1.3	(57,578)	(7,934)	5.3	(4,622)	1.7	(14,898)	(2,053)	4.6
Service fee from a related party	(20,756)	2.7	(60,789)	5.7	(68,922)	(9,498)	6.3	(19,970)	7.2	(14,760)	(2,034)	4.5
Outsourcing service fee	(19,109)	2.5	(29,415)	2.8	(36,929)	(5,089)	3.4	(9,214)	3.3	(18,452)	(2,543)	5.7
Utilities and property management fee	(15,023)	2.0	(16,127)	1.5	(17,431)	(2,402)	1.6	(3,491)	1.3	(5,338)	(736)	1.6
Others	(47,908)	6.3	(40,175)	3.8	(47,857)	(6,595)	4.4	(6,906)	2.4	(19,552)	(2,694)	5.9
Total	(758,565)	100.0	(1,058,395)	100.0	(1,091,357)	(150,393)	100.0	(277,631)	100.0	(325,717)	(44,885)	100.0
We expect our research and development expenses to increase as we continue to focus on the testing and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities.
Administrative Expenses
Our administrative expenses primarily consist of payroll and employee benefits, professional service fees and other general corporate expenses. For the years ended December 31, 2022, 2023 and 2024, our administrative expenses were RMB237.2 million, RMB625.4 million and RMB1,138.8 million (US$156.9 million), respectively. For the three months ended March 31, 2024 and 2025, our administrative expenses were RMB117.8 million and RMB123.9 million (US$17.1 million), respectively. The following table sets forth a breakdown of our administrative expenses by nature in absolute amount and as a percentage of our total administrative expenses for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Payroll and employee benefits	(62,427)	26.3	(76,678)	12.3	(100,502)	(13,850)	8.8	(20,191)	17.1	(27,210)	(3,750)	22.0
Share-based compensation	(89,978)	37.9	(465,678)	74.5	(937,660)	(129,213)	82.4	(81,854)	69.5	(49,993)	(6,889)	40.4
Depreciation and amortization	(17,036)	7.2	(16,906)	2.7	(18,479)	(2,546)	1.6	(5,564)	4.7	(6,424)	(885)	5.2
Professional services fee	(33,647)	14.2	(32,989)	5.3	(49,013)	(6,754)	4.3	(5,156)	4.4	(31,383)	(4,325)	25.3
Outsourcing service fee	(1,813)	0.8	(2,413)	0.4	(1,527)	(210)	0.1	(294)	0.2	(222)	(31)	0.2
Utilities and property management fee	(22,739)	9.6	(14,605)	2.3	(13,740)	(1,893)	1.2	(2,115)	1.8	(4,440)	(612)	3.6
Others	(9,596)	4.0	(16,100)	2.5	(17,881)	(2,465)	1.6	(2,609)	2.3	(4,209)	(580)	3.3
Total	(237,236)	100.0	(625,369)	100.0	(1,138,802)	(156,931)	100.0	(117,783)	100.0	(123,881)	(17,072)	100.0
We expect that our administrative expenses will increase in absolute amounts in the foreseeable future, as we have become a public company, hire additional personnel and incur additional expenses related to the anticipated growth of our business and our operation. On the other hand, we expect a reduction of the weight of our administrative expenses as a percentage of our revenue over the long term due to our efforts to increase operational efficiency.
Selling Expenses
Our selling expenses primarily consist of personnel-related expenses associated with our sales and marketing personnel. For the years ended December 31, 2022, 2023 and 2024, our selling expenses were RMB23.6 million, RMB41.4 million and RMB53.6 million (US$7.4 million), respectively. For the three months ended March 31, 2024 and 2025, our selling expenses were RMB10.5 million and RMB13.9 million (US$1.9 million), respectively. The following table sets forth a breakdown of our selling expenses by nature in absolute amount and as a percentage of our total selling expenses for the years/periods presented:
	For the Year Ended December 31,							For the Three Months Ended March 31,
	2022		2023		2024			2024		2025
	RMB	%	RMB	%	RMB	US$	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Payroll and employee benefits	(10,032)	42.6	(17,839)	43.0	(26,850)	(3,700)	50.1	(5,332)	50.7	(6,842)	(943)	49.1
Share-based compensation	(4,451)	18.9	(15,684)	37.8	(8,696)	(1,198)	16.2	(3,267)	31.1	(1,948)	(268)	14.0
Depreciation and amortization	(697)	3.0	(1,431)	3.5	(1,562)	(215)	2.9	(323)	3.1	(446)	(61)	3.2
Professional services fee	(3,702)	15.7	(488)	1.2	(587)	(81)	1.1	(139)	1.3	(11)	(2)	0.1
Outsourcing service fee	—	—	(815)	2.0	(3,083)	(425)	5.8	(406)	3.9	(1,017)	(140)	7.3
Utilities and property management fee	(448)	1.9	(1,192)	2.9	(1,273)	(175)	2.4	(250)	2.4	(343)	(47)	2.5
Others	(4,244)	17.9	(3,998)	9.6	(11,515)	(1,587)	21.5	(804)	7.5	(3,324)	(459)	23.8
Total	(23,574)	100.0	(41,447)	100.0	(53,566)	(7,381)	100.0	(10,521)	100.0	(13,931)	(1,920)	100.0
We expect our selling expenses to increase in absolute amount in the foreseeable future, as we continue to expand our sales network, build brand awareness and inform market participants of the benefits of our autonomous driving products and services. We expect our selling expenses to decrease as a percentage of revenue over the long term as we continue to increase our operational efficiency.
Other Net Income
Our other net income primarily consist of (i) government grants, and (ii) net (loss)/gain on disposal of non-current assets. For the years ended December 31, 2022, 2023 and 2024, our other net income was RMB19.3 million, RMB15.8 million and RMB16.5 million (US$2.3 million), respectively. For the three months ended March 31, 2024 and 2025, our other net income was RMB6.0 million and RMB2.7 million (US$0.4 million), respectively.
Government grants mainly represent the subsidies granted by the local governments to support our research and development. There were no unfulfilled conditions or contingencies attached to these government grants recognized as other net income. The following table sets forth a breakdown of our other net income in absolute amount for the years/periods presented:
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Government grants	19,658	14,399	14,132	1,947	4,889	244	34
Net (loss)/gain on disposal of non-current assets	(950)	(1,087)	1,013	140	(5)	—	—
Others(1)	588	2,438	1,346	186	1,082	2,440	336
Total	19,296	15,750	16,491	2,273	5,966	2,684	370

Note:
(1)
Others mainly include (i) litigation and mediation settlements and (ii) insurance claims.

Net Foreign Exchange Gain
This represents gain arising from the sales and purchases which give rise to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate.
We recorded net foreign exchange gain of RMB20.2 million, RMB7.1 million and RMB27.9 million (US$3.8 million) for the years ended December 31, 2022, 2023 and 2024, respectively, and RMB3.7 million and RMB4.1 million (US$0.6 million) for the three months ended March 31, 2024 and 2025, respectively.
Interest Income
Interest income represents earnings generated from bank deposits. For the years ended December 31, 2022, 2023 and 2024, our interest income was RMB36.1 million, RMB132.0 million and RMB176.9 million (US$24.4 million), respectively, and RMB48.9 million and RMB39.7 million (US$5.5 million) for the three months ended March 31, 2024 and 2025, respectively.
Other Finance Costs
During the Track Record Period, our other finance costs consisted of (i) interest on lease liabilities, (ii) changes in the carrying amount of put option liabilities and (iii) interest on long-term bank loan.

The following table sets forth the breakdown of our other finance costs for the years/periods presented:
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Interest on lease liabilities	3,574	2,853	2,276	314	548	704	97
Changes in the carrying amount of put option liabilities	628	637	650	90	160	161	23
Interest on bank loans	—	—	525	72	—	554	76
Total	4,202	3,490	3,451	476	708	1,419	196
For the years ended December 31, 2022, 2023 and 2024, our other finance costs were RMB4.2 million, RMB3.5 million and RMB3.5 million (US$0.5 million), respectively. For the three months ended March 31, 2024 and 2025, our other finance costs were RMB0.7 million and RMB1.4 million (US$0.2 million), respectively.
Inducement Charges of Warrants
Our inducement charges of warrants represent the initial fair value of certain warrants issued to our investors at no additional consideration in 2022, which was RMB125.2 million for the year ended December 31, 2022. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period.
Fair value changes of financial liabilities measured at FVTPL
Our fair value changes of financial liabilities measured at fair value through profit or loss, or the FVTPL consist of warrants liabilities.
For the years ended December 31, 2022 and 2023, our fair value changes of financial liabilities measured at FVTPL were gain of RMB25.3 million and loss of RMB4.5 million, respectively. For the year ended December 31, 2024 and the three months ended March 31, 2024 and 2025, there were no fair value changes of financial liabilities measured at FVTPL because the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights represent the changes of the present value of the redemption amount that could be triggered by the contingent redemption events.
For the years ended December 31, 2022, 2023 and 2024, our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights were RMB479.2 million, RMB554.0 million and RMB465.3 million (US$64.1 million), respectively. Our changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB146.4 million for the three months ended March 31, 2024. There were no such changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights for the three months ended March 31, 2025 because the convertible preferred shares liabilities were converted to equity after our U.S. IPO was completed in October 2024 and therefore we had no such redemption liabilities as of December 31, 2024 and March 31, 2025.
Taxation
For the years ended December 31, 2023 and 2024, our income tax expense was RMB2.9 million and RMB5.9 million (US$0.8 million), respectively. We had no such income tax expense for the year ended

December 31, 2022. For the three months ended March 31, 2024 and 2025, our income tax expense was RMB0.8 million and RMB0.4 million (US$0.1 million), respectively.
Cayman Islands
We are incorporated in the Cayman Islands. The Cayman Islands currently has no form of income, corporate or capital gains tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands.
Hong Kong
Our subsidiary in Hong Kong is subject to an income tax rate of 16.5% on any part of assessable profits over HK$2,000,000 and 8.25% for assessable profits below HK$2,000,000. Additionally, payments of dividends by our subsidiary in Hong Kong to our company are not subject to any Hong Kong withholding tax.
United States
Under the United States Internal Revenue Code, our subsidiary established in the U.S. is subject to a unified federal corporate income tax rate of 21% and California state income and franchise tax of 8.84%.
PRC
Under the EIT Law, effective from January 1, 2008, which was most recently amended on December 29, 2018, a statutory enterprise income tax rate of 25% is applicable to foreign investment enterprises and domestic companies, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy. Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% subject to renewal every three years. The WFOE is re-applying for the certificate of “high and new technology enterprise” since the prior certificate will be expired at the end of 2025.
The WFOE was certified as a “high and new technology enterprise” in December 2022 and is therefore entitled to a preferential tax rate of 15% rather than the statutory enterprise income tax rate of 25% for each of 2022, 2023 and 2024. All of our other mainland China subsidiaries were subject to enterprise income tax at a rate of 25% for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025.
We are subject to value added tax, at rates from 3% to 13% on the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.
Pursuant to the EIT Law, a 10% withholding tax is levied on dividends declared to foreign investors from mainland China, effective from January 1, 2008, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or similar agreement with mainland China that provides for a different withholding arrangement. Dividends paid by our wholly foreign-owned subsidiary in mainland China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%.
Notwithstanding the foregoing, if our holding company in the Cayman Islands or any of our subsidiaries outside of mainland China were deemed to be a “resident enterprise” under the EIT Law and its implementation rules, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Risk Factors—Risks Related to Doing Business in Mainland China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 February 6, 2025, we had no disputes or unresolved tax issues with relevant tax authorities.
DISCUSSION OF RESULTS OF OPERATIONS
Three Months Ended March 31, 2025 Compared to Three Months Ended March 31, 2024
Revenue
Our revenue increased by 1.7% from RMB71.2 million for the three months ended March 31, 2024 to RMB72.4 million (US$10.0 million) for the three months ended March 31, 2025.

Our product revenue increased by 46.2% from RMB6.5 million for the three months ended March 31, 2024 to RMB9.5 million (US$1.3 million) for the three months ended March 31, 2025. The increase was primarily attributable to an increase in the sales of robotaxis and robosweepers in the three months ended March 31, 2025, partially offset by a decrease in the sales of robobuses.
We experience fluctuation in the sales of our autonomous driving products as we and our industry are still in the early stage of commercialization. The number of autonomous driving vehicles sold is hence relatively small and sensitive to the customers’ orders we need to fulfill in the respective years. The orders from our customers generally depend on the evaluation, development and deployment of their autonomous driving projects, which may be subject to changes. The following table sets forth our product sales in the periods presented:
	Three Months Ended March 31,
	2024	2025
Sales of robotaxis	—	8
Sales of robobuses	1	—
Sales of robosweepers	—	3
Sales of robovans	—	—
Our service revenue decreased by 2.8% from RMB64.7 million for the three months ended March 31, 2024 to RMB62.9 million (US$8.7 million) for the three months ended March 31, 2025. The decrease was primarily due to a decrease of RMB33.5 million in revenue from ADAS research and development services as the customized R&D services for Bosch had been completed in the third quarter of 2024, partially offset by an increase of RMB29.8 million in revenue from intelligent data services commenced in the second half of 2024 and an increase of RMB1.9 million in revenue from operational and technical support services as more technical support services engagement entered into the operation phase.
Cost of Revenue
Our cost of revenue increased by 12.7% from RMB41.8 million for the three months ended March 31, 2024 to RMB47.1 million (US$6.5 million) for the three months ended March 31, 2025, mainly because our cost of goods sold decreased by 22.6% from RMB6.2 million for the three months ended March 31, 2024 to RMB4.8 million (US$0.7 million) for the three months ended March 31, 2025. This is primarily because (i) part of materials were obsolete and related losses on disposals were recorded as cost of goods in the first quarter of 2024; and (ii) we recorded a write-down of carrying amount of robosweepers with long storage age according to expected decrease in selling price in the first quarter of 2024, while there was no write-down of robosweeper recognized in the first quarter of 2025 as there was no further decrease in expected selling price compared with the estimate in late 2024. Our cost of services increased by 18.8% from RMB35.6 million for the three months ended March 31, 2024 to RMB42.3 million (US$5.8 million) for the three months ended March 31, 2025, primarily due to an increase of RMB25.9 million in costs for intelligent data services and an increase of RMB4.0 million in costs of operational and technical support services, partially offset by a decrease of RMB23.2 million in costs of ADAS research and development services which was completed in the third quarter of 2024.
Gross Profit and Gross Margin
For three months ended March 31, 2024 and 2025, our gross profit was RMB29.4 million and RMB25.4 million (US$3.5 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues was 41.3% and 35.0% respectively. The decrease was primarily due to the decrease in service gross margin as (i) the customized R&D services for Bosch with higher margin had been completed in late 2024, and (ii) revenue from intelligent data service with relatively low margin increased in the three months ended March 31, 2025. The foregoing decreases in service gross margin was partially offset by increase in margin from product sales as we recorded write-down of carrying amounts of certain long-aging robosweepers in the three months ended March 31, 2024, while there was no such write-down recognized in the first quarter of 2025.

The following table illustrates gross margin of certain products and services in the periods presented:
	Three Months Ended March 31,
	2024	2025
Sales of robotaxis	79%	55%
Sales of robobuses	15%	—
Sales of robosweepers	—	34%
Sales of robovans	—	—
Operational and technical support services	55%	44%
Other technology service	38%	23%
Research and Development Expenses
Our research and development expenses increased by 17.3% from RMB277.6 million for the three months ended March 31, 2024 to RMB325.7 million (US$44.9 million) for the three months ended March 31, 2025, mainly due to (i) an increase of RMB60.9 million (US$8.4 million) in personnel-related expenses driven by headcount increase and average salary increase, (ii) an increase of RMB19.5 million (US$2.7 million) in professional service fees and outsourcing service fee mainly for autonomous driving domain controller development, partially offset by a decrease in share-based compensation of RMB49.4 million (US$6.8 million), primarily resulting from the full vesting of certain share options and RSUs in 2024 and less share options and RSUs still being vesting in the three months ended March 31, 2025.
Administrative Expenses
Our administrative expenses increased by 5.2% from RMB117.8 million for the three months ended March 31, 2024 to RMB123.9 million (US$17.1 million) for the three months ended March 31, 2025, mainly due to (i) an increase of RMB26.2 million (US$3.6 million) in professional services fees and listing expense mainly related to audit and legal compliance service, and (ii) an increase of RMB7.0 million (US$1.0 million) in personnel costs to build necessary support functions for a growing business, partially offset by a decrease in share-based compensation of RMB31.9 million (US$4.4 million), primarily resulting from the full vesting of certain share options and RSUs in 2024 and less share options and RSUs still being vesting in the three months ended March 31, 2025.
Selling Expenses
Our selling expenses increased by 32.4% from RMB10.5 million for the three months ended March 31, 2024 to RMB13.9 million (US$1.9 million) for the three months ended March 31, 2025, mainly due to (i) an increase of RMB1.5 million (US$0.2 million) in personnel costs related to business expansion, and (ii) an increase of RMB1.9 million (US$0.3 million) in marketing expenses for client development.
Other Net Income
Our other net income dreceased from RMB6.0 million for the three months ended March 31, 2024 to RMB2.7 million (US$0.4 million) for the three months ended March 31, 2025, primarily related to the decrease of government grants.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets decreased from RMB5.7 million for the three months ended March 31, 2024 to RMB0.7 million (US$0.1 million) for the three months ended March 31, 2025, primarily due to our improved collection of receivables.
Net Foreign Exchange Gain
Our net foreign exchange gain increased from RMB3.7 million for the three months ended March 31, 2024 to RMB4.1 million (US$0.6 million) for the three months ended March 31, 2025, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars and the increase in foreign currency balances.

Interest Income
Our interest income decreased from RMB48.9 million for the three months ended March 31, 2024 to RMB39.7 million (US$5.5 million) for the three months ended March 31, 2025, resulting from a decrease in our balance of time deposits.
Fair Value Changes of Financial Assets at FVTPL
Our fair value changes of financial assets at FVTPL were gain of RMB3.4 million for the three months ended March 31, 2024 and gain of RMB9.2 million (US$1.3 million) for the three months ended March 31, 2025, primarily as an increase in our balance of wealth management products.
Other Finance Costs
Our other finance costs increased from RMB0.7 million for the three months ended March 31, 2024 to RMB1.4 million (US$0.2 million) for the three months ended March 31, 2025, mainly due to an increase in interest expenses for bank loans.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities measured at FVTPL consist of warrants to purchase redeemable convertible preferred shares. We did not record any fair value changes of financial liabilities measured at FVTPL in the three months ended March 31, 2024 and the same period in 2025. The change was primarily because the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights were RMB146.4 million for the three months ended March 31, 2024. There were no such changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights for the three months ended March 31, 2025 because the convertible preferred shares liabilities were converted to equity after our U.S. IPO was completed in October 2024. Accordingly, we had no such redemption liabilities as of March 31, 2025.
Income Tax Expense
Our income tax expenses decreased from RMB0.8 million for the three months ended March 31, 2024 to RMB0.4 million (US$61 thousand) for the three months ended March 31, 2025, primarily due to an decrease in our interest income from our overseas subsidiary.
Loss for the Period
As a result of the foregoing, our loss for the period decreased by 17.7% from RMB468.1 million for the three months ended March 31, 2024 to RMB385.1 million (US$53.1 million) for the three months ended March 31, 2025.
Year Ended December 31, 2024 Compared to Year Ended December 31, 2023
Revenue
Our revenue decreased by 10.1% from RMB401.8 million in 2023 to RMB361.1 million (US$49.8 million) in 2024.
Our product revenue increased by 61.9% from RMB54.2 million in 2023 to RMB87.7 million (US$12.1 million) in 2024, primarily due to (i) the sales of 49 robosweepers in 2024, (ii) the increase in the sales of robotaxis from 3 units in 2023 to 18 units in 2024 and (iii) the sales of 10 robovans in 2024, partially offset by the decrease in the sales of our robobuses from 19 units in 2023 to 14 units in 2024.

The following table sets forth our product sales in the years presented:
	For the Year Ended December 31,
	2023	2024
Sales of robotaxis	3	18
Sales of robobuses	19	14
Sales of robosweepers	—	49
Sales of robovans	—	10
Our service revenue decreased by 21.4% from RMB347.7 million in 2023 to RMB273.4 million (US$37.7 million) in 2024, primarily due to a decrease of RMB97.5 million (US$13.4 million) in revenue from ADAS research and development services as the customized R&D services for Bosch had been completed since the third quarter of 2024 and partially offset by (i) an increase of RMB23.2 million (US$3.2 million) in revenue from autonomous driving related operational and technical support services as enlarged operational services generated from robobuses and robosweepers.
Cost of Revenue
Our cost of revenue increased by 14.7% from RMB218.4 million in 2023 to RMB250.4 million (US$34.5 million) in 2024, mainly due to our cost of goods sold increased by 110.1% from RMB34.1 million in 2023 to RMB71.7 million (US$9.9 million) in 2024, primarily as a result of the increase in the sales of our robotaxis, robosweepers and robovans. Our cost of services decreased by 3.0% from RMB184.2 million in 2023 and RMB178.7 million (US$24.6 million) in 2024, mainly due to a decrease in service fee for ADAS research and development services from RMB139.6 million in 2023 to RMB71.2 million (US$9.8 million) in 2024 as services for Bosch was completed during the third quarter of 2024, paralleling the decrease in our service revenue, partially offset by (i) an increase of RMB44.5 million personnel-related expenses in intelligent data service commenced in 2024, and (ii) an increase of RMB18.4 million in operational and technical supporting services. The increase in outsourcing service fee from 2023 to 2024 was primarily due to the increased outsourced labor we engaged to support our enlarged operational and technical support services for robobuses and robosweepers in 2024.
Gross Profit and Gross Margin
Our gross profit decreased from RMB183.5 million in 2023 to RMB110.7 million (US$15.3 million) in 2024. Our gross margin decreased from 45.7% in 2023 to 30.7% in 2024. The decrease was primarily due to (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices, (ii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024, and (iii) relatively low profit margin from our enlarged intelligent data services as we implemented strategic pricing to support market expansion for this new business initiative and absorbed some of the costs associated with the trial period.
Our gross profit generated from the sales of our products decreased from RMB20.1 million in 2023 to RMB16.0 million (US$2.2 million) in 2024, representing a gross margin of 37.0% and 18.2% for the respective corresponding year, primarily due to the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses sold in 2024 and because we adopted a more competitive sales strategy in 2024 with lower prices. Our gross profit generated from the provision of our services decreased from RMB163.4 million in 2023 to RMB94.7 million (US$13.1 million) in 2024, representing a gross margin of 47.0% and 34.6% for the respective corresponding years, primarily due to (i) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch in 2024, and (ii) relatively low profit margins from our enlarged intelligent data services which commenced in 2024.

The following table illustrates gross margin of certain products and services in the years presented:
	For the Year Ended December 31,
	2023	2024
Sales of robotaxis	37%	53%
Sales of robobuses	48%	32%
Sales of robosweepers	—	(22)%(1)
Sales of robovans	—	3%
Operational and technical support services	48%	42%
Other technology service	47%	30%

Note:
(1)
The gross margin for sales of robosweepers was negative 22%, primarily due to a write-down of inventories recognized as cost of revenue in 2024, which was primarily due to an expected decrease in the selling price of the robosweeper inventories as a result of increased depreciation and decreased market acceptance, based on our assessment.

Research and Development Expenses
Our research and development expenses increased by 3.1% from RMB1,058.4 million in 2023 to RMB1,091.4 million (US$150.4 million) in 2024, mainly due to (i) an increase of RMB161.1 million (US$22.2 million) in payroll and employee benefits, mainly for strengthening and enhancing the technological leadership and position in the industry, (ii) an increase of RMB44.2 million (US$6.1 million) in professional service fee for sensor suites upgrading related to our autonomous driving vehicles, and (iii) an increase of RMB8.1 million (US$1.1 million) in service fee from a related party for surveying and mapping services, partially offset by a decrease in share-based compensation of RMB205.8 million (US$28.4 million), primarily resulting from the recognition of the share-based compensation for restricted share units since August 2023 when the vesting of the restricted share units has since become probable.
Administrative Expenses
Our administrative expenses increased by 82.1% from RMB625.4 million in 2023 to RMB1,138.8 million (US$156.9 million) in 2024, mainly due to (i) an increase of RMB472.0 million (US$65.0 million) in share-based compensations as a result of the issuance of restricted share units and options in 2024, (ii) an increase of RMB23.8 million (US$3.3 million) in payroll and employee benefits mainly attributable to hiring administrative and management personnel and increasing average payroll and employee benefits in 2024 to support the operations of a growing organization, and (iii) an increase of RMB16.0 million (US$2.2 million) in professional service fees mainly related to our U.S. IPO completed in late 2024.
Selling Expenses
Our selling expenses increased by 29.5% from RMB41.4 million in 2023 to RMB53.6 million (US$7.4 million) in 2024, mainly due to (i) an increase in payroll and employee benefits and outsourcing service fees of RMB11.3 million (US$1.6 million) resulting from an increase in the number of personnel with selling and marketing functions and for business expansion, and (ii) an increase in other expenses of RMB7.5 million (US$1.0 million) which include business promotion expenses and travel and entertainment expenses for brand promotion, business development and clients relationship maintenance. The foregoing increase was partially offset by a decrease of RMB7.0 million (US$1.0 million) in share-based compensation expenses as a result of the decreased issuance of share-based awards in 2024.
Other Net Income
Our other net income increased from RMB15.8 million in 2023 to RMB16.5 million (US$2.3 million) in 2024, primarily related to a gain on disposal of non-current assets.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets decreased from RMB40.2 million in 2023 to RMB28.7 million (US$4.0 million) in 2024, primarily due to our improved collection of receivables in 2024.

Net Foreign Exchange Gain
Our net foreign exchange gain increased from RMB7.1 million in 2023 to RMB27.9 million (US$3.8 million) in 2024, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars and the increase in foreign currency balances.
Interest Income
Our interest income increased from RMB132.0 million in 2023 to RMB176.9 million (US$24.4 million) in 2024, resulting from an increase in our balance of cash and cash equivalents and time deposits held in U.S. dollars as well as an increase in the applicable interest rate.
Fair Value Changes of Financial Assets at FVTPL
Our fair value changes of financial assets at FVTPL were gain of RMB43.0 million in 2023 and loss of RMB61.8 million (US$8.5 million) in 2024, primarily as a result of the share price fluctuation of equity investments held by us in 2024.
Other Finance Costs
Our other finance costs remain stable at RMB3.5 million and RMB3.5 million (US$0.5 million) in 2023 and 2024, mainly due to a decrease in interest expenses for lease liabilities offset by an increase in interest expenses for bank loans.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities measured at FVTPL consist of warrants to purchase redeemable convertible preferred shares. We recorded fair value loss of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023 and nil in 2024. The change was primarily because the relative financial liabilities had been derecognized as of December 31, 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights decreased by 16.0% from RMB554.0 million in 2023 to RMB465.3 million (US$64.1 million) in 2024 because our convertible preferred shares liabilities were converted to equity after our U.S. IPO completed in October 2024.
Income Tax Expense
We had income tax expenses of RMB5.9 million (US$0.8 million) in 2024, as compared to income tax expenses of RMB2.9 million in 2023, primarily due to an increase in our interest income from our overseas subsidiary.
Loss for the Year
As a result of the foregoing, our loss for the year increased by 29.1% from RMB1,949.1 million in 2023 to RMB2,516.8 million (US$346.8 million) in 2024.
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022
Revenue
Our revenue decreased by 23.8% from RMB527.5 million in 2022 to RMB401.8 million in 2023.
Our product revenue decreased from RMB337.7 million in 2022 to RMB54.2 million in 2023, primarily due to (i) the decrease in the sales of our robobuses from 90 units in 2022 to 19 units in 2023; and (ii) the decrease in the sales of robotaxis from 11 units in 2022 to three units in 2023.

The following table illustrates our product sales in the years presented:
	For the Year Ended December 31,
	2022	2023
Sales of robobuses	90	19
Sales of robotaxis	11	3
The decreases in sales in 2023 were mainly as a result of a challenging macroeconomic environment. As of the end of 2023, China had a total of approximately 682,500 public buses, a decrease of approximately 20,700 units compared to the end of 2022. According to the CIC report, the reduction in the total number of buses indicates that the procurement of new buses in 2023 was approximately one-quarter less than the previous year. Based on our communication with our potential business partners, we have an understanding that they prioritized their budgets in 2023 for investment in other fields. As a result, we recorded less revenue than anticipated in 2023. According to the CIC Report, the L4 autonomous driving market is expected to sustain, driven by stable demand for passenger vehicles, continuous policy support for L4 autonomous driving, and elevated customer expectations. As a result, we expect our product sales to recover gradually in the next two years.
Our service revenue increased by 83.1% from RMB189.8 million in 2022 to RMB347.7 million in 2023, primarily due to an increase of RMB105.2 million in ADAS research and development service revenue as a result of the customized research and development services we provided to Bosch, and an increase of RMB52.6 million in the provision of operational and technical support services for robobuses, robotaxis and robosweepers. ADAS research and development service revenue historically contributed a significant portion of our service revenue. Going forward, we expect the revenue from the provision of operational and technical support services as a percentage of service revenue to rise as the operation of our L4 autonomous driving fleet scales. We also generated an insignificant amount of revenue in 2022, 2023 and 2024, which was less than 1.0% of our total revenue in the corresponding year, from the offering of robotaxi rides through WeRide Go.
Cost of Revenue
Our cost of goods sold decreased from RMB192.5 million in 2022 to RMB34.1 million in 2023, primarily as a result of the decrease in the sales of our robobuses.
Our cost of services increased from RMB102.5 million in 2022 to RMB184.2 million in 2023, mainly due to an increase in the service fee for the development of the ADAS from RMB13.2 million in 2022 to RMB50.7 million in 2023, and to a lesser extent, an increase in personnel-related expenses from RMB75.4 million in 2022 to RMB101.6 million in 2023, which were incurred in respect of the ADAS research and development service we provided to Bosch and the provision of operational and technical support services for robobuses, robotaxis and robosweepers.
Gross Profit and Gross Margin
Our gross profit decreased by 21.1% from RMB232.5 million in 2022 to RMB183.5 million in 2023, primarily due to the decrease in the sales of our robobuses. Our gross margin experienced an enhancement in 2023, climbing from 44.1% to 45.7%. The gross profit generated from the sales of our products decreased from RMB145.2 million in 2022 to RMB20.1 million in 2023 primarily as a result of the decrease in the sales of our robobuses. The gross profit generated from the provision of our services increased significantly from RMB87.4 million in 2022 to RMB163.4 million in 2023 primarily due to the increase in ADAS research and development service revenue as well as the increase in the provision of operational and technical support services for robobuses, robotaxis and robosweepers.
Research and Development Expenses
Our research and development expenses increased by 39.5% from RMB758.6 million in 2022 to RMB1,058.4 million in 2023, mainly due to an increase in share-based compensation of RMB209.1 million, primarily resulting from the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and an increase in share-based compensation expenses as a result of the issuance of options in 2023, and to a lesser extent, due to an increase of RMB54.5 million in payroll and employee benefits resulting from the expansion of our research and development team due to our enhanced focus on technology investment.
Administrative Expenses
Our administrative expenses increased significantly from RMB237.2 million in 2022 to RMB625.4 million in 2023, mainly due to a substantial rise in share-based compensations of RMB375.7 million as a result of the recognition of a cumulative catch-up of the share-based compensation for restricted share units in 2023 as the vesting of the restricted share units has since become probable, and as a result of issuance of options in 2023 and the vesting of restricted share units as our U.S. IPO became probable in 2023, and to a lesser extent, a slight increase in payroll and employee benefits of RMB14.3 million resulting from an increase in the number of personnel with administrative function.
Selling Expenses
Our selling expenses increased by 75.8% from RMB23.6 million in 2022 to RMB41.4 million in 2023, mainly due to an increase of RMB11.2 million in share-based compensations as a result of issuance of options in 2023, and an increase of RMB7.8 million in payroll and employee benefits resulting from an increase in the number of personnel with selling and marketing functions.
Other Net Income
Our other net income decreased by 18.4% from RMB19.3 million in 2022 to RMB15.8 million in 2023, which primarily resulted from a decrease in government grants.
Impairment Loss on Receivables and Contract Assets
Our impairment loss on receivables and contract assets increased significantly from RMB11.7 million in 2022 to RMB40.2 million in 2023, primarily due to the aging deterioration of receivables and contract assets as a result of slowed down cash collection from our customers, and the increase of our balances of receivables.
Net Foreign Exchange Gain
Our net foreign exchange gain decreased from RMB20.2 million in 2022 to RMB7.1 million in 2023, primarily as a result of the fluctuations in the exchange rate between Renminbi and U.S. dollars.
Interest Income
Our interest income increased from RMB36.1 million in 2022 to RMB132.0 million in 2023, resulting from an increase in our balance of cash and time deposits held in US dollars as well as an increase in the applicable interest rate.
Fair Value Changes of Financial Assets at FVTPL
Fair value changes of financial assets at FVTPL increased significantly from RMB7.7 million in 2022 to RMB43.0 million in 2023, primarily as a result of the longer holding period of wealth management products held by us in 2023.
Other Finance Costs
Our other finance costs decreased by 16.9% from RMB4.2 million in 2022 to RMB3.5 million in 2023, mainly due to a decrease in interest for lease liabilities.
Inducement Charges of Warrants
Our inducement charges of warrants were RMB125.2 million in 2022. The incurrence of the inducement charges of warrants in 2022 was due to the issuance of warrants in 2022 which were granted to certain preferred share investors without additional consideration. Under the relevant warrants, such investors had the right to subscribe for more preferred shares at a predetermined price during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities. In 2023, we did not issue new warrants.
Fair value changes of financial liabilities measured at FVTPL
Our financial liabilities consist of warrants to purchase into redeemable convertible preference shares. We recorded fair value changes of financial liabilities measured at FVTPL in the amount of RMB25.3 million in 2022 and fair value changes of financial liabilities measured at FVTPL in the amount of RMB4.5 million in 2023. The change was primarily due to the change in the fair value of convertible notes and warrants due to the expiration of warrants issued to certain preferred share investors in 2022 and the exercise of the remaining warrants in 2023.
Changes in the Carrying Amounts of Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights increased by 15.6% from RMB479.2 million in 2022 to RMB554.0 million in 2023 as a result of changes in the present value of the redemption amounts of our convertible redeemable preferred shares and other financial instruments.
Income Tax Expense
We had income tax expenses of RMB2.9 million in 2023, representing withholding taxes on interest income generated by our overseas subsidiaries. We did not record income tax expense in 2022.
Loss for the Year
As a result of the foregoing, our loss for the year increased by 50.1% from RMB1,298.5 million in 2022 to RMB1,949.1 million in 2023.
We expect to narrow our loss in the foreseeable future. We have generated increasing commercialization revenue from autonomous driving products and services in most previous financial years, and have witnessed a change of revenue mix resulting from an increased service revenue. We expect this upward trend in our commercialization revenue to resume as we grow our business strategically and achieve large-scale commercialization. However, as we are in the early stage of commercialization and our revenue mix is shifting in response to evolving market condition, this upward trend is expected to be volatile.
At the same time, we anticipate that our cost of revenue and operating expenses will grow moderately and at a slower pace than the revenue increase. In particular, we expect to (i) lower the per unit production cost of our autonomous driving products as we achieve economies of scale from expanded fleet size and through WeRide One, benefiting from the high level of commonality in software and hardware across our different products that this platform provides; (ii) improve research and development efficiency as WeRide One delivers efficient capital utilization on both software and hardware levels, shortens the development cycle of new products and allows us to conquer new use cases quickly and efficiently; and (iii) improve deployment efficiency as our well-defined product lines and platform approach enable technology reusability, multi-use case coverage and market synergies.
On the other hand, losses attributable to changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights, which totaled RMB479.2 million and RMB554.0 million in 2022 and 2023, respectively. With the conversion of preferred shares into Class A ordinary shares upon the completion of our U.S. IPO in October 2024, we expect our loss to be reduced in the near future.
See “Risk Factors—Risks Related to the Research and Development of Our Products and Services” for a non-exhaustive list of factors that may affect our ability to narrow our loss. In addition, we will recognize a substantial amount of share-based compensation expenses upon the completion of the Global Offering. See “Risk Factors—Risks Related to Our General Operations—We have granted options and other types of awards under our 2018 Share Plan, which will result in a substantial amount of share-based compensation expenses and may have a significant impact on our results of operations.”
DISCUSSION OF SELECTED ITEMS FROM THE CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Non-Current Assets and Liabilities
The following table sets forth our non-current assets and liabilities as of the dates presented:
	As of December 31,				As of March 31, 2025
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Non-current assets
Property and equipment	113,878	98,574	178,179	24,554	215,368	29,679
Right-of-use assets	64,410	51,658	73,564	10,137	66,590	9,176
Intangible assets	28,603	24,594	21,664	2,985	20,546	2,831
Goodwill	44,758	44,758	44,758	6,168	44,758	6,168
Restricted cash–non-current	11,004	1,575	9,669	1,332	9,660	1,331
Deferred tax assets	2,992	1,994	997	137	748	103
Financial assets at FVTPL–non-current	—	—	56,919	7,844	46,436	6,399
Other non-current assets	46,273	21,082	20,025	2,760	42,637	5,875
Total non-current assets	311,918	244,235	405,775	55,917	446,743	61,562
Non-current liabilities
Lease liabilities–non-current	35,864	22,309	26,059	3,591	19,653	2,708
Put option liabilities–non-current	39,812	40,449	—	—	—	—
Long-term bank loan	—	—	50,040	6,896	47,538	6,551
Deferred tax liabilities	6,481	5,483	4,486	618	4,237	584
Other non-current liabilities	5,943	6,522	4,677	645	1,977	272
Total non-current liabilities	88,100	74,763	85,262	11,750	73,405	10,115
Property and Equipment
Our property and equipment primarily consisted of leasehold improvement, office equipment and electronic equipment, machinery, motor vehicles and construction in progress. Our property and equipment decreased by 13.4% from RMB113.9 million as of December 31, 2022 to RMB98.6 million as of December 31, 2023, primarily due to regular depreciation. Our property and equipment increased by 80.7% from RMB98.6 million as of December 31, 2023 to RMB178.2 million (US$24.6 million) as of December 31, 2024, and further increased by 20.9% to RMB215.4 million (US$29.7 million) as of March 31, 2025, primarily due to our purchase of additional internet data center facilities driven by our business expansion needs.
Right-of-use Assets
Our right-of-use assets primarily consisted of our leased office premises, staff accommodations and garage. Our right-of-use assets decreased by 19.7% from RMB64.4 million as of December 31, 2022 to RMB51.7 million as of December 31, 2023, primarily due to the decreased rent for the newly leased premises and regular depreciation. Our right-of-use assets increased by 42.4% from RMB51.7 million as of December 31, 2023 to RMB73.6 million (US$10.1 million) as of December 31, 2024, primarily because we entered into new lease agreements for offices and parking space and recognized RMB63.6 million (US$8.8 million) addition to right-of-use assets in 2024. Our right-of-use assets decreased by 9.5% from RMB73.6 million (US$10.1 million) as of December 31, 2024 to RMB66.6 million (US$ 9.2 million) as of March 31, 2025, primarily due to regular depreciation.

Impairment Assessment for Non-financial Assets
At each reporting date, we review the carrying amounts of our non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
•
Calculation of recoverable amount.   The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit). A portion of the carrying amount of a corporate asset is allocated to an individual cash-generating unit if the allocation can be performed on a reasonable and consistent basis, or to the smallest group of cash-generating units if otherwise.

•
Recognition of impairment losses.   An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

•
Reversals of impairment losses.   In respect of assets, an impairment loss is reversed if there has been a favorable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior periods. Reversals of impairment losses are credited to profit or loss in the period in which the reversals are recognized.

During the years ended December 31, 2022, 2023, 2024 and three months ended March 31, 2025, we were still in net loss, which was within the expectation of the directors as we are spending heavily on our research and development activities. We expect to narrow our loss in the foreseeable future. We reviewed the internal and external sources of information, and didn’t identify any impairment indications of our non-financial assets. Thus, our management concluded that there was no impairment needed for the non-financial assets as of December 31, 2022, 2023 and 2024 and March 31, 2025.
Goodwill
Our goodwill remained the same at RMB44.8 million (US$6.2 million) as of December 31, 2022, 2023, and 2024 and March 31, 2025.
Our goodwill arose from our business acquisition in 2021. As the acquisition gave an extra boost to our research and development capabilities, the business of the acquired companies was integrated into our businesses to provide autonomous driving technology related solutions after the business acquisition. We have determined that the overall business constitutes one single CGU, namely the “Auto-driving CGU”. All goodwill arising from the business acquisition in 2021 has been allocated to the Auto-driving CGU.
The recoverable amounts of the Auto-driving CGU are determined based on the higher of the value-in-use and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using a terminal growth rate which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a pre-tax discount rate which reflects specific risks relating to the Auto-driving CGU.
Key assumptions used for the annual impairment test of goodwill were as follows:
	As of December 31,
	2022	2023	2024
Pre-tax discount rate	20.2%	19.5%	18.6%
Terminal growth rate	3.0%	2.2%	2.0%

As of December 31, 2022, 2023 and 2024, the headroom calculated based on the recoverable amount deducting the carrying amount of the Auto-driving CGU was RMB16,947 million, RMB19,759 million and RMB11,320 million, respectively.
We performed a sensitivity analysis based on reasonably possible changes in the key assumptions disclosed above. Had the estimated key assumption during the forecast period been changed as below, the headroom would have decreased to the following:
	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB
	(in thousands)
Pre-tax discount rate increase by 5%	(7,114,206)	(9,034,662)	(6,962,478)
Terminal growth rate decrease by 1%	(600,989)	(729,956)	(608,994)
None of these reasonably possible changes in the key assumptions would cause the carrying amount, including goodwill, of the Auto-driving CGU to exceed its recoverable amount as of December 31, 2022, 2023 and 2024 and March 31, 2025. Therefore, we determined that goodwill was not impaired as of December 31, 2022, 2023 and 2024 and March 31, 2025.
Long-term Bank Loan
As of December 31, 2024, we had long-term bank loan of RMB50.0 million (US$6.9 million), and had no such loan as of December 31, 2023, which was primarily utilized to supplement operational funds such as payment of goods and employee salaries. The long-term bank loan bears an annual interest rate of 2.9%, with a term of two years. We plan to repay 5% of the principal every six months, and the remaining principal at maturity. Interest will be calculated based on the outstanding loan balance and paid quarterly. As of March 31, 2025, we had long-term bank loan of RMB47.5 million (US$6.5 million), which was primarily utilized to supplement operational funds, such as settlements of trade payables and employee salaries.

Current Assets and Liabilities
The following table sets forth our current assets and liabilities as of the dates presented:
	As of December 31,				As of Three Months Ended March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Current assets
Inventories	156,005	218,220	204,705	28,211	254,445	35,064
Contract assets	92,597	82,826	28,005	3,859	29,780	4,104
Trade receivables	236,390	266,933	252,607	34,810	206,613	28,472
Prepayments and other receivables	74,459	192,530	197,652	27,237	201,959	27,831
Prepayments to and amounts due from related parties	3,122	26,923	26,618	3,668	38,056	5,244
Financial assets at FVTPL–current	1,218,524	317,042	1,685,146	232,219	1,701,242	234,437
Time deposits	1,057,292	2,550,279	620,148	85,459	251,467	34,653
Cash and cash equivalent	2,233,691	1,661,152	4,268,300	588,187	4,177,056	575,614
Restricted cash–current	1,393	10,194	4,814	663	4,997	689
Subscription receivables	—	43,924	—	—	—	—
Total current assets	5,073,473	5,370,023	7,287,995	1,004,313	6,865,615	946,108
Current liabilities
Trade payables	11,505	16,962	20,713	2,854	25,930	3,573
Preferred shares and other financial instruments subject to redemption and other preferential rights	7,017,554	8,181,722	—	—	—	—
Other payables, deposits received and accrued expenses	217,195	271,306	397,755	54,812	328,910	45,325
Contract liabilities	4,200	12,498	4,476	617	5,810	801
Lease liabilities–current	32,009	31,098	36,900	5,085	37,166	5,122
Amounts due to related parties	24,832	77,827	9,450	1,302	5,668	781
Financial liabilities at FVTPL	72,112	—	—	—	—	—
Put option liabilities–current	—	—	41,099	5,664	41,260	5,686
Short-term bank loans	—	—	30,019	4,137	60,030	8,272
Income taxes payable	—	—	2,077	286	—	—
Total current liabilities	7,379,407	8,591,413	542,489	74,757	504,774	69,560
Net current (liabilities)/assets	(2,305,934)	(3,221,390)	6,745,506	929,556	6,360,841	876,548
Our net current liabilities increased by 39.7% from RMB2,305.9 million as of December 31, 2022 to RMB3,221.4 million as of December 31, 2023, primarily due to (i) an increase in preferred shares and other financial instruments subject to redemption and other preferential rights, (ii) a decrease in financial liabilities measured at FVTPL, and (iii) a decrease in cash, partially offset by an increase in time deposits.
We record a net current asset of RMB6,745.5 million (US$929.6 million) as of December 31, 2024, as compared to net current liabilities of RMB3,221.4 million as of December 31, 2023. The significant change in our net current position was primarily due to the proceeds from our U.S. IPO and the conversion of preferred shares and other financial instruments subject to redemption and other preferential rights into equity following our U.S. IPO.

Our net current assets decreased by 5.7% from RMB6,745.5 million (US$929.6 million) as of December 31, 2024 to RMB6,360.8 million (US$876.5 million) as of March 31, 2025, primarily due to (i) a decrease in cash, cash equivalents and time deposits, (ii) a decease in trade receivables, partially offset by (i) a decrease in other payables, deposits received and accrued expenses, and (ii) an increase in inventories.
Trade Payables
Our trade payables primarily represent outstanding amounts due to our suppliers for purchases of hardware materials and services in relation to our offerings. We generally settle with our suppliers within 30 to 60 days from the invoice date. Our trade payables increased 47.8% from RMB11.5 million as of December 31, 2022 to RMB17.0 million as of December 31, 2023, mainly because material payables were generally not due at year-end. Our trade payables increased by 21.8% from RMB17.0 million as of December 31, 2023 to RMB20.7 million (US$2.9 million) as of December 31, 2024 and further increased by 25.1% to RMB25.9 million (US$3.6 million) as of March 31, 2025, primarily because the natural billing period has not arrived.
The following table sets forth the aging analysis of our trade payables, based on the invoice date, as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 year	11,505	16,962	20,713	2,854	25,930	3,573
The following table sets forth our trade payables turnover days for the years/periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2025
Trade payables turnover days(1)	17	24	27	29

Note:
(1)
Trade payables turnover days are calculated using the average of opening balance and closing balance of trade payables for a year/period divided by revenue for the relevant year/period and multiplied by days of the year/period.

Our trade payables turnover days increased from 17 days in 2022 to 24 days in 2023, 27 days in 2024, and further to 29 days in the three months ended March 31, 2025.
As of May 31, 2025, RMB18.1 million (US$2.5 million), or 57.2% of our trade payables as of March 31, 2025, had been subsequently settled.
Preferred Shares and Other Financial Instruments Subject to Redemption and Other Preferential Rights
Our preferred shares and other financial instruments subject to redemption and other preferential rights consisted of (i) other financial instruments issued to investors and (ii) convertible redeemable preferred shares. Our preferred shares and other financial instruments subject to redemption and other preferential rights increased by 16.6% from RMB7,017.6 million as of December 31, 2022 to RMB8,181.7 million as of December 31, 2023, primarily due to an increase in convertible redeemable preferred shares of RMB1,646.7 million primarily as a result of (i) changes in the carrying amount of convertible redeemable preferred shares and (ii) issuance of new convertible redeemable preferred shares, partially offset by a decrease in other financial instruments of RMB482.5 million related to a commitment of our Group to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.
Our preferred shares and other financial instruments subject to redemption and other preferential rights decreased from RMB8,181.7 million as of December 31, 2023 to nil as of December 31, 2024, primarily because our convertible preferred shares liabilities were converted to equity following the completion of our U.S. IPO in October 2024.
Amounts Due to Related Parties
Our amounts due to related parties increased by 213.7% from RMB24.8 million as of December 31, 2022 to RMB77.8 million as of December 31, 2023, primarily attributable to an increase in the amounts due to Guangzhou Yuji and its affiliate. Our amounts due to related parties decreased by 87.8% from RMB77.8 million as of December 31, 2023 to RMB9.5 million (US$1.3 million) as of December 31, 2024, primarily due to a decrease in the amounts due to Guangzhou Yuji and its affiliate, and a decrease in the amounts due to Yutong Group. As of December 31, 2022, 2023 and 2024, all the balances with related parties were trade in nature, unsecured, interest-free and repayable on demand. Our amounts due to related parties further decreased by 40.0% from RMB9.5 million (US$1.3 million) as of December 31, 2024 to RMB5.7 million (US$0.8 million) as of March 31, 2025, primarily due to a decrease in the amounts due to Guangzhou Yuji and its affiliate, and a decrease in the amounts due to Yutong Group.
Time Deposits
Our time deposits increased by 141.2% from RMB1,057.3 million as of December 31, 2022 to RMB2,550.3 million as of December 31, 2023. Our time deposits decreased by 75.7% from RMB2,550.3 million as of December 31, 2023 to RMB620.1 million (US$85.5 million) as of December 31, 2024. Our time deposits further decreased by 59.4% from RMB620.1 million (US$85.5 million) as of December 31, 2024 to RMB251.5 million (US$34.7 million) as of March 31, 2025.
Cash
Our cash decreased by 25.6% from RMB2,233.7 million as of December 31, 2022 to RMB1,661.2 million as of December 31, 2023, due to purchase of time deposits. Our cash increased by 156.9% from RMB1,661.2 million as of December 31, 2023 to RMB4,268.3 million (US$588.2 million) as of December 31, 2024, due to our operating cash outflow of RMB593.6 million (US$81.8 million), cash inflow in investing activities of RMB325.5 million (US$44.9 million) and cash inflow in financing activities of RMB2,823.9 million (US$389.1 million). Our cash decreased by 2.1% from RMB4,268.3 million (US$588.2 million) as of December 31, 2024 to RMB4,177.1 million (US$575.6 million) as of March 31, 2025, due to our operating cash outflow of RMB345.6 million (US$47.6 million), cash inflow in investing activities of RMB293.7 million (US$40.5 million) and cash outflow in financing activities of RMB46.3 million (US$6.4 million).
Financial Assets at FVTPL
Our financial assets at FVTPL decreased by 74.0% from RMB1,218.5 million as of December 31, 2022 to RMB317.0 million as of December 31, 2023, primarily due to the redemption of certain wealth management products in 2023. Our financial assets at FVTPL increased by 449.6% from RMB317.0 million as of December 31, 2023 to RMB1,742.1 million (US$240.1 million) as of December 31, 2024, primarily due to our higher deposit levels and the increased equity investments held by us. Our financial assets at FVTPL remained stable at RMB1,742.1 million (US$240.1 million) and RMB1,747.7 million (US$240.8 million) as of December 31, 2024 and March 31, 2025, respectively.
We have adopted a robust investment policy, approved by the board of directors, that mandates a conservative investment strategy focused on capital preservation. This policy ensures that our investments remain secure and aligned with our risk management objectives. To maintain stringent oversight of all investment activities, we have established an internal control mechanism. The funding team within our finance department is responsible for reporting investment plans based on the maturity dates of financial products. These plans, regardless of the investment amount, will undergo meticulous review and are subject to approval by the CEO, ensuring a thorough vetting process. Furthermore, regular reporting intervals on our investment portfolio are in place to keep management and the board of directors informed on the status of our investments. Our finance department has positioned personnel with the requisite professional knowledge in fund management, who are well-versed in managing wealth management products as well as equity investments while adhering to our conservative investment strategy. Additionally, our management generally abstains from investing in products that are high-risk or exceed the scope of our professional expertise. Our Group’s investments in wealth management products after the Listing will be subject to compliance with Chapter 14 of the listing rules of the Hong Kong Stock Exchange. We are committed to maintaining the highest standards of corporate governance and transparency in all our investment activities, as we believe these measures not only protect our company’s assets but also build trust with our stakeholders.
Trade Receivables
Our trade receivables primarily consisted of the outstanding amounts due from our customers for sales of our products and solutions.
Our trade receivables increased by 12.9% from RMB236.4 million as of December 31, 2022 to RMB266.9 million as of December 31, 2023, primarily due to continued new orders received as a result of our continuous efforts to expand our business. Our trade receivables decreased by 5.4% to RMB252.6 million (US$34.8 million) as of December 31, 2024, primarily due to our enhanced efforts in receivables management. Our trade receivables decreased by 18.2% from RMB252.6 million (US$34.8 million) as of December 31, 2024 to RMB206.6 million (US$28.5 million) as of March 31, 2025, primarily due to our enhanced efforts in receivables management.
Our trade receivables are normally due within 30 to 90 days from the invoice date. However, due to the impact of the macro-economy, certain customers have experienced financial difficulties, which has led to payment delays and a consequent elongation of the collection cycle. After a comprehensive assessment of our customers’ creditworthiness and completion of our internal approval procedures, we decided to extend credit periods for certain customers with strong backgrounds, such as state-owned enterprises and those with high industry recognition. Such decisions are made based on our long-term business relationship and the relatively lower default risk associated with these customers. Simultaneously, in accordance with the expected credit loss (“ECL”) model, we have made reasonable provisions for bad debts to account for potential losses in our receivables portfolio. This measure is taken to mitigate potential financial risks and to ensure the stability of our financial statements. We are committed to maintaining strict control over our outstanding receivables. Our finance team and business development personnel are responsible for overseeing and minimizing credit risks. Overdue balances are reviewed regularly by senior management.
The following table sets forth an aging analysis of our trade receivables as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 year	242,168	182,978	179,986	24,803	166,231	22,907
Over 1 year	4,526	119,504	138,058	19,025	101,016	13,920
Total	246,694	302,482	318,044	43,828	267,247	36,827
The following table sets forth our trade receivables turnover days for the years/periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2025
Trade receivables turnover days(1)	96	249	314	364

Note:
(1)
Trade receivables turnover days are calculated using the average of opening balance and closing balance of trade receivables (excluding provision for impairment) for a year/period divided by revenue for the relevant year/period and multiplied by days of the year/period, respectively.

Our trade receivables turnover days increased from 96 days in 2022 to 249 days in 2023, as we continued to grow our customer base and granted credit periods to accommodate customers’ payment practices. Our trade receivables turnover days further increased to 314 days in 2024, and further to 364 days in the three months ended March 31, 2025 due to long aged receivables from several customers whose operations were impacted by macroeconomic environment. We are taking measures to settle the long aged receivables.
The majority of our trade receivables, RMB242.2 million or 98.2%, RMB183.0 million or 60.5%, RMB180.0 million (US$24.8 million) or 56.6%, and RMB166.2 million (US $22.9 million) or 62.2%, as of December 31, 2022, 2023, 2024 and March 31, 2025 were aged within one year, respectively.
When determining the recoverability of trade receivables, we consider changes in the credit quality of the trade receivables from the date when the credit was granted to the reporting date. We also estimate the recoverable amount of trade receivables based on our historical credit loss experiences, adjusted for factors that are specific to debtors and an assessment of both the current and forecast general economic conditions at the reporting date.
We measure loss allowances at an amount equal to lifetime ECL based on historical settlement records and forward-looking information. We adopted certain expected loss rate based on the age of trade receivables. Expected loss rates are based on actual loss experience during the periods presented. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and our view of economic conditions over the expected lives of the receivables. As of December 31, 2022, 2023, and 2024 and March 31, 2025, we recorded loss allowances for trade receivables of RMB10.3 million, RMB35.5 million, RMB65.4 million (US$9.0 million) and RMB60.6 million (US$8.4 million), respectively.
As of December 31, 2022, 2023, and 2024 and March 31, 2025, the expected credit rates for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers for time band being more than 1 year were 55.4%, 16.7%, 35.2% and 36.3%, respectively.
The revenue of our Group increased significantly in 2022 and most of the receivables were aged within one year except for two customers. Due to a lack of historical actual loss experience, the expected credit rate for time band of “more than 1 year” as of December 31, 2022 was calculated based on our best estimate of the recoverable amount of that one particular customer. Therefore, the expected loss rate as of December 31, 2022 was significantly influenced by the lack of sample size during the year.
As the Group’s business grew, resulting in more diversified settlement terms and business lines with different customers in 2023 and 2024, we had a larger sample of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers within the “more than 1 year” time band, which helped improve the accuracy of the estimate of the expected credit loss rate. The credit loss rates as of December 31, 2023 and 2024 were estimated based on historical actual loss results and the actual results of the recovered amount aged more than 1 year and the fluctuation from December 31, 2023 to 2024 was mainly due to the slowed cash collection and aging deterioration of receivables from certain Chinese mainland customers.
As of May 31, 2025, RMB57.8 million (US$8.0 million), or 25.8% of our trade receivables as of March 31, 2025, had been settled. The customers to whom we granted more relaxed credit period are those with high creditworthiness and qualification. Besides, to achieve timely settlement of our trade receivables, we have proactively made collection efforts with our customers, including (i) closely monitoring the status of our trade receivables, (ii) holding periodic meetings to discuss the status of trade receivables, and (iii) timely communicating with relevant parties and remind them of due payments through various channels. We plan to step up our collection efforts by implementing more efficient and targeted strategies to ensure timely payments from our customers. We will also optimize our customer structure to focus on those who are more likely to contribute positively to our business growth, while adopting a stricter credit policy for both new and existing customers to mitigate risks and enhance our financial stability. Therefore, we do not believe there is recoverability issue as to our trade receivables.
Based on the above factors, the directors consider that sufficient provisions have been made for the trade receivables of our company.

Inventories
Our inventories primarily consisted of production supplies and work in progress. The following table sets out a breakdown of our inventories as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Production supplies	49,024	58,151	76,961	10,606	71,930	9,912
Work in progress(1)	106,981	160,069	127,744	17,605	182,515	25,152
Total	156,005	218,220	204,705	28,211	254,445	35,064

Note:
(1)
Work in progress represents vehicles in the process of landing deployment for sale.

Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweeper. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.2 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as approximately RMB50 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 24.3% from RMB204.7 million (US$28.2 million) as of December 31, 2024 to RMB254.4 million (US$35.1 million) as of March 31, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan.
The following table sets forth our inventory turnover days for the years/periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2025
Inventory turnover days(1)	167	313	308	439

Note:
(1)
Inventory turnover days are calculated using the average of opening balance and closing balance of inventories for a year/period divided by cost of sales for the relevant year/period and multiplied by days of the year/period, respectively.

Our inventory turnover days increased from 167 days in 2022 to 313 days in 2023. The increase was due to our decision to boost inventories to ease potential supply chain pressures, while the sales did not meet our expectations compared to our inventory growth. Our inventory turnover days decreased from 313 days in 2023 to 308 days in 2024. Our turnover days increased from 308 days in 2024 to 439 days in three months ended March 31, 2025. Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. For the years ended December 31, 2022, 2023, and 2024 and three months ended March 31, 2025, we recorded provision of inventories of nil, RMB6.4 million, RMB25.7 million and RMB21.9 million (US$3.0 million), respectively. Our inventory turnover days increased from 308 days in 2024 to 439 days in the three months ended March 31, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan.
We generally purchase materials based on sales demand and most of the work in progress will be subsequently sold or utilized within 1-2 years. As of May 31, 2025, RMB10.4 million (US$1.4 million), or 4.1% of our inventories as of March 31, 2025, had been sold or utilized subsequent to March 31, 2025. The major unsold or unutilized inventories age over 1 year are robosweepers we purchased in 2022 as part of a strategic expansion initiative. As of December 31, 2023 and 2024, we recorded impairment loss related to these robosweepers according to expected selling prices, which was attributed to increased storage age and reduced market acceptance based on our assessment. For other vehicles and materials held by us, no material inventory impairment was identified as of December 31, 2023 and 2024, respectively, based on aging reviews and market price assessments. There were no indications of significant obsolescence or a general decline in market acceptance of these products.
We proactively evaluate market changes and strategically store production supplies in anticipation of potential supply shortages. We made provision of the value of the production supplies and work in progress based on expected utilization and we recognized the amount of any provision when the net realizable value is lower than its cost. Further, we maintain strict inventory controls that ensure our supplier chain department routinely reviews inventory aging reports and takes necessary steps to minimize the risk of obsolescence. We will strengthen our planning of sales, improve supply chain management, and optimize our sales and business terms. We also plan to establish a more professional supply chain and inventory management team, to achieve optimal inventory levels.
As such, we believe that there is no recoverability issue for inventories and a sufficient provision has been made. See “Business—Logistics and Inventory Management—Inventory Management” for more information.
Other Payables, Deposits Received and Accrued Expenses
Our other payables, deposits received and accrued expenses primarily consisted of (i) government grants received with conditions, (ii) accrued payroll and social insurance, (iii) payables for professional services, (iv) taxes payable other than income taxes, and (v) others. The following table sets out a breakdown of our other payables, deposits received and accrued expenses as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Government grants received with conditions(1)	139,110	176,426	184,542	25,430	187,242	25,803
Accrued payroll and social insurance	56,879	55,818	96,593	13,311	51,187	7,054
Payables for professional services	5,674	4,470	27,134	3,739	26,425	3,641
Taxes payable and others	15,532	34,592	89,486	12,332	64,056	8,827
Total	217,195	271,306	397,755	54,812	328,910	45,325

Note:
(1)
The current portion of government grants with conditions mainly represent the grants received with certain requirements, such as completing foreign capital investment, achieving enterprise scale targets, completing R&D project acceptance, and tax contribution in a specified region.

Our other payables, deposits received and accrued expenses increased by 24.9% from RMB217.2 million as of December 31, 2022 to RMB271.3 million as of December 31, 2023, to RMB397.8 million (US$54.8 million) as of December 31, 2024, primarily due to (i) an increase in taxes payable other than income taxes and (ii) an increase in accrued payroll and social insurance. Our other payables, deposits received and accrued expenses decreased to RMB328.9 million (US$45.3 million) as of March 31, 2025, primarily due to the payment of employee year-end bonus resulting in a decrease in accrued payroll and social insurance. As of May 31, 2025, RMB76.7 million (US$10.6 million), or 23.3% of our other payables, deposits received and accrued expenses as of March 31, 2025, had been settled subsequent to March 31, 2025.
LIQUIDITY AND CAPITAL RESOURCES
Sources of Liquidity and Working Capital
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we financed our operating and investing activities mainly through historical equity financing activities. In October 2024, we completed our U.S. IPO on the Nasdaq Stock Market, raising gross proceeds of US$120.0 million combined with US$320.5 million concurrent private placement.

As of December 31, 2022, 2023 and 2024 and March 31, 2025, our cash and cash equivalents were RMB2,233.7 million, RMB1,661.2 million, RMB4,268.3 million (US$588.2 million) and RMB4,177.1 million (US$575.6 million), respectively. As of December 31, 2022, 2023 and 2024 and March 31, 2025, our time deposits were RMB1,057.3 million, RMB2,550.3 million, RMB620.1 million (US$85.5 million) and RMB251.5 milion (US$34.7 million), respectively. As of December 31, 2022, 2023 and 2024 and March 31, 2025, our financial assets at FVTPL were RMB1,218.5 million, RMB317.0 million, RMB1,742.1 million (US$240.1 million) and RMB1,747.7 million (US$240.8 million), respectively. Our financial assets at FVTPL primarily represent our investments in wealth management products and a listed company.
We believe our cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. We may, however, need additional cash resources in the future to satisfy capital requirements, respond to adverse developments or changes in our circumstances or unforeseen events or conditions, or fund organic or inorganic growth. If we determine that our cash requirements exceed the amount of cash we have on hand, we may seek to issue equity or equity-linked securities or obtain debt financing. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness could expose us to additional obligations and restrictions with respect to our operations. In the event that we are unable to secure sufficient financing resources in amounts or on terms acceptable to us, our business, financial condition and results of operations may be materially and adversely affected.
As of March 31, 2025, 34.8% and 65.2% of our cash, restricted cash, time deposits and current financial assets at FVTPL were held in mainland China and outside mainland China, respectively, and 9.2% and 90.7% were denominated in Renminbi and U.S. dollars, respectively. Our cash, restricted cash, time deposits and current financial assets at FVTPL as of March 31, 2025 outside mainland China were held primarily in Singapore, the U.S., and Middle East. For cash concentration disclosures, see Note 31(f) to our consolidated financial statements included elsewhere in this prospectus.
As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our mainland China subsidiaries only through loans or capital contributions. We expect to repatriate a portion of the proceeds from the Global Offering into our PRC operations for general corporate purposes within the business scope of our mainland China subsidiaries but such limitation under PRC laws and regulations could delay us from using the proceeds from the Global Offering to make loans or capital contributions to our mainland China subsidiaries. See “Risk Factors—Risks Related to Doing Business in Mainland China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our mainland China subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” and “Future Plans and Use of Proceeds.” The ability of our subsidiaries in China to make dividends or other cash payments to us is subject to various restrictions under PRC laws and regulations. See “Risk Factors—Risks Related to Doing Business in Mainland China—We may rely on dividends and other distributions on equity paid by our mainland China subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our mainland China subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”
A substantial majority of our revenue has been denominated in RMB for the years ended December 31, 2022, 2023 and 2024 and three months ended March 31, 2025. Under existing PRC laws and regulations, our mainland China subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following the applicable procedural requirements. However, our mainland China subsidiaries are allowed to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our mainland China subsidiaries are required to set aside at least 10% of their after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain statutory reserve funds until the total amount set aside reaches 50% of their registered capital. These reserves are not distributable as cash dividends. payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain procedural requirements are fulfilled. Therefore, historically, our mainland China subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. See “—Holding Company Structure.”

Furthermore, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of mainland China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our shares and ADSs.
Some of government grants received and anticipated to be received by our company are unconditional while some have conditions attached. Under the terms and conditions of the governments grants received and anticipated to be received, we are required to meet certain requirements of operational performance, such as operating in a specified area for a minimum period of time, or financial performance such as minimum revenue amount and tax payment in certain time period in the specified regions of mainland China.
We received government grants in cash of RMB24.9 million, RMB52.4 million, RMB19.5 million (US$2.7 million) and RMB0.1 million (US$14 thousand) for the years ended December 31, 2022, 2023, and 2024 and three months ended March 31, 2025, respectively. Almost all the grants were provided by the governments in mainland China and received in Renminbi.
In September 2024, we borrowed RMB50.0 million (US$6.9 million) at an annual interest rate of 2.9% with a term of two years. In November and December 2024, we borrowed certain loans with a total principal amount of RMB30.0 million (US$4.1 million) at an annual interest rate of 2.5% with a term of one year.
Cash Flows
The following table sets forth the movements of our cash flows for the years/periods presented:
	For the Year Ended December 31,				For the Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(670,381)	(474,890)	(593,595)	(81,800)	(134,041)	(345,583)	(47,623)
Net cash (used in)/generated from investing activities	(2,202,414)	(546,944)	325,505	44,856	551,051	293,654	40,467
Net cash generated from/ (used in) financing activities	2,184,588	446,954	2,823,875	389,140	(13,626)	(46,323)	(6,383)
Net (decrease)/increase in cash and cash equivalents	(688,207)	(574,880)	2,555,785	352,197	403,384	(98,252)	(13,539)
Cash and cash equivalents as of January 1	2,725,568	2,233,691	1,661,152	228,913	1,661,152	4,268,300	588,187
Effect of foreign exchange rate changes	196,330	2,341	51,363	7,078	(664)	7,008	966
Cash and cash equivalents at the end of the year/period	2,233,691	1,661,152	4,268,300	588,187	2,063,872	4,177,056	575,614
Operating Activities
Net cash used in operating activities in the three months ended March 31, 2025 was RMB345.6 million (US$47.6 million). The difference between the loss for the period of RMB385.1 million (US$53.1 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB128.6 million (US$17.6 million), mainly consisted of share-based compensation expenses of RMB99.7 million (US$13.7 million) and depreciation and amortization of RMB34.7 million (US$4.8 million), and (ii) a net increase in working capital, which represents total current assets less total current liabilities, by

RMB86.6 million (US$11.9 million). The net increase in working capital was primarily attributable to an increase in inventories of RMB59.8 million (US$8.2 million) mainly driven by increased stocking for foreseeable purchase orders, a decrease in other payables, deposits received and accrued expenses of RMB58.9 million (US$8.1 million) mainly due to the payment of bonus, partially offset by a decrease in trade receivables of RMB50.5 million (US$7.0 million) mainly due to enhanced cash collection from customers.
Net cash used in operating activities in 2024 was RMB593.6 million (US$81.8 million). The difference between the loss for the year of RMB2,516.8 million (US$346.8 million) and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,919.5 million (US$264.5 million), mainly consisted of share-based compensation expenses of RMB1,187.9 million (US$163.7 million) and changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB465.3 million (US$64.1 million), and (ii) a net decrease in working capital, which represents total current assets less total current liabilities, by RMB7.5 million (US$1.0 million). The net decrease in working capital was primarily attributable to an increase in other payables, deposits received and accrued expenses of RMB98.6 million (US$13.6 million), a decrease in trade receivables and contract assets of RMB43.2 million (US$6.0 million) mainly due to enhanced cash collection from customers, partially offset by (i) a decrease in amounts due to related parties of RMB68.4 million (US$9.4 million) for settlement of purchase orders to Yutong Group and Yuji and its affiliate, and (ii) an increase in inventories of RMB62.3 million (US$8.6 million) mainly driven by stocking for foreseeable purchase orders.
Net cash used in operating activities in 2023 was RMB474.9 million. The difference between the loss for the year of RMB1,949.1 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB1,585.2 million, mainly consisted of share-based compensation expenses of RMB931.8 million, changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB554.0 million, and (ii) partially offset by a net increase in working capital by RMB108.1 million. The net increase in working capital was primarily attributable to increase in trade receivables of RMB54.1 million mainly due to the aging deterioration of receivables and longer period for cash collection, increase in inventories of RMB68.5 million driven by increased stocking for foreseeable purchase orders, and an increase in prepayments, deposits and other receivables of RMB108.4 million primarily due to prepayments for the bulk purchase of autonomous driving sensors and increased payments made on behalf of customers.
Net cash used in operating activities in 2022 was RMB670.4 million. The difference between the loss for the year of RMB1,298.5 million and operating cash outflow was primarily the result of (i) the adjustment of non-cash items of RMB991.9 million, mainly consisted of changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB479.2 million, inducement charges of warrants of RMB125.2 million and share-based compensation expenses of RMB325.4 million, and (ii) partially offset by a net increase in working capital by RMB363.8 million. The net increase in working capital was primarily attributable to an increase in trade receivables and contract assets of RMB308.9 million and an increase in inventory of RMB41.5 million driven by the increase in the sales of our autonomous driving vehicles and provision of ADAS services and partially offset by (i) an increase in other non-current liabilities and other payables, deposits received and accrued expenses of RMB14.8 million and (ii) a decrease in prepayments to and amount due from related parties by RMB9.0 million.
To better manage operating cash flow, we will implement the following measures:
•
Cash Flow Budgeting.   Establish a detailed budget at the revenue and expenditure level, comparing planned versus actual figures to ensure expenditures align with our budget and allow for timely adjustments.

•
Cash Flow Forecast.   Regularly forecast inflows and outflows to maintain adequate funding and prevent shortages.

•
Cost Control.   Strengthen expense management to reduce unnecessary spending and improve funding efficiency.

•
Working Capital Optimization.   Accelerate our trade receivable collections and optimize inventory levels to reduce capital requirements.

•
Performance Monitor.   Analyze key metrics (e.g., current ratio, burn rate) to assess our funding health and adjust our financial strategies accordingly.

Specifically, we have set a 25-year budget target, adjusting departmental budget expenditures based on this goal. Through monthly and quarterly internal management reports and meetings, we will track budget revenue achievement, expense utilization progress, and funding use, allowing for quarterly forecasts and adjustments to ensure controlled funding use. Furthermore, management will hold monthly meetings to monitor trade receivable collection, to ensure continuous follow-up on aged receivables.
Investing Activities
Cash generated from investing activities in the three months ended March 31, 2025 was RMB293.7 million (US$40.5 million), consisting primarily of proceeds from maturity of time deposits of RMB367.8 million (US$50.7 million) and partially offset by payments for purchase of property and equipment of RMB74.9 million (US$10.3 million).
Cash generated from investing activities in 2024 was RMB325.5 million (US$44.9 million), consisting primarily of proceeds from maturity of time deposits of RMB5,156.8 million (US$710.6 million) and proceeds from sales of financial assets measured at FVTPL of RMB324.8 million (US$44.8 million), partially offset by payments for purchase of financial assets at FVTPL of RMB1,807.5 million (US$249.1 million) and purchase of time deposits of RMB3,257.0 million (US$448.8 million).
Cash used in investing activities in 2023 was RMB546.9 million, consisting primarily of purchase of time deposits of RMB2,915.3 million and payments for purchase of financial assets at FVTPL of RMB1,965.3 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB2,925.3 million and proceeds from maturity of time deposits of RMB1,454.4 million.
Cash used in investing activities in 2022 was RMB2,202.4 million, consisting primarily of purchase of financial assets at FVTPL of RMB2,041.2 million and purchase of time deposits of RMB1,487.9 million, partially offset by proceeds from sales of financial assets at FVTPL of RMB929.8 million.
Financing Activities
Cash used in financing activities in the three months ended March 31, 2025 was RMB46.3 million (US$6.4 million), consisting primarily of payment of withholding tax arising from the settlement of vested restricted share units of RMB50.8 million (US$7.0 million), payment of capital element of lease liabilities of RMB11.1 million (US$1.5 million) and payment of listing expenses relating to the public offering of RMB10.6 million (US$1.5 million), partially offset by proceeds from bank loan of RMB 30.0 million (US$4.1 million).
Cash generated from financing activities in 2024 was RMB2,823.9 million (US$389.1 million), consisting primarily of proceeds from issuance of ordinary shares relating to our U.S. IPO and exercise of the over-allotment option, net of commissions of RMB3,170.8 million (US$436.9 million) which was partially offset by payment of withholding tax arising from the settlement of vested restricted share units of RMB394.2 million (US$54.3 million).
Cash generated from financing activities in 2023 was RMB447.0 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB485.3 million.
Cash generated from financing activities in 2022 was RMB2,184.6 million, consisting primarily of proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights of RMB2,163.4 million.
Contractual Obligations
Our contractual obligations primarily include (i) our operating lease obligations, (ii) our obligations to repurchase equity interest of and make payment to certain investors in one of our subsidiaries if certain agreed performance condition is not satisfied, (iii) vehicle purchase agreements with our OEM partners, and (iv) research and development service agreement with another OEM partner.
Our operating lease obligations primarily related to the rentals for office premises, staff accommodations and garage in mainland China and outside mainland China. Our leasing expense was RMB33.1 million, RMB37.1 million, RMB40.2 million (US$5.5 million) and RMB12.5 million (US$1.7 million) for the years ended December 31, 2022, 2023 and 2024 and three months ended March 31, 2025, respectively.
The following table sets forth our operating lease obligations as of March 31, 2025.
		Payment Due by Period
	Total	Less Than 1 year	1–2 Years	2–5 Years
	(RMB in thousands)
Operating lease commitment	60,499	38,801	15,130	6,568
In addition, WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation among us and the shareholders of Wenyuan Yuexing, we have redeemed 15% equity from one of the investors in 2021. Our total liabilities under the aforementioned obligations were RMB41.3 million (US$5.7 million) as of March 31, 2025.
We entered into a vehicle purchase agreement with an affiliate of our shareholder, pursuant to which we committed to purchase vehicles with an aggregated purchase amount of RMB100.3 million (US$13.8 million) in 2024. As of March 31, 2025, we had paid RMB55.4 million (US$7.6 million) under this vehicle purchase agreement.
We also entered into a vehicle purchase agreement with a third-party OEM partner, pursuant to which we committed to purchase vehicles manufactured by this third-party OEM partner with an aggregated purchase amount of RMB32.7 million (US$4.5 million) in 2024 and 2025. As of March 31, 2025, we had paid RMB15.4 million (US$2.1 million) under this vehicle purchase agreement.
Furthermore, we entered into a research and development service agreement with another OEM partner, pursuant to which we will purchase research and development services with an aggregated purchase amount of RMB216.8 million (US$29.9 million) in 2024 and 2025. As of March 31, 2025, no research and development services had been provided and we have not paid any consideration yet.
We intend to fund our existing and future material cash requirements with our existing cash balance. Other than as discussed above, we did not have any significant capital or other commitments, long-term or other contractual obligations or guarantees, including relating to contracts entered into with our OEM partners and Tier-1 supplier partners, as of March 31, 2025.

CASH OPERATING COSTS
The following table sets forth key information relating to our cash operating cost for the years/periods presented:
	Year Ended December 31,				Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Personnel-related expenses(1)	471,217	566,735	725,604	99,991	178,103	285,199	39,301
Direct service and production costs, including materials(2)	260,165	127,462	193,345	26,644	102,857	57,081	7,866
R&D(3)	116,138	148,234	234,773	32,353	53,737	79,732	10,987
Product/servicing marketing(4)	6,697	6,466	16,340	2,252	1,520	4,711	649
Non-income taxes, royalties and other governmental charges	136	4,619	1,107	153	(2,109)	998	138
Total	854,353	853,516	1,171,169	161,393	334,108	427,721	58,941

Notes:
(1)
Cash operating costs relating to personal-related expenses represent the sum of payroll and employee benefits expenses under research and development expenses, administrative expenses, cost of revenue and selling expenses (excluding share-based compensation expenses which is non-cash in nature), adjusted for changes in other payables, deposits received and accrued expenses relating to payroll and employee benefits expenses as of previous and current end of period under the above operating expenses.

(2)
Cash operating costs relating to direct service and production costs, including materials, including cost of goods sold from cost of revenue (excluding employee benefit expenses and non-cash items under cost of revenue) adjusted for changes in prepayments and other receivables, inventories, trade payables and amounts due to related parties relating to cost of revenue as of previous and current end of period.

(3)
R&D costs under cash operating costs represent research and development expenses (excluding payroll and employee benefits expenses, share-based compensation expenses and non-cash items under research and development expenses) adjusted for changes in other payables, deposits received and accrued expenses relating to R&D activities as of previous and current end of period.

(4)
Cash operating costs relating to product/service marketing represent selling expenses (excluding payroll and employee benefits expenses and share-based compensation expenses and non-cash items under selling and marketing expenses) adjusted for changes in other payables, deposits received and accrued expenses relating to sales and marketing activities as of previous and current end of period.

INDEBTEDNESS
The following table sets forth the details of our indebtedness as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Current liabilities:
Preferred shares and other financial instruments subject to redemption and other preferential rights(1)	7,017,554	8,181,722	—	—	—	—
Lease liabilities–current	32,009	31,098	36,900	5,085	37,166	5,122
Put option liabilities–current(2)	—	—	41,099	5,664	41,260	5,686
Short-term bank loans	—	—	30,019	4,137	60,030	8,272
Non-current liabilities:
Lease liabilities–non-current	35,864	22,309	26,059	3,591	19,653	2,708
Put option liabilities–non-current(2)	39,812	40,449	—	—	—	—
Long-term bank loan	—	—	50,040	6,896	47,538	6,551
Total	7,125,239	8,275,578	184,117	25,373	205,647	28,339

Notes:
(1)
Preferred shares and other financial instruments subject to redemption and other preferential rights consisted of (i) other financial instruments issued to investors and (ii) convertible redeemable preferred shares. See Note 23 to our consolidated financial statements included elsewhere in this prospectus.

(2)
WeRide HK, Guangzhou Jingqi and two investors jointly established Wenyuan Yuexing and entered into a shareholders agreement in respect thereto. The investors injected capital of RMB36.0 million and RMB28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively. Pursuant to the terms of the shareholders agreement, the investors have the right to require us to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require us to pay any shortfall if their investment return falls below 10% of the original injection amount, if certain agreed performance condition is not satisfied. Based on negotiation among us and the shareholders of Wenyuan Yuexing, we have redeemed 15% equity from one of the investors in 2021. See Note 24 to our consolidated financial statements included elsewhere in this prospectus.

Bank Loans
As of December 31, 2022 and 2023, we did not have any bank loans. As of December 31, 2024 and March 31, 2025, we had bank loans of RMB80.4 million (US$11.1 million) and RMB107.6 million (US$14.8 million), respectively. The short-term bank loans we had bear an annual interest rate ranging from 2.3% to 2.5%, with a term of one year. The long-term bank loan we had bears an annual interest rate of 2.9%, with a term of two years.
The following table sets forth a breakdown of our bank loans as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Bank loans
Secured and unguaranteed	—	—	50,040	6,896	77,547	10,686
Unsecured and unguaranteed	—	—	30,019	4,137	30,021	4,137
Total	—	—	80,059	11,033	107,568	14,823
As of March 31, 2025, we had unutilized banking facilities of RMB40.0 million (US$5.5 million).
Lease Liabilities
Our lease liabilities primarily relate to our leased properties for office premises. Our lease liabilities decreased from RMB67.9 million as of December 31, 2022 to RMB53.4 million as of December 31, 2023, primarily due to a decrease in rents for the newly leased premises. Our lease liabilities increased from RMB53.4 million as of December 31, 2023 to RMB63.0 million (US$8.7 million) as of December 31, 2024, primarily due to our additional office lease. Our lease liabilties decreased from RMB63.0 million (US$8.7 million) as of December 31, 2024 to RMB56.8 million (US$7.8 million) as of March 31, 2025, primarily due to regular payment of rent.
The following table shows the remaining contractual maturities of our lease liabilities as of the dates presented:
	As of December 31,				As of March 31,
	2022	2023	2024		2025
	RMB	RMB	RMB	US$	RMB	US$
	(in thousands)
Within 1 year	32,009	31,098	36,900	5,085	37,166	5,122
After 1 year but within 2 years	20,626	15,658	20,883	2,878	13,881	1,913
After 2 years but within 5 years	15,238	6,651	5,176	713	5,772	795
	67,873	53,407	62,959	8,676	56,819	7,830
Indebtedness Statement
Our directors confirm that there has not been any material change in our indebtedness since March 31, 2025, being the latest practicable date for the purpose of our indebtedness statement, and up to February 6, 2025.

Our directors confirm that, as of the February 6, 2025, there was no restrictive covenant in our indebtedness which could significantly limit our ability to obtain future financing, nor did us experience any difficulty in obtaining bank loans and other borrowings, default in payment of bank loans and other borrowings or breach of covenant during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025. As of February 6, 2025, we did not have plans for other material external debt financing.
Except as disclosed above, we did not have, as of March 31, 2025, any outstanding debt securities, mortgage, charges, debentures or other loan capital (issued or agreed to be issued), bank overdrafts, loans, liabilities under acceptance or acceptance credits, or other similar indebtedness, leasing and financial leasing commitments, hire purchase commitments, guarantees or other material contingent liabilities.
CONTINGENT LIABILITIES
As of February 6, 2025, we did not have any contingent liabilities.
KEY FINANCIAL RATIOS
The following table sets forth certain of our key financial ratios for the years/periods and as of the dates presented.
	As of/Year Ended December 31,			As of/Three Months Ended March 31,
	2022	2023	2024	2025
Gross margin	44.1%	45.7%	30.7%	35.0%
R&D expenditure ratio(1)	74.5%	61.3%	47.8%	70.3%
Current ratio(2)	0.69	0.63	13.43	13.60

Notes:
(1)
R&D expenditure ratio is calculated by dividing the R&D expenditure by the total operating expenditure for the years/periods presented, which consisted of research and development expenses, administrative expenses and selling expenses, adjusted by adding back intangible assets acquired from third parties for R&D activities, and deducting amortization expense of intangible assets included in R&D expenses. See “—R&D Expenditure and Total Operating Expenditure” for details.

(2)
Current ratio is calculated based on total current assets divided by total current liabilities as of the dates presented.

R&D EXPENDITURE AND TOTAL OPERATING EXPENDITURE
During the periods presented, our R&D expenditure consisted of research and development expenses adjusted by adding back intangible assets acquired from parties and deducting amortization expense of intangible assets included in R&D expenses. The following table sets forth our R&D expenditure over the periods presented:
	Year Ended December 31,				Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	758,565	1,058,395	1,091,357	150,393	277,631	325,717	44,885
Adjustments:
Add: Intangible assets acquired from third parties	2,243	127	1,504	207	—	—	—
Less: Amortization expense of intangible assets included in R&D expenses	(283)	(281)	(300)	(41)	(72)	(110)	(15)
R&D expenditure	760,525	1,058,241	1,092,561	150,559	277,559	325,607	44,870
Total R&D expenditure			2,911,327(1)	398,850		3,236,934(2)	446,061

Notes:
(1)
Total R&D expenditure for the three financial years prior to Listing.

(2)
Total R&D expenditure over the periods presented.

The following table sets forth our total operating expenditure over the periods presented:
	Year Ended December 31,				Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Research and development expenses	758,565	1,058,395	1,091,357	150,393	277,631	325,717	44,885
Administrative expenses	237,236	625,369	1,138,802	156,931	117,783	123,881	17,071
Selling expenses	23,574	41,447	53,566	7,382	10,521	13,931	1,920
Adjustments:
Add: Intangible assets acquired from third parties and capitalized in R&D software	2,243	127	1,504	207	—	—	—
Less: Amortization expense of intangible assets included in R&D expenses	(283)	(281)	(300)	(41)	(72)	(110)	(15)
Total operating expenditure	1,021,335	1,725,057	2,284,929	314,872	405,863	463,419	63,861
Total operating expenditure(1)			5,031,321(2)	689,288		5,494,740(3)	757,195

Notes:
(1)
Total operating expenditure consisted of research and development expenses, administrative expenses and selling expenses, adjusted by adding intangible assets acquired from third parties for R&D activities, and deducting amortization expense of intangible assets included in R&D expenses.

(2)
Total operating expenditure for the three financial years prior to Listing.

(3)
Total operating expenditure over the periods presented.

The following table sets forth our R&D expenditure ratio for the years/periods presented and total R&D expenditure ratio over the periods presented:
	Year Ended December 31,			Three Months Ended March 31,
	2022	2023	2024	2024	2025
R&D expenditure ratio(1)	74.5%	61.3%	47.8%	68.4%	70.3%
Total R&D expenditure ratio			57.9%(2)		58.9%(3)

Notes:
(1)
Calculated by dividing the R&D expenditure for the years/periods presented by the total operating expenditure for the years/periods presented.

(2)
Calculated by dividing total R&D expenditure for the three financial years prior to Listing by total operating expenditure for the three financial years prior to Listing.

(3)
Calculated by dividing total R&D expenditure over the periods presented by total operating expenditure over the periods presented.

CAPITAL EXPENDITURE
Our capital expenditures were RMB82.7 million, RMB37.0 million, RMB85.5 million (US$11.8 million) and RMB74.9 million (US$10.3 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively. Capital expenditures primarily represent expenditures on payments for purchase of property and equipment, and intangible assets. The following table sets forth our capital expenditure for the years/periods presented:

	Year Ended December 31,				Three Months Ended March 31,
	2022	2023	2024		2024	2025
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
Purchase of property and equipment	(80,812)	(36,650)	(84,004)	(11,576)	(6,737)	(74,882)	(10,319)
Purchase of intangible assets	(1,881)	(304)	(1,504)	(207)	—	—	—
Total	(82,693)	(36,954)	(85,508)	(11,783)	(6,737)	(74,882)	(10,319)
We expect our capital expenditures to continue to be significant in the foreseeable future as we expand our business and continue to invest in technological development. We intend to fund our future capital expenditures with our existing cash balance and proceeds from the Global Offering. See “Future Plans and Use of Proceeds.” We may adjust our capital expenditures for any given year/period according to our development plans or in light of market conditions and other factors we believe to be appropriate.
INTERNAL CONTROL OVER FINANCIAL REPORTING
In connection with the audits of our consolidated financial statements included in the prospectus, we identified and our independent registered public accounting firm, in connection with their audits, identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
The material weakness identified is that we lack sufficient financial reporting and accounting personnel with appropriate knowledge of IFRS and the SEC reporting requirements to properly address complex IFRS accounting issues and related disclosures in accordance with IFRS and financial reporting requirements set forth by the SEC. The material weakness, if not remediated timely, may lead to material misstatements in our consolidated financial statements in the future. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.
We have implemented and plan to implement a number of measures to address the material weakness that has been identified in connection with the audit of our consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025. We have taken measures and plan to continue to take measures to remediate these deficiencies. We plan to (i) provide IFRS reporting training to enhance our team’s finance and accounting capabilities, (ii) hire more experienced professionals and engage external experts when needed to strengthen the financial reporting function, (iii) conduct regular internal control assessments, (iv) update financial reporting policies to ensure compliance, and (v) further improve our reporting processes for timely and accurate handling of complex accounting issues. However, we cannot assure you that all these measures will be sufficient to remediate our material weakness in time, or at all. See “Risk Factors—Risks Related to Our General Operations—If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”
As a company with less than US$1.235 billion in revenue for fiscal year of 2024, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act in the assessment of the emerging growth company’s internal control over financial reporting.
HOLDING COMPANY STRUCTURE
WeRide Inc. is a holding company with no material operations of its own. We conduct our business primarily through our subsidiaries in mainland China. As a result, our ability to pay dividends depends upon dividends paid by our mainland China subsidiaries. If our existing mainland China subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in mainland China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in mainland China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our wholly foreign-owned subsidiaries in mainland China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of mainland China is subject to examination by the banks designated by SAFE. Our mainland China subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
DIVIDEND AND DIVIDEND POLICY
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not pay or declare any dividend. According to our dividend policy, the Articles of Association and applicable laws and regulations, the determination to pay dividends will be made at the discretion of our directors and will depend upon, among others, the financial results, cash flow, business conditions and strategies, future operations and earnings, capital requirements and expenditure plans, any restrictions on payment of dividends, and other factors that our directors may consider relevant. We do not have a pre-determined dividend payout ratio. We will continue to re-evaluate our dividend policy in light of our financial condition and the prevailing economic environment.
As advised by our Cayman legal advisors, we are a holding company incorporated under the laws of the Cayman Islands, pursuant to which, the financial position of accumulated losses does not prohibit us from declaring and paying dividends to our shareholders, as dividends may still be declared and paid out of our share premium account notwithstanding our profitability, provided that our company satisfies the solvency test set out in the Cayman Companies Act.
WORKING CAPITAL CONFIRMATION
We recorded net current assets as of December 31, 2022, and 2023, excluding “preferred shares and other financial instruments subject to redemption and other preferential rights.” This item was classified as a current liability solely due to the presence of outstanding preferred shares and other financial instruments subject to redemption and other preferential rights prior to our U.S. IPO. All such preferred shares and other financial instruments subject to redemption and other preferential rights were converted into our shares in connection with our U.S. IPO. We recorded net current assets as of December 31, 2024, and March 31, 2025, respectively.
The directors are of the opinion that, taking into account of the financial resources available to us, including cash and cash equivalents and the estimated net proceeds from the Global Offering, we have sufficient working capital for our requirements for at least the next 12 months from the date of this prospectus.
Our cash burn rate refers to the average monthly aggregate amount of (i) net cash used in operating activities, (ii) payments for purchase of property and equipment, (iii) payments for purchase of intangible assets, (iv) payment of capital element of lease liabilities, and (v) payment of interest element of lease liabilities. Our historical cash burn rate was RMB65.9 million, RMB46.1 million, RMB60.5 million, RMB51.4 million and RMB144.1 million (US$19.9 million) for the years ended December 31, 2022, 2023 and 2024 and three months ended March 31, 2024 and 2025, respectively, which were mainly due to our investment in R&D activities. The increase in the cash burn rate from the year ended December 31, 2024 to the three months ended March 31, 2025 was primarily attributable to higher purchase of vehicle inventories in anticipation of foreseeable purchase orders, and an increase in purchase of property and equipment for R&D activities. The total cash used during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 in relation to the historical cash burn rate was RMB2,502.6 million (US$344.9 million). We had cash, cash equivalents and time deposits of RMB4,428.5 million (US$610.3 million) and current financial assets at FVTPL of RMB1,701.2 million (US$234.4 million) as of March 31, 2025. We estimate that we will receive net proceeds of approximately HK$[1.9] billion after deducting the underwriting fees and expenses payable by us in the Global Offering, assuming that the Over-allotment Option is not exercised and based on the Maximum Public Offer Price of HK$[46.0] per Offer Share. Assuming that the average cash burn rate going forward will be RMB80.0 million, based on the underlying assumptions that (i) we will increase our investment in research and development and recruit more engineers and technical talents to maintain our technological advantage; (ii) we do not expect substantial capital investment; and (iii) we do not expect significant acquisitions of fixed assets, we estimate that our cash and cash equivalents and current financial assets at FVTPL will be able to maintain our financial viability for approximately 77 months or, if we take into account 10% of the estimated net proceeds from the Global Offering (namely, the portion allocated for our working capital and other general purposes), approximately [79] months or, if we take into account 100% of the estimated net proceeds from the Global Offering, for approximately [100] months. We will continue to monitor our cash flows from operations closely and maintain our financial viability through a variety of means, including, among others, banking facilities and external financings. See “—Indebtedness.”
DISTRIBUTABLE RESERVES
As of March 31, 2025, we did not have any distributable reserves.
RELATED PARTY TRANSACTIONS
We enter into transactions with our related parties from time to time. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we entered into various related party transactions. See Note 33 to our consolidated financial statements included elsewhere in this prospectus.
Our directors are of the view that each of the significant related party transactions set out in Note 34 to our consolidated financial statements included elsewhere in this prospectus was conducted on an arm’s length basis and would not distort our track record results or make our historical results not reflective of our future performance.
OFF-BALANCE SHEET COMMITMENTS AND ARRANGEMENTS
As of February 6, 2025, we had not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our historical financial information. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Our activities expose us to a variety of financial risks, including credit risk, liquidity risk, interest rate risk, foreign currency risk, fair value measurement and cash concentration. Our overall risk management procedures focus on the unpredictability of financial markets and seek to minimize potential adverse effects on our financial performance. See Note 31 to our consolidated financial statements included elsewhere in this prospectus.
Credit Risk
We are exposed to credit risk in relation to our trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables. Our exposure to credit risk arising from time deposits, financial assets at FVTPL, cash, cash equivalents and restricted cash is limited because the counterparties are banks with high-credit-quality, for which we consider to have low credit risk. We do not provide any guarantees which would expose us to credit risk.
Our exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when we have significant exposure to individual customers. As of December 31, 2022, 2023 and 2024 and March 31, 2025, 26%, 44%, 28% and 18% of the total trade receivables and contract assets were due from our largest customer, 91%, 47%, 37% and 60% of the total trade receivables, prepayments and amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from our five largest customers, respectively.
We performed individual credit evaluations on all our customers requiring credit over a certain amount, focusing on our customer’s past history of making payments when due and current ability to pay, and take into account information specific to our customer as well as pertaining to the economic environment in which our customer operates. Trade receivables are due within 30 to 90 days from the invoice date. We generally do not obtain collateral from our customers.
Liquidity Risk
Individual operating entities within our Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the board of directors when the loans and borrowings exceed certain predetermined levels of authority. Our policy is to regularly monitor our liquidity requirements and our compliance with lending covenants, to ensure that we maintain sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet our liquidity requirements in the short and longer term.
Interest Rate Risk
Interest-bearing financial instruments at variable rates and at fixed rates expose us to cash flow interest rate risk and fair value interest risk, respectively. We determine the appropriate weight of the fixed and floating rate interest-bearing instruments based on the current market conditions and perform regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. We do not enter into financial derivatives to hedge interest rate risk.
Foreign Exchange Risk
We are exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a currency other than the respective functional currencies of our companies. Foreign exchange rate risks exist primarily for the U.S. dollar.
As of March 31, 2025, we had cash and cash equivalents denominated in U.S. dollar amounting to US$293.5 million, trade receivables in U.S. dollar amounting to US$1.6 million and intercompany payables in U.S. dollar amounting to US$205.6 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in a decrease of RMB64.9 million in cash and cash equivalents, trade receivables and intercompany payables. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on March 31, 2025 would result in an increase of RMB64.9 million in cash and cash equivalents, trade receivables and intercompany payables. We have not used any derivative financial instruments to hedge exposure to foreign exchange risk. We monitor our currency risk exposure by periodically reviewing foreign currency exchange rates and will consider hedging significant foreign currency exposure should the need arise.
In addition, the value of your investment in our ADSs will be affected by the exchange rate between the U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Exchange differences on translation of financial statements of foreign operations
The results of foreign operations are translated into RMB at the average exchange rates for the period. Statement of financial position items are translated into RMB at the foreign exchange rates at the end of the years/periods presented. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve. The exchange differences on translation of foreign operations, which will not be reclassified to profit or loss in subsequent periods, arose from our subsidiaries located in Hong Kong and the United States. These subsidiaries, like the parent company, use U.S. dollars as their functional currency. The financial statements of those subsidiaries had been directly translated into the presentation currency, i.e., RMB, and the exchange differences had been separately accumulated in respect of these subsidiaries. Therefore, no reclassification of these differences in respect of those subsidiaries is required or permitted in our consolidated financial statements because these subsidiaries were not foreign operations from the currency perspective, in which these subsidiaries conducted business activities.
LISTING EXPENSES INCURRED AND TO BE INCURRED
Listing expenses include professional fees, underwriting commission, and other fees incurred in connection with the Global Offering. We estimate that our listing expenses will be approximately HK$[118.3] million, representing approximately [5.83]% of the gross proceeds from the Global Offering (based on the Maximum Public Offer Price of HK$[46.0] per Offer Share), which consist of (i) underwriting-related expenses (including but not limited to commissions and fees) of approximately HK$[71.0] million, and (ii) non-underwriting-related expenses of approximately HK$[47.3] million, including (a) fees and expenses of legal advisers and accountants of approximately HK$[31.1] million, and (b) other fees and expenses of approximately HK$[16.2] million. HK$[66.7] million of the listing expenses which is directly attributable to the issue of our shares to the public in the Global Offering is expected to be recognized directly as a deduction from equity upon the listing, HK$[18.6] million has been charged to profit or loss during last three financial years ended December 31, 2024 and the three months ended March 31, 2025, and the remaining amount of HK$[33.0] million of the listing expenses is expected to be expensed prior to the listing.

INDUSTRY
The information presented in this section has been derived from an industry report dated         and commissioned by us and prepared by CIC, an independent research firm, to provide information regarding our industry and the regions in which we operate, including our general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates. Neither we nor any other party involved in the Global Offering has independently verified such information, and neither we nor any other party involved in the Global Offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.
OVERVIEW OF GLOBAL AUTONOMOUS DRIVING MARKET
Autonomous driving refers to the technological capabilities of vehicles to navigate and operate independently without human intervention. The Society of Automotive Engineers, a global professional association and standards organization, categorize autonomous driving into six levels, ranging from full control by a human driver, supported by advanced safety features, to vehicles that can operate entirely without any human input:
The most significant transformation for autonomous driving occurs at L4 and above, where vehicles can be truly “driverless.” L4 technology offers a solution to reduce accidents, enhance traffic flow, supplement human labor, and produce safer roads. The demand for smart cities, effective and efficient transportation systems, and sustainability is expected to fuel an exponential growth for L4 autonomous driving market.
L4 technology is fundamentally different from L2/L3 technology. L2 and L3 systems are designed to mimic an experienced driver, but they still rely on human intervention at certain times and function primarily as driver-assistance features. L4 systems must operate completely driverless. They are required to handle unexpected situations that even seasoned drivers may struggle with. The leap from L2/L3 to L4 calls for greater redundancy, more complex technology and algorithm, and higher safety standards. Consequently, L2/L3 companies may find it challenging to leverage their existing technology capabilities to develop L4 systems, whereas L4 systems are poised to surpass human driving capabilities and create significant barriers for L2 and L3 technologies.
In 2024, the market size in terms of revenue was US$31 billion, which is expected to reach US$1,553 billion by 2030, at a CAGR of 92% from 2024 to 2030, and further to US$8,290 billion by 2035, at a CAGR of 40% from 2030 to 2035. The L4 and above sector is anticipated to grow at an even faster rate, expected to represent 94% and 98% of the global market by 2030 and 2035, respectively, in terms of revenue.
OVERVIEW OF GLOBAL L4 AND ABOVE AUTONOMOUS DRIVING MARKET
L4 autonomous driving has the potential to transform our way of life. Globally, approximately 43.2 million traffic accidents occur per year, with over 90% attributable to human error. L4 vehicles, equipped with advanced sensors and algorithms, are designed to react to various driving situations with high precision, reducing accidents caused by distractions, fatigue, miscalculation or other human errors. Beyond safety, L4 autonomous technology can address labor shortages and imbalances by providing stable and reliable alternative solutions, as L4 vehicles can operate continuously and consistently without human intervention.

The global market for L4 and above autonomous driving was US$1.0 billion in 2024, which is expected to reach US$1,464 billion by 2030, at a CAGR of 238% from 2024 to 2030, and further to US$8,097 billion by 2035, at a CAGR of 41% from 2030 to 2035.
Market Size of Global L4 and Above Autonomous Driving by Use Cases, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, government statistics, listed companies’ public filings, news
Note:
*
“Other applications” mainly include applications in factories, mines, ports, last-mile delivery scenarios and other L4 and above passenger vehicles.

Globally, autonomous driving is gaining traction, with various regions creating favorable environments for its development. Countries such as the United States, Singapore, the UAE and China have introduced rules governing the testing of autonomous vehicles, while nearly 20 countries now allow trials and commercial deployment of these vehicles. Mainland China stands out due to its complex road conditions that drive rapid algorithm iteration, advanced infrastructure like 5G and smart city technology, and strong consumer demand for intelligent vehicle features. In the Asia-Pacific region, countries such as Singapore, South Korea, and Japan are implementing supportive guidelines and refining legal frameworks to encourage research and commercial applications. The Middle East region is investing heavily in autonomous mobility through large-scale smart city projects and sustainability initiatives, with regions like Dubai and Saudi Arabia setting ambitious targets for autonomous transportation adoption. In the U.S., legislative efforts and regulatory updates have facilitated research, testing, and large-scale commercialization, including policies that allow fully autonomous vehicles without traditional controls. Meanwhile, Europe is fostering innovation through collaborations between automakers and autonomous driving solution providers, with Germany leading the way by introducing passenger vehicles with advanced automation that require zero human intervention in certain scenarios.

Market Size of Global L4 and Above Autonomous Driving by Region, 2022-2030E

Notes:
(1)
The Asia-Pacific region does not include China

(2)
MENA refers to the Middle East and North Africa region

The commercialization of L4 and above autonomous driving is expected to take shape in various use cases. Among all use cases, robotaxi is sitting on a trillion-worth mobility market, and is expected to take up a significant proportion of the market share and display the greatest growth momentum. Robobuses, robovans and robosweepers are also gaining traction. Robobuses are emerging as a viable solution for public transportation. Robovans provide efficient logistics solutions for urban delivery, while robosweepers are designed for automated cleaning in public spaces, enhancing urban maintenance and reducing labor costs. The total addressable markets for robotaxi, robobus, robovan, and robosweeper in 2030 are expected to be approximately US$3,500 billion, US$2,000 billion, US$360 billion, and US$120 billion, respectively. There is currently a limited pool of customers using L4 vehicles as this industry is still evolving. See “Risk Factors—Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.”
These L4 and above autonomous vehicles will spawn innovative services. Given the complexity of the autonomous driving technology, companies in this space could provide comprehensive operational services to partners, which could cover route planning, scheduling, fleet management, vehicle maintenance, vehicle tracking, delivery routes optimization, and other critical functions. Autonomous driving companies are in the best position to develop, refine, and deliver services that are integral to the L4 vehicles they sell, and maximize the value of these vehicles.
The urban road represents the most challenging yet promising operational scenario for L4 autonomous vehicles. Navigating this environment demands robust technological capabilities, as L4 vehicles must handle complex mixed traffic flows, including cars, buses, and others, while responding in real-time to dynamic elements like traffic signals, converging traffic, pedestrians, and unexpected events such as accidents. The scenario’s complexity necessitates that L4 companies achieve a higher level of product reliability and safety to pass more stringent government testing and licensing, as compared to other use cases. Moreover, it provides valuable opportunities to gather high-quality data, crucial for rapid technology improvements and maintaining a competitive edge in the market. The global market size for L4 autonomous driving in this sector is expected to increase from US$0.2 billion in 2024 to around US$1,000 billion in 2030.

Global Competitive Landscape for L4 Autonomous Driving Market
for City Roads, 2024*
Ranking	Company	Market share in terms of revenue
(%)
1	Company A(1)	~37
2	WeRide	~22
3	Company B(2)	~10
4	Company C(3)	~7
5	Company D(4)	~6

Notes:
*
The market share for each competitor is calculated by dividing their revenue generated from L4 autonomous vehicles on city main roads by the total revenue of the L4 autonomous driving market on city roads. City road refer to vehicle lanes for motorized vehicles.

(1)
Company A is a U.S.-based privately-held autonomous driving company.

(2)
Company B is a China-based privately-held autonomous driving company.

(3)
Company C is a China-based privately-held L4 autonomous driving company.

(4)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

OVERVIEW OF GLOBAL ROBOTAXI MARKET
Robotaxi is one of the most commercially viable applications of autonomous driving technology: robotaxis can significantly reduce operating costs, allowing operators to achieve higher profit margins. Unlike other autonomous vehicles that may be limited to specific routes or functions, robotaxis can operate continuously without the constraints of human schedules. Robotaxis also operate in the most complex and dynamic open urban environment, characterized by varied road types, unpredictable routes, and a wide range of obstacles, including vehicles, pedestrians, and non-standard objects. This challenging environment provides valuable data for refining algorithms and frequent iterations, establishing high technical barriers while offering opportunities to expand into other driving scenarios.
Robotaxi is expected to keep riding on the upward industry trend and rapidly approach large-scale commercialization in the coming years. The global robotaxi market is projected to grow rapidly. The market size was below US$1 billion in 2024, which is expected to reach US$587 billion by 2030, at a CAGR of 367% from 2024 to 2030, and further to US$2,992 billion by 2035, at a CAGR of 39% from 2030 to 2035.
The market sizes for robotaxi operation and sales were both below US$1 billion in 2024, and are expected to grow to US$431 billion and US$156 billion by 2030, respectively, at CAGRs of 351% and 456% from 2024 to 2030, respectively. The market sizes for robotaxi operation and sales are expected to further grow to US$2,594 billion and US$398 billion by 2035, at CAGRs of 43% and 21% from 2030 to 2035, respectively.

Market Size of Global Robotaxi Market, 2022-2035E

Sources: CIC Report; interviews with market participants, industry publications, listed companies’ public filings, news
Unit Economics for Robotaxis
Robotaxis offer superior unit economics and higher profitability compared to traditional taxi. By 2030, robotaxi can save up to around 90% of labor cost as compared to traditional mobility. The adoption of robotaxi in China alone is expected to reduce the overall operating cost and enlarge the profit headroom to 50% by 2030. Furthermore, robotaxi is expected to enable more significant cost-saving in other countries such as the United Kingdom, United Arab Emirates, and United States where labor and other operation costs account for a larger portion of the total cost, unlocking a profit margin headroom from 60% to around 80% by 2030. As economies of scale start to surface and the supervisor-to-vehicle ratio improves, the unit economics of robotaxis are expected to further enhance globally.
Unit Economics Analysis for Robotaxi in China, UK, UAE, and US, 2030E

Sources: CIC Report; interviews with market participants, industry publications, news
Notes:
*
The estimates are based on the assumptions that (i) supervisor-vehicle ratio is 1:10 and (ii) robotaxis follow the operating schedules of traditional taxis

**
Other operation cost includes license, parking, and maintenance costs

Value Chain for Robotaxis Sector
Autonomous driving companies operating robotaxis are able to generate revenue through multiple segments across the industry value chain. Within this sector, numerous companies adopt a variety of business models. Some provide end users with autonomous driving services directly, while others offer comprehensive autonomous driving solutions, including technology and operational support services, to their operation partners. Companies may charge a one-time fee for the sale or lease of autonomous vehicles, followed by recurring fees based on autonomous driving services. Additionally, they can charge fees directly to passengers through their own platforms or in collaboration with go-to-market partners, such as ride-hailing platforms. See “Business—Our Autonomous Driving Products and Solutions” for more details regarding WeRide’s business model.
Becoming a successful autonomous driving company requires not only advanced technology but also robust technological support and deep collaborations across the industry value chain. This includes strong partnerships in the upstream sector with key component providers, as well as OEM collaborations such as those seen with Geely and Yutong, which provide deep customization and adaptation for robotaxis and robobuses. From a software development perspective, it is crucial to have substantial infrastructure capabilities that can significantly enhance development efficiency. Furthermore, downstream operational proficiency is essential, along with deep cooperation with ride-sharing platforms to directly reach billions of end users. Such comprehensive strategies ensure that companies can deliver efficient, reliable, and scalable autonomous driving services while maintaining a competitive edge in the market.
Illustrative Value Chain for Robotaxi Sector

Source: CIC Report
Note:
*
“Operational partners” in the above diagram include mobility platforms and automobile leasing and financing companies who hold assets

While L4 autonomous driving companies hold a pivotal position within the value chain, only a select few have successfully forged comprehensive partnerships across it. Leading companies like WeRide have created a full-service platform in the industry that provides autonomous vehicles and a diverse array of L4 autonomous driving value chain services from data toolchains to proprietary ride-sharing mobile applications. Such a full-service platform is not only beneficial to the development and growth of all stakeholders in the industry, but also positions the leading L4 technology companies with significant bargaining power. Such firms are uniquely positioned to explore innovative business models, including partnerships with operation partners, enabling direct access to billions of end users and the potential for a revenue-sharing model that drives sustainable growth.

The below chart sets forth the service coverage of stakeholders for L4 technology companies with commercial deployment of robotaxis:
Company	OEM Partners	Operation Partners	Ride-sharing Platforms	End Users
WeRide	√	√	√	√
Company E(1)	√	X	√	√
Company A(2)	√	√	√	√
Company D(3)	√	X	X	√

Notes:
*
As of February 6, 2025.

(1)
Company E is a China-based Nasdaq-listed autonomous driving company.

(2)
Company A is a U.S.-based privately-held autonomous driving company.

(3)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

Comparison of Global L4 Robotaxi Companies
The competitive landscape for L4 autonomous driving is rapidly evolving, characterized by intense rivalry among several key players competing for dominance in this transformative sector. L4 companies are not only pushing technological boundaries but also innovating their business models to reshape urban mobility on a global scale. Despite the advancements made by other competitors, WeRide remains a unique competitor. To date, it is the sole provider with a unified platform that is both highly scalable and transformative, effectively addressing various urban lifestyle and travel needs. This innovative platform not only integrates various vehicle types but also delivers extensive functionality, interconnectivity, and simplicity, catering to city planners and sharing economy platforms alike.
Notably, the robotaxi sector is expected to advance towards extensive commercialization in the near future. As operational efficiencies rapidly improve and unit economics turn positive, the robotaxi model stands ready for rapid and widespread deployment. Current market leaders, such as WeRide, are expected to maintain their leadership positions and compete for larger market shares in the robotaxi industry. The successful deployment of robotaxis will enable Level 4 autonomous driving companies to gather valuable data and refine their products and solutions, thereby enhancing efficiency and reducing costs. As these improvements accumulate, they foster a virtuous cycle that supports faster expansion and adoption of robotaxis across different regions and markets.
Our market share was 12.2% in terms of global L4 robotaxi revenue in 2024. The following table presents the comparison of WeRide and other top players in global L4 autonomous driving industry focusing on robotaxi sector.
Comparison of WeRide with Other Global L4 Autonomous Driving Companies with Robotaxi Operation
	WeRide	Company E(1)	Company A(2)	Company D(3)
Offerings	• Robotaxi • Robobus • Robovan • Robosweeper • ADAS	• Robotaxi • Robotruck • ADAS	• Robotaxi • Robo logistics vehicle	• Robotaxi
Fleet size (robotaxi)*	~400	~250	~700	~2,300
Countries for operation (robotaxi)**	4	1	1	1
Cities for operation (robotaxi)**	5	4	3	11
Start of public robotaxi operation	2019	2021	2020	2021

	WeRide	Company E(1)	Company A(2)	Company D(3)
No regulatory discipline**	√	X	√	X
Market share in terms of international robotaxi revenue, %, 2024***	~10	~2	~88	~0

Notes:
*
As of December 31, 2024. “Fleet size” refers to the accumulated shipment of L4 and above vehicles, and is frequently used as an industry benchmark, according to CIC. It includes both (i) the accumulated sales volume and (ii) the current size for self-operated L4 and above vehicles.

**
As of February 6, 2025.

***
The market share for each competitor is calculated by dividing their revenue generated from robotaxi excluding China by the total revenue of the non-China robotaxi market.

(1)
Company E is a China-based Nasdaq-listed autonomous driving company.

(2)
Company A is a U.S.-based privately-held autonomous driving company.

(3)
Company D is a China-based Nasdaq-listed company that develops driverless vehicles, among other businesses.

Key Challenges Associated with Robotaxis Deployment and Commercialization
•
Technology.   Autonomous driving is difficult technologically and challenging to reliably deliver in real world settings, due to limited off-the-shelf commercial solutions, shortage of high-quality and properly annotated data, suboptimal hardware and software design and integration, and the lack of reliability, connectivity and coverage of corner cases. These challenges call for custom-built infrastructure that can handle training, development and deployment of L4 solutions, as well as solutions that can enable and monitor the operations of vehicles in a variety of road conditions and environments.

•
Safety.   Safety is of paramount importance to autonomous driving companies, not only because any mistake can lead to severe consequences, but also because consumers and the public are much less tolerant towards machine errors than human errors. As such, it’s far from enough for autonomous driving systems to be just safer than average human driver, they must function flawlessly. However, factors such as unusual behaviors from other vehicles, unexpected road conditions, and difficulties in precise localization can make it extremely challenging for autonomous driving companies to maintain a perfect safety record.

•
Consumer acceptance.   As access to robotaxis increases and more people have the opportunity to experience them firsthand, comfort levels are generally rising. However, many consumers still have concerns about safety, reliability, and the technology’s ability to handle complex driving scenarios. In addition, skepticism may persist among those who have not yet experienced robotaxis or other autonomous driving vehicles, leading to hesitation in embracing this new mode of transportation.

•
Regulatory support.   The advancement of autonomous driving technology faces significant challenges related to regulatory support, primarily due to a fragmented regulatory landscape. Different regions and countries have varying laws and regulations governing autonomous driving vehicles, which complicates the development and deployment of these technologies on a global scale. In addition, the differing priorities of stakeholders, including manufacturers, local governments, and safety advocates, create further complexities as each group may have unique concerns and objectives. While receptivity to autonomous driving is increasing among regulators and policymakers, it often lags behind the rapid pace of technological advancements. This disconnect can lead to uncertainty for developers and hinder the timely introduction of innovative solutions.

•
Scaling.   Scaling up a robotaxi operation is challenging, as it requires not only technological advancements but also operational expertise. Fundamentally different from traditional cars and taxis, robotaxis require the integration of advanced technology and systems not found in traditional vehicles. Efficient market entry can benefit from standardized deployment and operational procedures, which can only be developed through extensive real-world operational experience. In addition, the operation of robotaxis requires a robust and scalable supporting infrastructure, including maintenance facilities, charging stations, service operations, and more.

Key Growth Drivers for Robotaxi Deployment and Commercialization
•
Robust technology that has been tested in real-world conditions and is continually advancing.   Significant advancements have been achieved in autonomous driving technologies, including improvements in sensor technology, AI, machine learning, and vehicle-to-everything communication. However, autonomous driving, especially at L4 and above, remains in relatively early stages and has not yet been tested extensively in real-world conditions. Real-world testing is essential for validating and building confidence in the safety and efficiency of robotaxis. In addition, ongoing technological advancements are crucial for addressing the complexities of real-world driving scenarios and enabling robotaxis to adapt to diverse environments effectively.
•
Growing public confidence and acceptance of autonomous driving.   Growing public confidence and acceptance of autonomous driving is a crucial driver for the growth of the robotaxi industry. As more individuals experience robotaxis, more real-world data will be generated and used to further enhance the development and functionality of these vehicles. Moreover, increased public confidence in autonomous driving will encourage the establishment of infrastructure that supports this technology and the making of favorable governmental policies relating to autonomous driving. These, in turn, will accelerate the transition toward a future where autonomous driving becomes a standard mode of transportation.

•
A proactive stance from regulators to explore innovative policies and expand operational regions.    A proactive regulatory approach is essential for the growth of the robotaxi industry, particularly as it differs significantly from traditional vehicle operation. Existing regulations based on conventional driving may not effectively address the unique challenges of autonomous vehicles. Therefore, regulators should collaborate closely with industry experts to gain a comprehensive understanding of autonomous driving technology and develop forward-thinking policies. As innovation in autonomous driving accelerates, regulations often lag behind, risking stifling progress. By establishing a cohesive regulatory framework across regions and standardizing regulations, authorities can create a supportive environment for the development and deployment of autonomous vehicles, enhancing public safety and fostering innovation in this transformative sector.

•
Expanding ecosystem that encompasses fleet management, maintenance, financing and insurance services.    Fleet management, maintenance, financing, and insurance services are essential for the growth of the robotaxis industry. Fleet management improves operational efficiency by optimizing vehicle performance and enabling real-time monitoring. Maintenance services utilize advanced diagnostics and predictive technologies to minimize downtime and keep vehicles in optimal condition. Tailored financing options make autonomous vehicles more accessible to businesses and consumers, while the insurance sector adapts to address unique risks associated with autonomous driving technologies. Collectively, these services can facilitate a smoother transition to widespread adoption of autonomous vehicles.

•
Consumer platforms rather than OEMs will drive proliferation of L4.   Consumer platforms, such as the ride-hailing service provider, are expected to play a crucial role in the proliferation of L4 autonomous vehicles, rather than traditional OEMs. By freeing human drivers from the responsibilities of driving, L4 technology is ideally positioned to enable consumer platforms to reduce cost and complexity in driver management, crossing a key barrier to rapid growth. This shift is particularly relevant for sharing economy platforms, which stand to benefit immensely from the efficiencies and cost reductions associated with autonomous driving capabilities.

Favorable Regulatory Initiatives for Robotaxi
The increasing awareness of the various benefits of autonomous driving has accelerated the making of favorable governmental policies relating to the autonomous driving technology and industry development around the world.
Take China as an example, as early as in 2017, regulations were issued in Beijing to regulate the road testing of autonomous driving vehicles. In 2020, the Guangzhou Municipal Government issued the first driverless test permit in China, pioneering in the road test of robotaxi. In November 2021, Beijing led the issuing of permits allowing paid robotaxi service, marking a watershed moment for robotaxi from testing to the start of commercial operation. In 2023, the Ministry of Transport of China issued draft guidelines that encourage the use of autonomous cars in taxi services under certain conditions, in a move to help accelerate the commercialization of autonomous vehicles. The guidelines also established corresponding safety and supervision management systems, providing a policy framework for the further promotion of robotaxis and ensuring their large-scale commercialization progresses smoothly and within legal and regulatory boundaries.

OVERVIEW OF GLOBAL L4 AUTONOMOUS DRIVING MARKET FOR OTHER USE CASES
In addition to robotaxi, L4 technology also powers buses, intra-city and inter-city logistics vehicles, sweepers, other industrial and urban service vehicles and other passenger vehicles. Use cases in public utilities and industrial settings such as robobus and robosweeper are expected to commercialize on a large scale starting from 2025.
•
Robobus.   Robobus, expected to be one of the earliest commercial applications of autonomous driving due to its largely pre-determined routes, began deployment in closed environments in 2018, expanded to open roads in 2020, and achieved driverless operation in 2021. The global robobus market is below US$0.1 billion by 2024, growing to US$47 billion by 2030 and US$123 billion by 2035. Robobus addresses the pressing shortage of bus drivers, a significant challenge for public transportation worldwide, as evidenced by a 7% unfilled position rate for bus and coach drivers in Europe in 2021. With the ability to operate safely and driverless for extended hours, robobus presents an ideal solution to these issues, enhancing public transit options for city dwellers facing an aging workforce in this sector.

Global Competitive Landscape of Robobus, 2024
Ranking	Company	Market share in terms of revenue
(%)
1	WeRide	~36
2	Company F(1)	~32
3	Company G(2)	~14

Notes:
(1)
Company F is a China-based privately held autonomous driving company.

(2)
Company G is a China-based privately held autonomous driving company.

•
Robo logistics vehicles.   The global market for robo logistics vehicles is US$0.17 billion in 2024 and expected to reach US$746 billion by 2030 and US$4,656 billion by 2035. Due to their technical similarities with robotaxis and robobuses, together with ready hardware and favorable regulations, robo logistics vehicles have been commercialized for intra-city use since 2022, primarily on pre-determined routes from distribution centers to sub-centers. By 2035, the global intra-city transportation market is anticipated to reach above US$1,685 billion. The adoption of L4 intra-city robo logistics vehicles is expected to reduce overall operating costs by 40%, decreasing from around US$34 thousand per year for traditional vehicles to around US$20 thousand per year for robo logistics vehicles in China by 2025.

Global Competitive Landscape of Robovan, 2024*
Ranking	Company	Market share in terms of revenue
(%)
1	Company B(1)	~62
2	Company H(2)	~26
3	WeRide	~9
4	Company I(3)	~1

Notes:
*
Robovan refers to robologistic vehicles mainly operating on city roads.

(1)
Company B is a China-based privately-held autonomous driving company.

(2)
Company H is an autonomous driving business unit of a public company.

(3)
Company I is a China-based privately-held autonomous driving company.

•
Robosweepers.   Robosweepers can replace human labor in city sanitation, operating efficiently all day and in all weather conditions while reducing costs. The global robosweeper market was US$0.2 billion in 2024, and is expected to grow to US$60 billion by 2030 and to US$200 billion by 2035. Street sanitation is labor-intensive and poses health and safety risks, as workers often face long hours in dangerous environments, including busy roadways. With a shortage of street sanitation workers becoming increasingly urgent, robosweepers provide a solution by operating autonomously and safely in various conditions, thereby alleviating the burden on human workers and enhancing overall sanitation efficiency.
Global Competitive Landscape of Robosweeper, 2024*
Ranking	Company	Market share
(%)
1	Company C(1)	~41
2	WeRide	~32
3	Company J(2)	~27

Notes:
*
The market share for each competitor is calculated by dividing their revenue generated from robosweeper on city main roads by the total revenue of the robosweeper market on city roads.

(1)
Company C is a China-based privately-held L4 autonomous driving company.

(2)
Company J is a China-based privately-held autonomous driving technology company.

•
Other autonomous driving applications.   Autonomous driving vehicles can be applied in various utilities and industrial services, such as factory and port logistics, airport transportation, mining, and last-mile delivery, and their technology can also be adapted for passenger vehicles. The global market size for these applications is projected to grow from US$0.5 billion in 2024 to US$24 billion by 2030 and to US$127 billion by 2035.

OVERVIEW OF GLOBAL ADAS MARKET
The number of new vehicles equipped with L2-L3 capabilities globally is expected to increase from 37 million units in 2024, to 76 million units by 2030, and further to 109 million units by 2035. An increased number of new energy vehicle OEMs have made ADAS functionality standard across their models, and the Over-the-Air, or OTA, based ADAS functions have become a new focus for revenue growth for some OEMs. With the increasingly common adoption of ADAS, traditional OEMs and Tier 1 suppliers recognize the value of autonomous driving functionalities on their products. Providers of ADAS can achieve commercialization by licensing software and technology to OEMs for mass production vehicles, which helps OEMs achieve higher safety standards and bring enhanced driving experience to consumers.
The ADAS market presents a massive addressable opportunity, demonstrating significant potential for consistent and meaningful growth. The expansion of this market is driven by a growing demand for automated driving systems that offer monitoring, warning, braking, and steering assistance. This surge in demand is fueled by increased public and regulatory interest in safety applications designed to protect drivers and prevent accidents. As technology becomes more integrated into vehicles, aligning with consumer preferences for enhanced safety features and government regulations, ADAS has become an essential component of modern vehicles.
Success in the ADAS market largely depends on collaboration with OEMs, who are crucial for integrating these technologies into their products and influencing consumer adoption. While advancements in ADAS are substantial, the transition to L4 autonomous driving remains a distant prospect due to technological and regulatory challenges. Current ADAS technologies primarily serve as driver assistance tools, with a focus on enhancing safety and the driving experience rather than fully automating driving tasks. As OEMs respond to market and regulatory pressures, they will continue to play a critical role in shaping the evolution of ADAS toward more intelligent vehicle systems.

Market Size of Global L2-L3 ADAS, 2022-2035E

Source: CIC Report; interviews with expert participants, government statistics, listed companies’ public filings, news
Competitive Advantages of Early Movers
Early movers in the market possess significant advantages over new entrants. The autonomous driving industry has a number of significant entry barriers which protect the early movers:
•
Existing international presence.   Early movers who establish operations across different countries and regions gain significant competitive advantages. By entering international markets early, these companies not only shape industry standards and influence regulatory frameworks but also accumulate diverse data crucial for refining AI algorithms across varied driving conditions. This global presence and data advantage enable them to optimize their technologies more effectively, leading to enhanced safety features, improved system reliability and greater consumer trust, which are critical in scaling operations and securing market leadership.

•
High technological barrier.   Development of autonomous driving technology would require extensive time, resources and superior knowledge. In addition, the intellectual properties that are at the core of major players’ businesses in the autonomous driving industry are usually held in the form of proprietary trade secrets rather than patents, making it difficult for new entrants to benefit from early movers’ industry know-how. There is no shortcut in the autonomous driving industry for new entrants. Moreover, the inherent shortage in top technology leaders and R&D engineers means only a handful of leading industry participants will have the human resources required to achieve success.

•
Accumulation of massive data and operation mileage.   L4 autonomous driving vehicles must be operated under real road conditions to accumulate meaningful data for training and upgrading of the system. Sufficient driving hours and mileage are required for corner cases to take place, the resolution of which helps avoid potentially serious accidents. The massive amount of multi-sensor fusion data and mileage accumulated by early movers create a formidable competitive moat.

•
Economies of scale.   Leveraging their extensive industry know-how, early movers are more likely to be able to establish a universal and scalable technology platform that can be quickly adapted to different use cases. This strategic advantage not only accelerates the development and deployment of new products, but also significantly reduces costs in algorithms and hardware as compared with their competitors’, which in turn allows early movers to offer more matured products at competitive pricing.

•
Ecosystem partners and local expertise.   Successful commercialization would require close cooperation with OEMs, Tier 1 suppliers and other business partners. Early movers can establish and benefit from these important partnerships early on, whereas new entrants will find it more difficult to replicate the success of earlier entrants.

These entry barriers are inter-related and together formed a self-reinforcing cycle. As a result, the competitive advantages of the industry pioneers are expected to become even stronger, continuing to bolster their market positions in technology and commercialization.

SOURCE OF INDUSTRY INFORMATION
We commissioned CIC to conduct research on, provide an analysis of, and to produce the CIC Report on the autonomous driving industry in China and globally. CIC is an independent market research and consulting company that provides industry consulting services, commercial due diligence, and strategic consulting services to both institutional investors and corporations.
We have agreed to pay RMB400,000 to CIC for the preparation of the CIC Report. CIC conducted both primary and secondary research. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from publicly available data sources, such as National Bureau of Statistics of China and public disclosure by relevant industry players, among others.
CIC’s projection on the market sizes of the above-mentioned industries in China are based on the following assumptions: (i) the overall global social, economic and political environment is expected to maintain a stable trend over the next decade; (ii) related key industry drivers are likely to continue propelling growth in these industries in China during the forecast period; and (iii) there are no extreme force majeure events or industry regulation changes which may dramatically or fundamentally affect the market situation. Our directors confirm that, after making reasonable enquiries, there has been no adverse change in the market information since the date of the CIC Report that may qualify, contradict or have a material impact on the information in this section.

BUSINESS
Unless otherwise indicated, information contained in this prospectus concerning WeRide’s industry and the regions in which WeRide operates, including its general expectations, market position, market size, market opportunity, market share, competitive landscape, market rankings, capabilities of market participants and other management estimates, is based on an industry report dated                 and commissioned by us and prepared by China Insights Industry Consultancy Limited, or CIC, to provide information regarding WeRide’s industry and market position. Neither we nor any other party involved in the Global Offering has independently verified such information, and neither we nor any other party involved in the Global Offering makes any representation as to the accuracy or completeness of such information. Investors are cautioned not to place any undue reliance on the information, including statistics and estimates, set forth in this section or similar information included elsewhere in this prospectus.
OUR MISSION
To transform life with autonomous driving.
OVERVIEW
WeRide is a global provider of L4 autonomous driving products and solutions, including commercial robotaxi services, around the world. We believe our technology is among the most advanced, reliable, and commercially proven globally, powering a wide range of use cases across mobility, logistics and sanitation. Our WeRide One unified approach is cost effective, adaptable and scalable. In addition to L4 autonomous driving products and solutions, we also provide L2 and L3 solutions. We are the second largest company globally for L4 and above autonomous driving on city roads in terms of revenue in 2024, representing 21.8% market share, according to CIC.
Our technology is the foundation of our success. This technology stack is built on a robust, in-house infrastructure, high-quality datasets, hybrid architectures and sophisticated AI models. These capabilities allow us to consistently develop and deliver commercially viable, safe and reliable autonomous vehicles that meet the demands of everyday use. To harness and unleash the power of our technology at scale, we developed an integrated platform to manage and fine-tune the operations of our products in commercial settings.
We believe the ultimate tests of autonomous technology and systems are in real-world performance and safety track record. The successful and continued deployment of our vehicles in over 30 cities across ten countries validates the strength and reliability of our technology and operational expertise. To date, we have produced and operated nearly a thousand vehicles for multiple applications, and we are committed to further expanding our operations.
Autonomous driving will meaningfully impact the world, and we are committed to making this technology accessible globally. We have a demonstrated track record of responsible market entry and global expansion through strategic local partnerships with stakeholders, which is not only highly effective but also reliably replicable in new markets. As we expand to new markets, we are focused on delivering efficient execution, exceptional experience, as well as safe technology, products, and solutions.
We are committed to fostering dialogue and building relationships with regulators and governments to understand their needs and work collaboratively to support the development of responsible autonomous driving. We have also built a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier-1 suppliers, logistics providers, urban service operators, and other key industry stakeholders. Through these collaborations, we aim to drive industry development and accelerate the responsible adoption of autonomous driving, ultimately creating a positive impact on society.
Our extensive experience in international markets, growing brand recognition, robust safety record, advanced technology, and strong partnerships will serve as key assets, solidifying our position as a global leader in autonomous driving. Below is an overview of WeRide’s experience and operations:

Notes:
(1)
According to CIC

(2)
As of the date of this prospectus

(3)
Including China, the UAE, Switzerland, and France

As a result of these achievements, we have been externally recognized by media and industry publications. WeRide was honored on the 2024 Fortune Future 50 List and ranked 8th on Fortune 2023 “Change the World” list, for our profound impact on society and the global environment through groundbreaking innovations and sustainable business practices, alongside industry giants such as OpenAI, NVIDIA, Tesla and General Motors.
How WeRide Addresses Key Industry Challenges
Autonomous driving is difficult technologically and even more challenging to reliably deliver in the real world. WeRide addresses these unique challenges in the following ways:
•
Technology readiness.   From a technology perspective, L4 autonomous driving products and solutions often require significant custom-built infrastructure to handle training, development and deployment due to the lack of off-the-shelf commercial solutions, vast amounts of high-quality and properly annotated data for training, models to assist in decision making, and custom vehicle platforms to bring the solution to life. Additionally, these solutions must be designed to enable and monitor the operations of the vehicles in a variety of weather conditions and environments. WeRide has developed a cohesive technology stack that powers highly capable and reliable solutions. Over time, as we expand our operations, our capabilities in data, models and hardware and software integration will rapidly advance to keep us on the cutting edge and continue to deepen our competitive moat.

•
Operational safety.   Although L4 vehicles are reported to be safer than human driven cars, consumers and the public are much less tolerant towards machine errors than human errors, and often expect autonomous vehicles to be flawless. This is why we take a zero-fault tolerance approach to safety. We supplement our fully redundant hardware and software autonomous driving systems with additional operational safeguards such as remote monitoring and environment-specific protocols, all designed to prioritize safety as our foundational commitment. As of February 6, 2025, we maintained a track record of no regulatory discipline for autonomous driving system failure, after five years of commercial operations on open roads.

•
Regulatory support and consumer confidence.   To achieve scalability, L4 autonomous technology must not only reach maturity but also secure regulatory support and consumer confidence. The regulatory landscape varies significantly from place to place. Additionally, given the continued improvement of the autonomous driving technology, regulators begin to recognize the potential for this technology to have a positive impact on society. We undertake careful analysis of a number of factors and engage in thoughtful dialogue to ensure our technology is ready and suitable for the market. We believe that autonomous driving technology can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances, either geographic, seasonal or temporal. Additionally, our broad product portfolio allows us to deliver unique value to governments and society as products such as robobuses and robosweepers can provide public services of significant utility.
•
Supply chain and operational infrastructure.   While the zero-to-one expansion into new geographies is important to us, we are also intensely focused on scaling in new markets once we have established our operations. Scaling requires supply chain support, operational capabilities as well as a robust and dependable network of partners to maximize efficiency. In addition to the ability to manufacture, assemble and deliver massive numbers of vehicles, infrastructure to maintain and repair the vehicles must be established. Additionally, operational oversight is required to ensure quality of service and safety. Partner support across financing and insurance is also crucial to scaling quickly and cost effectively. We have a robust and growing network of regional and local partners. As we expand into new markets, this network of partners and our experience working with them create a significant competitive moat that is hard to replicate.

•
Operational knowledge.   Given robotaxis are driverless in nature and operate on technologies fundamentally different from traditional taxis, operating and deploying robotaxis efficiently require real-world operational expertise specific to robotaxi operations. Leveraging our unparalleled experience operating robotaxis on open roads, we have established standard deployment procedures for efficient market entry covering localization, cloud infrastructure, homologation, on-site training for remote safety officers, and setup of local operational instructions. We have also developed operational protocols for vehicle integration, app onboarding, emergency handling, accident response, repair processes, and real-time fleet status monitoring. The deployment and operational standard-operating-procedures allow us to operate more efficiently and enter new markets more rapidly. They are extremely valuable for us, as they can be developed only through commercial operational experience that takes time to accumulate.

WeRide Technology
By adopting our WeRide One unified approach, our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency. Our technology stack is designed in-house as no commercially available alternatives, to our knowledge, could meet our stringent requirements or integrate as seamlessly. This technology stack is built on four core elements: infrastructure and core capabilities, data, technology solutions, and an operations platform.
•
Infrastructure and Core Capabilities.   Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation.

•
Data.   Data is the lifeblood of our development and training process. We are the only player globally with an extensive library of real-world data collected under L2 to L4 use cases from diverse vehicle types, according to CIC. We have generated data from over five years of operations and our partnerships. To date, we have accumulated nearly 40 million km of driving data. Additionally, we generate highly relevant synthetic data, which is capable of significantly reducing the time needed for data processing and greatly improving development efficiency. With our comprehensive datasets, we excel at covering corner cases for autonomous driving. As we accumulate more operational miles and encounter more diverse cases, and with the assistance of synthetic data and simulated scenarios, our models improve continuously.

•
Technology Solutions.   Our infrastructure and core capabilities have allowed us to build highly capable, sophisticated autonomous driving technology solutions:

•
Hybrid Architecture:   We utilize a hybrid approach that combines a deterministic overlay with an end-to-end model. While pure end-to-end models have many benefits, they may not suit every real-world driving scenario. Our approach provides a balance of adaptability, reliability, safety, and transparency for the most robust and reliable commercial autonomous driving solutions.

•
World Simulator:   Our AI agent simulator, used daily for model training, simulates the real-world complexity of driving on public road. It also stress-tests our vehicles through fuzzy logic, and fault and noise injection. This world model extensively simulates long-tail cases, enabling multi-factor validation for real-world deployment. Our AI agent simulator significantly reduces R&D burdens, allowing us to scale effectively using both real and synthetic data.

•
HD Mapping and Map-less Solutions:   Leveraging precise localization and a high level of active scene understanding, we offer both high-precision map systems, as well as map-less/light-map systems that enable vehicles to navigate effectively using multi-sensor data on both structured roads and no-lane environments, where our vehicles are capable of real-time map construction. Both systems are integrated into L2 to L4 use cases.

•
Operations platform.   All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience. With this platform, we have significantly reduced the time to market for entering new verticals. We have launched a broad range of autonomous products, from L2 to L4, addressing the vast majority of transportation needs across the widest range of use cases on open road across mobility, logistics, and sanitation.

Robotaxi and Other Autonomous Driving Products
Robotaxi is one of the most impactful manifestations of our technology and a key part of our expansion and growth strategy. Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional mobility. Due to potential operating cost savings, robotaxi can be a viable solution in markets where human labor is expensive, lacking or unreliably available.
As of February 6, 2025, our robotaxis have completed nearly 1,900 days of commercial operations on open roads with no regulatory discipline for autonomous driving system failure. Our latest generation of robotaxis, GXR, entered commercial production in 2024, and we aim to continue to scale in 2025.
We deliver robotaxi and related services on a whole package basis, a model we believe is more operationally and regulatory feasible in the near term due to the requisite understanding of service quality and safety standards. We believe our robotaxis offer superior unit economics and higher profitability compared to traditional taxis. The payback period following initial deployment is heavily influenced by vehicle utilization rates and the speed of market expansion, which is why we prioritize rapid market entry and deployment in close collaboration with local partners.
In Europe, we have debuted our robotaxi pilot testing in Switzerland. In the UAE, we offer our services through the local TXAI app as well as the Uber app. This is Uber’s first autonomous vehicle launch outside of the United States and the largest commercial robotaxi service outside the United States and China in terms of the number of vehicles. In China, we have deployed all of our L4 solutions and continue to expand our fully licensed service, primarily in Beijing and Guangzhou.
In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. See “—Our Products and Solutions” for more details.
ADAS and R&D Services
We provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. Today, we are the only autonomous driving company in the world that has also successfully commercialized a suite of L4 products and solutions at large scale globally, according to CIC.

Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as to test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts. See “—Our Products and Solutions—ADAS and R&D Services” for more details.
Go-to-Market Strategy
We target markets that exhibit significant potential for autonomous driving and a readiness to embrace autonomous technology. We have made progress in Europe, the Middle East and Asia and aim to increase the density and scale of our presence in these markets as well as to enter new markets.
We proactively initiate dialogues with regulators to understand their priorities and demonstrate how our products and services can meet their needs. This includes showcasing the safety, efficiency, innovation, and economic and social benefits of our autonomous driving products and solutions. By aligning our technology with public goals, such as reducing traffic congestion, lowering emissions, and addressing labor shortages and instability, we position ourselves as a valuable partner in advancing the public good.
In each new market, we prioritize rapid but responsible market entry and commercialization of our vehicles in close collaboration with local go-to-market partners where our vehicles are deployed alongside existing fleets. This allows us to overcome the cold-start problem and scale utilization quickly, efficiently and profitably. We only offer our vehicles with attached services, representing our commitment to service quality and strengthening our relationship with our partners.
In each market where we expand, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, Tier 1 suppliers, logistics providers, urban service operators, and other key industry stakeholders.
As we continue to enter new markets, we have the unique opportunity to shape the narrative around autonomous driving technology and define the standards for the services we offer. This ability to influence both public perception and industry expectations will serve as a core part of our competitive advantage in each market.
OUR STRENGTHS
Advanced Autonomous Driving Technology
We are a leader in autonomous driving technology and operations. Our advanced research and development capabilities and extensive real-world operational experience accumulated over years has powered a continuous cycle of innovation.
At the core of our technology are our robust in-house infrastructure and capabilities. These include storage, network, data processing and annotation, as well as an expansive suite of tools for simulation, incident analysis, and data analytics. They allow us to develop highly capable, sophisticated technology solutions, such as advanced mapping, data collection, synthetic data creation, hybrid decision-making frameworks, advanced AI models, and AI agent world simulators.
Our technological advantage is also attributable to our datasets. In addition to real-world data from L2 to L4 use cases, we also generate high quality synthetic data, which can significantly reduce the time needed for data processing, and greatly improve R&D efficiency. With our comprehensive datasets, we excel at covering corner cases for model training, such that our autonomous driving systems are technologically ready for the complexity and uncertainties in real-world settings.
Additionally, we attract ecosystem partners with our sophisticated and comprehensive technologies. This in turn enables us to further enhance our technology with third party data and ultimately strengthens our technological leadership, lowers research and development costs, improves operational and supply chain efficiency and achieves faster commercialization.
Innovative, Proven and Scalable Business Model
Our business model involves delivering advanced autonomous driving products and solutions along with ongoing technological support and services that are integral to the operation of our vehicles. All of our services are offered on a market-proven, unified platform that can be utilized for deployment and day-to-day operations. We leverage this platform to replicate our successful deployment experience in new markets. Operationally, we also utilize this platform to manage dynamic trip demand, enhance vehicle utilization, and improve passenger experience.
This “one-stop” platform strategy is powered by a virtuous cycle: real-world operational data fuels technological advancements, while improved technology, in turn, enables us to enhance user experience, expand partnerships, solidify our market position, and scale rapidly within the fast-evolving autonomous driving industry. This expansion will continue to generate more operational data. With this platform, we have reduced the time to market for entering new verticals and have launched a broad variety of autonomous products for open roads. Additionally, the scarce availability of a unified platform that is highly scalable and transformative enables us to satisfactorily address the demand of city stakeholders and global shared economy platforms.
This business model allows us to explore innovative revenue streams, including dynamic pricing models that involve ongoing service revenues and profit-sharing arrangements, or by licensing our technologies. It also allows us to enhance customer loyalty, and operate in an “asset-light” manner to optimize our overall profit margin, lower depreciation costs, and reduce the burden on capital expenditure for quicker service area expansion.
Global Footprint and Proven Track Record of Expansion
We are the only L4 autonomous driving company with operations in ten countries, including Switzerland, France, Japan, Singapore, and the UAE, according to CIC. Our vehicles are operating and testing in over 30 cities worldwide, and we are the only commercial robotaxi operator with such a global reach. This extensive footprint, combined with our comprehensive L4 autonomous driving capabilities, positions us as the undisputed global leader in the autonomous driving space.
We have a demonstrated track record of accelerating market entry and global expansion through strategic local partnerships, including collaborations with Uber in the UAE, with Flughafen Zürich AG in Switzerland, with Beti in France, with Chye Thiam Maintenance in Singapore, and more. This expansion strategy is proven to be highly effective and replicable in new markets.
We believe that our successful expansion onto the global stage strongly attests to the capabilities of our technology and the promising future of our products. Additionally, our presence in various countries not only allows us to provide our products and solutions, but also brings valuable insights and enhances local value chain opportunities where we deploy our fleet.
With our rapid global expansion, we aim to become the first mover in new markets we penetrate, which will allow us to build brand recognition, establish trust with local stakeholders, and cumulative a local ecosystem of partners before competitors even enter the space. We believe such first-mover advantage will also enable us to shape the narrative around autonomous driving technology and define the standards for the services we offer, serving as a core part of our competitive advantage in each market.
Ecosystem of Strong Partners
Our strategic partnerships with key ecosystem participants have been instrumental in accelerating the commercialization of our technology, driving our rapid growth in the past, and positioning us for continued success in the future. By forging strong alliances with world-class vehicle manufacturers, Tier 1 suppliers, logistics providers, urban service providers, and other industry leaders, we have built a robust network that supports innovation, scalability, and our competitive edge.
Collaborations with these industry leaders serve as an endorsement of our technological expertise and capabilities. Partnering with globally recognized organizations, such as Uber, demonstrates the trust and confidence they place in our solutions, validating our position as a leader in autonomous driving technology.
Working closely with our partners provides us with deep insights into the incremental development of autonomous driving technology across diverse use cases. These collaborations enable us to refine our technology, products, and services by leveraging real-world data and feedback from a variety of applications. This diversity of data enhances our ability to innovate and adapt to evolving market needs.
Partnerships with go-to-market partners afford us access to their market expertise, customer networks, and infrastructure, enabling rapid deployment and scalability. By tailoring our solutions to regional demands, we ensure relevance across diverse markets while accelerating the commercialization of our technology. This collaborative approach allows us to deliver customized, high-impact solutions that meet the unique needs of each market we serve.
In addition to our ecosystem partnerships, we are supported by reputable investors who provide significant business and financial resources. Their support not only strengthens our financial position but also reinforces our ability to execute ambitious growth strategies and maintain our leadership in the autonomous driving industry.
Strong Technical Capabilities Led by Visionary Management
We believe talent is the foundation of our core competencies. We are led by our founder and CEO, Dr. Han, a world-class autonomous driving expert who has been instrumental in attracting and training global talent as well as fostering a culture of technical excellence and innovation. He was the former chief scientist of Baidu’s autonomous driving unit and a tenured professor with more than 20 years of experience in computer vision and machine learning.
Our management team has a combination of deep technological expertise and market savviness, focused on delivering real-world solutions for our customers and users today. As of March 31, 2025, we have built a strong team of 3,658 employees, including 3,367 full-time employees and 291 temporary employees (interns) globally, approximately 94.2% of whom are R&D staff including top-notch AI scientists and autonomous driving engineers and talents from top universities and institutions.
OUR STRATEGIES
Continue to Develop and Enhance Technology Capabilities
We will continue to develop and enhance our technology capabilities. We plan to enhance our infrastructure and core capabilities to consistently support the upgrade of our autonomous driving solutions, including mapping solutions, data loop, simulation, analysis, model training, validation and deployment, and for the continuous self-improvement of our models to form a virtuous cycle and enhance efficient decision-making for intelligent driving. We intend to incorporate advanced third-party AI tools into our infrastructure, and develop AI tools internally.
We plan to further invest in our in-house data labeling and processing platforms, and to maximize our LLMs, VLMs, and natural language capabilities. We are focused on enhancing our data loop support system to improve efficiency in managing data demands, scheduling, collection, and utilization. In addition, we plan to develop and upgrade our comprehensive simulation training and validation platform by incorporating a wider range of scenarios into our simulation system and improving the consistency of algorithm validation and analysis. Furthermore, we plan to invest in data compliance, security management, and the training and tuning of our algorithm models.
We are dedicated to enhancing our software and hardware capabilities. We will focus on improving the accuracy and efficiency of our algorithms. For hardware, we will focus on integration of onboard computing units and modular sensor suites, to assist in the improvement of algorithm and technical maturity of our products.
Additionally, we will invest in the upgrade of the software and algorithms of WeRide Go, our own online taxi platform, in areas such as vehicle search, dispatching and scheduling algorithms, optimizing passenger safety verification, monitoring and safety takeover functions, and operating an intelligent customer service center and remote support platform, to ensure a smooth robotaxi ride experience.
Scale Up Commercialization and Explore Incremental Revenue
We are one of the few autonomous driving companies globally that have reached the driverless milestone, generating revenues from product sales, related services and ADAS services.

On top of our current robotaxi commercial deployment, we seek to achieve large-scale commercialization and broader global rollout of our robotaxi services from 2025 onwards. We plan to continually collaborate with existing and new local partners to deploy our robotaxis in Europe and the Middle East. In new markets, we plan to replicate our successful UAE robotaxi model, which includes proactive engagement with local authorities, partnerships with go-to-market partners, and outsourcing capital-intensive operations to local entities. In addition to partnering with external mobility platforms, we expect to expand the operation of robotaxi ride services on WeRide Go, invest in vehicle co-production, and expand the test areas globally.
For our other L4 vehicles, namely robobuses, robovans and robosweepers, we intend to strengthen cooperation with private enterprises and public sector clients to increase vehicle sales and related services offerings, further advancing commercial production and operation. We also intend to prepare for the expansion of the test areas, commercial production and operation of robovans and robosweepers.
To boost our profitability further, we intend to explore new revenue streams, including dynamic pricing models that involve ongoing service revenues and profit-sharing arrangements or by licensing our technologies.
Accumulate Operational Knowledge and Optimize Processes
We will continue to accumulate real-world operational experience through the deployment and operation of L4 vehicles. This experience will enable us to refine our deployment and operational procedures, which will prove invaluable for efficient market entry and business ramp-up.
We have developed standard operating protocols internally, which can be further customized to suit specific partnerships and markets. We will collaborate closely with our partners to tailor these standard procedures to meet their unique needs, expectations, and internal requirements. We will establish a feedback loop, allowing us to address our partners’ operational concerns and incorporate their inputs in an efficient manner. Additionally, we will tailor our standard deployment procedures to align with the specifics of local market standards.
As we expand our operations and accumulate more real-world knowledge, we will regularly review and refine our internal standard operating and deployment procedures to ensure they remain effective and responsive to evolving needs.
Retain Talent to Build a Leading Team in the Industry
We aim to attract top-tier global talent who are passionate about autonomous driving, including R&D experts who can contribute to our technology development and other personnel who can contribute to our expansion, deployment and commercialization efforts. To cultivate specialized talent, we will invest in training and internal mentorship initiatives that empower employees to develop expertise around L4 autonomous driving, including AI, LLM, VLM, and algorithms. Additionally, we provide opportunities for employees to work on groundbreaking projects with real-world impact, ensuring their work is both meaningful and rewarding. By offering these opportunities and a shared vision for the future of autonomous driving, we aim to retain top talent.
Strengthen and Expand Collaborations with Ecosystem Partners
We aim to continually strengthen and expand our collaborations with ecosystem partners, including world-class vehicle OEMs, technology providers, go-to-market partners, and operation allies. These alliances will allow us to maintain a robust supply chain, broaden our consumer reach, and diversify our revenue sources. We aim to work closely with OEM partners to accelerate homologation processes, engage in product design, and improve our hardware capabilities. We will work with our technology partners, particularly chip manufacturers, to develop cost-effective hardware, such as computing units. In addition, we plan to collaborate with go-to-market partners to deploy our fleets more rapidly and efficiently, accessing a larger consumer base and expanding geographic reach. We also plan to strengthen our relationships with operational allies to scale our commercial deployments. By collaborating with these partners, we aim to optimize resource allocation and ensure a more effective rollout of our initiatives.

OUR PRODUCTS AND SOLUTIONS
We generally adopt a transaction-based model. Our business model is consistent across our L4 solutions, robotaxi, robobus, robovan and robosweeper. We couple vehicle sales with ongoing multi-year service fees, as our technological support and services are integral to the operation of our vehicles. Additionally, for our robotaxis, we have the ability to charge customers for the paid distance driven, which we believe could add an incremental source of revenue.
Each of our robotaxi, robobus, robovan, and robosweeper is capable of operating completely driverless and therefore fall into the definition of L4 vehicles, even though some of them may in practice operate with safety drivers in order to comply with the relevant regulations. For example, for the L4 vehicles operated by us, such as those on WeRide Go, we have in-car safety drivers in Guangzhou, but not in Beijing, due to varying regulatory requirements set by local authorities. In the cases where operators purchase L4 driving vehicles from us, it is their responsibility to hire safety drivers if required by applicable regulations.
Our vehicles are generally made-to-order on a project-by-project basis. Our vehicles are not sold on a stand-alone basis and only sold with accompanying services. This results in a pricing structure that includes both a one-time upfront as well as ongoing fees. The one-time upfront fee is attributed to the vehicle and the ongoing fees to the services provided. We typically enter into a bundled contract with an initial term of two years and offer an automatic renewal option for an additional 12-month period upon expiration. Each of our contracts is priced independently, taking into consideration factors such as order size, infrastructure readiness, deployment complexity, market potential, and other operational requirements. Given the early stage of our commercialization, limited customers, and the unique needs of each customer, the pricing varies significantly from project to project.
In addition to L4 vehicles and related services, we offer other technology services that stem from our autonomous driving technology stack, including L4 research and development services and other research and development services. All of our technology services have commenced commercialization. We typically charge a fixed amount of non-recurring engineering fees, and royalties or service fees on a per-unit basis based on usage. We intend to explore new revenue streams, including dynamic pricing models that involve ongoing service revenues and profit-sharing arrangements, or by licensing our technologies.
We have developed best-in-class autonomous driving products and solutions that address the unique and diverse needs across mobility, logistics, sanitation and other urban services. Our autonomous driving solutions are designed to conquer complex road conditions, seamlessly navigate high-density traffic and densely populated areas, and operate reliably around the clock under all weather conditions. Trusted by customers across multiple industries, as well as the general public, our autonomous driving solutions are capable of empowering a wide range of settings.
Our leadership is exemplified by our robotaxis. Among other use cases, robotaxi faces the greatest challenges in terms of autonomous driving technology adoption. Successful development, deployment and operation of robotaxis have translated into our ability to explore other autonomous driving products and solutions, including robobus, robovan and robosweeper. Leveraging our technological leadership in L4 autonomous driving technology, we develop and offer other technology services.

The following timeline outlines the achievements of our autonomous driving products and solutions since our inception:

2017
Founded
Licensing and Testing
Commercial Advancement
2018
One of China's 1st L4 autonomous driving testing on open road
2019
World's 1st open-to-public fare-charging L4 robotaxi service
2020
1st driverless testing permit in China
World's 1st purpose-built L4 robobus designed for open road
2021
1st pure-play autonomous driving company to obtain fully driverless test permits in both China and the US
Launched world's 1st L4 robovan for intra-city goods delivery
2022
1st to obtain permits for road testing and demonstration applications in Shenzhen
Partnered with Bosch on co-developing ADAS
Launched pilot operation of world's first L4 robosweeper designed for open road
2023
1st national license for autonomous driving cars in UAE
Obtained the Singapore M1 and T1 Autonomous Vehicles Licenses in a record-breaking 3 months' time
China's 1st open-to-public fare-charging L4 robobus service
2024
Commenced driverless commercial operation in Beijing
1st to obtain driverless robovan testing permit on open road in China
M1 and T1 Autonomous Vehicles Licenses were granted in Singapore for robosweeper S6 and robosweeper S1 respectively
Partnered with Renault to deploy self-driving vehicles for automated road transport systems in Europe
Released latest generation of robotaxi – GXR with proprietary L4 autonomous driving systems and the advanced WeRide Sensor Suite
Chery EXEED launched SUV STERRA ET equipped with ADAS system co-developed by WeRide and Bosch
WeRide and Uber launched the largest local robotaxi fleet and commenced commercial operation in Abu Dhabi
2025
Launched pilot projects to deploy robobus and robotaxi in Switzerland

Sources: CIC, Company Information

Robotaxi
Robotaxi is our debut product and one of the most impactful manifestations of our technology and a key part of our expansion and growth strategy. We partner with multiple world-class OEMs to produce our robotaxis.
Robotaxi is a helpful complement and supplement to traditional mobility providers and up to 70% cheaper as compared to traditional mobility. They can be deployed alongside existing mobility solutions to provide greater benefits to consumers without detriment to labor due to existing labor shortages and imbalances. We believe robotaxis offer superior unit economics and higher profitability compared to traditional taxis.

Robotaxi GXR (Geely Farizon model)	Robotaxi (Nissan model)
Business Model
We deliver robotaxi and related services as a whole package. Our latest generation of robotaxi—GXR, introduced in October 2024, is a first-of-its-kind, next-generation robotaxi platform, leveraging over 2,000 days of robotaxi public operation experience. GXR features next-generation Sensor Suite 5.6, and the HPC 2.0 high-performance computing platform, redefining the autonomous driving experience.
For robotaxi, we generate revenue from vehicle sales and recurring fees based on ongoing operational and technical support services. We could also generate revenue through ride-hailing services.
We partner with go-to-market partners and supplement their existing fleets with our robotaxis fleets. Once we enter a new market, we build a robust ecosystem around our innovative technology and solutions, including forming strategic partnerships with leading global vehicle OEMs, shared mobility platforms, and more. For more information relating to our partnership with these OEMs, see “—Our Ecosystem and Partnerships.”
Ride-Hailing through Robotaxi
We operate a small robotaxi fleet for the WeRide Go app, our own shared mobility network, and generate an insignificant amount of revenue from the offering of robotaxi rides through WeRide Go starting in 2020. In each of 2022, 2023, 2024 and the three months ended March 31, 2025, we generated less than 1.0% of our total revenue from WeRide Go. Robotaxis that we use on WeRide Go are either self-owned or leased through financing arrangement. We are not required to obtain an ICP license for the operations of the WeRide Go app in China, based on the following reasons: (i) according to the ICP License application guide published by the MIIT on its website, a ride-hailing platform is only required to complete the filing procedure for its website unless other telecommunications business operations are involved in the platform; (ii) based on our anonymous telephone consultations with the MIIT and the Communications Administration of Guangdong Province, an ICP License is not required for the operation of a ride-hailing app and offering robotaxi services through a ride hailing platform; (iii) we have historically applied for the ICP License regarding the operation of the WeRide Go, and the competent authority, the Communication Administration of Guangdong Province, confirmed during the application process that an ICP license is not required for our intended business activities in its response notice, as advised by our PRC Legal Advisor.
Achievements and Global Expansion
We made multiple achievements in the robotaxi sector and continue to grow our business. According to CIC, we are the first company to offer paid L4 robotaxi services to the public in the world, having launched them in

2019. As of February 6, 2025, our robotaxis had completed nearly 1,900 days of commercial operations on open roads. As of February 6, 2025, we maintained a track record of no regulatory discipline for autonomous driving system failure. Our latest generation of robotaxis, GXR, entered commercial production in 2024, and we aim to continue to scale in 2025. We have also made continued global expansion with strategic launches across Europe, the Middle East and Asia.
Europe
In January 2025, we were selected as the technology provider for a new autonomous driving robotaxi pilot project funded by the Canton of Zurich and the Swiss national railway Schweizerische Bundesbahnen, or SBB. The decision for WeRide demonstrates that our leading L4 autonomous driving technology and mature operational experience have been recognized by the international market.
Middle East
We have achieved multiple commercial breakthroughs in the UAE, which we believe can be replicable in other markets. In the UAE, we are running the largest robotaxi fleet, where residents can access our robotaxi services through the TXAI app. According to CIC, we were granted the UAE’s first and only national license for autonomous driving vehicles, as early as August 2023, enabling us to test our autonomous driving vehicles on public roads across the entire country. This groundbreaking permit, unprecedented globally, is the first to allow such extensive autonomous vehicle testing without geographic or conditional restrictions, according to CIC.
More recently in December 2024, we and Uber announced the launch of their ride-hailing partnership in Abu Dhabi. We are deploying WeRide-powered robotaxis on the Uber app in the UAE, enabling Uber riders in Abu Dhabi to request UberX or Uber Comfort and be matched with a WeRide autonomous vehicle for qualifying trips. This is Uber’s first autonomous vehicle launch outside of the United States and marks the largest commercial robotaxi service outside the United States and China in terms of the number of vehicles. The service is available in key areas, between Saadiyat Island, Yas Island, and routes to and from Zayed International Airport, with plans to expand the operating territory in the future. A transition to a fully driverless commercial service is planned for later in 2025.
In March 2025, we announced that we are on track to further expand our collaboration with Uber in Abu Dhabi, with the support of Abu Dhabi Integrated Transport Centre. We expect the number of robotaxis to reach 50 units in mid-2025 on the Uber platform, marking a key milestone in our fleet growth in the Middle East. In April 2025, we announced that we would be integrating our self-driving robotaxis into Dubai’s public transportation system. In May 2025, we announced our expansion into Saudi Arabia. As part of our market entry, we have launched testing or deployment of our robotaxis and other core autonomous driving products in cities such as Riyadh and AlUla, setting the stage for commercial rollout and wider operations across Saudi Arabia.
See “Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
Asia
In December 2024, only two months after our product launch, our latest GXR robotaxi received an additional permit for passenger ride, highway, or remote driverless testing in Guangzhou, extending beyond the initial road testing permit. In February 2025, we received approval to launch our latest generation robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks our second robotaxi model to achieve fully driverless commercial operations in Beijing and GXR’s first large-scale commercial deployment in China.
Other L4 Autonomous Driving Products and Solutions
In addition to robotaxis, we offer other L4 products and solutions across mobility, logistics, and sanitation. These solutions leverage our existing infrastructure and technology stack, including a unified operations platform, and provide a greater diversity of operational data while allowing us to service distinct customer use cases. For robobuses, robovans and robosweepers, we typically generate revenue from vehicle sales and recurring fees based on ongoing operational and technical support.
Robobus
Our robobus can be flexibly deployed in various public and private transportation use cases. We partner with Yutong and Golden Dragon to produce robobuses. Our robobus is designed for a fully autonomous driving experience with no steering wheel or driver cabin with a top speed of 40km/h. In contrast to other alternatives, whose operations are fixed routes or limited to confined areas, our robobus can handle open roads in urban settings under all weather conditions.

Robobus (Yutong model)	Robobus (Golden Dragon model)
Business Model
Customers such as local transport service providers typically purchase our robobuses as well as bundled technical supports and services, including system upgrades, maintenance and repair, fleet management, as well as remote assistance services on an as-needed basis. These services are typically charged separately to our customers for an ongoing fee payable on an annual basis.
Achievements and Global Expansion
To date, we have deployed the largest robobus fleet in the world across eight countries, namely Switzerland, France, Japan, Singapore, Saudi Arabia, the UAE, Qatar and China. In China, we deployed robobuses in major cities such as Beijing, Guangzhou, Shenzhen, Nanjing, Qingdao, and Wuxi. According to CIC, our robobus has achieved a number of first-of-its-kind milestones: In November 2022, we were permitted to conduct road test and demonstration applications in Shenzhen, China—the first to achieve zero disengagement during thousand-kilometer evaluations of both enclosed environment and open road conducted by the local authority. In January 2023, our robobus was the first to be officially permitted to conduct driverless road test in Beijing. In December 2023, we partnered with the public transportation operator in Guangzhou to officially launch China’s first commercial fare-based autonomous minibus service. With the same partner, we introduced China’s first autonomous Bus Rapid Transit route and the first autonomous nighttime bus service. In September 2024, we secured approval for a fare-charging robobus service in Hengqin, Guangdong Province, after receiving the approval for the first-ever fare-charging robobus service in Guangzhou in December 2023. In December 2024, we inaugurated the commercialization of the Tianhe BRT robobus shuttle line in Guangzhou. This line marks the first autonomous shuttle to navigate the BRT system in Guangzhou’s city center and operate at night in a first-tier Chinese city, offering a new, efficient, and convenient option for nighttime commuters.
We have also successfully expanded our business development efforts beyond China and achieved commercialization on the global stage. Notably, we have completed the customization for mass production of the robobus adapted to be sold in Japan and secured intent orders to sell these specially designed robobuses to the largest operator of autonomous buses in Japan, which will allow us to address the demand for autonomous buses across various cities in Japan. We received the T1 and M1 autonomous vehicle licenses from Singapore’s

Land Transport Authority in 2023 and launched Singapore’s first publicly accessible L4 autonomous robobus service in 2024, according to CIC.
We have also expanded our low-carbon, autonomous driving public transit practice into Europe. During the 2024 French Open tennis tournament, WeRide and a global leading automotive manufacturer collaborated to launch a robobus shuttle service between event venues and parking lots. In January 2025, we announced a pilot project with Flughafen Zürich AG to deploy the robobus autonomous driving shuttle service at Zurich Airport, which marks an important milestone for us in bringing autonomous transportation solutions to one of Europe’s major aviation hubs and a reaffirmation of our successful operations in Europe. In February 2025, we launched the first European fully driverless commercial deployment of our robobus, according to CIC, as part of a shuttle service partnership with Beti, Renault Group, and Macif that will feature an L4-level automated mobility service in France’s Drôme region.
The open road route covered by the automated shuttles serves the train station, the off-site long-term parking area, and the business park’s catering hub. In March 2025, we and Renault launched our first autonomous robobus trial in Spain. The service ran from March 10 to March 14, 2025, offering a free autonomous robobus trial service in the center of Barcelona to showcase the maturity and potential of automated transport technologies. In June 2025, we announced that we are partnering with Renault Group for the second consecutive year, to provide a L4 autonomous minibus shuttle service during the 2025 Grand Slam tournament on the iconic clay courts. See “Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
Robovan
Our robovans provide a more efficient, and cost-effective alternative to traditional logistics vehicles. We partner with JMC-Ford Motors and Ecar Tech to manufacture our robovans.

Robovan (JMC-Ford model)	Robovan W5
Business Model
We typically sell robovans and charge recurring fees from ongoing operational and technical support services. We also use our robovans to provide more capital efficient logistics-as-a-service solutions. To date, we have received over 10,000 indicative orders, demonstrating market reception. Our latest robovan W5 model offers a driverless delivery solution that provides long-distance and bulk delivery capabilities and addresses key challenges in express delivery, urban distribution and various point-to-point logistics.
We have established a strategic partnership with ZTO, a leading express delivery company in China. Under this partnership, ZTO has expressed its intention to place orders for our robovans once they enter expected commercial production, subjective to certain conditions, and our robovans have been piloting in ZTO’s delivery services in Guangzhou as well as deployed to fulfill pickups and deliveries and to assist with route optimization since the end of 2021.
Achievements and Global Expansion
In February 2025, we signed a memorandum of understanding with the Singapore Logistics Association (SLA), marking a significant milestone in advancing autonomous vehicle technology for Singapore’s logistics sector. We will collaborate with SLA to deploy cutting-edge solutions, including our robovan W5, that will strengthen Singapore’s position as a global logistics hub while promoting sustainable and efficient transportation solutions. See “Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
Robosweeper
Our L4 robosweeper delivers a state-of-the-art sanitation solution that rivals traditional sweepers. We partner with Yutong and Ecar Tech to manufacture our robosweepers.
Robosweeper S1	Robosweeper S6
Business Model
We sell robosweepers to public cleaning service providers and charge recurring fees for technical supports and services. We also use our robosweeper fleet to provide sanitation-as-a-service solutions.
We currently offer robosweepers in two sizes: WeRide S6, the larger model, is designed to address various cleaning needs, including standard road washing and sweeping, road edge cleaning, dust suppression and high-pressure water jetting. WeRide S1, the smaller model, is the world’s first L4 autonomous sanitation device designed for open roads and capable of navigating smoothly around smaller obstacles while effectively cleaning various road surfaces and offering automatic trash dumping and self-parking functionalities, according to CIC. Orders for WeRide S1 reached several million dollars shortly after launch, demonstrating a strong market reception.
Achievements and Global Expansion
In China, we have successfully rolled out fee-charging large-scale commercial pilots of robosweepers in Guangzhou since 2022. According to CIC, we launched the first commercial unmanned sanitation project with our robosweeper in Dongguan, Guangdong Province in July 2024, covering an area exceeding 270 standard football fields daily. We further deployed WeRide S1 in Shantou in August 2024, marking the first L4 autonomous sanitation project in eastern Guangdong, according to CIC.
We have also been expanding our robosweeper operations globally. In February 2025, we signed a memorandum of understanding with Chye Thiam Maintenance Pte Ltd (CTM), a prominent Singapore sanitation company, to commercialize robosweeper operations. This collaboration combines our cutting edge L4-level autonomous robosweeper technology with CTM’s extensive urban maintenance expertise, creating a powerful alliance to develop smarter, cleaner, and more sustainable cities across Southeast Asia and beyond. Earlier in 2024, our WeRide S6 and WeRide S1 were granted the M1 and T1 autonomous vehicle licenses, respectively, from the Singapore Land Transport Authority, following this, we initiated an official commercial deployment with our robosweepers in Marina Bay and Esplanade, marking the first commercialized autonomous sanitation project in Singapore, according to CIC. See “Business Sustainability—Global Expansion” for more details regarding our global expansion across L4 products and solutions.
ADAS and R&D Services
Leveraging our technology capabilities, our ADAS is capable of outperforming peers across highway, urban and parking use cases. Our technologies cover all-weather operating conditions, supported by a future-proof and scalable architecture, as well as system-level safety designs. These solutions are further optimized by our advanced full-stack deep learning algorithm and are backed by the QNX Safety operational system and multiple industrial certifications such as ISO/SAE 21434, ISO 26262, and ASPICE CL2, ensuring top-tier quality assurance, auto-grade design and function safety. Our work in developing and commercializing ADAS allows us to leverage our leading L4 technology as well as test it in the real world. Additionally, this affords us valuable data that helps us advance our L4 efforts.
We provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. In our Bosch partnership, we provide state-of-the-art ADAS technology and rich experience in product development, and Bosch contributes from supply chain, quality control, rigorous industrial design, verification and validation capabilities and broad OEM client network. We collect development fees in respect of the services we deliver as well as milestone-based royalties settled based on sales volume under this partnership.
In March 2024, just 18 months into development, Bosch and our Company successfully commenced mass production of a state-of-the-art ADAS. As part of the solution, the NEP high-speed navigation function was integrated into Chery’s EXEED Sterra ES model through an OTA update. In April 2024, the ADAS developed by Bosch and our Company was integrated into another Chery vehicle, the Sterra ET, an Ultra-Smart SUV.
In July 2024, we entered into another agreement with Bosch for subsequent collaboration, with the aim to continue to collaborate in the development and distribution of the next generation ADAS, with both highway and urban NOAs and/or urban NOA and parking functionalities. In November 2024, Chery’s EXEED unveiled the Falcon intelligent driving system, empowered by the comprehensive end-to-end solution developed jointly by Bosch and us. This solution enables the vehicles to navigate complex environments, ensuring a seamless driving experience without relying on HD maps.
Intelligent Data Services
We offer a set of services that are derived from our autonomous driving technology stack to process, annotate, analyze, and derive valuable insights from data. These services involve the process of labeling, tagging, or transcribing raw data into annotated data, which helps algorithms recognize patterns, understand context, and make accurate predictions. The high-quality annotated data has a direct impact on the accuracy and performance of AI models, enabling machines to understand and process unstructured data, thereby enhancing their overall capabilities and functionality.
COMMERCIALIZATION
Since launching of our L4 autonomous driving operations, we have expanded to more than 30 cities across ten countries, demonstrating the strong adaptability of our technology to commercial demands.
In 2022, 2023, and 2024, we offered services and products to 21, 36, and 91 business customers, respectively. In the three months ended March 31, 2024 and 2025, we offered services and products to 27 and 46 business customers, respectively. We sold an aggregate of 103, 22, 91 and 11 of autonomous driving vehicles in 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. Our latest generation of robotaxis, GXR, have entered commercial production in 2024 and we aim to achieve readiness for large-scale commercialization in 2025.

OUR TECHNOLOGY STACK AND OPERATIONS CAPABILITIES
Hybrid Decision-Making Framework
Leveraging our architectural expertise, we integrate a secure and trusted deterministic overlay, a “rule-based” model, with an end-to-end system that generates outputs through advanced machine learning for different stages throughout the decision-making process. This innovative hybrid framework retains the adaptability and performance of the end-to-end approach while ensuring the reliability, safety, and transparency characteristic of modular systems. By avoiding the binary choice between traditional modular and end-to-end models, we achieve a balanced, forward-looking architecture that sets a new benchmark for robust and dependable autonomous driving systems. This approach underscores our commitment to advancing safety and efficiency in equal measure while pushing the boundaries of innovation in autonomous technology.
Our technology stack and operations capabilities cut across all application scenarios, with the utmost effectiveness and efficiency.
Infrastructure and Core Capabilities
Our infrastructure forms the backbone of our technology capabilities, encompassing data processing and annotation, storage, collaborative distributed model and cloud-native development platform. We also have proprietary model training and inference platforms and an expansive suite of tools for simulation, incident analysis, and data analytics, among others. These capabilities have not only enabled the development of our solutions but are also important to broader AI applications that will be critical to our continued success and innovation. We leverage our innovative technology infrastructure to overcome the shortcomings of end-to-end approaches associated with the immaturity of underlying algorithms and the lack of high-quality datasets. The innovative features of our technology infrastructure have enhanced the functionality of our hybrid end-to-end AI technologies and facilitated the curation of high-quality datasets for deep learning, which ultimately drive effective model validation and performance optimization. The following are a few selected examples:
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We utilize techniques such as fuzzy logic, fault injection and noise injection to simulate real-world uncertainties and challenges, helping engineers enhance the safety and reliability of autonomous vehicles.

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To enhance risk assessment and safety control, we developed a proprietary tool that not only verifies the correctness of algorithms but also assesses the robustness of the software in the autonomous driving system. This robustness evaluation includes performance metrics, stability, and the identification of any fundamental bugs across all existing WeRide platforms, including vehicles, computing units and operating systems.

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To further boost efficiency and cost-effectiveness for training, we developed an innovative virtual GPU slicing method to optimize resource utilization by allowing multiple tasks to share GPU resources effectively. With virtual GPU slicing, we have achieved approximately 90% GPU utilization, while most LLM training can only hit around 50%, according to CIC.

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We utilize model-based AI-agent to generate synthetic data for developing autonomous driving technologies.

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We have developed a strong visualization tool that allows engineers to examine vast amounts of data, enabling them to extract relevant information efficiently. For instance, while an engineer only collects an hour’s worth of data, they might need to work through a much larger dataset to gain meaningful insights from the one-hour data collected. Our proprietary visualizer facilitates this by providing an intuitive interface for viewing and interacting with the data, allowing engineers to play back, simulate, or generate synthetic data with just one click. By leveraging such advanced visualization capabilities, engineers can better understand complex datasets and make informed decisions based on accurate analyses.

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We utilize LLM, VLM, and natural language capabilities to enhance our data search capabilities. To further optimize data utilization, we have in-house developed a labelling platform designed to efficiently label the collected data.

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We employ a data loop support system designed to efficiently manage demands, scheduling, data collection, and data utilization. This system processes demands associated with product and solution development, facilitating the collection of real-world data and the generation of synthetic data based on these demands, ensuring optimal collection and use of both types of data. Our data loop system is built on a diverse array of vehicle models, use cases, and L2 to L4 autonomous driving technologies, leading to a sophisticated system capable of supporting multiple vehicle types and addressing real business needs. For instance, as our L2/L2 + ADAS inherits architectural robustness from the L4 origin, it also contributes massive data generated by the everyday driving of millions of consumers. Sharing the same training data, our existing L4 system can be used to benchmark and validate the end-to-end ADAS system in the simulation environment, while the end-to-end ADAS system improves L4 operation when it comes to scene handling such as congestion and roundabout.

Features
Universal
Our autonomous driving system directly works with LiDAR-camera pre-fusion redundancy setup and camera-only setup. Our smart models are able to self-adapt to different sensor positions and combinations while maintaining consistent performance. As a result, our products can operate based on the same software system. Our modular sensor suite includes GNSS, IMU, LiDARs, radars, cameras, and a custom sensor board. This suite, sharing over 90% of components across our products, ensures precise sensing tailored to particular vehicle types. At the same time, fast iterative design and our commercial production standards ensure high reliability and performance.
Self-Improving
Instead of hard-coding the entire decision-making process, our smart models can perform the driving tasks taking into account complex factors in real-world situations, such as intensive interactions with bikers, pedestrians and other vehicles in heavy traffic conditions.
Our in-house deep learning models encompassing perception, prediction, planning, and control are trained on a distributed cloud platform and can self-improve with data. Verified models are deployed fleet-wide, enabling human-like driving and efficient decision-making in complex traffic scenarios, mimicking experienced drivers. Our models are also able to predict scenarios with great accuracy and provide analytical results based on known information, such as deducting the sign of an occluded traffic light from surrounding traffic.
Data-Driven
Our cutting-edge data loop is a one-stop tool for data collection, upload, classification, desensitization, labeling, model input, performance evaluation, simulation verification, and deployment. It automatically filters out redundancy and feed high-quality data pool—tens of millions of L4 high-quality data packets (each packet with a video length of over one minute)—for model training, maximizing the utilization efficiency of data collected across autonomous driving capabilities (from L2 to L4) and product lines. It supports comprehensive scenario coverage, all model application, rich simulation types, full visualization, and large-scale diverse data collection. Our data loop is capable of maintaining extremely high GPU utilization through cluster scheduling and interval optimization, achieving maximum utilization effect with limited resources.
Fully Redundant
Our system is designed to ensure safety through full redundancy in software, hardware, and operations. This includes redundant sensors, computing units, connectivity, power supplies, and drive-by-wire systems. Software redundancy exists both at the system and algorithm levels, enhancing reliability. Causal prediction and planning models guarantee worst-case scenario handling while interacting with other road users, supplemented by a remote assistance platform for complex conditions. This redundancy ensures both safety and comfort for passengers.

Software
Localization
Our advanced positioning technology combines multi-sensor fusion and 3D HD maps to provide precise real-time localization. This system ensures reliable positioning in diverse environments including tunnels, bridges, and urban areas surrounded by skyscrapers.
Perception
Our dual early fusion and late fusion perception framework integrates LiDAR and vision paths for redundancy and accuracy, ensuring 360-degree sensing coverage. Optimized deep learning models enhance accuracy and reduce latency, handling a wide range of scenarios, including long-tail situations.
Prediction
Our autonomous vehicles excel in prediction and the handling of complex scenarios such as lane changing and merging, vehicle cut-ins, and obstacle avoidance. We use a data-driven approach to estimate the intention and trajectory of road agents. Our model takes perception noise and partial observation into consideration. The prediction uncertainty is propagated to downstream modules as various motion constraints to achieve a dynamic equilibrium of safety and comfort. Our prediction infrastructure, powered by our in-house deep learning data center, multi-cloud platform, as well as our big data analytic capability with fast processing and large storage, is capable of rapidly retrieving interesting scenarios, automatically generating labels, and training and evaluating deep learning models. We fully leverage the breadth and depth of the road scenarios encountered by our autonomous vehicles to refine and improve our prediction capabilities at a speed that far outpaces that of any human driver.
Planning
Our planning system incorporates event processing technologies for efficient problem-solving and takes scenario risks and probabilistic actions into account. It also uses our proprietary algorithms, which are frequently iterated, with weekly updates and major functional releases on a monthly basis. Thanks to our strong decision algorithm, the search space of the planning algorithm can be reduced. As the decision algorithm progresses further, the computation for trajectory planning can be further simplified. We have also formulated advanced mathematical methodologies to incorporate all possible road agents generated by our prediction system, which is capable of performing multiple rounds of iterative optimizations. Based on the accuracy of our prediction module, our planning system can consistently generate reliable and adaptive responses to ensure safe on-road operation in complicated situations and even when faced with outlier conditions, actions, or events.
Control
According to CIC, our control system is industry-leading in terms of high vehicle control precision. Our control algorithms receive input from the motion planning module and perform precise autonomous vehicle control maneuvers with centimeter-level accuracy to execute a safe and efficient driving trajectory. Our control system has demonstrated stability at speeds of up to 120 km/h. Depending on the specific vehicle features and road conditions, vehicle-specific calibration of the control system is automatically completed using data uploaded to the cloud. Our on-cloud control platform also provides real-time operation supervision and intervention and supports fleet management.
Mariana—the WeRide Middleware
Mariana, our proprietary middleware, ensures consistent algorithm output and evolution. Built on the Linux kernel, it features a decentralized, distributed design, eliminating central node dependency. Mariana supports multi-machine platforms, improves safety redundancy, and includes a unified logging framework for comprehensive data management.

Hardware
Our algorithms are supported by innovative hardware design, including an integrated onboard computing unit and modular sensor suite.
Integrated Onboard Computing Unit
Our onboard computing unit features a heterogeneous architecture with specialized co-processing units for sensor data, ensuring main units focus on computing tasks. Encased in a liquid-cooled, fully sealed unit, it operates reliably across diverse weather conditions, with a redundant unit ready to activate if needed.
Modular Sensor-Suite
Our modular sensor suite includes GNSS, IMU, LiDARs, radars, cameras, and a custom sensor board. This suite, sharing over 90% of components across products, ensures precise sensing tailored to each vehicle type. Fast iterative design and commercial production standards ensure high reliability and performance. With our unified operations platform, we consistently push the boundaries of innovation, accelerating towards full commercialization.

WeRide Sensor Suite 3.0

Camera Module
Robotaxi LiDAR Camera Sensor Module
Robobus Front-Left Module
Robobus Back-Right Module
Robobus Front-Right Module

WeRide Sensor Suite 4.0

Integrated Antenna
LiDAR
Proprietary Camera
Solid State LiDAR
4D Millimeter Wave Radar

WeRide Sensor Suite 5.0

Integrated Antenna
Solid State LiDAR
High-Definition Camera

WeRide Sensor Suite 5.1

Roof Main Sensor Module
Front Blind Zone Sensor Module
Roof Rear Sensor Module
Rear Blind Zone Sensor Module
Side Blind Zone Sensor Module

WeRide Sensor Suite 5.6

LiDAR Array Module
Camera Module
Blind-spot Sensor Module

Early generations of our sensor suites use mechanically rotating LiDAR, cameras and other sensors which can be directly installed on the roof or the sides of the vehicle and therefore speed up the assembling and validation process.
We released WeRide Sensor Suite 3.0 in 2019 for robotaxis. Such sensor suite comprises long range LiDAR, blind spot LiDAR, peripheral mid range and long range cameras which can be used for different vehicle platforms. All these sensors can be synchronized with precision in sub-milliseconds. The long-range high definition LiDAR can detect small objects within 200 meters with centimeter level resolution. The all-round cameras provide a 360-degree field of view and seamless redundancy coverage detection for best possible safety.
We launched the industry’s first small-sized lightweight sensor suite, WeRide Sensor Suite 4.0, in 2021, according to CIC. The suite has a net weight of 15 kg and occupies less than 0.4 m2 of vehicle roof area.
We released WeRide Sensor Suite 5.0 in June 2022. Integrating powerful performance and cutting-edge design, WeRide Sensor Suite 5.0 can be fitted to different vehicle models with higher efficiency and at lower cost. It encompasses 12 cameras and seven solid-state LiDARs, which constitute six sensor sets. Compared with WeRide Sensor Suite 4.0, the height of the roof front sensor set is shortened by 66% and the overall weight is lightened by 17%. WeRide Sensor Suite 5.0 has been deployed on a large scale.
We recently launched our fully automotive-grade and commercial production-ready WeRide Sensor Suite 5.1 compatible with both ADAS and L4 applications. This latest iteration is highly cost-efficient and continues to embody the full spectrum of our technological strength and delivers similar functions. WeRide Sensor Suite 5.1 integrates high-resolution semi-solid LiDAR, blind spot LiDAR and HD cameras. It adopts the same distributed design concept as all of our existing sensor suites, and goes a step further towards miniaturization, compactness and better integration.
In October 2024, we introduced GXR, a first-of-its-kind, next-generation robotaxi, leveraging nearly 2,000 days of robotaxi public operation experience. GXR integrates our proprietary L4 autonomous driving systems, the advanced WeRide Sensor Suite 5.6, and the HPC 2.0 high-performance computing platform, built on Farizon SuperVan’s steer-by-wire architecture. The new HPC 2.0 high-performance computing platform delivers over 1,300 TOPS of AI computing power, efficiently meeting the vehicle’s computing demands. WeRide Sensor Suite 5.6 is designed with an aerodynamic, compact form and includes over 20 sensors, ensuring 360-degree blind-spot-free perception and 200-meter front detection, even in challenging conditions such as high-speed maneuvers and low-light environments.
Technology Solutions
Simulation Platform
Our simulator uses high-fidelity and physically accurate simulation to create a safe, scalable and cost-effective way to prepare our autonomous driving vehicle for the real world. It supports flexible specification of digital assets (such as urban layouts, buildings, vehicles, and traffic lights), traffic scenario and environmental conditions. It is capable of generating a wide range of real-world scenarios for the development and validation of our autonomous fleet. Our simulation platform utilizes a semi-automated crowdsourcing triage system, and is accessible through a distributed system. Training efficiency is over 200 times higher on our simulation platform than in real road tests, delivering clear cost advantages. It is supported by our proprietary analytics platform and complex event processing computing platform using an IDE. For instance, a significant majority of our autonomous driving miles are conducted in Guangzhou, one of the busiest and most populous cities in China with complex road infrastructure and traffic. Road conditions in Guangzhou are more complicated than those in California, where many global autonomous driving companies conduct autonomous driving tests. Accordingly, we believe that if we are able to commercialize autonomous driving services in Guangzhou, we will not encounter technological hurdles in providing the same services elsewhere.
Analytics Platform
All road test and simulation data are organized through our analytics platform. New incidents and scenarios are reported during road tests and their summary data are uploaded to the analytics platform in real-time and become accessible to our engineers within a few minutes. Our engineers are able to view all vehicles’ real-time data in a single user interface remotely. All videos, system logs and raw data are also indexed and ready for efficient offline searches. New data are labeled and added to our training dataset on a weekly basis and our models are automatically and periodically refreshed with new data on our cloud platform.
Our analytics platform contains a data masking component which automatically anonymizes sensitive data such as license plate number and human face from the data visualization at the time when it is uploaded to the cloud-based data platform.
Cloud Integrated Development Environment (IDE)
Our engineers develop algorithms and systems using our in-house cloud IDE which is connected to the simulation platform and the analytics platform. Our engineers can log into their cloud account to access code base and edit codes. The build barn makes code building process easier and faster as compared with local development. Our engineers can easily run the code, trigger cloud simulation, visualize the results, deep dive into the results and compare results with road tests and other simulation results from the cloud-based IDE and the whole lifetime development can be done within this IDE. This greatly simplifies the engineering development process for complex autonomous driving system and significantly accelerates the iteration cycles.
Remote Assistance Platform
We have established a remote assistance center for L4 autonomous driving, which allows us to manage and monitor a large autonomous driving vehicle fleet remotely, and to intervene, if needed. Our remote assistance platform ensures reliable connectivity and sets the foundation for our multiple redundant communication mechanisms and seamless remote interaction. The built-in multiple-carrier network redundancy further reduces signal transmission delay to less than 100ms, allowing our autonomous driving vehicles to operate with low latency. We adopt a Remote Hint model that allows the control center to give “hints” and guide the decision-making of our autonomous vehicles when necessary to enhance operational safety.
Advantages of Our Technology Stack and Operations Capabilities
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Faster commercialization across use cases and new environments.   By adopting a unified approach, our technology is adaptable across different vehicle types, which allows for quicker market entry and commercialization. Vehicles such as robobuses, robovans, and robosweepers, which face fewer regulatory hurdles, benefit from our scalable technology. This leads to economies of scale, operational efficiencies, and a strong brand reputation, facilitating rapid commercialization. Our unified approach also enables fast and stable deployment in new environments. When we enter new territories, there is no need for substantial engineering work other than quickly creating HD maps.

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Wide-ranging products and services.   We stand out as the only pure-play company that offers a comprehensive range of AI mobility solutions, covering L4, L3, and L2 commercialization, specifically designed for cities and highways. While each use case addresses different challenges related to urban mobility, logistics, and sanitation, we can multitask with the same human-like skill. For instance, robotaxis and robobuses need to provide a high level of comfort even in heavy traffic, so hard braking or aggressive overtaking is avoided. Robovans frequently interact with heavy-duty trucks and large trailers on city fast lanes, which requires careful maneuvers due to the blind spots of human drivers. Robosweepers need to reduce the “noise” from water splashes during flushing and sweeping and constantly maintain an exact distance from the roadside. Thanks to a deep understanding of the environment and the intentions of road users, as well as self-optimizing interactive learning, we are able to provide reliable driving performance in all these situations.

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Operational and supply chain synergies and efficiency across all use cases, with minimized research and development costs, time and risks.   Our unified approach can be applied to multiple use cases with minor configuration adjustments, which minimizes our research and development costs, time, and risks. We adopt a modular design where a universal set of exchangeable components such as computing units, LiDARs, cameras, radars, and by-wire technology can be configured for different use cases. In particular, modular sensor suites configured for our robotaxi vehicles and mini robobuses share more than 90% of their components. Further, our various product lines share the same computing, networking, and power management units. As a result, the management of our supply chain and maintenance of all product lines are centralized, which allows us to benefit from operating and cost efficiencies as we scale up our operation. In addition, the licenses we have obtained as well as the government, customer, and supplier relationships we have developed in connection with one use case help us reduce the time and cost to market for other use cases.
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Virtuous cycle of learning and data collection across all use cases.   As our platform-sharing autonomous vehicles operate mostly in similar road environments (i.e., open public roads), our algorithms can be trained with data collected from all use cases. This accelerates the rate at which data is collected and gives rise to a virtuous cycle where the more data we collect from our full suite of autonomous vehicles, the better our algorithms become. This, in turn, enables us to expand our operations in these use cases and generate more data, solidifying our technological leadership.

As the regulatory framework governing autonomous driving continues to evolve around the world, regulations in certain jurisdictions require or are expected to require means to engage or disengage autonomous driving vehicle remotely. Our remote assistance platform therefore also represents a critical step towards achieving driverless operations and commercialization.
Contingency Plan
Power Outage
In the event of a power loss in the main autonomous driving system, the redundant unit, or RU, will automatically take over, ensuring continued operation. The RU is equipped with an independent redundant power supply to maintain system functionality. In such a scenario, the vehicle will execute a safe pullover, maneuvering to the nearest safe location and awaiting further repairs. If the vehicle’s powertrain experiences a power failure, its behavior will be consistent with that of other electric vehicles, following standard electric vehicle safety protocols.
If the vehicle itself remains powered but there is a power outage in the electrical grid, connectivity to the cloud and remote assistance may be lost. The L4 autonomous systems generally require a remote assistance connection during normal operation, even though they do not use it continuously. In the absence of remote assistance connectivity, the system will transition into a degraded state and pull over to the nearest secure location for safety.
Cybersecurity Breach
Preventing security breaches is our top priority. The autonomous driving system incorporates multiple layers of cybersecurity measures, including:
•
Data encryption to safeguard data.

•
Multi-level security clearance to ensure only authorized access to critical systems.

•
Technical measures to regularly monitor and prevent unauthorized modifications, deletions, or insertions, to ensure data integrity during storage.

In the unlikely event of a security breach, remote assistance has the capability to take control of the vehicle or, if necessary, initiate an emergency stop to prevent any potential risks to passengers, pedestrians, and other road users.
These contingency measures ensure that our autonomous driving systems remain safe, reliable, and resilient, even in the face of unexpected disruptions.
Showcases of Our Technological Leadership
Navigating Urban Villages
Our technologies have been tested and commercially proven in urban villages in China, formerly rural areas that have been taken over by the country’s growing cities and where road conditions are extremely dense and complex.

Our robotaxi achieved safe and smooth cruising in the meandering downtown in Guangzhou in 2020, which can only be achieved with the backing of sophisticated autonomous driving algorithms. Without the need of any human intervention, our robotaxi successfully navigated the congested and unpredictable road environment in an urban village setting.
Operating on Highways
Operating on highways necessitates more stringent requirements for autonomous vehicles, as it compels the systems to detect and react to fast-moving objects with exceptional precision and minimal delay, given that the repercussions of errors are considerably more challenging to rectify. WeRide’s vehicles have been operating on the highways between Yas Island and Saadiyat Island in Abu Dhabi, with no regulatory discipline for autonomous driving system failure to date.
Enduring Extreme Weather
One of the most critical challenges in the development of autonomous driving vehicles and driver assistance systems is their relatively poor performance under adverse weather conditions such as snow and sandstorms. In 2022, our autonomous driving fleet successfully completed their trials in Heihe, China, and Abu Dhabi, UAE, operating under an external temperature range of between -25°C to 45°C. Our autonomous vehicles have also started commercialization in Singapore, France, and testing in Saudi Arabia and Qatar.
Despite the significant amount of noises challenging our sensors during heavy snow and the strong reflection coming out of the icy road surface, our robotaxi and robobus were able to maintain accurate and safe operations in their road tests in Heihe. Our autonomous driving vehicles have also braved the sandy ambiance and extreme heat in Abu Dhabi where dust and high temperatures have the potential to cause electronic and mechanical components to malfunction. In addition, during Singapore’s heavy rain, our robobus operated smoothly and functioned well, demonstrating stable performance.
MARKETING AND BRANDING
Pricing
We price our products and services by taking into account a range of factors. Tailoring our pricing strategies to suit different customer profiles, use cases, and future growth objectives, we assess product functionalities, the scale and sophistication of hardware and software components, as well as the technologies employed.

Factors such as procurement costs and the value generated for customers are also key considerations in our pricing decisions. Additionally, we factor in market dynamics and competitive positioning when setting our prices.
Marketing
We actively engage in data-driven and targeted online branding and marketing through a variety of channels to further enhance our brand recognition and acquire customers. We mainly utilize (i) our own website and platform, (ii) our official accounts on online social media platforms, such as LinkedIn, X, YouTube, Weixin, Weibo, RedNote, Douyin, (iii) newswire platforms, such as PR Newswire, GlobeNewswire, (iv) media distribution list to keep main stream media updated about WeRide’s technology and business progress, (v) advertising placements on online portal, such as general news portals, auto news portals, technology news portals, and (vi) search advertisements.
In addition to online marketing, we also engage in various forms of offline activities to augment our overall marketing and branding strategies, including exhibitions, new product launch parties, ESG events, etc. We place public advertisements at the airports in several major cities in China, in order to enhance our presence and user awareness in these markets.
As of March 31, 2025, our sales team consisted of 62 employees with extensive industry experience and in-depth expertise in our products and services. We have established sales offices in major cities in China and overseas, including Germany, UAE, Singapore and Japan.
OUR CUSTOMERS AND SUPPLIERS
Our Customers
We primarily supply our autonomous driving products and services to automobile manufacturers, Tier 1 suppliers and public transportation service operators. The revenue attributable to our five largest customers was RMB415.7 million, RMB307.6 million, RMB169.3 million (US$23.3 million) and RMB39.4 million (US$5.4 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively, representing 78.8%, 76.6%, 46.8% and 54.5% of our total revenue for the corresponding year/period. The revenue attributable to our largest customer was RMB155.9 million, RMB222.3 million, RMB88.2 million (US$12.2 million) and RMB15.4 million (US$2.1 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2025, respectively, representing 29.6%, 55.3%, 24.4% and 21.3% of our total revenue for the corresponding year/period.
The following tables set forth details of our five largest customers for each of the last three financial years ended December 31, 2024 and the three months ended March 31, 2025.
Year Ended December 31, 2022
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	155,933	29.6%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany

Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
2	Customer B	93,596	17.7%	2022	Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
3	Customer C	64,562	12.2%	2022	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in the sales of new energy vehicle and related technology research and service
4	Customer D(1)	57,047	10.8%	2021	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
5	Yutong Group(2)	44,530	8.4%	2020	Robobus; Operational and technical support services	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment
	Total	415,668	78.8%

Year Ended December 31, 2023
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	222,292	55.3%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany
2	Yutong Group(3)	29,098	7.2%	2020	Robobus; Operational and technical support services	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment

Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
3	Customer E	23,832	5.9%	2021	Robobus; Operational and technical support services	A private company in the United Arab Emirates mainly engaged in AI powered geospatial solutions, digital transformation and business solutions service
4	Customer F(4)	19,408	4.8%	2019	Operational and technical support services	A company in China mainly engaged in automobile research and development and related technology consultation and service, which is a subsidiary of a Japanese multinational automobile manufacturer
5	Customer G	13,003	3.2%	2023	Robobus; Operational and technical support services	A state-owned enterprise in China mainly engaged in public transportation services
	Total	307,633	76.6%

Year Ended December 31, 2024
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
1	Customer A	88,220	24.4%	2022	ADAS research and development services	A company in China mainly engaged in automobile parts and system research, development and manufacturing, which is a subsidiary of a leading multinational engineering and technology company headquartered in Germany
2	Customer H	25,781	7.1%	2024	Intelligent data service	A subsidiary of a China’s leading technology and internet company
3	Customer I(1)	23,602	6.5%	2024	Operational and technical support services	A branch of a state-owned enterprise in China mainly engaged in public transportation services

Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/Services Provided	Customer background
		(RMB in thousands)
4	Customer F(4)	17,893	5.0%	2019	Related sensor suites; operational and technical support services	A company in China mainly engaged in automobile research and development and related technology consultation and service, which is a subsidiary of a Japanese multinational automobile manufacturer
5	Customer J	13,837	3.8%	2024	Robotaxi	A subsidiary of a multinational marketplace company in the mobility and delivery sector
	Total	169,333	46.8%

Three Months Ended March 31, 2025
Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/ Services Provided	Customer background
		(RMB in thousands)
1	Customer H	15,433	21.3%	2024	Intelligent data service	A subsidiary of a China’s leading technology and internet company
2	Customer J	9,159	12.6%	2024	Robotaxi	A subsidiary of a multinational marketplace company in the mobility and delivery sector
3	Customer K	5,364	7.4%	2024	Robosweeper & robobus	A state-owned company in China mainly engaged in public transportation services
4	Customer F(4)	5,010	6.9%	2019	ADAS research and development services; operational and technical support services	A company in China mainly engaged in automobile research and development and related technology consultation and service, which is a subsidiary of a Japanese multinational automobile manufacturer

Rank	Customer	Revenue amount	Percentage of total revenue	Business relationship since	Products/ Services Provided	Customer background
		(RMB in thousands)
5	Customer L	4,481	6.2%	2025	Robosweeper	A state-owned company in China mainly engaged in municipal management such as environmental sanitation and landscaping management
	Total	39,447	54.5%

Notes:
(1)
Customer D and Customer I are under common control of a state-owned public transportation group in China.

(2)
Our revenue from Yutong Group for the year ended December 31, 2022 represents receivable from companies within the same group, namely Zhengzhou Yutong Mining Equipment Co., Ltd. (鄭州宇通礦用裝備有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司), both of which are affiliates of Yutong.

(3)
Our revenue from Yutong Group for the year ended December 31, 2023 represents receivable from Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(4)
Customer F is an affiliate of a shareholder. Our revenue from Customer F for the years ended December 31, 2023, 2024 and the three months ended March 31, 2025 includes revenue from a company within the same group.

To the best of our knowledge, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, our customers were Independent Third Parties, except for Yutong Group. As of February 6, 2025, except for Yutong Group and Customer F, none of our directors, their associates or any of our shareholders (who or which to the knowledge of the directors owned more than 5% of our issued share capital) had any interest in any of our five largest customers. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not have any material disputes with our customers or encounter any major claims of defective services.
Key Terms of the Agreements with our Customers
Agreements that govern the purchase of our autonomous driving vehicles and related and optional L4 autonomous driving operational and technical support services with these customers typically provide for the following:
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Payment term.   Payment is usually made on a periodic basis and/or based on certain project milestones and we will typically invoice for an initial payment of 30% after contract execution. If no operational or technical support service is being purchased, we normally charge a deposit after contract execution and receive the remaining purchase price after acceptance. Some of these agreements allow the customer to retain a portion of the purchase price as performance deposit or as security for warranty.

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Service term.    We are typically contracted to provide L4 autonomous driving operational and technical support services for a period between three to eight years or until the end of the relevant project.

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Delivery, inspection and acceptance.   The agreements set out the delivery schedule. Our customers are granted an inspection right and may accept or reject our delivery based on pre-agreed acceptance standards.

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Post-sale services and warranty.   We generally offer a limited warranty to our customers and we provide standard post-sale repair and maintenance services.

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Liquidated and other damages.   Liquidated and other damages are typically payable in the event of late delivery or failure in delivery as well as late payment of purchase price.

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Liability for safety incidents.   Typically, both parties agree to assume responsibility in accordance with relevant laws and regulations.

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Insurance.   The responsibility for purchasing insurance depends on discussions and negotiations with our customers on a case-by-case basis.

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Termination.   The agreements are typically terminable in the event of breach or insolvency of a contracting party.

The agreement relating to our ADAS research and development services contains the following material terms:
•
Payment term.   Payment is made by installments and based on project milestones.

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Intellectual property.   Generally, the resulting intellectual properties of the projects belong to our customer. Each party retains ownership of its pre-existing intellectual properties and may grant the other party licenses to use its pre-existing intellectual property rights with respect to the deliverables as reasonably necessary to fulfill their obligations under the agreement.

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Delivery, testing and acceptance.   We are required to meet certain performance milestones and delivery schedules and pass certain tests before our deliverables are accepted.

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Restrictions.   Our ability to develop and deliver competing products in the PRC market is restricted for an agreed period of time.

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Insurance.   We are obligated to purchase and maintain certain insurances during the project.

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Services and warranty.   We offer a limited warranty and we provide technical support and maintenance services.

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Liquidated damages.   Liquidated damages are payable in the event that we fail to (i) meet project milestones on time, (ii) subscribe for required insurances, (iii) provide warrant services, or (iv) comply with the restrictive covenant.

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Termination.   The agreement can be terminated by our customer if (i) we breach our representations, warranties or undertakings, (ii) a change of control with respect to us occurs that materially affects our customer’s interest, or (iii) we become insolvent, amongst others.

During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not experience any returns or rejections from our customers upon delivery or penalties paid to customers for late delivery or failure in delivery. See also “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Failure to continue to attract and retain customers, manage our relationship with them or increase their reliance on our products and services could materially and adversely affect our business and prospects.”
Our Suppliers
Our suppliers consist primarily of automobile manufacturers, component suppliers and mapping and data services providers. The purchases attributable to our five largest suppliers were RMB261.1 million, RMB210.1 million, RMB246.1 million (US$33.9 million) and RMB109.7 million (US$15.1 million) for 2022, 2023, 2024 and the three months ended March 31, 2025, respectively, representing 41.4%, 40.4%, 37.2% and 35.9% of our total purchase for the corresponding year/period. The purchases attributable to our largest supplier were RMB168.9 million, RMB111.5 million, RMB90.1 million (US$12.4 million) and RMB30.5 million (US$4.2 million) for 2022, 2023, 2024 and the three months ended March 31, 2025, respectively, representing 26.8%, 21.4%, 13.6% and 10.0% of our total purchase for the corresponding year/period.
The following tables set forth details of our five largest suppliers for each year during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025.

Year Ended December 31, 2022
Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Yutong Group(2)	168,862	26.8%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange
2	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科 技有限公司)(3)	30,274	4.8%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
3	Supplier A(4)	22,700	3.6%	2019	Vehicles	A private company in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Supplier B	20,011	3.2%	2019	Computing server	A company in China mainly engaged in research and development, manufacturing of HPC, AI servers and intelligent manufacturing products, and related service, which is a subsidiary of an advanced computing solutions designer and provider listed on Taiwan Stock Exchange
5	Supplier C	19,228	3.0%	2019	Sensor suites parts	A Nasdaq-listed company in China mainly engaged in research, development and sales of LiDAR products
	Total	261,075	41.4%

Year Ended December 31, 2023
Rank	Supplier	Purchase amount	Percentage of total purchase(1)	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科 技有限公司)(3)	111,532	21.4%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
2	Supplier C	46,148	8.9%	2019	Sensor suites parts	A Nasdaq-listed company in China mainly engaged in research, development and sales of LiDAR products
3	Supplier A(4)	19,643	3.8%	2019	Vehicles	A private company in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Yutong Group(5)	18,377	3.5%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange
5	Supplier D	14,433	2.8%	2023	Vehicles	A company integrating bus product research and development, manufacturing and sales, which is a subsidiary of a leading bus manufacturer in China listed on Shanghai Stock Exchange
	Total	210,134	40.4%

Year Ended December 31, 2024
Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/Services Purchased	Supplier background
		(RMB in thousands)
1	Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科 技有限公司)	90,055	13.6%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
2	Yutong Group(6)	71,042	10.7%	2021	Vehicles	A large commercial vehicle group in China with products covering buses, trucks, construction machinery, special purpose vehicles and sanitation equipment, with two subsidiaries listed on Shanghai Stock Exchange
3	Supplier A(4)	38,265	5.8%	2019	Vehicles	A state-owned enterprise in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Supplier E	24,208	3.7%	2021	IDC server and equipment	A private company headquartered in Guangzhou, mainly engaged in the digital new infrastructure service field
5	Supplier B	22,494	3.4%	2019	Computing server	A company in China mainly engaged in research and development, manufacturing of HPC, AI servers and intelligent manufacturing products, and related service, which is a subsidiary of an advanced computing solutions designer and provider listed on Taiwan Stock Exchange
	Total	246,064	37.2%

Three Months Ended March 31, 2025
Rank	Supplier	Purchase amount	Percentage of total purchase	Business relationship since	Products/ Services Purchased	Supplier background
		(RMB in thousands)
1	Supplier E	30,496	10.0%	2021	IDC server and equipment	A private company headquartered in Guangzhou, mainly engaged in the digital new infrastructure service field
2	Supplier F	28,751	9.4%	2024	Vehicles	An enterprise in China mainly engaged in the sales of commercial vehicles
3	Supplier A	25,070	8.2%	2019	Vehicles	A state-owned enterprise in China mainly engaged in taxi operation, sales of battery and new energy vehicles parts
4	Guangzhou Yuji Technology Co., Ltd. (廣州禹迹科 技有限公司)	14,828	4.9%	2021	Data collection, labeling and compliance services	A private company in China mainly engaged in technology consulting and services, computer and communication equipment leasing
5	Supplier G	10,512	3.4%	2023	Human resources outsourcing	A private company in China mainly engaged in human resources outsourcing
	Total	109,657	35.9%

Notes:
(1)
Our total purchase primarily consists of accruals/payments for materials, vehicles and outsourcing service fees.

(2)
Our purchase from Yutong Group for the year ended December 31, 2022 represents purchase from companies within the same group, namely Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(3)
Guangzhou Yuji Technology Co., Ltd. (廣州禹跡科技有限公司) is a majority-controlled company of Mr. Ming Han (韓明), a sibling of Dr. Han, which is also beneficially owned by other shareholders that are unrelated to our Group or Dr. Han.

(4)
Supplier A is a substantial shareholder of a member of our Group.

(5)
Our purchase from Yutong Group for the year ended December 31, 2023 represents purchase from Yutong Bus Co., Ltd. (宇通客車股份有限公司).

(6)
Our purchase from Yutong Group for the year ended December 31, 2024 represents purchase from companies within the same group, namely Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司), Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

Suppliers of Key Components and Raw Materials
We engage third-party suppliers and our OEM partners for most of the components that are used to, or to be used to, manufacture our autonomous driving vehicles, including semiconductor chips, radar, LiDAR, and cameras and other components and materials.

The agreements with our suppliers of key components typically contain the following material terms:
•
Term.   The term of supply agreements typically spans a period of 12 to 18 months.

•
Payment term.   We generally make an initial payment of a certain amount at the time of contract signing and enjoy a credit term of 30 to 60 days from our receipt of the products and invoices.

•
Product specifications.   The agreements typically detail the product name, specification, price, quantity, delivery timeline and other specifics.

•
Delivery.   The suppliers are responsible for delivery of products to our designated location.

•
Quality control and quality guarantee.   Suppliers shall ensure that the products provided are brand new, defect-free and in line with agreed specifications. We normally have the right to reject and return any products that fail to meet our requirements stipulated in the purchase order, at the expense of suppliers, or to request free product replacement or maintenance within the warranty period offered by our suppliers which is typically 12 months.

•
Transfer of risk.   The risk transfers to us upon our receipt of the products.

•
Confidentiality.   All confidential information provided by each party shall be used solely for the purposes of the agreements and shall not be disclosed to any third party without prior written consent.

•
Termination.   The agreements are typically terminable by mutual agreement, or as specified in the agreements.

During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not experience material fluctuations in production costs and shortages in the supply of key components and raw materials from our major suppliers. However, some of the key components used to manufacture our autonomous driving vehicles were from limited sources of supply, we may therefore be subject to the risk of shortages and long lead times in the supply of these components and the risk that our suppliers discontinue or modify components used in our vehicles. See “Risk Factors—Risks Related to the Manufacturing of Our Products—Our customers’ ability to make payments may be negatively impacted by the economic downturns, leading to longer payment cycles and increased difficulties in collecting receivables, which poses a risk to our cash flow and overall liquidity.” Additionally, any substantial price increases or supply disruptions we may encounter in the future could adversely affect our research and development efforts and operational performance. See “Risk Factors—Risks Related to the Manufacturing of Our Products—We rely on a stable and sufficient supply of high-quality raw materials, equipment, and other necessary supplies. Any increases in prices or interruptions in supply could negatively impact our business, profitability and results of operations.”
To the best of our knowledge, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, our five largest suppliers were Independent Third Parties, except for Yutong Group and Guangzhou Yuji. As of February 6, 2025, except for Yutong Group and Guangzhou Yuji, none of our directors, their associates or any of our shareholders (who or which to the knowledge of the directors owned more than 5% of our issued share capital) had any interest in any of our five largest suppliers for each year during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we have not experienced any significant fluctuation in prices set by our suppliers or material breach of contract on the part of our suppliers.

Overlapping of Customers and Suppliers
Customer/ Supplier	Period	Revenue amount	Percentage of total revenue	Nature of revenue	Purchase amount	Percentage of total purchase	Nature of purchase
		(RMB in thousands)			(RMB in thousands)
Supplier D	2022	—	—	N/A	—	—	N/A
	2023	5,660	1.4%	Operational and technical support services	14,433	2.8%	Vehicles
	2024	531	0.1%	Robobus	4,210	1.1%	Vehicles
	Three months ended March 31, 2025	—	—	N/A	579	0.2%	Vehicles
Supplier C	2022	2,000	0.4%	Robobus	19,228	3.0%	Sensor suites parts
	2023	—	—	N/A	46,148	8.9%	Sensor suites parts
	2024	—	—	N/A	20,718	3.1%	Sensor suites parts
	Three months ended March 31, 2025	—	—	N/A	3,097	1.0%	Sensor suites parts
Guangzhou Yuji Technology Co., Ltd. (廣州 禹跡科技有限 公司)	2022	603	0.1%	Operational and technical support services	30,274	4.8%	Data collection, labeling and compliance services
	2023	—	—	N/A	111,532	21.4%	Data collection, labeling and compliance services
	2024	528	0.1%	Operational and technical support services	90,055	13.6%	Data collection, labeling and compliance services
	Three months ended March 31, 2025	—	—	N/A	14,828	4.9%	Data collection, labeling and compliance services

Customer/ Supplier	Period	Revenue amount	Percentage of total revenue	Nature of revenue	Purchase amount	Percentage of total purchase	Nature of purchase
		(RMB in thousands)			(RMB in thousands)
Yutong Group(1)(2)	2022	44,530	8.4%	Robobus; Operational and technical support services	168,862	26.8%	Vehicles
	2023	29,098	7.2%	Robobus; Operational and technical support services	18,377	3.5%	Vehicles
	2024	13,816	3.8%	Operational and technical support services	71,042	10.7%	Vehicles
	Three months ended March 31, 2025	1,564	2.2%	Operational and technical support services	978	0.3%	Vehicles
Customer K	2022	—	—	N/A	—	—	N/A
	2023	—	—	N/A	—	—	N/A
	2024	7,685	2.1%	Robobus & Robosweeper	372	0.1%	Lease of car-parking spaces
	Three months ended March 31, 2025	5,364	7.4%	Robobus & Robosweeper	177	0.1%	Lease of car-parking spaces

Notes:
(1)
Our revenue from Yutong Group represents receivables from companies within the same group, namely Zhengzhou Yutong Mining Equipment Co., Ltd. (鄭州宇通礦用裝備有限公司), Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司), Yutong Bus Co., Ltd. (宇通客車股份有限公司) and Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司).

(2)
Our purchase from Yutong Group represents purchase from companies within the same group, namely Zhengzhou Yutong Heavy Industry Co., Ltd. (鄭州宇通重工有限公司), Ourland Environmental Technical Ltd. (傲藍得環境科技有限公司) and Yutong Bus Co., Ltd. (宇通客車股份有限公司).

To the best knowledge of our directors, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, there were no other overlap between our major suppliers and our customers or between our major customers and our suppliers. We have established solid business relationships with our overlapping customers and suppliers. Our sales to and purchases from our overlapping customers and suppliers were not related to or inter-conditional upon each other.
Our directors confirmed that all of our sales to and purchases from these overlapping customers and suppliers were entered into after due consideration taking into account the prevailing purchase and selling prices at the relevant times, conducted in the ordinary course of business under normal commercial terms and on arm’s length basis. As of February 6, 2025, except for Yutong Group and Guangzhou Yuji, none of our directors, their close associates or any shareholders who owned more than 5% of the issued share capital of our Company, had any interest in any of our overlapping customers and suppliers during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025.
Contract Manufacturing
We currently partner with OEMs to manufacture our autonomous driving vehicles, instead of manufacturing the vehicles on our own. We believe these partnerships enable us to remain asset-light and maintain focus on developing and upgrading our proprietary autonomous driving products and services.
However, such business model may present unpredictable challenges, which could materially and adversely affect our business, prospectus, financial condition and results of operations. See “Risk Factors—Risks Related to the Manufacturing of Our Products—We cooperate with a large number of business partners, including, among others, OEMs, Tier 1 suppliers, logistics and urban service providers, and others. Collaboration with third parties subjects us to risks,” and “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
LOGISTICS AND INVENTORY MANAGEMENT
Logistics
We primarily rely on reputable third-party logistics providers to transport our hardware products from production facilities and warehouses to the destinations specified by our customers. To the best of our knowledge, such logistics service provider is an Independent Third Party.
Inventory Management
Our inventories primarily consist of production supplies and work in progress. Our inventories increased by 39.9% from RMB156.0 million as of December 31, 2022 to RMB218.2 million as of December 31, 2023, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robobus, robotaxi, and robosweepers. Our inventories decreased by 6.2% from RMB218.2 million as of December 31, 2023 to RMB204.7 million (US$28.2 million) as of December 31, 2024, primarily attributable to our enhanced inventory management and increased product sales compared to 2023, as well as approximately RMB50 million of inventories of vehicles and onboard equipment transferred to our property and equipment. Our inventories increased by 24.3% from RMB204.7 million as of December 31, 2024 to RMB254.4 million (US$35.1 million) as of March 31, 2025, primarily due to an increase in work in progress resulting from increased vehicle inventories for our products including robotaxi and robovan. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Discussion of Selected Items from the Consolidated Statements of Financial Position—Current Assets and Liabilities—Inventories.” We regularly monitor our inventory levels to ensure they meet customer order requirements. We also proactively evaluate market changes and strategically store key components and raw materials in anticipation of potential supply shortages. Our supplier chain department routinely reviews inventory aging reports and takes necessary steps to minimize the risk of obsolescence.
QUALITY CONTROL
We are dedicated to upholding the utmost quality standards in our products and solutions. To this end, we have crafted and put into operation a quality management system. This system serves as the structure enabling the continuous enhancement of both our products and operational processes. Additionally, we have established a management review control process. Through this process, we conduct regular and systematic evaluations of our quality management system, ensuring that we can closely oversee its implementation.
Product Returns and Recalls
We have developed a comprehensive non-conforming product control procedure to identify and control non-conforming products. We adopted a collaborative and multi-departmental approach to deal with non-conforming products where our after-sales department, hardware development team and assembly team regularly follow up with after-sales service support through implementation of rectification measures and continued issue tracking, personnel training and process improvement. Throughout the product returns and recalls process, our customer service team is available to answer any questions, provide updates, and offer assistance to customers. We will strive to resolve all customer issues in a timely and satisfactory manner. We believe this approach will effectively prevent non-conforming products from being used or delivered. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we had not experienced any material product returns or recalls.
Supply Chain Management
We have policies and procedures in place to guarantee the quality of key components and raw materials sourced from our suppliers. During the supplier selection and evaluation process, we carry out thorough due diligence and take into account multiple factors, including but not limited to their market reputations, professional credentials, industry experience, the availability of services or products, pricing, and delivery schedules. We require all of our suppliers to comply with our internal supply management policies. Our supply chain team is responsible for conducting a comprehensive inspection of product samples to ensure they meet our technical specifics and requirement. Additionally, we may conduct either regular or ad hoc on-site inspections of suppliers. We generally require suppliers to rectify any quality issues promptly upon being detected or notified. Besides, we have been maintaining an alternative list of competitive suppliers capable of providing comparable key components and raw materials, to mitigate risks associated with capacity constraints and other supply chain challenges such as intensified international trade tensions.
OUR ECOSYSTEM AND PARTNERSHIPS
We have established a robust ecosystem consisting of world-class partners that are crucial to our success. Many of our partners have also become our shareholders and invested in our future, demonstrating their strong conviction in our technology and go-to-market strategy and providing further validation to our product and service offerings. We believe our partnership network creates a significant and sustainable competitive advantage and allows us to stay ahead in terms of our technological competency and in our effort to commercialize autonomous driving technologies.
The OEMs and Tier 1 suppliers played an important role in the development and production of our autonomous driving vehicle and our partnership with them forge a vital layer of our ecosystem. These partnerships enable us to maintain strong control over supply chain and hardware design, while remaining asset-light and focusing on developing and upgrading our proprietary autonomous driving products and services.
We partner with OEMs, such as Nissan, Guangzhou Automobile Group, Geely Farizon New Energy Commercial Vehicle Group, Xiamen Golden Dragon Bus Co., Ltd, and JMC-Ford Motors, for the production of our L4 autonomous driving vehicles. Typically, under these partnerships, we purchase vehicles from OEM partners and then operate these specialized autonomous driving vehicles that integrate our autonomous driving software and hardware (including sensor suites) that meet our requirements, to provide mobility, logistics and other urban services on our own. We also sell these customized autonomous vehicles to our customers and provide related deployment and localization services, which optimize the vehicles for operation on specific roads and ensure they meet customer-specific technical metrics and autonomous functions. In addition, we also provide ADAS and research and development services to Bosch and autonomous driving research and development services to Nissan. See “—Overview—Go-to-Market Strategy.” We enter into separate contracts with OEM partners and Tier-1 supplier partner on market terms for these transactions.
We also work closely with other ecosystem partners in developing our L4 autonomous technologies, products and services. Such ecosystem partners include Uber, and Baiyun Taxi Group, for robotaxi, Guangzhou Public Transport Group No. 3 Bus Co., Ltd. and Beti, for robobus, ZTO, for robovan, as well as NVIDIA, Johnson Electric and Lenovo Vehicle Computing for key components and hardwares.
AWARDS AND RECOGNITION
During the last three financial years ended December 31, 2024 and the three months ended March  31, 2025, we have received numerous awards and recognitions for our technologies and innovations from government authorities and industrial organizations. The following table sets forth a summary of major awards and recognitions we received in the past years.
Awarding Year	Award/Recognition	Issuing Authority/Organization
2024	2024 Fortune Future 50 List (Worldwide)	Fortune
2024	Asia New Economy Pioneers Award	Caixin Global
2024	Most Admired Companies in China	Fortune China
2024	Top 50 Most Innovative Companies	Forbes China

Awarding Year	Award/Recognition	Issuing Authority/Organization
2024	2024 China Globalization Future Stars−Automotive and Automotive Technology List	Fortune
2024	China’s Top 50 Artificial Intelligence Technology Companies	Forbes
2024	Go-International Series Selection Top 30 in China	Forbes
2024	Hurun Global Unicorn Index 2024	Hurun Report
2023	Most Influential IoT Innovation List	Fortune
2023	2023 Change the World List	Fortune
2023	2023 China’s Best Design List	Fortune
2023	2023 Chinese Overseas Mainstays to Watch	Fortune China
2022	China’s Most Socially Impactful Startups	Fortune China
COMPETITION
We face competition, both in China and globally, from autonomous driving companies that offer autonomous driving technologies, products and services. We also potentially face competition from automotive OEMs global-wide and other global technology giants, particularly those who are building internal autonomous driving development programs.
Competition is based primarily on technology, ability to source capital, safety, efficiency and cost-effectiveness. See “Industry Overview of Global Autonomous Driving Market.” Our future success will depend on our ability to maintain our leading competitive position with respect to our technological advances over our existing and any new competitors. While we believe that we are well-positioned to effectively compete on the basis of the factors listed above, some of our current and potential competitors have greater financial, technical and other resources than us and may be able to deploy greater resources to the advancement of autonomous driving technologies. For additional information about the risks to our business related to competition, see “Risk Factors—Risks Related to Our General Operations—We operate and compete in highly competitive markets, facing challenges from both current and future competitors. If we fail to commercialize our technology on a large scale before our competitors, develop superior technology and products, or compete effectively, we may lose our market share or fail to gain additional market share, and our growth and financial condition may be adversely affected.”
We believe that our ability to compete effectively depends upon many factors within or beyond our control, including, among others:
•
the performance, reliability, ease of use, utility and price of our offerings compared to those of our competitors;

•
our highly differentiated approach to the offering of autonomous driving products and services;

•
our ability and progress on large-scale commercial deployment of autonomous driving vehicles;

•
our ability to provide superior and trusted user and customer experience;

•
our ability to further improve our leading and propriety autonomous driving technologies;

•
our ability to consistently enrich our offerings;

•
our ability to successfully expand our global footprints;

•
our ability to maintain and enlarge our alliances with key ecosystem partners;

•
our reputation and brand strength relative to our competitors;

•
our ability to fully comply with relevant laws, regulations, rules, policies and guidelines, as well as address disputes, proceedings, settlements, judgments, injunctions and consent decrees;

•
changes mandated by, or that we elect to make to address, evolving legislations and requirements by regulatory authorities;

•
our ability to attract, retain and motivate talented employees;

•
our ability to maintain and improve our safety mechanism;

•
our ability to raise additional capital; and

•
acquisitions or consolidation within our industry.

RESEARCH AND DEVELOPMENT
We believe our strong research and development capability is our principal competitive strength. We have invested a significant amount of time and resources in research and development to solidify and maintain our industry leadership in the market. We have built a world-class team that is focused on rigorous engineering.
Our R&D team
As of March 31, 2025, our global R&D team consisted of 731 engineers and 2,716 data processing staff, with 432 holding a master’s degree or higher and 54 PhDs from top universities. Our R&D team accounted for 94.2% of total employees as of the same date.
Our research and development expenses were RMB758.6 million, RMB1,058.4 million and RMB1,091.4 million (US$150.4 million), RMB277.6 million and RMB325.7 million (US$44.9 million) for the years ended December 31, 2022, 2023 and 2024 and the three months ended March 31, 2024 and 2025, respectively, representing 74.4%, 61.3%, 47.8%, 68.4% and 70.3% of our total operating expenses for the corresponding year/period. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 our investment in research and development primarily aimed to strengthen our technologies in autonomous driving and AI infrastructure, and to improve our product and operational capabilities. We expect our research and development expenses to increase as we continue to focus on the testing and commercialization of our autonomous driving technology, expand our R&D team and invest more resources to improve our technological capabilities. Our research and development activities are conducted at multiple research and development centers, including but not limited to mainland China and Singapore.
We offer competitive remuneration packages and welfare benefits to retain our key management and technical staff. We also invest in continuous education and training programs to enhance the skills of our key personnel. In cases where a key management and technical staff requests departure, we conduct conversation with them to gain insights into their reasons for leaving and to gather valuable feedback for our improvement initiatives. The salient terms of the agreements with key management and technical staff are set out below:
•
Ownership of intellectual properties.   We hold the entire right, title and interest, including any intellectual property rights, to any inventions, improvements, and other work products created, conceived, developed or reduced to practice by the employees during their term of employment.

•
No conflict.   Employees shall not engage in any other employment or other business activity related to the business in which we are now involved or become involved during their term of employment, nor shall they engage in any other activities that conflict with their obligations to us without our prior written consent.

•
Non-competition.   We have the right to unilaterally initiate a non-competition period of two years following the termination of employment. During the term of employment and the non-competition period initiated by us, employees shall not engage in any competitive behavior specified in the agreements.

•
Non-solicitation.   During the term and for a period of one year following the termination of employment, employees shall not solicit business from our customers or partners, hire or engage our employees, or otherwise interfere with our business relationships with vendors or suppliers.

•
Confidentiality.   During the term of employment, except in the proper performance of their duties, and for all times thereafter, employees shall not, without our prior express written approval, disclose, furnish, reproduce, make available, or utilize any confidential information specified in the agreements.

To attract, incentivize and retain key personnel and employees of our Company and to promote the success of our business, we adopted the 2018 Share Plan and have granted, and may continue to grant, options and other types of awards under the 2018 Share Plan.
We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. In addition, the issuance of additional equity upon the exercise of options or other types of awards would result in further dilution to our shareholders.
During the last three financial years ended December 31, 2024 and the three months ended March  31, 2025, there was no legal claim or proceeding that may have an influence on the research and development of our products and solutions.
INTELLECTUAL PROPERTY
We have developed a number of proprietary systems and technologies, and we believe the protection of our proprietary technologies and intellectual property is critical to our business.
We rely on a combination of intellectual property rights, such as patents, trademarks, copyrights and trade secrets (including know-how), in addition to fair trade practice, internal policies relating to confidentiality procedures, contractual provisions with our employees and business partners, intellectual property licenses and other contractual rights to protect our intellectual property and proprietary rights. Besides, we require our business partners to avoid infringement of intellectual property rights of other third parties.
As of February 6, 2025, we had 484 issued patents and 547 patent applications in China, consisting of 318 invention patents, 99 utility patents and 67 design patents, and we had 14 issued patents and 11 pending patent overseas. Our issued patents and patent applications cover our algorithms, embedded software, and a broad range of system level and component level aspects of autonomous technology, with only one utility patent not related to our products and solutions. We intend to continue to file additional patent applications with respect to our products and solutions. The intellectual properties for each of our products and solutions are all self-developed by our R&D department. As of February 6, 2025, with respect to our products and solutions, we self-owned all of our material patents and patent applications and had no co-own or co-share arrangements of our material patents and patent applications with third parties.
In addition, we held 54 copyrights, 259 trademarks and 4 domain names registered with relevant authorities in China as of February 6, 2025. We renew our domain name registrations prior to their expiration. Under normal circumstances, domain name registrations take effect immediately after the payment of renewal fees. As of February 6, 2025, all of our registered domain names remained in effect. If any of our domain name registrations cannot be renewed for any reason, we will be forced to find an alternative domain name, and the traffic to our websites may be negatively affected.
Regarding the tenure of our intellectual properties: (i) for patents, according to the Patent Law of the PRC, the validity period of an invention patent is 20 years from the filing date; and (ii) for copyright, according to the Copyright Law of the PRC, except for the rights of authorship, modification and the protection of the integrity of the work, which are not subject to time limitations, the publication right of a legal entity’s software copyright is protected for fifty years, ending on December 31 of the fiftieth year after the completion of the creation. The protection period for other copyrights is fifty years, ending on December 31 of the fiftieth year after the first publication.
Regarding the payment obligations in relation to our intellectual properties: (i) for issued invention patents, we are mainly required to pay the annual patent fee to competent authorities. We have kept track of the payment requirements for annual fees and made payment accordingly. As of March 31, 2025, all the due annual fees for the material issued patents are paid and the issued patents are valid according to our PRC Legal Advisor; and (ii) for pending patents, we are mainly required to pay the application fee, the substantive examination fee and the re-examination fee, depending on the examination progress, and we made the payment as required by the competent authorities as of February 6, 2025. As the intellectual properties for each of our products and solutions are all self-developed, and have not been licensed or transferred from third parties, so there are no corresponding license or transfer fees that we are obligated to pay.

The term of an individual patent may vary based on the countries/regions in which it is granted. In China and most other countries and regions in which we file patent applications, the term of an issued patent for invention is generally 20 years from the filing date of the earliest non-provisional patent application on which the patent is based in the applicable country. The actual protection afforded by a patent varies on a claim-by-claim and country-by-country basis and depends upon many factors, including the type of patent, the scope of its coverage, the availability of any patent term extension or adjustment, the availability of legal remedies in a particular country/region and the validity and enforceability of the patent.
Our patent portfolio covers all key aspects of autonomous driving, as illustrated in the table below, highlighting our strength to continuously innovate in all key technology areas to stay ahead of our competitors.
Module	Key Aspects	Number of Issued Patents(1)	Number of Pending Patents(1)
Localization and Imaging	Point clouds, antennas, yaw angle, etc.	26	47
Planning and Control	Trajectory prediction, lane decisions, path planning, speed planning, trajectory generation, vehicle control, etc.	41	36
Perception	Obstacles, traffic lights, lane line recognition, point cloud classification, semantic segmentation, model training, etc.	75	68
Hardware	Sensor suite, LiDAR, cameras, installation, calibration, cleaning, etc.	174	121
Product	Vehicle testing, remote assistance, network, etc.	31	53
Analysis	System evaluation, behavior analysis, etc.	9	37
Data	Machine learning, cloud platforms, stream processing, data labeling, etc.	88	30
Infrastructure	Large-scale simulation, scenario construction, interface visualization, etc.	40	155

Note:
(1)
As of February 6, 2025

We have established a system for the management and protection of intellectual property to cover the material aspects of each of our major products and solutions as of February 6, 2025. The table below sets forth the key intellectual property rights corresponding to the core technologies that are universally applied in multiple or all of our products and solutions:
No.	Patent Claim/ Core Technology	Patent (Status)	Functions/ Application Scenario
1.	A Method for Calculating Takeover Probability and Related Device	ZL2022103857622 (issued)	Providing a continuous, standardized safety metric used for assessing the safety of the autonomous driving, which can be utilized for both simulation result evaluation and safety monitoring of real vehicles
2.	Decentralized File Uploading Method and Device, Storage Medium, and Computer Apparatus	ZL2022116254163 (issued)	Providing an efficient, robust, distributed, and flexibly defined prioritized uploading method for efficiently collecting massive amounts of smart driving data

No.	Patent Claim/ Core Technology	Patent (Status)	Functions/ Application Scenario
3.	Automatic Vehicle Offline Method, Device, Equipment, and Storage Medium	ZL2021110181200 (issued)	Mass production assistant for vehicle offline
4.	Remote Takeover Method, Device, Equipment, and Storage Medium for Autonomous Vehicles	ZL2019104110713 (issued)	Remote driving system
5.	Autonomous Driving Speed Planning Method and Related Equipment Relating to Drivers’ Blind Spots	ZL2021114790886 (issued)	Defensive driving strategy for blind spots
6.	Method, Device, Equipment, and Readable Storage Medium for Predicting Obstacle Avoidance Reversing Trajectory	ZL2021114937950 (issued)	Reversing trajectory prediction algorithm
7.	Vehicle Motion Planning Method, Device, Equipment, and Medium	ZL2021115842905 (issued)	Generating trajectories that are physically comfortable in the horizontal and vertical directions and that can be followed correctly by the vehicle
8.	Narrow Road Meeting Method, Device, Equipment, and Storage Medium	ZL202211194239 (issued)	Dealing with narrow road meeting scenarios for autonomous vehicles
9.	Method and Device for Locating Obstacles in Semantic Map, Computer Apparatus, and Storage Medium	US17412958 (issued)	Locating obstacles on a semantic map
10.	Point Cloud Map Construction Method and Device, Computer Apparatus, and Storage Medium	ZL2018116428972 (issued)	Map generating system
11.	Sensor-Based Pose Optimization Method, Device, Equipment, and Storage Medium	CN2021112700029 (issued)	Positioning of autonomous vehicles
12.	Initialization Positioning Method, Device, Vehicle, and Storage Medium	CN2021111663732 (issued)	Initialization of autonomous vehicles
13.	Point Cloud Annotation Method, Device, Computer Equipment, and Storage Medium	CN2018115016975 (issued)	Point cloud annotation method
14.	Automatic Annotation Method, Device, Electronic Equipment, Medium, and Product for Time Sequence Data	CN2022101990056 (issued)	Automatic annotation

No.	Patent Claim/ Core Technology	Patent (Status)	Functions/ Application Scenario
15.	Index-Based Data Retrieval Method, Device, Server, and Storage Medium	CN2020116451995 (issued)	Data retrieval
16.	Obstacle Recognition Method and Apparatus, Computer Device, and Storage Medium	US17601005 (issued)	lidetect
17.	Target Object Detection and Segmentation Method, Device, Equipment, and Storage Medium	CN2022105548322 (issued)	CamBEV
18.	Traffic Light Identification Method, Device, and Electronic Equipment	CN2022101618792 (issued)	Traffic light model-based decider
19.	Time Synchronization Method, Device, Terminal Equipment, and Storage Medium	ZL2019111100701 (issued)	Sensor calibration
20.	Remote Sensor Cleaning Method, System, and Storage Medium	ZL202111252051X (issued)	Sensor auto-cleaning
While we take measures to protect our intellectual property, such efforts may be insufficient or ineffective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. Other parties may also independently develop technologies that are substantially similar or superior to ours. We have in the past initiated, and may in the future be involved in litigation to enforce our intellectual property rights and to protect our trade secrets. Our efforts to enforce our intellectual property rights have been, and may in the future be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property. “Risk Factors—Risks Related to Our Intellectual Property Rights—We may not be able to adequately establish, maintain, protect and enforce our intellectual property and proprietary rights or prevent others from unauthorized use of our technology and intellectual property rights, which could harm our business and competitive position and also make us subject to litigations brought by third parties.”
We also rely on proprietary information, such as trade secrets, know-how and confidential information, to protect intellectual property that may not be patentable, or that we believe is best protected by means that do not require public disclosure. We generally seek to protect this proprietary information by entering into confidentiality agreements, or consulting, services or employment agreements that contain non-disclosure and non-use provisions with our employees, consultants, contractors, scientific advisors and third parties. However, we cannot ensure that agreements are in place with each party who has had access to our confidential information. Even if such agreements exist, they could be violated or ineffective in preventing disclosure or misuse of our proprietary data, potentially lacking sufficient remedies for unauthorized use. See “Risk Factors—Risks Related to Our Intellectual Property Rights—In addition to patented technology, we rely on our unpatented proprietary technology, trade secrets, processes and know-how.”
As confirmed by our directors, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not have any instances of infringement of third parties’ intellectual property rights. See “Risk Factors—Risks Related to Our Intellectual Property Rights—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations” for risks relating to assertions of intellectual property rights infringement.
LICENSES, PERMITS AND APPROVALS
Industry Recognized Certifications
Our products and research and development procedures passed various industry recognized certifications and tests for safety and reliability. The table below sets out the main standards, certifications and requirements that we were compliant with as of February 6, 2025:

Standards, certifications and requirements	Definition of the standards, certifications and requirements	Our compliance with the standards, certifications and requirements
ISO 9001:2015	An internationally accepted standard for quality management systems published by the ISO, encompassing the formulation of quality policies, objectives and processes such as quality planning, quality control, quality assurance and quality improvement.	We are ISO 9001:2015 certified, with our certificate valid until June 22, 2025. We operate in accordance with the quality system requirements and are committed to continual improvement.
ISO 26262:2018	An international standard for the functional safety of road vehicles, focusing on electrical and electronic systems. It aims to enhance safety by addressing potential hazards from system malfunctions. The standard uses the Automotive Safety Integrity Level (ASIL) for risk classification, divided into four levels: A, B, C and D, with ASIL D representing the highest level of stringency.	We obtained ISO 26262:2018 (ASIL-D) certification for our functional safety development process, with our certificate valid until April 28, 2028.
ISO 21434:2021	An international standard specifying engineering requirements for cybersecurity risk management regarding concept, product development, production, operation, maintenance and decommissioning of electrical and electronic systems in road vehicles, including their components and interfaces.	We are ISO 21434:2021 certified, with our certificate valid until April 1, 2026. We operate in accordance with the system requirements and strive for further enhancement.
ISO 27001:2022	An internationally accepted standard providing guidance for establishing, implementing, maintaining and continually improving an information security management.	We are ISO 27001:2022 certified, with our certificate valid until December 17, 2027. We operate in accordance with the system requirements and strive for further enhancement.
ASPICE	Automotive software process improvement and capability determination, an industry-standard guideline for evaluating software development processes.	Certain of our R&D project achieved Level 2 in an ASPICE assessment.
ISO 14001:2015	An internationally recognized standard for environmental management systems (EMS). It provides a framework for organizations to design and implement an EMS, encompassing various aspects, from resource usage and waste management to monitoring environmental performance and involving stakeholders in environmental commitments.	We are ISO 14001:2015 certified, with our certificate valid until June 22, 2025. We operate in accordance with the system requirements and strive for further enhancement.
Licenses Applicable to Our L4 Business
We classify our L4 business activities based on revenue generation: (i) R&D on L4 technologies (including road testing), which does not generate revenue, and (ii) commercial activities that generate revenue. Our classification is made regardless of the underlying licensing classification because we may generate revenue under different types of autonomous driving licenses, or even without obtaining an autonomous driving license, depending on the regulatory landscape and whether a collaborator is involved.
Regulatory permits applicable to our L4 business generally fall into two categories: (i) licenses for L4 vehicles testing/commercial activities, and (ii) general business licenses not specific to autonomous driving. Typically, the responsibility for obtaining the required licenses lies with the entity operating the L4 vehicles. Accordingly, we are not required to hold licenses for L4 vehicle fleets operated by third parties (including our operating partners). Whether such parties are duly licensed depends on the applicable laws and regulations in the respective jurisdictions, which are beyond our control.
Licenses for Overseas L4 Vehicles Testing
As of the date of this prospectus, we are not required to obtain any regulatory approval for selling autonomous driving vehicles or providing autonomous driving related operational and technical support services for autonomous driving vehicles sold by us overseas. For commercial activities overseas, we cooperate with our local operating partners in the jurisdictions who will be responsible for securing the requisite licenses and permits. As of the date of this prospectus, we are not required to hold licenses and permits related to commercial activities overseas ourselves.
The table below sets out a list of licenses that are material for our overseas testing.
No.	License name (License No.)	Vehicle type	Nature of the license	Scope/ requirement	Grant date	Licensee name	Expiry date	Jurisdiction
1	M1 (Vehicle No.: RD3228G)	Robobus	The first-level public road testing of autonomous vehicles	A closed-circuit test covers multiple dimensions, including basic autonomous driving functions, dynamic and static obstacle recognition and avoidance, and overall vehicle safety performance	December 06, 2023	WeRide (Singapore) Pte. Ltd.	/	Singapore
2	T1 (ID No: WR01)	Robobus	Prerequisite license for applying for the exemption for use on the public paths	T1 license focuses on public path testing, emphasizing technical reliability and precise response capabilities in complex environments. Test components include, among others, path keeping and turning, interaction with other path users	October 24, 2023	WeRide (Singapore) Pte. Ltd.	/	Singapore
3	Minimal Viable License (RL2023002)	Robosweeper and other types of autonomous vehicles	National-level license to conduct testing for all types of autonomous vehicles in the UAE	Completion of public testing and operations on certain roads in the UAE over a period of time	August 1, 2023	WeRide Middle East General Trading Ltd	August 1, 2024(1)	the UAE

No.	License name (License No.)	Vehicle type	Nature of the license	Scope/ requirement	Grant date	Licensee name	Expiry date	Jurisdiction
4	Autonomous Vehicles Test Plate Certificate (AU1066)	Robotaxi	A test for autonomous vehicles on public roads under controlled conditions	Testing is allowed on public roads within the respective states, provided the testing entities meet certain requirements covering compliance certificate, insurance and vehicle registration	September 18, 2024	Weride Corp.	August 31, 2025	U.S.
5	Autonomous Vehicles Testing Program Test Vehicle Permits	Robotaxi	A test for autonomous vehicles on public roads under controlled conditions	Test vehicles are required to have safety features such as mechanisms for engaging/disengaging autonomous mode, certain data capture capability and meet the applicable federal motor vehicle safety standards	May 21, 2024	Weride Corp.	June 30, 2026	U.S.

Note:
(1)
The relevant authority has confirmed that we are permitted to keep conducting testing during the processing of our renewal application.

Licenses for L4 Vehicles Testing and Commercial Activities in China
As of the date of this prospectus, as advised by our PRC Legal Advisor, we are not required to obtain any licenses or permits for the sale of autonomous driving vehicles or providing related operational and technical support services for such vehicles sold by us under the PRC laws and regulations. As of February 6, 2025, as advised by our PRC Legal Advisor, we had obtained all road testing-related permits required under applicable local regulations in all regions of PRC where we are currently conducting road testing activities, and there is no material legal impediment to renewing the expired or soon-to-expire licenses or permits in the PRC, provided that we continue to comply with all the related requirements under the applicable PRC laws.
According to the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation) (智能網聯汽車道路測試與示範應用管理規範(試行)) promulgated on July 27, 2021, or the Road Testing and Demonstrative Application Circular, which replaced the previous Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) (智能網聯汽車道路測試管理規範(試行)) promulgated on April 3, 2018, as well as various local regulations, entities conducting road testing shall obtain either a Road Testing Notice for Intelligent Connected Vehicles (智能網聯汽車道路測試通知書) or submit a Self-Declaration of Safety for Road Testing (安全性自我聲明) confirmed by the competent authority. Collectively, we refer to these as the “road testing permits” (路測許可). Currently, at the national level in China, regulations primarily address road testing and demonstration applications (示範應用) of intelligent and connected vehicles, without specific provisions addressing the commercialization stage. However, some local governments have issued regulations that encompass commercialization or demonstration operations (示範運營), or road application pilots/commercial operations (道路應用試點/商業運營). The specific stages or names may vary across regions, but generally, they represent phases that go beyond road testing and demonstration applications, moving toward commercialization. For instance, Beijing has introduced the Administrative Measures for Beijing’s

Pilot Zone for Intelligent and Connected Vehicle Policy (Trial) (北京市智能網聯汽車政策先行區管理辦法(試行)), which permits road testing, demonstration applications, and commercial pilot (商業化試點) in specific areas of Beijing.
Taking Beijing as an example, vehicle testing is mainly assessed from aspects such as accumulated testing mileage, the proportion of autonomous driving mileage, disengagement rate, accident rate, and traffic violations. Our test results typically far exceed the testing standards. Before commercial operation, our vehicles have accumulated mileage of generally over 150,000 kilometers, with a disengagement rate lower than 0.5 times per 10,000 kilometers and an accident rate lower than 0.5 times.
The table below sets out a list of all permits we have obtained for our commercial operations in the PRC as of the date of this prospectus.
No.	Region	Vehicle Type	Licensee name	Notice (No.)	Scope of Permit	Grant Date	Validity Period
1	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0062)	Road testing, demonstration application, commercial pilot	2024.10.28	2024.10.28-2026.04.27
2	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0009)	Commercial operation(1)	2025.02.21	2025.02.21- 2026.06.22
3	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0026)	Commercial pilot	2025.03.28	2025.03.28-2026.09.27
4	Beijing	Robotaxi	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0031)	Commercial pilot	2025.03.28	2025.03.28- 2026.04.27
5	Beijing	Robobus	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0032)	Commercial pilot	2025.03.28	2025.03.28- 2026.04.10

Note:
(1)
The terms “commercial operation” and “commercial pilot” are specific designations used in the permits issued by Beijing authorities and the difference is understood to reflect a variation in terminology rather than in substantive regulatory requirements of testing nature or contents. According to the feedback from competent authorities in Beijing, in the road testing notices issued thereafter, the term “commercial operation” will be unified as “commercial pilot.”

The table below sets out a list of material permits by vehicle type that we have obtained for testing in the PRC as of the date of this prospectus. We may generate revenue under the testing license; for example, we collaborated with ZTO to test logistics services using our own fleet of robovans and generated revenue from such testing in 2023 and 2024.

Robotaxi
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (廣州市智能網聯汽車道路測試通知書) (2024 No. 109)	Road testing(1), passenger carrying testing, remote testing	2024.12.13	2024.12.13-2025.12.12
2	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 103)	Road testing, passenger carrying testing, remote testing	2024.09.06	2024.09.06-2025.09.05
3	Guangzhou	Wenyuan Guangzhou, Wenyuan Yuexing, Guangzhou Jingqi, and Baiyun Taxi	Guangzhou Huangpu Intelligent Connected Vehicle Application Demonstration Operation Qualification Notice (廣州市黃埔區智能網聯汽車應用示範運營資格通知書) (2025 No. 1)	Demonstration operation(2)	2025.04.18	2025.04- 2028.04
4	Nanjing	Wenyuan Suxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 5)	Road testing	2024.11.12	2024.11.12- 2026.05.01
Robobus
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Wenyuan Guangzhou, Guangzhou Bus Group Co., Ltd. (廣州巴士集團有限公司), Guangzhou Nansha Bus Co., Ltd. (廣州巴士集團南沙巴士有限公司)	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 110)	Road testing, passenger carrying testing	2024.12.13	2024.12.13-2025.12.12
2	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (智能網聯汽車道路測試通知書) (2024 No. 0053)	Demonstration application	2024.08.21	2024.08.21-2026.02.20
3	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0060)	Demonstration application	2024.10.11	2024.10.11-2026.04.10

No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
4	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0063)	Road testing, demonstration application	2024.10.28	2024.10.28-2026.04.27
5	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0015)	Road testing	2024.03.07	2024.03.07-2025.09.06
6	Dalian	Wenyuan Guangzhou, Dalian HaiChuang Asset Operation Management Co., Ltd. (大連海創資產運營管理有限公司)	Intelligent Connected Vehicle Demonstration Application Safety Self-Declaration (智能網聯汽車示範應用安全性自我聲明)	Demonstration application	2024.06.05	2024.06.05-2025.12.25
7	Songyang, Lishui	Wenyuan Wuxi, Songyang County Urban and Rural Public Transport Passenger Transport Co., Ltd. (松陽縣城鄉公共交通客運有限公司)	2024 Intelligent Connected Vehicle Demonstration Application Notice (2024智能網聯車輛示範應用通知書)	Demonstration application	2024.12.23	2024.12.23-2026.06.23
8	Dongguan	Wenyuan Guangzhou	Intelligent Connected Vehicle Road Testing and Demonstration Application Safety Self-Declaration	Road testing	2024.09.25	2024.09.20-2025.10.31
9	Nanjing	Wenyuan Suxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 5)	Road testing	2024.11.12	2024.11.12- 2026.05.01
Robosweeper
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 101)	Road testing, remote testing	2024.08.26	2024.08.26-2025.08.25
2	Guangzhou	Wenyuan Guangzhou	Guangzhou Intelligent Connected Vehicle Road Testing Notice (2024 No. 97)	Road testing, remote testing	2024.07.22	2024.07.22-2025.07.21
3	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2025 No. 0007)	Road testing	2025.02.21	2025.02.21-2026.08.20

No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
4	Beijing	Wenyuan Jingxing	Intelligent Connected Vehicle Road Testing Notice (2024 No. 0068)	Road testing	2024.12.11	2024.12.11-2026.06.10
5	Dalian	Wenyuan Guangzhou, Dalian HaiChuang Asset Operation Management Co., Ltd.	Intelligent Connected Vehicle Demonstration Application Safety Self-Declaration (智能網聯汽車示範應用安全性自我聲明)	Road testing	2024.11.01	2024.11.01-2026.04.30
6	Dongguan	Dongguan Wenyuan Zhixing Intelligent Technology Co., Ltd. (東莞文遠知行智慧科技有限公司)	Intelligent Connected Vehicle Road Testing Safety Self-Declaration	Road testing	2024.05.09	2024.06.01- 2025.11.30
Robovan
No.	Region	Testing Entity	Testing Notice/ Demonstration Application Qualification Notice (No.)	Nature of Testing	Grant Date	Validity Period
1	Guangzhou	Guangzhou Wenyuan, Guangzhou Wenyuan Zhixing Intelligent Technology Co., Ltd. (廣州文遠知行智慧科技有限公司)	Nansha Unmanned Driving Equipment Road Test Access Qualification Notice (南沙區無人駕駛裝備道路測試准入資格通知書)	Road testing	2025.06.09	2025.06.03- 2026.12.02

Notes:
(1)
According to the Road Testing and Demonstrative Application Circular, entities applying for road testing should meet across eight aspects: the nature of the organization, scope of business, capability to compensate for accidents, testing and evaluation capabilities, remote monitoring capabilities, incident recording and analysis capabilities, cybersecurity assurance capabilities, and compliance with laws and regulations.

(2)
According to the Road Testing and Demonstrative Application Circular, entities applying for demonstration application should fulfill across nine aspects: the nature of the organization, scope of business, independent operational capabilities and responsibility allocation, capability to compensate for accidents, demonstration application plans, remote monitoring capabilities, incident recording and analysis capabilities, cybersecurity assurance capabilities, and compliance with laws and regulations.

Business Licenses
When we first commenced commercial operations of our robotaxi services in Guangzhou in 2019, there was no comprehensive regulatory framework in Guangzhou governing autonomous driving. As such, we collaborated with a third-party partner that possessed traditional taxi operating licenses, with autonomous driving systems retrofitted onto the vehicles. According to the currently effective Interim Measures for the Administration of Online Ride-Hailing Operations and Services (網絡預約出租車經營服務管理暫行辦法),

online ride-hailing business refers to activities that rely on internet technology to establish service platforms, integrate supply and demand information, and use qualified vehicles and drivers to provide non-cruising, reservation-based taxi services. Given that: (1) robotaxi services differ from traditional online ride-hailing operations due to the unique characteristics of the autonomous driving industry, i.e., such services do not require human drivers and are provided exclusively through autonomous vehicles; (2) the regulations related to autonomous driving are still evolving and are generally pilot in nature, with no comprehensive regulatory framework clearly defining all licensing requirements for autonomous driving-related operations; and (3) the relevant authority believes that providing robotaxi services does not require an online ride-hailing license, we, as advised by our PRC legal advisor, believe that we are not engaged in online ride-hailing operation services as defined under the Interim Measures for the Administration of Online Ride-Hailing Operations and Services, and the Interim Measures for the Administration of Online Ride-Hailing Operations and Services do not explicitly require autonomous driving service providers, such as our Company, to obtain an Online Ride-Hailing Business Permit. While it is not strictly required for our business operation under the PRC laws, Guangzhou Jingqi, our subsidiary, proactively obtained an Online Ride-Hailing Business Permit on February 9, 2021 to mitigate potential regulatory risks associated with our operations.
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, as advised by our PRC legal counsel, except for the surveying and mapping certificate, which can be fulfilled through collaboration with licensed third parties, we had obtained all licenses, permits, approvals and certificates necessary to conduct our operations in all material respects from the PRC, and such licenses, permits, approvals and certificates remained in full effect. We have not been penalized, nor have we encountered any administrative orders or investigations, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025. For related risks, see “Risk Factors—Risks Related to Our General Operations—Any lack of requisite approvals, licenses or permits applicable to our business operation may have a material and adverse impact on our business and results of operations.”
EMPLOYEES
As of March 31, 2025, we had 3,367 full-time employees and approximately 291 temporary employees (interns) globally, among whom 3,517 employees were based in China, including in Guangzhou, Shanghai, Beijing and 141 employees outside China.
The following table sets forth the number of our employees as of March 31, 2025.
Function	Number of Employees	% of Total
Research and development engineers	731	20.0%
R&D data processing staff	2,716	74.2%
Sales and marketing	62	1.7%
Operations	60	1.6%
General management and administration	89	2.5%
Total	3,658	100.0%
Recruitment and Training
We mainly recruit our employees through on-campus job fairs, employee referrals, industry referrals and online channels including our corporate website and social networking platforms. We undertake a strict interview process for recruitment purposes. We enter into standard employment agreements, as well as confidentiality and non-compete agreements with our employees in accordance with market practice. We have adopted a training protocol in mainland China, pursuant to which we provide pre-employment and ongoing management and technical training to our employees.
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not experience any difficulties in the recruitment or retention of experienced staff or skilled personnel.
Remuneration and Benefits
Our success depends on our ability to attract, motivate, train and retain qualified employees. We offer our employees competitive compensation packages, performance-based cash bonuses and other incentives. Bonus payments are generally discretionary and based in part on employee performance and on the overall performance of our business. Our employees have set up a labor union in China according to the applicable PRC laws and regulations.
As required by regulations in mainland China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based employees, including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance, and housing provident fund. We are required under PRC law to make contributions to employee benefit plans occasionally for our PRC-based employees at specified percentages of their salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by local governments in mainland China from time to time. In order to efficiently administer the contribution of employment benefit plans of our employees in some cities, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we engaged third-party agents to make the contribution for our employees. We have fully paid social insurance premium and housing provident funds for these employees through third-party human resource agencies to the relevant local authorities.
In addition, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, for some of our employees, we did not pay social insurance and housing provident funds in full. If the relevant competent government authority is of the view that we have underpaid social insurance and housing provident fund for our employees or the third-party agency arrangement does not satisfy the requirements under the relevant PRC laws and regulations, we may be required to pay the shortage of our contributions or subject to fines or other legal sanctions. Employers who fail to promptly contribute social insurance premiums in full amount shall be ordered by the social insurance premium collection agency to make or supplement contributions within a stipulated period, and shall be subject to a penalty for late payment from the due date at the rate of 0.05% per day; where payment is not made within the stipulated period, the relevant administrative authorities shall impose a fine ranging from one to three times of the amount in arrears. And if the employer fails to pay the housing fund within the prescribed time, it may be ordered to pay within a certain period of time, and if it still fails to pay, compulsory enforcement by the court can be applied. In light of the following: (i) based on the credit report issued by the relevant authorities, during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we have not been subject to any administrative penalties or court enforcement actions in relation to social insurance or housing provident fund matters; (ii) according to the Urgent Notice of the General Office of the Ministry of Human Resources and Social Security on Implementing the Spirit of the Executive Meeting of the State Council in Stabilizing the Collection of Social Insurance Premiums, all the local authorities responsible for the collection of social insurance are strictly forbidden from retroactively collecting historical unpaid social insurance contributions from enterprises; (iii) based on anonymous telephone consultations with the social insurance authorities in certain jurisdictions where the Group’s domestic subsidiaries operate, these authorities typically do not proactively conduct audits or require supplementary payments unless prompted by employee complaints; (iv) based on our confirmation, our Group did not receive any notices from the relevant authorities regarding objections or complaints raised by employees concerning the contribution of social insurance or housing provident funds; and (v) we committed that, in the event that the competent authorities require us to rectify any non-compliance, we will actively fulfill the relevant obligations, the PRC legal counsel is of the view that, provided there are no significant changes to current policies, regulations, and enforcement or supervisory practices, and in the absence of collective employee complaints or litigation or arbitrations, the risk of our Group being penalized or required to make up payments by the relevant competent authorities during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025 is remote. We estimate that the shortfall in social insurance and housing provident fund contributions was approximately nil, nil, RMB4.4 million and RMB2.6 million (US$0.4 million) for 2022, 2023, 2024 and the three months ended March 31, 2025, respectively. Accordingly, we made a provision of RMB4.4 million for the outstanding social insurance and housing provident fund contributions in 2024. In the event where we are ordered by the relevant government authorities to rectify and pay the outstanding social insurance and housing provident funds within a prescribed time, we will rectify and make up such shortfall within the prescribed time.
Besides, we have historically outsourced test driving operations to a third-party service provider, with whom the test drivers maintain employment relationships. The Road Testing and Demonstrative Application Norm and several local regulations require that entities conducting road testing and demonstration applications shall execute employment contracts or labor service agreements with test drivers. As these regulations do not explicitly stipulate penalties, failing to sign such contracts per se would not give rise to any financial penalties to our Group but may affect the approval of corresponding road testing permits applications. Since we apply for road testing permits based on actual projects in different cities, not all drivers are engaged simultaneously. As of March 31, 2025, we had 742 test drivers employed by third parties, and all drivers involved in our road testing applications have signed employment contracts or labor service agreements with us.
Diversity
We believe that diversity, including but not limited to gender diversity, is important to us in thriving in the business environment. We foster inclusion and equality among employees from all backgrounds, regardless of age, gender, disability, and citizenship status, among others. As of March 31, 2025, approximately 44.0% of our employees are female.
Relationship with Our Employees
We believe that we have a good working relationship with our employees and provide an environment that encourages innovation and creativity. As a result, we have generally been successful in attracting and retaining qualified employees and have not experienced any significant labor disputes and labor strike up to February 6, 2025.
ENVIRONMENTAL, SOCIAL AND GOVERNANCE
We are committed to corporate social responsibility and we aim to create a positive social, environmental and economic impact. We have implemented initiatives on Sustainability and Corporate Social Responsibility, or CSR, and Environmental, Social and Governance, or ESG, making social and environmental impact a core factor in many of our business decisions. We are committed to collaborating closely with industry stakeholders and domestic and international organizations to support broader industry-wide CSR and ESG practices, to explore multi-dimensional use cases for our technology, to empower traditional industries with our capabilities and to promote the long-term sustainability of our society.
Governance
To effectively manage ESG issues, we plan to establish a three-tier ESG governance structure, comprising the Board, the ESG Committee, and the relevant executive departments, with their responsibilities include assessing and identifying ESG-related risks and opportunities, ensuring the effective implementation of ESG risk management and internal control systems, and establishing our ESG management approach, strategy, priorities and objectives.
Through our internal governance and the implementation of environmental and occupational health and safety measures, we strive to foster a healthy and safe working environment for all employees. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we had no material workplace injuries and we had not been subject to any fines or other penalties due to non-compliance with health, safety or environmental regulations.
Our Board identifies, evaluates, and manages the impact of material ESG risks. Our Board regularly reviews the overall ESG performance of our company, conducting thorough assessments to ensure adherence to sustainable practices. In collaboration with management, our Board benchmarks our ESG performance against industry leaders and peers of similar size, fostering continuous improvement.
Our Board and management also closely monitor cross-division collaboration within our Company to ensure operations align with our ESG vision, strategies, and initiatives. To foster transparency and facilitate communication, we have developed channels to exchange ESG-related information across departments. Our Board receives regular updates on our Company’s ESG performance, vision, and strategies through various communication methods, including Board meetings and special reports. Additionally, the Board actively monitors the implementation of ESG plans and tracks tracking budgets, expenditures and progress on key ESG initiatives to ensure effective execution.

Social Responsibility
We are committed to building a more sustainable future and bringing positive changes to communities. WeRide’s autonomous driving technologies enable a more efficient transportation network with higher vehicle utilization and less congestion and alleviate any shortage of human drivers. More importantly, we believe our autonomous technology products and services deliver a safer transportation experience both for the passengers and the surrounding environment. It does so by significantly reducing the risk of accidents, particularly for those associated with human errors which contribute to 90% of traffic accidents, according to CIC. Autonomous driving vehicles also render transportation more accessible to certain individuals, particularly people with mobility difficulties. We maintained a track record of no regulatory discipline for autonomous driving system failure as of February 6, 2025 after five years of commercial operations on open roads. Our commitment to safety is unmatched and deeply embedded in our technological leadership.
Furthermore, our trusted vehicles delivered hope in times of need. As a recent testament to our commitment to CSR and the social benefits that our autonomous driving technologies are capable of bringing, we joined the fight against the spread of the coronavirus and rolled out our autonomous driving fleet to help quarantined communities. Various districts in Guangzhou were put under emergent lockdown in May 2021. Medical supplies and necessities were direly needed but delivery made through conventional manned-transportations was not possible due to risks of human—human infection. We urgently set up collection sites for materials to be delivered and dispatched our robotaxis and robobuses to fulfill the task. In the course of 20 days, our autonomous driving vehicles completed over 500 consignments and delivered more than 20,000 pieces of items, including over 100 tons of food, medicine, infant formula, study materials, etc., in the hands of quarantined households.
Our autonomous driving technologies help tackle the global shortage of certain job positions. For example, our robobuses can address the pressing shortage of bus drivers, a significant challenge for public transportation worldwide, as evidenced by a 7% unfilled position rate for bus and coach drivers in Europe in 2021. Equipped to operate safely and driverless for extended hours, robobuses will enhance public transit options for city dwellers facing an aging workforce in this sector. Similarly, street sanitation is labor-intensive and poses health and safety risks, as workers often face long hours in dangerous environments, including busy roadways. With a shortage of street sanitation workers becoming increasingly urgent, our robosweepers offer a solution by operating autonomously and safely in various conditions, reducing the burden on human labor and enhancing overall sanitation efficiency.
Beyond addressing these labor challenges, we believe our autonomous driving technologies offer opportunities for creating high-tech positions such as engineers, data scientists, AI specialists and testers, as well as experts in regulatory affairs. As autonomous vehicles become widespread in the future, emerging service models such as shared mobility and smart cities will generate new roles in urban planning and fleet management, fostering new industries and service sectors focused on improving accessibility, sustainability, and convenience in urban environments. Moreover, with approximately 43.2 million traffic accidents occurring per year globally and over 90% attributable to human error, our technologies help reduce accidents caused by distractions, fatigue, miscalculation or other human errors by reacting to various driving situations with high precision.
While the rise of autonomous driving technologies may reduce certain repetitive and hazardous jobs, it effectively addresses critical labor shortages, creates new job opportunities and offers a chance to enhance labor market efficiency and public safety, as well as transform urban living through smarter, more sustainable transportation solutions.
Employee Care and Occupational Development
We strictly abide by labor laws and regulations of all jurisdictions where we operate. To ensure adherence to workplace standards, we have implemented internal policies such as the employee manual and an anti-sexual harassment policy.
We are committed to an open recruitment process based on equal competition and merit-based selection, which ensures a reasonable and systematic employment mechanism in the utilization, training, and development of talent. In strict compliance with the principle of diversity, inclusiveness, and non-discrimination in recruitment, we provide employees with equal employment opportunities and conditions, while actively combating against employment discrimination. We have set the following polices to support these values:

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We shall not refuse to employ women or raise the recruitment standards for women based on their gender.

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We shall not discriminate against workers based on their ethnicity, race, or nationality.

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We will provide proper care to ethnic minority workers in accordance with applicable laws.

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We shall not discriminate against individuals with disabilities.

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We shall not discriminate against citizens based on their religious beliefs or lack thereof.

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We shall not provide workers with different treatments based on age or martial status.

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We shall not refuse to employ individuals for carrying infectious diseases.

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We shall not impose discriminatory restrictions on rural workers seeking employment in urban areas.

The table below sets forth the improvement of employment equality and diversity with our continuous efforts during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025.
	As of December 31,			As of March 31
	2022	2023	2024	2025
Female Employee Percentage	15.6%	16.3%	39.8%	44.0%
Number of Employee Nationalities	2	6	9	9
The table below sets forth the gender diversity within our Board as of February 6, 2025.
	Female	Male	Non-Binary	Did Not Disclose Gender
Gender Identity
Directors	1	5	0	0
We have established comprehensive career development pathways and training mechanisms for our employees, strictly implementing a variety of promotion and training management policies. Our career development platform and training system are designed to stimulate employees’ potential and offer proper career progression and promotion opportunities. As part of our monthly training sessions, we invite our CEO, tech leads, and heads of IT and human resources to speak, which helps effectively communicate our mission, vision, values, technology, business operations, and performance expectations. This also facilitates the smooth integration of new employees into their roles and daily work.
Environmental Protection
We are committed to decarbonization and the building of a greener and more sustainable future. One core benefit of our autonomous technology is the optimization of vehicle controls and maneuvers and in turn the improvement of energy efficiency. The L4 autonomous driving system is able to reduce energy consumption per 100 kilometers by over 15% due to automated lane-changing acceleration/deceleration and braking functions. During a four-month period of open road trial conducted in 2022, our robosweepers achieved a reduction of more than 20,000 kilograms in carbon dioxide emission as compared with conventional street cleaning vehicles. We are dedicated to further advancing our technology for better management of environmental footprint of passengers and freight transportation globally. We are also working with our partners, such as Hyundai, to promote sustainable mobility and the adoption of clean energy.
We adhere to all laws and regulations and are dedicated to continuous improvement, aiming to minimize the environmental impact of our operations while ensuring our environmental protection efforts remain legal and compliant. Furthermore, we intend to periodically evaluate the efficacy of our environmental initiatives and publish ESG reports to communicate our advancements and milestones to stakeholders. By executing our ESG policies and initiatives, we aim not only to substantially diminish our environmental impact and our dependence on natural resources but also to cultivate a favorable reputation for sustainable growth in our industry. Our ESG endeavors will also yield enduring economic advantages, such as decreased our operational expenses and improved our competitiveness.

The below table sets forth key indicators related to resource consumption of our headquarters in Guangzhou during the last three financial years ended December 31, 2024 and the three months ended March 31, 2025:
	For the Year Ended December 31,			For the Three Months Ended March 31,
	2022	2023	2024	2025
Electricity consumption (kWh)	439,478	608,548	609,074	127,721
Electricity consumption per unit area (kWh/m2)	121.85	133.58	133.69	28.04
Water consumption (m3)	74	175	190	42
Water consumption per unit area (m3/m2)	0.02	0.04	0.04	0.01
Waste discharge (m3)	74	175	190	42
Waste discharge per unit area (m3/m2)	0.02	0.04	0.04	0.01
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, our total electricity consumption, water consumption, and waste generation have increased, which aligns with our business development and the rising number of employees. The intensity of our electricity consumption, water consumption and waste generation, which represents the consumption of electricity and water, as well as the waste discharge per unit area, increased from 2022 to 2023 and remained stable from 2023 to 2024. We have set the following environment-related targets in light of the current state of business and environmental management to promote the green and low-carbon development of our Company:
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Electricity consumption target:   We aim to reduce the electricity consumption intensity by 5% by 2027 compared to 2024.

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Water consumption target:   We aim to reduce the water consumption intensity by 5% by 2027 compared to 2024.

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Waste management target:   We aim to reduce the waste discharge intensity by 5% by 2027 compared to 2024.

To achieve our targets, we are adopting various strategies and measures to identify, assess, manage and mitigate environmental and climate-related risks, including but not limited to:
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Optimize the model of accessories to adapt to multiple vehicle models and reduce the rate of defective parts.

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Modernize structural parts, reduce the size of original materials, improve the utilization rate of materials, and lower the resource cost of raw materials.

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Standardize the calibration process of the sensor suite to reduce calibration time for each vehicle to a minute level, minimize the long-term operation demand of high-performance hosts, and decrease energy consumption.

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Minimize the time required to collect data during vehicle operation after sensor installation, reducing vehicle operation time by more than 2 hours and lowering energy consumption.

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Use the integrated bench efficiently to organize the wiring harness and sensor, reduce space utilization and debugging time, and utilize remote power to turn off devices when not in use to save energy.

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Encourage employees to adopt a paperless office and print on both sides in black and white if necessary.

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Use LED lights and turn off lights when there is sufficient daylight.

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Control air conditioner hours by setting a suitable temperature range (25°C—26°C).

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Promote low-carbon commuting by encouraging employees to use public transportation and providing electric Robobus shuttle service, new energy charging piles, and other solutions.

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Equip faucets with electric induction water outlet devices.

In particular, we have implemented various measures to reduce our carbon footprint in production and the workplace. Below are examples of our efforts for clean production and resource conversion:
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Use of electrical vehicles:   All of our autonomous driving vehicles are fully electric vehicles.

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Lightweight design:   We reduce energy consumption and associated carbon emissions during vehicle operation through lightweight design. In early 2022, we launched a new generation of sensor suites SS 4.0 featuring innovative compatibility design and highly integrated technical solutions. This marked the industry’s first small-scale and lightweight sensor suite combination, offering precise and stable autonomous driving perception for various passenger models. The high sensor integration has significantly reduced the system’s length, width, and height, making it just one-sixth the volume of the previous generation and occupying less than 0.4 square meters of roof space. At the same time, the weight has been reduced to 20% of the original, with a net weight of 13 kilograms, the lightest in the L4 level autonomous driving industry.

In late 2022, we introduced the SS 5.0 sensor suite, further advancing the technology. Compared to the SS 4.0, the SS 5.0 boasts a 66% reduction in height for the Roof Front Sensor Set, a 15% decrease in thickness, and an overall weight reduction of 17%. In 2024, we unveiled the SS 5.6, an upgraded sensor suite designed with enhanced aerodynamics and a more compact form. This suite provides 360-degree coverage and blind-spot-free perception, even in the most challenging environments. Our continuous efforts in upgrading sensor suites effectively lower power requirements during vehicle operation, contributing to energy saving through lightweight design.
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Optimized Efficiency in maintenance station:   We optimize the layout of maintenance station through an integrated design, enabling quick assembly of components. This improvement enhances the efficiency of material distribution from the packaging area to the production area, increasing assembly efficiency by over 60% and reducing logistics delivery time by more than 80%. In addition, our efforts to optimize production efficiency include process optimization, standardized training, as well as internal technical exchanges to enhance quality problem tracking, task management, repair personnel management, work hour management, and material management. These measures help streamline operations, reduce waste, and improve resource management, ultimately leading to significant savings in workshop water and electricity consumption.

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Green Office:   To support environmental sustainability, we prioritize leasing spaces with green certifications and established resource-saving measures. Our headquarters are located on Guangzhou Bio Island that features advanced all-buried water reclamation facility. Our office in Nanjing has been awarded a two-star green building certification.

Data Privacy and Security Governance
We are committed to protecting personal information and privacy. We are committed to maintaining users’ trust and adhering to the principles of information security protection. These principles include consistent rights and responsibilities, explicit purpose, informed consent, minimum necessity, security assurance, and transparency. We have established a comprehensive governance framework that clearly sets out data collection management specifications and requirements, clarifies data collection principles, and outlines business data collection process and methods (both direct and indirect). We also specify the purpose, use, and scope of data collection. Our data collection principles include:
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Legal compliance:   Data must not be obtained illegally. The purpose and scope of data collection must adhere to all relevant legal and regulatory requirements.

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Necessity:   Data collection should be purposeful, limited in scope, quantity, and frequency. Data irrelevant to the provision of services should not be collected.

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Continuous improvement:   Update governance frameworks in line with our latest technology and ensure compliance with new regulations for data supervision, such as the default non-collection principle and the accuracy range application principle. We regularly update our governance framework to reflect advancements in technology and comply with new data protection regulations, such as principles for privacy by default and data accuracy.

We have invested in developing a rigorous information security system and governance framework, with clearly defined roles and responsibilities for managing information security. Our Information Security Steering Committee leads our information security and compliance efforts, supported by the Information Security Supervisory Committee, which oversees security management, and the Information Security Planning

Committee, which develops security strategies. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have appointed specialists to oversee cybersecurity, data security, and privacy issues.
Our commitment to information security and compliance is reinforced by certifications in relevant frameworks, including ISO/SAE 21434, ISO/IEC 27001, ISO 26262, ISO 9001, ASPICE CL2.
BUSINESS SUSTAINABILITY
Autonomous driving is poised to fundamentally change our way of life. It has been transforming, and is expected to continue to transform automotive, mobility services, freight transportation industries and various industrial and public service use cases, with continued evolution on the horizon. The market for autonomous driving products and services, particularly L4 autonomous driving offerings, is nascent and fast evolving. However, many players in the autonomous driving industry (especially those focusing on L4 and above autonomous driving products and services) are still in their respective early stages of development, and most of them have yet to recognize steady or even meaningful revenue. In contrast and as further elaborated below, we have already demonstrated strong performance and established a solid revenue stream, positioning ourselves as a leader in this evolving market in terms of innovativeness.
We are the second largest company globally for L4 and above autonomous driving on city roads in terms of revenue in 2024, representing 21.8% market share, according to CIC. Our autonomous driving technology ranks among the most advanced and commercially proven in the world, designed to cater to a broad spectrum of scenarios from urban environments to highway settings.
Our Group has been loss-making and recorded accumulated losses since our establishment in 2017. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we engaged in (i) the sales of autonomous driving vehicles, including robotaxi, robobus, robovan, and robosweeper, (ii) the provision of autonomous driving related operational and technical support services, and (iii) the provision of other technology services derived from our autonomous driving technology stack.
We are in a favorable market position to secure a healthy profit margin due to the success of our product and service offerings. For the years ended December 31, 2022, 2023 and 2024, our gross profit was RMB232.5 million, RMB183.5 million and RMB110.7 million (US$15.3 million), respectively, and our gross margin, which represents the proportion of revenues that exceeds cost of revenues, was 44.1%, 45.7% and 30.7%, respectively. The decrease from 2023 to 2024 was primarily because of (i) the fluctuation of revenue mix with more products of lower profit margin, such as robosweepers and robobuses, (ii) the sales strategy we adopted in 2024 involving certain pricing adjustments we made based on factors such as inventory positions and order volumes, (iii) the increased labor resources and cloud service fees for delivering ADAS research and development services to Bosch, and (iv) relatively low profit margin from our enlarged intelligent data services which commenced in 2024. For the three months ended March 31, 2024 and 2025, our gross profit was RMB29.4 million and RMB25.4 million (US$3.5 million), respectively, and our gross margin was 41.3% and 35.0%, respectively. The decrease from the three months ended March 31, 2024 to the same period in 2025 was primarily due to the decrease in service gross margin as (i) the customized R&D services for Bosch with higher margin had been completed in late 2024, and (ii) revenue from intelligent data service with relatively low margin increased in first quarter of 2025. The foregoing decrease in service gross margin was partially offset by an increase in margin from product sales as we recorded write-down of carrying amounts of certain long-aging robosweepers for the three months ended March 31, 2024, while there was no such write-down recognized for the same period in 2025. We may continue to engage in pricing adjustments based on our inventory positions and order volumes. However, our sustained growth and long-term success are driven by: (i) continuously deepening our collaboration with existing clients, (ii) establishing new partnerships to expand our business, particularly in overseas markets, and (iii) consistently providing additional technology services derived from our autonomous driving technology stack to our clients.
Our revenue for the years ended December 31, 2022, 2023 and 2024 was RMB527.5 million, RMB401.8 million and RMB361.1 million (US$49.8 million), respectively. The decreases in sales in 2023 and 2024 were mainly due to a challenging macroeconomic environment. Our revenue increased by 1.7% from RMB71.2 million for the three months ended March 31, 2024 to RMB72.4 million (US$10.0 million) for the three months ended

March 31, 2025. The increase in revenue was primarily due to (i) an increase in sales of robotaxis and robosweepers for the three months ended March 31, 2025, and (ii) an increase in revenue from intelligent data services commenced in the second half of 2024, partially offset by (i) a decrease in sales of robobuses and (ii) a decrease in service revenue with customized R&D services for Bosch had been completed in late 2024. Based on our communication with our potential business partners we had an understanding that they prioritized their budgets in 2023 and 2024 for investment in other fields. As a result, our sales of vehicles, primarily robobuses, decreased and we recorded less revenue than anticipated in 2023 and 2024. Rather than investing our efforts in resuming the purchase levels from these customers, we are currently primarily focusing our efforts on: (i) deepening collaboration with customers investing in the field of autonomous driving, (ii) forming new partnerships to grow our business, primarily in overseas markets, and (iii) continuing to offer other technology services derived from our autonomous driving technology stack. In addition, according to CIC, the global market size of L4 autonomous driving market in terms of revenue was US$1.0 billion in 2024, and is expected to reach US$1,464 billion by 2030, at a CAGR of 238% from 2024 to 2030, and further to US$8,097 billion by 2035, at a CAGR of 41% from 2030 to 2035, driven by stable demand of passenger vehicles, continuous policy support for L4 autonomous driving, and elevated customer expectations.
We have taken a number of remedial steps to address the decrease in our revenue and gross profit margin for 2023 and 2024: (i) we continue to strengthen our collaboration with existing clients. We anticipate that many of our existing clients will expand their operations, primarily in first-tier cities. We also continue to explore opportunities and have successfully penetrated more second-tier cities by expanding our collaborations with our existing clients; (ii) we rely on forming new partnerships to grow our business and sales pipeline, primarily in overseas markets; and (iii) along with offering vehicles and related services, we continue to offer other technology services derived from our autonomous driving technology stack to clients, generating recurring service fees in the years onward. We believe these strategies will be effective in improving our financial performance, as we are experiencing a strong growth momentum at the beginning of 2025. As of May 31, 2025, our total order backlog value reached approximately RMB700 million, of which approximately RMB376 million is expected to be delivered in 2025. However, there is no guarantee that we will be able to deliver in accordance with the orders or ultimately receive payments for the orders. See “Risk Factors—Risks Related to the Commercialization of Our Products and Technologies—Our business model has yet to be tested, and any failure to commercialize our strategic plans, technologies, products or services would have an adverse effect on our operating results and business.”
We have a healthy cash balance to support our business operations and future expansion. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we had funded our cash requirements primarily with capital contribution from shareholders and financing through the Pre-IPO Investments and our successful U.S. IPO.
As of December 31, 2022, 2023, 2024 and March 31, 2025, our cash and cash equivalents were RMB2,233.7 million, RMB1,661.2 million, RMB4,268.3 million (US$588.2 million) and RMB4,177.1 million (US$575.6 million), respectively. We believe our current cash will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 12 months. Therefore, we believe that we possess sufficient working capital, including sufficient cash and liquidity assets, after taking into account the financial resources available to us.
Other than financial metrics, we have also demonstrated high business growth through the following operational metrics:
Rapid Expansion
We are the youngest among our key competitors, however, we expanded to the most countries, achieved commercial deployment in the most countries, and offers the most comprehensive product portfolio. We are the first autonomous driving company worldwide with product operating and testing in more than 30 cities across ten countries, according to CIC. Since our inception, we have developed the most coverage both in use cases and geographic coverage, as compared to our peers. As of the date of the prospectus, we are the only autonomous driving technology company to achieve full-scenarios coverage and have testing or commercial activities in more than 30 cities and ten countries, according to CIC.

Customer Base
As we continue to refine our offerings to adapt to market needs and enhance customer engagement, we have experienced significant growth in our customer base. In 2022, 2023 and 2024, we offered services and products to 21, 36 and 91 business customers, respectively. In the three months ended March 31, 2024 and 2025, we offered services and products to 27 and 46 business customers, respectively.
Global Expansion
Our proactive global presence, characterized by early market entry and wide geographical coverage, undoubtedly places us ahead of our peers. We are the first autonomous driving company in the world with products operating and testing in more than 30 cities across ten countries and the only autonomous driving company in the world whose vehicles have obtained test permits in five countries, namely, China, the United States, the UAE, Singapore and France, according to CIC. Our leading presence in the international markets has positioned us well for future revenue growth. Our recent international expansion efforts include the following:
Robotaxi
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In May 2025, we announced our expansion into Saudi Arabia, marking a significant step in our global growth strategy. As part of our market entry, we have launched testing or deployment of our robotaxis and other core autonomous driving products in cities such as Riyadh and AlUla, setting the stage for commercial rollout and wider operations across Saudi Arabia.

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In May 2025, we and Uber announced a significant expansion of our previously announced strategic partnership, adding 15 additional cities globally over the next five years, including in Europe.

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In April 2025, we announced that we would be integrating our self-driving robotaxis into Dubai’s public transportation system.

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In March 2025, we announced that we are on track to further expand our collaboration with Uber in Abu Dhabi, with the support of Abu Dhabi Integrated Transport Centre. We expect the number of robotaxis to reach 50 units in mid-2025 on the Uber platform, marking a key milestone in our fleet growth in the Middle East. The service is available in major areas, between Saadiyat Island, Yas Island, and routes to and from Zayed International Airport.

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In February 2025, we announced that we had received approval to launch our latest generation robotaxi, the GXR, for fully unmanned paid ride-hailing services in Beijing. This marks our second robotaxi model to achieve fully driverless commercial operations in Beijing and GXR’s first large-scale commercial deployment in China.

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In January 2025, we were selected as the technology provider for the first autonomous driving robotaxi project funded by the Canton of Zurich and the Swiss national railway Schweizerische Bundesbahnen and managed by the Swiss Transit Lab.

Robobus
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In June 2025, we announced that we are partnering with Renault Group for the second consecutive year, to provide a Level-4 autonomous minibus shuttle service during the 2025 Grand Slam tournament on the iconic clay courts.

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In March 2025, we and Renault launched our first autonomous robobus trial in Spain. The service ran from March 10 to March 14, 2025, offering a free autonomous robobus trial service in the center of Barcelona to showcase the maturity and potential of automated transport technologies.

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In February 2025, we launched the first European fully-driverless L4 robobus commercial deployment in collaboration with Beti, Renault Group and Macif in France’s Drôme region. The open road route covered by the automated shuttles, serves the train station, the off-site long-term parking area, and the business park’s catering hub.

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In January 2025, we deployed our autonomous robobus shuttle service at Zurich Airport, marking a significant milestone as one of the first autonomous bus shuttle projects at a European airport.

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In December 2024, we inaugurated the commercial operation of the Tianhe BRT robobus shuttle line in Guangzhou. This line marks the first autonomous shuttle to navigate the BRT system in Guangzhou’s city center that operates at night in a tier-one Chinese city, offering an efficiently safe and convenient option for nighttime commuters.

Robovan
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In February 2025, we announced that we had signed a memorandum of understanding, or MOU with SLA, pursuant to which we will collaborate with SLA to provide frontier solutions, including robovan W5.

Robosweeper
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In February 2025, we signed an MOU with CTM in Singapore.

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Since the fourth quarter of 2024, we have commenced operation or secured agreements to run robosweeper fleets in multiple new locations across China, such as Shenzhen, Tianjin and Erdos, among other cities.

DATA PRIVACY AND SECURITY
We collect, use, store, transmit and otherwise process various types of data. The localization, perception, prediction, planning and control modules on our autonomous driving vehicles collect and generate certain types of data, such as street view and architecture images, while in operation and during road tests. The types of data collected through our testing vehicles are solely for the purposes of and are limited to the scope necessary for enabling safe functioning, training and perfection of our autonomous driving system. These data are collected and processed in compliance with applicable laws and regulations in all material respects. As of February 6, 2025, we did not have any cross-border data transfer. We collaborate with a service provider that possesses a navigation electronic map production and surveying license. Under the cooperation, the service provider provides us with HD maps services to complement the vision of our sensors.
We are committed to protecting personal information and privacy. The operation of our robotaxi services through WeRide Go involves the collection and processing of contact information and other information of our passengers that is necessary for the delivery of our services, such as route planning, order placement and management, payment and invoicing, as well as certain basic personal information of our safety drivers. The privacy policy of WeRide Go outlines what personal information is being collected and how we collect and utilize personal data. It also describes our use practices and how privacy works on our platform. Specially, we provide users and passengers of WeRide Go with prior notice and obtain their consent before any of their personal information is collected or processed. In addition, we collect vehicle-related data through operating and testing vehicles, specifically including exterior and interior video, vehicle location data, command data, abnormal warning information, vehicle driving status, human driving behavior data, and basic vehicle attribute data, for the purposes of optimizing our WeRide Go services and vehicle testing.
We collect the aforementioned data in accordance with the principle of minimality and necessity, and retain it only for the shortest duration required to achieve the processing purpose. For in-vehicle information collection, we fulfill our legal obligation to inform users, passengers, and safety drivers about data collection through documents such as privacy policies. Before collecting any personal information, we obtain their explicit consent. In addition, they have the right to access, inquire about, and request copies of their personal information. To exercise these rights, they may contact us using the information provided in our privacy policy.
For off-vehicle information collection, after personal information of traffic participants outside the vehicles, such as license plate number or human face, is picked up by the sensor suite on our autonomous driving vehicles, it is automatically desensitized before leaving the vehicles and the original video clips which contain the relevant personal information will then be removed. We also implement a stringent data control system to ensure that only authorized personnel can view and retrieve these video clips and in a manner that meets security, privacy and compliance requirements. In emergency situations, such as remote driving scenarios where real-time access to off-vehicle video is necessary, anonymization may not be feasible. In such cases, video feeds are accessed solely for the purpose of safeguarding life, health, and property. More importantly, raw video footage is not retained after the emergency is resolved.
We employ HTTPS and certificate-based encryption for all data transmissions, including sensitive personal information. Data is encrypted end-to-end, ensuring that the transmission process remains secure, tamper-proof, and inaccessible to unauthorized parties.
All data collected or generated within China is stored in a domestic data center in Guangzhou, while data collected or generated in the United States is stored in a data center in California and processed locally. We have implemented robust data storage security measures, including encryption, access controls, and regular backups, tailored to different data categories to ensure their confidentiality and integrity. We do not engage in any cross-border transfer of personal information, important data or surveying and mapping geographic information data including from China to other jurisdictions in which we operate and vice versa.
We have also invested in developing a rigorous information security system and governance framework and implemented procedures defining roles and responsibilities for managing information security. Our information security and compliance efforts are headed by the Information Security Steering Committee and supported by our Information Security Supervisory Committee, which oversees the management of information security, and our Information Security Planning Committee, which devises information security strategies and planning. We have also set up an Information Security Execution Committee that works closely with other departments to jointly establish and enforce procedures regarding the management of information security. We have also designated specific personnel to be responsible for cybersecurity, data security and privacy.
We have established a comprehensive system to regulate our data processing activities. These procedures and policies guide the strategy of our information security and compliance initiatives, prescribe a hierarchical data classification and management system, clarify the management and compliance requirements applicable to the full data processing cycle and for cybersecurity and information system security, mandate trainings for related personnel and prescribe data security and compliance risk assessment and audit procedures. We have also set up an emergency response mechanism for information security incidents. All our personnel are required to strictly follow our internal rules, policies and protocols to safeguard the integrity of our data.
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we had not received any claim from any third party against us on the ground of infringement of such party’s right to data protection as provided by applicable laws and regulations. In addition, as advised by our PRC legal counsel and local legal advisers in the major jurisdictions in which we operate, we have not been made aware of any instances where the current laws and regulations in relation to privacy and personal data have materially and adversely affected our business or financial performance. As a result of our internal control and compliance efforts, our business operations are in compliance with current applicable data security laws and regulations in markets where we operate in all material aspects.
INSURANCE
We consider our insurance coverage to be adequate, as we have in place all insurance policies mandated by Chinese laws and regulations, and in line with common commercial practices in our industry.
Pursuant to PRC regulations, we provide social insurance including pension insurance, unemployment insurance, maternity insurance, work-related injury insurance and medical insurance for our employees based in mainland China. We also purchase additional commercial insurance to increase insurance coverage of our employees.
Insurance products for autonomous vehicles are still in the stage of adaptation and exploration. As advised by our PRC Legal Advisor, we are responsible for compensation for personal injury and property damage caused by our product defects, but automobile manufacturers are the primary responsible parties for vehicle recalls under the PRC laws. We maintain compulsory traffic accident liability insurance, and supplemental commercial accident insurance for each of the test vehicles. We also maintain compulsory traffic accident liability insurance, supplemental commercial accident insurance and carrier liability insurance for each vehicle used for commercial activities in accordance with applicable regulations. We have also obtained insurance coverage for losses of and damages to our autonomous driving vehicles and their respective equipment.

However, we do not maintain any product liability insurance, which is not mandatory under the relevant PRC laws and regulations, as advised by our PRC Legal Advisor. According to CIC, our insurance coverage is in line with the common commercial practices in the industry.
We also attempt to mitigate the risks of liabilities and claims by subjecting our autonomous driving vehicles to rigid testing and by including security features in product design. To enhance the safety level of our products and operations, we are also establishing a remote assistance center which allows us to manage and monitor our autonomous driving fleet in operation, and to intervene, where necessary.
Consistent with customary industry practice in mainland China, we do not maintain business interruption insurance, key-man insurance or insurance policies covering damages to our properties, facilities or technical infrastructure. Any uninsured occurrence of business disruption, natural disaster, liabilities, claims, or losses of or significant damages to our uninsured equipment, facilities or properties could have a material adverse effect on our results of operations. See “Risk Factors—Risks Related to Our General Operations—We have limited insurance coverage, which could expose us to significant costs and business disruption.”
PROPERTIES
Our headquarters are located in Guangzhou, China, with a total area of approximately 6,700 square meters, encompassing the need of corporate administration, research and development and production. As of March 31, 2025, we leased 42 properties with an aggregate gross floor area of approximately 58,610.1 square meters, which were primarily used for corporate administration, research and development and production. The gross floor area of each leased property ranges from approximately 100.6 square meters to approximately 4,690.0 square meters. The leases generally have a term ranging from six months to eight years. We will consider renewal of the leases upon their expiry.
We are subject to potential risks from property owners or other third parties which could disrupt our operations and lead to additional relocation expenses. As of March 31, 2025, 41 of our leased properties in mainland China had not been registered with the relevant PRC government authorities. As of March 31, 2025, we had not been provided with building ownership certificates or the proofs of having the right to sublease the properties by the respective lessors with regard to 15 of our leased properties. Without valid real estate ownership certificates or proofs of authorization from the relevant lessor or property owner, we may not be entitled to use the leased property or may be affected by third parties’ claims or challenges against the relevant lease. See “Risk Factors—Risks Related to Our General Operations—Our rights to use our leased properties may be defective and could be challenged by property owners or other third parties, which may disrupt our operations and incur relocation costs.”
LEGAL PROCEEDINGS
We are currently not a party to any material legal or administrative proceedings. We have been, and may from time to time involved in actions, claims, suits and other proceedings incidental to our business, including those arising out of contractual disputes, competition, intellectual property matters, and employment-related matters. Regardless of the outcome, litigation or any other legal or administrative proceeding can have an adverse impact on us and can result in substantial cost and diversion of our resources, including our management’s time and attention. See “Risk Factors—Risks Related to Our General Operations—We may, from time to time, be subject to legal proceedings during the course of our business operations.”
During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we had not been and were not a party to any material legal, arbitral or administrative proceedings, and we were not aware of any legal, arbitral or administrative proceedings pending or threatened against us or any of our directors that, individually or in the aggregate, could likely have a material and adverse effect on our business, results of operations or financial condition.
OUR BUSINESS IN THE U.S.
Attracted by California’s forward-looking and innovation friendly environment for autonomous driving, Dr. Han and Dr. Li founded WeRide and commenced our business in California. Our business in the U.S. includes research and development and road testing. The U.S. has not been, and will not be, a market for our products or services. As of February 6, 2025, we consider our testing activities in the U.S. not material as the number of testing vehicles and the amount of testing mileage are both less than 2% of our testing activities as a whole. Our testing activities in the U.S. include 15 autonomous driving vehicles and are limited to the San Francisco Bay Area and Las Vegas as of February 6, 2025. Our testing in the U.S. is strictly in compliance with the autonomous vehicle regulations of California and Nevada and are done under the supervision of the DMV of California and Nevada. All of our testing vehicles and test drivers are registered with the California or Nevada DMV. We have obtained permits issued by California DMV allowing us to test our autonomous driving vehicles on public roads in San Jose, California, without any human driver onboard. We obtained a permit in California in August 2024 that allows us to carry passengers in testing vehicles. We are not allowed to offer rides to the general public and cannot charge any fares under this permit. We have also obtained permit issued by the Nevada DMV for our testing vehicles there. We will timely renew those permits before they expire.
Certain Rules and Regulations Impacting Our Group and Operations
The United States and various foreign governments have imposed controls, license requirements and restrictions on the import or export of technologies and products, or voiced the intention to do so. Set forth below is an outline of the relevant regulations that may have an impact on us and/or our suppliers and customers. For risks relating to the tensions in international trade and rising potential tensions, see “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations.”
Final Rule on U.S. Outbound Investment
On October 28, 2024, the U.S. Department of the Treasury issued a final rule on U.S. outbound investment, or the Final Rule, which became effective on January 2, 2025. The Final Rule imposes investment prohibition and notification requirements on U.S. Persons for a wide range of investments in entities associated with China (including Hong Kong and Macao) that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems, collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Final Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions,” and include acquisitions of equity interests that are not yet publicly traded, certain debt financing, joint ventures, and certain investments as a limited partner in a non-U.S. person pooled investment fund. The Final Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Final Rule is aimed at exerting greater U.S. government oversight over U.S. direct and indirect investments involving China, and may introduce new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China based issuers including us. Based on our counsel’s assessment, there is ambiguity with respect to how the U.S. Department of the Treasury may interpret the scope of the Final Rule and we cannot rule out the possibility that our development of autonomous driving systems could be considered a “covered activity” (as defined in the Final Rule) or that we may otherwise meet the definition of Covered Foreign Persons provided in the Final Rule. If we are deemed a Covered Foreign Person under the Final Rule because of our interaction with and potential engagement in the aforementioned sensitive technological sectors, such as artificial intelligence, we believe there is reasonable basis to support the view that investment through this Global Offering should qualify for the “publicly traded securities” exemption to be outside the scope of “covered transactions” under the Final Rule. However, there is no assurance that the U.S. Department of the Treasury will take the same view as ours, and the U.S. Department of the Treasury has not provided guidance that would definitively confirm that the Global Offering can be exempted from the Final Rule under the “publicly traded securities” exemption. If we were to be deemed a “covered foreign person,” and if U.S. persons engaged in a “covered transaction” (each as defined under the Final Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Final Rule. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for more details regarding the risks relating to the Final Rule.

BIS Final Rule
The BIS has promulgated a final rule, or the BIS Final Rule, which went into effect on March 16, 2025, 60 days from the date of publication in the Federal Register on January 15, 2025. The BIS Final Rule prohibits connected vehicle system, or VCS, hardware importers from knowingly importing into the United States certain hardware for VCS and prohibits connected vehicle manufacturers from knowingly importing into the United States or selling within the United States completed connected vehicles that incorporate covered software, unless otherwise authorized. These prohibitions apply to transactions involving VCS hardware or software designed, developed, manufactured, or supplied by persons owned by, controlled by, or subject to the jurisdiction of the PRC or Russia. In addition, connected vehicle manufacturers under PRC or Russian control are prohibited from selling completed connected vehicles with VCS hardware or covered software in the United States, regardless of the origin of that hardware or software. Our business in the United States is limited to research and development and road testing, and the United States has not been, and will not be, a market for our products or services. We do not believe our current road testing activities in the United States are prohibited or restricted by the BIS Final Rule in its current form. However, if our road testing activities become prohibited or restricted, due to the future amendments of the BIS Final Rule, other potential prohibition of autonomous driving companies from conducting testing in the United States, or otherwise, we expect to be able to discontinue road testing in the United States without materially affecting our overall testing capabilities, given the limited scope of our testing activities in the United States. See “—Our Business in the U.S.” The data collected from our road testing in the United States is not necessary for our research and development activities in the United States, which are not otherwise prohibited or restricted by the BIS Final Rule. As such, we do not expect the BIS Final Rule to have a material impact on our ability to continue our research and development in the United States. The BIS Final Rule could prohibit or restrict third parties from reselling or importing our products or products using our technology into the United States, but to our knowledge no such third party resale or importation occurs at present. However, it is possible that this prohibition or restriction on third-party activities could deter customers from purchasing our products or services in the future. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for more details regarding the risks relating to the BIS Final Rule.
Restrictions Impacting Our Suppliers
A supplier of our Company was recently impacted by U.S. export restrictions that prevent it from supplying certain integrated circuits to mainland China, which we do not believe will have a material impact to our operations for the following reasons: First, the U.S. export restrictions only apply to the supply of certain integrated circuits into mainland China. As part of our global operations, a portion of our business operates independently of supply chains involving China and is therefore not affected by U.S. export restrictions related to China. Second, the relevant integrated circuits are not among the components that we purchase from this supplier, and thus this development did not impact our activities with or involving this supplier and did not create disruptions for our business. Finally, we believe we are able to source comparable alternatives to the components we purchase from this supplier, even if we were to face restrictions to source such components from this supplier, as we have alternative suppliers from which we can purchase similar components at a comparable price. However, we cannot assure you that similar restrictions will not be imposed with regard to the components that we source from this supplier or other integrated circuits we are currently sourcing. See “Risk Factors—Risks Related to Our General Operations—We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations” for more details.
In addition, one of our suppliers was added to the list of Chinese Military Companies maintained by the Department of Defense, or DoD, although this will not impact our ability to transact with such supplier. The Chinese Military Companies list currently has no legal effect; however, effective June 30, 2027, section 805 of the National Defense Authorization Act for Fiscal Year 2024 will prohibit DoD from acquiring certain goods or services, including goods or services developed by a company identified on the Chinese Military Companies list or under its control. Outside of this DoD procurement restriction, the Chinese Military Companies list will not prohibit other transactions, including the provision of products from this supplier to us. Further, we do not supply the DoD and, accordingly, do not anticipate being affected when the procurement restriction takes effect in 2027. However, we cannot assure you that similar restrictions will not escalate in the future, resulting in our inability to source from such supplier or any other suppliers that are subject to similar restrictions. See “Risk Factors—Risks Related to Our General Operations—We are subject to export control, sanctions, trade policies and similar laws and regulations, and non-compliance of such laws, regulations, policies and administrative orders can subject us to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect our business, financial condition and results of operations” for more details.
In addition to the rules and regulations that are currently in effective, we have been closely monitoring policies in the United States, the EU and the European Economic Area. which are relevant to our plans to offer services in these markets, including tariffs, export controls and other international trade issues that may affect our business. For example, on February 21, 2025, U.S. President Donald J. Trump issued a memo titled the “America First Investment Policy,” or the America First Memo, outlining the ongoing review and consideration of potential new or expanded restrictions on U.S. outbound investment in the PRC in sectors such as semiconductors, artificial intelligence, quantum, biotechnology, hypersonics, aerospace, advanced manufacturing, directed energy, and other areas implicated by the PRC’s national military-civil fusion strategy. See “Risk Factors—Risks Related to Our General Operations—The current tensions in international trade and rising political tensions, particularly between the U.S. and China, the U.S. and the European Union, or the European Union and China may adversely impact our business, financial condition, and results of operations” for additional risks relating to the America First Memo. In addition, trade tensions between the U.S. and EU, such as the recent countermeasures imposed on U.S. steel and aluminum exports by the EU, could have an impact on our business, in particular if they are expanded by the EU to cover China or alternatively if the EU adopts similar restrictions to the U.S. on VCS or our other technologies described above in order to secure decreases to, or avoid future escalation of U.S. tariffs on EU products.
RISK MANAGEMENT AND INTERNAL CONTROL
We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems.
Financial Reporting Risk Management
We have in place a set of accounting policies in connection with our financial reporting risk management, including accounting manual, budget management policies, treasury management policies, expense management policies, and employee reimbursement policies. We have various procedures and IT systems in place to implement our accounting policies, and our finance department reviews our management accounts based on such procedures. For example, we implement our budget plan through the IT system and continuously track various operating expenses for effective monitoring. Our system makes timely warning of the risk of cost overruns. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them during daily operations.
Information System Risk Management
Sufficient maintenance, security and protection of our data and other related information are critical to our business. We have detected the following risks and vulnerabilities in relation to our information security:
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Data transmission.   We use HTTPS and adopt certification requirements to enable encrypted transmission of data in the production environment. Our cloud service providers conduct regular security assessments and vulnerability scanning and provide regular security updates and patches.

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Data storage.   Our data are stored in data centers. We use encryption for data in storage media to protect against unauthorized access or processing in accordance with applicable laws and regulations. Offline files can only be accessed through a specific software and hardware system.

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Data access.   We implement a stringent data access control system to ensure that only authorized personnel can view and retrieve data from our data repositories and in a manner that meets security, privacy and compliance requirements. Our employees are granted access to the minimum extent that is necessary to fulfill their job responsibilities and are required to go through strict authorization and authentication procedures for data access.

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Backup and recovery.   Data is stored in multiple sites to provide for redundancy when disaster strikes. In the event of failure in any of our data centers, the back-up site helps to ensure minimal to no downtime so we are able to immediately adopt a plan for data recovery.

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Information security procedures and system.   We have a vulnerability management system that is able to report and rectify security breaches. Emergency response plans are in place to handle data breaches or other security incidents.

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Prevention of data leakage.   We have adopted data encryption, data leakage prevention and monitoring, and other common security measures for our office equipment, network and telecommunication devices. We have additionally enabled customized data leakage prevention software and security policies on computers of our R&D engineers to guard against unauthorized access or transmission of data.

To safeguard our data and prevent information leaks or losses, we utilize a variety of technology solutions to enhance information security and implemented various internal procedures and controls. We have operations team as well as a dedicated data security and compliance team, which is subdivided into an information security leading group, a management group, an execution group, and a supervision group, responsible for monitoring the operation of our information system in real time. They regularly perform data recovery tests and use cyber-attack simulations to improve our data protection capability. We manage data based on classification and grading through our Data Classification and Grading Management System. Furthermore, we have the Full-Process Data Processing Security and Compliance Management System in place which not only stipulates anti-leakage measures for each data processing link, including encrypted storage of data, encrypted transmission links, desensitization of sensitive information, and access control for permissions, but also clarifies that when data security defects, vulnerabilities, or leakage risks are identified, leaders should promptly organize relevant personnel and take remedial measures. In combination with the Information Security Incident Management System and incident response plans, we have constructed a comprehensive data security incident response mechanism to safeguard data security in all aspects. Moreover, we have entered into confidentiality agreements with employees in positions related to data processing. The confidentiality agreements stipulate, among other things, that these employees are obligated to not misuse confidential information during their employment, return all confidential materials in their possession upon resignation, and continue to fulfill their confidentiality obligations after leaving the company. We have also implemented a series of measures to ensure employee compliance with data protection measures. For example, we require employees to undergo training in data security and pass relevant assessments. During the last three financial years ended December 31, 2024 and the three months ended March 31, 2025, we did not experience any instances of data leakages or losses.
Human Resources Risk Management
We have in place an employee handbook and a code of conduct which have been distributed to all of our employees. The handbook contains internal rules and guidelines regarding anti-corruption, conflicts of interests, confidentiality and intellectual property protection, work ethics, and fraud prevention mechanisms. We provide employees with regular training as well as guidance on the requirements contained in the employee handbook.
We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our employees to report any bribery and corruption acts to the head of internal audit on an anonymous basis.
Regulatory Compliance Risk Management
We are subject to evolving regulatory requirements in the PRC, including requirements to obtain and renew certain licenses, permits, approvals and certificates for our business operations in different regions. In order to manage our ongoing compliance with the laws and regulations applicable to our business effectively, we have implemented several internal control measures. In particular, we designated personnel to regularly monitor changes in laws, regulations and policies issued by the relevant government authorities in the regions we operate to ensure we obtain requisite licenses to operate our business and maintain an up-to-date understanding with the applicable requirements. In addition, we monitor and review the status of our licenses and permits on a regular basis. We continually improve our internal policies according to changes in laws, regulations and industry standards, and update our internal protocols accordingly.
Internal Audit
We have established an Audit Committee, whose primary duties include, among others, reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, reviewing and approving all proposed related party transactions, overseeing the audit process, and performing other duties and responsibilities assigned by our Board. See “Management” for more details regarding members of the Audit Committee. Our audit committee meets no less frequently than once every fiscal quarter, and meets separately on a periodic basis with our management team, personnel responsible for our internal audit function, and our independent directors, and reports to the Board, as necessary.

REGULATIONS
This section sets forth a summary of the most significant rules and regulations in mainland China and elsewhere that affect our business activities and the rights of our shareholders to receive dividends and other distributions from us.
REGULATIONS IN MAINLAND CHINA
Regulations Relating to Corporation
All companies established in the PRC are subject to the Company Law of the People’s Republic of China, or the Company Law, which was lastly amended on December 29, 2023, and came into effect on July 1, 2024. The Company Law provides for the establishment, corporate structure, and corporate management of companies, which also applies to foreign-invested enterprises. Where laws relating to foreign investment provide otherwise, such stipulations shall apply. The main amendments of the Company Law involve strengthening the responsibilities of controlling shareholders, directors, and management personnel, and stipulating that the subscribed capital contributions should be fully paid by the shareholder(s) within five years from the date of incorporation according to its articles of association. On July 1, 2024, the State Council promulgated the Provisions on Implementation of the Registered Capital Management System under the Company Law of the People’s Republic of China, which further stipulates that for a company registered for incorporation before June 30, 2024, if the remaining capital contribution period of a limited liability company exceeds five years as from July 1, 2027, the company shall adjust the remaining capital contribution period to five years by June 30, 2027, and record the same in its articles of association. The shareholders shall fully pay the amount of capital contributions they subscribe for within the adjusted capital contribution period. If a PRC domestic enterprise fails to adjust within the grace period, it may be subject to an order of rectification or a fine. We are in the process of completing the full paid-up of all registered capital.
Regulations Relating to Foreign Investment
Investment activities in mainland China by foreign investors are principally regulated by (i) the Catalog of Industries for Encouraging Foreign Investment, or the Encouraging Catalog, (ii) the Special Administrative Measures for Access of Foreign Investments, or the Negative List, each of which was promulgated and were amended from time to time by the Ministry of Commerce, or the MOFCOM, and the National Development and Reform Commission, or the NDRC, and (iii) the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which was adopted by the National People’s Congress on March 15, 2019, and became effective on January 1, 2020, as well as their respective implementation rules and ancillary regulations.
Guidance Catalog of Industries for Foreign Investment
The Encouraging Catalog and the Negative List lay out the basic framework governing foreign investment in mainland China, classifying businesses into three categories, namely the “encouraged” category, the “restricted” category, and the “prohibited” category, based on the level of participation allowed to and conditions required of foreign investment.
On October 26, 2022, the MOFCOM and the NDRC released the Catalog of Industries for Encouraging Foreign Investment (2022 Version), which became effective on January 1, 2023, and replaced the previous Encouraging Catalog. On September 6, 2024, the MOFCOM and the NDRC released the Special Administrative Measures for Access of Foreign Investments (2024 Version), or the Negative List 2024, which became effective on November 1, 2024, and replaced the previous Negative List. Any industry not listed on the Negative List 2024, including autonomous driving, is a permitted industry and generally accessible to foreign investment unless specifically prohibited or restricted by any PRC laws or regulations. Our PRC subsidiaries do not engage in any business activities that are prohibited or restricted for foreign investment under the Negative List 2024.
The Foreign Investment Law
The Foreign Investment Law is formulated to further expand the opening-up of the Chinese economy, vigorously promote foreign investment and safeguard the legitimate rights and interests of foreign investors.

According to the Foreign Investment Law, foreign investment means any foreign investor’s direct or indirect investment in mainland China, including (i) establishing foreign-invested enterprises, or FIEs, in mainland China either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares or other similar interests in Chinese domestic enterprises; (iii) investing in new projects in mainland China either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or by the State Council. Foreign investments are entitled to pre-entry national treatment and are subject to the Negative List. The pre-entry national treatment means that the treatment accorded to foreign investors and their investments at the stage of investment access is not lower than that of domestic investors and their investments. The State implements special administrative procedures for access to foreign investment in specific fields and foreign investors shall not invest in any prohibited fields stipulated in the Negative List and shall meet the conditions stipulated in the Negative List before investing in any restricted fields.
The investment, earnings, and other legitimate rights and interests of a foreign investor within the territory of mainland China shall be protected in accordance with the law, and all national policies supporting the development of enterprises shall apply equally to FIEs. The State guarantees that FIEs are able to participate in the formulation of standards in an equal manner and in government procurement activities through fair competition in accordance with the law. The State shall not expropriate any foreign investment except under special circumstances. The State may levy or expropriate the investment of foreign investors in accordance with the law for public interest. The expropriation and requisition shall follow legal procedures and timely and reasonable compensation shall be given. In carrying out business activities, FIEs shall comply with applicable rules and regulations on labor protection, social insurance, tax, accounting, foreign exchange and other matters prescribed by law.
The Wholly Foreign-Owned Enterprises Law of the People’s Republic of China, together with the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures and the Law of the People’s Republic of China on Sino-Foreign Cooperative Joint Ventures were abolished on January 1, 2020. The organization arrangement structure and activities of FIEs have since been governed by the Company Law and the Partnership Enterprise Law of the People’s Republic of China. FIEs established before the implementation of the Foreign Investment Law may retain the original forms of business organization within five years after the implementation of the Foreign Investment Law.
On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020, and further requires that FIEs and domestic enterprises be treated equally with respect to policy making and implementation in accordance with the law. Pursuant to the Implementation Regulations on the Foreign Investment Law, if an existing FIE fails to change its original form of business organization in accordance with the Foreign Investment Law by January 1, 2025, the relevant market regulatory departments will cease to process any registration in respect of such enterprise and may publish information relating to its non-compliance with the Foreign Investment Law.
On December 30, 2019, the MOFCOM and the SAMR jointly issued the Measures for Reporting of Foreign Investment Information, or the Foreign Investment Information Measures, which came into effect on January 1, 2020 and replaced the Interim Administrative Measures for the Record-filing of the Establishment and Modification of Foreign-invested Enterprises. Starting from January 1, 2020, foreign investors and FIEs in the PRC shall submit information relating to their investment through the Enterprise Registration System and the National Enterprise Credit Information Publicity System established by the SAMR by submitting initial reports of establishment, reports on changes, reports on termination and annual reports in accordance with the Foreign Investment Information Measures. Where a foreign investor or an FIE fails to submit any required information or fails to make any correction or resubmission where directed by the competent authority, it may be subject to a fine of up to RMB300,000 (or RMB500,000 in the event of serious violations).
Security Review Relating to Foreign Investment
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment which took effect on January 18, 2021, and set forth provisions on security review concerning foreign investment, including the types of investments subject to such review and the scopes and procedures of such review. The Office of the Working Mechanism, jointly led by the NDRC and the MOFCOM, has been established under the NDRC to undertake routine security review work relating to foreign investment. Foreign investors or other relevant parties shall proactively declare information relating to their proposed foreign investment transactions to the Office of the Working Mechanism before carrying out such transaction if (i) it is in sectors related to national defense and security, such as arms and arms related industries, or in geographic locations in close proximity of military facilities or defense-related industries facilities; or (ii) (a) it involves sectors critical to national security, such as critical agricultural products, critical energy and resources, critical equipment manufacturing, critical infrastructure, critical transportation services, critical cultural products and services, critical information technology and internet products and services, critical financial services and key technologies, and (b) will result in the foreign investor acquiring control over the investee enterprise. A foreign investor is deemed to have “control” over an investee enterprise if (i) the foreign investor holds 50% or more of the equity interests in the enterprise, (ii) has significant influence in the investee enterprise either at the board or the shareholder level by virtue of its voting power even if it holds less than 50% of the equity interests, or (iii) it is otherwise able to exert significant influence over the enterprise’s business decisions, human resources, finance and technology. While we are not and have not been subject to the requirement of security review, we may in the future pursue potential strategic acquisitions which may require us to comply with the requirements of the above-mentioned rules.
REGULATIONS RELATING TO VALUE-ADDED TELECOMMUNICATIONS SERVICES
Foreign Investment in Value-Added Telecommunications
Foreign direct investment in telecommunications companies in mainland China is regulated by the Administrative Provisions of Foreign-Invested Telecommunications Enterprises, or the FITE Regulation, which was issued by the State Council on December 11, 2001, and most recently amended on March 29, 2022. The FITE Regulation stipulates that a foreign-invested telecommunications enterprise in the PRC, or the FITE, refers to an enterprise legally established by a foreign investor within the territory of the PRC to operate telecommunications business. Under the FITE Regulation and in accordance with WTO-related agreements, unless otherwise stipulated by the State, the foreign party investing in an FITE that engages in value-added telecommunications services may hold up to 50% of the ultimate equity interests of the FITE. An FITE shall apply for a telecommunications business license from the Ministry of Industry and Information Technology, or the MIIT, upon completion of its registration with the competent market supervisory authority. The relevant PRC authorities retain considerable discretion in granting such approvals. Furthermore, a foreign party investing in e-commerce business, as a type of value-added telecommunications services, has been allowed to hold up to 100% of the equity interests of an FITE based on the Circular of the Ministry of Industry and Information Technology on Removing the Restrictions on Shareholding Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-commerce) Business issued on June 19, 2015 and the current effective Catalogue of Telecommunications Services, or the Telecom Catalog.
On July 13, 2006, the Ministry of Information Industry of the PRC, or the MII (which is the predecessor of the MIIT) promulgated the Notice of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Services, or the MII Notice, which reiterates certain requirements of the FITE Regulation and strengthens the administrative authority of the MII. Under the MII Notice, if a foreign investor intends to invest in value-added telecommunications businesses in mainland China, it shall establish an FITE which shall apply for the relevant telecommunications business licenses. In addition, a domestic company that holds a license for the provision of value-added telecommunications services is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors to allow the latter to conduct value-added telecommunications businesses in mainland China against the law. Trademarks and domain names that are used in the provision of value-added telecommunications services must be owned by the license holder or its shareholders. The MII Notice also requires that each value-added telecommunications service license holder must have appropriate facilities for its approved business operations and to maintain such facilities in the business regions covered by its license. The value-added telecommunications services license holder shall implement measures to safeguard its network and information, establish an administrative system to protect information security, set up procedures for the handling of emergencies relating to network and information security and designate responsibilities and allocation liabilities with respect to information security.

Telecommunications Regulations
The Telecommunications Regulations of the People’s Republic of China, or the Telecom Regulations, promulgated on September 25, 2000, and most recently amended on February 6, 2016, is the primary law governing telecommunications services and sets out the general framework for the provision of telecommunications services by PRC companies. The Telecom Regulations require that telecommunications service providers obtain operating licenses prior to commencing operations. The Telecom Regulations draw a distinction between basic telecommunications services and value-added telecommunications services. Based on the Telecom Catalog promulgated by the MII on February 21, 2003, and most recently amended by the MIIT on June 6, 2019, “internet information services” and “online data processing and transaction processing” are identified as value-added telecommunications services.
On July 3, 2017, the MIIT issued the revised Administrative Measures for the Licensing of Telecommunications Business, or the Telecom License Measures, which became effective on September 1, 2017, to supplement the Telecom Regulations. The Telecom License Measures require that an operator of value-added telecommunications services shall obtain a value-added telecommunications business operating license from the MIIT or its provincial-level counterparts. The term of a value-added telecommunications business license is five years and subject to annual inspection.
Pursuant to the Administrative Measures on Internet Information Services, promulgated by the State Council on September 25, 2000, and most recently amended on December 6, 2024, “internet information services” refer to the provision of information through the internet to online users, and can be categorized into “commercial internet information services” and “non-commercial internet information services.” A commercial operator of internet content provision services must obtain a value-added telecommunications business operating license, or the ICP License, for the provision of internet information services from the appropriate telecommunications authorities. The ICP License is however not required if the operator will only provide internet information on a non-commercial basis.
Regulations on Mobile Internet Applications
We conduct online ride-hailing services mainly through WeRide Go, the mobile application owned and operated by our subsidiary. As a result, we may be subject to PRC law in respect of mobile internet applications.
On June 28, 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was subsequently amended on June 14, 2022 and took effect on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a “mobile internet app” refers to an app that runs on mobile smart devices providing information services. “Mobile internet app providers” refers to the owners or operators of mobile internet apps. Pursuant to the Mobile Application Administrative Provisions, a provider of mobile internet app who provides information releasing service, instant messaging service or any other services must verify a user’s mobile phone number, identity number, unified social credit code or other identity information. Mobile internet app providers shall process personal information by following the principles of lawfulness, legitimacy, necessity, and good faith, have clear and reasonable purposes, disclose protocols relating to the processing of personal information, comply with the relevant provisions on the scope of necessary personal information, regulate personal information processing activities, take necessary measures to safeguard the security of personal information, and shall not force users to consent to the processing of personal information for any reason, or refuse to provide basic functional services to users on the ground that such users fail to agree to provide personal information that is unnecessary.
On December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals, or the Interim Measures, which came into effect on July 1, 2017. The Interim Measures aims to enhance the administration of mobile apps, and requires, among others, that mobile phone manufacturers and internet information service providers must ensure that a mobile app, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user conveniently, unless it is a basic function software. “Basic function software” refers to software that supports the standard functioning of the hardware and operating system of a mobile smart device.

REGULATIONS RELATING TO AUTONOMOUS DRIVING VEHICLES
The MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing of Autonomous Driving Vehicles (Trial Implementation) on April 3, 2018, or the Road Testing Circular, which became effective on May 1, 2018 and is the primary regulation governing the road testing of autonomous driving vehicles in the PRC. Pursuant to the Road Testing Circular, any entity intending to conduct a road testing of autonomous driving vehicles must apply for and obtain a road-testing certificate and a temporary license plate for each vehicle to be tested. To qualify for these required licenses, an applicant entity must satisfy applicable requirements set forth in the Road Testing Circular and comply with applicable rules and conditions during testing.
On December 20, 2020, the MOT promulgated the Guiding Opinions on Promoting the Development and Application of Road Transport Autonomous Driving Technologies, which clarified the development goal of the application of autonomous driving technology in road transportation. Specifically, (i) by 2025, the research on the basic theory of autonomous driving has made positive progress, and key technologies such as road infrastructure intelligence, vehicle-road collaboration and product research and development and test verification have made important breakthroughs, (ii) a number of basic and key standards for autonomous driving have been issued, and (iii) a number of national autonomous driving test bases and pilot application demonstration projects have been built to realize large-scale application in some scenarios and promote the industrialization of autonomous driving technology.
On July 27, 2021, the MIIT, the MPS, and the MOT issued the Circular on the Norms on Administration of Road Testing and Demonstrative Application of Autonomous Driving Vehicles (Trial Implementation), or the Road Testing and Demonstrative Application Circular, which replaced the Road Testing Circular. According to the Road Testing and Demonstrative Application Circular, a subject for road testing refers to an entity that applies for and organizes a road test for autonomous driving vehicles, and which shall bear corresponding liabilities. A subject for road testing must meet the following requirements: (i) it must be an independent legal entity registered within the territory of mainland China; (ii) it must possess the relevant business capacity, such as the capacity to carry out the manufacturing of automobiles and parts thereof, technological research and development, or experiments and tests; (iii) it must have sufficient capacity to pay civil compensatory damages that may arise from potential personal injuries and property losses caused by road tests; (iv) it must have a set of rules to evaluate the testing of self-driving functions; (v) it must have the ability to conduct real-time and remote monitoring of testing vehicles; (vi) it must have the ability to record, analyze and replay events during the road testing; (vii) it must have the ability to safeguard the network security of testing vehicles and the remote monitoring platform; and (viii) other conditions stipulated by laws, administrative regulations and rules. Prior to conducting a road test, a subject for road tests shall ensure that the testing vehicle (i) has undergone sufficient field tests in specific locations such as a testing area (site), (ii) complies with applicable national and industry standards and specifications, testing requirements issued by competent authorities of the provincial or municipal government as well as the evaluation rules of the subject for road tests, and (iii) meets the conditions for road tests. After confirmation is received from the competent authorities, the subject for road tests shall apply to the traffic management department for a temporary car number plate for the testing vehicle. Once a temporary car number plate expires, the subject for road tests may apply for a new temporary car number plate by providing the self-declaration regarding the safety of tested vehicles, which is still within the validity period. Several local governments, such as in Shenzhen, Wuhan, Guangzhou, Zhengzhou, Nanjing, Qionghai, Wuxi, Dalian, Suzhou, Ordos, Qingdao, and Beijing, have additionally issued or applied local rules and regulations to regulate road testing of autonomous driving cars.
On July 30, 2021, the MIIT promulgated the Opinions on Strengthening the Management of Intelligent Networked Vehicle Manufacturing Enterprises and Product Admission, or the Opinion, which provide that enterprises should strengthen data security management ability and network security guarantee ability, as well as strengthen management ability and ensure product production consistency. Moreover, enterprises should strengthen product management: (i) Enterprises should strictly perform the obligation of informing. Where the enterprise produces automobile products with driving assistance and autonomous driving functions, it shall clearly inform the vehicle functions and performance limits, driver responsibilities, human-computer interaction equipment indication information, function activation and exit methods and conditions, and more; (ii) Enterprises should strengthen the safety management of combined driving assistance products; (iii) Enterprises should strengthen the safety management of autonomous driving function products; (iv) Enterprises ensure reliable space-time information services.

On June 30, 2022, the Standing Committee of the Shenzhen Municipal People’s Congress issued the Regulations on the Administration of Intelligent Connected Vehicles in Shenzhen Special Economic Zone, which came into effect on August 1, 2022. Pursuant to the foregoing regulation, intelligent connected vehicles can be sold after being listed in the national automobile product catalog or the Shenzhen intelligent connected vehicle product catalog, and getting access by the industry and information technology authorities; intelligent connected vehicles can be driven on the road after registration with the traffic management department of the public security authority, with the permission of the transportation department, intelligent connected vehicles can engage in road transport business.
On November 17, 2023, the MIIT, the MPS, the MOT, and the Ministry of Housing and Urban-Rural Development of the PRC jointly issued the Notice regarding the Pilot Implementation of Intelligent Connected Vehicle Access, which came into effect on the same day. Such notice applies to (i) the product access pilot for intelligent connected vehicle products equipped with autonomous driving functions and (ii) the intelligent connected vehicles that have gained access to carry out road access pilots in restricted areas. To carry out the product access pilot, the applicant must first obtain confirmation from the MIIT and the MPS. They must also pass tests and safety assessments supervised by provincial authorities and city government departments where the vehicles operate. Only then can they submit the application for product access to the MIIT. Additionally, the applicant must purchase insurance for the vehicle and complete the registration process.
On November 21, 2023, the MOT issued the Service Guidelines on Transportation Safety for Autonomous Driving Vehicles (for Trial Implementation), which came into effect on the same day. Such service guidelines regulate the use of autonomous driving vehicles to engage in various types of transportation operations on different roadways, and specify the specific scenarios and conditions applicable to the use of autonomous driving vehicles in different transportation operations. According to the service guidelines, autonomous driving transportation operators must register, obtain the corresponding business licenses, and meet specific insurance requirements for certain operations. Among which, operators of taxi passenger transport (ride-hailing service) and road passenger transport shall maintain the carrier liability insurance in accordance with the laws. The operators need to comply with relevant standards and regulations, including vehicle registration, obtaining necessary documents, providing traffic accident liability insurance, and meeting specific safety technology standards for certain operations. Autonomous driving vehicles need to be equipped with appropriate safety and security personnel. Relevant authority will strengthen daily supervision and inspection of autonomous driving vehicle transportation activities, and require the operators to rectify any significant safety issues that arise. Operators must report to the competent authorities if they find any technical defect, hidden danger and problem of the autonomous driving vehicles.
On December 31, 2024, the Standing Committee of the Beijing Municipal People’s Congress issued the Regulations of Beijing Municipality on autonomous vehicle, which came into effect on April 1, 2025. Pursuant to the foregoing regulation, enterprises related to autonomous vehicle that need to test autonomous driving functions in this city can apply for road testing activities. If the road testing activities have been completed and meet the specified conditions, and it is necessary to test the application scenarios of people and vehicles, demonstration application activities can be applied for.
On February 25, 2025, the MIIT, the SAMR jointly issued the Notice on Further Strengthening the Administration of the Market Access, Recall and Online Software Upgrading of Intelligent Connected Automobiles, which came into effect on the same day. Such notice implements the Opinion and other relevant regulations, to further improve the management of access and recall of intelligent connected vehicle products equipped with combined driving assistance systems and Over-The-Air technology, or the OTA upgrade, and to regulate the activities of automobile production enterprises with OTA upgrade.
REGULATIONS RELATING TO URBAN SOLID WASTE SERVICES
On August 10, 1993, the Ministry of Construction (which was the predecessor of Ministry of Housing and Urban-Rural Development of the PRC) promulgated the Measures for the Management of Urban Solid Waste, which was recently amended on May 4, 2015. According to the Measures for the Management of Urban Solid Waste, enterprises that engage in commercial cleaning, collection and transportation of urban solid waste shall obtain a license for the service of commercial cleaning, collecting and transporting urban solid waste. Currently, our WFOE and two of its subsidiaries hold the licenses for the service of cleaning, collecting and transporting urban solid waste.

REGULATIONS RELATING TO ONLINE RIDE-HAILING SERVICES
On July 9, 2014, the General Office of the MOT promulgated the Notice on Promoting the Orderly Development of Online Taxi-Hailing Services by Mobile Phone Software, which, among others: (i) requires local transportation authorities to strengthen market supervision over mobile-based online taxi-hailing services offered through mobile phones to protect the legitimate rights and interests of all parties involved; (ii) encourages mobile-based online taxi-hailing service providers to take advantage of their strengths, enhance order management, optimize order dispatch rules, improve standard of service and participate in the establishment of taxi service management information platform and technological transformation; and (iii) requires local transportation authorities to accelerate the establishment and improvement of taxi-service management information systems.
On July 27, 2016, the MOT, the MIIT, the MPS, the MOFCOM, the SAMR and the CAC jointly promulgated the Interim Measures for the Management of Online Ride-Hailing Operation and Service, which was latest amended and became effective on November 30, 2022, to regulate the business activities of online ride-hailing services, and ensure the operational safety for passengers. Before carrying out online ride-hailing services, an online ride-hailing service platform company shall obtain the permit for online ride-hailing business and complete the record filing of internet information services at the provincial communications administration authorities of the place of its registration.
We conduct online ride-hailing services primarily through WeRide Go and we have obtained the permit for online ride-hailing business and completed the applicable record filing for internet information services as of the date of this prospectus.
On September 30, 2014, the MOT promulgated the Provisions on the Administration of Cruising Taxi Operating Services, or the Cruising Taxi Administration Provisions, which was mostly recently amended on August 11, 2021. The Cruising Taxi Administration Provisions provides that (i) “cruising taxi online hailing services” refer to provision of cruising taxi operating services at the time and location designated by the passengers through means of telecommunications or the internet; (ii) platforms providing cruising online taxi-hailing services shall provide round-the-clock services and dispatch taxis in accordance with the requirements of the passengers; and (iii) cruising taxi drivers shall arrive at such location and time in accordance with the requirements of the passengers in a timely manner, communicate with online taxi hailing service providers or passengers when the passengers fail to show up at the agreed location on time, and provide a confirmation to online taxi hailing service providers when the passengers are onboard. The Cruising Taxi Administration Provisions further provide that cruising online taxi hailing services shall be carried out at different locations based on the actual condition so as to establish and improve an online taxi hailing service management system. Cruising taxi operators are also required to establish or connect to an online taxi hailing service platform based on actual conditions to provide online taxi hailing services.
On September 7, 2021, the General Office of the MOT promulgated the Notice on Maintaining a Fair Competition Market Order and Accelerating the Compliance of Online Ride-Hailing, which requires competent transportation authorities to strengthen their supervision and enforcement, including to strictly regulate their enforcement efforts and to use comprehensive means to crack down on illegal online ride-hailing operations. Online ride-hailing platforms that offer access to non-compliant vehicles and drivers must be investigated and dealt with in accordance with applicable laws and regulations, and the results of such investigation shall be reported to the MOT.
On November 28, 2016, the People’s Government of Guangzhou Municipality promulgated the Interim Measures for the Administration of Online Taxi-Hailing Services in Guangzhou, or the Guangzhou Online Taxi-Hailing Measures, which became effective on the same date and amended on November 14, 2019. The Guangzhou Online Taxi-Hailing Measures regulate online-hailing activities and provide for the supervision and administration of online-hailing services in Guangzhou. Pursuant to the Guangzhou Online Taxi-Hailing Measures, online-hailing platforms shall obtain the corresponding online-hailing business license in accordance with applicable laws and regulations and enter into a labor contract or agreement with drivers connected to its platform to specify the rights and obligations of both parties.
REGULATIONS RELATING TO SURVEYING AND MAPPING SERVICES
On December 28, 1992, the SCNPC promulgated the Surveying and Mapping Law of the People’s Republic of China, or the Surveying and Mapping Law, which was last amended on April 27, 2017 and became effective on

July 1, 2017. According to the Surveying and Mapping Law, entities that engage in surveying and mapping activities shall meet specific requirements and obtain the necessary qualification certificates of surveying and mapping for corresponding grades. Any entity that engages in surveying and mapping activities without relevant qualification certificate shall be ordered to stop the illegal behavior, and be deprived of unlawful gains as well as surveying and mapping work products. In addition, the entity shall be subject to a fine of not less than the amount of, but not more than twice the amount of, the illegal gains from its surveying and mapping activities. In the event of a serious violation, the surveying and mapping tools shall be confiscated. Any foreign entity or individual engaging in surveying and mapping activities without approval or without cooperation with relevant PRC department or entity, the foreign entity or individual shall be ordered to stop the illegal behavior, and be deprived of unlawful gains, surveying and mapping work products as well as tools. In addition, the foreign entity or individual shall be subject to a fine of RMB100,000 to RMB500,000. In the event of a serious violation, the foreign entity or individual shall be subject to a fine of RMB500,000 to RMB1,000,000 and shall be ordered to leave the country within a specified period or expelled from the country. If constituting a crime, the foreign entity or individual shall be investigated for criminal liability in accordance with applicable laws.
Pursuant to the Administrative Rules of Surveying Qualification Certificate, as most recently amended by the Ministry of Natural Resources of the People’s Republic of China, or the MNR, effective from July 1, 2021, entities conducting surveying and mapping activities in the territory of China, as well as other territorial sea under the jurisdiction of China, shall obtain a Surveying and Mapping Qualification Certificate, and conduct surveying and mapping activities within the specialized categories and restricted scope permitted by their Surveying and Mapping Qualification Certificate. The specialized categories of Surveying and Mapping Qualification Certificate include, among others, internet map services. Pursuant to the Notice on Further Strengthening the Administration of Internet Map Services Qualification issued by the National Administration of Surveying, Mapping and Geo-information on December 23, 2011, internet map services cannot be provided by any entity without a Surveying and Mapping Qualification Certificate with respect to internet map services. According to the Provisions on the Administration of Examination of Maps most recently amended by the MNR on July 24, 2019, an enterprise must first apply for the approval of the relevant regulatory authorities, subject only to limited exceptions, if it intends to engage in any of the following activities: (i) the publication, display, production, posting, import or export of any map or any product attached with a map; (ii) the re-publication, re-display, re-production, re-posting, re-import or re-export of any map, or any product attached with a map whose content has been changed after its initial approval; and (iii) the publication, display or posting outside China of any map or any product attached with a map. An operator of internet map is required to file any content update relating to its map with the relevant regulatory authorities semi-annually and to reapply for a new approval of the map when the two-year term of the existing approval expires.
Pursuant to the Notice of the Ministry of Natural Resources on Promoting the Development of Intelligent Connected Vehicles and Maintaining the Security of Surveying, Mapping and Geoinformation promulgated by the MNR on August 25, 2022, after an intelligent connected vehicle is being equipped with a satellite navigation positioning receiving module, inertial measurement unit, camera, laser radar and other sensors, its activities of collecting, storing, transmitting and processing geographic information data such as spatial coordinates, images, point clouds and attributing information of vehicles and surrounding road facilities during operation, service and road testing will be considered as surveying and mapping activities under the Surveying and Mapping Law. Furthermore, any vehicle manufacturer, service provider or smart driving software provider that needs to engage in the collection, storage, transmission and processing of geographic information data shall obtain the corresponding qualification for surveying and mapping in accordance with the law or entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities if it is a domestic enterprise; in the case of a foreign-invested enterprise, it shall entrust an agency with the corresponding qualification for surveying and mapping to carry out the corresponding surveying and mapping activities, and the entrusted agency shall undertake the collection, storage, transmission and processing of geographic information and any other businesses, and to provide geographic information services and support for such foreign-invested enterprise.
On July 26, 2024, the MNR promulgated The Notice of the Ministry of Natural Resources on Strengthening the Administration of Surveying, Mapping and Geoinformation Security Relating to Intelligent Connected Vehicles, emphasized various related matters, including the requirement of conducting surveying and mapping activities related to intelligent connected vehicles in accordance with the law, strengthening the management of surveying and mapping activities involving intelligent connected vehicles, strictly managing confidential and sensitive geographic information data, strictly reviewing electronic navigation maps, implementing the requirements for the storage of geoinformation data and cross-border transfer of such data, strengthening the regulation of geoinformation security, encouraging the exploration of geographic information security application, etc.
REGULATIONS RELATING TO CYBERSECURITY AND DATA SECURITY
The Decision Regarding the Protection of Cybersecurity, enacted by the SCNPC, on December 28, 2000 and amended on August 27, 2009, provides, among other things, that the following activities conducted through the internet, if constituting a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack computer systems and communications networks, and damaging computer systems and the communications networks; (iii) violation of national regulations or discontinuing computer network or communications services without authorization; (iv) disseminating politically disruptive information or divulging state secrets; (v) spreading false commercial information; or (vi) infringing on intellectual property rights.
On June 22, 2007, the MPS, the National Administration of State Secrets Protection and other governmental authorities jointly promulgated the Administrative Measures for the Graded Protection of Information Security, or the Measures for the Graded Protection, effective from June 22, 2007, pursuant to which, graded protection of the state information security shall follow the principle of “independent grading and independent protection”. The Measures for the Graded Protection stipulate that the security protection grade of an information system may be classified into five grades. For an information system determined to be Grade II or above, its operator shall make the record filing with relevant public security departments.
According to the Cybersecurity Law of the People’s Republic of China, or the Cybersecurity Law, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017, and other related laws and regulations, network service providers are required to take measures to safeguard cybersecurity by complying with cybersecurity obligations, formulating cybersecurity emergency response plans, and providing technical assistance and support to public security and national security authorities. Failure to comply with such laws and regulations may subject the network service providers to administrative penalties including, without limitation, fines, suspension of business operation, shutdown of business websites, revocation of licenses as well as criminal liabilities. The Cybersecurity Law applies to the construction, operation, maintenance and use of the network as well as the supervision and administration of cybersecurity within the territory of China. Due to the operation of WeRide Go, the remote cockpit management system and the autonomous driving vehicle operation management platform, we may be deemed as a network service provider and be subject to the aforementioned regulations. On March 28, 2025, the CAC released the Cybersecurity Law of the People’s Republic of China (Draft Amendment for Comment), which makes amendments on certain legal liabilities prescribed in the Cybersecurity Law. It proposes to enhance penalties for general violation of certain security protection obligations and introduces fines of up to RMB10 million for conducts that cause particularly serious consequences endangering cybersecurity. The period for public comments ended on April 27, 2025, and there is no timetable as to when the draft will be enacted.
After the release of the Cybersecurity Law, on May 2, 2017, the CAC issued the Measures for Security Reviews of Network Products and Services (Trial), which was later replaced by the Cybersecurity Review Measures. The Cybersecurity Review Measures was promulgated by the CAC and other relevant authorities on April 13, 2020 and most recently amended on December 28, 2021 (such amendment became effective on February 15, 2022). The Cybersecurity Review Measures establish the basic framework and principle for national security reviews of network products and services. Pursuant to the Cybersecurity Review Measures, in addition to critical information infrastructure operators purchasing network products or services that affect or may affect national security, any “online platform operators” controlling personal information of more than one million users which seeks to list on a foreign stock exchange should also be subject to cybersecurity review. Government authorities may initiate a cybersecurity review against an online platform operator if such authorities believe that the network products or services or data processing activities of such operator affect or may affect national security.

On July 30, 2021, the State Council promulgated the Regulations on Protection of Critical Information Infrastructure which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” is defined to mean critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy, livelihood of citizens, or public interests if any damage is suffered or caused to malfunction, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identifying critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify any operator if it is identified as a critical information infrastructure operator. As of the date of this prospectus, we have not been informed as a critical information infrastructure operator by any government authorities.
On June 10, 2021, the SCNPC promulgated the Data Security Law of the People’s Republic of China or the Data Security Law, which took effect on September 1, 2021. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data-related activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of the data with respect to economic and social development, as well as the degree of harm that will result on national security, public interests, or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked, or illegally acquired or used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data shall have designated personnel and a management body responsible for data security, carry out risk assessments for its data processing activities and file its risk assessment reports with the competent authorities. In addition, the Data Security Law sets out a national security review procedure applicable to data processing activities that affect or may affect national security and imposes restrictions on the export of certain data.
According to the Several Provisions on Vehicle Data Security Management (Trial Implementation) promulgated on August 16, 2021 by the CAC, the NDRC, the MIIT, the MPS, and the MOT, which became effective on October 1, 2021, the processing of vehicle data by a vehicle data processor must comply with certain basic principles such as lawfulness and appropriateness, and must be conducted in a way directly relevant to the design, manufacturing, sale, use, operation or maintenance of a vehicle. Where the processing of any vehicle data is carried out using the internet or any other information network, a hierarchical cybersecurity protection scheme shall be implemented to strengthen the protection of vehicle data and obligations relating to data security must be discharged in accordance with applicable laws.
On September 15, 2021, the MIIT issued the Notice of the Ministry of Industry and Information Technology on Strengthening the Cybersecurity and Data Security of the Internet of Vehicles, which became effective on the same day. The notice requires relevant enterprises to fulfill their primary responsibility for security, comprehensively strengthen safety protection, especially the security safeguards for intelligent connected vehicles and Internet of Vehicles network facilities. Additionally, it mandates enhanced security management and data security protection for the Internet of Vehicles service platforms, including data classification and grading management, improvement of data security technical safeguards, standardization of data development, utilization, and sharing, as well as reinforcement of data export security management. Furthermore, the notice emphasizes the importance of accelerating the construction of security standards for the Internet of Vehicles and encourages relevant enterprises and social organizations to formulate enterprise standards and group standards that exceed national or industry standards.
On July 7, 2022, the CAC promulgated the Measures for the Security Assessment of Cross-border Data Transfer, or the Security Assessment Measures, which took effect on September 1, 2022. The Security Assessment Measures regulate the security assessment of important data and personal information collected and generated within the territory of mainland China and transferred overseas by a data processor during its operation. According to the Security Assessment Measures, where a data processor transfers data overseas under any of the following circumstances, it shall apply to the relevant provincial department of the CAC for a security assessment: (i) a data processor transfers important data overseas; (ii) a critical information infrastructure operator transfers personal information overseas; (iii) a data processor processing personal information of more than one million individuals transfers personal information overseas; (iv) a data processor having, since January 1 of the previous year, cumulatively transferred overseas personal information of 100,000 individuals, or sensitive personal information of 10,000 individuals; or (v) other circumstances where a security assessment for outbound data transfer is required by the CAC. Before applying for a security assessment for the proposed outbound data transfer, a data processor shall conduct a self-assessment of the risks involved in such transfer, and the self-assessment shall focus on the following matters: (i) the lawfulness, legitimacy and necessity of the purpose, scope and method of the proposed overseas data transfer, and of the processing of such data by the foreign recipient; (ii) the scale, scope, type and sensitivity of the outbound data transfer, and the risks to national security, public interest or to the legitimate rights and interests of individuals or organizations that may be caused by the proposed outbound data transfer; (iii) the duties and obligations which the foreign recipient undertakes, and the foreign recipient’s organizational and technical capabilities and measures to perform such duties and obligations and guarantee the security of the proposed outbound data transfer; (iv) the risks of the relevant data being tampered with, destroyed, divulged, lost, transferred, illegally obtained or illegally used during and after the proposed outbound data transfer, and whether a proper channel is in place to safeguard rights to and interests in personal information; (v) whether the responsibilities and obligations relating to data security protection have been fully spelt out in the relevant contracts or other legally binding documents to be concluded with the foreign recipient; and (vi) other matters that may affect the security of the proposed outbound data transfer.
On December 8, 2022, the MIIT issued the Administrative Measures for Data Security in the Field of Industry and Information Technology (Trial Implementation), or the MIIT Data Security Measures, which took effect on January 1, 2023. The MIIT Data Security Measures prescribes that data processors in the field of industry and information technology shall follow the principles of lawfulness and appropriateness in collecting data. During the data collection process, the data processors shall take security measures corresponding to and appropriate for the relevant data.
On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Flow of Data, or the New Cross-border Data Flow Provisions, which took effect on the same day. The New Cross-border Data Flow Provisions state that if there is any conflict with the Security Assessment Measures or the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, the New Cross-border Data Flow Provisions shall prevail. The New Cross-border Data Flow Provisions set out scenarios under which certain obligations for the cross-border data transfer are waived, which include, among others, passing the security assessment of cross-border data transfer, concluding a standard contract for the cross-border transfer of personal information or passing the personal information protection certification.
On May 10, 2024, the MIIT issued the Implementing Rules for the Risk Assessment of Data Security in the Field of Industry and Information Technology (Trial Implementation), which took effect on June 1, 2024. Such implementing rules apply to data security risk assessment activities conducted by important data or core data processors in the field of industry and information technology in China. General data processors may also refer to these rules to conduct data security risk assessment. The implementing rules establish data security risk assessment mechanisms at both ministerial and provincial levels, refine assessment obligations of processors of important data and core data, and clarify the mechanism and procedures for competent industrial authorities to supervise and administer such assessment activities.
On September 24, 2024, the State Council issued the Regulations on Network Data Security Management, or the Network Data Regulations, which became effective on January 1, 2025. The Network Data Regulations prescribe that network data processors processing personal information of over 10 million individuals shall fulfill certain requirements for processing important data and require network data processors to take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the Network Data Regulations allow network data processors to provide personal information overseas only if it is strictly necessary for fulfilling statutory obligations. The Network Data Regulations also establish certain obligations of online platform service providers, including offering users an option to turn off personalized recommendations.
REGULATIONS RELATING TO PRIVACY
According to the Provisions on Protection of Personal Information of Telecommunications and Internet Users, which was promulgated by the MIIT on July 16, 2013 and became effective on September 1, 2013, telecommunications business operators and ICP operators are responsible for the security of users’ personal information they collect or use in the course of their services. Telecommunications business operators and ICP operators may not collect or use the personal information of their users without their consent. Personal information collected or used by telecommunication business operators or ICP operators in the course of their services must be kept in strict confidence, and may not be divulged, tampered with or damaged, and may not be sold or unlawfully provided to others. ICP operators are required to take certain measures to prevent any divulgence of, damage to, tampering with or loss of personal information belonging to the users. In accordance with the Cybersecurity Law, network operators are required to collect and use personal information in compliance with the principles of legality, appropriateness and necessity, and strictly within the scope of authorization granted by the subject of the relevant personal information unless otherwise prescribed by laws or regulations. In the event of any unauthorized disclosure, damage or loss of personal information collected, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user becomes aware that a network operator collects or uses his or her personal information in violation of applicable laws and regulations or against the terms of any agreement with such user, or if the personal information collected or stored is inaccurate or wrong, the user has the right to request the network operator to delete or correct the relevant information.
Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was jointly issued by the Office of the Central Cyberspace Affairs Commission, the MIIT, the MPS and the SAMR on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to step up the protection of personal information. Furthermore, app operators should not force their users to grant authorization by means of bundling, suspending installation or in any other default forms and should not collect personal information in violation of laws or regulations or in breach of any agreement with users. The importance of the foregoing regulatory requirements is repeated under the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the MPS and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation illustrates various illegal practices commonly adopted by apps operators with respect to personal information protection, including “the failure to publish rules on the collection and use of personal information,” “the failure to expressly state the purpose, manner and scope for the collection and use of personal information,” “the collection and use of personal information without consent,” “the collection of personal information that is irrelevant to the services provided by the relevant app and in violation of the principle of necessity,” “the provision of personal information to others without users’ consent,” “the failure to allow deletion or correction of personal information as required by laws” and “the failure to publish relevant information such as relating to complaint filing or reporting.” Any of the following acts by an app operator will, amongst others, constitutes the “collection and use of personal information without the consent of users”: (i) collecting the personal information or activating the authorization for the collection of personal information without obtaining the consent of the relevant user; (ii) collecting the personal information or activating the authorization for the collection of personal information of any user who explicitly denies collection, or repeatedly soliciting such user’s consent in a way that disrupts his/her normal use of the relevant app; (iii) the personal information collected or the authorization for the collection of personal information activated by the app operator exceeds the scope authorized by the user; (iv) seeking user consent in a non-explicit manner; (v) modifying user settings with respect to the activation of the authorization for the collection of personal information without such user’s consent; (vi) pushing information that is directed at a user based on his/her personal information and algorithms, without providing an opt-out option; (vii) misleading users to authorize the collection of their personal information or activating the authorization for the collection of personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their authorization for the collection of personal information; and (ix) collecting and using personal information in violation of the rules published by the app operator.
On August 20, 2021, the SCNPC issued the Personal Information Protection Law of the People’s Republic of China, or the Personal Information Protection Law, which took effect on November 1, 2021. The law integrates previously scattered rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic and other means (excluding anonymized information). The Personal Information Protection Law applies to the processing of personal information within mainland China, as well as certain personal information processing activities outside China, including those for the provision of products and services to natural persons within mainland China or for the analysis and assessment of acts of natural persons within mainland China. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. We update our privacy policies from time to time to meet the latest regulatory requirements of PRC government authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law elevates the protection requirements for personal information processing, and many specific requirements of this law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. We may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations.
On February 22, 2023, the CAC issued the Measures for the Standard Contract for the Cross-border Transfer of Personal Information, which took effect on June 1, 2023. Such measures clarify the scope of application of the standard contract, which refers to cross-border transfers of personal information that meet certain scale standards and are conducted by personal information processors who are not operators of critical information infrastructure. The measures also outline the requirements for the conclusion and filing of the standard contract, which provides operational guidance for the cross-border transfer of personal information through filing the standard contract. The measures provide operational guidance for the cross-border transfer of personal information through filing the standard contract.
REGULATIONS RELATING TO INTELLECTUAL PROPERTY
China has adopted comprehensive legislation governing intellectual property rights, including copyrights, trademarks, patents and domain names. China is a signatory to the primary international conventions on intellectual property rights and has been a member of the Agreement on Trade Related Aspects of Intellectual Property Rights since its accession to the World Trade Organization in December 2001.
Copyright
On September 7, 1990, the SCNPC promulgated the Copyright Law of the People’s Republic of China, or the Copyright Law, which was most recently amended on November 11, 2020. The latest amendment took effect on June 1, 2021 and extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the Copyright Protection Centre of China. According to the Copyright Law, Chinese citizens, legal persons and organizations shall own copyright to their copyrightable works, regardless of whether such works are published or not, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. Copyright owners enjoy certain legal rights, including the right of publication, right of authorship and right of reproduction. An infringer of copyrights shall be subject to various civil liabilities, which include ceasing infringement activities, apologizing to the copyright owners and compensating the loss of copyright owner. An infringer of copyrights may also be subject to fines and/or administrative or criminal liabilities under certain circumstances.
In order to further implement the Regulations on Computer Software Protection, promulgated by the State Council on June 4, 1991 and most recently amended on January 30, 2013, the National Copyright Administration issued the Measures for the Registration of Computer Software Copyright on February 20, 2002, which specifies detailed procedures and requirements with respect to the registration of software copyrights.
Trademark
According to the Trademark Law of the People’s Republic of China promulgated by the SCNPC on August 23, 1982, and most recently amended on April 23, 2019, the Trademark Office of the State Administration for Industry and Commerce Authority, or the SAIC, under the State Council is responsible for the registration and administration of trademarks in mainland China. The SAIC has established a Trademark Review and Adjudication Board for resolving trademark disputes. Registered trademarks are valid for ten years from the date the registration is approved. A registrant may apply to renew a registration within twelve months before the expiration date of the registration. If the registrant fails to apply in a timely manner, a grace period of six additional months may be granted. If the registrant fails to apply before the grace period expires, the registered trademark shall be deregistered. Renewed registrations are valid for ten years. On April 29, 2014, the State Council issued the revised Implementing Regulations of the Trademark Law of the People’s Republic of China, which specifies the requirements for the application of trademark registration and renewal.
Patent
According to the Patent Law of the People’s Republic of China, or the Patent Law, which was promulgated by the SCNPC on March 12, 1984 and most recently amended on October 17, 2020 (with such amendment taking effect on June 1, 2021), and the Implementation Rules of the Patent Law of the People’s Republic of China, or the Implementation Rules of the Patent Law, promulgated by the State Council on June 15, 2001 and most recently revised on December 11, 2023, the patent administrative department under the State Council is responsible for the administration of patent-related work nationwide and the patent administration departments of the provincial, autonomous regions or municipal governments are responsible for the administration of patents within their respective administrative areas. The Patent Law and the Implementation Rules of the Patent Law provide for three types of patents, namely “inventions,” “utility models” and “designs”. Invention patents are valid for twenty years, utility model patents are valid for ten years and design patents are valid for fifteen years, in each case from the date of application. The Chinese patent system adopts a “first come, first file” principle, which means that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first. An invention or a utility model must possess novelty, inventiveness and practical applicability to be patentable. Third parties must obtain consent or a proper license from the patent owner to use the patent. Otherwise, the unauthorized use constitutes an infringement on the patent rights.
Domain Names
On August 24, 2017, the MIIT promulgated the Administrative Measures for Internet Domain Names, or the Domain Name Measures, which became effective on November 1, 2017. The Domain Name Measures regulate the registration of domain names, such as China’s national top-level domain name “.CN.” The China Internet Network Information Center, or the CNNIC, issued the Administrative Regulations for Country Code Top-Level Domain Name Registration and Country Code Top-Level Dispute Resolutions Rules on June 18, 2019, pursuant to which the CNNIC can authorize a domain name dispute resolution institution to adjudicate domain name related disputes.
REGULATIONS RELATING TO FOREIGN EXCHANGE
The principal regulations governing foreign currency exchange in mainland China are the Administrative Regulations on Foreign Exchange of the People’s Republic of China, or the Foreign Exchange Administrative Regulation, which was promulgated by the State Council on January 29, 1996 and most recently amended on August 1, 2008 (with such amendment taking effect on August 5, 2008), and the Administrative Regulations on Foreign Exchange Settlement, Sales and Payment, which was promulgated by the People’s Bank of China on June 20, 1996 and became effective on July 1, 1996. Under these regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without the prior approval from the State Administration of Foreign Exchange, or SAFE, so long as the applicable procedural requirements are complied with. By contrast, the approval of or registration with relevant governmental authorities or designated banks is required where RMB is to be converted into foreign currency and remitted outside of China to pay capital account items such as the repayment of foreign currency-denominated loans, direct investment overseas and investments in securities or derivative products outside of the PRC. FIEs are permitted to convert their after-tax dividends into foreign exchange and remit such foreign exchange out of their foreign exchange bank accounts in the PRC.
On March 30, 2015, SAFE promulgated the Notice on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015 and was further revised in 2019 and 2023. According to SAFE Circular 19, foreign currency capital contribution to an FIE in its capital account may be converted into RMB on a discretional basis.
On June 9, 2016, the SAFE promulgated the Circular on Reforming and Regulating Policies on the Management of the Settlement of Foreign Exchange of Capital Accounts, or SAFE Circular 16, which was amended on

December 4, 2023. SAFE Circular 16 provides for the discretionary foreign exchange settlement for all domestic institutions. Discretionary foreign exchange settlement means the foreign exchange capital in the capital account which has been confirmed by relevant policies to be subject to the discretional foreign exchange settlement (including foreign exchange capital, foreign loans and funds remitted from the proceeds from the overseas listing) can be settled at banks based on the actual operational needs of the domestic institutions. The proportion of discretionary foreign exchange settlement of the foreign exchange capital is temporarily determined as 100%.
Furthermore, SAFE Circular 16 stipulates foreign exchange incomes of capital accounts shall be utilized by FIEs following the principles of genuineness and self-use and within the business scope of such enterprises. The foreign exchange incomes of capital accounts and capital in RMB obtained by an FIE from foreign exchange settlement shall not be used for any of the following purposes: (i) directly or indirectly for payments outside the business scope of the FIE or payments prohibited by applicable laws and regulations; (ii) directly or indirectly for investment in securities or financial schemes other than bank guaranteed products (except for wealth management products and structured deposits with a risk rating not higher than level two) unless otherwise provided by applicable laws and regulations; (iii) the granting of loans to non-affiliated enterprises, unless otherwise permitted by its business scope; and (iv) the construction or purchase of real estate that is not for self-use (except for enterprises engaged in real estate development and leasing operations).
Violations of above-mentioned regulations may subject an enterprise to fines and other administrative liabilities, and even criminal liabilities under severe circumstances.
According to the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28, which was promulgated by SAFE on October 23, 2019 and amended on December 4, 2023, a non-investment FIE may use its capital to carry out domestic equity investment in accordance with the law so long as it does not violate the negative list and the projects invested are genuine and in compliance with applicable laws and regulations.
On April 10, 2020, SAFE issued the Notice of the SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8. SAFE Circular 8 provides that under the condition that the use of funds is genuine and compliant with current administrative provisions on use of income relating to capital account, enterprises are allowed to use income under capital account such as capital funds, foreign debts and overseas listings for domestic payment, without having to submit materials evidencing the veracity of such payment to the bank prior to each transaction.
On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, pursuant to which qualified enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or US$10 million, depending on their areas of incorporation.
REGULATIONS RELATING TO DIVIDEND DISTRIBUTIONS
The principal regulations governing distribution of dividends of wholly foreign-owned enterprises, include the Company Law. Under these regulations, wholly foreign-owned enterprises in mainland China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with the PRC accounting standards and regulations.
In addition, FIEs in the PRC are required to allocate at least 10% of their accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends.
REGULATIONS RELATING TO FOREIGN DEBTS
A loan made by foreign investors as shareholders in an FIE is considered to be a foreign debt in the PRC and is regulated by various laws and regulations, including the Foreign Exchange Administrative Regulation, the Interim Provisions on the Management of Foreign Debts, which was promulgated by the SAFE, the NDRC and the Ministry of Finance, or the MOF, on January 8, 2003 effective from March 1, 2003 and further amended effective from September 1, 2022, and the Administrative Measures for Registration of Foreign Debts promulgated by the SAFE on April 28, 2013 and amended by the Notice of the SAFE on Abolishing and Amending the Normative Documents Related to the Reform of the Registered Capital Registration System on

May 4, 2015. Under these rules, a shareholder loan in the form of foreign debt made to a Chinese entity does not require the prior approval of the SAFE. However, such foreign debt must be registered with and recorded by local banks. SAFE Circular 28 provides that a non-financial enterprise in the pilot areas may register a permitted amount of foreign debts, which is equivalent to twice the non-financial enterprise’s net assets, at the local foreign exchange bureau. Such non-financial enterprise may incur foreign debts within the permitted amount and directly handle the relevant banking procedures without registering each foreign debt. However, the non-financial enterprise shall report its international income and expenditure regularly.
REGULATIONS RELATING TO OFFSHORE SPECIAL PURPOSE VEHICLES HELD BY PRC RESIDENTS
The SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents on May 10, 2013, which was most recently amended on December 30, 2019 and specifies that the administration by the SAFE or its local branches over direct investments by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to direct investments in the PRC based on the registration information provided by the SAFE and its local branches.
The SAFE promulgated the Notice on Issues Relating to Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which requires PRC residents or entities to register with the SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when a material event occurs with respect to the offshore special purpose vehicle including relating to the change of any basic information (such as change of such PRC citizens or residents, and name and term of operation), capital increase or reduction, transfers or exchanges of shares, or mergers or divisions.
The SAFE further enacted the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment, or the SAFE Circular 13, on February 13, 2015, which was amended on December 30, 2019 by the Circular of the State Administration of Foreign Exchange on Repealing and Invalidating Five Normative Documents Concerning Administration of Foreign Exchange and Some Articles of Seven Normative Documents Concerning Administration of Foreign Exchange. SAFE Circular 13 allows PRC residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. However, remedial registration applications made by PRC residents who have previously failed to comply with SAFE Circular 37 continue to fall under the jurisdiction of the relevant local branch of the SAFE. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the mainland China subsidiaries of that special purpose vehicle may be prohibited from distributing profits to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary.
On January 26, 2017, the SAFE issued the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control, or the SAFE Circular 3, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) following the principle of genuine transaction, banks shall examine board resolutions passed for the profit distribution, the original tax filing records and audited financial statements; and (ii) domestic entities shall retain income to account for losses incurred in the past years before remitting profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall provide detailed explanations regarding the sources of capital and how they will be used, relevant board resolutions, contracts and other proof when registering an outbound investment or making an outbound remittance.
REGULATIONS RELATING TO SHARE INCENTIVE PLANS
According to the Notice of the State Administration of Foreign Exchange on Issues Relating to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or the Share Incentive Rules, which was issued on February 15, 2012, and other related regulations, directors, supervisors, senior management and other employees who are (i) PRC citizens or non-PRC citizens residing in mainland China for a continuous period of not less than one year, and (ii) participating in any share incentive plan of a company listed overseas, subject to certain exceptions, are required to register with the SAFE. All such participants need to authorize a qualified PRC agent, such as a PRC subsidiary of the company listed overseas, to register with the SAFE and to deal with foreign exchange matters such as account opening and transfer and settlement of proceeds. The Share Incentive Rules further require an offshore agent to be designated to take charge over matters relating to the exercise of share options and sales proceeds for participants of the share incentive plans. Failure to complete the said SAFE registrations may subject the participating directors, supervisors, senior management and other employees to fines and other legal sanctions.
The State Administration of Taxation, or the SAT, has further issued several circulars concerning employee share options and restricted shares. Under these circulars, employees working in the PRC who exercise share options or are granted restricted shares will be subject to PRC individual income tax. The mainland China subsidiaries of a company listed overseas are required to file documents relating to employee share options and restricted shares with relevant tax authorities and to withhold individual income tax for employees who exercise their share options or purchase restricted shares. If an employee fails to pay or the mainland China subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the mainland China subsidiaries may face sanctions imposed by the tax authorities or other PRC governmental authorities.
REGULATIONS RELATING TO TAXATION
Income Tax
According to the Enterprise Income Tax Law of the People’s Republic of China, or the EIT Law, which was promulgated on March 16, 2007 and most recently amended on December 29, 2018, an enterprise established outside the PRC with de facto management bodies within the PRC is considered a resident enterprise for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Implementing Rules of the Enterprise Income Law of the People’s Republic of China promulgated on December 6, 2007, and most recently amended effective from January 20, 2025, or the Implementing Rules of the EIT Law, defines a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Non-PRC resident enterprises that do not have any branches in the PRC are required to pay enterprise income tax on income originating from the PRC at the rate of 10%.
On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7, which was amended in 2017. SAT Circular 7 repeals certain provisions in the Notice of the State Administration of Taxation on Strengthening the Administration of Enterprise Income Tax on Income from Equity Transfer by Non-Resident Enterprises, or SAT Circular 698, issued by the SAT on December 10, 2009 and the Announcement on Several Issues Relating to the Administration of Income Tax on Non-resident Enterprises issued by the SAT on March 28, 2011, and clarifies certain other provisions of SAT Circular 698. SAT Circular 7 sets out a comprehensive guideline relating to, and heightening the Chinese tax authorities’ scrutiny on, indirect transfers by a non-resident enterprise of assets in the PRC, including assets of organizations and premises in the PRC, immovable property in the PRC, equity investments in PRC resident enterprises, or the PRC Taxable Assets. For instance, when a non-resident enterprise transfers equity interests in an overseas holding company that directly or indirectly holds certain PRC Taxable Assets and if the transfer is believed by the Chinese tax authorities to have no reasonable commercial purpose other than to evade enterprise income tax, SAT Circular 7 allows Chinese tax authorities to reclassify the indirect transfer of PRC Taxable Assets into a direct transfer and therefore impose a 10% enterprise income tax on the non-resident enterprise. SAT Circular 7 lists several factors to be taken into consideration by tax authorities in determining if an indirect transfer has a reasonable commercial purpose. Nonetheless, if the overall arrangement of an indirect transfer satisfies all the following criteria, such indirect transfer will be deemed to lack a reasonable commercial purpose: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from PRC Taxable Assets; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or during the one-year period before the indirect transfer, 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries and branches that directly or indirectly hold the PRC Taxable Assets are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC Taxable Assets is lower than the potential PRC tax on the direct transfer of those assets. On the other hand, indirect transfers falling into the safe harbors provided by SAT Circular 7, including qualified group restructurings, public market trades and exemptions under tax treaties or arrangements, will not be subject to PRC tax under SAT Circular 7.
On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or SAT Circular 37, which took effect on December 1, 2017. Certain provisions of SAT Circular 37 were repealed by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued by the SAT on June 15, 2018. According to SAT Circular 37, after deducting the equity net value from the equity transfer income, the balance shall be the taxable income amount for equity transfer income. Equity transfer income means the consideration collected by the equity transferor from the equity transfer, including various income in monetary form and non-monetary form. Equity net value means the tax computation basis for obtaining the said equity. The tax computation basis for equity shall be: (i) the capital contribution costs actually paid by the equity transferor to a Chinese resident enterprise at the time of investment and equity participation, or (ii) the equity transfer costs actually paid at the time of acquisition of such equity to the original transferor of the said equity. Where there is a reduction or appreciation of value during the equity holding period, and the gains or losses can be confirmed pursuant to the rules of the finance and tax authorities of the State Council, the equity net value shall be adjusted accordingly. In computing equity transfer income, an enterprise shall not deduct the amount in the shareholders’ retained earnings, such as undistributed profits, of the investee enterprise, which may be distributed in accordance with the said equity. In the event of partial transfer of equity under multiple investments or acquisitions, the enterprise shall determine the costs corresponding to the transferred equity in accordance with the transfer ratio, out of all costs of the equity.
Under SAT Circular 7, and the Law of the People’s Republic of China on the Administration of Tax Collection promulgated by the SCNPC on September 4, 1992 and most recently amended on April 24, 2015, in the case of an indirect transfer, parities obligated to pay the transfer price to the transferor shall be the withholding agents. Where the withholding agent fails to withhold, and the transferor does not discharge its tax liability, the tax authority may impose late payment interest and special tax adjustment interest (if applicable) on the transferor. In addition, the tax authority may also hold the withholding agents liable and impose a penalty of between 50% to 300% of the unpaid tax amount. The penalty imposed on the withholding agents may be reduced or waived if the withholding agents have submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.
Withholding Tax on Dividend Distribution
The EIT Law prescribes a standard withholding tax rate of 20% on dividends and other China-sourced income of a non-PRC resident enterprise that has no establishment or place of business in the PRC, or if the relevant dividends or other China-sourced income are in fact not associated with any establishment or place of business in the PRC of a non-PRC resident enterprise. The Implementing Rules of the EIT Law reduced the withholding tax rate from 20% to 10% and a lower withholding tax rate is applicable if there is a tax treaty between China and the jurisdiction of the foreign holding company. For example, pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends that the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon the relevant documentations for enjoying the tax treaty benefits are filed with the competent tax authorities. On the other hand, based on the Notice on Relevant Issues Relating to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if PRC tax authorities determine, at their discretion, that a company benefits from a reduced income tax rate due to the implementation of a structure or arrangement that is primarily tax-driven, the preferential tax treatment may be adjusted. The Announcement of the State Administration of Taxation on Issues concerning “Beneficial Owners” in Tax Treaties, which was promulgated by the SAT on February 3, 2018 and took effect on April 1, 2018, further clarifies the standard of assessment when determining the qualification of beneficial owner status.

Interest income derived from our subsidiary in Hong Kong from mainland China is subject to CIT on a withholding basis at a rate of 10%.
Value-added Tax
Pursuant to the Interim Regulations on Value-Added Tax of the People’s Republic of China, or the Interim Regulations, which was promulgated by the State Council on December 13, 1993 and most recently amended on November 19, 2017, and the Implementation Rules for the Interim Regulations on Value-Added Tax of the People’s Republic of China, which was promulgated by the MOF and SAT on December 25, 1993 and most recently amended on October 28, 2011, entities or individuals engaging in the sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax, or VAT. Unless provided otherwise, the rate of VAT is 17% on the sale of goods and 6% on services. On April 4, 2018, MOF and SAT jointly promulgated the Circular of the Ministry of Finance and the State Administration of Taxation on Adjustment of Value-Added Tax Rates, or Circular 32, according to which (i) for VAT taxable sales and imports of goods that were originally subject to a VAT rate of 17% and 11%, respectively, the applicable VAT rates shall be adjusted to 16% and 10%, respectively; (ii) for the purchase of agricultural products that was originally subject to a VAT rate of 11%, the applicable VAT rate shall be adjusted to 10%; (iii) for the purchase of agricultural products for the purpose of production and sales or for the processing of goods under consignment that were originally subject to a VAT rate of 16%, the applicable VAT rate shall be adjusted to 12%; (iv) for export products that were originally subject to a tax rate of 17% and export tax refund rate of 17%, the export tax refund rate shall be adjusted to 16%; and (v) for export products and cross-border taxable acts that were originally subject to a tax rate of 11% and export tax refund rate of 11%, the export tax refund rate shall be adjusted to 10%. Circular 32 became effective on May 1, 2018, and shall supersede all previous provisions which are inconsistent with Circular 32. On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the People’s Republic of China, which will become effective on January 1, 2026 and the Interim Regulations will be abolished.
Since November 16, 2011, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax, or the VAT Pilot Plan, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions initially and is eventually expanded to apply nation-wide in 2013. According to the Implementation Rules for the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax released by the MOF and the SAT in relation to the VAT Pilot Plan, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. The Notice of the Ministry of Finance and the State Taxation Administration on Comprehensively Promoting the Pilot Plan of the Conversion of Business Tax to Value-Added Tax, which was promulgated on March 23, 2016 and most recently amended on March 20, 2019, sets out that VAT in lieu of business tax be collected in all regions and industries.
On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly promulgated the Announcement on Relevant Policies for Deepening Value-Added Tax Reform, which became effective on April 1, 2019, and provides that (i) with respect to VAT taxable sales and import of goods, the applicable tax rates shall be adjusted from 16% and 10% respectively, to 13% and 9%, respectively; (ii) with respect to the purchase of agricultural products, the applicable tax rates shall be adjusted from 10% to 9%; (iii) with respect to the purchase of agricultural products for the purpose of production or processing of goods under consignment, the applicable tax rates shall be adjusted from 13% to 10%; (iv) with respect to the export of goods and services that was originally subject to tax rate of 16% and export tax refund rate of 16%, the export tax refund rate shall be adjusted to 13%; and (v) with respect to the export of goods and cross-border taxable acts that were originally subject to a tax rate of 10% and export tax refund rate of 10%, the export tax refund rate shall be adjusted to 9%.
REGULATIONS RELATING TO EMPLOYMENT AND SOCIAL WELFARE
According to the Labor Contract Law of the People’s Republic of China, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and most recently amended on December 28, 2012, and The Implementation Rules of the Labor Contract Law of the People’s Republic of China, or the Implementation Rules of the Labor Contract Law, promulgated by the State Council on September 18, 2008, a written employment contract shall be entered into to create an employment relationship. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is created, the employer must enter into a written employment contract with the employee and pay the employee an amount equal to twice such employee’s salary for the period from the day following the lapse of one month from the date of the creation of the employment relationship to the day prior to the execution of the written employment contract. The Labor Contract Law and the Implementation Rules of the Labor Contract Law also require compensation to be paid by the employer in certain events as a result of termination. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of any restrictive period after the termination or expiry of the labor contract. In most cases, employers are also required to provide severance payment to their employees after their employment relationships are terminated.
Pursuant to the Social Insurance Law of the People’s Republic of China, or the Social Insurance Law, which was promulgated by the SCNPC on October 28, 2010 and amended on December 29, 2018, the Interim Regulations on the Collection of Social Insurance Fees, issued by the State Council on January 22, 1999 and amended on March 24, 2019, and the Regulations on the Administration of Housing Provident Funds, issued by the State Council on April 3, 1999 and last amended on March 24, 2019, enterprises in mainland China are required to participate in certain employee benefit plans, including social insurance funds and housing provident funds, and contribute to the funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified from time to time by the local government at the place of their business operations or where they are located.
REGULATIONS RELATING TO LEASED PROPERTIES
According to the Civil Code of the People’s Republic of China which was promulgated by NPC on May 28, 2020 and became effective on January 1, 2021, an owner of immovable or movable property is entitled to possession, use, earnings, and disposal of such property in accordance with the law. Subject to the consent of the lessor, the lessee may sublease the leased premises to a third party. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. In addition, if the ownership of the leased premises changes during the lessee’s possession in accordance with the terms of the lease contract, the validity of the lease contract shall not be affected.
On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures on Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, the lessor and the lessee are required to complete property leasing registration and filing formalities within 30 days from the execution of the property lease agreement with the development authorities or real estate authorities of the municipality or county where the leased property is located. If a company fails to do so, it may be ordered to rectify within a stipulated period, and if such company fails to rectify, a fine ranging from RMB1,000 to RMB10,000 may be imposed on each lease agreement.
REGULATIONS RELATING TO OVERSEAS LISTING AND M&A
On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006, and was most recently amended on June 22, 2009. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC domestic enterprises or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. In September 2006, the CSRC published on its official website procedures relating to its approval of overseas listings by special purpose vehicles. These procedures require the filing of a number of documents with the CSRC.
The M&A Rules, and other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a renowned trademark or a time-honored brand.
In addition, according to the Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors which was issued by the General Office of the State Council on February 3, 2011 and became effective 30 days thereafter, the Rules on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors which was issued by the MOFCOM on August 25, 2011 and became effective on September 1, 2011, mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM. This notice also prohibits any attempts to bypass such security review, including by structuring the transaction through a proxy or contractual control arrangement.
On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which requests improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.
On February 17, 2023, the CSRC, as approved by the State Council, released the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, or the Filing Rules. Further, on May 16, 2023 and May 7, 2024, the CSRC released the sixth and the seventh supporting guideline. The Filing Rules took effect on March 31, 2023, when the CSRC started to accept filing applications. Pursuant to these new rules, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in mainland China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets, income or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. The Filing Rules, among others, further stipulate that when determining whether an offering and listing shall be deemed as an “indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed. If the issuer meets both of the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (i) any of the revenue, profits, total assets or net assets of the domestic companies in the most recent financial year account for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; and (ii) the key link of its business operations are conducted in mainland China or its principal place of business is located in the mainland China, or the majority of senior management in charge of business operations are Chinese citizens or have domicile in the PRC. Failure to complete such filing may subject a PRC domestic enterprise to an order of rectification, a warning or a fine between RMB1 million and RMB10 million. However, as of the date of this prospectus, uncertainties exist regarding the interpretation and implementation thereof. Pursuant to these regulations, a domestic enterprise applying for listing abroad shall, among others, complete record filing procedures and report relevant information to the CSRC as required.
In addition, pursuant to the Filing Rules, the overseas offering and listing by a PRC company is prohibited under any of the following circumstances, if (i) it is explicitly prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security as determined by competent PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

Starting from March 31, 2023, the domestic enterprises that have submitted valid applications for overseas offerings and listings but have not obtained the approval from overseas regulatory authorities or overseas stock exchanges shall complete the filing procedures with the CSRC prior to their overseas offerings and listings.
REGULATIONS IN THE EUROPEAN UNION
In the European Union, or the EU, the General Data Protection Regulation, or GDPR, which came into effect in 2018, implements stringent operational requirements for processors and controllers of personal data, including, for example, requiring expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and higher standards for data controllers to demonstrate that they have obtained either valid consent or have another legal basis in place to justify their data processing activities. Article 6.1 of GDPR outlines six legal grounds for lawfulness of processing personal data. In particular, processing shall be lawful only if and to the extent that at least one of the following applies: (a) the data subject has given consent to the processing of his or her personal data for one or more specific purposes; (b) processing is necessary for the performance of a contract to which the data subject is party or in order to take steps at the request of the data subject prior to entering into a contract; (c) processing is necessary for compliance with a legal obligation to which the controller is subject; (d) processing is necessary in order to protect the vital interests of the data subject or of another natural person; (e) processing is necessary for the performance of a task carried out in the public interest or in the exercise of official authority vested in the controller; and (f) processing is necessary for the purposes of the legitimate interests pursued by the controller or by a third party, except where such interests are overridden by the interests or fundamental rights and freedoms of the data subject which require protection of personal data, in particular where the data subject is a child.
We do not collect or store consumer personal information in the EU. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the GDPR pursuant to Article 6.1(f) thereof. Under the GDPR, fines of up to €20 million or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, may be assessed for non-compliance, which significantly increases our potential financial exposure if we fail to comply with all requirements under such laws.
REGULATIONS IN SINGAPORE
The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore, or the PDPA, generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission, or PDPC, and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.
The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. Under the PDPA, the collection, use or disclosure of personal data typically requires an individual’s prior informed consent. However, in the context of an investigation, companies may seek to rely on the legitimate interests exception. Under paragraph 3 of Part 3 of the First Schedule to the PDPA, companies are not required to seek an individual’s consent if the collection, use or disclosure (as the case may be) of personal data about the individual is “necessary for any investigation or proceedings.”

The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA. The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. From 1 October 2022, the maximum financial penalty that the PDPC may impose is 10% of the annual turnover in Singapore of that organization or S$1 million, whichever is higher.
We do not collect or store consumer personal information in Singapore. However, the sensor suite on the autonomous driving vehicles produced or serviced by us may capture certain personal information of other traffic participants, such as license plate number or human face. Such information will be automatically removed through an onboard desensitization program and will not leave the vehicles. As such, we believe that our practice in the processing of personal information of other traffic participants captured by the autonomous driving vehicles is in compliance with the PDPA pursuant to the legitimate interests exception.
REGULATIONS IN THE UNITED STATES
While there are currently no federal U.S. regulations expressly pertaining to the safety of autonomous driving systems, the U.S. Department of Transportation has established recommended voluntary guidelines, and the National Highway Traffic Safety Administration, the NHTSA, and the Federal Motor Carrier Safety Administration have authority to take enforcement action should an automated driving system pose an unreasonable risk to safety or inhibit the safe operation of a commercial motor vehicle. Certain U.S. states have legal restrictions on autonomous driving vehicles, and many other states are considering them. Some states, particularly California, institute operational requirements or restrictions for certain autonomous functions. Autonomous driving laws and regulations are expected to continue to evolve in numerous jurisdictions in the United States and may create restrictions on autonomous driving features that we develop.
We may also be subject to existing stringent requirements overseen by NHTSA under the National Traffic and Motor Vehicle Safety Act of 1966, or the Vehicle Safety Act, including a duty to report, subject to strict timing requirements, safety defects with our products. The Vehicle Safety Act imposes potentially significant civil penalties for violations including the failure to comply with such reporting actions.
As the development of federal and state legal frameworks around autonomous vehicles continues to evolve, we may be subject to additional regulatory schemes.

MANAGEMENT
Directors and Executive Officers
The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.
Directors and Executive Officers	Age	Position/Title
Tony Xu Han	48	Founder, Chairman and Chief Executive Officer
Yan Li	50	Co-founder, Director and Chief Technology Officer
Hua Zhong	48	Senior Vice President
Jennifer Xuan Li	36	Chief Financial Officer and Head of International
Qingxiong Yang	43	Vice President
Huiping Yan	58	Director*
David Tong Zhang	62	Director*
Jean-François Salles	56	Director
Tony Fan-cheong Chan**	73	Director*

Notes:
*
Each of Huiping Yan, David Tong Zhang and Tony Fan-cheong Chan has been determined by us to satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

**
Tony Fan-cheong Chan’s appointment is conditioned, and will be effective, upon the listing of our Class A ordinary shares on the Hong Kong Stock Exchange.

Dr. Tony Xu Han founded our company and currently serves as chairman and Chief Executive Officer. Prior to founding our company, Dr. Han worked as an associate professor of the Electrical & Computer Engineering Department at the University of Missouri from 2007 to 2017, and was granted tenure in 2013. In his academic career, he specialized in computer vision and machine learning. He worked as the Chief Scientist of autonomous driving unit at Baidu Inc. (Nasdaq: BIDU and HKEX: 9888) from 2014 to 2017. Dr. Han received his bachelor’s degree in communication engineering from Beijing Jiaotong University in 1998, master’s degree in electrical engineering from the University of Rhode Island in the United States in 2002, and Ph.D. in electrical and computer engineering from the University of Illinois Urbana-Champaign in the United States in 2008.
Dr. Yan Li co-founded our company and currently serves as our director and Chief Technology Officer. Prior to co-founding our company, Dr. Li served as the director of engineering of UCAR Technology Inc. from 2015 to 2017, leading the autonomous driving department and connected vehicle data platform. From 2012 to 2015, he worked as a senior engineer at Facebook, Inc. (currently known as Meta Platforms, Inc.) where he was responsible for developing machine learning algorithms for user growth and ads. From 1999 to 2002 and 2009 to 2012, Dr. Li worked as an applied researcher at Microsoft Corporation. Dr. Li received his bachelor’s degree in computer science from Tsinghua University in 1997, master’s degree in computer science from Tsinghua University in 1999 and Ph.D. in electrical and computer engineering from Carnegie Mellon University in the United States in 2009.
Dr. Hua Zhong has served as our senior vice president since our inception. Prior to joining our company, Dr. Zhong was a principal engineer at Ucar Inc. Prior to that, Dr. Zhong worked at Google as well as Siemens. Dr. Zhong previously worked at Microsoft Research Asia, where he was mainly responsible for computer vision and machine learning research and development. Dr. Zhong received his bachelor’s degree in computer science from Tsinghua University in 2000, and Ph.D. in computer science from Carnegie Mellon University in the United States in 2008.
Ms. Jennifer Xuan Li joined our company in 2020, and currently serves as our Chief Financial Officer and Head of International. Prior to joining our company, Ms. Li served as the investment director of SenseTime Group Inc. (HKEX: 0020) from 2018 to 2020, where she was responsible for capital raising and strategic investments in high-tech sectors. From 2015 to 2018, Ms. Li worked as the strategic investment director of Baidu, where she was responsible for AI and mobile-related investments. Ms. Li previously worked at the investment banking division of Deutsche Bank and at UBS. Ms. Li received her double bachelor’s degrees in computer science and business management from Nanyang Technological University in Singapore.
Dr. Qingxiong Yang has served as our Vice President since 2021. Prior to joining our company, Dr. Yang served as the chief executive officer of MoonX.AI (currently known as Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.) from 2018 to 2021. Prior to that, Dr. Yang worked as senior director of autonomous driving at DiDi from 2016 to 2017. Dr. Yang was an assistant professor at the Department of Computer Science of the City University of Hong Kong from 2011 to 2016, where his research focused on computer vision and graphics. Dr. Yang received his bachelor’s degree in electrical engineering and information science from the University of Science and Technology of China in 2004, and Ph.D. in electrical and computer engineering from the University of Illinois at Urbana-Champaign in the United States in 2010.
Ms. Huiping Yan has served as our director since October 2024. Ms. Yan has served as the chief financial officer of ZTO Express (Cayman) Inc. (NYSE: ZTO, HKEX: 2057) since May 2018 and was the vice president of finance there from January 2018 to May 2018. Before that, Ms. Yan spent approximately seven years serving as the chief financial officer of a number of Chinese TMT and hospitality companies including approximately two years at Zhejiang Cainiao Supply Chain Management Co., Ltd., the logistics arm of Alibaba Group Holdings Limited (NYSE: BABA, HKEX: 9988), and over four years at Home Inns & Hotels Management Inc. (currently known as Homeinns Hotel Group), a leading economy hotel chain in China. Prior to that, Ms. Yan spent approximately nine years at General Electric Company (GE) in both the U.S. and Asia, serving in various key roles in corporate and operational financial management. Prior to that, Ms. Yan spent over six years at Deloitte & Touche in the U.S. in tax services. Ms. Yan has served as the independent non-executive director of TUHU Car Inc. (HKEX: 9690), a leading integrated online and offline platform for automotive service in China since September 2023. Ms. Yan studied at Shanghai Foreign Language Institute (currently known as Shanghai International Studies University), where she majored in English literature and linguistics and received a bachelor’s degree in business administration with an accounting major from Hawaii Pacific University in the United States in August 1991. Ms. Yan graduated from the GE experienced financial leadership program in September 2003 and is a U.S.-certified public accountant with a CGMA designation (AICPA).
Mr. David Tong Zhang has served as our director since October 2024. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang had been a senior corporate partner in the Hong Kong office of Kirkland & Ellis International LLP, from which he retired in 2024. Prior to joining Kirkland & Ellis International LLP in 2011, Mr. Zhang was a partner of Latham & Watkins LLP for eight years. Mr. Zhang is an independent non-executive director of Fosun International Limited (HKEX: 00656), a global innovation-driven consumer group; a non-executive director of Noah Holdings Private Wealth and Asset Management Limited (NYSE: NOAH and HKEX: 6686), a leading wealth management service provider; and an independent director of Morgan Stanley Securities (China) Co., Ltd. He is a member of the Board of Trustees of Tulane University. Mr. Zhang earned his juris doctor degree from Tulane University Law School in the United States in 1991.
Mr. Jean-François Salles has served as our director since March 2025. Mr. Salles currently serves as the Vice President of Partnerships at Renault Group, a position he has held since 2023. Prior to that, Mr. Salles served as Global Vice President of Supply Chain at the Renault Group from 2019 to 2023, a role he held for more than four and a half years after different positions in Renault-Nissan-Mitsubishi Alliance Supply Chain. Mr. Salles first joined the Renault Group in 1996 as a project manager in trim and chassis logistics and continued with the company in Manufacturing and Quality areas. He became director of supply chain for Europe at Renault in 2015. Mr. Salles received his Master of Science degree in Manufacturing and Engineering at Ecole Centrale Paris in 1992.
Dr. Tony Fan-cheong Chan, will serve as our director upon the successful listing of our Class A ordinary shares on the Hong Kong Stock Exchange. Dr. Chan served as the president of the King Abdullah University of Science and Technology (KAUST) from September 2018 to August 2024. Prior to that, he was the President of the Hong Kong University of Science and Technology from September 2009 to August 2018. He served as the assistant director of the Mathematical and Physical Sciences Directorate at the US National Science Foundation from 2006 to 2009. Between 1978 and 1979, he pursued postdoctoral research at California

Institute of Technology as a research fellow and was an associate professor in computer science at Yale University between 1979 and 1986. In 1986, he joined the University of California, Los Angeles as a professor of the Department of Mathematics. Dr. Chan has been serving as an independent non-executive director of Hanison Construction Holdings Limited (HKEX: 00896) and Hutchison Port Holdings Management Pte. Limited (SGX: NS8U) since April 2023. Dr. Chan has served on the editorial boards of many journals in mathematics and computing, including SIAM Review, SIAM Journal of Scientific Computing, and the Asian Journal of Mathematics, and is one of the three editors-in-chief of Numerische Mathematik. He is also an elected member of the U.S. National Academy of Engineering. He formerly served on the NSF Mathematical and Physical Sciences Advisory Committee and the U.S. National Committee on Mathematics. Dr. Chan received his master’s degree in aeronautics from the California Institute of Technology in the United States in June 1973, and his Ph.D. in computer science from Stanford University in the United States in June 1978.
Board of Directors
Our board of directors currently consists of six directors, with Mr. Chan’s appointment as the seventh director being conditioned upon the listing, as described above. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. A director may vote with respect to any contract or transaction, or proposed contract or transaction, notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money, and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, and to issue debentures debenture stock, bonds or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third-party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established four committees under the board of directors: an audit committee, a compensation committee a nominating and corporate governance committee, and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.
Audit Committee.   Our audit committee consists of Huiping Yan and David Tong Zhang. Huiping Yan is the chairperson of our audit committee. We have determined that Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. We have determined that Huiping Yan qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.   Our compensation committee consists of Tony Xu Han, Huiping Yan and David Tong Zhang. Tony Xu Han is the chairperson of our compensation committee. We have determined that

Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee.   Our nominating and corporate governance committee consists of Tony Xu Han, Huiping Yan and David Tong Zhang. Tony Xu Han is the chairperson of our nominating and corporate governance committee. We have determined that Huiping Yan and David Tong Zhang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Corporate Governance Committee.   Upon the listing, our corporate governance committee will consist of David Zhang, Huiping Yan, and Tony Fan-cheong Chan. David Zhang will be the chairperson of our corporate governance committee. The corporate governance committee is responsible for, among other things:
•
developing and reviewing our policies and practices on corporate governance and making recommendations to our board of directors; and

•
ensuring that our Company is operated and managed for the benefit of all shareholders, ensuring compliance with the listing rules of both Nasdaq and the Hong Kong Stock Exchange and safeguards relating to our WVR structure.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by the directors is breached.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•
convening shareholders’ annual and extraordinary general meetings;

•
declaring dividends and distributions;

•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of our company and mortgaging the property of our company; and

•
approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers
Pursuant to our currently effective memorandum and articles of association, for so long as Tonyhan Limited and Yanli Holdings Limited, which we refer to as the Founder Entities, or their affiliates remain as shareholders of our company, such shareholders shall together be entitled to appoint, remove and replace at least two directors, or each, a Founder Entity Appointed Director, by delivering a written notice to us. Pursuant to a nominating and support agreement dated July 26, 2024 with Alliance Ventures, B.V., Dr. Tony Xu Han and Dr. Yan Li, which became effective upon the completion of our US IPO, Alliance Ventures, B.V. is entitled to appoint, remove, and replace two directors by delivering a written notice to us. In the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. See “Related Party Transactions—Nominating and Support Agreement.” Our directors may be appointed by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board (other than a Founder Entity Appointed Director or independent directors) or as an addition to the existing board. Our directors (other than a Founder Entity Appointed Director or independent directors) are not automatically subject to a term of office and hold office until such time as their office is vacated or where they are removed from office by an ordinary resolution of our shareholders (except with regard to the removal of the chairman of our board, who may only be removed from office by a special resolution of our shareholders). The service of our independent directors is subject to a fixed term of one year and may be terminated by the director or by us with a 30-day advance written notice or such other shorter period of notice as mutually agreed. In addition, a director will cease to be a director if, among other things, the director (i) becomes prohibited by applicable law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found to be or becomes of unsound mind; (iv) resigns his or her office by notice in writing to our company, or (v) without special leave of absence from our board, is absent from three consecutive board meetings and our board (excluding the absent director) resolves that his or her office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.
Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, for certain acts of the executive officer, such as continued failure to satisfactorily perform, willful misconduct or gross negligence in the performance of agreed duties, conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude, dishonest act that results in material detriment to us, or material breach of the employment agreement. We may also terminate an executive officer’s employment without cause upon a 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as may be agreed between the executive officer and us. The executive officer may resign at any time with a 60-day advance written notice.
Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
In addition, each executive officer has agreed to be bound by non-competition restrictions during the term of his or her employment and typically for two years following the termination of the employment. Each executive officer has also agreed to be subject to certain non-solicitation restrictions during the term of his or her employment and typically for one year following the termination of the employment. Specifically, each executive officer has agreed not to (i) solicit from any customer or business partner doing business with us during the effective term of the employment agreement business of the same or of a similar nature to our business; (ii) solicit from any of our known potential customer business of the same or of a similar nature to that which has been the subject of our known written or oral bid, offer or proposal, or of substantial preparation with a view to making such a bid, proposal or offer; (iii) solicit the employment or services of, or hire or engage, any person who is known to be employed or engaged by us; or (iv) otherwise interfere with our business or accounts, including, but not limited to, with respect to any relationship or agreement between any vendor or supplier and us.
We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.
Compensation of Directors and Executive Officers
For the fiscal year ended December 31, 2024, we paid an aggregate of RMB29.4 million (US$4.2 million) in cash to our executive officers, and we did not pay any compensation to our directors who are not our executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our mainland China subsidiaries are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
Share Incentive Plan
2018 Share Plan
In June 2018, our shareholders and board of directors approved the 2018 Share Plan, which was amended and restated in July 2024 and may be amended and restated from time to time, in order to attract, incentivize and retain employees, outside directors and consultants of our company and to promote the success of our business. The maximum aggregate number of ordinary shares that may be issued under the 2018 Share Plan is 311,125,716 shares initially, which will be increased by a number equal to 1.0% of the total number of issued and outstanding shares on an as-converted and fully-diluted basis on the last day of the immediately preceding fiscal year. As of March 25, 2025, we had 64,257,435 outstanding restricted share units (including vested but not settled restricted share units) and outstanding options to purchase a total of 119,915,538 ordinary shares.
The following paragraphs summarize the principal terms of the 2018 Share Plan.
Type of Awards.   The 2018 Share Plan provides for the direct award or sale of shares, the grant of options to purchase shares and the grant of restricted share units to acquire shares. Options granted under the plan may be ISOs intended to qualify under Code Section 422 or NSOs which are not intended to so qualify.

Plan Administration.   Our board of directors or one or more committees appointed by the board of directors will administer the plan. The committee or the board of directors, as applicable, shall have full authority and discretion to take any actions it deems necessary or advisable for the administration of the plan.
Award Agreement.   Each award of shares, each sale of shares, each grant of an option and each grant of restricted share units under the plan shall be evidenced by a share grant agreement, a share purchase agreement, a share option agreement and restricted share unit agreement, respectively. Such award, sale and option shall be subject to all applicable terms and conditions of the plan and which the board of directors deems appropriate for inclusion in a share grant agreement or share purchase agreement.
Eligibility.   Our employees, outside directors and consultants are eligible for the grant of awards under the plan, while only employees shall be eligible for the grant ISOs.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant share option agreement.
Exercise of Awards.   The plan administrator determines the exercise or purchase price, as applicable, for shares to be offered or options or restricted share units to be granted, which is specified in the relevant award agreement.
Transfer Restrictions.   Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by a beneficiary designation, by will or the laws of descent and distribution.
Termination and Amendment.   Unless terminated earlier, the plan has a term of ten years after the later of (i) the date when the board of directors adopted the plan or (ii) the date when the board of directors and company’s shareholders approved the most recent increase in the number of shares reserved. Our board of directors has the authority amend, suspend, or terminate the plan at any time and for any reason. Any amendment to the plan, however, is subject to the company’s shareholder approval only to the extent required to comply with applicable laws, regulations and rules.
The following table summarizes, as of the date of this prospectus, the outstanding awards granted to our directors and executive officers, excluding awards that were exercised, forfeited or canceled after the relevant grant dates.
Name	Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tony Xu Han	27,595,520	1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Yan Li	10,513,974	1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Hua Zhong	4,763,687	1.24 to 3.89	Between October 29, 2022 to July 26, 2024	Between October 28, 2032 to July 25, 2034
Jennifer Xuan Li	12,149,857	0.46 to 1.24	Between November 23, 2020 and July 26, 2024	Between February 4, 2031 and July 25, 2034
	13,500,000(1)	—	July 26, 2024	July 25, 2034
Qingxiong Yang	*	0.55	April 15, 2021	October 24, 2031
All directors and executive officers as a group	70,323,038

Notes:
*
Less than 1% of our total ordinary shares on an as-converted basis outstanding as of the date of this prospectus.

(1)
Represents restricted share units.

As of March 25, 2025, other employees and consultants as a group hold options to purchase a total of 63,092,500 ordinary shares of our company and 50,757,435 restricted share units.

PRINCIPAL AND SELLING SHAREHOLDERS
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 25, 2025 by:
•
each of our directors and executive officers;

•
each person known to us to own beneficially 5% or more of our total outstanding ordinary shares; and

•
the Selling Shareholders.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
Applicable percentage ownership prior to the Global Offering is based on 798,772,293 Class A ordinary shares and 54,814,423 Class B ordinary shares issued and outstanding as of March 25, 2025. Applicable percentage ownership after the Global Offering is based on the issuance by us of         Class A ordinary shares in the form of ADSs and the sale by the Selling Shareholders of         Class A ordinary shares in the form of ADSs in the Global Offering (or         if the underwriters exercise their option to purchase additional ADSs in full). Unless otherwise noted below, no Selling Shareholders have had any position, office or other material relationship with us or any of our predecessors or affiliates within the past three years.
	Shares Beneficially Owned Prior to the Global Offering				Shares Beneficially Owned Immediately After the Global Offering
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of aggregate voting power†	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares	% of aggregate voting power†
Directors and Executive Officers**:
Tony Xu Han(1)	—	60,346,665	6.9	64.3
Yan Li(2)	27,129,666	21,245,992	5.6	26.6
Hua Zhong(3)	19,920,721	—	2.3	0.7
Jennifer Xuan Li(4)	23,727,199	—	2.7	0.8
Qingxiong Yang(5)	*	—	*	*
Huiping Yan(6)	—	—	—	—
David Tong Zhang(7)	—	—	—	—
Jean-François Salles(8)	—	—	—	—
All directors and executive officers as a group	72,577,586	81,592,657	17.0	81.5
Principal Shareholders:
Tony Xu Han(1)	—	60,346,665	6.9	64.3
Yan Li(2)	27,129,666	21,245,992	5.6	26.6
Yutong entities(9)	132,494,900	—	15.5	4.4
Qiming entities(10)	62,865,042	—	7.4	2.1
Alliance Ventures B.V.(11)	63,680,080	—	7.5	2.1
Selling Shareholders:

Notes:
*
Represents beneficial ownership of less than 1%.

**
Except as indicated otherwise below, the business address of each of our directors and executive officers is 21st Floor, Tower A, Guanzhou Life Science Innovation Center, No. 51, Luoxuan Road, Guangzhou International Biotech Island, Guangzhou, People’s Republic of China.

†
For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to 40 votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)
Represents (i) 16,399,590 Class B ordinary shares held by Tonyhan Limited, (ii) 24,850,000 Class B ordinary shares held by Xu Han Limited, and (iii) 19,097,075 Class B ordinary shares issuable to Dr. Tony Xu Han upon the exercise of options that are exercisable within 60 days of March 25, 2025. Dr. Tony Xu Han holds 51% equity interests in Tonyhan Limited through Xu Han Limited, which is in turn 100% owned by Dr. Tony Xu Han. Dr. Tony Xu Han is also the sole director of Tonyhan Limited. The registered address of each of Tonyhan Limited and Xu Han Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.

(2)
Represents (i) 13,564,823 Class B ordinary shares and 11,129,666 Class A ordinary shares held by Humber Partners Limited, (ii) 10 Class B ordinary shares and 16,000,000 Class A ordinary shares held by Yanli Holdings Limited, and (iii) 7,681,159 Class B ordinary shares issuable to Dr. Yan Li upon the exercise of options that are exercisable within 60 days of March 25, 2025. Dr. Yan Li holds 51% equity interests in Yanli Holdings Limited through Humber Partners Limited, which is in turn 100% owned by Dr. Yan Li. Dr. Li is also the sole director of Yanli Holdings Limited. The registered address of each of Yanli Holdings Limited and Humber Partners Limited is Harkom Corporate Services Limited of Jayla Place, P.O. Box 216, Road Town, Tortola, VG1110, British Virgin Islands.

(3)
Represents 16,573,442 Class A ordinary shares and 3,347,279 Class A ordinary shares issuable to Dr. Hua Zhong upon the exercise of options that are exercisable within 60 days of March 25, 2025.

(4)
Represents Class A ordinary shares issuable to Ms. Jennifer Xuan Li upon the exercise of options that are exercisable, or the settlement of restricted share units within 60 days of March 25, 2025.

(5)
Represents Class A ordinary shares issuable to Dr. Qingxiong Yang upon the exercise of options that are exercisable within 60 days of March 25, 2025.

(6)
The address of Ms. Huiping Yan is Building One, No. 1685 Huazhi Road, Qingpu District, Shanghai, People’s Republic of China.

(7)
The address of Mr. David Tong Zhang is Apt 1293, Tower 17, Hong Kong Parkview, 88 Tai Tam Reservoir Road, Hong Kong.

(8)
The address of Mr. Jean-François Salles is 6, allée de l’Etang-91190 Gif-sur-Yvette, France.

(9)
This information is based on the information reported on the Schedule 13G filed by the Yutong entities (as defined below) on February 14, 2025. Represents (i) 66,247,450 Class A ordinary shares held by Zhengzhou Xufeng Jiayuan Intelligent Connected Enterprise Management Center (Limited Partnership), or Zhengzhou Xufeng; and (ii) 66,247,450 Class A ordinary shares held by Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership, or Beijing Xufeng. We refer to Zhengzhou Xufeng and Beijing Xufeng collectively as Yutong entities in this prospectus. The general partner of both Zhengzhou Xufeng and Beijing Xufeng is Zhengzhou Xuxin Industrial Co., Ltd., which is wholly owned by Zhengzhou Yutong Group Co., Ltd., which, in turn, is controlled by seven individuals, namely Yuxiang Tang, Jianwei Cao, Baofeng Zhang, Yiguo Zhang, Bo Yang, Xinlei Lu and Lei Wang. Each of these individuals disclaims beneficial ownership of the shares of the issuer owned by the Yutong entities. The registered address of Zhengzhou Yutong Group Co., Ltd. is No. 8, Changchun Road, High-Tech Industrial Development Zone, Zhengzhou City, China. The registered address of each of Zhengzhou Xuxin Industrial Co., Ltd. and Zhengzhou Xufeng is 5021, Floor 5, North of Financial Plaza, intersection of Huaxia Avenue and Yungang Road, Hangkonggang District, Zhengzhou City, Henan Province, China. The registered address of Beijing Xufeng is Room 2099, No. 101, Building 1, Compound 36, South Hongjunying Road, Chaoyang District, Beijing, China.

(10)
This information is based on the information reported on the Schedule 13G filed by the Qiming entities (as defined below) on February 10, 2025. Represents (i) 47,787,195 Class A ordinary shares held by Qiming Venture Partners V, L.P., (ii) 1,482,675 Class A ordinary shares held by Qiming Managing Directors Fund V, L.P., (iii) 13,471,028 Class A ordinary shares held by Qiming Venture Partners VII, L.P., and (iv) 124,144 Class A ordinary shares held by Qiming VII Strategic Investors Fund, L.P. We refer to Qiming Venture Partners V, L.P., Qiming Managing Directors Fund V, L.P., Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. together as Qiming entities in this prospectus.

The general partner of Qiming Venture Partners V, L.P. is Qiming GP V, L.P., a Cayman Islands exempted limited partnership, whose general partner is Qiming Corporate GP V, Ltd., a Cayman Islands limited company which is also the general partner of Qiming Managing Directors Fund V, L.P. The voting and investment power of the shares held by Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. in the company is exercised by Qiming Corporate GP V, Ltd., which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners V, L.P. and Qiming Managing Directors Fund V, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
The general partner of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is Qiming GP VII, LLC, a Cayman Islands limited liability company. The voting and investment power of the shares held by Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. in our company are exercised by Qiming GP VII, LLC, which is beneficially owned by Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley. Messrs. Duane Kuang, Gary Rieschel, Nisa Leung and Robert Headley disclaim beneficial ownership of such shares, except to the extent of any pecuniary interest therein. The registered address of Qiming Venture Partners VII, L.P. and Qiming VII Strategic Investors Fund, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(11)
Represents (i) 34,573,269 Class A ordinary shares directly owned by Alliance Ventures B.V., (ii) 10,616,604 Class A ordinary shares beneficially owned by Renault s.a.s., and Renault S.A., and (iii) 18,490,206 Class A ordinary shares beneficially owned by Nissan Motor Co., Ltd., as reported on the Schedule 13D filed by Alliance Ventures B.V., Renault s.a.s., Renault S.A. and Nissan Motor Co., Ltd. on November 4, 2024. Alliance Ventures B.V. has three shareholders: Renault s.a.s., Nissan Motor Co., Ltd. and Mitsubishi

Motors Corp. Renault s.a.s. is wholly owned by Renault S.A., which is in turn owned by French state, Nissan Finance Co., Ltd. and certain minority shareholders. Nissan Motor Co., Ltd. is owned by Renault S.A. and certain minority shareholders. Mitsubishi Motors Corp. is owned by Mitsubishi Corporation, Nissan Motor Co., Ltd. and certain minority shareholders. Renault S.A., Nissan Motor Co., Ltd., Mitsubishi Corporation, and Mitsubishi Motors Corporation are public companies. The registered address of Alliance Ventures B.V. is Boeingavenue 275, 1119PD Schiphol-Rijk, the Netherlands.
To our knowledge, as of March 25, 2025, 114,164,923 of our Class A ordinary shares were held by 69 record holders in the United States. None of our Class B ordinary shares were held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

RELATED PARTY TRANSACTIONS
[Note to WeRide: please confirm whether there have been reportable related party transactions with Company directors, executive officers, or 5%+ shareholders since March 2025 when the follow-on F-1 was submitted.]
Shareholders Agreement
See “Description of Share Capital—History of Securities Issuances.”
Private Placements Concurrent with Initial Public Offering
Concurrently with the completion of our US IPO, certain existing shareholders (and their affiliates) purchased Class A ordinary shares from us through a private placement pursuant to an exemption from registration with the SEC under Regulation S of the Securities Act., including (i) US$97 million by Alliance Ventures, the venture capital fund of the Renault Nissan Mitsubishi Alliance, and (ii) US$20 million by Guangqizhixing Holdings Limited and Gac Capital International Ltd. The concurrent private placements were each at a price per share equal to our US IPO price adjusted to reflect the ADS-to-Class A ordinary share ratio. Pre-IPO shareholders holding at least 95% of our total outstanding share capital have agreed with the underwriters in our US IPO not to, directly or indirectly, sell, transfer or dispose of any ADSs, ordinary shares or similar securities for a period of 180 days (or 12 months for Guangqizhixing Holdings Limited for the ordinary shares subscribed in the concurrent private placement) after October 24, 2024, the date of the prospectus used in our US IPO, without the prior written consent of the representatives of the underwriters of our US IPO, subject to certain exceptions.
Employment Agreements and Indemnification Agreements
See “Management—Employment Agreements and Indemnification Agreements.”
Nominating and Support Agreement
We entered into a nominating and support agreement with Alliance Ventures, B.V., a shareholder of our Series C-1 Preferred Shares, Dr. Tony Xu Han, our chairman and chief executive officer, and Dr. Yan Li, our director and chief technology officer, on July 26, 2024, which became effective upon the completion of our US IPO. The nominating and support agreement provides for the special right for Alliance Ventures, B.V. to appoint, remove, and replace two directors. In the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to between 1% and 2% of our then current fully diluted shares, it shall lose the right to nominate one director, and in the event Alliance Ventures, B.V. sells our shares following the Global Offering equal to 2% or more of our then current fully diluted shares, it shall lose all the right to nominate directors. Dr. Tony Xu Han and Dr. Yan Li have agreed to cause the Founder Entities to exercise their rights to appoint the Founder Entity Appointed Directors under our eighth amended and restated memorandum and articles of association to elect Alliance Ventures, B.V.’s directors to our board.
Share Incentive Plan
See “Management—Share Incentive Plan.”
Other Related Party Transactions
Transactions with Yutong
Transactions with Yutong Bus Co., Ltd.   For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we sold goods to Yutong Bus Co., Ltd., an affiliate of our shareholder, the Yutong entities, with an aggregate amount of RMB43.7 million, RMB5.7 million, nil, nil and RMB550 thousand (US$76 thousand), respectively. For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we also provided services to Yutong Bus Co., Ltd. with an aggregate consideration of RMB833 thousand, RMB23.4 million, RMB2.5 million (US$0.3 million), RMB336 thousand and nil, respectively. For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we purchased goods from Yutong Bus Co., Ltd. with an aggregate amount of RMB93.4 million, RMB18.4 million, RMB67.2 million (US$9.3 million), RMB48.4 million and nil, respectively.
Transactions with Zhengzhou Yutong Heavy Industries Co., Ltd.   For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we purchased goods from Zhengzhou Yutong Heavy Industries Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB75.4 million, nil, RMB3.0 million (US$0.4 million), nil and RMB1.0 million (US$0.1 million), respectively. For the year ended December 31, 2024, we provided services to Zhengzhou Yutong Heavy Industries Co., Ltd. with an aggregate amount of RMB189 thousand (US$26 thousand).
Transactions with Zhengzhou Yutong Mining Equipment Co., Ltd.   For the year ended December 31, 2022, we sold goods to Zhengzhou Yutong Mining Equipment Co., Ltd., an affiliate of the Yutong entities, with an aggregate amount of RMB331 thousand.
Transactions with Ourland Environmental Technical Ltd.   For the years ended December 31, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we provided services to Ourland Environmental Technical Ltd. with an aggregate amount of nil, RMB11.1 million (US$1.5 million), RMB2.3 million and RMB1.0 million (US$0.1 million), respectively. Additionally, for the years ended December 31, 2023 and 2024, we purchased goods from Ourland Environmental Technical Ltd. in an aggregate amount of nil, RMB0.8 million (US$0.1 million), respectively.
Transactions with Alliance
For the years ended December 31, 2022, 2023 and 2024, we provided services to Alliance Automotive R&D (Shanghai) Co., Ltd., an affiliate of our shareholder, Alliance Ventures B.V., with an aggregate amount of RMB7.6 million, RMB9.2 million, RMB7.9 million (US$1.1 million), RMB1.2 million and RMB3.0 million (US$0.4 million), respectively. For the years ended December 31, 2022, 2023 and 2024, we sold goods to Alliance Automotive R&D (Shanghai) Co., Ltd. with an aggregate amount of RMB1.3 million, RMB4.5 million, RMB2.8 million (US$0.4 million), RMB2.6 million and nil, respectively.
For the years ended December 31, 2022, 2023, and 2024 and for the three months ended March 31, 2024 and 2025, we provided services to Nissan Mobility Service Co., Ltd with an aggregate amount of nil, RMB5.7 million, RMB7.1 million (US$1.0 million), RMB2.6 million and RMB2.0 million (US$0.3 million), respectively.
Transactions with Guangzhou Yuji
Guangzhou Yuji Technology Co., Ltd. is an enterprise in which a substantial interest in the voting power is owned by Mr. Ming Han, a sibling of Dr. Tony Xu Han, our chairman and chief executive officer. Neither Dr. Tony Xu Han nor our company holds any economic or voting interest in Guangzhou Yuji Technology Co., Ltd. Guangzhou Yuji Technology Co., Ltd. is not a shareholder of ours. None of the directors or officers of Guangzhou Yuji Technology Co., Ltd. is a director or officer of ours, and none of our directors or officers is a director or officer of Guangzhou Yuji Technology Co., Ltd. For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, Guangzhou Yuji Technology Co., Ltd. provided surveying and mapping services to our company in the amount of RMB30.3 million, RMB111.5 million, RMB90.1 million (US$12.4 million), RMB30.4 million and RMB14.8 million (US$2.0 million), respectively. For the years ended December 31, 2022, 2023 and 2024, we provided services to Guangzhou Yuji Technology Co., Ltd. in the amount of RMB603 thousand, nil and RMB528 thousand (US$73 thousand), respectively. For the years ended December 31, 2022, 2023 and 2024 and for the three months ended March 31, 2024 and 2025, we had payments made on behalf of customers to Guangzhou Yuji Technology Co., Ltd. in the amount of nil, RMB34.8 million and RMB65.2 million (US$9.0 million), RMB22.0 million and RMB1.8 million (US$0.2 million), respectively.
With a Key Management Personnel
As of June 30, 2024, we recorded other receivables from a key management personnel of RMB1.4 million (US$0.2 million), and there were no such transactions for the years ended December 31, 2022 and 2023. We fully collected the receivables in the latter half of 2024.

DESCRIPTION OF SHARE CAPITAL
We are a Cayman Islands exempted company incorporated with limited liability and our affairs are governed by our memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
As of the date of this prospectus, our authorized share capital is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each, comprising (i) 3,500,000,000 Class A ordinary shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of US$0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes (however designated) as our board of directors may determine in accordance with our articles of association.
As of the date of this prospectus, 922,584,569 ordinary shares are issued and outstanding, including 867,770,146 Class A ordinary shares and 54,814,423 Class B ordinary shares. Any shares issuable upon the exercise and/or vesting of options, restricted shares, restricted share units or any other awards granted or to be granted to Dr. Tony Xu Han, Tonyhan Limited, Xu Han Limited, Dr. Yan Li, Yanli Holdings Limited or Humber Partners Limited will be Class B ordinary shares. All of our issued and outstanding shares are duly authorized, validly issued and fully paid.
Our Memorandum and Articles of Association
The following are summaries of material provisions of memorandum and articles of association, or our memorandum and articles of association, and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company.   Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.
Ordinary Shares.   Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.
Conversion.   Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances.
Dividends.   The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights.   Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to 40 votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by poll.
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the outstanding ordinary shares cast at a meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all members entitled to vote. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, sub-divide or consolidate all or any of our company’s share capital by ordinary resolution.
General Meetings of Shareholders.   As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.
Shareholders’ general meetings may be convened by a majority of our board of directors or by the chairman of the board of directors. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy, representing not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at general meeting.
The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate a majority of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.
Transfer of Ordinary Shares.   Subject to the restrictions set out in our memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:
•
the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•
the instrument of transfer is in respect of only one class of ordinary shares;

•
the instrument of transfer is properly stamped, if required;

•
in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•
a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.
The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.
Liquidation.   On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of our share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of our share capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.
Calls on Shares and Forfeiture of Shares.   Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Shares.   We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
Variations of Rights of Shares.   If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of all the holders of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Issuance of Additional Shares.   Our memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
Our memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:
•
the designation of the series;

•
the number of shares of the series;

•
the dividend rights, dividend rates, conversion rights, voting rights; and

•
the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.
Inspection of Books and Records.   Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than our memorandum and articles of association, special resolutions, and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions.   Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
•
authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•
limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.
Exempted Company.   We are an exempted company incorporated with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
•
does not have to file an annual return of its shareholders with the Registrar of Companies;

•
is not required to open its register of members for inspection;

•
does not have to hold an annual general meeting;

•
may issue negotiable or bearer shares or shares with no par value;

•
may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•
may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•
may register as a limited duration company; and

•
may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).
Exclusive Forum.   Unless we consent in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, including those arising from the Securities Act and the Exchange Act, regardless of whether such legal suit, action, or proceeding also involves parties other than our company. Any person or entity purchasing or otherwise acquiring any share or other securities in our company, or purchasing or otherwise acquiring American depositary shares issued pursuant to deposit agreements, shall be deemed to have notice of and consented to the provisions of this article. Without prejudice to the foregoing, if the provision in this article is held to be illegal, invalid or unenforceable under applicable law, the legality, validity or enforceability of the rest of articles of association shall not be affected and this article shall be interpreted and construed to the maximum extent possible to apply in the relevant jurisdiction with whatever modification or deletion may be necessary so as best to give effect to our intention.
Differences in Corporate Law
The Companies Act of the Cayman Islands is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and, accordingly, there are significant differences between the Companies Act of the Cayman Islands and the current Companies Act of England. In addition, the Companies Act of the Cayman Islands differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act of the Cayman Islands applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements.   The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the surviving or consolidated company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.
The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.
Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation; provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.
Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement; provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•
the statutory provisions as to the required majority vote have been met;

•
the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•
the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•
the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder(s) upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.
If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits.   In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:
•
a company acts or proposes to act illegally or ultra vires (and is therefore incapable of ratification by the shareholder);

•
the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•
those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.   Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including, without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.
In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Directors’ Fiduciary Duties.   Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and, therefore, it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent.   Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals.   Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
The Companies Act does not provide shareholders with the right to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than a majority of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting.   Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors.   Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders (other than a Founder Entity Appointed Director as defined in our memorandum and articles of association). A director will also cease to be a director if he (i) becomes prohibited by applicable law from being a director; (ii) becomes bankrupt or makes any arrangement or composition with his creditors; (iii) dies or is found to be or becomes of unsound mind; (iv) resigns his office by notice in writing; (v) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (vi) is removed from office pursuant to any other provision of our articles of association.
Transactions with Interested Shareholders.   The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up.   Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.
Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.
Restructuring.   A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:
(a)
is or is likely to become unable to pay its debts; and

(b)
intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Variation of Rights of Shares.   Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, if at any time our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound-up, may be varied with the consent in writing of the holders of at least two-thirds of the issued shares of that class or series or with the sanction of a resolution passed by a majority of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with or subsequent to such existing class of shares, or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.
Amendment of Governing Documents.   Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.
Rights of Non-resident or Foreign Shareholders.   There are no limitations imposed by our memorandum and articles of association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
History of Securities Issuances
The following is a summary of our securities issuances in the past three years.
Class A Ordinary Shares
We issued an aggregate of 25,963,770 Class A ordinary shares in our US IPO, including (i) 23,227,200 Class A ordinary shares issued on October 28, 2024, and (i) 2,736,570 Class A ordinary shares issued on November 22, 2024 upon exercise of over-allotment option in part by the underwriters.
On October 28, 2024, we issued an aggregate of 62,036,452 Class A ordinary shares to the following investors in several private placements in accordance with Regulation S under the Securities Act concurrently with our US IPO:
(i)
18,774,193 Class A ordinary shares to Alliance Ventures, B.V. for a total consideration of US$97 million;

(ii)
13,455,810 Class A ordinary shares to JSC International Investment Fund SPC for a total consideration of US$69.5 million;

(iii)
9,677,419 Class A ordinary shares to Get Ride Inc. for a total consideration of US$50 million;

(iv)
8,903,225 Class A ordinary shares to Beijing Minghong Management Consulting Partnership (Limited Partnership) for a total consideration of US$46 million;

(v)
5,806,451 Class A ordinary shares to Kechuangzhixing Holdings Limited for a total consideration of US$30 million;

(vi)
3,870,967 Class A ordinary shares to Guangqizhixing Holdings Limited for a total consideration of US$20 million; and

(vii)
1,548,387 Class A ordinary shares to GZJK WENYUAN Inc. for a total consideration of US$8 million.

Ordinary Shares and Preferred Shares
We issued Series D and Series D+ preferred shares at higher prices per share relative to other ordinary shares and other series of preferred shares around the same time. The differences in the consideration paid for the ordinary and preferred shares issued from January 2022 to June 2024, during which the Series D and Series D+ preferred shares were issued, were mainly because of the following reasons:
(i)
Ordinary shares and different series of preferred shares have different fair values as a result of different shareholders’ rights attached to them.

(ii)
There was a large time gap between the share issuance date and the significantly earlier date when our company, which had a lower valuation back then, entered into the related investment agreements with the investors. Pursuant to PRC laws and regulations, PRC entities are required to complete certain filings and procedures to convert Renminbi consideration to U.S. dollars and remit the consideration out of China. These procedures led to the time gap between the signing of the investment agreements and the issuance of shares for certain PRC investors, who had committed to completing the relevant filings and procedures pursuant to the investment agreements.

(iii)
The shares were issued upon the exercise of warrants granted to the lead series A investor in 2018. Such warrants entitled the lead series A investor to acquire the shares at a significant discount, as an incentive for such investor to lead the series A financing round. This share issuance was treated as a deemed distribution, which was recorded in our historical financial statements.

Securities/Purchaser Ordinary Shares	Date of Signing Definitive Investment Agreement	Date of Issuance	Number of Securities	Consideration		Reason(s) for Difference in Consideration Compared to Series D and D+
Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	February 2021	July 12, 2022	1,892,780	US$	2,000,000	(i) and (ii)
Guangqizhixing Holdings Limited	December 2021	June 30, 2023	1,763,689	US$	6,000,000	(i) and (ii)
China-UAE Investment Cooperation
Fund, L.P., Allindrive Capital
(Cayman) Limited, Catalpa
Investments, MOMENTUM
VENTURE CAPITAL PTE. LTD.,
CCB International Overseas Limited,
Robert Bosch GmbH, Hainan Kaiyi
Investment Partnership (Limited
Partnership), Hainan Huifuchangyuan
Equity Investment Fund Partnership
(Limited Partnership), Guangzhou
Yuexiu Jinchan III Equity Investment
Fund Partnership (Limited
Partnership), Guangzhou Zhiruo
Investment Partnership (Limited
Partnership), Xiamen Homericapital
Junteng Investment Partnership
(Limited Partnership), Sailing
Innovation Inc, CDBC
MANUFACTURING
TRANSFORMATION AND
UPGRADING FUND and
Guangqizhixing Holdings Limited
	July and August 2024	August 9, 2024	12,806,568	US$	128.07	—

Securities/Purchaser Ordinary Shares	Date of Signing Definitive Investment Agreement	Date of Issuance	Number of Securities	Consideration		Reason(s) for Difference in Consideration Compared to Series D and D+
Series Seed-1 Preferred Shares
Homeric Spirit HK Limited Partnership Fund	December 2021	January 20, 2022	286,246	US$	1,000,000	(i)
Zto Ljf Holding Limited
Series A Preferred Shares	December 2021	January 20, 2022	882,382	US$	3,082,602	(i)
Alliance Ventures B.V.	October 2018	May 29, 2023	4,400,229	US$	4,400.23	(iii)
Shenzhen Yuanan Fule Investment Center Ltd.	October 2018	September 13, 2023	8,142,630	US$	8,095,932.02	(ii)
Series B-1 Preferred Shares
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership	December 2020	June 15, 2022	66,247,450	US$	100,000,000	(ii)
Series B-2 Preferred Shares
Zto Ljf Holding Limited	December 2021	January 20, 2022	1,693,830	US$	5,917,395	(i)
Series B-3 Preferred Shares
Guangzhou Ruosi Investment Partnership (Limited Partnership), Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership), Nanjing Jianye Jushi Technology Innovation Growth Fund (Limited Partnership), Shanghai Daining Business Management Partnership (Limited Partnership), Anhui Hongxinli Equity Investment Partnership (Limited Partnership) and Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	December 2020	Various dates from June 2021 to July 2022	18,855,050	US$	37,000,000	(ii)
Series D Preferred Shares
China-UAE Investment Cooperation Fund, L.P., Allindrive Capital (Cayman) Limited, Catalpa Investments, MOMENTUM VENTURE CAPITAL PTE. LTD., CCB International Overseas Limited and Robert Bosch GmbH	December 2021	Various dates from January 20, 2022 to June 15, 2022	39,716,614	US$	185,000,000	—
Hainan Kaiyi Investment Partnership (Limited Partnership)	December 2021	December 2, 2022	3,220,266	US$	15,000,000	—
China-UAE Investment Cooperation Fund, L.P.	December 2021	December 28, 2022	10,734,220	US$	50,000,000	—
Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership)	December 2021	January 19, 2023	1,524,259	US$	7,099,998.42	—
Guangqizhixing Holdings Limited	December 2021	June 30, 2023	5,152,425	US$	24,000,000	—
Hainan Kaiyi Investment Partnership (Limited Partnership)	December 2021	December 2, 2022	3,220,266	US$	15,000,000	—
China-UAE Investment Cooperation Fund, L.P.	December 2021	December 28, 2022	10,734,220	US$	50,000,000	—

Securities/Purchaser Ordinary Shares	Date of Signing Definitive Investment Agreement	Date of Issuance	Number of Securities	Consideration		Reason(s) for Difference in Consideration Compared to Series D and D+
Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership)	December 2021	January 19, 2023	1,524,259	US$	7,099,998.42	—
Guangqizhixing Holdings Limited	December 2021	June 30, 2023	5,152,425	US$	24,000,000	—
Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership)	December 2021	June 27, 2024	1,867,649	US$	8,699,507.25	—
Guangzhou Zhiruo Investment Partnership (Limited Partnership)	December 2021	June 27, 2024	301,764	US$	1,405,614.42	—
Xiamen Homericapital Junteng Investment Partnership (Limited Partnership)	December 2021	June 27, 2024	429,369	US$	2,000,000	—
Series D+ Preferred Shares
Sailing Innovation Inc.	October 2022	November 28, 2023	7,495,687	US$	37,800,000	—
CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND	October 2022	December 26, 2023	14,934,910	US$	70,000,000	—
Warrants
On January 20, 2022, we issued warrants to certain Series D investors, pursuant to which: (i) Hainan Kaiyi Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 3,220,266 Series D preferred shares with an aggregate exercise price of US$15,000,000; (ii) Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd. or its designated affiliate is entitled to purchase 1,610,133 Series D preferred shares with an aggregate exercise price of up to US$7,500,000; (iii) Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership) or its affiliate is entitled to purchase 1,867,649 Series D preferred shares with an aggregate exercise price of up to US$10,000,000; and (iv) Guangzhou Zhiruo Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 301,764 Series D preferred shares with an aggregate exercise price of up to US$1,608,100. The warrants are exercisable within ten business days after the later of (A) the respective holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan was refunded to the respective holder. On December 2, 2022, we issued 3,220,266 Series D preferred shares to Hainan Kaiyi Investment Partnership (Limited Partnership) upon exercise of the warrant held by it. On January 19, 2023, we issued 1,524,259 Series D preferred shares to Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership) upon exercise of the warrant held by Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd. On June 27, 2024, we issued 1,867,649 and 301,764 Series D preferred shares to Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership) and Guangzhou Zhiruo Investment Partnership (Limited Partnership), respectively, upon the exercise of all outstanding warrants held by them.
On January 20, 2022, we issued additional warrants to certain Series D investors, pursuant to which: (i) China- UAE Investment Cooperation Fund, L.P. or its designated affiliates have the right to purchase up to 10,734,220 Series D preferred shares with an aggregate exercise price of up to US$50,000,000; (ii) Allindrive Capital (Cayman) Limited is entitled to purchase up to 10,734,220 Series D preferred shares with an aggregate exercise price of up to US$50,000,000; (iii) Catalpa Investments is entitled to purchase up to 2,146,844 Series D preferred shares with an aggregate exercise price of up to US$10,000,000; and (iv) Hainan Kaiyi Investment Partnership (Limited Partnership) or its affiliate is entitled to purchase 2,146,844 Series D preferred shares with an aggregate exercise price of up to US$10,000,000, each at a per share purchase price of US$4.6580. The warrants are exercisable at any time before the earlier of: (x) the later of (A) the expiration of the six (6)-month period following the date of the closing under the purchase agreement, and (B) the closing of the first bona fide equity financing of our company after the date on which the warrant was issued with a per share issue price higher than US$4.6580, and (y) consummation of the Qualified IPO of our company, which is defined as a firm commitment underwritten public offering of the ordinary shares of our company in the United States or another recognized international securities exchange with the per share issue price of no less than US$6.211 and the implied pre-offering market capitalization of our company of not less than US$6,000,000,000, and the gross proceeds to our company of at least US$250,000,000. On December 28, 2022, we issued 10,734,220 Series D preferred shares to China-UAE Investment Cooperation Fund, L.P. upon exercise of the warrant held by it. The other three warrants we issued on January 20, 2022 have expired.
On March 1, 2022, we issued a warrant to Xiamen Homericapital Junteng Investment Partnership (Limited Partnership) that grants it or its designated affiliates the right to purchase 1,133,534 Series D preferred shares or ordinary shares at a per share purchase price of US$4.6580 with an aggregate exercise price of up to US$5,280,000. The warrant is exercisable within ten business days after the later of (A) the holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan was refunded to the holder. On May 30, 2024, we entered into an amendment to the warrant, pursuant to which the number of Series D preferred shares that Xiamen Homericapital Junteng Investment Partnership (Limited Partnership) has the right to purchase was reduced to 429,369. On June 27, 2024, we issued 429,369 Series D preferred shares to the holder accordingly upon the exercise of all the outstanding warrants.
On October 31, 2022, we issued two warrants to National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership) that grant it or its affiliate the right to purchase 11,834,910 Series D+ preferred shares and 3,100,000 Series D+ preferred shares, respectively, with an aggregate exercise price of up to US$59,682,280 and US$10,317,730, respectively. The warrants are exercisable within ten business days after the later of (A) the holder has delivered to us a certified true copy of the ODI approval, and (B) the principal amount of the loan (when provide) was refunded to the holder. On December 26, 2023, we issued 14,934,910 Series D+ preferred shares to CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND upon the exercise of the warrants held by National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership).
Options and Restricted Share Units
We have granted options to purchase our ordinary shares and restricted share units to certain of our directors, officers and employees. See “Management—Share Incentive Plan.”
Shareholders Agreement
We entered into the sixth amended and restated shareholders agreement and the sixth amended and restated right of first refusal and co-sale agreement on October 29, 2022, with our shareholders, consisting of holders of ordinary shares, preferred shares and golden shares. The sixth amended and restated shareholders agreement provides for certain shareholders’ rights, including information and inspection rights, registration rights, preemptive right and protective provisions, and contain provisions governing our board of directors and other corporate governance matters. Except for the registration rights, all of these special rights, as well as the corporate governance provisions, were automatically terminated upon the completion of our US IPO. The sixth amended and restated right of first refusal and co-sale agreement provides that shareholders of our preferred shares enjoy certain right of first refusal and co-sale rights, which was also automatically terminated upon the completion of our US IPO.
Registration Rights
Pursuant to sixth amended and restated shareholders agreement, we have granted certain registration rights to our shareholders as summarized below:
Demand Registration Rights.   At any time or from time to time following six months after the closing of our US IPO, holders of at least 30% of the voting power of the then outstanding registrable securities may request in writing that we effect the registration of the registrable securities under the Securities Act where the anticipated aggregate offering price is in excess of US$15.0 million. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within

15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than a total of two demand registrations.
Piggyback Registration Rights.   If we propose to register for our own account any of our securities, or for the account of any holder of securities any of such holder’s securities, in connection with the public offering of such securities, we shall give each holder of the registrable securities a written notice of such registration, and, upon the written request of any holder given within 15 days after the delivery of such notice, we shall use commercially reasonable efforts to include in such registration any registrable securities thereby requested to be registered by such holder
Form F-3 Registration Rights.   If we are eligible to use a Form F-3 registration statement, holders of at least 30% of our voting power of the then outstanding registrable securities may request us to file a registration on Form F-3. Upon such a request, we shall (i) promptly give written notice of the proposed registration to all other holders of registrable securities and (ii) as soon as practicable, use commercially reasonable efforts to cause the registrable securities specified in the request, together with any registrable securities of any holder who request in writing to join such registration within 15 days after our delivery of written notice, to be registered and/or qualified for sale and distribution in such jurisdiction as the holder may request. We are not obligated to effect more than two registrations within any 12-month period.
Expenses of Registration.   We will bear all registration expenses, other than underwriting discounts and selling commissions, applicable to the sale of registrable securities specified in the sixth amended and restated shareholders agreement.
Termination of Obligations.   The registration rights set forth above shall terminate on the earlier of (i) five years from the date of the closing our US IPO, (ii) with respect to any holder of the registrable securities, the date when the holder of such registrable securities may sell all of such holder’s registrable securities under Rule 144 of the Securities Act within a 90-day period and (iii) the closing of a deemed liquidation event as defined in the sixth amended and restated shareholders agreement.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Shares
Deutsche Bank Trust Company Americas, as depositary, will register and deliver the ADSs. Each ADS will represent ownership of three Class A ordinary shares, deposited with Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS will also represent ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 1 Columbus Circle, New York, NY 10019, USA. The principal executive office of the depositary is located at 1 Columbus Circle, New York, NY 10019, USA.
The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
We will not treat ADS holders as our shareholders and accordingly, you, as an ADS holder, will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the Class A ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs. See “—Jurisdiction and Arbitration.”
The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Where You Can Find Additional Information.”
Holding the ADSs
How will you hold your ADSs?
You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. ADSs will be issued through DRS, unless you specifically request certificated ADRs. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our Class A ordinary shares) set by the depositary with respect to the ADSs.
•
Cash.   The depositary will convert or cause to be converted any cash dividend or other cash distribution we pay on the Class A ordinary shares or any net proceeds from the sale of any Class A ordinary shares, rights, securities or other entitlements under the terms of the deposit agreement into U.S. dollars if it can do so on a practicable basis and can transfer the U.S. dollars to the United States, and will distribute promptly the amount thus received. If the depositary shall determine in its judgment that such conversions or transfers are not practical or lawful or if any government approval or license is needed and cannot be obtained at a reasonable cost within a reasonable period or otherwise sought, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold or cause the custodian to hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid and such funds will be held for the respective accounts of the ADS holders. It will not invest the foreign currency and it will not be liable for any interest for the respective accounts of the ADS holders.
Before making a distribution, any taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid, will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round down fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.
•
Shares.   For any Class A ordinary shares we distribute as a dividend or free distribution, either (1) the depositary will distribute additional ADSs representing such Class A ordinary shares or (2) existing ADSs as of the applicable record date will represent rights and interests in the additional Class A ordinary shares distributed, to the extent reasonably practicable and permissible under law, in either case, net of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The depositary will only distribute whole ADSs. It will try to sell Class A ordinary shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. The depositary may sell a portion of the distributed Class A ordinary shares sufficient to pay its fees and expenses, and any taxes and governmental charges, in connection with that distribution.

•
Elective Distributions in Cash or Shares.   If we offer holders of our Class A ordinary shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice as described in the deposit agreement of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must timely first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you. In such case, the depositary shall, on the basis of the same determination as is made in respect of the Class A ordinary shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing Class A ordinary shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of Class A ordinary shares.

•
Rights to Purchase Additional Shares.   If we offer holders of our Class A ordinary shares any rights to subscribe for additional shares, the depositary shall, having received timely notice as described in the deposit agreement of such distribution by us, consult with us, and we must determine whether it is lawful and reasonably practicable to make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal or reasonably practicable to make the rights available but that it is lawful and reasonably practicable to sell the rights, the depositary will endeavor to sell the rights and in a riskless principal capacity or otherwise, at such place and upon such terms (including public or private sale) as it may deem proper, distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will establish procedures to distribute such rights and enable you to exercise the rights upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. The Depositary shall not be obliged to make available to you a method to exercise such rights to subscribe for Class A ordinary shares (rather than ADSs).
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by Class A ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

There can be no assurance that you will be given the opportunity to exercise rights on the same terms and conditions as the holders of Class A ordinary shares or be able to exercise such rights.
•
Other Distributions.   Subject to receipt of timely notice, as described in the deposit agreement, from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will distribute to you anything else we distribute on deposited securities by any means it may deem practicable, upon your payment of applicable fees, charges and expenses incurred by the depositary and taxes and/or other governmental charges. If any of the conditions above are not met, the depositary will endeavor to sell, or cause to be sold, what we distributed and distribute the net proceeds in the same way as it does with cash; or, if it is unable to sell such property, the depositary may dispose of such property in any way it deems reasonably practicable under the circumstances for nominal or no consideration, such that you may have no rights to or arising from such property.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if we and/or the depositary determines that it is illegal or not practicable for us or the depositary to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
The depositary will deliver ADSs if you or your broker deposit Class A ordinary shares or evidence of rights to receive Class A ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
Except for Class A ordinary shares deposited by us in connection with the Global Offering, no shares will be accepted for deposit during a period of 180 days after the date of this prospectus. The 180 day lock up period is subject to adjustment under certain circumstances as described in “Shares Eligible for Future Sale—Lock-up Agreements.”
How do ADS holders cancel an American Depositary Share?
You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the Class A ordinary shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, to the extent permitted by law.
How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How do you vote?
You may instruct the depositary to vote the Class A ordinary shares or other deposited securities underlying your ADSs at any meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities. Otherwise, you could exercise your right to vote directly if you withdraw the Class A ordinary shares. However, you may not know about the meeting sufficiently enough in advance to withdraw the Class A ordinary shares.
If we ask for your instructions and upon timely notice from us by regular, ordinary mail delivery, or by electronic transmission, as described in the deposit agreement, the depositary will notify you of the upcoming meeting at which you are entitled to vote pursuant to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, and arrange to deliver our voting materials to you. The materials will include or reproduce (a) such notice of meeting or solicitation of consents or proxies; (b) a statement that the ADS holders at the close of business on the ADS record date will be entitled, subject to any applicable law, the provisions of our memorandum and articles of association, and the provisions of or governing the deposited securities, to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the Class A ordinary shares or other deposited securities represented by such holder’s ADSs; and (c) a brief statement as to the manner in which such instructions may be given to the depositary or deemed given in accordance with the second to last sentence of this paragraph if no instruction is received by the depositary to give a discretionary proxy to a person designated by us. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Class A ordinary shares or other deposited securities. For instructions to be valid, the depositary must receive them in writing on or before the date specified. The depositary will try, as far as practical, subject to applicable law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the Class A ordinary shares or other deposited securities (in person or by proxy) as you instruct. The depositary will only vote or attempt to vote as you instruct.
We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the Class A ordinary shares underlying your ADSs. In addition, there can be no assurance that ADS holders and beneficial owners generally, or any holder or beneficial owner in particular, will be given the opportunity to vote or cause the custodian to vote on the same terms and conditions as the holders of our Class A ordinary shares. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy given, substantial opposition exists or the matter materially and adversely affects the rights of holders of the Class A ordinary shares.
The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and you may have no recourse if the Class A ordinary shares underlying your ADSs are not voted as you requested.
In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will give the depositary notice of any such meeting and details concerning the matters to be voted at least 30 business days in advance of the meeting date.
Compliance with Regulations
Information Requests
Each ADS holder and beneficial owner shall (a) provide such information as we or the depositary may request pursuant to law, including, without limitation, relevant Cayman Islands law, any applicable law of the United States of America, our memorandum and articles of association, any resolutions of our Board of Directors adopted pursuant to such memorandum and articles of association, the requirements of any markets or exchanges upon which the Class A ordinary shares, ADSs or ADRs are listed or traded, or to any requirements of any electronic book-entry system by which the ADSs or ADRs may be transferred, regarding the capacity in which they own or owned ADRs, the identity of any other persons then or previously interested in such ADRs and the nature of such interest, and any other applicable matters, and (b) be bound by and subject to applicable provisions of the laws of the Cayman Islands, our memorandum and articles of association, and the requirements of any markets or exchanges upon which the ADSs, ADRs or Class A ordinary shares are listed or traded, or pursuant to any requirements of any electronic book-entry system by which the ADSs, ADRs or Class A ordinary shares may be transferred, to the same extent as if such ADS holder or beneficial owner held Class A ordinary shares directly, in each case irrespective of whether or not they are ADS holders or beneficial owners at the time such request is made.
Disclosure of Interests
Each ADS holder and beneficial owner shall comply with our requests pursuant to Cayman Islands law, the rules and requirements of the Nasdaq and any other stock exchange on which the Class A ordinary shares are, or will be, registered, traded or listed or our memorandum and articles of association, which requests are made to provide information, inter alia, as to the capacity in which such ADS holder or beneficial owner owns ADS and regarding the identity of any other person interested in such ADS and the nature of such interest and various other matters, whether or not they are ADS holders or beneficial owners at the time of such requests.
Fees and Expenses
As an ADS holder, you will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs):
Service	Fees

•
To any person to which ADSs are issued or to any person to which a distribution is made in respect of ADS distributions pursuant to stock dividends or other free distributions of stock, bonus distributions, stock splits or other distributions (except where converted to cash)

Up to US$0.05 per ADS issued
• Cancellation of ADSs, including in the case of termination of the deposit agreement	Up to US$0.05 per ADS cancelled
• Distribution of cash dividends	Up to US$0.05 per ADS held
• Distribution of cash entitlements (other than cash dividends) and/or cash proceeds from the sale of rights, securities and other entitlements	Up to US$0.05 per ADS held
• Distribution of ADSs pursuant to exercise of rights	Up to US$0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held
• Depositary services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank
As an ADS holder, you will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of your ADSs) such as:
•
Fees for the transfer and registration of Class A ordinary shares charged by the registrar and transfer agent for the Class A ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of Class A ordinary shares).

•
Expenses incurred for converting foreign currency into U.S. dollars.

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Expenses for cable, telex and fax transmissions and for delivery of securities.

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Taxes and duties upon the transfer of securities, including any applicable stamp duties, any stock transfer charges or withholding taxes (i.e., when Class A ordinary shares are deposited or withdrawn from deposit).

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Fees and expenses incurred in connection with the delivery or servicing of Class A ordinary shares on deposit.

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Fees and expenses incurred in connection with complying with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, deposited securities, ADSs and ADRs.

•
Any applicable fees and penalties thereon.

The depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.
The depositary fees payable for cash distributions are generally deducted from the cash being distributed or by selling a portion of distributable property to pay the fees. In the case of distributions other than cash (i.e., share dividends, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.
In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.
The depositary may make payments to us or reimburse us for certain costs and expenses, by making available a portion of the ADS fees collected in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.
Payment of Taxes
You will be responsible for any taxes or other governmental charges payable, or which become payable, on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register or transfer your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any refund of taxes, reduced rate of withholding at source or other tax benefit obtained for you. Your obligations under this paragraph shall survive any transfer of ADRs, any surrender of ADRs and withdrawal of deposited securities or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers
If we:	Then:
Change the nominal or par value of our Class A ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities.
Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the Class A ordinary shares that are not distributed to you, or recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination
How may the deposit agreement be amended?
We may agree with the depositary to amend the deposit agreement and the form of ADR without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended. If any new laws are adopted which would require the deposit agreement to be amended in order to comply therewith, we and the depositary may amend the deposit agreement in accordance with such laws and such amendment may become effective before notice thereof is given to ADS holders.
How may the deposit agreement be terminated?
The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign, or if we have removed the depositary, and in either case we have not appointed a new depositary within 90 days. In either such case, the depositary must notify you at least 30 days before termination.
After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver Class A ordinary shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after the date of termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. After such sale, the depositary’s only obligations will be to account for the money and other cash. After termination, we shall be discharged from all obligations under the deposit agreement except for our obligations to the depositary thereunder.
Books of Depositary
The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the Company, the ADRs and the deposit agreement.
The depositary will maintain facilities in the Borough of Manhattan, The City of New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.

These facilities may be closed at any time or from time to time when such action is deemed necessary or advisable by the depositary in connection with the performance of its duties under the deposit agreement or at our reasonable written request.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary and the Custodian; Limits on Liability to Holders of ADSs
The deposit agreement expressly limits our obligations and the obligations of the depositary and the custodian. It also limits our liability and the liability of the depositary. The depositary and the custodian:
•
are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•
are not liable if any of us or our respective controlling persons or agents are prevented or forbidden from, or subjected to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement and any ADR, by reason of any provision of any present or future law or regulation of the United States or any state thereof, of the Cayman Islands or any other country, or of any other governmental authority or regulatory authority or stock exchange, or on account of the possible criminal or civil penalties or restraint, or by reason of any provision, present or future, of our memorandum and articles of association or any provision of or governing any deposited securities, or by reason of any act of God or war or other circumstances beyond its control (including, without limitation, nationalization, expropriation, currency restrictions, work stoppage, strikes, civil unrest, revolutions, rebellions, explosions and computer failure);

•
are not liable by reason of any exercise of, or failure to exercise, any discretion provided for in the deposit agreement or in our memorandum and articles of association or provisions of or governing deposited securities;

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are not liable for any action or inaction of the depositary, the custodian or us or their or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, any person presenting Class A ordinary shares for deposit or any other person believed by it in good faith to be competent to give such advice or information;

•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement;

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are not liable for any special, consequential, indirect or punitive damages for any breach of the terms of the deposit agreement, or otherwise;

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may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•
disclaim any liability for any action or inaction of any of us or our respective controlling persons or agents in reliance upon the advice of or information from legal counsel, accountants, any person presenting Class A ordinary shares for deposit, holders and beneficial owners (or authorized representatives) of ADSs, or any person believed in good faith to be competent to give such advice or information; and

•
disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADS.

The depositary and any of its agents also disclaim any liability (i) for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, (ii) for the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, (iii) for any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, (iv) for any tax consequences that may result from ownership of ADSs, Class A ordinary shares or deposited securities, or (v) for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary, provided that in connection with the issue out of which such potential liability arises the depositary performed its obligations without gross negligence or willful misconduct while it acted as depositary.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Jurisdiction and Arbitration
The laws of the State of New York govern the deposit agreement and the ADSs and we have agreed with the depositary that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or in any way relating to the deposit agreement and that the depositary will have the right to refer any claim or dispute arising from the relationship created by the deposit agreement to arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association. The arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in the United States District Court for the Southern District of New York (or such state courts if the United States District Court for the Southern District of New York lacks subject matter jurisdiction).
Jury Trial Waiver
The deposit agreement provides that each party to the deposit agreement (including each holder, beneficial owner and holder of interests in the ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any lawsuit or proceeding against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable law.
Requirements for Depositary Actions
Before the depositary will issue, deliver or register a transfer of an ADS, split up, subdivide or combine ADSs, make a distribution on an ADS, or permit withdrawal of Class A ordinary shares, the depositary may require:
•
payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any Class A ordinary shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•
satisfactory proof of the identity and genuineness of any signature or any other matters contemplated in the deposit agreement; and

•
compliance with (A) any laws or governmental regulations relating to the execution and delivery of ADRs or ADSs or to the withdrawal or delivery of deposited securities and (B) such reasonable regulations and procedures as the depositary may establish, from time to time, consistent with the deposit agreement and applicable laws, including presentation of transfer documents.

The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we determine that it is necessary or advisable to do so.

Your Right to Receive the Shares Underlying Your ADSs
You have the right to cancel your ADSs and withdraw the underlying Class A ordinary shares at any time except:
•
when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of Class A ordinary shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our Class A ordinary shares;

•
when you owe money to pay fees, taxes and similar charges;

•
when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of Class A ordinary shares or other deposited securities, or other circumstances specifically contemplated by Section I.A.(l) of the General Instructions to Form F-6 (as such General Instructions may be amended from time to time); or

•
for any other reason if the depositary or we determine, in good faith, that it is necessary or advisable to prohibit withdrawals.

The depositary shall not knowingly accept for deposit under the deposit agreement any Class A ordinary shares or other deposited securities required to be registered under the provisions of the Securities Act, unless a registration statement is in effect as to such Class A ordinary shares.
This right of withdrawal may not be limited by any other provision of the deposit agreement.
Direct Registration System
In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

SHARES ELIGIBLE FOR FUTURE SALE
Upon closing of the Global Offering, we will have     Class A ordinary shares outstanding (or      Class A ordinary shares outstanding if the underwriters exercise their option to purchase additional Class A ordinary shares in full).
All of the Class A ordinary shares sold in the Global Offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Rule 144 of the Securities Act defines an “affiliate” of a company as a person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, our company. All issued ordinary shares prior to our US IPO are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities, in the form of ADSs or otherwise, may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act. This prospectus may not be used in connection with any resale of the Class A ordinary shares acquired in the Global Offering by our affiliates.
Pursuant to Rule 144, ordinary shares will be eligible for sale at various times after the date of this prospectus, subject to the lock-up agreements described below.
Lock-up Agreements
In connection with the Global Offering, we, [each member of the single largest group of Shareholders], Key Persons [and the selling shareholder] have agreed, subject to some exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our ordinary shares, or ADSs representing the ordinary shares, or any securities convertible into or exchangeable or exercisable for our ordinary shares, or ADSs representing the ordinary shares, for a period of             after the date of the Hong Kong underwriting agreement, the date by reference to which disclosure of its/his/her shareholdings in the Company is made in the Hong Kong prospectus, or the Listing Date, as applicable, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters).
In addition, as previously disclosed, Guangqizhixing Holdings Limited, an investor in the private placement conducted concurrently with our US IPO, remains subject to lock-up restrictions until 12 months after October 24, 2024, the date of the prospectus used in our US IPO, for the ordinary shares subscribed in the concurrent private placement. Any or all of these ordinary shares may be released prior to the expiration of the applicable lock-up period at the discretion of the designated representatives.
See also the section titled “Underwriting.”
Rule 144
In general, Rule 144 provides that a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, Rule 144 provides that our affiliates or persons selling our ordinary shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three months, a number of our ordinary shares that does not exceed the greater of:
•
1% of the number of our Class A ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal      Class A ordinary shares immediately after the completion of the Global Offering; or

•
the average weekly trading volume of our ordinary shares in the form of ADSs or otherwise, on the Nasdaq Stock Market, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales of our ordinary shares, in the form of ADSs or otherwise, made in reliance upon Rule 144 by our affiliates or persons selling our ordinary shares, in the form of ADSs or otherwise, on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a shareholder who purchased ordinary shares of the company pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144.

TAXATION
The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Travers Thorp Alberga, our Cayman Islands counsel; to the extent it relates to PRC tax law, it represents the opinion of Commerce & Finance Law Offices, our PRC legal counsel.
Cayman Islands Taxation
The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to shareholders or ADS holders levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.
Payments of dividends and capital in respect of our Class A ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A ordinary shares or the ADSs, nor will gains derived from the disposal of our Class A ordinary shares or the ADSs be subject to Cayman Islands income or corporation tax.
People’s Republic of China Taxation
Under the EIT Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in mainland China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in mainland China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of the enterprise’s voting board members or senior executives habitually reside in the PRC.
We believe that WeRide Inc. is not a PRC resident enterprise for PRC tax purposes. WeRide Inc. is a company incorporated outside of the PRC. WeRide Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that WeRide Inc. meets all of the conditions above. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.
If the PRC tax authorities determine that WeRide Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs, if such dividends are treated as sourced from within the PRC. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or Class A ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20%. Any PRC tax imposed on dividends or gains may be subject to a reduction or exemption if such reduction or exemption is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of WeRide Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that WeRide Inc. is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, WeRide Inc., is not deemed to be a PRC resident enterprise, holders of the ADSs and Class A ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our Class A ordinary shares or ADSs. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests in an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these bulletins.
United States Federal Income Tax Considerations
The following discussion is a summary of certain material U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our Class A ordinary shares or ADSs by a U.S. Holder (as defined below). This discussion applies only to Class A ordinary shares or ADSs held by a U.S. Holder as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, which is generally property held for investment. This discussion is based upon the Code, the United States Treasury Regulations promulgated thereunder, administrative rulings, and judicial decisions all as currently in effect, and all of which are subject to differing interpretations or change, possibly with retroactive effect. Any such change or differing interpretation could alter the tax consequences described herein. There can be no assurance that the Internal Revenue Service, or the IRS, will not challenge the tax considerations described herein or that a court will not sustain such a challenge.
This discussion does not describe all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances, nor does it address the U.S. federal estate, gift or other non-income tax considerations, any alternative minimum tax, the Medicare tax on certain net investment income, the consequences of special tax accounting rules under Section 451(b) of the Code, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our Class A ordinary shares or ADSs. The following summary does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances or to persons in special tax situations such as:
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banks and other financial institutions;

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insurance companies;

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pension or retirement plans;

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cooperatives;

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regulated investment companies;

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real estate investment trusts;

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broker-dealers;

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traders in securities that elect to use a mark-to-market method of accounting;

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certain former U.S. citizens or former long-term residents of the U.S.;

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tax-exempt entities (including private foundations);

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holders who acquire their Class A ordinary shares or ADSs pursuant to an exercise of employee stock options or otherwise as compensation;

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investors who hold their Class A ordinary shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

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investors that have a functional currency other than the U.S. dollar;

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persons that (directly, indirectly or constructively) own any of our Class B ordinary shares, or own Class A ordinary shares or ADSs representing 10% or more of our stock (by vote or value); or

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partnerships or other entities or arrangements treated as pass-through entities for U.S. federal income tax purposes or investors in such entities.

General
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A ordinary shares or ADSs that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity or arrangement treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

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an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

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a trust (A) the administration of which is subject to the primary supervision of a U.S. court and for which one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (B) that has in effect an election under the applicable United States Treasury Regulations to be treated as a United States person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A ordinary shares or ADSs, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A ordinary shares or ADSs and their partners are urged to consult their tax advisors regarding an investment in our Class A ordinary shares or ADSs.
This discussion is for general informational purposes and is not intended as tax advice. Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, and non-U.S. and other tax considerations of the acquisition, ownership and disposition of our Class A ordinary shares or ADSs.
The discussion below assumes that the representations contained in the deposit agreements are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax. The United States Treasury has expressed concern that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security. Accordingly, the creditability of foreign taxes, if any, as described below, could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs representing our shares and our company if, as a result of such actions, the holders of ADSs representing our ordinary shares are not properly treated as beneficial owners of the underlying shares.
Dividends
Subject to the discussion below entitled “Passive Foreign Investment Company Considerations,” any distributions paid on our Class A ordinary shares or ADSs out of our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder or by the depositary. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, the full amount of any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Any distribution we pay will generally be treated as “foreign source dividend income” for U.S. federal income tax purposes, and as a result, dividends received on our Class A ordinary shares or ADSs will not be eligible for the dividends received deduction generally allowed to corporations. The amount of any such distributions will include any amounts required to be withheld by us (or another applicable withholding agent) in respect of any non-U.S. taxes, including PRC tax withheld.
Individuals and certain other non-corporate U.S. Holders may be subject to tax on dividend income from a “qualified foreign corporation” at lower long-term capital gain tax rates rather than the marginal tax rates generally applicable to ordinary income, provided that certain conditions are satisfied, including that (1) our Class A ordinary shares or ADSs on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefits of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs, which ADSs are currently listed on the Nasdaq Stock Market, will be considered readily tradeable on an established securities market in the United States, although there can be no assurance in this regard.
In the event that we are deemed to be a PRC resident enterprise under the EIT Law (see “Taxation—People’s Republic of China Taxation”), U.S. Holders may be subject to PRC withholding taxes on dividends paid on our Class A ordinary shares or ADSs. U.S. Holders may be eligible for a reduced rate of withholding, provided that the U.S. Holder is entitled to benefits under the Treaty.
Dividends paid on our Class A ordinary shares or ADSs, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our Class A ordinary shares or ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
Sale or Other Disposition
Subject to the discussion below entitled “Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of our Class A ordinary shares or ADSs in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Class A ordinary shares or ADSs. A U.S. Holder’s adjusted tax basis in our Class A ordinary shares or ADSs generally will equal the U.S. Holder’s acquisition cost, reduced by any prior distributions treated as a return of capital. Any capital gain or loss will be long-term if the Class A ordinary shares or ADSs have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes, which will generally limit the availability of foreign tax credits. Long-term capital gain of individuals and certain other non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations.
However, as described in “Taxation—People’s Republic of China Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of our Class A ordinary shares or ADSs may be subject to PRC income tax and will generally be U.S.-source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC-source income under the Treaty. Pursuant to certain provisions of the United States Treasury Regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of our Class A ordinary shares or ADSs, unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury Regulations.
If the consideration received by a U.S. Holder upon a sale or other taxable disposition of Class A ordinary shares or ADSs is not paid in U.S. dollars, the amount realized will be the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of such sale or disposition. A U.S. Holder may have foreign currency gain or loss to the extent of the difference, if any, between (i) the U.S. dollar value of such payment on the date of such sale or disposition and (ii) the U.S. dollar value of such payment calculated by reference to the exchange rate in effect on the date of settlement.
Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences of a sale or other taxable disposition of Class A ordinary shares or ADSs, including creditability of foreign taxes imposed on such sale or disposition by a taxing jurisdiction other than the United States, under its particular circumstances.
Passive Foreign Investment Company Considerations
A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. “Passive income” generally includes, among other things, dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Based on the value of our assets and composition of our income and assets, including goodwill for the taxable year ended December 31, 2024, we do not believe we were classified as a PFIC for the taxable year ended December 31, 2024. While we do not expect to be a PFIC in the current taxable year or the foreseeable future we have not made a determination as to whether we are or will become a PFIC and no assurance can be given in this regard because the determination for any taxable year is a fact-intensive inquiry made on an annual basis determined at the close of the tax year in question that depends in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our Class A ordinary shares or ADSs from time to time, which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current or future taxable years. Furthermore, the composition of our income and assets will be affected by how, and how quickly, we use our liquid assets including the cash raised in the Global Offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. As a result, there can be no assurance with respect to our status as a PFIC for the taxable year ending December 31, 2025 or for future taxable years, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with that conclusion and that the IRS would not successfully challenge our position. U.S. Holders of Class A ordinary shares or ADSs should be aware of the risk that we may be or become a PFIC and should review the section and consult their tax advisors concerning the application of the PFIC rules to the Class A ordinary shares or ADSs in their particular circumstances.
Because determination of PFIC status is a fact-intensive inquiry made on an annual basis and will depend upon the composition of our assets and income, and the continued existence of our goodwill and other unbooked intangibles at that time, no assurance can be given that we are not or will not become classified as a PFIC. If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares or ADSs, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding taxable years, regardless of whether we continue to meet the PFIC requirements in such years, unless certain elections are made.
The discussion above under “Dividends” and “Sale or Other Disposition” is written on the basis that we are not currently and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below.
If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares or ADSs, and unless the U.S. Holder makes a mark-to-market election (as described below) for the first taxable year in which we are treated as a PFIC, and which the U.S. Holder held shares or ADSs , or the U.S. Holder makes a purging election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution received during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A ordinary shares or ADSs), and (ii) any gain realized on the sale or other disposition of Class A ordinary shares or ADSs. Under the PFIC rules:
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the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A ordinary shares or ADSs;

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the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”) will be taxable as ordinary income;

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the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable to such U.S. Holder, for that year; and

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an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A ordinary shares or ADSs and any of our subsidiaries is also a PFIC (each, a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
PFIC Elections
If we are treated as a PFIC and our Class A ordinary shares or ADSs constitute “marketable stock” (as defined below), a U.S. Holder may avoid the adverse PFIC tax consequences discussed above with respect to such Class A ordinary shares or ADSs if such U.S. Holder makes a mark-to-market election with respect to such Class A ordinary shares or ADSs for the first taxable year in which the U.S. Holder holds (or is deemed to hold) Class A ordinary shares or ADSs and each subsequent taxable year. If a U.S. Holder makes this election with respect to our Class A ordinary shares or ADSs, the U.S. Holder will generally (i) include as ordinary income for each taxable year the excess, if any, of the fair market value of Class A ordinary shares or ADSs held at the end of the taxable year over the adjusted tax basis, and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis over the fair market value held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A ordinary shares or ADSs would be adjusted to reflect any income or loss resulting from the mark-to- market election. If a U.S. Holder makes a mark-to-market election in respect of our Class A ordinary shares or ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above in respect of such Class A ordinary shares or ADSs during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A ordinary shares or ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange, including a national securities exchange that is registered with the SEC or other market as defined in applicable United States Treasury Regulations. The ADSs will be marketable stock as long as our ADSs remain regularly traded on a national securities exchange, such as the Nasdaq Stock Market. Such ADSs generally will be regularly traded for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter, but no assurances can be given in this regard.
Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the general PFIC rules with respect to such holder’s indirect interest in any investment held by us that is treated as an equity interest in a PFIC for U.S. federal income tax purposes.
If made, a mark-to-market election would be effective for the taxable year for which the election was made and for all subsequent taxable years unless ADSs cease to qualify as “marketable stock” for purposes of the PFIC rules or the IRS consents to the revocation of the election. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a mark-to-market election in their particular circumstances.
We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.
If we are treated as a PFIC, during the period in which a U.S. Holder holds our Class A ordinary shares or ADSs and we subsequently cease to be treated as a PFIC, the U.S. Holder might seek to make a purging election to rid its Class A ordinary shares or ADSs of the PFIC taint. Under the purging election, the U.S. Holder will be deemed to have sold its Class A ordinary shares or ADSs at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new adjusted tax basis and holding period in the Class A ordinary shares or ADSs solely for purposes of the PFIC rules.
Related PFIC Rules
If we are treated as a PFIC and, at any time, have a non-U.S. subsidiary that is treated as a PFIC, a U.S. Holder generally would be deemed to own a proportionate amount of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or sell or otherwise dispose of all or part of our interest in, such lower-tier PFIC, or the U.S. Holder otherwise was deemed to have sold or otherwise disposed of an interest in such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the application of the lower-tier PFIC rules in their particular circumstances.
If a U.S. Holder owns (or is deemed to own) our Class A ordinary shares or ADSs during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621 (whether or not a mark-to-market election is made) or such other form as is required by the United States Treasury Department. Failure to do so, if required, will extend the statute of limitations applicable to such U.S. Holder until such required information is furnished to the IRS and could result in penalties. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our Class A ordinary shares or ADSs if we are or become a PFIC.

Information Reporting and Backup Withholding
U.S. Holders may be subject to information reporting to the IRS and U.S. backup withholding with respect to dividends on and proceeds from the sale or other disposition of our Class A ordinary shares or ADSs. Backup withholding will not apply, however, to (i) U.S. Holders that are corporations or other exempt recipients and properly establish their exempt status or (ii) U.S. Holders that provide a correct taxpayer identification number and other required information on IRS Forms W-9 establishing that such U.S. Holders are not subject to backup withholding.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund of any excess amounts withheld provided that the required information is timely furnished to the IRS.
U.S. Holders should consult their tax advisors regarding the information reporting requirements and the application of backup withholding rules in their particular circumstances.
THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. INCOME AND NON-INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OUR CLASS A ORDINARY SHARES OR ADSs, INCLUDING THE IMPACT OF ANY POTENTIAL CHANGE IN LAW, IN THEIR PARTICULAR CIRCUMSTANCES.

UNDERWRITING
The Global Offering
The offering of our Class A ordinary shares is referred to herein as the “Global Offering.” The Global Offering comprises:
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the offering of initially      Class A ordinary shares (subject to reallocation) in Hong Kong (the “Hong Kong offer shares”) as described in “—The Hong Kong Public Offering” below, which we refer to as the “Hong Kong public offering”; and

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the offering of initially      Class A ordinary shares (subject to reallocation and the option of the international underwriters to purchase additional Class A ordinary shares mentioned below) (the “international offer shares” and together with the Hong Kong offer shares, the “Offer Shares”), as described in “—The International Offering” below, which we refer to as the “international offering.”

The international offering contemplated herein consists of a U.S. offering and a non-U.S. offering made outside the U.S. in compliance with applicable law. We are paying a registration fee for Class A ordinary shares sold in the United States, as well as for Class A ordinary shares initially offered and sold outside the United States in the Global Offering that may be resold from time to time into the United States.
China International Capital Corporation Hong Kong Securities Limited and Morgan Stanley Asia Limited are acting as overall coordinators (the “Overall Coordinators”) and joint global coordinators (the “Joint Global Coordinators”) for the Global Offering.
Under the terms and subject to the conditions in the Hong Kong underwriting agreement (as defined below), the Hong Kong underwriters below (the “Hong Kong underwriters”) have severally agreed to apply or procure applications for the number of Class A ordinary shares indicated below.
Hong Kong Underwriters	Number of Class A Ordinary Shares
China International Capital Corporation Hong Kong Securities Limited
Morgan Stanley Asia Limited
Total
Under the terms and subject to the conditions in the international underwriting agreement (as defined below), the international underwriters for whom China International Capital Corporation Hong Kong Securities Limited and Morgan Stanley Asia Limited are acting as the Overall Coordinators, have severally agreed to purchase or procure purchasers to purchase from us [and the selling shareholder], and we [and the selling shareholder] have agreed to sell to them or such purchasers, severally, the number of Class A ordinary shares indicated below:
International Underwriters	Number of Class A Ordinary Shares
China International Capital Corporation Hong Kong Securities Limited
Morgan Stanley Asia Limited
Total
The Hong Kong underwriters and the international underwriters are collectively referred to herein as the “underwriters”.
Upon the closing of the Global Offering, we will have        outstanding Class A ordinary shares and        Class B ordinary shares, or        outstanding Class A ordinary shares if the Overall Coordinators exercise in full, on behalf of the international underwriters, their option to purchase additional Class A ordinary shares from us.

The underwriters propose to offer our Class A ordinary shares at the public offering price listed on the cover page of this prospectus. Subject to the conditions in the Hong Kong underwriting agreement and the international underwriting agreement, the underwriters are obligated, severally but not jointly, to take and pay for all of the Class A ordinary shares offered hereby if any such shares are taken. The offering of our Class A ordinary shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We have applied to list our Class A ordinary shares on the Hong Kong Stock Exchange under the stock code “      .” The shares will be traded in board lots of        shares each. Our ADSs are listed on the Nasdaq Global Select Market under the symbol “WRD.” Each ADS represents three Class A ordinary shares.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in the Global Offering. The Overall Coordinators may agree to allocate a number of our Class A ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the Overall Coordinators to underwriters that may make internet distributions on the same basis as other allocations.
The Hong Kong Public Offering
Number of Class A ordinary shares offered
We [and the selling shareholder] are initially offering      Offer Shares for subscription by the public in Hong Kong at the public offer price, representing    % of the total number of Offer Shares initially available under the Global Offering. The number of Offer Shares offered under the Hong Kong public offering, subject to the reallocation of Offer Shares between the international offering and the Hong Kong public offering, will represent approximately    % of the total shares in issue immediately following the completion of the Global Offering, assuming the option to purchase additional Class A ordinary shares is not exercised and without taking out account the shares to be issued pursuant to the 2018 Share Plan.
The Hong Kong public offering is open to members of the public in Hong Kong as well as to institutional and professional investors. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities which regularly invest in shares and other securities.
Completion of the Hong Kong public offering is subject to the conditions set out in the paragraph headed “— Conditions of the Global Offering” below.
Allocation
Allocation of the Offer Shares to investors under the Hong Kong public offering will be based solely on the level of valid applications received under the Hong Kong public offering. The basis of allocation may vary, depending on the number of Hong Kong offer shares validly applied for by applicants. Such allocation could, where appropriate, consist of balloting, which would mean that some applicants may receive a higher allocation than others who have applied for the same number of Hong Kong offer shares, and those applicants who are not successful in the ballot may not receive any Hong Kong offer shares.
For allocation purposes only, the total number of the Offer Shares initially available under the Hong Kong public offering (after taking account of any reallocation) will be divided into two pools (with any odd lots being allocated to pool A), pool A and pool B. The Hong Kong offer shares in pool A will be allocated on an equitable basis to applicants who have applied for Hong Kong offer shares with an aggregate subscription price of HK$5 million (excluding the brokerage, SFC transaction levy, Stock Exchange trading fee and AFRC transaction levy payable) or less. The Hong Kong offer shares in pool B will be allocated on an equitable basis to applicants who have applied for Hong Kong offer shares with an aggregate subscription price of more than HK$5 million (excluding the brokerage, SFC transaction levy, Stock Exchange trading fee and AFRC transaction levy payable) and up to the total value in pool B.
Investors should be aware that applications in pool A and applications in pool B may receive different allocation ratios. If any Hong Kong offer shares in one (but not both) of the pools are undersubscribed, such unsubscribed Hong Kong offer shares will be transferred to the other pool to satisfy demand in that other pool and be allocated accordingly. For the purpose of this paragraph only, the “price” for the Offer Shares means the price payable on application therefore (without regard to the public offer price as finally determined). Applicants can only receive an allocation of Hong Kong offer shares from either pool A or pool B but not from both pools. Multiple or suspected multiple applications and any application for more than     Hong Kong offer shares, being    % of the     Hong Kong offer shares initially available under the Hong Kong public offering are liable to be rejected.
Reallocation
The allocation of the Offer Shares between the Hong Kong public offering and the international offering is subject to reallocation. Paragraph 4.2 of Practice Note 18 and 18C. 09 of the Listing Rules of the Hong Kong Stock Exchange requires a clawback mechanism to be put in place which would have the effect of increasing the number of Offer Shares under the Hong Kong public offering to a certain percentage of the total number of Offer Shares offered under the Global Offering if certain prescribed total demand levels are reached.
Offer Shares are initially available in the Hong Kong public offering, representing approximately    % of the Offer Shares initially available under the Global Offering.
If the number of Offer Shares validly applied for under the Hong Kong public offering represents (a) 10 times or more but less than 50 times, (b) 50 times or more of Offer Shares initially available under the Hong Kong public offering, then Offer Shares will be reallocated to the Hong Kong public offering from the international offering. As a result of such reallocation, the total number of Offer Shares available under the Hong Kong public offering will be increased to      Class A ordinary shares (in the case of (a)),      Class A ordinary shares (in the case of (b)), representing 10.0% and 20.0% of the total number of Offer Shares initially available under the Global Offering, respectively (before any exercise of the international underwriters’ option to purchase additional Class A ordinary shares). In each case, the additional Offer Shares reallocated to the Hong Kong public offering will be allocated between pool A and pool B and the number of Offer Shares allocated to the international offering will be correspondingly reduced in such manner as the Sponsor-Overall Coordinators deem appropriate.
In addition, the Sponsor-Overall Coordinators and the Joint Sponsors may, at their discretion, reallocate Offer Shares initially allocated for the international offering to the Hong Kong public offering to satisfy valid applications in pool A and pool B under the Hong Kong public offering. In the event that (i) the international offer shares are undersubscribed and the Hong Kong offer shares are fully subscribed or oversubscribed irrespective of the number of times; or (ii) the international offer shares are fully subscribed or oversubscribed and the Hong Kong offer shares are fully subscribed or oversubscribed as to less than 10 times of the number of Hong Kong offer shares initially available under the Hong Kong public offering, up to      Offer Shares may be reallocated to the Hong Kong public offering from the international offering, so that the total number of the Offer Shares available under the Hong Kong public offering will be increased to      Offer Shares, representing    % of the number of the Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option, in accordance with Chapter 4.14 of the Guide.
Applications
Each applicant under the Hong Kong public offering will also be required to give an undertaking and confirmation in the application submitted by him/her that he/she and any person(s) for whose benefit he/she is making the application have not applied for or taken up, or indicated an interest for, and will not apply for or take up, or indicate an interest for, any Offer Shares under the international offering. Such applicant’s application is liable to be rejected if such undertaking and/or confirmation is/are breached and/or untrue (as the case may be) or it has been or will be placed or allocated international offer shares under the international offering.
Applicants under the Hong Kong public offering may be required to pay, on application (subject to application channels), the maximum public offer price of HK$      per Offer Share in addition to the brokerage, SFC transaction levy, Stock Exchange trading fee and AFRC transaction levy payable on each Offer Share. If the public offer price finally determined is less than the maximum public offer price of HK$      per Offer Share, appropriate refund payments (including the brokerage, SFC transaction levy, Stock Exchange trading fee and AFRC transaction levy attributable to the surplus application monies) will be made to successful applicants (subject to application channels), without interest.
Hong Kong Underwriting Agreement
We expect to enter into an underwriting agreement with the Hong Kong underwriters, or the Hong Kong underwriting agreement, relating to the Hong Kong public offering.
The International Offering
The international offering will consist of an offering of initially      Offer Shares, representing    % of the total number of Offer Shares initially available under the Global Offering (subject to any reallocation) and approximately    % of the total shares in issue immediately after the completion of the Global Offering, assuming the option to purchase additional Class A ordinary shares is not exercised and without taking into account the shares to be issued under the 2018 Share Plan.
Allocation
The international offering includes the U.S. offering of the Offer Shares in the United States as well as the non-U.S. offering to institutional and professional investors and other investors in jurisdictions outside the United States. Professional investors generally include brokers, dealers, companies (including fund managers) whose ordinary business involves dealing in shares and other securities and corporate entities that regularly invest in shares and other securities. Allocation of Offer Shares pursuant to the international offering will be effected in accordance with the “book-building” process and based on a number of factors, including the level and timing of demand, the total size of the relevant investor’s invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further Offer Shares, and/or hold or sell its Offer Shares, after the Listing. Such allocation is intended to result in a distribution of the Offer Shares on a basis which would lead to the establishment of a solid professional and institutional shareholder base to our benefit and the benefit of the shareholders as a whole. In addition, pursuant to Rule 18C.08 of the Listing Rules, at least 50% of the total number of shares offered in the Global Offering (assuming the option to purchase additional Class A ordinary shares is not exercised) will be taken up by independent price setting investors, as defined under the Listing Rules, in the international offering.
The Overall Coordinators (on behalf of the underwriters) may require any investor who has been offered the Offer Shares under the international offering, and who has made an application under the Hong Kong public offering to provide sufficient information to the Overall Coordinators so as to allow them to identify the relevant application under the Hong Kong public offering and to ensure that it is excluded from any application of Offer Shares under the Hong Kong public offering.
International Underwriting Agreement
We expect to enter into an international underwriting agreement with the international underwriters relating to the international offering, or the international underwriting agreement, dated the date of the final prospectus.
Sales in the United States
Some of the international underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC. China International Capital Corporation Hong Kong Securities Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations. Morgan Stanley Asia Limited is not a broker-dealer registered with the SEC, and, to the extent that its conduct may be deemed to involve participation in offers or sales of the ADSs in the United States, those offers or sales will be made through one or more SEC-registered broker-dealers in compliance with applicable laws and regulations.

Commissions and Expenses
The following table shows the per Class A ordinary share and total underwriting discounts and commissions to be paid to the underwriters by us [and the selling shareholder]. These amounts include gross proceeds of the Global Offering that may be paid to the underwriters and are shown assuming both no exercise and full exercise of the international underwriters’ option to purchase up to an additional      Class A ordinary shares. Total underwriting discounts and commissions to be paid to the underwriters represent    % of the total gross proceeds of the Global Offering (assuming the option to purchase additional Class A ordinary shares is not exercised). This presentation is based on the public offering price in both the international offering and the Hong Kong public offering is HK$      .
Paid by Us [and the selling shareholder]	No Exercise	Full Exercise
Per Class A ordinary share	HK$	HK$
Total	HK$	HK$
The estimated offering expenses payable by us [and the selling shareholder], including registration, filing and listing fees, printing fees, legal and accounting expenses and sponsor fee, but exclusive of underwriting discounts and commissions, are approximately HK$       (US$     ), assuming the option to purchase additional Class A ordinary shares is not exercised. We [and the selling shareholder] have also agreed to reimburse the underwriters for certain of their expenses in an amount up to US$     .
International Underwriters’ Option to Purchase Additional Class A Ordinary Shares
In connection with the Global Offering, we have granted the international underwriters the right, exercisable by the Overall Coordinators on behalf of the international underwriters at any time until 30 days after the last date for the lodging of applications under the Hong Kong public offering, to purchase up to an aggregate of      additional Offer Shares, representing 15.0% of the Offer Shares at the same price per Offer Share under the international offering to cover over-allocations in the international offering, if any. If the international underwriters’ option to purchase additional Class A ordinary shares is exercised in full, the additional Class A ordinary shares will represent approximately    % of the total shares in issue immediately following the completion of the Global Offering. If the international underwriters exercise their option to purchase additional Class A ordinary shares, an announcement will be made.
Lock-Up Agreements
We have agreed to undertake to each of the Joint Sponsors, the Sponsor-Overall Coordinators, the Overall Coordinators, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Capital Market Intermediaries and the international underwriters that, except for (a) the issue, offer or sale of the Offer Shares by our Company pursuant to the Global Offering (including pursuant to any exercise of the option to purchase additional Class A ordinary shares); (b) the issue of Class A ordinary share or ADSs pursuant to the 2018 Share Plan, including one or more bulk issuances of such securities in contemplation of future issuances under the 2018 Share Plan in compliance with the Listing Rules and applicable Laws; (c) any capitalization issue, capital reduction or consolidation or sub-division of shares; (d) registration and issuance of ADSs and ADRs without enlarging the issued and outstanding share capital of our Company as at the date of the Hong Kong underwriting agreement; or (e) repurchase of securities pursuant to our Company’s share repurchase programs existing on the date of the international underwriting agreement to the extent in compliance with the Listing Rules and applicable Laws, we will not, and will procure each other member of our Group not to, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters) and unless in compliance with the Listing Rules, at any time during the period commencing on the date of the Hong Kong underwriting agreement and ending on the date falling six months after the Listing Date (the “First Six-Month Period”):
(i)
offer, allot, issue, sell, accept subscription for, offer to allot, issue or sell, contract or agree to allot, issue or sell, mortgage, charge, pledge, hypothecate, lend, grant or sell any option, warrant, contract or right to subscribe for or purchase, grant or purchase any option, warrant, contract or right to allot, issue or sell, or otherwise transfer or dispose of or create an Encumbrance (as defined in the Hong Kong underwriting agreement) over, or agree to transfer or dispose of or create an

Encumbrance over, either directly or indirectly, conditionally or unconditionally, any legal or beneficial interest in any Class A ordinary shares or other securities of our Company or any share or other securities of such other member of our Group, as applicable, or any interests in any of the foregoing (including, but not limited to, any securities that are convertible into or exercisable or exchangeable for, or that represent the right to receive, or any warrants or other rights to purchase, any Class A ordinary shares or other securities of our Company or any shares or other securities of such other member of our Group, as applicable, or any interest in any of the foregoing), or deposit any share or other securities of our Company or any shares or other securities of such member of our Group, as applicable, with a depositary in connection with the issue of depositary receipts; or
(ii)
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of subscription or ownership (legal or beneficial) of any Class A ordinary shares or other securities of our Company or any share or other securities of such other member of our Group, as applicable, or any interest therein (including, without limitation, any securities of which are convertible into or exchangeable or exercisable for, or represent the right to receive, or any warrants or other rights to purchase, any Class A ordinary shares or other securities of our Company or any share or other securities of such other member of our Group, as applicable, or any interest in any of the foregoing); or

(iii)
enter into any transaction with the same economic effect as any transaction described in (i) or (ii) above; or

(iv)
offer to or contract to or agree to announce, or publicly disclose that our Company will or may enter into any such transaction described in (i), (ii) or (iii) above in each case, whether any such transaction described in (i), (ii) or (iii) above is to be settled by delivery of the Class A ordinary shares or other securities of our Company, in cash or otherwise (whether or not the issue of such Class A ordinary shares or other securities of our Company will be completed within the First Six-Month Period). For the avoidance of doubt, (i) above shall not apply to any issue of debt securities by our Company which are not convertible into equity securities of our Company or of any other member of our Group or any transfer or sales of existing Class A ordinary shares registered on any register of members of our Company as of the date of the Hong Kong underwriting agreement. In the event that, during the period of six months commencing on the date on which the First Six-Month Period expires (the “Second Six-Month Period”), our Company shall not enter into any of the transactions specified in (i), (ii) or (iii) above or offer to or agree to or announce any intention to effect any such transaction such that any member of the single largest group of Shareholders, directly or indirectly, would cease to be a member of the single largest group of Shareholders of our Company. In the event that our Company enters into any of the transactions specified in (i), (ii) or (iii) above or offers to or agrees to or announces any intention to effect any such transaction, our Company shall take all reasonable steps to ensure that we will not create a disorderly or false market in the securities of our Company.
Pursuant to the Hong Kong Listing Rules, we have undertaken to the Hong Kong Stock Exchange that no further shares or securities convertible into shares (whether or not of a class already listed) may be issued or form the subject of any agreement to such an issue within six months from the Listing Date (whether or not such issue of shares or securities will be completed within six months from the Listing Date), except for (a) the issue of shares, the listing of which has been approved by the Hong Kong Stock Exchange, pursuant to a share option scheme under Chapter 17 of the Listing Rules; (b) any capitalization issue, capital reduction or consolidation or sub-division of shares; (c) issue of Class A ordinary shares or securities pursuant to the Global Offering (including any exercise of option to purchase additional Class A ordinary shares); and (d) any other applicable circumstances provided under Rule 10.08 of the Listing Rules.
Each member of the single largest group of Shareholders has agreed to undertake to each of the Joint Sponsors, the Sponsor-Overall Coordinators, the Overall Coordinators, the Joint Global Coordinators, the Joint Bookrunners, the Joint Lead Managers, the Capital Market Intermediaries and the international underwriters that, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters) and unless in compliance with the requirements of the Listing Rules, except pursuant to the Stock Borrowing Agreement:

(i)
[he/it] will not, and will procure that none of the relevant registered holder(s) or the relevant affiliates, close associates or companies controlled by it will, at any time during the period commencing on the date of the Hong Kong underwriting agreement and ending on, and including, the date that is 12 months after the Listing Date (“12-Month Period”), (a) sell, offer to sell, contract or agree to sell, mortgage, charge, pledge, hypothecate, lend, grant or sell any option, warrant, contract or right to purchase, grant or purchase any option, warrant, contract or right to sell, or otherwise transfer or dispose of or create an Encumbrance over, or agree to transfer or dispose of or create an Encumbrance over, either directly or indirectly, conditionally or unconditionally, any shares or other securities of our Company or any legal or beneficial interest therein (including, without limitation, any securities convertible into or exchangeable or exercisable for or that represent the right to receive, or any warrants or other rights to purchase any shares or other securities of our Company) beneficially owned by [him/it] (the “Locked-up Securities”) or (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Locked-up Securities; or (c) enter into any transaction with the same economic effect as any transaction specified in (a) or (b) above, or (d) offer to or contract to or agree to, or publicly announce any intention to enter into any transaction specified in (a), (b) or (c) above, in each case, whether any of the transactions specified in (a), (b) or (c) above is to be settled by delivery of shares or such other securities of our Company, in cash or otherwise (whether or not the issue of such shares or other securities of our Company will be completed within the 12-Month Period); and

(ii)
without limiting the above, at any time after the date of the Hong Kong underwriting agreement up to and including the date falling 12 months after the Listing Date, [he/it] will, (a) if and when it or the relevant registered holder(s) pledges or charges any Locked-up Securities, immediately inform the Company in writing of such pledge or charge together with the number of Locked-up Securities so pledged or charged; and (b) if and when [he/it] or the relevant registered holder(s) receives any indication, either verbal or written, from any pledgee or chargee that any of the pledged or charged Locked-up Securities will be disposed of, immediately inform our Company in writing of such indications,

Provided nothing in these undertakings shall prevent (a) each member of the single largest group of Shareholders from using the Locked-up Securities as security (including a charge or a pledge) in favor of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) for a bona fide commercial loan and (b) the lending of Class A ordinary shares pursuant to the Stock Borrowing Agreement.
We has agreed to undertake that, as soon as practicable upon receiving such information in writing from each member of the single largest group of Shareholders and if required pursuant to the Listing Rules, notify the Hong Kong Stock Exchange and make a public disclosure in relation to such information by way of an announcement.
In addition, pursuant to the Hong Kong Listing Rules, each member of the single largest group of Shareholders has irrevocably and unconditionally undertaken to us and to the Hong Kong Stock Exchange that except pursuant to the Global Offering, or option to purchase additional Class A ordinary shares, it/he shall not and shall procure that the relevant registered shareholder(s) controlled by it/him shall not, in the period commencing on the date by reference to which disclosure of its/his shareholdings in our company is made in the Hong Kong prospectus and ending on the date which is 12 months from the Listing Date, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances (save as pursuant to a pledge or charge as security in favor of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) for a bona fide commercial loan) in respect of, any of our securities that it/he is shown to beneficially own in the Hong Kong prospectus.
In addition, each member of the single largest group of Shareholders has further irrevocably and unconditionally undertaken to us and the Hong Kong Stock Exchange that, within the period commencing on the date by reference to which disclosure of its/his shareholdings in the Company is made in the Hong Kong prospectus and ending on the date which is 12 months from the Listing Date, it/he will: (a) when it/he pledges or charges any securities in our Company beneficially owned by it/him in favor of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)) for a bona fide commercial loan pursuant to Note (2) to Rule 10.07(2) of the Listing Rules, immediately inform us in writing of such pledge or charge together with the number of our securities so pledged or charged; and (b) when it/he receives indications, either verbal or written, from the pledgee or chargee that any of our pledged or charged securities beneficially owned by it/him will be disposed of, immediately inform us in writing of such indications. We will also inform the Hong Kong Stock Exchange as soon as we have been informed of the matters mentioned in the paragraphs (a) and (b) above by any member of the single largest group of Shareholders and make a public disclosure in relation to such information by way of an announcement in accordance with the Listing Rules.
Pursuant to Rule 18C.14(1) of the Hong Kong Listing Rules, each of the key persons and their close associates (the “Key Persons”), comprising [Dr. Han, XHL, THL, Dr. Li, Humber Partners, Yanli and Dr. Hua Zhong], has irrevocably and unconditionally undertaken to us and to the Hong Kong Stock Exchange that except pursuant to the Global Offering, or the option to purchase additional Class A ordinary shares, it/he/she shall not and shall procure that its/his/her respective close associates and the relevant registered shareholder(s) controlled by it/him/her shall not, in the period commencing on the date by reference to which disclosure of its/his/her shareholdings (or its/his/her respective close associate’s shareholdings, if applicable) in the Company is made in the Hong Kong prospectus and ending on the date which is 12 months from the Listing Date, dispose of, nor enter into any agreement to dispose of or otherwise create any options, rights, interests or encumbrances (save as (i) pursuant to a pledge or charge as security in favor of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) for a bona fide commercial loan, or (ii) disposing any interest in such securities of our Company in the circumstances provided under Rule 18C.15 of the Hong Kong Listing Rules) in respect of, any of our securities that it/he/she (or its/his/her respective close associate, if applicable) is shown to beneficially own in the Hong Kong prospectus.
In accordance with Note 2 to Rule 18C.14 of the Hong Kong Listing Rules, each of the Key Persons has further irrevocably and unconditionally undertaken to us and the Hong Kong Stock Exchange, and shall procure its/his/her respective close associates, that within the period commencing on the date by reference to which disclosure of its/his/her shareholdings (or its/his/her respective close associate’s shareholdings, if applicable) in our company is made in the Hong Kong prospectus and ending on the date which is 12 months from the Listing Date, it/he/she will:
(a)
when it/he/she (or its/his/her respective close associate) pledges or charges any securities in our company beneficially owned by it/him/her (or by its/his/her respective close associate) in favor of an authorized institution (as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)), immediately inform us in writing of such pledge or charge together with the number of our securities so pledged or charged; and

(b)
when it/he/she (or its/his/her respective close associate) receives indications, either verbal or written, from the pledgee or chargee that any of our pledged or charged securities beneficially owned by it/him/her (or by its/his/her respective close associate) will be disposed of, immediately inform us in writing of such indications. We will also inform the Stock Exchange as soon as we have been informed of the matters mentioned in the paragraphs (a) and (b) above by any of the Key Persons and make a public disclosure in relation to such information by way of an announcement in accordance with the Listing Rules.

[The selling shareholder has agreed that, without the prior written consent of the Joint Sponsors and the Sponsor-Overall Coordinators (for themselves and on behalf of the international underwriters), during the period commencing on the Listing Date and ending on the date which is the      days from the Listing Date, it will not (and will not cause any affiliates to) (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ADSs or ordinary shares or securities convertible into or exercisable or exchangeable for such ADSs or ordinary shares (including without limitation, ordinary shares, ADSs or such other securities of the Company which may be deemed to be beneficially owned by the selling shareholder in accordance with the rules and regulations of the Securities and Exchange Commission and securities which may be issued upon exercise of a stock option or warrant), or collectively, the lock-up securities, (2) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any lock-up securities, or

(4) publicly disclose the intention to do any of the foregoing, other than the ADSs to be sold in the Global Offering, subject to certain exceptions.]
Conditions of the Global Offering
Acceptance of all applications for Offer Shares will be conditional on:
•
the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Class A ordinary shares in issue and to be issued pursuant to the Global Offering and such approval not having been withdrawn;

•
the pricing of the Offer Shares having been duly agreed among the Company[, the selling shareholder] and the Sponsor-Overall Coordinators (for themselves and on behalf of the underwriters) on the price determination date;

•
the execution and delivery of the international underwriting agreement on or around the price determination date; and

•
the obligations of the underwriters under each of the respective underwriting agreements becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements.

In each case on or before the dates and times specified in the respective underwriting agreements (unless and to the extent such conditions are validly waived on or before such dates and times) and, in any event, not later than the date which is 30 days after the date of the Hong Kong prospectus.
The consummation of each of the Hong Kong public offering and the international offering is conditional upon, among other things, the other offering becoming unconditional and not having been terminated in accordance with its terms.
Share certificates for the Offer Shares are expected to be issued on      2025 but will only become valid evidence of title at 8:00 a.m. on      2025 provided that (i) the Global Offering has become unconditional in all respects and (ii) the right of termination under the underwriting agreements has not been exercised at or before that time.
Dealings in the Class A Ordinary Shares
Assuming that the Hong Kong public offering becomes unconditional at or before 8:00 a.m. in Hong Kong on      2025, it is expected that dealings in the Class A ordinary shares on the Hong Kong Stock Exchange will commence at 9:00 a.m. on      2025. The Class A ordinary shares will be traded in board lots of      Class A ordinary shares each and the stock code of the Class A ordinary shares will be      .
Indemnity
We [and the selling shareholder] have agreed to indemnify several underwriters and their affiliates against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Stabilization
Stabilization is a practice used by underwriters in some markets to facilitate the distribution of securities. To stabilize, the underwriters may bid for, or purchase, the securities in the secondary market, during a specified period of time, to retard and, if possible, prevent, a decline in the market price of the securities below the offer price. Such transactions may be effected in all jurisdictions where it is permissible to do so, in each case in compliance with all applicable laws and regulatory requirements, including those of Hong Kong. In Hong Kong, the price at which stabilization is effected is not permitted to exceed the offer price.
We have appointed      as the stabilizing manager. In connection with the Global Offering, the stabilizing manager through its affiliates or any person acting for it, on behalf of the underwriters, may over- allocate or effect short sales or any other stabilizing transactions with a view to stabilizing or maintaining the market price of the Class A ordinary shares for a limited period after the Listing Date at a level higher than that which might otherwise prevail in the open market. Short sales involve the sale by the stabilizing manager through its affiliates of a greater number of shares than the underwriters are required to purchase in the Global Offering. “Covered” short sales are sales made in an amount not greater than the option to purchase additional Class A ordinary shares. The stabilizing manager through its affiliates may close out the covered short position by either exercising the option to purchase additional Class A ordinary shares or purchasing Class A ordinary shares in the open market. In determining the source of the Class A ordinary shares to close out the covered short position, the stabilizing manager through its affiliates will consider, among others, the price of Class A ordinary shares in the open market as compared to the price at which they may purchase additional Class A ordinary shares pursuant to the over-allotment option. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Class A ordinary shares while the Global Offering is in progress. Any market purchases of the Class A ordinary shares may be effected on any stock exchange, including the Hong Kong Stock Exchange, any over-the-counter market or otherwise, provided that they are made in compliance with all applicable laws and regulatory requirements. However, there is no obligation on the stabilizing manager through its affiliates or any person acting for it to conduct any such stabilizing action, which if taken, (a) will be conducted at the absolute discretion of the stabilizing manager through its affiliates or any person acting for it, (b) may be discontinued at any time, and (c) is required to be brought to an end within 30 days after the last day for the lodging of applications under the Hong Kong public offering. The number of the Class A ordinary shares that may be over-allocated will not exceed the number of the Class A ordinary shares that may be sold and transferred pursuant to the exercise of the option to purchase additional Class A ordinary shares, namely,      Offer Shares, which is    % of the number of Offer Shares initially available under the Global Offering, in the event that the whole or part of the option to purchase additional Class A ordinary shares is exercised.
In Hong Kong, stabilizing activities must be carried out in accordance with the Securities and Futures (Price Stabilizing) Rules. Stabilizing actions permitted pursuant to the Securities and Futures (Price Stabilizing) Rules include:
(a)
over-allocating for the purpose of preventing or minimizing any reduction in the market price of the Class A ordinary shares;

(b)
selling or agreeing to sell the Class A ordinary shares so as to establish a short position in them for the purpose of preventing or minimizing any deduction in the market price of the Class A ordinary shares;

(c)
subscribing, or agreeing to subscribe, for the Class A ordinary shares to be sold and transferred pursuant to the exercise of the option to purchase additional Class A ordinary shares in order to close out any position established under (a) or (b) above;

(d)
purchasing, or agreeing to purchase, any of the Class A ordinary shares for the sole purpose of preventing or minimizing any reduction in the market price of the Class A ordinary shares;

(e)
selling or agreeing to sell any Class A ordinary shares to liquidate any position established as a result of those purchases; and

(f)
offering or attempting to do anything described in (b), (c), (d) and (e) above.

Stabilizing actions by the stabilizing manager through its affiliates, or any person acting for it, will be entered into in accordance with the laws, rules and regulations in place in Hong Kong on stabilization.
Prospective applicants for investors in the Offer Shares should note that:
(a)
as a result of effecting transactions to stabilize or maintain the market price of the Class A ordinary shares, the stabilizing manager through its affiliates, or any person acting for it, may maintain a long position in the Class A ordinary shares;

(b)
the size of the long position, and the period for which the stabilizing manager through its affiliates, or any person acting for it, will maintain the long position is at the discretion of the stabilizing manager through its affiliates and is uncertain;

(c)
liquidation of any such long position by the stabilizing manager through its affiliates and selling in the open market may lead to a decline in the market price of the Class A ordinary shares;

(d)
no stabilizing action can be taken to support the price of the Class A ordinary shares for longer than the stabilizing period, which begins on the Listing Date, and is expected to expire on           ,2025, being the 30th day after the last day for the lodging of applications under the Hong Kong public offering. After this date, when no further stabilizing action may be taken, demand for the Class A ordinary shares, and their market price, could fall after the end of the stabilizing period. These activities by the stabilizing manager through its affiliates may stabilize, maintain or otherwise affect the market price of the Class A ordinary shares. As a result, the price of the Class A ordinary shares may be higher than the price that otherwise may exist in the open market;

(e)
any stabilizing action taken by the stabilizing manager through its affiliates, or any person acting for it, may not necessarily result in the market price of the Class A ordinary shares staying at or above the public offer price either during or after the stabilizing period; and

(f)
stabilizing bids or transactions effected in the course of the stabilizing action may be made at a price at or below the public offer price and therefore at or below the price paid by applicants for, or investors in, the Offer Shares.

An announcement in compliance with the Securities and Futures (Price Stabilizing) Rules of the SFO will be made within seven days of the expiration of the stabilizing period.
In addition, stabilization transactions with respect to the ADSs may be effected by one of the underwriters or its affiliates before and after the listing of the Class A ordinary shares on the Hong Kong Stock Exchange in accordance with applicable laws and regulations.
Activities by Syndicate Members
The underwriters of the Hong Kong public offering and the international offering (together, the “Syndicate Members”) and their affiliates may each individually undertake a variety of activities (as further described below) which do not form part of the underwriting or stabilizing process.
The Syndicate Members and their affiliates are diversified financial institutions with relationships in countries around the world. These entities engage in a wide range of commercial and investment banking, brokerage, funds management, trading, hedging, investing and other activities for their own account and for the account of others. In the ordinary course of their various business activities, the Syndicate Members and their respective affiliates may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers. Such investment and trading activities may involve or relate to our assets, securities and/or instruments and/or persons and entities with relationships with us and may also include swaps and other financial instruments entered into for hedging purposes in connection with our loans and other debt.
In relation to the Class A ordinary shares, those activities could include acting as agent for buyers and sellers of the Class A ordinary shares, entering into transactions with those buyers and sellers in a principal capacity, including as a lender to initial purchasers of the Class A ordinary shares (which financing may be secured by the Class A ordinary shares) in the Global Offering, proprietary trading in the Class A ordinary shares, and entering into over the counter or listed derivative transactions or listed and unlisted securities transactions (including issuing securities such as derivative warrants listed on a stock exchange) which have as their underlying assets, assets including the Class A ordinary shares. Those activities may require hedging activity by those entities involving, directly or indirectly, the buying and selling of the Class A ordinary shares. All such activities could occur in Hong Kong and elsewhere in the world and may result in the Syndicate Members and their affiliates holding long and/or short positions in the Class A ordinary shares, in baskets of securities or indices including the Class A ordinary shares, in units of funds that may purchase the Class A ordinary shares, or in derivatives related to any of the foregoing.
In relation to issues by Syndicate Members or their affiliates of any listed securities having the Class A ordinary shares as their underlying securities, whether on the Hong Kong Stock Exchange or on any other stock exchange, the rules of the stock exchange may require the issuer of those securities (or one of its affiliates or agents) to act as a market maker or liquidity provider in the security, and this will also result in hedging activity in the Class A ordinary shares in most cases.
All such activities may occur both during and after the end of the stabilizing period described under “Stabilization” above. Such activities may affect the market price or value of the Class A ordinary shares, the liquidity or trading volume in the Class A ordinary shares and the volatility of the price of the Class A ordinary shares, and the extent to which this occurs from day to day cannot be estimated.
It should be noted that when engaging in any of these activities, the Syndicate Members will be subject to certain restrictions, including the following:
•
the Syndicate Members (other than the Stabilizing Manager through its affiliates or any person acting for it) must not, in connection with the distribution of the Offer Shares, effect any transactions (including issuing or entering into any option or other derivative transactions relating to the Offer Shares), whether in the open market or otherwise, with a view to stabilizing or maintaining the market price of any of the Offer Shares at levels other than those which might otherwise prevail in the open market; and

•
the Syndicate Members must comply with all applicable laws and regulations, including the market misconduct provisions of the SFO, including the provisions prohibiting insider dealing, false trading, price rigging and stock market manipulation.

Certain of the Syndicate Members or their respective affiliates have provided from time to time, and expect to provide in the future, investment banking and other services to us and our affiliates for which such Syndicate Members or their respective affiliates have received or will receive customary fees and commissions.
Selling Restrictions
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to this offering. This prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.
This prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares (i) contain general information only and do not take account of the investment objectives, financial situation or particular needs of any particular person; and (ii) do not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information herein is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

European Economic Area
In relation to each Member State of the European Economic Area (each a “Member State”), no Offer Shares have been offered or will be offered, pursuant to any offers contemplated in this prospectus, to the public in that Member State, except in that Member State at any time under the following exemptions under the Prospectus Regulation:
a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the international underwriters for any such offer; or

c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Offer Shares shall result in a requirement for the publication by us or any international underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation or of a supplement to a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant Member State who acquires the Offer Shares or to whom any offer is made will be deemed to have represented, warranted and agreed that:
i.
it is a “qualified investor” as defined in the Prospectus Regulation; and

ii.
in the case of any the Offer Shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that (i) the Offer Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the Overall Coordinators has been given to the offer or resale; or (ii) where such Offer Shares have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of the Offer Shares falls within one of the exemptions listed in points (b) to (d) of Article 1)4) of the Prospectus Regulation.

We, the Overall Coordinators, the international underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer of the Offer Shares to the public” in relation to any of the Offer Shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Offer Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offer Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Canada
The Class A ordinary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A ordinary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the international underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
The Class A ordinary shares may not be offered or sold, directly or indirectly, to the public or to any member of the public in the Cayman Islands.
Hong Kong
This prospectus has not been and will not be registered with the Registrar of Companies in Hong Kong. The Offer Shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong), or (iv) pursuant to a registered “prospectus” which complies with or is exempt from compliance with Part XII of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong); and that there has not been issued and there will not be issued or will not be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Offer Shares, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Offer Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571,Laws of Hong Kong) and any rules made thereunder.
In purchasing the international offer shares, save as otherwise permitted under the Hong Kong Listing Rules, as amended or supplemented from time to time or within the scope of any waivers or consents granted or to be granted by the Hong Kong Stock Exchange, you will be deemed to have represented to and agreed as follows:
•
you and your ultimate beneficial owners are not (an) existing beneficial owner(s) of any of our shares (including ADS);

•
you and your ultimate beneficial owners are independent of, and not connected or acting in concert with, any of the directors, chief executives or substantial shareholders of ours or any of our subsidiaries, or any of their respective close associates (as such term is defined in the Hong Kong Listing Rules);

•
you and your ultimate beneficial owners are not our affiliate or otherwise acting for our benefit;

•
you and your ultimate beneficial owners are not a director or existing shareholder of our Company, or a close associate (as such term is defined in the Hong Kong Listing Rules) of any director or existing shareholder of our Company or a nominee of any of the foregoing;

•
you and your ultimate beneficial owners are not making, have not made and will not make offers or sales of the Offer Shares to any core connected person (as the term is defined in the Hong Kong Listing Rules) of ours at the time of completion of this Global Offering;

•
you and your ultimate beneficial owners are not directly or indirectly funded or backed by us, any of the directors, substantial shareholders, chief executives of ours or any of our subsidiaries or any of their respective close associates (as defined in the Hong Kong Listing Rules) or any of the underwriters;

•
you and your ultimate beneficial owners are not a core connected person or person who will become a core connected person of our Company immediately upon completion of the Global Offering, the subscription for Offer Shares by you or any person on whose behalf you may be acting is not financed directly or indirectly by any of our core connected persons, and you or any person on whose behalf you may be acting is not taking instructions from any of our core connected persons in making this subscription for Offer Shares;

•
you and your ultimate beneficial owners are not (a) person(s) who is/are accustomed to take instructions from any of our core connected persons (as defined in the Hong Kong Listing Rules) in relation to the acquisition, disposal, voting or any other disposition of our securities;

•
whether you acquire the Offer Shares on your own behalf or as a fiduciary or agent, the Offer Shares are acquired only for the purpose of investment;

•
you will require any person for whose accounts you are purchasing our Offer Shares and any person to whom you may offer or sell any of our Offer Shares to comply with the provisions of this section;

•
you and your ultimate beneficial owners have not applied for, and will not apply for, any Hong Kong offer shares;

•
you are not a connected client (as defined in Appendix 6 to the Hong Kong Listing Rules) of any of the underwriters;

•
if you are a Hong Kong purchaser, your business involves the acquisition and disposal, or the holding, of securities (whether as principal or as agent) and you fall within the category of persons described as “professional investors” under the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder;

•
you have received a copy of this prospectus and have not relied on any information, representation or warranty provided or made by or on behalf of the international underwriters, us, or any other party involved in the international offering other than information contained in this prospectus, and that none of the international underwriters, their respective affiliates, and their respective officers, agents and employees will be liable for any information or omission in this prospectus, and you are responsible for making your own examination of our Company and your own assessment of the merits and risks of investing in the Offer Shares;

•
you and your ultimate beneficial owners will comply with all laws, regulations and restrictions (including the selling restrictions contained in this prospectus) which may be applicable in your and your ultimate beneficial owners’ jurisdiction and you and your ultimate beneficial owners have obtained or will obtain any consent, approval or authorization required for you and your ultimate beneficial owners to subscribe for and accept delivery of our Offer Shares and you acknowledge and agree that none of us, our affiliates and the international underwriters and their respective affiliates shall have any responsibility in this regard;

•
you and your ultimate beneficial owners will comply with all guidelines issued by, and all requirements of, the Securities and Futures Commission of Hong Kong (the “SFC”) and the Hong Kong Stock Exchange in relation to subscription and placings (including but not limited to the Hong Kong Listing Rules) and provide all information as may be required by the regulatory bodies, including, without limitation, the Hong Kong Stock Exchange and the SFC, and in particular, the details set out in Appendix 6 to the Hong Kong Listing Rules and information required to satisfy conditions under any waiver or consent. You acknowledge that failure to provide information required by the regulatory bodies may subject you to prosecution and you undertake to fully indemnify the international underwriters and us for any non-compliance with the Hong Kong Listing Rules and all applicable laws and regulations;

•
you had at all material times and still have full power and authority to enter into the contract to subscribe for or purchase our Offer Shares for your own account or for the account of one or more persons for whom you exercise investment discretion and your agreement to do so constitutes your valid and legally binding obligation and is enforceable in accordance with its terms;

•
you will not copy or otherwise distribute this prospectus to any third party;

•
you will on demand indemnify and keep indemnified us, our affiliates, officers, agents and employees and the international underwriters and their respective affiliates, officers, agents and employees for losses or liabilities incurred by any of the foregoing arising out of or in connection with any breach of either the selling restrictions, or your agreement to subscribe for or acquire your allocated Offer Shares, or any other breach of your obligations or representations hereunder; and

•
(A) we, the international underwriters and others will rely upon the truth and accuracy of your acknowledgments, representations, warranties and agreements set out above, (B) if any of the representations or warranties deemed to have been made by you by virtue of your purchase of the Offer Shares are no longer accurate, you will promptly notify us and the international underwriters, and (C) if you are acquiring any of the Offer Shares as a fiduciary or agent for one or more accounts, you have sole investment discretion with respect to each such account and have full power to make the foregoing acknowledgments, representations, warranties and agreements on behalf of each such account.
Japan
The Class A ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Kingdom of Saudi Arabia
This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority of the Kingdom of Saudi Arabia (the “Capital Market Authority”).
The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus.
Prospective purchasers of the Class A ordinary shares under the international offering offered hereby should conduct their own due diligence on the accuracy of the information relating thereto. If you do not understand the contents of this prospectus, you should consult an authorized financial adviser.
Korea
The Class A ordinary shares have not been and will not be registered with the Financial Services Commission of Korea for public offering in Korea under the Financial Investment Services and Capital Markets Act (the “FSCMA”), and none of the Class A ordinary shares may be offered, sold or delivered, or offered or sold to any person for re-offering or resale, directly or indirectly in Korea or to any resident of Korea except pursuant to applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law (the “FETL”) and the decrees and regulations thereunder. Furthermore, the Class A ordinary shares may not be resold to Korean residents unless the purchaser of the Class A ordinary shares complies with all applicable regulatory requirements (including, but not limited to, governmental approval requirements under the FETL and its subordinate decrees and regulations) in connection with the purchase of the Class A ordinary shares.
Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the Class A ordinary shares has been or will be registered with the Securities Commission of Malaysia, or Commission, for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares may not be circulated or distributed, nor may the Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the Class A ordinary shares as principal, if the offer is on terms that the Class A ordinary shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the Class A ordinary shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any Class A ordinary shares requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A ordinary shares may not be circulated or distributed, nor may the Class A ordinary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the Class A ordinary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(i)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(ii)
a trust (where the trustee is not an accredited investor) the sole purpose of which is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Class A ordinary shares pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

In addition, investors in Singapore should note that the Class A ordinary shares acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their Class A ordinary shares.

State of Kuwait
The Class A ordinary shares have not been registered, authorized or approved for offering, marketing or sale in the State of Kuwait pursuant to Securities and Investment Funds Law of Kuwait No. 31/1990, as amended, and its executive bylaw, and as such the Class A ordinary shares shall not be offered or sold in the State of Kuwait. Interested investors from the State of Kuwait who approach us or any of the underwriters acknowledge this restriction and that this prospectus and any related materials shall be subject to all applicable foreign laws and rules; therefore, such investors must not disclose or distribute such materials to any other person.
Switzerland
The Class A ordinary shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange Ltd. (“SIX”) or any other stock exchange or other regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance of prospectuses under Article 652a or Article 1156 of the Swiss Code of Obligations or disclosure standards for listing prospectuses under Article 27 et seqq. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A ordinary shares or the offering thereof may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this prospectus nor any other offering or marketing material relating to the offering of the Class A ordinary shares, us or the Class A ordinary shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of the Class A ordinary shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the Class A ordinary shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the Class A ordinary shares.
PRC
This prospectus has not been and will not be circulated or distributed in the PRC, and the Class A ordinary shares may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any residents of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, the PRC does not include Taiwan, Hong Kong or Macau.
Taiwan
The Class A ordinary shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Class A ordinary shares in Taiwan.
Qatar
This prospectus is not intended to constitute an offer, sale or delivery of shares or other securities under the laws of the State of Qatar including the rules and regulations of Qatar Financial Centre Authority (“QFCA”) or the Qatar Financial Centre Regulatory Authority (“QFCRA”). The Class A ordinary shares have not been and will not be listed on the Qatar Exchange and are not subject to the rules and regulations of the DSM Internal Regulations applying to the Qatar Exchange, the Qatar Financial Markets Authority (“QFMA”), the Qatar Central Bank (“QCB”), the QFCA or the QFCRA, or any laws of the State of Qatar.
This prospectus has not been and will not be:
(i)
lodged or registered with, or reviewed or approved by the QFCA, the QFCRA, the QCB or the QFMA; or

(ii)
authorized or licensed for distribution in the State of Qatar, and the information contained in this prospectus does not, and is not intended to, constitute a public or general offer or other invitation in respect of shares or other securities in the State of Qatar or the QFC.

The offer of the Class A ordinary shares and interests therein do not constitute a public offer of securities in the State of Qatar under the Commercial Companies Law No. (5) of 2002 (as amended) or otherwise under any laws of the State of Qatar, including the rules and regulations of the QFCA or QFCRA.
The Class A ordinary shares are only being offered to a limited number of investors who are willing and able to conduct an independent investigation of the risks involved in an investment in such shares. No transaction will be concluded in the jurisdiction of the State of Qatar (including the jurisdiction of the Qatar Financial Centre). We are not regulated by the QCB, QFMA, QFC Authority, QFC Regulatory Authority or any other government authority in State of Qatar. We do not, by virtue of this prospectus, conduct any business in the State of Qatar. Our company is an entity regulated under laws outside the State of Qatar.
United Arab Emirates
The Global Offering has not been approved or licensed by the UAE Central Bank or any other relevant licensing authority in the United Arab Emirates (including the Dubai International Financial Centre), and does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise. Accordingly, the Class A ordinary shares may not be offered to the public in the United Arab Emirates (including the Dubai International Financial Centre).
The Class A ordinary shares may be offered, and this prospectus may be issued, only to a limited number of investors in the United Arab Emirates (including the Dubai International Financial Centre) who qualify as sophisticated investors under the relevant laws of the United Arab Emirates (and the Dubai International Financial Centre). The Class A ordinary shares will not be offered, sold, transferred or delivered to the public in the United Arab Emirates (including the Dubai International Financial Centre).
United Kingdom
In relation to the United Kingdom (“UK”) no Offer Shares have been offered or will be offered, pursuant to any offers contemplated in this prospectus, to the public in the UK, except under the following exemptions under Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “UK Prospectus Regulation”):
a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under in Article 2 of the UK Prospectus Regulation), in the United Kingdom. subject to obtaining the prior consent of the International Underwriters for any such offer; or

c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of Offer Shares shall require the publication by us, the international underwriters of a prospectus pursuant to Section 85 of the FSMA or of a supplement to a prospectus pursuant to Article 23 of the UK Prospectus Regulation. Each person in the UK who initially acquires the Offer Shares or to whom any offer is made will be deemed to have represented, warranted and agreed that:
i.
it is a “qualified investor” as defined in the UK Prospectus Regulation; and

ii.
in the case of any the Offer Shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that (i) the Offer Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the UK Prospectus Regulation, or in circumstances in which the prior consent of the Overall Coordinators has been given to the offer or resale; or (ii) where such Offer Shares have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of the Offer Shares falls within one of the exemptions listed in section 86 of the FSMA.
For the purposes of this provision, the expression an “offer of the Offer Shares to the public” in relation to any of the Offer Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and the Offer Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Offer Shares, and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
This prospectus and any other material in relation to the Offer Shares described herein is directed only at, and available only to, and will be engaged only with (investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) (the “Order”) or (ii) high net-worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Articles 49(2)(a) to (d) of the Order, and/or (iii) other persons to whom it may lawfully be communicated (all such persons together being referred to as “relevant persons”). The Offer Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. This prospectus is only directed at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it or any of its contents.

CONVERSION BETWEEN ADSS AND CLASS A ORDINARY SHARES
In connection with the Hong Kong Public Offering, we have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar.
As described in further detail below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares. To facilitate deposits of Class A ordinary shares with the depositary for delivery of ADSs for trading on the Nasdaq and surrender of ADSs to the depositary for cancelation and delivery of Class A ordinary shares for trading on the Stock Exchange, we intend to move all our Class A ordinary shares represented by the ADSs from our Cayman share register to our Hong Kong share register.
DEPOSITARY
The depositary for our ADSs is Deutsche Bank Trust Company Americas, or the Depositary, whose office is located at 1 Columbus Circle, New York, NY10019, the United States. The certificated ADSs are evidenced by certificates referred to as ADR that are issued by the Depositary.
Every ADS represents ownership interests in three Class A ordinary shares, and any and all securities, cash or other property deposited with the Depositary in respect of such Class A ordinary shares but not distributed to ADS holders.
ADSs may be held either (i) directly (a) by having an ADR registered in the holder’s name or (b) by holding in the DRS, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the Depositary to the ADS holders entitled thereto, or (ii) indirectly through the holder’s broker or other financial institution. The following discussion regarding ADSs assumes the holder holds its ADSs directly. If a holder holds the ADSs indirectly, it must rely on the procedures of its broker or other financial institution to assert the rights of ADS holders described in this section. If applicable, you should consult with your broker or financial institution to find out what those procedures are.
We do not treat ADS holders as shareholders, and ADS holders have no shareholders rights. Cayman Islands laws govern shareholders rights. Because the Depositary actually holds the legal title to the Class A ordinary shares represented by ADSs (through the Depositary’s custodian), ADS holders must rely on it to exercise the rights of shareholders. The obligations of the Depositary are set out in the deposit agreement, among us, the Depositary, and our ADS holders and beneficial owners as amended from time to time. The deposit agreement and the ADRs evidencing ADSs are governed by the law of the State of New York.
Converting Class A Ordinary Shares Traded in Hong Kong to ADSs
An investor who holds Class A ordinary shares registered in Hong Kong and intends to convert them to ADSs to trade on Nasdaq must deposit or have his/her/its broker deposit the Class A ordinary shares with the custodian in exchange for ADSs. A deposit of Class A ordinary shares traded in Hong Kong in exchange for ADSs involves the following procedures:
•
If Class A ordinary shares have been deposited within CCASS, the investor must transfer such Class A ordinary shares to the Depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and deliver to the custodian instructions for the issuance and delivery of the corresponding ADSs.

•
If Class A ordinary shares are held outside CCASS, the investor must arrange to deposit the Class A Ordinary Shares into CCASS for delivery to the Depositary’s account with the custodian within CCASS and must deliver to the custodian instructions for the issuance and delivery of the corresponding ADSs.

•
Upon payment of its fees and expenses and of any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the

Depositary will issue the corresponding number of ADSs and will deliver the ADSs as instructed by the depositary party.
For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally take two Business Days, provided that the investor has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 Business Days or more to complete. Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS issuances. The investor will be unable to trade the ADSs until the ADSs issuance procedures are completed.
Converting ADSs to Class A Ordinary Shares Traded in Hong Kong
An investor who holds ADSs and intends to convert them to Class A ordinary shares to trade on the Stock Exchange must cancel the ADSs the investor holds and withdraw the underlying Class A ordinary shares from our ADS program and cause his/her/its broker or other financial institution to trade such Class A ordinary shares on the Stock Exchange.
An investor who holds ADSs indirectly through a broker or other financial institution should follow the procedures of the broker or other financial institution and instruct the broker or other financial institution to arrange for cancelation of the ADSs and withdrawal of the underlying Class A ordinary shares from the Depositary’s account with the custodian within CCASS to the investor’s Hong Kong stock account. For investors holding ADSs directly, the following steps must be taken:
•
To withdraw Class A ordinary shares from our ADS program, an investor who holds ADSs may turn in such ADSs to the Depositary (and the applicable ADR(s) if the ADSs are held in certificated form) and send an instruction to cancel such ADSs to the Depositary.

•
Upon payment or net of its fees and expenses and any taxes or charges, such as stamp duties or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the Depositary will cancel the ADSs and instruct the custodian to deliver Class A ordinary shares underlying the canceled ADSs to the CCASS account designated by the investor.

•
If the investor prefers to receive Class A ordinary shares outside CCASS, he/she/it must receive Class A ordinary shares in CCASS first and then arrange for withdrawal of the Class A ordinary shares from CCASS. The investor can then obtain a transfer form signed by HKSCC Nominees (as the transferor) and register Class A ordinary shares in its own name with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally take two Business Days, provided that the investor has provided timely and complete instructions.
For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 Business Days or more to complete. The investor will be unable to trade the Class A ordinary shares on the Stock Exchange until the procedures are completed.
Temporary delays may arise. For example, the transfer books of the Depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for Class A ordinary shares in a CCASS account is subject to there being a sufficient number of Class A ordinary shares on the Hong Kong share register to facilitate a withdrawal from our ADS program directly into CCASS. We are not under any obligation to maintain or increase the number of Class A ordinary shares on the Hong Kong share register to facilitate such withdrawals.
Depositary Requirements
Before the Depositary delivers ADSs or permits withdrawal of Class A ordinary shares, the Depositary may require:
•
production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•
compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including completion and presentation of transfer documents.

The Depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the Depositary or our Hong Kong share registrar or Cayman share registrar are closed or at any time if the Depositary or we determine it advisable to do so, subject to such refusal complying with U.S. federal securities laws.
All costs attributable to the transfer of shares to effect a withdrawal from or deposit of Class A ordinary shares into our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and ADSs should note that our Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.
LANGUAGE
If there is any inconsistency between the English version of this prospectus and the Chinese translation of this prospectus, the English version of this prospectus shall prevail unless otherwise stated. For ease of reference, the names of Chinese laws and regulations, government authorities, institutions, natural persons or entities have been included in this prospectus in both the Chinese and English languages. In the event of any inconsistency, the Chinese version shall prevail.
ROUNDING
Certain amounts and percentage figures, such as share ownership and operating data, included in this prospectus may have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

EXPENSES RELATED TO THE GLOBAL OFFERING
Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with the Global Offering. With the exception of the SEC registration fee and the FINRA filing fee, all amounts are estimates.
SEC Registration Fee	US$
FINRA Filing Fee
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	US$

LEGAL MATTERS
We are being represented by Cooley LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Latham & Watkins LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares represented by the ADSs offered in the Global Offering and other certain legal matters as to Cayman Islands law will be passed upon for us by Travers Thorp Alberga. Certain legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Han Kun Law Offices. Cooley LLP may rely upon Travers Thorp Alberga with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Latham & Watkins LLP may rely upon Han Kun Law Offices with respect to matters governed by PRC law.

EXPERTS
The consolidated financial statements of WeRide Inc. as of December 31, 2023 and 2024, and for each of the years in the three-year period ended December 31, 2024, have been included herein and in the registration statement in reliance upon the report of KPMG Huazhen LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
The registered business address of KPMG Huazhen LLP is 8th Floor, KPMG Tower, Oriental Plaza 1 East Chang An Avenue, Beijing 100738, the People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying Class A ordinary shares represented by the ADSs to be sold in the Global Offering. We have also filed a related registration statement on Form F-6 with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and the ADSs.
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and Section 16 short swing profit reporting for our officers and directors and for holders of more than 10% of our ordinary shares.
All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

WERIDE INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
WeRide Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of WeRide Inc. and subsidiaries (the Company) as of December 31, 2023 and 2024, the related consolidated statements of profit or loss, profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG Huazhen LLP
We have served as the Company’s auditor since 2022.
Beijing, China
March 25, 2025

Consolidated Statements of Profit or Loss
(Expressed in thousands of Renminbi (“RMB”), except for per share data)
		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB44,973, RMB10,218 and RMB2,840 for the years ended December 31, 2022, 2023 and 2024, respectively)		337,717	54,190	87,710
Service revenue (including service revenue from related parties of RMB9,083, RMB38,288 and RMB29,397 for the years ended December 31, 2022, 2023 and 2024, respectively)		189,826	347,654	273,424
Total revenue	5	527,543	401,844	361,134
Cost of revenue
Cost of goods sold (including cost of goods sold from related parties of RMB111,694, RMB10,788 and RMB9,119 for the years ended December 31, 2022, 2023 and 2024, respectively)		(192,523)	(34,138)	(71,716)
Cost of services (including cost of services from a related party of RMB13,175, RMB50,743 and RMB21,133 for the years ended December 31, 2022, 2023 and 2024, respectively)		(102,475)	(184,230)	(178,703)
Total cost of revenue	7	(294,998)	(218,368)	(250,419)
Gross profit		232,545	183,476	110,715
Other net income	6	19,296	15,750	16,491
Research and development expenses (including research and development expenses from a related party of RMB17,099, RMB60,789 and RMB68,922 for the years ended December 31, 2022, 2023 and 2024, respectively)	7	(758,565)	(1,058,395)	(1,091,357)
Administrative expenses	7	(237,236)	(625,369)	(1,138,802)
Selling expenses	7	(23,574)	(41,447)	(53,566)
Impairment loss on receivables and contract assets (including impairment loss of RMB1,234, RMB1,292 and RMB160 on receivables from related parties for the years ended December 31, 2022, 2023 and 2024, respectively)	31(a)	(11,696)	(40,217)	(28,664)
Operating loss		(779,230)	(1,566,202)	(2,185,183)
Net foreign exchange gain		20,209	7,052	27,880
Interest income		36,111	132,042	176,902
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	31(e)	7,731	42,960	(61,834)
Other finance costs	8	(4,202)	(3,490)	(3,451)
Inducement charges of warrants	27(i)	(125,213)	—	—
Fair value changes of financial liabilities measured at FVTPL	27	25,308	(4,549)	—
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	23(a)(b)	(479,210)	(554,048)	(465,254)
Loss before taxation		(1,298,496)	(1,946,235)	(2,510,940)
Income tax	9(a)	—	(2,866)	(5,868)
Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)
Loss attributable to shareholders of the Company		(1,298,496)	(1,949,101)	(2,516,808)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	10(a)(ii)	(11.08)	(16.86)	(8.54)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Profit or Loss and Other Comprehensive Income
(Expressed in thousands of RMB)
		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)
Other comprehensive income for the year (net of nil tax):
Items that will not be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations		(177,575)	(73,323)	38,364
Other comprehensive income for the year		(177,575)	(73,323)	38,364
Total comprehensive income for the year		(1,476,071)	(2,022,424)	(2,478,444)
Total comprehensive income attributable to shareholders of the Company		(1,476,071)	(2,022,424)	(2,478,444)
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position
(Expressed in thousands of RMB)
		As of December 31,
	Note	2023	2024
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	11	98,574	178,179
Right-of-use assets	12	51,658	73,564
Intangible assets	13	24,594	21,664
Goodwill	14	44,758	44,758
Restricted cash–non-current	15	1,575	9,669
Deferred tax assets	9(b)	1,994	997
Financial assets at FVTPL–non-current	20	—	56,919
Other non-current assets	19	21,082	20,025
		244,235	405,775
Current assets
Inventories	16	218,220	204,705
Contract assets	17(a)	82,826	28,005
Trade receivables	18	266,933	252,607
Prepayments and other receivables	18	192,530	197,652
Prepayments to and amounts due from related parties	34(d)	26,923	26,618
Financial assets at FVTPL–current	20	317,042	1,685,146
Time deposits	21(a)	2,550,279	620,148
Cash and cash equivalents	21(a)	1,661,152	4,268,300
Restricted cash–current	15	10,194	4,814
Subscription receivables	23(a)	43,924	—
		5,370,023	7,287,995
Total assets		5,614,258	7,693,770
EQUITY
Class A ordinary shares	29(a)	—	54
Class B ordinary shares	29(a)	—	4
Ordinary shares	29(a)	8	—
Series Seed-1 Preferred Shares	29(a)	5	—
Series Seed-2 Preferred Shares	29(a)	4	—
Series A Preferred Shares	29(a)	6	—
Share premium		1,104,120	12,750,598
Reserves	29(b)	2,110,151	2,946,715
Accumulated losses		(6,114,544)	(8,631,352)
Treasury shares	29(c)	(151,668)	—
Total (deficit)/equity		(3,051,918)	7,066,019
The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position (Continued)
(Expressed in thousands of RMB)
		As of December 31,
	Note	2023	2024
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities–non-current	22	22,309	26,059
Put option liabilities–non-current	24	40,449	—
Long-term bank loan	28	—	50,040
Deferred tax liabilities	9(b)	5,483	4,486
Other non-current liabilities	25	6,522	4,677
		74,763	85,262
Current liabilities
Short-term bank loans	28	—	30,019
Trade payables	26	16,962	20,713
Preferred shares and other financial instruments subject to redemption and other preferential rights	23	8,181,722	—
Other payables, deposits received and accrued expenses	26	271,306	397,755
Contract liabilities	17(b)	12,498	4,476
Lease liabilities–current	22	31,098	36,900
Amounts due to related parties	34(d)	77,827	9,450
Put option liabilities–current	24	—	41,099
Income taxes payable		—	2,077
		8,591,413	542,489
Net current (liabilities)/assets		(3,221,390)	6,745,506
Total liabilities		8,666,176	627,751
Total equity and liabilities		5,614,258	7,693,770

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity
(Expressed in thousands of RMB)
	Note	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share- based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))

Balance as of January 1, 2022		7	5	4	6	1,046,621	73,265	16,251	823,753	(2,834,180)	(91,841)	(966,109)
Changes in equity for 2022
Loss for the year		—	—	—	—	—	—	—	—	(1,298,496)	—	(1,298,496)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(177,575)	—	—	—	(177,575)
Total comprehensive income		—	—	—	—	—	—	(177,575)	—	(1,298,496)	—	(1,476,071)
Share-based compensation expenses	7(i)	—	—	—	—	—	325,429	—	—	—	—	325,429
Exercise of warrants to subscribe for convertible redeemable preferred shares	27	—	—	—	—	—	—	—	79,512	—	—	79,512
Issuance of new ordinary shares	29(a)(iv)	1	—	—	—	13,442	—	—		—	—	13,443
Repurchase of ordinary shares	29(c)	—	—	—	—	—	—	—	—	—	(44,442)	(44,442)
Repurchase of redeemable preferred shares	29(c)	—	—	—	—	—	—	—	—	—	(20,358)	(20,358)
Sales of treasury shares	29(c)	—	—	—	*	1,507	—	—	—	—	4,973	6,480
		1	—	—	—	14,949	325,429	—	79,512	—	(59,827)	360,064
Balance as of December 31, 2022		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)

*
Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)
(Expressed in thousands of RMB)
	Note	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share- based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2023		8	5	4	6	1,061,570	398,694	(161,324)	903,265	(4,132,676)	(151,668)	(2,082,116)
Changes in equity for 2023
Loss for the year		—	—	—	—	—	—	—	—	(1,949,101)	—	(1,949,101)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(73,323)	—	—	—	(73,323)
Total comprehensive income		—	—	—	—	—	—	(73,323)	—	(1,949,101)	—	(2,022,424)
Share-based compensation expenses	7(i)	—	—	—	—	—	931,784	—	—	—	—	931,784
Exercise of warrants to subscribe for non-redeemable preferred shares	27, 29(a)(v)	—	—	—	*	31	—	—	111,055	—	—	111,086
Deemed distribution to a preferred shareholder	27	—	—	—	—	—	—	—	—	(32,767)	—	(32,767)
Issuance of ordinary shares	29(a)(v)	—	—	—	—	42,519	—	—	—	—	—	42,519
		—	—	—	—	42,550	931,784	—	111,055	(32,767)	—	1,052,622
Balance as of December 31, 2023		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)

*
Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (Continued)
(Expressed in thousands of RMB)
	Note	Class A ordinary shares	Class B ordinary shares	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
		(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(a))	(Note 29(b)(i))	(Note 29(b)(ii))	(Note 29(b)(iii))		(Note 29(c))
Balance as of January 1, 2024		—	—	8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)
Changes in equity for 2024
Loss for the year		—	—	—	—	—	—	—	—	—	—	(2,516,808)	—	(2,516,808)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	—	—	38,364	—	—	—	38,364
Total comprehensive income		—	—	—	—	—	—	—	—	38,364	—	(2,516,808)	—	(2,478,444)
Share-based compensation expenses	7(i)	—	—	—	—	—	—	—	1,187,867	—	—	—	—	1,187,867
Issuance of ordinary shares to settle vested restricted share units (“RSUs”)	29(a)(vi)	—	—	6	—	—	—	(6)	—	—	—	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	34(c)	—	—	—	—	—	—	—	(394,195)	—	—	—	—	(394,195)
Bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	29(a)(vii)	—	—	1	—	—	—	—	—	—	—	—	—	1
Cancellation of other financial instruments issued to an investor	21(e)(vi)	—	—	—	—	—	—	—	—	—	4,528	—	—	4,528
Cancellation of treasury shares	29(c)	(1)	—	—	—	—	—	(151,667)	—	—	—	—	151,668	—
Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option, net of commissions and other listing expenses	29(a)(ix)	6	—	—	—	—	—	3,149,258	—	—	—	—	—	3,149,264
Re-designation before the completion of the IPO	29(a)(viii)	11	4	(15)	—	—	—	—	—	—	—	—	—	—
Conversion of preferred shares into Class A and Class B ordinary shares	29(a)(x)	38	*	—	(5)	(4)	(6)	8,648,893	—	—	—	—	—	8,648,916
		54	4	(8)	(5)	(4)	(6)	11,646,478	793,672	—	4,528	—	151,668	12,596,381
Balance as of December 31, 2024		54	4	—	—	—	—	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	—	7,066,019

*
Represents amounts less than RMB1,000.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows
(Expressed in thousands of RMB)
		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Operating activities
Cash used in operations	21(b)	(670,381)	(472,024)	(589,804)
Income tax paid		—	(2,866)	(3,791)
Net cash used in operating activities		(670,381)	(474,890)	(593,595)
Investing activities
Payments for purchase of property and equipment		(80,812)	(36,650)	(84,004)
Payments for purchase of intangible assets	13	(1,881)	(304)	(1,504)
Proceeds from disposal of property, equipment and intangible assets		2,166	1,903	1,060
Purchase of time deposits		(1,487,859)	(2,915,337)	(3,257,020)
Proceeds from maturity of time deposits		477,360	1,454,366	5,156,836
Payments for purchase of financial assets at FVTPL	31(e)	(2,041,173)	(1,965,328)	(1,807,527)
Proceeds from sales of financial assets at FVTPL	31(e)	929,785	2,925,265	324,791
Payment for loans to employees	18	—	(10,859)	(14,236)
Proceeds from collection of a loan to an employee	18	—	—	7,109
Net cash (used in)/generated from investing activities		(2,202,414)	(546,944)	325,505
Financing activities
Proceeds from issuance of ordinary shares	29(a)	13,442	42,519	1
Proceeds from initial public offering and exercise of the over-allotment option, net of commissions		—	—	3,170,810
Proceeds from issuance of non-redeemable preferred shares	29(a)	—	31	—
Proceeds from sales of treasury shares	29(c)	6,480	—	—
Proceeds from issuance of preferred shares and other financial instruments subject to redemption and other preferential rights	21(c)	2,163,410	485,262	—
Proceeds from issuance of financial liabilities measured at FVTPL	21(c)	143,829	—	—
Payment of capital element of lease liabilities	21(c)	(34,448)	(38,163)	(44,976)
Payment of interest element of lease liabilities	21(c)	(3,574)	(2,853)	(2,276)
Payment of listing expenses relating to the initial public offering		(284)	(720)	(4,342)
Payment of repurchase of redeemable preferred shares	23(b)29(c)	(59,825)	—	—
Payment for repurchase of ordinary shares	29(c)	(44,442)	—	—
Repayment of subscription price for the financial instruments subject to redemption and other preferential rights	23(a)	—	(39,122)	—
Proceeds from receipts of subscription price for the convertible redeemable preferred shares	23(a)	—	—	19,319
Payment of withholding tax arising from the settlement of vested RSUs	34(c)	—	—	(394,195)
Proceeds from bank loans	21(c)	—	—	80,000
Payment of interest of bank loans	21(c)	—	—	(466)
Advances to a management personnel		—	—	(1,425)
Proceeds from collection of the advances to a management personnel		—	—	1,425
Net cash generated from financing activities		2,184,588	446,954	2,823,875
Net (decrease)/increase in cash and cash equivalents		(688,207)	(574,880)	2,555,785
Cash and cash equivalents as of January 1	21(a)	2,725,568	2,233,691	1,661,152
Effect of foreign exchange rate changes		196,330	2,341	51,363
Cash and cash equivalents as of December 31	21(a)	2,233,691	1,661,152	4,268,300
The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated)
1 General information and basis of presentation
(a) General information
WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.
The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are in the People’s Republic of China (the “PRC”).
(b) VIE reorganization
Historically, the Company conducted its surveying and mapping in internet mapping service category and held the relevant license through Guangzhou Jingqi Technology Co., Ltd. (“Guangzhou Jingqi” or the former “VIE”) and its subsidiaries prior to March 2023. The Company had control over the former VIE via a series of contractual arrangements (“VIE Arrangements”). The directors of the Company consider that the VIE Arrangements were in compliance with the relevant PRC laws and regulations and were legally binding and enforceable. In March 2023, the Group acquired 100% equity interest of the former VIE and its subsidiaries at the consideration of RMB0.6 million and the previous VIE Arrangements were terminated. Since March 2023, the Company controls the former VIE and its subsidiaries through legal ownership interests and the former VIE and its subsidiaries accounted for as consolidated subsidiaries of the Company.
(c) Former VIE
Prior to the Reorganization as described in Note 1(b), the Group was engaged in surveying and mapping businesses through the former VIE and its subsidiaries.
The recognized and unrecognized revenue-producing assets that were held by the former VIE primarily consisted of property and equipment, assembled workforce and the Internet Content Provider (“ICP”) licenses. The equity interests of Guangzhou Jingqi were legally held by three individuals, including 1) Dr. Tony Xu Han, the co-founder and controlling shareholder, chairman of the Board of Directors and Chief Executive Officer (“CEO”); 2) Mr. Li Zhang, the former Chief Operation Officer (“former COO”); and 3) Mr. Hua Zhong, the senior Vice President of Engineering. All the individual shareholders of the former VIE were collectively referred to as “Nominee Shareholders” and acted as Nominee Shareholders of Guangzhou Jingqi on behalf of Guangzhou Wenyuan Zhixing Technology Co., Ltd. (“Guangzhou Wenyuan”), the Company’s wholly owned subsidiary (“WFOE”). VIE Agreements, including Powers of Attorney, Exclusive Technology Consulting and Service Agreement, Equity Interest Pledge Agreement, Exclusive Option Agreement and Spousal Consent Letters, were entered into among the WFOE, the former VIE and the Nominee Shareholders. Pursuant to the VIE Agreements, Nominee Shareholders had granted all their legal rights, including voting rights and disposition rights of their equity interests in the former VIE, to the WFOE. The Nominee Shareholders did not participate significantly in income and loss and did not have the power to direct the activities of the former VIE that most significantly impact their returns. Accordingly, the former VIE was considered as variable interest entity.
Under the VIE Agreements, the Company had the power to direct the management, financial and operating policies of the former VIE, had exposure or rights to variable returns from its involvement with the former VIE, and had the ability to use its power over the former VIE to affect the amount of the returns. As a result, the former VIE had been accounted for as consolidated subsidiary of the Company.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
1 General information and basis of presentation (Continued)
The principal terms of the VIE Agreements were further described below.
1) Powers of Attorney
Pursuant to the powers of attorney executed by the Nominee Shareholders of the former VIE, each of the Nominee Shareholders of the former VIE irrevocably authorized the WFOE to act as their attorney-in-fact to exercise all of the rights as a shareholder, including, but not limited to, the right to (i) attend shareholders’ meeting and sign the relevant resolutions on behalf of the shareholder, (ii) exercise all shareholder’s rights under PRC laws and the articles of association of the former VIE, such as the voting right, the rights to sale, transfer, pledge and dispose of all or part of the shareholder’s equity interest in the former VIE, and (iii) designate and appoint the former VIE’s legal representative, chairman of the board of directors, director, general manager and other senior management members on behalf of the shareholder. The powers of attorney remained effective until such shareholder ceased to be a shareholder of the former VIE.
2) Equity Interest Pledge Agreements
Pursuant to equity interest pledge agreement, the Nominee Shareholders of the former VIE had pledged 100% equity interests in the former VIE to the WFOE to guarantee the performance of the obligations by the former VIE and the Nominee Shareholders under the exclusive technology consulting and service agreement, the exclusive option agreement and the powers of attorney. If events of default occur, the WFOE, as the pledgee, to the extent permitted by PRC laws, may exercise the right to enforce the pledge, provided that a written notice is delivered. The Nominee Shareholders of the former VIE also covenanted that, without the prior written consent of the WFOE, they shall not transfer the pledged equity interests, create or allow any new pledge or other encumbrance of other type on the pledged equity interests.
3) Spousal Consent
Pursuant to the spousal consent letters, each of the spouses of the applicable Nominee Shareholders of the former VIE acknowledged and confirmed the execution of the relevant equity interest pledge agreement, exclusive option agreement and powers of attorney, and unconditionally and irrevocably agreed that the equity interest in the former VIE held by and registered in the name of their respective spouse would be disposed of pursuant to these agreements. In addition, each of them agreed not to assert any rights over the equity interest in the former VIE held by their respective spouses. In addition, in the event that any of them obtained any equity interest in the former VIE held by their respective spouses for any reason, such spouses agreed to be bound by similar obligations and agreed to enter into similar contractual arrangements, as amended and restated from time to time.
4) Exclusive Technology Consulting and Service Agreement
Pursuant to the exclusive technology consulting and service agreement, the WFOE had the exclusive right to provide the former VIE with technology consulting and services, including but not limited to technology research and development, technology application and implementation, staff training and technology consultations. Without the WFOE’s prior written consents, the former VIE may not accept the same or similar service contemplated by the agreement provided by any third party during the term of the agreement. The former VIE agreed to pay the WFOE consulting and service fees at the total amount of the pre-tax profit, after deducting the necessary expenses, costs for business operations generated by the former VIE, or an amount that is adjusted in accordance with the WFOE’s sole discretion based on the services and technologies provided by the former VIE, the operating conditions and the plans of business development of the former VIE. To guarantee the former VIE’s performance, the Nominee Shareholders of the former VIE had pledged all of their equity interests in the former VIE to the WFOE pursuant to the equity interest pledge agreement. The exclusive technology consulting and service agreement had a term of ten years upon the date of execution, which would be automatically extended for another ten years upon the date of expiration, unless terminated in writing by the WFOE.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
1 General information and basis of presentation (Continued)
5) Exclusive Option Agreement
Pursuant to the exclusive option agreement, each of the Nominee Shareholders of the former VIE had irrevocably granted the WFOE, or any person or persons designated by the WFOE, an exclusive option to purchase all or part of the equity interests in the former VIE held by the Nominee Shareholders. In addition, the former VIE had granted each of the Nominee Shareholders of the former VIE an exclusive option to purchase all or a part of the assets held by the former VIE. The WFOE or persons designated by the WFOE may exercise such options to purchase equity interests in the former VIE at the lowest price permitted under PRC laws, or assets of the former VIE at the lower of the net book value and the lowest price permitted under PRC laws. The Nominee Shareholders further undertook that, without the prior written consent of the WFOE, the former VIE would not, among other things, (i) supplement, change or amend the former VIE’s articles of association, (ii) increase or decrease the former VIE’s registered capital or change its structure of registered capital, (iii) sell, transfer, mortgage, dispose of, or allow any new pledge or other encumbrance of other types on any assets of the former VIE and any legal or beneficial interests in the business or revenues of the former VIE, (iv) enter into any material contracts, except in the ordinary course of business, or (v) merge or consolidate the former VIE with any other entity, acquire any other entity, or provide investment to any other entity. The exclusive option agreement would remain effective until all of the equity interests or assets of the former VIE have been transferred to the WFOE and/or their designated person.
The Group relied on the VIE Agreements to operate and control the former VIE. All the former VIE Agreements were governed by the PRC laws and provided for the resolution of disputes through arbitration in China. Accordingly, these agreements would be interpreted in accordance with the PRC laws and any disputes would be resolved in accordance with the PRC legal procedures. In the opinion of management, taking into account the legal opinion obtained from the Group’s PRC legal counsel, the contractual arrangements described above were valid, binding and enforceable upon each party to such arrangements in accordance with its terms and applicable PRC laws.
Summary financial information of the Group’s former VIE, inclusive of former VIE’s subsidiaries
The Group’s involvement with the former VIE under the VIE Agreements affected the Group’s consolidated financial position, results of operations and cash flows as indicated below.
The following consolidated revenue, net loss and cash flow information for the year ended December 31, 2022, have been included in the accompanying consolidated financial statements.
For the year ended December 31,
2022
RMB’000
Revenue	181,539
Loss for the year	(188,961)
Net cash used in operating activities	(68,652)
Net cash used in investing activities	(15,876)
Net cash used in financing activities	(638,252)
Net decrease in cash	(722,780)
Cash at the beginning of the year	764,207
Cash at the end of the year	41,427
During the year presented, the Company and its wholly-owned subsidiaries provided financial support to the former VIE that they were not previously contractually required to provide in the form of advances.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
1 General information and basis of presentation (Continued)
(d) Basis of preparation and presentation
The Group has adopted December 31 as its financial year end date. These consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards Accounting Standards (“IFRS” or “IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements were approved and authorised for issue by the Board of Directors on March 25, 2025. Material accounting policies adopted by the Group are disclosed in Note 2.
The IASB has issued a number of new and revised IFRS Accounting Standards that are first effective or available for early adoption for the annual accounting periods beginning on January 1, 2024. Note 1(e) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the year ended December 31, 2024 reflected in these consolidated financial statements. The new and revised accounting standards and interpretations issued but not yet effective for the accounting period beginning on January 1, 2024 are set out in Note 36.
The consolidated financial statements for the years presented comprise the Company, its subsidiaries and/or former VIE and its subsidiaries.
The measurement basis used in the preparation of these consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value as explained in the accounting policies set out below:
•
Other investments in securities (see Note 2(g)); and

•
Financial liabilities measured at FVTPL (see Note (2(s)).

The preparation of these consolidated financial statements in conformity with IFRS Accounting Standards requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Judgments made by management in the application of IFRS Accounting Standards that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in Note 3.
(e) Changes in accounting policies
The IASB has issued the following amendments to IFRS Accounting Standards that are first effective for the accounting period beginning on January 1, 2024 and the Group has applied these amendments to these consolidated financial statements for the current year:
•
Amendments to IFRS 16, Lease Liability in a Sale and Leaseback

•
Amendments to IAS 7, Statement of cash flows and IFRS 7, Financial instruments: Disclosures—Supplier finance arrangements

None of these developments have had a material effect on how the Group’s results and financial position for the accounting period beginning on January 1, 2024 have been prepared or presented.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies
(a) Subsidiaries
Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.
Intra-group balances and transactions, and any unrealized income and expenses (except for foreign currency transaction gains or losses) arising from intra-group transactions, are eliminated. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment. Changes in the Group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions.
When the Group loses control of a subsidiary, it derecognizes the assets and liabilities of the subsidiary and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in that former subsidiary is measured at fair value when control is lost.
In the Company’s statement of financial position, an investment in a subsidiary is accounted for using the equity method. It is initially recognized at cost, which includes transaction costs. Subsequently, the Company’s statement of financial position includes the Company’s share of the profit or loss and other comprehensive income (“OCI”) of the subsidiary, until the date on which the control is lost.
When the Company’s share of losses exceeds its interest in the subsidiary, the Company’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the subsidiary. For this purpose, the Company’s interest is the carrying amount of the investment under the equity method, together with any other long-term interests that in substance form part of the Company’s net investment in the subsidiary, after applying the ECL model to such other long-term interests where applicable (see Note 2(h)(i)).
(b) Business combination
The Group accounts for business combinations using the acquisition method when control is transferred to the Group. The consideration transferred in the acquisition is generally measured at fair value, as are the identifiable net assets acquired. Any goodwill that arises is tested annually for impairment (see Note 2(c)). Any gain on a bargain purchase is recognized in profit or loss immediately. Transaction costs are expensed as incurred, except if related to the issue of debt or equity securities. The consideration transferred does not include amounts related to the settlement of pre-existing relationships. Such amounts are generally recognized in profit or loss.
(c) Goodwill
Goodwill arising on acquisition of businesses is measured at cost less accumulated impairment losses and is tested annually for impairment (see Note 2(h)(ii)).
(d) Property and equipment
Property and equipment are stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)).
Gains or losses arising from the retirement or disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
Depreciation is calculated to write-off the cost of items of property and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:
–Leasehold improvement	Over the shorter of the useful lives of the assets or lease terms of the associated properties
–Machinery	3–5 years
–Motor vehicles	1–5 years
–Office equipment and electronic equipment	3–5 years
Depreciation methods, useful lives and residual values are reviewed annually and adjusted if appropriate.
(e) Leased assets
At inception of a contract, the Group assesses whether the contract is, or contains, a lease. This is the case if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.
As a lessee
Where the contract contains lease component(s) and non-lease component(s), the Group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.
At the lease commencement date, the Group recognizes a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the Group enters into a lease in respect of a low-value asset, the Group decides whether to capitalize the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalized are recognized as an expense on a systematic basis over the lease term.
Where the lease is capitalized, the lease liability is initially recognized at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortized cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.
The right-of-use asset recognized when a lease is capitalized is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see Note 2(h)(ii)). Depreciation is calculated to write-off the cost using the straight-line method over their estimated useful lives using shorter of the useful lives of the underlying assets or lease terms.
The initial fair value of refundable rental deposits is accounted for separately from the right-of-use assets in accordance with the accounting policy applicable to investments in debt securities carried at amortized cost. Any difference between the initial fair value and the nominal value of the deposits is accounted for as additional lease payments made and is included in the cost of right-of-use assets.
The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the Group’s estimate of the amount expected to be payable under a

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
residual value guarantee, or there is a change arising from the reassessment of whether the Group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The lease liability is also remeasured when there is a change in the scope of a lease or the consideration for a lease that is not originally provided for in the lease contract that is not accounted for as a separate lease. In this case the lease liability is remeasured based on the revised lease payments and lease term using a revised discount rate at the effective date of the modification.
In the consolidated statements of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the years presented. The Group presents right-of-use assets and lease liabilities separately in the consolidated statements of financial position.
(f) Intangible assets (other than goodwill)
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the resulting asset. Otherwise, it is recognized in profit or loss as incurred. Capitalized development expenditure is subsequently measured at cost less accumulated amortization and any accumulated impairment losses.
Other intangible assets, including patents and software, that are acquired by the Group and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses (see Note 2(h)(ii)). Expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.
Amortization is calculated to write off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, if any, and is generally recognized in profit or loss.
The estimated useful lives for the current and comparative periods are as follows:
–Software	5–10 years
–Patent	8 years
Amortization methods, useful lives and residual values are reviewed annually and adjusted if appropriate.
The useful life of patent is determined based on the period of validity of patent protected by the relevant laws after considering the period of the economic benefits to the Group, technical obsolescence and estimates of useful lives of similar assets.
(g) Other investments in securities
The Group’s policies for investments in securities, other than investments in subsidiaries, are set out below.
The investments are initially stated at fair value plus directly attributable transaction costs, except for those investments measured at FVTPL for which transaction costs are recognized directly in profit or loss. These investments are subsequently accounted for as follows, depending on their classification:
(i) Non-equity investments
Non-equity investments held by the Group are investments in certain wealth management products managed by the banks that do not meet the criteria for being measured at amortized cost or FVOCI (recycling) and are

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
classified into FVTPL. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Changes in the fair value of the investments are recognized in profit or loss as “fair value changes of financial assets at FVTPL”.
(ii) Equity investments
An investment in equity securities is classified as financial assets at FVTPL, unless the investment is not held for trading purposes and on initial recognition the Group makes an irrevocable election to designate the investment at FVOCI (non-recycling) such that subsequent changes in fair value are recognized in OCI. Such elections are made on an instrument-by-instrument basis, but may only be made if the investment meets the definition of equity from the issuer’s perspective. If such election is made for a particular investment, at the time of disposal, the amount accumulated in the fair value reserve (non-recycling) is transferred to retained earnings and not recycled through profit or loss. Dividends from an investment in equity securities, irrespective of whether classified as at FVTPL or FVOCI, are recognized in profit or loss.
(h) Credit losses and impairment of assets
(i) Credit losses from financial instruments and contract assets
The Group recognizes a loss allowance for expected credit losses (“ECLs”) on financial assets measured at amortized cost (including cash, cash equivalents, restricted cash, time deposits, trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables) and contract assets.
Measurement of ECLs
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls between the contractual and expected amounts.
The expected cash shortfalls are discounted using the following rates if the effect is material:
•
fixed-rate financial assets: trade receivables, amount due from related parties, receivables from payments made on behalf of customers, receivables from loans to employees, other receivables and contract assets: effective interest rate determined at initial recognition or an approximation thereof;

•
variable-rate financial assets: current effective interest rate;

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
ECLs are measured on either of the following bases:
–12-month ECLs:	these are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months); and
–lifetime ECLs:	these are the ECLs that result from all possible default events over the expected lives of the items to which the ECL model applies.
The Group measures loss allowances at an amount equal to lifetime ECLs except for the following, which are measured at 12-months ECLs:
•
financial instruments that are determined to have low credit risk at the reporting date; and

•
other financial instruments for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
Loss allowances for trade receivables and contract assets are always measured at an amount equal to lifetime ECLs.
Significant increases in credit risk
When determining whether the credit risk of a financial has increased significantly since initial recognition and when measuring ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.
The Group assumes that the credit risk on a financial asset has increased significantly if it is more than 30 days past due.
The Group considers a financial asset to be in default when:
•
the debtor is unlikely to pay its credit obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or

•
the financial asset is 90 days past due.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognized as an impairment gain or loss in profit or loss. The Group recognizes an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.
Credit-impaired financial assets
At each reporting date, the Group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Evidence that a financial asset is credit-impaired includes the following observable events:
•
significant financial difficulties of the debtor;

•
a breach of contract, such as a default or past due event;

•
it is probable that the debtor will enter bankruptcy or other financial reorganization; or

•
the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy
The gross carrying amount of a financial asset or contract asset is written off to the extent that there is no realistic prospect of recovery. This is generally the case when the asset becomes past due or when the Group otherwise determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.
Subsequent recoveries of an asset that was previously written off are recognized as a reversal of impairment in profit or loss in the period in which the recovery occurs.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
(ii) Impairment of other non-current assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than inventories, contract assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.
For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash-generating units (“CGU”s). Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.
The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.
Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
An impairment loss in respect of goodwill is not reversed. For other assets, an impairment loss is reversed only to the extent that the resulting carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
(i) Inventories
Inventories are assets which are held for sale in the ordinary course of business, in the process of production for such sale or in the form of materials or supplies to be consumed in the production process or in the rendering of services.
Inventories are carried at the lower of cost and net realisable value. Cost is calculated using the weighted average cost method and comprises the purchase cost of goods after deducting discounts from suppliers. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated cost necessary to make the sale.
When inventories are sold, the carrying amount of those inventories is recognized as cost of revenue in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognized as cost of revenue in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as cost of revenue in the period in which the reversal occurs.
(j) Restricted cash
Bank balances that are restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated statements of financial position.
The Group’s restricted cash includes secured deposit held in designated bank accounts for the payment of the rentals and credit card.
(k) Cash, cash equivalents and time deposits
Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.
Time deposits, which mature within one year at the end of each reporting period, represent interest-bearing certificates of deposits placed with banks and other financial institutions with original maturities of more than three months.
Cash, cash equivalents and time deposits are assessed for ECL in accordance with the policy set out in Note 2(h)(i).
(l) Trade and other receivables
A receivable is recognized when the Group has an unconditional right to receive consideration and only the passage of time is required before payment of that consideration is due.
Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost (see Note 2(h)(i)).
(m) Trade and other payables
Trade and other payables are initially recognized at fair value. Subsequently to initial recognition, trade and other payables are stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at invoice amounts.
(n) Interest-bearing bank loans
Interest-bearing bank loans are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing bank loans are stated at amortized cost using the effective interest method. Interest expense is recognized in accordance with the Group’s accounting policy for borrowing costs (see Note 2(aa)).
(o) Contract assets and contract liabilities
A contract asset is recognized when the Group recognizes revenue (see Note 2(x)) before being unconditionally entitled to the consideration under the terms set out in the contract. Contract assets are assessed for ECLs (see Note 2(h)(i)) and are reclassified to receivables when the right to the consideration becomes unconditional (see Note 2(l)).
A contract liability is recognized when the customer pays non-refundable consideration before the Group recognizes the related revenue (see Note 2(x)). A contract liability is also recognized if the Group has an unconditional right to receive non-refundable consideration before the Group recognizes the related revenue. In such latter cases, a corresponding receivable is also recognized (see Note 2(l)).
When the contract includes a significant financing component, the contract balance includes interest accrued under the effective interest method (see Note 2(bb)).
(p) Ordinary shares and non-redeemable preferred shares
Ordinary shares and non-redeemable preferred shares are classified as equity, because they bear discretionary dividends, do not contain any obligations to deliver cash or other financial assets and do not require settlement in a variable number of the Group’s equity instruments. Preferred shares and other financial instruments subject to redemption and other preferential rights are classified as liabilities (see Note 2(q)).

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
(q) Preferred shares and other financial instruments subject to redemption and other preferential rights
(i) Convertible redeemable preferred shares
The redemption features in the preferred shares give rise to financial liabilities as under these features, the preferred shares are redeemable in cash at the option of the shareholders in case of the occurrence of triggering events that are beyond the control of the Company and the holders of the preferred shares.
The liabilities resulting from these contingent redemption obligations are measured at the present value of the redemption amount. When there are different possible redemption scenarios with different present values of the redemption amounts, the carrying amount of the liabilities are measured at the highest present value of redemption amount that could be triggered by the contingent redemption events. Under the “worst case” approach, the changes in the carrying amount of the liabilities are recognized in profit or loss.
If the preferred shares are converted into ordinary shares, the carrying amount of the financial liabilities is transferred to share capital and share premium.
(ii) Other financial instruments subject to redemption and other preferential rights
The Group enters into a series of agreements with certain investors, under which the Group and the investors commit to issue/subscribe for the convertible redeemable preferred shares upon the occurrence of specified contingent events (i.e. obtaining regulator’s approval and completion of the foreign exchange registration procedures for the overseas direct investments (“ODI”)). The investors have paid the subscription price upfront upon signing the agreements. Such commitments to issue/subscribe for the convertible redeemable preferred shares are referred as the other financial instruments subject to redemption and other preferential rights (the “other financial instruments”). The convertible redeemable preferred shares would give rise to financial liabilities as mentioned in Note 2(q)(i) above, when they are issued. As the issuance of the convertible redeemable preferred shares is conditional on the occurrence of the specified contingent events that are beyond the control of both the Group and counterparties, the Group recognizes such financial instruments as financial liabilities.
These liabilities are measured at the present value of the redemption amount in accordance with Note 2(q)(i). Any changes in the carrying amount of these financial instruments issued to investors are recorded in profit or loss as “changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights”.
The Group classifies the preferred shares and other financial instruments subject to redemption and other preferential rights as current liabilities, as these preferred shares and other financial instruments may be converted into ordinary shares at the option of the holders at any time and the conversion feature does not meet the definition of an equity instrument.
(r) Treasury shares
When ordinary shares and preferred shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, is recognized as a deduction from equity. Repurchased shares are presented as treasury shares included within equity. When those shares are subsequently cancelled or retired, the treasury share would be adjusted by an amount that corresponds to the sum of the par value and the share premium amounts of the shares so cancelled or retired. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit on the transaction is presented within share premium.
(s) Financial liabilities measured at FVTPL
Warrant liabilities arise from the warrants granted by the Group under which the holders have the rights to subscribe for the Group’s preferred shares at a predetermined price during a specific period. Warrant liabilities are measured at fair value, with changes in fair value recognized in profit or loss.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
(t) Put option liabilities
Put option liabilities represent the present value of liabilities in relation to put options granted to non-controlling shareholders of the Group’s subsidiary. Under the put option clauses, the non-controlling shareholders have right to sell their equity interest to the subsidiary at a pre-agreed price on the occurrence of some certain events that are beyond the Group’s control.
(u) Employee benefits
(i) Short-term employee benefits
Salaries, annual bonuses, paid annual leave and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.
(ii) Contributions to defined contribution plans
Pursuant to the relevant laws and regulations of the PRC, the Group’s subsidiaries in Chinese Mainland participate in a defined contribution basic pension insurance in the social insurance system established and managed by government organizations. The Group makes contributions to basic pension insurance plans based on the applicable benchmarks and rates stipulated by the government. Basic pension insurance contributions are recognized as part of the cost of assets or charged to profit or loss as the related services are rendered by the employees.
(iii) Share-based compensation
The Company operates a share incentive plan for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group’s operations. Employees (including directors) of the Group receive remuneration in the form of share-based awards, whereby employees render services as consideration for equity instruments (“share-based compensation”).
For share-based compensation expenses, the fair value of share-based awards granted to employees is recognized as an employee cost with a corresponding increase in a share-based compensation reserve within equity. The fair value is measured at grant date using the binomial options pricing model, taking into account the terms and conditions upon which the share-based awards were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share-based awards, the total estimated fair value of the share-based awards is spread over the vesting period, taking into account the probability that the share-based awards will vest.
During the vesting period, the number of share-based awards that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the equity-settled share-based compensation reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of share-based awards that vest (with a corresponding adjustment to the share-based compensation reserve).
If the Company repurchases vested share-based awards, the payment made to the employee shall be accounted for as a deduction from equity, except to the extent that the payment exceeds the fair value of the share-based awards repurchased, measured at the repurchase date. Any such excess shall be recognized as an expense.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
(iv) Termination benefits
Termination benefits are recognized when the Group can no longer withdraw the offer of those benefits.
(v) Income tax
Income tax expense comprises current tax and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.
Current tax comprises the estimated tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects any uncertainty related to income taxes. It is measured using tax rates enacted or substantively enacted at the reporting date.
Current tax assets and liabilities are offset only if certain criteria are met.
Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:
•
temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

•
temporary differences related to investment in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future;

•
taxable temporary differences arising on the initial recognition of goodwill; and

•
those related to the income taxes arising from tax laws enacted or substantively enacted to implement the Pillar Two model rules published by the Organization for Economic Co-operation and Development.

The Group recognized deferred tax assets and deferred tax liabilities separately in relation to its lease liabilities and right-of-use assets.
Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Future taxable profits are determined based on the reversal of relevant taxable temporary differences. If the amount of taxable temporary differences is insufficient to recognize a deferred tax asset in full, then future taxable profits, adjusted for reversals of existing temporary differences, are considered, based on the business plans for individual subsidiaries in the Group. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised; such reductions are reversed when the probability of future taxable profits improves.
(w) Provisions and contingent liabilities
Provisions are recognized when the Group has a legal or constructive obligation as a result of past events; it is probable that an outflow of economic benefits will be required to settle the obligation; and the amount has been reliably estimated. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.
Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.
Where some of the expenditure required to settle a provision is expected to be reimbursed by another party, a separate asset is recognized of any expected reimbursement that would be virtually certain. The amount recognized for the reimbursement is limited to the carrying amount of the provision.
(x) Revenue and other income
Income is classified by the Group as revenue when it arises from the sale of goods or the provision of services from contracts with customers.
Revenue is recognized when control over a good or service is transferred to the customer, at the amount of promised consideration to which the Group is expected to be entitled, excluding those amounts collected on behalf of third parties. Revenue excludes value-added tax (“VAT”) or other sales taxes and is after deduction of any trade discounts.
Control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:
•
provides the benefits received and consumed simultaneously by the customer;

•
creates or enhances an asset that the customer controls as the Group performs; or

•
does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the performance by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods or services.
Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates the transaction price to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the observable prices charged to customers when the Group sells that good or service separately. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of information. Assumptions and estimations have been made in estimating the standalone selling price, and changes in those assumptions and estimates may impact the revenue recognition.
A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer and that right is conditional on something other than the passage of time. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.
If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made or a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.
The Group allows customers return goods only when the goods are defective.
The Group has taken advantage of the practical expedient and does not adjust the consideration for the effects of any significant financing component if the expected period of financing is 12 months or less. The contracts with customers generally do not include significant financing components or variable consideration.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
Warranty obligations
The Group provides customers with a standard warranty of three to five years that covers fixing of defects and hardware component failures to ensure that the autonomous driving vehicles will function in accordance with the agreed-upon specifications. The Group assessed that this standard warranty is an assurance type warranty. In addition, subject to the product liability related laws and regulations in the jurisdictions where the Group’s products and services are offered, the Group is obliged to pay compensation if its products cause harm or damage. The Group accounts for such obligation and the standard warranty in accordance with Note 2(w).
The Group also offers an option to the customers to purchase a warranty for an extended period. The Group assessed such extended warranty is a service type warranty and accounts for it as a distinct performance obligation. Transaction price allocated to the extended warranty is recognized as revenue over the extended warranty period. See Note 2(x)(ii).
The Group generates revenue from (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis and robosweepers, and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including advanced driver-assistance system (“ADAS”) research and development (R&D) services, and intelligent data services.
Details of the Group’s accounting policies for revenue and other income sources are as follows:
(i) Sales of autonomous driving vehicles
The Group sells autonomous driving vehicles to customers with provision of landing deployment services to make the autonomous driving vehicles operational on the roads specified by the customers. Landing deployment services include setting-up vehicles with collected and labeled maps, performing road testing, adapting cloud service for autonomous functions to make the autonomous driving vehicles run on specific roads and reach the certain customer-specific technical metrics and autonomous functions.
The Group has determined that the autonomous driving vehicles and the landing deployment services are highly interdependent and should therefore be combined as a single performance obligation. In this connection, the Group’s contractual promise to customers of autonomous driving vehicles is to sell specialized autonomous driving vehicles that are optimized to provide public transportation service on specific roads meeting the customers’ specifications. Without the landing deployment services, autonomous driving vehicles cannot be operated on the specific roads and reach the required technical metrics and autonomous functions designated by the customers and the Group will not be able to fulfil its promise in the contracts. Given that autonomous driving technology is an emerging technology and is characterized by a significant number of technical challenges and uncertainties, some of these are customer-specific, the performance risk of delivering autonomous driving vehicles is inseparable from the completion of the landing deployment service depending various road conditions and level of consumer acceptance. Accordingly, the benefit obtained by the customers from the autonomous driving vehicles is highly dependent on the successful completion of the landing deployment services by the Group, and the Group has combined autonomous driving vehicles and landing deployment services are accounted for as a single performance obligation. Revenue is recognized at a point in time when the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group.
The Group assesses that it has obtained control over the vehicles manufactured by its OEM partners once the vehicles are delivered to and accepted by the Group. Specifically, from that point of time, the Group has the ability to direct the use of the vehicles, including installing the Group’s autonomous driving sensor suites onto the vehicles and then selling the vehicles to another party (i.e. the Group’s customers) as the Group decides, and thereby obtaining substantially all of the remaining benefits from the vehicles via such sales. In addition,

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
the sale of the vehicles and the provision of the landing deployment services have been combined as a single performance obligation, which means that the Group combines the vehicles manufactured by its OEM partners with its landing deployment service to produce specialized and optimized vehicles that can run on specific roads and reach the required technical metrics and autonomous functions specified by customers. As such, the Group had determined that it is a principal for the sales of autonomous driving vehicles.
The Group sells sensor suites that combine software and hardware and can be directly applied in a wide range of vehicles. Revenue from the sales of sensor suites is recognized generally at a point in time when the products are delivered to and are accepted by customers. Prior to 2023, when the Group had a right to repurchase sensor suites from the customer, the Group did not recognize revenue until the repurchase right no longer existed, which was generally the point in time when the customer consumed or resold the products to another party.
(ii) Autonomous driving related operational and technical support services
The Group provides optional operational assistance services to assist the customers in operating the autonomous driving vehicles for a specified period after acceptance, extended warranty of maintenance services and technical support services to enhance the autonomous driving functions based on the customer’s specifications. These optional services are accounted for as separate performance obligations. Revenue from the provision of these optional services is recognized over the service period, which vary from several months to three years, using an input method.
In some circumstances, the Group also provides autonomous driving related technical support services based on customer’s request. Revenue from the provision of technical support services is recognized over the service period, which generally vary from several months to three years, using an input method.
(iii) Other technology services
ADAS R&D services
Commencing in 2022, the Group provides customized ADAS R&D services for automotive customers based on automotive customers’ specific requirement. Revenue from the provision of these services is recognized over time since the Group’s performance does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date. Such revenue is recognized by measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract.
Generally, the Group’s contracts with its customers do not include any variable consideration. One exception is for the contract in relation to the ADAS R&D services, under which the Group is entitled to royalties from the customer based on the amount of actual sales made by that customer above a minimum sales threshold. The Group estimates the amount of royalties using the most likely amount method and includes the estimated amount in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the royalties is subsequently resolved. Based on the Group’s estimate, no revenue has been recognized in relation to such variable consideration for the years presented due to the uncertainty to achieve the minimum sales threshold. At the end of each subsequent reporting period, the Group updates the estimate and therefore the transaction price accordingly.
Intelligent data services
Commencing in 2024, the Group provides customized intelligent data services for customers based on their business needs. Revenue from the provision of these services is recognized over time since the customers simultaneously receive and consume the benefits as the Group performs. Such revenue is recognized by

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
measuring the progress towards complete satisfaction of the performance obligation using input method, which is based on the proportion of the costs incurred for the work performed to date relative to the estimated total costs to complete the contract.
To some extent, the Group arranges such services where it assists its customers in finding a provider to complete such services requested by the customers. The Group concludes that it acts as an agent in these transactions as it is not responsible for fulfilling the promise to provide such services, nor does the Group have the ability to control the related services. The Group earns a service fee, which is the difference between the amount paid by the customers to the Group and the amount paid to the service provider by the Group. Receivables from payments made on behalf of customers represented the amount paid to service provider in advance by the Group on behalf of its customers, see Note 18.
(iv) Government grants
Government grants are recognized in the statement of financial position initially when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are recognized as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.
(y) Foreign currency translation
Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the years presented. Exchange gains and losses are recognized in profit or loss and presented outside the operating results in the consolidated statements of profit or loss.
Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the Group initially recognizes such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.
The results of foreign operations are translated into RMB at the average exchange rates for the period. Statement of financial position items are translated into RMB at the foreign exchange rates at the end of the years presented. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the translation reserve.
On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.
(z) Research and development expenses
Research and development expenses are expensed as incurred. Research and development costs consist primarily of personnel-related expenses associated with engineering personnel and consultants responsible for the design, development and testing of the Group’s autonomous driving technology platform and autonomous driving vehicles, depreciation of equipment used in research and development and allocated overhead costs.
The Group determined that the expenditure on development activities incurred during the years presented did not meet the capitalization criteria, because, among others, the Group cannot demonstrate, at the time when the development expenditure was incurred, the development activities would generate probable future economic benefits.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
Autonomous driving technology is an emerging technology and has potential to be applied in a wide range of different use cases. The Group faces significant challenges and uncertainty as to whether it can successfully develop and, more importantly, commercialize its autonomous driving technology platform and autonomous driving vehicles, due to expectations for better-than-human driving performance, considerable capital requirements, long lead time in development, specialized skills and expertise requirements of personnel, inconsistent and evolving regulatory frameworks, a need to build public trust and brand image and real-world operation of an entirely new technology. While certain autonomous driving use cases are already in the early stages of commercialization and the Group started to generate revenue since 2020, as the Group’s development activities moved on to cater for more challenging use cases involving more complex road conditions, the level of uncertainties from the above sources remain high. As such, the Group cannot demonstrate these activities would generate probable future economic benefits.
(aa) Borrowing costs
Borrowing costs are expensed in which they are incurred.
(bb) Interest income
Interest income is recognized using the effective interest method and presented outside the operating results in the consolidated statements of profit or loss.
(cc) Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision makers, who are responsible for allocating resources and assessing performance of the operating segments and making strategic decisions. The Group’s chief operating decision makers have been identified as the executive directors of the Company, who review the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole.
For the purpose of internal reporting and management’s operation review, the chief operating decision-makers and management personnel do not segregate the Group’s business by product or service lines. Hence, the Group has only one operating segment. In addition, the Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented.
(dd) Related parties
(a)
A person, or a close member of that person’s family, is related to the Group if that person:

(i)
has control or joint control over the Group;

(ii)
has significant influence over the Group; or

(iii)
is a member of the key management personnel of the Group or the Group’s parent.

(b)
An entity is related to the Group if any of the following conditions applies:

(i)
The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)
One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)
Both entities are joint ventures of the same third party.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
2 Material accounting policies (Continued)
(iv)
One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)
The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)
The entity is controlled or jointly controlled by a person identified in (a).

(vii)
A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)
The entity, or any member of a group of which it is a part, provides key management personnel services to the Group or to the Group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.
3 Accounting estimates and judgments
Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.
(a) Fair value of warrant liabilities
The Group measures the warrant liabilities (Note 2(s)) at fair value. There are no quoted prices in an active market, the fair value of warrant liabilities is established with the assistance of an independent valuer using generally accepted valuation techniques. The assumptions adopted by the independent valuer in the valuation models make maximum use of market inputs. However, it should be noted that some inputs, such as the fair value of the Company’s ordinary shares and the estimated probability of the occurrence of triggering events, require management estimates. Management’s estimates and assumptions are reviewed periodically and are adjusted if necessary. Should any of the estimates and assumptions change, it may lead to a change in the fair value of warrant liabilities.
(b) Share-based compensation
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model which requires the determination of the appropriate inputs. The Group has to estimate the forfeiture rate in order to determine the amount of share-based compensation expenses charged to the statement of profit or loss. The Group had to estimate the vesting periods of the share awards which were variable and subject to an estimate of when an IPO of the Company would occur before it completed its IPO in October 2024. The assumptions and models used for estimating the fair value of share-based compensation are disclosed in Note 30.
4 Segment reporting
For the purpose of resources allocation and performance assessment, the chief operating decision maker (“CODM”) reviews the overall results and financial position of the Group as a whole. Accordingly, the Group has only one operating segment and no further discrete financial information nor analysis of this single segment is presented.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
4 Segment reporting (Continued)
Geographic information
The Company is an investment holding company incorporated in the Cayman Islands and the principal place of the Group’s business operation is in the PRC. No geographical information is presented as the Group’s revenue and non-current assets are predominately generated/located in the PRC.
5 Revenue
The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.
(i) Disaggregation of revenue
The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:
Sales of robotaxis and related services	43,303	29,379	47,832
Sales of other vehicles and related services
−Robobus	320,240	94,914	79,688
−Robosweeper	6,801	7,642	55,320
−Robovan	—	7,540	13,393
Other technology services	157,199	262,369	164,901
	527,543	401,844	361,134
Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving related operational and technical support services	32,627	85,285	108,523
Other technology services	157,199	262,369	164,901
Provision of services	189,826	347,654	273,424
Sales of autonomous driving vehicles	337,717	54,190	87,710
	527,543	401,844	361,134
Timing of revenue recognition
Point in time	337,717	54,190	87,710
Over time	189,826	347,654	273,424
	527,543	401,844	361,134

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
5 Revenue (Continued)
The major customers, which individually contributed more than 10% of total revenue of the Group for the years ended December 31, 2022, 2023 and 2024, are as follows. Details of concentrations of credit risk of the Group are set out in Note 31(a).
	For the year ended December 31,
	2022	2023	2024
Customer A	30%	55%	24%
Customer B	12%	*	*
Customer C	18%	*	*
Customer D	11%	*	*

*
represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective year.

(ii)
Revenue expected to be recognized in the future arising from contracts with customers in existence as of the reporting date

As of December 31, 2022, 2023 and 2024, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts were RMB401.5 million, RMB263.8 million and RMB88.3 million, respectively. These amounts represented revenue expected to be recognized in the future from operational services and ADAS research and development services contracts entered into by the customers with the Group. The Group will recognize the expected revenue in future when or as the work is completed, which is expected to occur over the next one to three years.
The Group has applied the practical expedient in paragraph 121(a) of IFRS 15 such that the above information does not include any remaining performance obligations are part of a contract that has an original expected duration of one year or less. The above information also does not include any amount of royalties under an arrangement with a customer as described in Note 2 (x)(ii).
6 Other net income
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Government grants	19,658	14,399	14,132
Net (loss)/gain on disposal of non-current assets	(950)	(1,087)	1,013
Others	588	2,438	1,346
	19,296	15,750	16,491
7 Expenses by nature
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Payroll and employee benefits (Note 7(i))	802,355	1,497,459	1,953,723
Cost of goods sold (Note 16(b))	192,523	34,138	71,716
Depreciation and amortization (Note 7(ii))	86,552	89,610	101,131
Professional services fee	63,811	46,918	107,178

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
7 Expenses by nature (Continued)
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Service fee from a related party (Note 34)	30,274	111,532	90,055
Outsourcing service fee	27,834	43,239	67,438
Utilities and property management fee	38,210	31,978	35,698
Others	72,814	88,705	107,205
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	1,314,373	1,943,579	2,534,144
Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	460,221	544,968	728,373
Contributions to defined contribution retirement plan	16,705	20,707	37,483
Share-based compensation expenses (Note 30)	325,429	931,784	1,187,867
	802,355	1,497,459	1,953,723
(ii) Depreciation and amortization:
Property and equipment (Note 11)	50,519	49,090	58,312
Right-of-use assets (Note 12)	31,748	36,205	38,484
Intangible assets (Note 13)	4,285	4,315	4,335
	86,552	89,610	101,131

8 Other finance costs
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Interest on bank loans (Note 21(c))	—	—	525
Interest on lease liabilities (Note 21(c))	3,574	2,853	2,276
Changes in the carrying amount of put option liabilities (Note 21(c))	628	637	650
	4,202	3,490	3,451
9 Income tax
(a) Taxation in the consolidated statements of profit or loss represents:
The Group had no current income tax expense for the year ended December 31, 2022, as the entities in the Group had no taxable income in the year. The Group provided the current income tax expense of RMB2.9 million and RMB5.9 million for the years ended December 31, 2023 and 2024, respectively, which represented a withholding tax levied at 10% on interest income earned by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the Chinese Mainland in 2023 and 2024, and a withholding tax levied at 30% on interest income earned by the Company in the U.S. which is a non-U.S. resident according to the relevant rules and regulations of the U.S in 2024.
Reconciliation between tax expense and accounting loss at applicable tax rates:

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
9 Income tax (Continued)
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Loss before taxation	(1,298,496)	(1,946,235)	(2,510,940)
Notional tax benefit on loss before taxation, calculated at the rates applicable to losses in the jurisdictions concerned	(102,152)	(292,888)	(438,268)
Tax effect of non-deductible share-based compensation expenses	61,106	205,417	230,195
Tax effect of additional deduction on research and development expenses	(50,066)	(76,498)	(111,813)
Tax effect of preferential income tax rate applicable to subsidiaries	19,396	47,479	73,651
Tax effect of non-taxable interest income	(1,479)	(14,467)	(19,894)
Tax effect of withholding tax on interest income (Note (iii)(iv))	—	2,826	5,868
Tax effect of unused tax losses and deductible temporary differences not recognized	73,195	130,997	266,129
Income tax	—	2,866	5,868
Notes:
(i) The Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain.
(ii) Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiary in Hong Kong is subject to Hong Kong Profits Tax at the rate of 16.5% of the estimated assessable profit generated from the operations in Hong Kong. A two-tiered profits tax rates regime was introduced in 2018 where the first Hong Kong Dollar (“HKD”) 2.0 million of assessable profits earned by a company will be taxed at half of the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. No provision for Hong Kong Profits Tax has been made, as the subsidiary of the Group incorporated in Hong Kong did not have assessable profits which are subject to Hong Kong Profits Tax during the years ended December 31, 2022, 2023 and 2024.
(iii) the U.S.
Under the United States Internal Revenue Code, the subsidiary of the Group established in the U.S. is subject to a unified Federal CIT rate of 21% and state income and franchise tax of 8.84%.
Interest income derived by the Company in the Cayman Islands from the U.S. is subject to 30% U.S. federal withholding tax.
(iv) the PRC
Under the PRC Corporate Income Tax (“CIT”) Law, the subsidiaries of the Group established in the PRC and the former VIE are subject to a unified statutory CIT rate of 25%, unless otherwise specified.
Guangzhou Wenyuan has obtained approval from the tax bureau to be taxed as an enterprise with advanced and new technologies for the period from the calendar years from 2022 to 2024 and therefore enjoyed a preferential PRC CIT rate of 15% for the years ended 31 December 2022, 2023 and 2024.
Interest income derived by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong from the Chinese Mainland are subject to CIT on a withholding basis at rate of 10%.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
9 Income tax (Continued)
No provision for income taxes has been made for the years ended December 31, 2022, 2023 and 2024 as the Company and its subsidiaries, and the former VIE and its subsidiaries have either sustained loss for tax purpose or their unused tax losses were sufficient to cover their estimated assessable profits for the year.
(b) Deferred tax assets and liabilities recognized
(i) Movements of each component of deferred tax assets and liabilities:
	Assets			Liabilities
	Tax losses	Lease liabilities	Total	Intangible assets	Right-of-use assets	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Deferred tax arising from:
As of January 1, 2022	4,054	9,794	13,848	(7,479)	(9,858)	(17,337)
(Charged) /credited to profit or loss	(903)	(2,721)	(3,624)	998	2,626	3,624
As of December 31, 2022	3,151	7,073	10,224	(6,481)	(7,232)	(13,713)
(Charged) /credited to profit or loss	(370)	658	288	998	(1,286)	(288)
As of December 31, 2023	2,781	7,731	10,512	(5,483)	(8,518)	(14,001)
(Charged) /credited to profit or loss	(401)	299	(102)	997	(895)	102
As of December 31, 2024	2,380	8,030	10,410	(4,486)	(9,413)	(13,899)
(ii) Reconciliations to the consolidated statements of financial position:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Net deferred tax assets in the consolidated statements of financial position	1,994	997
Net deferred tax liabilities in the consolidated statements of financial position	(5,483)	(4,486)
(c) Deferred tax assets not recognized
The Group has not recognized deferred tax assets in respect of cumulative tax losses, including deductible temporary differences, whose expiry dates are:
	As of December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Within 1 year	18,072	11,174	32,408
More than 1 year but within 5 years	317,335	626,232	1,147,924
More than 5 years	1,517,663	2,031,678	3,082,867
	1,853,070	2,669,084	4,263,199
Management is of opinion that it is not probable that future taxable profits against which the losses above can be utilised will be available in the relevant tax jurisdiction and entity.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
10 Loss per Class A and Class B ordinary share
(a) Basic loss per Class A and Class B ordinary share
The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.
In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as “outstanding” for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the years presented have been retrospectively adjusted for the bonus element in such issuance.
Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively.
Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(i) Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share
	For the year ended December 31,
	2022	2023	2024
	Number of shares	Number of shares	Number of shares
	’000	’000	’000
Issued Class A and Class B ordinary shares as of January 1	103,850	103,850	105,614
Effect of bonus element in issuance of ordinary shares to Series D and Series D+ preferred shareholders	12,807	12,807	12,807
Effect of ordinary shares issued	897	894	34,990
Effect of Class A ordinary shares issued upon IPO and exercise of the over-allotment option	—	—	16,350
Effect of Class A and Class B ordinary shares converted from preferred shares	—	—	100,188
Effect of ordinary shares repurchased	(332)	—	—
Effect of ordinary shares deemed to be in issue*	—	—	24,701
Weighted average number of Class A and Class B ordinary shares for the year	117,222	117,551	294,650

Note:
*
The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
10 Loss per Class A and Class B ordinary share (Continued)
(ii) Calculations of basic loss per Class A and Class B ordinary share
	For the year ended December 31,
	2022	2023	2024
Loss for the year (in RMB’000)	(1,298,496)	(1,949,101)	(2,516,808)
Deemed distribution to a preferred shareholder (in RMB’000) (Note 27(ii))	—	(32,767)	—
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(1,298,496)	(1,981,868)	(2,516,808)
Weighted average number of Class A and Class B ordinary shares in issue (in ‘000)	117,222	117,551	294,650
Basic loss per Class A and Class B ordinary share (in RMB)	(11.08)	(16.86)	(8.54)
(b) Diluted loss per Class A and Class B ordinary share
Diluted loss per Class A and Class B ordinary share is calculated by adjusting the weighted average number of Class A and Class B ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.
There was no difference between basic and diluted loss per Class A and Class B ordinary share during the years ended December 31, 2022, 2023 and 2024 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company (Note 23); 2) non-redeemable preferred shares (Note 29); and 3) the share options (Note 30); and 4) financial liabilities measured at FVTPL (Note 27).
11 Property and equipment
	Leasehold improvement	Office equipment and electronic equipment	Machinery	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2023	35,497	68,595	117,267	38,249	48	259,656
Additions	3,633	19,563	11,185	1,884	142	36,407
Disposals	—	(291)	(4,119)	(5,519)	—	(9,929)
Effect of movement in exchange rates	332	100	694	165	1	1,292
As of December 31, 2023	39,462	87,967	125,027	34,779	191	287,426
Additions	9,739	61,440	12,866	5,148	68	89,261
Transfer in/(out)	—	—	78	132	(210)	—
Transfers from inventories	—	—	—	50,286	—	50,286
Disposals	—	(120)	(609)	(8,062)	(49)	(8,840)
Effect of movement in exchange rates	297	104	671	158	—	1,230
As of December 31, 2024	49,498	149,391	138,033	82,441	—	419,363

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
11 Property and equipment (Continued)
	Leasehold improvement	Office equipment and electronic equipment	Machinery	Motor vehicles	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Accumulated depreciation:
As of January 1, 2023	(20,408)	(22,883)	(86,582)	(15,905)	—	(145,778)
Depreciation	(8,651)	(20,964)	(12,709)	(6,766)	—	(49,090)
Disposals	—	106	2,786	4,047	—	6,939
Effect of movement in exchange rates	(251)	(88)	(502)	(82)	—	(923)
As of December 31, 2023	(29,310)	(43,829)	(97,007)	(18,706)	—	(188,852)
Depreciation	(8,202)	(29,478)	(12,435)	(8,197)	—	(58,312)
Disposals	—	21	56	6,910	—	6,987
Effect of movement in exchange rates	(286)	(88)	(523)	(110)	—	(1,007)
As of December 31, 2024	(37,798)	(73,374)	(109,909)	(20,103)	—	(241,184)
Carrying amounts:
As of December 31, 2023	10,152	44,138	28,020	16,073	191	98,574
As of December 31, 2024	11,700	76,017	28,124	62,338	—	178,179

12 Right-of-use assets
	Property	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2023	132,246	8,734	140,980
Additions	23,271	—	23,271
Derecognition	(6,035)	—	(6,035)
Effect of movement in exchange rates	585	—	585
As of December 31, 2023	150,067	8,734	158,801
Additions	59,159	4,488	63,647
Derecognition	(60,738)	(5,059)	(65,797)
Effect of movement in exchange rates	300	—	300
As of December 31, 2024	148,788	8,163	156,951
Accumulated depreciation:
As of January 1, 2023	(72,845)	(3,725)	(76,570)
Charge for the year	(34,630)	(1,575)	(36,205)
Derecognition	6,035	—	6,035
Effect of movement in exchange rates	(403)	—	(403)
As of December 31, 2023	(101,843)	(5,300)	(107,143)
Charge for the year	(36,609)	(1,875)	(38,484)

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
12 Right-of-use assets (Continued)
	Property	Motor vehicles	Total
	RMB’000	RMB’000	RMB’000
Derecognition	57,531	4,848	62,379
Effect of movement in exchange rates	(139)	—	(139)
As of December 31, 2024	(81,060)	(2,327)	(83,387)
Carrying amounts:
As of December 31, 2023	48,224	3,434	51,658
As of December 31, 2024	67,728	5,836	73,564

The analysis of expense items in relation to leases recognized in profit or loss is as follows:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Depreciation charge of right-of-use assets by class of underlying asset:
Properties	30,035	34,630	36,609
Vehicles	1,713	1,575	1,875
	31,748	36,205	38,484
Interest on lease liabilities (Note 8)	3,574	2,853	2,275
Expense relating to short-term leases and other leases with remaining lease term ending on or before December 31	1,366	933	1,686
	36,688	39,991	42,445
Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in Note 21(d) and Note 22, respectively.
Notes:
(i) Properties
The Group leases properties for its office premises, staff accommodations and garage. The leases of offices and parking space typically run for a period of one to five years.
(ii) Vehicles
The Group leases vehicles with lease terms of five years.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
13 Intangible assets
	Patent	Software	Total
	RMB’000	RMB’000	RMB’000
Cost
As of January 1, 2023	31,900	4,251	36,151
Purchases	—	304	304
Disposals	—	(101)	(101)
Effect of movement in exchange rates	—	20	20
As of December 31, 2023	31,900	4,474	36,374
Purchases	—	1,504	1,504
Disposals	—	(103)	(103)
Effect of movement in exchange rates	—	19	19
As of December 31, 2024	31,900	5,894	37,794
Accumulated amortization:
As of January 1, 2023	(5,982)	(1,566)	(7,548)
Amortization	(3,987)	(328)	(4,315)
Disposals	—	101	101
Effect of movement in exchange rates	—	(18)	(18)
As of December 31, 2023	(9,969)	(1,811)	(11,780)
Amortization	(3,988)	(347)	(4,335)
Disposals	—	2	2
Effect of movement in exchange rates	—	(17)	(17)
As of December 31, 2024	(13,957)	(2,173)	(16,130)
Carrying amounts:
As of December 31, 2023	21,931	2,663	24,594
As of December 31, 2024	17,943	3,721	21,664
14 Goodwill
The Group’s goodwill arises from its business acquisition in 2021. As the acquisition gave an extra boost to the Group’s research and development capabilities, the business of the acquired companies was integrated into the Group’s businesses to provide autonomous driving technology related solutions after the business acquisition. The Group has determined that the overall business constitutes one single CGU, named Auto-driving CGU. All the goodwill has been allocated to the Auto-driving CGU.
Impairment test of goodwill
The recoverable amounts of the Auto-driving CGU are determined based on the higher of value-in-use and the fair value less costs of disposal. These calculations use cash flow projections based on financial budgets approved by the management covering a period of five years. Cash flows beyond the budget period are extrapolated using an estimated growth rate which is consistent with long-term average growth rates for the business in which the Auto-driving CGU operates. The cash flows are discounted using a discount rate. The discount rate used is pre-tax and reflects specific risks relating to the Auto-driving CGU.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
14 Goodwill (Continued)
Key assumptions used for the annual impairment test of goodwill were as follows:
	As of December 31,
	2023	2024
Pre-tax discount rate	19.5%	18.6%
Estimated growth rate	2.2%	2.0%
Based on the impairment test performed, the recoverable amount of the Auto-driving CGU exceeded the carrying amount as of December 31, 2023 and 2024, respectively. Therefore, management determined that goodwill was not impaired as of December 31, 2023 and 2024. Based on the management’s expectations reasonably possible changes in key assumptions disclosed above would not cause the carrying amount of the Auto-driving CGU to exceed its recoverable amount.
15 Restricted cash
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	1,575	6,635
Deposits for others	—	3,034
	1,575	9,669
Current
Deposits for renting office (Note (i))	6,537	—
Credit card and other deposits	3,657	4,814
	10,194	4,814

Notes:
(i)
Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

16 Inventories
(a) Inventories comprise:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Production supplies	58,151	76,961
Work in progress (Note (i))	160,069	127,744
	218,220	204,705

Note:
(i)
Work in progress represents vehicles in the process of deployment.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
16 Inventories (Continued)
(b) The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Carrying amounts of inventories sold	192,523	27,739	46,055
Write down of inventories	—	6,399	25,661
	192,523	34,138	71,716
17 Contract assets and contract liabilities
(a) Contract assets
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Contract assets
Arising from sales of autonomous driving vehicles	14,751	19,933
Arising from provision of services	77,841	18,280
Less: loss allowance (Note 31(a))	(9,516)	(9,647)
	83,076	28,566
Current portion	82,826	28,005
Non-current portion (Note19)	250	561
All of the amounts are expected to be recovered within one year from the end of each of the reporting year, except for the amounts of RMB250 thousand and RMB561 thousand as of December 31, 2023 and 2024 related to retentions included in other non-current assets, which are expected to be recovered over one year.
The Group typically agrees to a retention period between one to three years for the sales of autonomous driving vehicles after the autonomous driving vehicles have been accepted by the customers upon the completion of the landing deployment services by the Group. The related retentions are included in the contract assets until the end of the retention period as the Group’s entitlement to the retentions is conditional on the Group’s work satisfactorily passing retention period. Based on historical experience the Group was able to collect the retentions.
In addition, the Group’s service contracts include payment schedules which require stage payments over the service period once the milestones are reached.
(b) Contract liabilities
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Contract liabilities
–Billings in advance of performance	12,498	2,119
–Billings in advance of goods transferred	—	2,357
As of December 31	12,498	4,476

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
17 Contract assets and contract liabilities (Continued)
All of the contract liabilities are expected to be recognized as revenue within one year and the amount of RMB12.5 million included in contract liabilities as of December 31, 2023 was recognized as revenue in the year ended December 31, 2024.
18 Trade receivables, prepayments and other receivables
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade receivables	302,482	318,044
Less: loss allowance (Note 31(a))	(35,549)	(65,437)
Trade receivables, net of loss allowance	266,933	252,607
Receivables from payments made on behalf of customers, net of allowance	52,952	31,917
Receivables from loans to employees (Note (i))	10,859	18,501
Other receivables	63,811	50,418
Trade and other receivables at amortized cost	330,744	303,025
Prepayments to suppliers	49,955	67,542
Refundable value-added tax	49,493	64,678
Others	29,271	15,014
Prepayments and others	128,719	147,234
Prepayments and other receivables	192,530	197,652
Total trade receivables, prepayments and other receivables	459,463	450,259

Note:
(i)
In June 2023, the Group provided a one-year loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million (equivalent to RMB7.1 million) was repaid in 2024, and the term for the remaining principal of USD0.5 million (equivalent to RMB3.6 million) and the cumulative interest of USD0.1 million (equivalent to RMB0.6 million) was extended to be repaid in June 2025.

In December 2024, the Group provided one-year loan with a principal amount of USD2.0 million (equivalent to RMB14.2 million) to another employee at an interest rate of 4.30%.
All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date. Further details on the Group’s credit policy are set out in Note 31(a).
Aging analysis
As at the end of each reporting period, the aging analysis of trade receivables based on the invoice date, is as follows:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Within 1 year	182,978	179,986
More than 1 year	119,504	138,058
	302,482	318,044

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
19 Other non-current assets
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Prepayment for leasing motor vehicles	19,327	18,239
Prepayment for property and equipment	1,505	1,225
Contract assets-non-current, net of allowance	250	561
	21,082	20,025
20 Financial assets at FVTPL
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Non-current
–Investment in a listed company	—	56,919
Current
–Non-equity investments	317,042	1,685,146
	317,042	1,742,065
The non-equity investments represent wealth management products issued by banks with variable returns. The variable returns of these wealth management products are determined by the performance of underlying assets including government bonds and money market funds. These financial assets are measured at fair value with changes recorded through profit or loss.
In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized a loss of USD11.9 million (equivalent to RMB84.6 million) in fair value change for the year ended December 31, 2024.
Please see more information about the fair value valuation in Note 31(e).
21 Cash, cash equivalents and time deposits
(a) Cash, cash equivalents and time deposits comprise:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Cash and cash equivalents	1,661,152	4,268,300
Time deposits	2,550,279	620,148
RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government. The Group’s time deposits are denominated in USD or RMB and are deposited with banks and other financial institutions in Chinese Mainland and overseas.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Cash, cash equivalents and time deposits (Continued)
(b) Reconciliation of loss before taxation to cash used in operations:
		For the year ended December 31,
	Note	2022	2023	2024
		RMB’000	RMB’000	RMB’000
Loss for the year		(1,298,496)	(1,949,101)	(2,516,808)
Adjustments for:
–Net loss/(gain) on disposal of non-current assets	6	950	1,087	(1,013)
–Impairment loss on receivables and contract assets		11,696	40,217	28,664
–Write down of inventories	16(b)	—	6,399	25,661
–Share-based compensation expenses	7(i)	325,429	931,784	1,187,867
–Depreciation and amortization	7(ii)	86,552	89,610	101,131
–Other finance costs	8	4,202	3,490	3,451
–Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		479,210	554,048	465,254
–Fair value changes of financial liabilities measured at FVTPL		(25,308)	4,549	—
–Inducement charges of warrants		125,213	—	—
–Fair value changes of financial assets at FVTPL		(7,731)	(42,960)	61,834
–Net foreign exchange gain		(10,162)	(5,932)	(557)
–Accrued interest income		—	—	41,384
–Income tax expense		—	2,866	5,868
Changes in:
–Inventories		(41,452)	(68,548)	(62,255)
–Contract assets–current		(93,062)	1,717	54,410
–Trade receivables		(215,850)	(54,076)	(11,166)
–Prepayments and other receivables		7,055	(108,442)	7,859
–Prepayments to and amounts due from related parties		8,952	(25,031)	312
–Restricted cash		1,828	821	(2,573)
–Other non-current assets		(21,532)	22,002	(3,180)
–Trade payables		(4,485)	6,291	3,734
–Other payables, deposits received and accrued expenses		9,578	51,517	98,563
–Contract liabilities		381	8,298	(8,022)
–Amounts due to related parties		(18,615)	52,995	(68,377)
–Other non-current liabilities		5,266	4,375	(1,845)
Cash used in operations		(670,381)	(472,024)	(589,804)

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Cash, cash equivalents and time deposits (Continued)
(c) Reconciliation of movement of liabilities to cash flows arising from financing activities
The table below details changes in the Group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified into the Group’s consolidated statements of cash flows as cash flows from financing activities.
	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27)	(Note 23)	(Note 24)
As of January 1, 2022	93,833	74,357	3,790,636	39,184	3,998,010
Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	2,163,410	—	2,163,410
Proceeds from issuance of financial liabilities	—	143,829	—	—	143,829
Proceeds from issuance of ordinary shares	—	—	—	—	—
Payment of repurchase of redeemable preferred shares	—	—	(39,467)	—	(39,467)
Capital element of lease rentals paid	(34,448)	—	—	—	(34,448)
Interest element of lease rentals paid	(3,574)	—	—	—	(3,574)
Total changes from financing cash flows	(38,022)	143,829	2,123,943	—	2,229,750
Exchange adjustments	1,839	6,550	450,748	—	459,137
Other changes:
Increase in lease liabilities from entering into new leases during the year	6,649	—	—	—	6,649
Increase in interest expenses	3,574	—	—	—	3,574
Changes in the carrying amount of put option liabilities	—	—	—	628	628
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	479,210	—	479,210
Fair value changes of financial liabilities measured at FVTPL	—	(25,308)	—	—	(25,308)
Inducement charges of warrants	—	125,213	—	—	125,213
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(252,529)	173,017	—	(79,512)
Total other changes	10,223	(152,624)	652,227	628	510,454
As of December 31, 2022	67,873	72,112	7,017,554	39,812	7,197,351

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Cash, cash equivalents and time deposits (Continued)
	Lease liabilities	Financial liabilities measured at FVTPL	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 27)	(Note 23)	(Note 24)
As of January 1, 2023	67,873	72,112	7,017,554	39,812	7,197,351
Changes from financing cash flows:
Proceeds from issuance of other financial instruments subject to redemption and other preferential rights	—	—	485,262	—	485,262
Capital element of lease rentals paid	(38,163)	—	—	—	(38,163)
Interest element of lease rentals paid	(2,853)	—	—	—	(2,853)
Total changes from financing cash flows	(41,016)	—	485,262	—	444,246
Exchange adjustments	426	1,627	124,858	—	126,911
Other changes:
Increase in lease liabilities from entering into new leases during the year	23,271	—	—	—	23,271
Increase in interest expenses	2,853	—	—	—	2,853
Changes in the carrying amount of put option liabilities	—	—	—	637	637
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	554,048	—	554,048
Fair value changes of financial liabilities measured at FVTPL	—	4,549	—	—	4,549
Deemed distribution to a preferred shareholder	—	32,767	—	—	32,767
Exercise of warrants to subscribe for convertible redeemable preferred shares	—	(111,055)	—	—	(111,055)
Total other changes	26,124	(73,739)	554,048	637	507,070
As of December 31, 2023	53,407	—	8,181,722	40,449	8,275,578

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Cash, cash equivalents and time deposits (Continued)
	Lease liabilities	Bank loans	Preferred shares and financial instruments issued to investors subject to redemption and other preferential rights	Put option liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note 22)	(Note 28)	(Note 23)	(Note 24)
As of January 1, 2024	53,407	—	8,181,722	40,449	8,275,578
Changes from financing cash flows:
Proceeds from bank loans	—	80,000	—	—	80,000
Payment of interest of bank loans	—	(466)	—	—	(466)
Capital element of lease rentals paid	(44,976)	—	—	—	(44,976)
Interest element of lease rentals paid	(2,276)	—	—	—	(2,276)
Total changes from financing cash flows	(47,252)	79,534	—	—	32,282
Exchange adjustments	401	—	29,771	—	30,172
Other changes:
Increase in lease liabilities from entering into new leases during the year	59,159	—	—	—	59,159
Increase in interest expenses	2,276	525	—	—	2,801
Changes in the carrying amount of put option liabilities	—	—	—	650	650
Early termination of lease	(3,207)	—	—	—	(3,207)
Gain from early termination of lease	(1,825)	—	—	—	(1,825)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	—	—	465,254	—	465,254
Cancellation of other financial instruments issued to an investor	—	—	(27,831)	—	(27,831)
Conversion from preferred shares to ordinary shares	—	—	(8,648,916)	—	(8,648,916)
Total other changes	56,403	525	(8,211,493)	650	(8,153,915)
As of December 31, 2024	62,959	80,059	—	41,099	184,117
(d) Total cash outflow for leases
Amounts included in the consolidated statements of cash flows for leases comprise the following:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Within operating cash flows (Note 12)	1,366	933	1,686
Within financing cash flows (Note 21(c))	38,022	41,016	47,252
	39,388	41,949	48,938

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Cash, cash equivalents and time deposits (Continued)
These amounts relate to the following:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Lease rentals paid	39,388	41,949	48,938
(e) Non-cash transactions
Non-cash investing and financing transactions incurred for the years ended December 31, 2022, 2023 and 2024 mainly comprised the following:
(i)
Purchase of right-of-use assets included in lease liabilities amounting to RMB6.6 million, RMB23.2 million and RMB59.2 million for the years ended December 31, 2022, 2023 and 2024, respectively;

(ii)
The Group transferred inventory to property and equipment amounting to RMB50.3 million for the year ended December 31, 2024.

(iii)
Purchase of property and equipment included in other payables to RMB5.2 million in for the year ended December 31, 2024.

(iv)
Exercise of warrants to subscribe for convertible redeemable preferred shares amounting to RMB252.5 million and RMB111.1 million for the years ended December 31, 2022 and 2023, respectively.

(v)
In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration, as a result, the Group recognized the fair value changes of the warrant due to the amendment as a deemed distribution to this preferred shareholder amounting to RMB32.8 million for the year ended December 31, 2023.

(vi)
In May 2024, the Company entered into an amendment with a holder of a financial instrument, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares from 1,133,534 to 429,369 at purchase price of USD4.6580 per share through reducing the subscription receivables from the holder amounting to USD3.3 million (equivalent to RMB23.3 million). The cancellation of the other financial instrument was reflected in the increase of other reserve of RMB4.5 million and the decrease of the other financial instrument of RMB27.8 million for the year ended December 31, 2024.

(vii)
In October 2024, the Company completed the IPO. The preferred shares subject to redemption and other preferential rights amounting to RMB8,648.9 million as of the completion of the IPO were transferred from liabilities to equity, and the non-redeemable preferred shares amounting to RMB15 thousand transferred to ordinary shares, upon the completion of the IPO.

(viii)
In November 2024, the Company cancelled all issued treasury shares amounting to RMB151.7 million by adjusting the amount that corresponded to the sum of the par value and the share premium amounts of the shares so cancelled.

(ix)
In October 2024, the accrued commission relating to the IPO amounting to RMB16.2 million was offset against share premium upon the completion of IPO.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
22 Lease liabilities
The following table shows the remaining contractual maturities of the Group’s lease liabilities at the end of the years presented:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Current
–Within 1 year	31,098	36,900
Non-current
After 1 year but within 2 years	15,658	20,883
After 2 years but within 5 years	6,651	5,176
	22,309	26,059
	53,407	62,959
23 Preferred shares and other financial instruments subject to redemption and other preferential rights
As of December 31,
2023
RMB’000
Other financial instruments (Note 23(a))	138,938
Convertible redeemable preferred shares (Note 23(b))	8,042,784
8,181,722
(a) Other financial instruments issued to investors
The Group committed to issue convertible redeemable preferred shares to certain investors and received the consideration in full from the investors upfront.
The movement of other financial instruments issued to investors during the years presented is set out as below:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
As of January 1	752,120	621,449	138,938
Issuance of financial instruments	583,975	—	—
Issuance of convertible redeemable preferred shares according to the commitment (Note 23(b))	(818,244)	(538,696)	(115,753)
Changes in the carrying amount	41,130	48,408	4,208
Cancellation of other financial instruments issued to an investor	—	—	(27,831)
Foreign exchange effect	62,468	7,777	438
As of December 31	621,449	138,938	—
In 2023, the Group repaid the original issue price of RMB39.1 million (equivalent to USD6.2 million) to certain investors, who committed to subscribe for 1,331,387 Series D Preferred Shares at a per share purchase price of US$4.658, after obtaining regulator’s approval and completing the foreign exchange registration procedures for the overseas direct investments. As of December 31, 2023, the subscription price of

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
23 Preferred shares and other financial instruments subject to redemption and other preferential rights
 (Continued)
USD6.2 million (equivalent to RMB43.9 million) was not received by the Group, which was recorded as subscription receivables in the consolidated statements of financial position.
In May 2024, the Company entered into an amendment with the investors, pursuant to which both parties agreed to reduce the number of subscribed Series D Preferred Shares committed to subscribed for from 1,331,387 to 583,752 with an aggregate subscription price of USD2.7 million (equivalent to RMB19.3 million), which was collected in 2024.
(b) Convertible redeemable preferred shares
The Series B-1 Preferred Shares, Series B-2 Preferred Shares and Series B-3 Preferred Shares are collectively referred to as the “Series B convertible redeemable preferred shares”, Series C-1 Preferred Shares is referred to as the “Series C-1 convertible redeemable preferred shares”, Series D Preferred Shares are referred to as the “Series D convertible redeemable preferred shares”, and Series D+ Preferred Shares are referred to as the “Series D+ convertible redeemable preferred shares”. All series of convertible redeemable preferred shares have the same par value of USD0.00001 per share. The redemption and other preferential rights of the convertible redeemable preferred shares are set forth below.
Redemption Rights
The Company is obliged to redeem all or part of the outstanding issued convertible redeemable preferred shares, at any time after the occurrence of specified contingent redemption events, including but not limited to that the Company has not completed a qualified IPO as of June 30, 2026.
The redemption amount payable for each convertible redeemable preferred shares upon the occurrence of any of the specified contingent events, will be an amount equal to 100% of the convertible redeemable preferred shares’ original issue price, plus all accrued but unpaid dividends thereon up to the date of redemption and simple interest on the original issue price at the rate of 10% per annum for Series B convertible redeemable preferred shares or 8% per annum for Series C-1 convertible redeemable preferred shares, Series D convertible redeemable preferred shares and Series D+ convertible redeemable preferred shares.
Conversion Rights
Each convertible redeemable preferred share shall be convertible, at the option of the holder, at any time after the date of issuance of such preferred shares, without the payment of any additional consideration, into fully-paid and non-assessable ordinary shares according to a conversion ratio of 1:1 based on the original issuance price, subject to adjustments for dilution, including but not limited to issuing new shares under the original subscription price per share paid by the holders.
All the outstanding convertible redeemable preferred shares shall automatically be converted into ordinary shares, at the applicable then-effective conversion price upon either of (a) the closing of a qualified IPO, or (b) the date or the occurrence of an event, specified by vote or written consent or agreement of the majority of all the preferred shares holders.
Voting Rights
The holders of convertible redeemable preferred shares shall be entitled to vote on all matters on which the holders of ordinary shares shall be entitled to vote on an ‘as-converted’ basis.
Dividend Rights
The holders of redeemable preferred shares are entitled to receive dividends at a simple rate of 8% of the original issue price per annum for each convertible redeemable preferred share held by such holder, payable

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
23 Preferred shares and other financial instruments subject to redemption and other preferential rights
 (Continued)
out of funds or assets when and as such funds or assets become legally available. The dividends shall be paid in the sequence of (i) Series D+ convertible redeemable preferred shares; (ii) Series D convertible redeemable preferred shares; (iii) Series C-1 convertible redeemable preferred shares; and (iv) Series B convertible redeemable preferred shares. After the dividends have been paid in full or declared to the holders of the convertible redeemable preferred shares, the holders of the convertible redeemable preferred shares and the ordinary shares shall be entitled to receive on a pro rata, as-converted basis any additional dividends that the Board of Directors may declare, set aside or pay. The dividends shall not be cumulative and shall be paid when, as and if declared by the Board of Directors. The Board of Directors has right to decide whether to declare the dividends or not.
Presentation and classification
The Group recognized the financial liabilities arising from the redemption obligations for the preferred shares at the present value of the redemption amounts, with the changes in the carrying amount recorded in the consolidated statements of profit or loss. The movements of these financial liabilities during the years presented are set out as below:
	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series B-3 Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Series D+ Preferred Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of January 1, 2022	704,338	182,130	322,283	1,829,765	—	—	3,038,516
Issuance of new convertible redeemable preferred shares	—	—	—	—	1,579,435	—	1,579,435
Repurchase of convertible redeemable preferred shares	—	—	(39,467)	—	—	—	(39,467)
Changes in the carrying amount of convertible redeemable preferred shares	109,216	17,379	36,424	146,249	128,812	—	438,080
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	767,688	—	50,556	—	—	—	818,244
Exercise of warrants to subscribe for convertible redeemable preferred shares (Note 27)	—	—	63,980	—	109,037	—	173,017
Foreign exchange effect	96,840	17,453	33,811	174,309	65,867	—	388,280
As of December 31, 2022	1,678,082	216,962	467,587	2,150,323	1,883,151	—	6,396,105

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
23 Preferred shares and other financial instruments subject to redemption and other preferential rights
 (Continued)
	Series B-1 Preferred Shares	Series B-2 Preferred Shares	Series B-3 Preferred Shares	Series C-1 Preferred Shares	Series D Preferred Shares	Series D+ Preferred Shares	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Issuance of new convertible redeemable preferred shares	—	—	—	—	219,037	266,225	485,262
Changes in the carrying amount of convertible redeemable preferred shares	140,860	18,161	39,441	153,256	151,422	2,500	505,640
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	—	538,696	538,696
Foreign exchange effect	29,250	3,781	8,151	37,327	34,021	4,551	117,081
As of December 31, 2023	1,848,192	238,904	515,179	2,340,906	2,287,631	811,972	8,042,784
Changes in the carrying amount of convertible redeemable preferred shares	116,264	15,083	32,554	126,495	120,517	50,133	461,046
Issuance of convertible redeemable preferred shares under the commitments in other financial instruments issued to investors (Note 23(a))	—	—	—	—	115,753	—	115,753
Conversion into Class A ordinary shares upon IPO of the Company	(1,971,168)	(254,856)	(549,605)	(2,475,929)	(2,532,302)	(865,056)	(8,648,916)
Foreign exchange effect	6,712	869	1,872	8,528	8,401	2,951	29,333
As of December 31, 2024	—	—	—	—	—	—	—

24 Put option liabilities
In July 2019, WeRide Hong Kong Ltd. (“WeRide HK”) and Guangzhou Jingqi entered into an agreement with two investors. Pursuant to the agreement, 1) WeRide HK, Guangzhou Jingqi and the investors together established a new company, Wenyuan Yuexing (Guangdong) Chuxing Technology Co., Ltd. (“Wenyuan Yuexing”) in which the Group has control; 2) the investors injected capital of RMB36.0 million and 28.8 million in exchange for 20% and 16% equity interest of Wenyuan Yuexing, respectively; and 3) the investors have the right to require the Group to repurchase all or a part of their equity interests in Wenyuan Yuexing and to require the Group to pay any shortfall if their investment return falls below 10% of the original injection amount, if Wenyuan Yuexing cannot complete an initial public offering before August 2025. Based

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
24 Put option liabilities (Continued)
on negotiation among the Group and the shareholders of Wenyuan Yuexing, the Group has redeemed 15% equity interest from one of the investors in 2021.
Since the Group is obligated to pay cash to the investors upon occurrence of certain events beyond the Group’s control, the put option liabilities were initially recognized at present value of redemption amount by the Group with reference to the present value of the estimated future cash outflows, and were accreted to redemption amount subsequently. The movements of the put option liabilities during the years presented are set out as below:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
As of January 1	39,184	39,812	40,449
Changes in carrying amount (Note 8)	628	637	650
As of December 31	39,812	40,449	41,099
25 Other non-current liabilities
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Government grants received with conditions	6,522	4,677
The Group was awarded grants from governments with conditions attached in the next few years. The government grants with conditions expected to be satisfied in more than one year are presented as non-current liabilities, which will be released to other income in the consolidated statements of profit or loss when the conditions attached are satisfied.
26 Trade and other payables, deposits received and accrued expenses
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade payables	16,962	20,713
Government grants received with conditions*	176,426	184,542
Accrued payroll and social insurance	55,818	96,593
Payables for professional services	4,470	27,134
Taxes payable and others	34,592	89,486
Total other payables, deposits received and accrued expenses	271,306	397,755
Trade and other payables, deposits received and accrued expenses measured at amortized cost	288,268	418,468

*
The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
26 Trade and other payables, deposits received and accrued expenses (Continued)
Aging analysis
The aging analysis of trade payables based on the invoice date, is as follows:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Within 1 year	16,962	20,713
As of December 31, 2023 and 2024, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.
Information about the Group’s exposure to currency and liquidity risks is included in Note 31.
27 Financial liabilities measured at FVTPL
The Group granted warrants to certain investors in 2022 and before, under which the investors have the rights to subscribe for the Company’s preferred shares at a predetermined or nominal price during a specific period. Such warrants are classified as financial liabilities measured at FVTPL.
The movement of warrant liabilities during the years presented is set out as below:
	For the year ended December 31,
	2022	2023
	RMB’000	RMB’000
As of January 1	74,357	72,112
Deemed distribution to a preferred shareholder (Note (ii))	—	32,767
Issuance of warrant liabilities	143,829	—
Inducement charges (Note(i))	125,213	—
Fair value changes	(25,308)	4,549
Exercised by the investors to subscribe for preferred shares
–Convertible redeemable preferred shares (Note 23(b))	(173,017)	—
–Other reserve (Note 29(b)(iii))	(79,512)	(111,055)
Foreign exchange effect	6,550	1,627
As of December 31	72,112	—

Notes:
(i)
In 2022, certain warrants were granted to certain preferred shares’ investors without additional consideration, when the Company issued convertible redeemable preferred shares to these investors. Under the warrants, these investors have the right to subscribe for more preferred shares at a predetermined price with certain discounts during a specific period. The initial fair value of these warrants is treated as an inducement charge for the financing activities.

(ii)
In May 2023, the Company amended a warrant issued in 2018 to a preferred shareholder with nominal consideration. The warrant became exercisable as amended to subscribe for 1,382,929 shares of Series A Preferred Shares at a predetermined nominal price during a specific period. The fair value changes of the warrant of RMB 32.8 million due to the amendment was treated as a deemed distribution to this preferred shareholder.

The Group has engaged an independent valuation firm to evaluate the fair value of the warrants utilizing the binomial option-pricing model, which involves significant assumptions including the risk-free interest rate, the expected volatility, expected dividend yield and expected term. The warrants were remeasured as of the end of each year presented utilizing the binomial option-pricing model with the following assumptions:

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
27 Financial liabilities measured at FVTPL (Continued)
	For the year ended December 31,
	2022	2023
Expected volatility	58.1%	53.8%
Risk-free interest rate (per annum)	4.4%	4.3%
Expected dividend yield	0%	0%
Expected term	1.0–6.0 years	2.5 years
The risk-free interest rate was based on the U.S. Treasury rate for the expected remaining life of the convertible notes and warrants. The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s convertible notes and warrants. Expected dividend yield is zero as the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the remaining life of the convertible notes and warrants.
28 Bank loans
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Non-current
–Long-term bank loan (Note (i))	—	50,040
Current
–Short-term bank loans (Note (ii))	—	30,019
	—	80,059

Notes:
(i)
In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum.

(ii)
In November and December 2024, a commercial bank in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million bearing an interest rate of 2.5% per annum.

29 Capital and reserves
(a) Share capital and share premium
Authorized:
	Number of ordinary shares	Number of non-redeemable preferred shares	Number of convertible redeemable preferred shares
As of January 1, 2022	4,418,175,111	210,621,810	371,203,079
Re-designation upon issuance of preferred shares	(60,574,179)	1,084,600	59,489,579
As of December 31, 2022 and 2023 (Note (i))	4,357,600,932	211,706,410	430,692,658
Re-designation before the completion of the IPO	(4,357,600,932)	(211,706,410)	(430,692,658)
As of December 31, 2024 (Note (ii))	—	—	—

(i)
As of December 31, 2022 and 2023, the authorized capital of the Company was USD50,000 or i) 4,357,600,932 ordinary shares, including 50 Golden Shares; ii) 211,706,410 non-redeemable preferred shares, consisting of 65,403,460 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 93,343,020 Series A Preferred Shares; and iii) 430,692,658 convertible redeemable preferred shares.

Golden Share represents the share held by each member, who shall be entitled to 7,200,000 votes in respect of each Golden Share held by such member (as adjusted for share splits, share dividends, combinations, recapitalizations and similar events with respect to the ordinary shares or the Golden Shares).

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
29 Capital and reserves (Continued)
(ii)
In July 2024, the Board of Directors approved, conditional upon and immediately prior to the completion of the IPO, the reorganization of the authorized share capital of the Company, of which the authorized share capital of the Company shall be USD50,000 divided into 5,000,000,000 shares of a par value of USD0.00001 each, comprising (i) 3,500,000,000 Class A ordinary Shares of a par value of US$0.00001 each, (ii) 500,000,000 Class B ordinary shares of a par value of USD0.00001 each, and (iii) 1,000,000,000 shares of a par value of US$0.00001 each of such class or classes.

Issued:
	Number of ordinary shares	Share Capital of ordinary shares	Number of non-redeemable preferred shares	Share capital of non-redeemable preferred shares
		RMB’000		RMB’000
As of January 1, 2022 (Note (iii))	106,850,470	7	205,671,810	15
Issuance of new shares (Note (iv))	1,892,780	1	—	—
As of December 31, 2022	108,743,250	8	205,671,810	15
Issuance of new shares (Note (v))	1,763,689	—	4,400,229	—
As of December 31, 2023	110,506,939	8	210,072,039	15
Issuance of new shares (Note (vi)(vii))	93,350,727	7	—	—
Conversion of preferred shares into Class A and Class B ordinary shares (Note (x))	—	—	(210,072,039)	(15)
Re-designation before the completion of the IPO (Note (viii))	(203,857,666)	(15)	—	—
As of December 31, 2024	—	—	—	—

(iii)
As of January 1, 2022, the Company issued 106,850,470 ordinary shares, including 50 Golden Shares and 205,671,810 non-redeemable preferred shares, consisting of 65,403,460 Series Seed-1 Preferred Shares, 52,959,930 Series Seed-2 Preferred Shares and 87,308,420 Series A Preferred Shares.

(iv)
In 2022, the Company issued 1,892,780 ordinary shares with consideration of USD2.0 million (equivalent to RMB13.4 million).

(v)
In 2023, the Company issued 1,763,689 ordinary shares with consideration of USD6.0 million (equivalent to RMB42.5 million) and 4,400,229 Series A Preferred Shares with consideration of USD4.4 thousand (equivalent to RMB31 thousand), upon the exercise of the warrant issued in 2018.

(vi)
In July 2024, the Company issued 80,544,159 ordinary shares at par value of USD0.00001 to settle vested restricted share units held by certain management personnel.

(vii)
In July 2024, to achieve an equitable relative shareholding among different shareholder groups of the Company, the Board of Directors and shareholders of the Company approved the issuance of a total of 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001, for an aggregate consideration of USD128.1 (equivalent to RMB0.9 thousand). These shares were issued in August 2024 and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. The Company was involved in this transaction to facilitate the agreement reached by the Company’s shareholders to adjust the ownership structure, and has accounted for these issuances as a shareholder transaction with an increase in the Company’s shareholder’s equity of USD128.1 (equivalent to RMB0.9 thousand).

(viii)
In October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares immediately upon the completion of the IPO.

Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(ix)
Upon completion of the IPO and exercised of the over-allotment option, the Company issued 85,263,652 and 2,736,570 Class A ordinary shares at par value of US$0.00001 each for cash consideration of USD5.17 each, respectively. The net proceeds received were USD443.0 million (equivalent to RMB3,149.3 million), net of commissions and listing expenses. The listing expenses paid and payable mainly include legal fees, accounting fees and other related costs, which were incremental costs directly attributable to the issuance of the new shares.

(x)
Upon completion of the IPO, each of the issued 210,072,039 non-redeemable preferred share and 334,309,270 redeemable preferred share was converted into one Class A or Class B ordinary share on a one for one basis. As a result, the financial liabilities for convertible redeemable preferred shares were derecognized and recorded as Class A ordinary share and share premium.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
29 Capital and reserves (Continued)
As of December 31, 2024, analysis of the Company’s issued shares was as follows:
	Number of Class A ordinary shares	Share capital of Class A ordinary shares	Number of Class B ordinary shares	Share capital of Class B ordinary shares
		RMB’000		RMB’000
As of January 1, 2024	—	—	—	—
Re-designation from ordinary shares before the completion of the IPO (Note (viii))	149,442,793	11	54,414,873	4
Conversion of non-redeemable preferred shares into Class A and Class B ordinary shares (Note (x))	209,672,489	15	399,550	*
Conversion of redeemable preferred shares into Class A ordinary shares (Note (x))	334,309,270	23	—	—
Issuance of Class A ordinary shares relating to initial public offering and exercise of over-allotment option (Note (ix))	88,000,222	6	—	—
Cancellation of treasury shares (Note 29(c))	(10,025,092)	(1)	—
As of December 31, 2024	771,399,682	54	54,814,423	4
(b) Nature and purpose of reserves
(i) Share-based compensation reserve
The share-based compensation reserve represents the portion of the grant date fair value of share options or restricted share units granted to the key management officers, employees and nonemployees that has been recognized as share-based compensation expenses in accordance with the accounting policy adopted for share-based compensation in Note 2(u)(iii).
(ii) Translation reserve
The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations.
(iii) Other reserves
Other reserves represent the differences arising from the exercise of warrant liabilities measured at FVTPL to convertible redeemable preferred shares (see Note 2(q)(i)) which are measured at present value of redemption amounts or non-redeemable preferred shares which are classified as equity.
(c) Treasury shares
	Number of shares	Carrying amount
		RMB’000
As of January 1, 2022	5,870,578	91,841
Repurchase of ordinary shares	1,892,780	44,442
Repurchase of redeemable preferred shares	2,547,980	20,358
Sales of non-redeemable preferred shares in treasury shares	(286,246)	(4,973)
As of December 31, 2022 and 2023	10,025,092	151,668
Cancellation of treasury shares	(10,025,092)	(151,668)
As of December 31, 2024	—	—

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
29 Capital and reserves (Continued)
The Board of Directors of the Company authorized share repurchase of 1,892,780 ordinary shares with consideration of USD6.6 million (equivalent to RMB44.4 million) and 2,547,980 Series B-3 redeemable preferred shares with consideration of USD8.9 million (equivalent to RMB59.8 million) in October 2022. These shares were recorded at their historical purchase prices and reserved as treasury shares.
In January 2022, the Company sold 286,246 treasury shares of Series Seed-1 Preferred Shares with consideration of USD1.0 million (equivalent to RMB6.5 million).
In November 2024, the Board of Directors of the Company authorized the cancellation of all treasury shares for nil consideration and such cancelled shares were returned to the pool of authorized but unissued shares.
(d) Capital risk management
The Group defines “capital” as including all components of equity, convertible redeemable preferred shares, and other financial instruments subject to redemption and other preferential rights. The Group’s policy is to maintain a strong capital base to maintain investors, creditors and market confidence and to sustain future development of the business. There were no changes in the Group’s approach to capital management during the years presented. The Group is not subject to any externally imposed capital requirements.
(e) Dividends
No dividends have been declared or paid by the Company or the companies comprising the Group to its shareholders during the years presented. For the deemed distribution to a preferred shareholder in May 2023, see Note 27.
30 Share-based compensation arrangements
In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.
(a) Share options
Share options granted under the 2018 Share Plan are generally subject to a time-based requirement of up to four-year service schedule.
Under the 2018 Share Plan, 57,443,348, 10,834,516, and 16,276,585 share options were granted to officers, employees and nonemployees for the years ended December 31, 2022, 2023 and 2024, respectively. Share options were granted with exercise prices ranging from USD0.5 to USD3.9. All the share options granted under the 2018 Share Plan have a contractual term of ten years.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
30 Share-based compensation arrangements (Continued)
Share options’ activities for the years presented were summarized as follows:
	For the year ended December 31,
	2022		2023		2024
	Weighted average exercise price USD	Number of options	Weighted average exercise price USD	Number of options	Weighted average exercise price USD	Number of options
Outstanding as of January 1	0.6	53,564,010	0.9	103,897,771	0.9	109,142,239
Granted	1.2	57,443,348	1.2	10,834,516	2.7	16,276,585
Expired	0.5	(1,062,550)	0.6	(935,335)	0.8	(643,187)
Forfeited	0.7	(6,047,037)	0.9	(4,654,713)	1.2	(2,923,088)
Outstanding as of December 31	0.9	103,897,771	0.9	109,142,239	1.2	121,852,549
Exercisable as of December 31		—		—	1.2	84,685,936
The weighted average grant date fair value of the share options granted for the years ended December 31, 2022, 2023 and 2024 were USD2.4, USD2.6 and USD3.4, respectively. The aggregated fair value of the share options at the grant date for the years ended December 31, 2022, 2023 and 2024 were USD142.8 million (equivalent to RMB959.8 million), USD27.6 million (equivalent to RMB194.3 million) and USD55.7 million (equivalent to RMB396.5 million), respectively.
In December 2024, the Board of Directors of the Company approved to modify the exercise price of 8,879,402 share options that were previously granted in July 2024 that had been vested in October 2024 as a result of the completion of the IPO, from USD 1.22 per share to USD3.89 per share.
The share options outstanding as of December 31, 2022, 2023 and 2024 had weighted average remaining contractual life of 9.1 years, 8.0 years and 7.0 years, respectively.
The fair value of share options granted was measured by reference to the fair value of the Company’s equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binominal options pricing model. The key assumptions used in determining the fair value of share options were as follows:
	For the year ended December 31,
	2022	2023	2024
Fair value of the Company’s ordinary shares	USD2.68-USD3.42 per share	USD3.46 per share	USD3.47-USD4.82 per share
Expected volatility	51.2%-56.2%	52.0%	52.0%-52.3%
Exercise multiple	2.2x	2.2x-2.8x	2.2x-2.8x
Expected dividends	0%	0%	0%
Risk-free interest rate (per annum)	2.8%-4.1%	4.05%	4.0%-4.51%
Expected term	10 years	10 years	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
30 Share-based compensation arrangements (Continued)
multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or nonemployees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options.
(b) Restricted share units
Restricted share units granted under the 2018 Share Plan have a contractual term of seven years with varying time-based requirement of service period up to four years and a requirement of the closing of an IPO of the Company. No cash consideration is required of the recipient in connection with the grant of restricted share units.
The completion of the Company’s IPO was considered a non-market performance condition before the Company completed its IPO on October 28, 2024. Service and non-market performance conditions are not taken into account when determining the grant date fair value of restricted share units, but the likelihood of the conditions being met is assessed as part of the Group’s best estimate of the number of restricted share units that will ultimately vest.
That is, before the Company completed its IPO, the actual length of vesting period of the restricted share units is subject to an IPO condition. The Group considered that an IPO would be probable to occur after the required service period and recognized the share compensation expenses over the estimated vesting period, which was based on an estimate of when an IPO would occur.
The Company had determined that an IPO was not probable as of December 31, 2022, therefore, no compensation expense relating to the restricted share units was recognized for the year ended December 31, 2022.
Upon completion of the filings with the China Securities Regulatory Commission (“CSRC”) for offering and the CSRC concluded the filing procedure and published the filing results on the CSRC website in August 2023, which was essential for the completion of an IPO, the Company had determined that the vesting of the restricted share units has since become probable. Accordingly, the Group had recognized a cumulative catch-up of the share-based compensation amounting RMB417.1 million for the year ended December 31, 2023.
Restricted share units’ activities for the years presented were summarized as follows:
	For the year ended December 31,
	2022	2023	2024
	Number of restricted share units	Number of restricted share units	Number of restricted share units
Outstanding as of January 1	194,569,490	194,569,490	194,035,796
Granted	—	—	20,281,568
Forfeited	—	(533,694)	(470,649)
Vested	—	—	(207,065,147)
Outstanding as of December 31	194,569,490	194,035,796	6,781,568
The restricted share units outstanding as of December 31, 2022, 2023 and 2024 had weighted average remaining contractual life of 1.4 years, 0.4 years and 6.9 years, respectively.
In June 2024, the Board of Directors of the Company approved to accelerate the vesting of 125,994,150 restricted share units granted to certain management personnel through waiving the requirement of the closing of an IPO of the Company. As a result, the Company recognized a total share-based compensation expense in the amount of RMB69.5 million for the year ecded December 31, 2024.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
30 Share-based compensation arrangements (Continued)
Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the consolidated statements of profit or loss for aforementioned share options and restricted share units granted were RMB325.4 million, RMB931.8 million and RMB1,187.9 million for the years ended December 31, 2022, 2023 and 2024, respectively.
31 Financial risk management and fair value of financial instruments
Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.
(a) Credit risk
Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the Group. The Group’s credit risk is primarily attributable to trade receivables, amount due from related parties, contract assets, receivables from payments made on behalf of customers, receivables from loans to employees and other receivables. The Group’s exposure to credit risk arising from time deposits, financial assets at FVTPL, cash, cash equivalents and restricted cash is limited because the counterparties are banks with high-credit-quality, for which the Group considers to have low credit risk. The Group does not provide any guarantees which would expose the Group to credit risk.
Trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers
The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer rather than the industry or country in which the customers operate and therefore significant concentrations of credit risk primarily arise when the Group has significant exposure to individual customers. As of December 31, 2023 and 2024, 44% and 28% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s largest customer, 47% and 37% of the total trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due from the Group’s five largest customers, respectively.
Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer operates. Trade receivables are due within 30 – 90 days from the invoice date. Normally, the Group does not obtain collateral from customers.
The Group measures loss allowances for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers at an amount equal to lifetime ECLs, which is calculated using a provision matrix. As the Group’s historical credit loss experience does not indicate significantly different loss patterns for different customer segments, the loss allowance based on past due status is not further distinguished between the Group’s different customer bases.
Expected loss rates are calculated using a ‘roll rate’ method based on the probability of a receivable progressing through successive stages of delinquency to write-off. These rates are adjusted to reflect the differences between economic conditions during the period over which the historic data has been collected, current conditions and the Group’s view of economic conditions over the expected lives of the receivables. As of December 31, 2023 and 2024, 72% and 60% of the Group’s trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers were due within one year, respectively. Based on this assessment, additional loss allowance of RMB11.7 million, RMB40.2 million and RMB28.7 million were recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
Receivables from loans to employees and other receivables
In determining the ECL for receivables from loans to employees and other receivables, the management has taken into account the historical default experience and forward-looking information, as appropriate. The management has assessed that no debtors of these receivables had a significant increase in credit risk since initial recognition and risk of default is insignificant, and therefore, no material ECL allowance was provided for receivables from loans to employees and other receivables for the years presented.
The following table provides information about the Group’s exposure to credit risk and ECLs for trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers:
	As of December 31, 2023
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	343,782	—	8.2%	(28,045)	(28,045)
More than 1 year	138,463	(1,200)	16.7%	(23,116)	(24,316)
	482,245	(1,200)		(51,161)	(52,361)
	As of December 31, 2024
	Carrying amount	Provision on individual basis	Weighted average loss rates	ECLs	Loss allowance
	RMB’000			RMB’000	RMB’000
Within 1 year	242,657	—	8.9%	(21,628)	(21,628)
1 to 2 years	59,470	—	20.5%	(12,195)	(12,195)
More than 2 years	105,124	(1,410)	43.6%	(45,811)	(47,221)
	407,251	(1,410)		(79,634)	(81,044)
Movement in the loss allowance account in respect of trade receivables, amounts due from related parties, contract assets and receivables from payments made on behalf of customers during the years presented is as follows:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000

As of January 1	(448)	(12,144)	(52,361)
Credit loss recognized during the year	(11,696)	(40,217)	(28,664)
Effect of movement in exchange rates	—	—	(19)
As of December 31	(12,144)	(52,361)	(81,044)
(b) Liquidity risk
Individual operating entities within the Group are responsible for their own cash management, including the short-term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to the approval by the Company’s Board of Directors when the loans and borrowings exceed certain predetermined levels of authority. The Group’s policy is to regularly monitor its liquidity requirements and its

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.
The following tables show the remaining contractual maturities at the end of the years presented of the Group’s financial liabilities, based on undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on current rates at the end of the years presented) and the earliest date the Group can be required to pay.
	As of December 31, 2023
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	40,449	41,580	—	41,580	—
Trade payables	16,962	16,962	16,962	—	—
Other payables, deposits received and accrued expenses	271,306	271,306	271,306	—	—
Lease liabilities	53,407	57,674	34,602	16,332	6,740
Amounts due to related parties	77,827	77,827	77,827	—	—
Total financial liabilities that are settled by delivering cash or another financial asset except for preferred shares and other financial instruments subject to redemption and other preferential rights	459,951	465,349	400,697	57,912	6,740
	As of December 31, 2024
	Carrying amount	Total contractual undiscounted cash flow	Within 1 year or on demand	More than 1 year but within 2 years	More than 2 years but within 5 years
Put option liabilities	41,099	41,580	41,580	—	—
Trade payables	20,713	20,713	20,713	—	—
Long-term bank loan	50,040	52,984	—	52,984	—
Short-term bank loans	30,019	30,019	30,019	—	—
Other payables, deposits received and accrued expenses	397,755	397,755	397,755	—	—
Lease liabilities	62,959	67,175	38,524	22,761	5,890
Amounts due to related parties	9,450	9,450	9,450	—	—
Total financial liabilities that are settled by delivering cash or another financial asset	612,035	619,676	538,041	75,745	5,890
The carrying amount of preferred shares and other financial instruments subject to redemption and other preferential rights was RMB8,181.7 million as of December 31, 2023. The carrying amount represented the maximum amounts that the Company could be required to pay upon occurrence of specified contingent events. As some of these triggering events, such as change of control of the Company could happen at any time, the Group may be required to pay the carrying amounts upon such events. These contingent redemption obligations automatically expired when the preferred shares were converted into ordinary shares upon the completion of the Company’s IPO on October 25, 2024.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
(c) Interest rate risk
Interest-bearing financial instruments at variable rates and at fixed rates expose the Group to cash flow interest rate risk and fair value interest risk, respectively. The Group determines the appropriate weightings of the fixed and floating rate interest-bearing instruments based on the current market conditions and performs regular reviews and monitoring to achieve an appropriate mix of fixed and floating rate exposure. The Group does not enter into financial derivatives to hedge interest rate risk.
The following table details the interest rate profile of the Group’s financial assets and liabilities as of the end of each year presented.
(i) Interest rate risk profile
	As of December 31,
	interest rates	2023	interest rates	2024
	%	RMB’000%		RMB’000
Fix rate instruments:
Cash and cash equivalents	0%~3.1%	1,661,152	0%~5.25%	4,268,300
Time deposits	4.69%-6.00%	2,550,279	1.55%~5.05%	620,148
Restricted cash–current	0.01%	10,194	0.01%~2%	4,814
Restricted cash–non-current	0.01%	1,575	0.01%~1.61%	9,669
Long-term bank loan	—	—	2.9%	(50,040)
Short-term bank loans	—	—	2.5%	(30,019)
Lease liabilities-current	4.4%	(31,098)	4.4%	(36,900)
Lease liabilities–non-current	4.4%	(22,309)	4.4%	(26,059)
		4,169,793		4,759,913
Variable rate instruments:
Non-equity investments		317,042		1,685,146
(ii) Sensitivity analysis
As of December 31, 2023 and 2024, it is estimated that a general increase/decrease of 100 basis points in interest rates, with all other variables held constant, would have decreased/increased the Group’s loss for the year and accumulated losses by RMB3.2 million and RMB16.9 million, respectively.
The sensitivity analysis above indicates the instantaneous change in the Group’s loss for the year and accumulated losses that would arise assuming that the change in interest rates had occurred at the end of the years presented and had been applied to re-measure those financial instruments held by the Group which expose the Group to fair value interest rate risk at the end of the years presented. In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative instruments held by the Group at the end of the years presented, the impact on the Group’s loss for the year and accumulated losses is estimated as an annualised impact on interest expense or income of such a change in interest rates.
(d) Foreign currency risk
The Group is exposed to currency risk primarily due to receivables, payables and cash balances that are denominated in a foreign currency, i.e. a currency other than the functional currency of the operations to which the transactions relate. The currencies giving rise to this risk are primarily United States dollars (“USD”). The Group manages this risk as follows:

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
(i) Exposure to currency risk
The following table details the Group’s exposure at the end of the years presented to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year-end date. Differences resulting from the translation of the financial statements of foreign operations into the Group’s presentation currency are excluded.
	Exposure to foreign currencies As of December 31,
	USD 2023	USD 2024
	RMB’000	RMB’000
Cash	306,677	1,941,370
Trade receivables	—	9,694
Intercompany payables	(280,050)	(1,493,516)
Net exposure arising from recognized assets and liabilities	26,627	457,548
(ii) Sensitivity analysis
The following table indicates the instantaneous change in the Group’s loss for the year and cumulative losses that would arise if foreign exchange rates to which the Group has significant exposure at the end of each year presented had changed at that date, assuming all other risk variables remained constant.
	As of December 31,
	2023		2024
	Increase/ (decrease) in foreign exchange rates	(Increase)/ decrease on loss for the year and accumulated losses	Increase/ (decrease) in foreign exchange rates	(Increase)/ decrease on loss for the year and accumulated losses
		RMB’000		RMB’000
USD	10%	2,663	10%	45,755
USD	(10)%	(2,663)	(10)%	(45,755)
Results of the analysis as presented in the above table represent an aggregation of the instantaneous effects on each of the Group entities’ loss for the year and cumulative losses measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the end of the years presented for presentation purposes.
The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the end of each year presented, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of foreign operations into the Group’s presentation currency.
(e) Fair value measurement
(i) Financial assets and liabilities measured at fair value
Fair value hierarchy
The following table presents the fair value of the Group’s financial instruments measured at the end of the years presented on a recurring basis, categorized into the three-level fair value hierarchy as defined in

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:
• Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
• Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available.
• Level 3 valuations:	Fair value measured using significant unobservable inputs.
The following table presents the Group’s financial assets and liabilities that are measured at fair value at the end of each year presented:
	As of December 31, 2023
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	317,042	—	317,042	—
	As of December 31, 2024
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,742,065	56,919	1,685,146	—
For the years presented, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The Group’s policy is to recognize transfers between levels of fair value hierarchy as at the end of the years presented in which they occur.
Financial instruments in level 2
Financial assets at FVTPL
The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each year presented.
Financial assets at FVTPL consisted of the following:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Aggregated cost basis	258,587	1,662,401
Gross unrealized holding gain	58,455	22,745
Aggregated fair value	317,042	1,685,146

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the years presented:
	For the year ended December 31, 2022
	January 1, 2022	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2022
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	53,868	2,041,173	(929,785)	7,731	45,537	1,218,524
	For the year ended December 31, 2023
	January 1, 2023	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2023
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,218,524	1,965,328	(2,925,265)	42,960	15,495	317,042
	For the year ended December 31, 2024
	January 1, 2024	Purchase	Sell	Included in earnings	Foreign exchange effect	December 31, 2024
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	317,042	1,665,195	(324,791)	22,745	4,955	1,685,146
(ii) Fair value of financial assets and liabilities carried at other than fair value
The carrying amounts of the Group’s financial instruments carried at cost or amortized cost are not materially different from their fair values as of December 31, 2023 and 2024, except for the preferred shares and other financial instruments subject to redemption and other preferential rights, for which their carrying amounts and fair value and the level of fair value hierarchy were disclosed as below:
			Fair value measurements as of December 31, 2023 categorized into
	Carrying amounts	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Preferred shares and other financial instruments subject to redemption and other preferential rights	8,181,722	11,181,388	—	—	11,181,388
The fair value of preferred shares and other financial instruments subject to redemption and other preferential rights was determined using the binominal option-pricing model. Assumptions used in the binominal option-pricing model were presented as below:

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
31 Financial risk management and fair value of financial instruments (Continued)
As of December 31,
2023
Expected volatility	53.8%
Risk-free interest rate (per annum)	4.3%
Expected dividend yield	0%
Expected term	2.5 years
(f) Cash concentration
Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:
	As of December 31,
	2023	2024
	RMB’000	RMB’000
RMB denominated:
Financial institutions in Chinese Mainland	528,980	503,800
USD denominated:
Financial institutions in Chinese Mainland	306,677	1,816,218
Financial institution in Hong Kong	2,200,365	11,671
Financial institution in the U.S.	1,499,960	462,786
Financial institution in the Singapore	502	3,767,075
Financial institution in the Middle East	—	10,561
Arab Emir. Dirham (“AED”) denominated:
Financial institution in the Middle East	3,758	3,198
European Dollar (“EUR”) denominated:
Financial institutions in Chinese Mainland	—	1,129
Financial institution in the Middle East	—	186
Singapore Dollar (“SGD”) denominated:
Financial institution in the Singapore	—	11,453
The bank deposits in Chinese Mainland, Hong Kong, the U.S., Middle East, Germany and Singapore are insured by the government authority up to RMB500,000, HKD500,000, USD250,000, AED50,000, EUR20,000 and SGD100,000 with individual bank, respectively. Total bank deposits amounted to RMB37.0 million and RMB51.0 million are insured as of December 31, 2023 and December 31, 2024, respectively. The Company has not experienced any losses in uninsured bank deposits.
32 Commitments
Commitments outstanding as of December 31, 2024 consist of the following:
As of December 31, 2024
RMB’000
Contracted for purchase of inventories (Note (i))	62,296
Contracted for purchase of services (Note (ii))	216,807
279,103

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
32 Commitments (Continued)
Notes:
As of December 31, 2024, the Group had entered into the following commitment agreements:
(i)
A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd. (“Yutong”), an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of December 31, 2024, the Group has paid RMB55.4 million under this vehicle purchase agreement. The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of December 31, 2024, the Group has paid RMB15.4 million under this vehicle purchase agreement.
(ii)
A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of December 31, 2024, the research and development services has not started and no consideration has been paid yet.

33 Principal subsidiaries
As of December 31, 2024, the Company’s principal subsidiaries were as follows:
Company Name	Place of incorporation/establishment	Group’s effective interest (direct or indirect)	Principal activities
WeRide Corp.	the U.S.	100%	Research and development of autonomous driving technology
WeRide HK	the PRC Hong Kong	100%	Holding company
WeRide (Singapore) Pte. Ltd.	Singapore	100%	Sales of autonomous driving products and provision of related services
WeRide Middle East General Trading Ltd.	Abu Dhabi	100%	Sales of autonomous driving products and provision of related services
Guangzhou Wenyuan	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Guangzhou Jingqi	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Yuexing (Guangdong) Travel Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
33 Principal subsidiaries (Continued)
Company Name	Place of incorporation/establishment	Group’s effective interest (direct or indirect)	Principal activities
Wenyuan Suxing (Jiangsu) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wuxi WeRide Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shanghai Wenyuan Zhixing Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shenzhen Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Wenyuan Jingxing (Beijing) Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Taizhou Wenyuan Zhixing Intelligent Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
Shanghai Wenyuan Zhixing Automotive Technology Co., Ltd.	Chinese Mainland	100%	Sales of autonomous driving products and provision of related services
34 Material related party transactions
(a) Name and relationship with related parties
Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Mr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Grégoire de Franqueville	Non-Executive Director
Mr. Takao Asami	Non-Executive Director
Mr. David Tong Zhang	Independent Director
Ms. Huiping Yan	Independent Director
Mr. Yibing Xu	Former Non-Executive Director
Mr. Jingzhao Wan	Former Non-Executive Director
Mr. Ziping Kuang	Former Non-Executive Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Former Non-Executive Director
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service	Affiliate of a shareholder

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
34 Material related party transactions (Continued)
Name of related parties	Relationship with the Group
Co., Ltd (collectively “Alliance affiliates”)
Zhengzhou Yutong Bus Co., Ltd.,
Zhengzhou Yutong Heavy Industry Co., Ltd.,
Yutong Heavy Equipment Co., Ltd.,	Affiliate of a shareholder
Zhengzhou Yutong Mining Equipment Co., Ltd, and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”)
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han
(b) Key management personnel compensation
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Short-term employment benefits (excluding discretionary bonus)	22,461	18,191	15,575
Discretionary bonus	15,083	7,396	15,425
Contributions to defined contribution retirement plans	268	264	229
Share-based compensation expenses	82,410	621,172	973,975
	120,222	647,023	1,005,204
(c) Other transactions with related parties
In addition to the transactions disclosed elsewhere in these consolidated financial statements, the Group entered into the following continuing material related party transactions during the years presented:
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Sales of goods to:
Yutong affiliates	43,697	5,708	—
Alliance affiliates	1,276	4,510	2,840
	44,973	10,218	2,840
Service rendered to:
Alliance affiliates	7,647	14,898	15,053
Yutong affiliates	833	23,390	13,816
Yuji affiliates	603	—	528
	9,083	38,288	29,397
Purchases of goods or services from:
Yutong affiliates*	168,862	18,377	71,042
Yuji affiliates	30,274	111,532	90,055
	199,136	129,909	161,097

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
34 Material related party transactions (Continued)
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Payments made on behalf of customers to:
Yuji affiliates	—	34,848	65,238
	—	34,848	65,238

*
The Group sold and recognized goods purchased from Yutong affiliates for business operation in cost of goods sold in the amount of RMB111.7 million, RMB10.8 million and RMB 9.1 million for the years ended December 31, 2022, 2023 and 2024, respectively.

In addition, the Group entered into a share subscription agreement with one of Alliance affiliates in July 2024, who committed to subscribe shares of the Company as a cornerstone investor with an aggregate purchase price of USD97.0 million (equivalent to RMB689.6 million). The Company issued 18,774,194 Class A ordinary shares for cash consideration of USD5.17 each to the shareholder and collected the subscription consideration upon completion of the IPO.
In July 2024, the Company issued 80,544,159 ordinary shares to settle vested restricted shares held by certain management personnel and withheld 45,449,991 vested restricted share units to fund the withholding tax payable arising from the settlement of these vested restricted share units amounting to RMB394.2 million.
(d) Balances with related parties
	As of December 31,
	2023	2024
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	3,252	3,944
Yutong affiliates	26,218	11,880
Less: loss allowance	(2,547)	(2,707)
Trade receivables, net of loss allowance	26,923	13,117
Prepayments to:
Yutong affiliates	—	13,501
Prepayments to and amounts due from related parties	26,923	26,618
Trade related
Amounts due to related parties
Trade and other payables to:
Yutong affiliates	35,009	2,185
Yuji affiliates	42,393	7,265
Alliance affiliates	425	—
	77,827	9,450
As of December 31, 2023 and 2024, amounts due from related parties are unsecured, interest-free and repayable on demand.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
35 Company level financial position
The following parent company financial information of the Company has been prepared using the same accounting policies as set out in the accompanying consolidated financial statements. As of December 31, 2024, there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of preferred shares and other financial instruments subject to redemption and other preferential rights of the Company, except for those, which have been separately disclosed in the consolidated financial statements:
(a) Condensed Statements of Profit or Loss
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Other net income	—	6,353	—
Administrative expenses	(16,440)	(11,095)	(24,016)
Selling expenses	—	—	(261)
Operating loss	(16,440)	(4,742)	(24,277)
Interest income	—	—	18,327
Inducement charges of warrants	(125,213)	—	—
Fair value changes of financial liabilities measured at FVTPL	25,308	(4,549)	—
Fair value changes of financial assets measured at FVTPL	—	—	(84,579)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights	(479,210)	(554,048)	(465,254)
Share of loss from subsidiaries and former VIE	(702,941)	(1,385,762)	(1,959,421)
Loss before taxation	(1,298,496)	(1,949,101)	(2,515,204)
Income tax	—	—	(1,604)
Loss for the year	(1,298,496)	(1,949,101)	(2,516,808)
(b) Condensed Statements of Financial Position
	As of December 31,
	2023	2024
	RMB’000	RMB’000
ASSETS
Amounts due from subsidiaries	4,332,839	6,946,299
Financial assets at FVTPL–non-current	—	56,919
Non-current assets	4,332,839	7,003,218
Prepayments and other receivables	689	76,113
Subscription receivables	43,924	—
Cash	770,140	602,407
Current assets	814,753	678,520
Total assets	5,147,592	7,681,738

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
35 Company level financial position (Continued)
	As of December 31,
	2023	2024
	RMB’000	RMB’000
EQUITY
Ordinary shares	8	—
Class A ordinary shares	—	54
Class B ordinary shares	—	4
Series Seed-1 Convertible Preferred Shares	5	—
Series Seed-2 Convertible Preferred Shares	4	—
Series A Convertible Preferred Shares	6	—
Share premium	1,104,120	12,750,598
Reserves	2,110,151	2,946,715
Accumulated losses	(6,114,544)	(8,631,352)
Treasury shares	(151,668)	—
Total (deficit)/equity	(3,051,918)	7,066,019
LIABILITIES
Other payables, deposits received and accrued expenses	17,788	615,719
Preferred shares and other financial instruments subject to redemption and other preferential rights*	8,181,722	—
Current liabilities	8,199,510	615,719
Total liabilities	8,199,510	615,719
Total equity and liabilities	5,147,592	7,681,738

(c) Condensed Statements of Cash Flow
	For the year ended December 31,
	2022	2023	2024
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(10,848)	(7,659)	(32,211)
Net cash used in investing activities	(2,634,633)	(1,663,084)	(3,459,830)
Net cash generated from financing activities	2,782,671	1,095,129	3,314,536
Net increase/(decrease) in cash	137,190	(575,614)	(177,505)
Cash as of January 1	1,084,196	1,326,502	770,140
Effect of foreign exchange rate changes	105,116	19,252	9,772
Cash as of December 31	1,326,502	770,140	602,407
36 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2024
Up to the date of issue of these consolidated financial statements, the IASB has issued a number of amendments, which are not yet effective for the year ended December 31, 2024 and have not been adopted in these consolidated financial statements. These developments include the following which may be relevant to the Group.

Notes to the Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
36 Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2024 (Continued)
Effective for accounting period beginning on or after
Amendments to IAS 21, Lack of exchangeability	January 1, 2025
Amendments to IFRS 9 and IFRS 7, Contracts Referencing Nature-dependent Electricity	January 1, 2026
Amendments to IFRS 9 and IFRS 7: Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual improvements to IFRS Accounting Standards–Volume 11	January 1, 2026
IFRS 18, Presentation and Disclosure in Financial Statements	January 1, 2027
IFRS 19, Subsidiaries without Public Accountability: Disclosures	January 1, 2027
Amendments to IFRS 10 and IAS 28, Sale or contribution of assets between an investor and its associate or joint venture	To be determined at a future date
The Group is in the process of making an assessment of what the impact of these developments is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial statements.
37 Subsequent events
Management has considered subsequent events through March 25, 2025, and there are no significant events subsequent to December 31, 2024 which would materially affect the Group’s operation results and financial position.

Unaudited Condensed Consolidated Statements of Profit or Loss
(Expressed in thousands of Renminbi (“RMB”), except for per share data)
		For the three months ended March 31,
	Note	2024	2025
		RMB’000	RMB’000
Revenue
Product revenue (including product revenue from related parties of RMB2,620 and RMB90 for the three months ended March 31, 2024 and 2025, respectively)		6,478	9,500
Service revenue (including service revenue from related parties of RMB6,943 and RMB6,484 for the three months ended March 31, 2024 and 2025, respectively)		64,697	62,937
Total revenue	3	71,175	72,437
Cost of revenue
Cost of goods sold (including cost of goods sold from related parties of nil and nil for the three months ended March 31, 2024 and 2025, respectively)		(6,168)	(4,762)
Cost of services (including cost of services from a related party of RMB10,399 and RMB68 for the three months ended March 31, 2024 and 2025, respectively)		(35,641)	(42,320)
Total cost of revenue	5	(41,809)	(47,082)
Gross profit		29,366	25,355
Other net income	4	5,966	2,684
Research and development expenses (including research and development expenses from a related party of RMB19,970 and RMB14,760 for the three months ended March 31, 2024 and 2025, respectively)	5	(277,631)	(325,717)
Administrative expenses	5	(117,783)	(123,881)
Selling expenses	5	(10,521)	(13,931)
Impairment loss on receivables and contract assets (including impairment loss of negative RMB34 and RMB1,183 on receivables from related parties for the three months ended March 31, 2024 and 2025, respectively)		(5,667)	(723)
Operating loss		(376,270)	(436,213)
Net foreign exchange gain		3,722	4,072
Interest income		48,947	39,746
Fair value changes of financial assets at fair value through profit or loss (“FVTPL”)	22(a)	3,409	9,183
Other finance costs	6	(708)	(1,419)
Changes in the carrying amounts of preferred shares and other financial instruments subject to redemption and other preferential rights		(146,384)	—
Loss before taxation		(467,284)	(384,631)
Income tax	7	(798)	(441)
Loss for the period		(468,082)	(385,072)
Loss attributable to shareholders of the Company		(468,082)	(385,072)
Loss per ordinary share
Basic and diluted loss per Class A and Class B ordinary share (in RMB)	8	(3.95)	(0.42)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
(Expressed in thousands of RMB)
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Loss for the period	(468,082)	(385,072)
Other comprehensive income for the period (net of nil tax):
Items that will not be reclassified to profit or loss:
–Exchange differences on translation of financial statements of foreign operations	(7,370)	4,414
Other comprehensive income for the period	(7,370)	4,414
Total comprehensive income for the period	(475,452)	(380,658)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Financial Position
(Expressed in thousands of RMB)
	Note	As of December 31, 2024	As of March 31, 2025
		RMB’000	RMB’000
ASSETS
Non-current assets
Property and equipment	9	178,179	215,368
Right-of-use assets	10	73,564	66,590
Intangible assets		21,664	20,546
Goodwill		44,758	44,758
Restricted cash–non-current	11	9,669	9,660
Deferred tax assets		997	748
Financial assets at FVTPL–non-current	16	56,919	46,436
Other non-current assets		20,025	42,637
		405,775	446,743
Current assets
Inventories	12	204,705	254,445
Contract assets	13(a)	28,005	29,780
Trade receivables	14	252,607	206,613
Prepayments and other receivables	14	197,652	201,959
Prepayments to and amounts due from related parties	24(d)	26,618	38,056
Financial assets at FVTPL–current	16	1,685,146	1,701,242
Time deposits	17(a)	620,148	251,467
Cash and cash equivalents	17(a)	4,268,300	4,177,056
Restricted cash–current	11	4,814	4,997
		7,287,995	6,865,615
Total assets		7,693,770	7,312,358
EQUITY
Class A ordinary shares	20	54	57
Class B ordinary shares	20	4	4
Share premium		12,750,598	12,750,595
Reserves	20	2,946,715	2,999,947
Accumulated losses		(8,631,352)	(9,016,424)
Total equity		7,066,019	6,734,179
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Financial Position (Continued)
(Expressed in thousands of RMB)
	Note	As of December 31, 2024	As of March 31, 2025
		RMB’000	RMB’000
LIABILITIES
Non-current liabilities
Lease liabilities–non-current		26,059	19,653
Long-term bank loan	19	50,040	47,538
Deferred tax liabilities		4,486	4,237
Other non-current liabilities	15	4,677	1,977
		85,262	73,405
Current liabilities
Short-term bank loans	19	30,019	60,030
Trade payables	18	20,713	25,930
Other payables, deposits received and accrued expenses	18	397,755	328,910
Contract liabilities	13(b)	4,476	5,810
Lease liabilities–current		36,900	37,166
Amounts due to related parties	24(d)	9,450	5,668
Put option liabilities–current		41,099	41,260
Income taxes payable		2,077	—
			—
		542,489	504,774
Net current assets		6,745,506	6,360,841
Total liabilities		627,751	578,179
Total equity and liabilities		7,693,770	7,312,358

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of RMB)
	Note	Ordinary shares	Series Seed-1 Preferred Shares	Series Seed-2 Preferred Shares	Series A Preferred Shares	Share premium	Share- based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Treasury shares	Total equity/(deficit)
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2024		8	5	4	6	1,104,120	1,330,478	(234,647)	1,014,320	(6,114,544)	(151,668)	(3,051,918)
Changes in equity for the three months ended March 31, 2024
Loss for the period		—	—	—	—	—	—	—	—	(468,082)	—	(468,082)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	—	—	(7,370)	—	—	—	(7,370)
Total comprehensive income		—	—	—	—	—	—	(7,370)	—	(468,082)	—	(475,452)
Share-based compensation expenses	5	—	—	—	—	—	183,626	—	—	—	—	183,626
		—	—	—	—	—	183,626	—	—	—	—	183,626
Balance as of March 31, 2024		8	5	4	6	1,104,120	1,514,104	(242,017)	1,014,320	(6,582,626)	(151,668)	(3,343,744)
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of RMB)
	Note	Class A ordinary shares	Class B ordinary shares	Share premium	Share-based compensation reserve	Translation reserve	Other reserves	Accumulated losses	Total equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2025		54	4	12,750,598	2,124,150	(196,283)	1,018,848	(8,631,352)	7,066,019
Changes in equity for the three months ended March 31, 2025
Loss for the period		—	—	—	—	—	—	(385,072)	(385,072)
Foreign currency translation adjustment, net of nil income taxes		—	—	—	—	4,414	—	—	4,414
Total comprehensive income		—	—	—	—	4,414	—	(385,072)	(380,658)
Share-based compensation expenses	5	—	—	—	99,664	—	—	—	99,664
Issuance of ordinary shares to settle vested RSUs	20	3	—	(3)	—	—	—	—	—
Withholding of vested RSUs to satisfy income tax requirements upon settlement of vested RSUs	20	—	—	—	(50,846)	—	—	—	(50,846)
		3	—	(3)	48,818	—	—	—	48,818
Balance as of March 31, 2025		57	4	12,750,595	2,172,968	(191,869)	1,018,848	(9,016,424)	6,734,179
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of RMB)
		For the three months ended March 31,
	Note	2024	2025
		RMB’000	RMB’000
Operating activities
Cash used in operations		(134,035)	(343,073)
Income tax paid		(6)	(2,510)
Net cash used in operating activities		(134,041)	(345,583)
Investing activities
Payments for purchase of property and equipment		(6,737)	(74,882)
Purchase of time deposits		(744,520)	—
Proceeds from maturity of time deposits		1,065,739	367,794
Payments for purchase of financial assets at FVTPL	22(a)	(1,823)	(1)
Proceeds from sales of financial assets at FVTPL	22(a)	238,392	1,102
Payment for loans to employees	14	—	(359)
Net cash generated from investing activities		551,051	293,654
Financing activities
Payment of capital element of lease liabilities		(12,857)	(11,118)
Payment of interest element of lease liabilities		(548)	(704)
Payment of listing expenses relating to the initial public offering		(221)	(10,610)
Payment of withholding tax arising from the settlement of vested RSUs		—	(50,846)
Proceeds from bank loans	19	—	30,000
Repayment of bank loans	19	—	(2,500)
Payment of interest of bank loans		—	(545)
Net cash used in financing activities		(13,626)	(46,323)
Net (decrease)/increase in cash and cash equivalents		403,384	(98,252)
Cash and cash equivalents as of January 1	17(a)	1,661,152	4,268,300
Effect of foreign exchange rate changes		(664)	7,008
Cash and cash equivalents as of March 31	17(a)	2,063,872	4,177,056
The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated)
1 General information and basis of presentation
(a) General information
WeRide Inc. (the “Company”), an exempted company with limited liability, was incorporated in the Cayman Islands under the Companies Act, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands on March 13, 2017. The Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Stock Market since October 25, 2024 and the Company completed its initial public offering (“IPO”) on October 28, 2024. Each ADS of the Company represents three ordinary shares.
The Company is an investment holding company. The Company, through its wholly-owned subsidiaries (collectively referred to as the “Group”), is principally engaged in providing autonomous driving products and services. The Group’s principal operations and geographic markets are mainly in the People’s Republic of China (the “PRC”).
(b) Basis of preparation of the financial statements
The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2024 (“last annual consolidated financial statements”). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS” or “IFRS Accounting Standards”). However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
2 Changes in accounting policies
Except as described below, the accounting policies applied in the unaudited condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements as of and for the year ended December 31, 2024.
The Group has applied the amendment to IFRS Accounting Standards issued by the IASB to this condensed consolidated interim financial statements for the current accounting period:
•
Amendments to IAS 21, Lack of exchangeability

None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented in the interim condensed consolidated financial statements. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.
3 Revenue
The principal activities of the Group are (i) the sales of autonomous driving vehicles, primarily including robobuses, robotaxis, robosweepers and related sensor suites; (ii) the provision of autonomous driving related operational and technical support services; and (iii) the provision of other technology services, including ADAS R&D services and intelligent data services.
(i)
Disaggregation of revenue

The Group generally sells autonomous driving vehicles to customers with provision of accompanying operational and technical support services. The following table sets forth the breakdown of disaggregation of revenue from contracts with customers by categories of vehicles and related services:

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
3 Revenue (Continued)
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Sales of robotaxis and related services	8,473	16,138
Sales of other vehicles and related services
–Robobus	18,446	8,895
–Robosweeper	5,051	12,537
–Robovan	1,994	1,404
Other technology services	37,211	33,463
	71,175	72,437
Disaggregation of revenue from contracts with customers by major products or service lines and timing of revenue recognition are as follows:
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Disaggregated by major products or service lines:
Autonomous driving related operational and technical support services	27,486	29,474
Other technology services	37,211	33,463
Provision of services	64,697	62,937
Sales of autonomous driving vehicles	6,478	9,500
	71,175	72,437
Timing of revenue recognition
Point in time	6,478	9,500
Over time	64,697	62,937
	71,175	72,437
The major customers, which individually contributed more than 10% of total revenue of the Group for the three months ended March 31, 2024 and 2025, are as follows.
	For the three months ended March 31,
	2024	2025

Customer A	45%	*
Customer B	*	21%
Customer C	*	13%

*
represents that the amount of aggregated revenue from such customer is individually less than 10% of the total revenue for respective period.

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
4 Other net income
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Government grants	4,889	244
Net (loss)/gain on disposal of non-current assets	(5)	—
Others	1,082	2,440
	5,966	2,684
5 Expenses by nature
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Payroll and employee benefits (Note 5(i))	337,625	339,457
Cost of goods sold (Note 12(b))	6,168	4,762
Depreciation and amortization (Note 5(ii))	25,059	34,720
Professional services fee	7,932	30,992
Service fee from a related party (Note 24 (c))	30,369	14,828
Outsourcing service fee	17,309	28,033
Utilities and property management fee	6,042	10,388
Listing expense relating to the public offering on Nasdaq	1,985	—
Listing expense relating to the Hong Kong public offering	—	15,300
Others	15,255	32,131
Total cost of revenue, research and development expenses, administrative expenses and selling expenses	447,744	510,611
Notes:
(i) Payroll and employee benefits:
Salaries, allowances, bonus and benefits in kind	147,373	224,863
Contributions to defined contribution retirement plan	6,626	14,930
Share-based compensation expenses (Note 21)	183,626	99,664
	337,625	339,457
(ii) Depreciation and amortization:
Property and equipment	14,724	21,651
Right-of-use assets	9,255	11,951
Intangible assets	1,080	1,118
	25,059	34,720

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
6 Other finance costs
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Interest on bank loans	—	554
Interest on lease liabilities	548	704
Changes in the carrying amount of put option liabilities	160	161
	708	1,419
7 Income tax
The Group provided the current income tax expense of RMB0.4 million for the three months ended March 31, 2025 (three months ended March 31, 2024: RMB0.8 million), which represented 1) the withholding tax levied at 10% on interest income earned by the Company in the Cayman Islands and the Group’s subsidiary in Hong Kong which is a non-PRC resident according to the relevant rules and regulations of the Chinese Mainland, and 2) the withholding tax levied at 30% on interest income earned by the Company in the U.S. which is a non-U.S. resident according to the relevant rules and regulations of the U.S.
8 Loss per Class A and Class B ordinary share
(a) Basic loss per Class A and Class B ordinary share
The calculation of basic loss per Class A and Class B ordinary share is based on the loss attributable to ordinary equity shareholders of the Company divided by weighted-average number of Class A and Class B ordinary shares outstanding.
In August 2024, the Company issued 12,806,568 ordinary shares to holders of Series D and Series D+ preferred shares at par value of USD0.00001 each and the Company was entitled an option to repurchase these ordinary shares if an IPO does not consummate on or before March 31, 2025. These ordinary shares were contingently returnable upon issuance; as such they were not initially treated as “outstanding” for the calculation of basic loss per ordinary share and were excluded from the calculation of loss per ordinary share amounts prior to the consummation of the IPO. However, upon the consummation of the IPO in October 2024 and consequently those shares were no longer subject to recall, the weighted average numbers of ordinary shares for the purpose of basic and diluted loss per share for the periods presented have been retrospectively adjusted for the bonus element in such issuance.
Upon and immediately prior to the completion of the IPO in October 2024, the Company adopted a dual-class share structure and all of the Company’s issued ordinary shares before the completion of the IPO were re-designated into 149,442,793 Class A ordinary shares and 54,414,873 Class B ordinary shares. For comparability in the basic and diluted loss per share amounts for the years presented, the historical share capital structure has been re-presented to reflect the re-designation retrospectively.
Holders of the Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, the holder of Class B ordinary shares is entitled to 40 votes per share, while the holders of Class A ordinary shares entitle to one vote per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
8 Loss per Class A and Class B ordinary share (Continued)
(i) Weighted average number of Class A and Class B ordinary shares for the purpose of basic loss per Class A and Class B ordinary share
	For the three months ended March 31,
	2024	2025
	Number of shares	Number of shares
	’000	’000
Issued Class A and Class B ordinary shares as of January 1	105,614	826,214
Effect of bonus element in issuance of Class A ordinary shares to Series D and Series D+ preferred shareholders	12,807	—
Effect of ordinary shares issued	—	8,645
Effect of ordinary shares deemed to be in issue*	—	71,641
Weighted average number of Class A and Class B ordinary shares for the period	118,421	906,500

Note:
*
The ordinary shares deemed to be in issue represent the vested RSUs granted to qualified directors and employees.

(ii) Calculations of basic loss per Class A and Class B ordinary share
	For the three months ended March 31,
	2024	2025
Loss attributable to ordinary shareholders of the Company (in RMB’000)	(468,082)	(385,072)
Weighted average number of Class A and Class B ordinary shares in issue (in ’000)	118,421	906,500
Basic loss per Class A and Class B ordinary share (in RMB)	(3.95)	(0.42)
(b) Diluted loss per Class A and Class B ordinary share
Diluted loss per Class A and Class B ordinary share is calculated by adjusting the weighted average number of Class A and Class B ordinary shares outstanding after adjustment for the effects of all dilutive potential ordinary shares.
There was no difference between basic and diluted loss per Class A and Class B ordinary share during the three months ended March 31, 2024 and 2025 due to the anti-dilutive effects of: 1) preferred shares and other financial instruments subject to redemption and other preferential rights issued by the Company; 2) non-redeemable preferred shares; and 3) the share options (Note 21).
9 Property and equipment
During the three months ended March 31, 2025, the Group incurred capital expenditure on property and equipment with a cost of RMB50.5 million (three months ended March 31, 2024: RMB6.6 million). Items of property and equipment with a net book value of RMB1.4 million were disposed of during the three months ended March 31, 2025 (three months ended March 31, 2024: RMB28 thousand).
10 Right-of-use assets
During the three months ended March 31, 2025, the Group entered into new lease agreements for its offices and parking space and recognized RMB5.0 million addition to right-of-use assets (three months ended March 31, 2024: RMB1.8 million).

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
11 Restricted cash
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Non-Current
Deposits for renting office (Note (i))	6,635	6,625
Deposits for others	3,034	3,035
	9,669	9,660
Current
Credit card and other deposits	4,814	4,997
	4,814	4,997

Notes:
(i)
Deposits for renting office represents cash held in collateral bank accounts in the U.S. with designated usage of deposits for renting office.

12 Inventories
(a) Inventories comprise:
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Production supplies	76,961	71,930
Work in progress (Note (i))	127,744	182,515
	204,705	254,445

Note:
(i)
Work in progress represents vehicles in the process of deployment.

(b) The analysis of the amount of inventories recognized as cost of revenue and included in profit or loss is as follows:
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Carrying amounts of inventories sold	3,325	4,473
Write down of inventories	2,843	289
	6,168	4,762
13 Contract assets and contract liabilities
(a) Contract assets
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Contract assets
Arising from sales of autonomous driving vehicles	19,933	18,660
Arising from provision of services	18,280	21,492
Less: loss allowance	(9,647)	(10,372)

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
13 Contract assets and contract liabilities (Continued)
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
	28,566	29,780
Current portion	28,005	29,780
Non-current portion (Note 15)	561	—
All of the amounts are expected to be recovered within one year from the end of each of the reporting period, except for the amounts of RMB561 thousand as of December 31, 2024, related to retentions included in other non-current assets, which are expected to be recovered over one year. No such amounts were recognized as of March 31, 2025.
(b) Contract liabilities
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Contract liabilities
–Billings in advance of performance	2,119	1,590
–Billings in advance of goods transferred	2,357	4,220
As of December 31	4,476	5,810
All of the contract liabilities are expected to be recognized as revenue within one year and the amount of RMB0.8 million included in contract liabilities as of December 31, 2024 was recognized as revenue in the three months ended March 31, 2025 (three months ended March 31, 2024: RMB8.1 million).
14 Trade receivables, prepayments and other receivables
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Trade receivables	318,044	267,247
Less: loss allowance	(65,437)	(60,634)
Trade receivables, net of loss allowance	252,607	206,613
Receivables from payments made on behalf of customers, net of allowance	31,917	24,364
Receivables from loans to employees (Note (i))	18,501	19,031
Other receivables	50,418	43,395
Trade and other receivables at amortized cost	303,025	250,008
Prepayments to suppliers	67,542	63,435
Refundable value-added tax	64,678	80,384
Others	15,014	14,745
Prepayments and others	147,234	158,564
Prepayments and other receivables	197,652	201,959
Total trade receivables, prepayments and other receivables	450,259	408,572

Note:

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
14 Trade receivables, prepayments and other receivables (Continued)
(i)
In June 2023, the Group provided a one-year loan with a principal amount of USD1.5 million (equivalent to RMB10.9 million) to an employee at an interest rate of 4.43%. The principal of USD1.0 million (equivalent to RMB7.1 million) was repaid in 2024, and the remaining principal of USD0.5 million (equivalent to RMB3.6 million) and the cumulative interest of USD0.1 million (equivalent to RMB0.6 million) was repaid in May 2025.

In December 2024, the Group provided one-year loan with a principal amount of USD2.0 million (equivalent to RMB14.2 million) to another employee at an interest rate of 4.30%.
In January 2025, the Group provided one-year loan with a principal amount of USD50 thousand (equivalent to RMB0.4 million) to the same employee at the same interest rate.
All of the trade and other receivables are expected to be recovered or recognized as expense within one year. Trade receivables are normally due within 30 to 90 days from the invoice date.
15 Other non-current assets
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Prepayment for leasing motor vehicles	18,239	19,680
Prepayment for property and equipment	1,225	22,957
Contract assets-non-current, net of allowance	561	—
	20,025	42,637
16 Financial assets at FVTPL
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Non-current
–Investment in a listed company	56,919	46,436
Current
–Non-equity investments	1,685,146	1,701,242
	1,742,065	1,747,678
In June 2024, the Company committed to subscribe 4,416,000 ordinary shares of a listed company with a total consideration of USD20.0 million, or USD4.53 per share. The Group paid the subscription consideration and received the shares in July 2024. The investment was initially recorded at USD20.0 million (equivalent to RMB138.7 million) and subsequently measured at fair value. The Company recognized a loss of USD 11.9 million and USD1.4 million (equivalent to RMB10.4 million) in fair value change for the year ended December 31, 2024 and for the three months ended March 31, 2025, respectively.
Please see more information about the fair value valuation in Note 22.
17 Cash, cash equivalents and time deposits
(a) Cash, cash equivalents and time deposits comprise:
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Cash and cash equivalents	4,268,300	4,177,056
Time deposits	620,148	251,467

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
17 Cash, cash equivalents and time deposits (Continued)
(b) Non-cash transactions
Non-cash investing and financing transactions incurred for the three months ended March 31, 2024 and 2025 mainly comprised the following:
(i)
Purchase of right-of-use assets included in lease liabilities amounting to RMB1.8 million and RMB 5.0 million for the three months ended March 31, 2024 and 2025, respectively.

(ii)
The Group transferred inventory to property and equipment amounting to RMB9.8 million for the three months ended March 31, 2025, there was no inventory transfer to property and equipment for the three months ended March 31, 2024.

(iii)
Purchase of property and equipment included in other payables and other non-current assets were RMB4.3 million and RMB34.6 million for the three months ended March 31, 2024 and 2025, respectively. Disposal of property and equipment included in amounts due from related parties were RMB1.4 million for the three months ended March 31, 2025, there was no disposal of property and equipment included in amounts due from related parties for the three months ended March 31, 2024.

18 Trade and other payables, deposits received and accrued expenses
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Trade payables	20,713	25,930
Government grants received with conditions*	184,542	187,242
Accrued payroll and social insurance	96,593	51,187
Payables for professional services	27,134	26,425
Taxes payable and others	89,486	64,056
Total other payables, deposits received and accrued expenses	397,755	328,910
Trade and other payables, deposits received and accrued expenses measured at amortized cost	418,468	354,840

*
The current portion of government grants received with conditions mainly represent the grants received with certain requirements of operation performance and tax contribution in a specified region.

As of March 31, 2025, all of the balances of trade and other payables are expected to be settled or recognized as income within one year or are repayable on demand. The credit period granted by the suppliers is generally between 30 to 60 days.
19 Bank loans
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Non-current
–Long-term bank loan (Note (i))	50,040	47,538
Current
–Short-term bank loans (Note (ii)(iii))	30,019	60,030
	80,059	107,568

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
19 Bank loans (Continued)

Notes:
(i)
In September 2024, a commercial bank in the PRC provided the Group with a two-year long-term bank loan of RMB50.0 million bearing an interest rate of 2.9% per annum. In March 2025, the Group repaid RMB2.5 million in accordance with the repayment schedule.

(ii)
In November and December 2024, a commercial bank in the PRC provided the Group with certain one-year short-term loans with total principal amount of RMB30.0 million bearing an interest rate of 2.5% per annum.

(iii)
In March 2025, a commercial bank in the PRC provided the Group with a one-year short-term loan of RMB30.0 million bearing an interest rate of 2.3% per annum.

20 Capital and reserves
(i) Accrued tax withholdings on vesting of restricted share units
During the three months ended March 31, 2025, the Company issued 27,372,611 Class A ordinary shares at par value of US$0.0001 each to settle 28,623,285 vested RSUs held by certain employees (of which, 1,250,674 vested RSUs were withheld for withholding tax of RMB50.8 million). As a result, the Company recognized RMB3,000 in equity relating to Class A ordinary shares and de-recognized RMB3,000 in share premium
21 Share-based compensation arrangements
In June 2018, the Board of Directors of the Company approved and adopted the 2018 Share Plan, under which the Company reserves 311,125,716 shares to grant share options or restricted share units for officers, directors, employees and non-employees.
(a) Share options
Share options’ activities for the three months ended March 31, 2025 presented were summarized as follows:
	For the three months ended March 31, 2025
	Weighted average exercise price	Number of options
	USD
Outstanding as of January 1, 2025	1.2	121,852,549
Granted	4.4	81,966
Expired	0.7	(183,149)
Modified	1.2	(780,500)
Forfeited	1.2	(738,478)
Outstanding as of March 31, 2025	1.2	120,232,388
Exercisable as of March 31, 2025	1.2	88,469,056
The weighted average grant date fair value of the share options granted for the three months ended March 31, 2025 was USD4.4. The aggregated fair value of the share options at the grant datefor the three months ended March 31, 2025 was USD0.4 million (equivalent to RMB2.6 million).
In January 2025, the Company approved to replace 780,500 options granted in August 2024 with 591,565 RSUs, which effectively reduce the exercise price to nil and simultaneously reduce the number of share awards granted. As the total fair value of the modified equity instruments is lower than that of the original equity instruments (as estimated as at the date of the modification), such non-beneficial modification is accounted for in accordance with the accounting policy as follows.

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Share-based compensation arrangements (Continued)
Where the terms or conditions of a share-based awards granted are modified, as a minimum, an expense is recognised as if the terms had not been modified, if the original terms of the award are met. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payments arrangement, or is otherwise beneficial to the employee as measured at the date of modification; if a modification reduces the total fair value of the share-based awards granted, or is not otherwise beneficial to the employee, the Group nevertheless continues to recognize as a minimum the original grant date fair value of the share-based awards granted (unless those share-based awards are forfeited) as if that modification had not occurred.
The fair value of share options granted was measured by reference to the fair value of the Company’s equity interest. The Group had used the discounted cash flow method to determine the underlying equity fair value of the Company. The estimation of the share options granted was measured based on a binominal options pricing model. The key assumptions used in determining the fair value of share options were as follows:
For the three months ended March 31, 2025
Fair value of the Company’s ordinary shares	USD4.37 per share
Expected volatility	52.6%
Exercise multiple	2.8x
Expected dividends	0%
Risk-free interest rate (per annum)	4.52%
Expected term	10 years
The expected volatility was estimated based on the historical volatility of comparable peer public companies with a time horizon close to the expected term of the Company’s share options. The risk-free interest rate was estimated based on the yield to maturity of U.S. treasury bonds denominated in USD for a term consistent with the expected term of the Company’s share options in effect at the valuation date. The expected exercise multiple was estimated as the average ratio of the share price to the exercise price of when employees, officers or nonemployees would decide to voluntarily exercise their vested share options. Expected dividend yield is zero as the Company has never declared or paid any cash dividends on its shares, and the Company does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the share options.
(b) Restricted share units
Restricted share units’ activities for the three months ended March 31, 2025 presented were summarized as follows:
For the three months ended March 31, 2025
Number of restricted share units
Outstanding as of January 1, 2025	6,781,568
Granted	5,273,604
Modified	591,565
Forfeited	(123,543)
Outstanding as of March 31, 2025	12,523,194

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
21 Share-based compensation arrangements (Continued)
Total compensation expense calculated based on the grant date fair value and the estimated forfeiture rate recognized in the unaudited condensed consolidated statements of profit or loss for aforementioned share options and restricted share units granted was RMB183.6 million and RMB99.7 million for the three months ended March 31, 2024 and 2025, respectively.
22 Fair value measurement of financial instruments
(a) Financial assets measured at fair value
(i) Fair value hierarchy
The following table presents the Group’s financial assets that are measured at fair value at the end of each period presented:
	As of December 31, 2024
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,742,065	56,919	1,685,146	—
	As of March 31, 2025
Recurring fair value measurement	Fair value	Level 1	Level 2	Level 3
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
–Financial assets at FVTPL	1,747,678	46,436	1,701,242	—
For the three months ended March 31, 2025, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3.
(ii) Financial instruments in level 2
Financial assets at FVTPL
The fair value of the financial assets in Level 2, is determined based on the unit price published on the counterparty bank’s or financial institution’s websites. The published unit price is the unit price at which a holder could redeem the fund units at the end of each period presented.
Financial assets at FVTPL consisted of the following:
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Aggregated cost basis	1,662,401	1,681,661
Gross unrealized holding gain	22,745	19,581
Aggregated fair value	1,685,146	1,701,242

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
22 Fair value measurement of financial instruments (Continued)
The tables below reflect the reconciliation from the opening balance to the closing balance for recurring fair value measurements of the fair value hierarchy for the three months ended March 31, 2025:
	For the three months ended March 31,2025
	January 1, 2025	Purchase	Sell	Included in earnings	Foreign exchange effect	March 31, 2025
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at FVTPL	1,685,146	1	(1,102)	19,581	(2,384)	1,701,242
(b) Cash concentration
Cash, cash equivalents, restricted cash, time deposits and financial assets at FVTPL, which are maintained at banks, consist of the following:
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
RMB denominated:
Financial institutions in Chinese Mainland	503,800	565,237
USD denominated:
Financial institutions in Chinese Mainland	1,816,218	1,570,260
Financial institution in Hong Kong	11,671	11,653
Financial institution in the U.S.	462,786	159,687
Financial institution in the Singapore	3,767,075	3,816,745
Financial institution in the Middle East	10,561	11,841
Arab Emir. Dirham (“AED”) denominated:
Financial institution in the Middle East	3,198	2,552
European Dollar (“EUR”) denominated:
Financial institutions in Chinese Mainland	1,129	1,046
Financial institution in the Middle East	186	—
Financial institution in the Germany	—	192
Singapore Dollar (“SGD”) denominated:
Financial institution in the Singapore	11,453	5,209
The bank deposits in Chinese Mainland, Hong Kong, the U.S., Germany and Singapore are insured by the government authority up to RMB500,000, HKD500,000, USD250,000, EUR100,000 and SGD100,000 with individual bank, respectively. Total bank deposits amounted to RMB51.0 million and RMB52.8 million are insured as of December 31, 2024 and March 31, 2025, respectively. The Company has not experienced any losses in uninsured bank deposits.
23 Commitments
Commitments outstanding as of March 31, 2025 consist of the following:
As of March 31, 2025
RMB’000
Contracted for purchase of inventories (Note (i))	62,296

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
23 Commitments (Continued)
As of March 31, 2025
RMB’000
Contracted for purchase of services (Note (ii))	216,807
279,103

Notes:
As of March 31, 2025, the Group had entered into the following commitment agreements:
(i)
A vehicle purchase agreement with Zhengzhou Yutong Bus Co., Ltd. (“Yutong”), an affiliate of a shareholder of the Company, pursuant to which the Group committed to purchase vehicles manufactured by Yutong with an aggregated purchase amount of RMB100.3 million in 2024. As of March 31, 2025, the Group has paid RMB55.4 million under this vehicle purchase agreement. The Group is in the process of negotiating with Yutong to extend the term to purchase vehicles under the agreement.

Another vehicle purchase agreement with a Chinese manufacturer, specializing in the development, production and sale of buses, pursuant to which the Group committed to purchase vehicles manufactured by this manufacturer with an aggregated purchase amount of RMB32.7 million in 2024 and 2025. As of March 31, 2025, the Group has paid RMB15.4 million under this vehicle purchase agreement.
(ii)
A research and development service agreement with another Chinese manufacturer, pursuant to which the Group committed to purchase research and development services from the manufacturer with an aggregated purchase consideration of RMB216.8 million in 2024 and 2025. As of March 31, 2025, the research and development services has not started and no consideration has been paid yet.

24 Material related party transactions
(a) Name and relationship with related parties
Name of related parties	Relationship with the Group
Dr. Tony Xu Han	Founder, Chairman, Executive Director and CEO
Mr. Yan Li	Co-founder, Executive Director and Chief Technology Officer
Mr. Hua Zhong	Senior Vice President
Ms. Jennifer Xuan Li	Chief Financial Officer and Head of International
Mr. Qingxiong Yang	Vice President
Mr. Jean-François Salles	Non-Executive Director
Mr. David Tong Zhang	Independent Director
Ms. Huiping Yan	Independent Director
Mr. Grégoire de Franqueville	Former Non-Executive Director
Mr. Takao Asami	Former Non-Executive Director
Mr. Yibing Xu	Former Non-Executive Director
Mr. Jingzhao Wan	Former Non-Executive Director
Mr. Ziping Kuang	Former Non-Executive Director
Mohamed Albadrsharif Shaikh Abubaker Alshateri	Former Non-Executive Director

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
24 Material related party transactions (Continued)
Name of related parties	Relationship with the Group
Alliance Automotive R&D (Shanghai) Co., Ltd., Alliance Ventures, B.V. and Nissan Mobility Service Co., Ltd (collectively “Alliance affiliates”)	Affiliate of a shareholder
Zhengzhou Yutong Bus Co., Ltd.,
Zhengzhou Yutong Heavy Industry Co., Ltd.,
Yutong Heavy Equipment Co., Ltd.,
Zhengzhou Yutong Mining Equipment Co., Ltd,
and Ourland Environmental Technical Ltd (collectively “Yutong affiliates”)	Affiliate of a shareholder
Guangzhou Yuji Technology Co., Ltd. and its subsidiaries (collectively “Yuji affiliates”)	Entity controlled by a close family member of Dr. Tony Xu Han
(b) Key management personnel compensation
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000

Short-term employment benefits (excluding discretionary bonus)	3,769	4,305
Discretionary bonus	—	—
Contributions to defined contribution retirement plans	62	56
Share-based compensation expenses	96,498	18,490
	100,329	22,851
(c) Other transactions with related parties
In addition to the transactions disclosed elsewhere in this financial statements, the Group entered into the following continuing material related party transactions during the periods presented:
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Sales of goods to:
Yutong affiliates	—	90
Alliance affiliates	2,620	—
	2,620	90
Service rendered to:
Alliance affiliates	3,773	5,010
Yutong affiliates	3,170	1,474
Yuji affiliates	—	—
	6,943	6,484

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
24 Material related party transactions (Continued)
	For the three months ended March 31,
	2024	2025
	RMB’000	RMB’000
Purchases of goods or services from:
Yutong affiliates	48,354	978
Yuji affiliates	30,369	14,828
	78,723	15,806
Payments made on behalf of customers to:
Yuji affiliates	21,990	1,808
	21,990	1,808
Disposal of property and equipment to:
Yuji affiliates	—	1,431
	—	1,431

(d) Balances with related parties
	As of December 31, 2024	As of March 31, 2025
	RMB’000	RMB’000
Trade related
Trade receivables from:
Alliance affiliates	3,944	6,472
Yutong affiliates	11,880	13,353
Yuji affiliates	—	1,618
Less: loss allowance	(2,707)	(3,890)
Trade receivables, net of loss allowance	13,117	17,553
Prepayments to:
Yuji affiliates	—	7,000
Yutong affiliates	13,501	13,503
Prepayments to and amounts due from related parties	26,618	38,056
Trade related
Amounts due to related parties
Trade and other payables to:
Yutong affiliates	2,185	—
Yuji affiliates	7,265	5,668
Alliance affiliates	—	—
	9,450	5,668
As of December 31, 2024 and March 31, 2025, amounts due from related parties are unsecured, interest-free and repayable on demand.

Notes to the Unaudited Condensed Consolidated Financial Statements
(Expressed in thousands of RMB, unless otherwise indicated) (Continued)
25 Subsequent events
Management has considered subsequent events through June 27, 2025, which was the date the unaudited condensed consolidated financial statements were issued.
In May 2025, Uber Technologies, Inc. (“Uber”) committed to an equity investment of US$100 million, in addition to its existing investment in the Company. This investment is expected to be called by WeRide and completed by the second half of 2025, with closing subject to customary conditions, unless extended at WeRide’s option. Uber will invest at a price based on the volume-weighted average price of WeRide’s American Depositary Shares prior to the closing.
In May 2025, the board of directors has authorized a share repurchase program, under which the Company may repurchase up to US$100 million of its Class A ordinary shares (including in the form of American depositary shares) over the next 12 months.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 6.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime.
Our eighth amended and restated memorandum and articles of association provide that each officer or director of our company shall be indemnified against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such director or officer, other than by reason of such person’s own dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere.
Pursuant to indemnification agreements, the form of which is filed as Exhibit 6.2 to this registration statement, we have agreed to indemnify our directors and senior officers against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our company.
The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, or the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
ITEM 7.   RECENT SALES OF UNREGISTERED SECURITIES.
During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.
Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Class A Ordinary Shares
Alliance Ventures, B.V.	October 28, 2024	18,774,193	US$97,000,000
JSC International Investment Fund SPC	October 28, 2024	13,455,810	US$69,500,000
Get Ride Inc.	October 28, 2024	9,677,419	US$50,000,000
Beijing Minghong Management
Consulting Partnership (Limited Partnership)	October 28, 2024	8,903,225	US$46,000,000
Kechuangzhixing Holdings Limited	October 28, 2024	5,806,451	US$30,000,000
Guangqizhixing Holdings Limited	October 28, 2024	3,870,967	US$20,000,000
GZJK WENYUAN Inc.	October 28, 2024	1,548,387	US$8,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	July 12, 2022	1,892,780	US$2,000,000
Guangqizhixing Holdings Limited	June 30, 2023	1,763,689	US$6,000,000
China-UAE Investment Cooperation Fund, L.P., Allindrive Capital (Cayman) Limited, Catalpa Investments, MOMENTUM VENTURE CAPITAL PTE. LTD., CCB International Overseas Limited, Robert Bosch GmbH, Hainan Kaiyi Investment Partnership (Limited Partnership), Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership), Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership), Guangzhou Zhiruo Investment Partnership (Limited Partnership), Xiamen Homericapital Junteng Investment Partnership (Limited Partnership), Sailing Innovation Inc, CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND and Guangqizhixing Holdings Limited
	August 9, 2024	12,806,568	US$128.07
Series Seed-1 Preferred Shares	January 20, 2022	286,246	US$1,000,000
Homeric Spirit HK Limited Partnership Fund Zto Ljf Holding Limited	January 20, 2022	882,382	US$3,082,602
Series A Preferred Shares
Alliance Ventures B.V.	May 29, 2023	4,400,229	US$4,400.23
Shenzhen Yuanan Fule Investment Center Ltd.	September 13, 2023	8,142,630	US$8,095,932.02
Series B-1 Preferred Shares	June 15, 2022	66,247,450	US$100,000,000
Beijing Xufeng Zhiyuan Intelligent Technology Limited Partnership
Series B-2 Preferred Shares
Zto Ljf Holding Limited	January 20, 2022	1,693,830	S$5,917,395

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Series B-3 Preferred Shares
Guangzhou Ruosi Investment Partnership (Limited Partnership), Tianjin Wenze Equity Investment Fund Partnership (Limited Partnership), Nanjing Jianye Jushi Technology Innovation Growth Fund (Limited Partnership), Shanghai Daining Business Management Partnership (Limited Partnership), Anhui Hongxinli Equity Investment Partnership (Limited Partnership) and Guangzhou Hengdazhixing Industrial Investment Fund Partnership (Limited Partnership)	Various dates from June 21 to July 2022	18,855,050	US$37,000,000
Series D Preferred Shares
China-UAE Investment Cooperation Fund, L.P., Allindrive Capital (Cayman) Limited, Catalpa Investments, MOMENTUM VENTURE CAPITAL PTE. LTD., CCB International Overseas Limited and Robert Bosch GmbH	Various dates from January 20, 2022 to June 15, 2022	39,716,614	US$185,000,000
Hainan Kaiyi Investment Partnership (Limited Partnership)	December 2, 2022	3,220,266	US$15,000,000
China-UAE Investment Cooperation Fund, L.P.	December 28, 2022	10,734,220	US$50,000,000
Hainan Huifuchangyuan Equity Investment Fund Partnership (Limited Partnership)	January 19, 2023	1,524,259	US$7,099,998.42
Guangqizhixing Holdings Limited	June 30, 2023	5,152,425	US$24,000,000
Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership)	June 27, 2024	1,867,649	US$8,699,507.25
Guangzhou Zhiruo Investment Partnership (Limited Partnership)	June 27, 2024	301,764	US$1,405,614.42
Xiamen Homericapital Junteng Investment Partnership (Limited Partnership)	June 27, 2024	429,369	US$2,000,000
Series D+ Preferred Shares
Sailing Innovation Inc.	November 28, 2023	7,495,687	US$37,800,000
CDBC MANUFACTURING TRANSFORMATION AND UPGRADING FUND	December 26, 2023	14,934,910	US$70,000,000
Warrants
Hainan Kaiyi Investment Partnership (Limited Partnership)	January 20, 2022	3,220,266 Series D preferred shares	US$15,000,000

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Shanghai Huitianfu Yijian Equity Investment Management Co., Ltd.	January 20, 2022	1,610,133 Series D preferred shares	US$7,500,000
Guangzhou Yuexiu Jinchan III Equity Investment Fund Partnership (Limited Partnership)	January 20, 2022	1,867,649 Series D preferred shares	US$10,000,000
Guangzhou Zhiruo Investment Partnership (Limited Partnership)	January 20, 2022	301,764 Series D preferred shares	US$1,608,100
China-UAE Investment Cooperation Fund, L.P.	January 20, 2022	10,734,220 Series D preferred shares	US$50,000,000
Allindrive Capital (Cayman) Limited	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000
Catalpa Investments	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000
Hainan Kaiyi Investment Partnership (Limited Partnership)	January 20, 2022	2,146,844 Series D preferred shares	US$10,000,000
Xiamen Homericapital Junteng Investment Partnership (Limited Partnership)	March 1, 2022, amended May 30, 2024	429,369 Series D preferred shares or ordinary shares	US$2,000,000
National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership)	October 31, 2022	11,834,910 Series D+	US$59,682,280
National Development and Manufacturing Industry Transformation and Upgrading Fund (Limited Partnership)	October 31, 2022	3,100,000 Series D+ preferred shares	US$10,317,730
Options
Certain directors, officers and employees	Various dates from January 2022 to June 2025	[ ] options	Services provided by the respective grantees
Restricted Share Units
Certain directors, officers and employees	Various dates from January 2022 to June 2025	[ ] restricted stock units	Services provided by the respective grantees
ITEM 8.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)   Exhibits See Exhibit Index beginning on page II-5 of this registration statement.
The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.
(b)   Financial Statement Schedules Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.
ITEM 9.   UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

EXHIBIT INDEX
Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1
Eighth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

4.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)
4.2
Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

4.3*	Deposit Agreement among the Registrant, the depositary and the owners and holders of the American Depositary Receipts
4.4
Sixth Amended and Restated Shareholders Agreement among the Registrant and other parties thereto dated October 29, 2022 (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

4.5
Sixth Amended and Restated Right of First Refusal and Co-sale Agreement among the Registrant and other parties thereto dated October 29, 2022 (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

5.1*	Opinion of Travers Thorp Alberga regarding the validity of the Class A ordinary shares being registered
8.1*	Opinion of Travers Thorp Alberga regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
6.1	Amended and Restated 2018 Share Plan (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)
6.2
Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.3
Form of Employment Agreement between the Registrant and its executive officer (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.4†
Purchase Agreement between Yutong Bus Co., Ltd. and WFOE, dated July 21, 2023 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.5
English translation of Form of Agreement on Vehicle Purchase between Yutong Bus Co., Ltd. and WFOE, and a schedule of all executed Agreements on Vehicle Purchase adopting the same form (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.6
Form of Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, and a schedule of all executed Service Agreements adopting the same form (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.7
Master Service Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated November 1, 2023 (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

Exhibit Number	Description of Document
6.8†
Goods Purchase Agreement between Alliance Automotive Research & Development (Shanghai) Co., Ltd. and WFOE, dated July 31, 2023 (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.9†
English translation of Data Service Framework Agreement between Guangzhou Yuji Technology Co., Ltd. and WFOE, dated October 8, 2022 (incorporated by reference to Exhibit 10.10 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.10†
Cooperation Agreement between Bosch Automotive Products (Suzhou) Co., Ltd. and WFOE, dated May 24, 2022 (incorporated by reference to Exhibit 10.11 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.11†
Agreement on Subsequent Collaboration by and among Robert Bosch GmbH, Bosch Automotive Products (Suzhou) Co., Ltd., the Registrant and other parties thereto, dated July 23, 2024 (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.12†
Service Agreement between Nissan Mobility Services Co., Ltd. and WFOE, dated October 20, 2022 (incorporated by reference to Exhibit 10.13 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.13
Share Subscription Agreement between the Registrant and Alliance Ventures, B.V., dated July 26, 2024 and as amended on October 21, 2024 (incorporated by reference to Exhibit 10.14 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.14
Nominating and Support Agreement between the Registrant, Tony Xu Han, Yan Li and Alliance Ventures, B.V., dated July 26, 2024 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.15†
Co-operation Agreement between the Registrant and Renault s.a.s., dated July 17, 2024 (incorporated by reference to Exhibit 10.16 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)

6.16†
Subscription Agreement between the Registrant and JSC International Investment Fund SPC, dated August 9, 2024 (incorporated by reference to Exhibit 10.17 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.17
Subscription Agreement between the Registrant and Get Ride Inc., dated August 8, 2024 (incorporated by reference to Exhibit 10.18 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.18
Subscription Agreement between the Registrant and Beijing Minghong Management Consulting Partnership, dated August 8, 2024 (incorporated by reference to Exhibit 10.19 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.19
Amended and Restated Subscription Agreement between the Registrant and Kechuangzhixing Holdings Limited, dated October 21, 2024 (incorporated by reference to Exhibit 10.20 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.20
Subscription Agreement between the Registrant, Guangqizhixing Holdings Limited and Gac Capital International Ltd., dated July 17, 2024 (incorporated by reference to Exhibit 10.21 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

Exhibit Number	Description of Document
6.21
Amended and Restated Subscription Agreement between the Registrant and GZJK WENYUAN Inc., dated October 21, 2024 (incorporated by reference to Exhibit 10.22 to the Amendment No.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 9, 2024)

6.22†
English translation of Framework Agreement for the Procurement and Services of High-definition Maps between Guangzhou Jingqi and Guangzhou Yuji Technology Co., Ltd., dated February 28, 2022, and its supplemental agreement, dated February 28, 2023 (incorporated by reference to Exhibit 10.23 to the Amendment No.3 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on August 20, 2024)

21.1*	Principal Subsidiaries of the Registrant
23.1*	Consent of KPMG Huazhen LLP
23.2*	Consent of Travers Thorp Alberga (included in Exhibit 5.1)
23.3*	Consent of Commerce & Finance Offices (included in Exhibit 99.2)
24.1*	Powers of Attorney (included on signature page)
99.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form F-1 of the Registrant (File No. 333-281054) filed with the SEC on July 26, 2024)
99.2*	Opinion of Commerce & Finance Offices regarding certain PRC law matters
99.3*	Consent of China Insights Industry Consultancy Limited
107*	Filing Fee Table

†
Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act.

*
To be filed by amendment

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Guangzhou, China, on           , 2025.
WeRide Inc.
By:

Name:
Title:

POWER OF ATTORNEY
Each person whose signature appears below constitutes and appoints Tony Xu Han and Jennifer Xuan Li and each of them as an attorney-in-fact with full power of substitution, for him or her in any and all capacities, to do any and all acts and all things and to execute any and all instruments that said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, or the Securities Act, and any rules, regulations and requirements of the Securities and Exchange Commission, or the SEC, thereunder, in connection with the registration under the Securities Act of Class A ordinary shares of the registrant, or the Shares, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-1 to be filed with the SEC with respect to such Shares, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated below on           , 2025.
Signature	Title
Name: Tony Xu Han	Chairman and Chief Executive Officer (Principal Executive Officer)
Name: Yan Li	Director
Name: Jennifer Xuan Li	Chief Financial Officer and Head of International (Principal Financial and Accounting Officer)
Name: Huiping Yan	Director
Name: David Tong Zhang	Director
Name: Jean-François Salles	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WeRide Inc., has signed this registration statement or amendment thereto in New York, New York, United States on           , 2025.
Authorized U.S. Representative
By:

Name:
Title: